As filed with the Securities and Exchange Commission on December 1, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Tribune Media Company

(Exact name of registrant as specified in its charter)

Delaware	4833	36-1880355
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

435 North Michigan Avenue

Chicago, Illinois 60611

(312) 994-9300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven Berns

Executive Vice President and Chief Financial Officer

Tribune Media Company

220 East 42nd Street, 10th Floor

New York, New York 10017

(212) 210-2786

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Peter J. Loughran, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Class A Common Stock, par value $0.001	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

i

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

Tribune Media Company is filing this registration statement on Form 10 pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the listing of our Class A common stock, par value $0.001 per share (“Class A Common Stock”), on the New York Stock Exchange (the “NYSE”). We have been approved to list our Class A Common Stock on the NYSE under the symbol “TRCO”. As used in this registration statement, unless otherwise specified or the context otherwise requires, “Tribune,” “we,” “our,” “us” and the “Company” refer to Tribune Media Company and its consolidated subsidiaries.

Once the registration of the Class A Common Stock becomes effective, we will be subject to the requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require us to file, among other things, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements with the U.S. Securities and Exchange Commission (the “SEC”), and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12 of the Exchange Act.

Our periodic and current reports will be available on our website, www.tribunemedia.com, free of charge, as soon as reasonably practicable after such materials are filed with, or furnished to, the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains “forward-looking statements” within the meaning of the federal securities laws, including, without limitation, statements concerning the conditions in our industry, our operations, our economic performance and financial condition, including, in particular, statements relating to our business and growth strategy and product development efforts under “Item 1. Business” and “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. These risks and uncertainties include, without limitation, those identified under “Item 1A. Risk Factors” and elsewhere in this registration statement.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	competition and other economic conditions including fragmentation of the media landscape and competition from other media alternatives;

•	changes in advertising demand and audience shares;

•	changes in the overall market for television advertising, including through regulatory and judicial rulings;

•	our ability to protect our intellectual property and other proprietary rights;

•	availability and cost of broadcast rights;

•	our ability to adapt to technological changes;

•	our ability to develop and grow our online businesses;

•	availability and cost of quality network, syndicated and sports programming affecting our television ratings;

•	the loss or modification of our network affiliation agreements;

•	our ability to renegotiate retransmission consent agreements;

•	our ability to expand our operations internationally;

•	the incurrence of costs to address contamination issues at sites owned, operated or used by our business;

•	adverse results from litigation, governmental investigations or tax-related proceedings or audits;

•	our ability to settle unresolved claims filed in connection with the Debtors’ Chapter 11 cases and resolve the appeals seeking to overturn the Confirmation Order (as defined and described below in “Item 1A. Risk Factors—Risks Related to Our Emergence from Bankruptcy”);

•	our ability to satisfy pension and other postretirement employee benefit obligations;

•	our ability to attract and retain employees;

•	the effect of labor strikes, lock-outs and labor negotiations;

•	our ability to realize benefits or synergies from acquisitions or divestitures or to operate our businesses effectively following acquisitions or divestitures;

•	our ability to successfully integrate the acquisition of Local TV Holdings, LLC (“Local TV”);

•	the financial performance of our equity method investments;

•	the impairment of our existing goodwill and other intangible assets;

•	changes in accounting standards;

•	increased interest rate risk due to our variable rate indebtedness;

•	our indebtedness and ability to comply with covenants applicable to our debt financing and other contractual commitments;

•	our ability to satisfy future capital and liquidity requirements;

•	our ability to access the credit and capital markets at the times and in the amounts needed and on acceptable terms;

•	the factors discussed in “Item 1A. Risk Factors” of this registration statement; and

•	other events beyond our control that may result in unexpected adverse operating results.

We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this registration statement may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 4, 2014, we completed a separation transaction (the “Publishing Spin-off”), resulting in the spin-off of the assets and certain liabilities of the businesses primarily related to Tribune’s principal publishing operations, other than owned real estate and certain other assets (the “Publishing Business”), through a tax-free, pro rata dividend to our stockholders and warrantholders of 98.5% of the shares of common stock of Tribune Publishing Company (“Tribune Publishing”). As a result of the completion of the Publishing Spin-off, Tribune Publishing operates the Publishing Business as an independent publicly-traded company. The Publishing Business consisted of newspaper publishing and local news and information gathering functions that operated daily newspapers and related websites, as well as a number of ancillary businesses that leveraged certain of the assets of those businesses. The historical results of operations for the Publishing Business are reported in discontinued operations for all periods presented in this registration statement. All operating and statistical data in this registration statement give effect to the Publishing Spin-off, unless the context otherwise requires.

The adoption of fresh-start reporting as of December 31, 2012 required management to make certain assumptions and estimates to allocate our enterprise value to our assets and liabilities based on fair values. These estimates of fair value represent our best estimates based on independent appraisals and various valuation techniques and trends, and by reference to relevant market rates and transactions. The estimates and assumptions are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, we cannot provide assurance that the estimates, assumptions, and fair values reflected in the valuations will be realized, and actual results could vary materially from our expectations. Any adjustments to the recorded fair values of these assets and liabilities may impact the amount of recorded goodwill.

TRADEMARKS AND SERVICE MARKS

Tribune Broadcasting, WGN, WPIX, KTLA, Gracenote, Zap2it, and other trademarks or service marks of Tribune Media Company and its subsidiaries appearing in this registration statement, are the property of Tribune Media Company or one of its subsidiaries. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this registration statement are listed without the ™, ® and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this registration statement. Trade names, trademarks and service marks of other companies appearing in this registration statement, are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsements of us by, these other companies.

Item 1.	Business

Business Overview

Tribune Media Company is a diversified media and entertainment business. It is comprised of 42 owned or operated television stations, which we refer to as “our television stations,” along with a radio station, a national general entertainment television network, a production studio, a data and digital technology business, a portfolio of real estate assets and investments in a variety of media, websites and other related assets. We believe our diverse portfolio of assets distinguishes us from traditional pure-play broadcasters through our ownership of high-quality original and syndicated programming, our ability to capitalize on revenue growth from our data and real estate assets, and cash distributions from our equity investments.

Our business operates in the following two reportable segments:

•	Television and Entertainment: Provides audiences across the country with news, entertainment and sports programming on Tribune Broadcasting local stations and distinctive, high quality television series and movies on WGN America, including through content produced by Tribune Studios.

•	Digital and Data: Provides innovative technology and services that collect and distribute video, music and entertainment data primarily through wholesale distribution channels to consumers globally.

In addition, we report and include under Corporate and Other certain administrative activities associated with operating our corporate office functions and managing our frozen company-sponsored defined benefit pension plans, as well as the management of certain of our real estate assets, including revenues from leasing office and production facilities. We also currently hold a variety of investments in cable and digital assets, including equity investments in Television Food Network, G.P. (“TV Food Network”) and CareerBuilder, LLC (“CareerBuilder”).

Organizational Structure and History

Tribune Media Company is a holding company that does business through its direct and indirect operating subsidiaries. Previously known as Tribune Company, we were founded in 1847 and incorporated in Delaware in 1968. Throughout the 1980s and 1990s, we grew rapidly through a series of broadcasting acquisitions and strategic investments in companies such as TV Food Network, CareerBuilder and Classified Ventures, LLC (“CV”). On December 20, 2007, we completed a series of transactions (collectively, the “Leveraged ESOP Transactions”) which culminated in the cancellation of all issued and outstanding shares of the Company’s common stock as of that date and with the Company becoming wholly-owned by the Tribune Company employee stock ownership plan (the “ESOP”).

As a result of severe declines in advertising and circulation revenues leading up to and during the recession that followed the global financial crisis of 2007-2008, as well as the general deterioration of the publishing and broadcasting industries during such time, we faced significant constraints on our liquidity, including our ability to service our indebtedness. Due to these factors, in December 2008 we filed for protection under chapter 11 (“Chapter 11”) of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court of the District of Delaware (the “Bankruptcy Court”). From December 2008 through December 2012, we operated our businesses under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable orders of the Bankruptcy Court.

As our emergence from bankruptcy was subject to the consent of the Federal Communications Commission (“FCC”) to the assignment of our FCC broadcast and auxiliary station licenses as part of our reorganization, in April 2010 we filed applications with the FCC to obtain FCC approval for such assignments.

In April 2012, we filed our final plan of reorganization which was the result of extensive negotiations and contested proceedings before the Bankruptcy Court, principally related to the resolution of certain claims and causes of action arising between certain of our creditors in connection with the Leveraged ESOP Transactions. In July 2012, the Bankruptcy Court issued an order confirming our plan of reorganization.

In November 2012, the FCC granted the applications to assign our broadcast and auxiliary station licenses to our licensee subsidiaries. We emerged from Chapter 11 on December 31, 2012.

After the confirmation of our bankruptcy plan and the receipt of the FCC’s consent to its implementation, we consummated an internal restructuring pursuant to the terms of our bankruptcy plan. For further details, see “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Chapter 11 Reorganization.”

On December 27, 2013, pursuant to a securities purchase agreement dated as of June 29, 2013, we acquired all of the issued and outstanding equity interests in Local TV, including the subsidiaries Local TV, LLC and FoxCo Acquisition, LLC, for $2.8 billion in cash, net of working capital and other closing adjustments (the “Local TV Acquisition”). As a result of the acquisition, we became the owner of 16 of the 19 television stations in Local TV’s portfolio. Concurrently with the Local TV Acquisition, Dreamcatcher Broadcasting LLC (“Dreamcatcher”), acquired the FCC licenses and certain other assets and liabilities of Local TV’s television stations WTKR-TV, Norfolk, VA, WGNT-TV, Portsmouth, VA and WNEP-TV, Scranton, PA (collectively, the “Dreamcatcher Stations”) (the “Dreamcatcher Transaction”). We subsequently entered into shared services agreements (“SSAs”) with Dreamcatcher to provide technical, promotional, back-office, distribution and certain programming services to the Dreamcatcher Stations consistent with current FCC rules and policies.

On August 4, 2014, we completed the Publishing Spin-off, resulting in the separation of the Publishing Business through a tax-free, pro rata dividend to our stockholders and warrantholders of 98.5% of the shares of Tribune Publishing, and we retained 1.5% of the outstanding common stock of Tribune Publishing. The Publishing Business consisted of newspaper publishing and local news and information gathering functions that operated daily newspapers and related websites, as well as a number of ancillary businesses that leveraged certain of the assets of those businesses. As a result of the completion of the Publishing Spin-off, Tribune Publishing operates the Publishing Business as an independent, publicly-traded company.

The following chart illustrates our organizational structure as of the date hereof:

Corporate Information

We are incorporated in Delaware and our corporate offices are located at 435 North Michigan Avenue, Chicago, Illinois 60611. Our website address is www.tribunemedia.com, and our corporate telephone number is (312) 994-9300. None of the information contained on, or that may be accessed through, our websites or any other website identified herein is part of, or incorporated into, this registration statement. All website addresses in this registration statement are intended to be inactive textual references only.

Competitive Strengths

We believe that we benefit from the following competitive strengths:

Geographically diversified media properties in attractive U.S. markets.

We are one of the largest independent station owner groups in the United States based on household reach, and we own or operate local television stations in each of the nation’s top five markets by population and seven of the top ten markets. We have network affiliations with all of the major over-the-air networks, including American Broadcasting Company (“ABC”), CBS Corporation (“CBS”), FOX Broadcasting Company (“FOX”), National Broadcasting Company (“NBC”) and The CW Network, LLC (“CW”). We provide must-see programming, including the National Football League and other live sports, on many of our stations and local news to over 50 million U.S. households in the aggregate, as measured by Nielsen Media Research (“Nielsen”), representing approximately 44% of all U.S. households.

In addition, we own a national general entertainment network, WGN America, which is distributed to approximately 71 million households nationally, as measured by Nielsen. WGN America provides us with a platform for launching original programming and exclusive syndication content. We believe that the combination of our broadcast stations and WGN America creates a unique distribution platform.

Core competency in metadata.

Our metadata powers the television listings and schedules for on-screen Electronic Program Guides (“EPG”) through cable and satellite providers via set-top boxes or other means and makes it possible to search for specific television episodes and series and set digital video recorder (“DVR”) recordings. It also powers the algorithms that make movie and music recommendations possible for popular streaming music and on-demand video services.

The demand from consumers—and therefore distributors—has grown for the metadata we have provided for decades through our Tribune Media Services business. Data is becoming vital to businesses as it can inform smarter decisions about investing in content and provide enhanced measurement tools to drive advertising efficiency and effectiveness.

As consumer demand continues to increase, we are well positioned to take advantage of this trend by adding scale to our existing business. The industry is highly fragmented by data set, region and service layer.

Strong and diverse cash flow generation.

Our core businesses have historically generated strong cash flows from operations. In 2013, our net cash provided by operating activities was $360 million which includes cash distributions from our equity investments. Our equity investments have historically provided substantial cash distributions annually. In 2013, cash distributions from our equity investments were approximately $208 million, of which $154 million was reflected in cash flows from operating activities and $54 million in cash flows from investing activities. These strong cash flows provide us with the financial flexibility to pursue our strategy both through organic investments in our existing businesses and by pursuing accretive acquisition opportunities. We are making investments across our businesses, including in the acquisition of original content and the expansion of our digital and data businesses.

Valuable real estate holdings.

We own attractive real estate in key markets, including development rights for certain of our real estate assets. We actively manage our portfolio of real estate assets in order to drive value through the following initiatives:

•	Maximize utility of our existing real estate footprint;

•	Generate revenues on excess space by leasing to third parties;

•	Opportunistically dispose of underutilized or non-essential properties; and

•	Develop vacant properties or properties with redevelopment options.

Experienced management team with demonstrated industry experience.

Our senior management team has broad and diverse experience across their respective disciplines, with proven track records of success in the industry. Peter Liguori, our President and Chief Executive Officer, is an experienced media industry leader with a background in developing successful programming. Our organization consists of talented executives with expertise across finance, strategy, operations, regulatory matters and human resources. Our management team has a unified vision for the Company, which includes capitalizing on our current strengths and strategically investing in new initiatives and businesses to generate increased value for our stockholders.

Strategies

Our mission is to create, produce and distribute outstanding entertainment, news and sports content and digital data that inform, entertain, engage, and inspire millions of people every day. To achieve this mission, we are pursuing the following strategies:

Utilize the scale and quality of our operating businesses to increase value to all of our partners: Advertisers, multichannel video programming distributors (“MVPDs”), network affiliates and consumers.

Our television station group reaches over 50 million households nationally, as measured by Nielsen, representing approximately 44% of all U.S. households. WGN America, our national superstation network, reaches approximately 61% of U.S. households and the digital networks we operate, Antenna TV and THIS TV, collectively reach approximately 90% of U.S. households. We also operate approximately 50 websites primarily associated with our television stations, which reach an average of 40 million unique visitors monthly. Our metadata businesses feature information and content for more than 6.6 million TV shows and movies and 200 million song tracks.

Through our extensive distribution network, we can deliver content through a multitude of channels. This ability to reach consumers across a broad geographical footprint is valuable for advertisers, MVPDs and affiliates alike as we connect consumers with their messaging and quality content.

WGN America is currently undergoing a transformation from a superstation to a fully distributed general entertainment cable channel. Our strategy is to build a network that combines high quality, original programming as well as exclusive, highly-rated syndicated programming and feature films.

Be the most valued source of local news and information in the markets in which we operate.

Local news is a cornerstone of our local television stations. We believe local news enjoys a competitive advantage relative to national news outlets due to its ability to generate immediate reporting, which is especially valuable when a breaking news story develops in a local market. We are also able to utilize our breadth of coverage to distribute local content on a national scale by sharing news stories on-air and digitally across Tribune-covered markets. Annually, we produce approximately 75,000 hours of news in our 33 U.S. markets. We also operate approximately 50 websites and approximately 125 mobile applications that integrate approximately 1,200 stories a day that we produce in our stations.

Continue to shift to a content ownership model that will result in both the retention of a greater share of advertising revenue and allow us to participate in the longer tail of programming monetization.

As competition for media advertising spend continues to increase, we are focused on developing our Tribune Studios business to drive future growth by creating original content to be distributed across our WGN America and television station platforms, as well as on other streaming platforms such as Hulu or Netflix. We believe that retaining the rights associated with our content will provide us with a competitive advantage relative to broadcasters that rely primarily on licensed programming acquired from third-party syndicators. A shift away from licensing content from third parties to content ownership will provide us with new outlets, such as over-the-top (“OTT”), subscription video on demand (“SVOD”) and international rights through which to monetize programming. Owned programming that airs across our station group further allows us to retain a greater share of overall advertising revenue generated from such content.

Develop a leading global metadata business.

Having started with Tribune Media Services as our core metadata asset, we have been selectively acquiring both domestic and foreign metadata businesses in order to capitalize on our core competency in data and technology by driving increased scale in our business and providing deeper and richer global content solutions. Through such acquisitions, we expect to be able to provide improved services for current domestic customers and to compete for international customers through the use of innovative technologies that will generate increased monetization opportunities of our data assets.

Strategically identify and pursue acquisition opportunities to complement our organic growth strategy.

As a complement to our organic growth initiatives, we intend to continue to pursue a selective acquisition strategy that seeks to enhance our offerings and increase our scale. In evaluating prospective investment decisions, we assess the strategic fit, including application of our core competencies and projected cash returns, taking into consideration relevant regulations applicable to owners of broadcast television stations, but which do not apply to cable networks. We also believe there there will be opportunities for us to continue to build scale and technology capabilities in our data businesses.

Maximize the long term value of our real estate assets.

We intend to maximize the long term value of our real estate assets primarily by employing best practices in the operation and management of our holdings and selectively forming strategic partnerships with knowledgeable local developers in certain markets where our assets are located.

Segments

We operate our business through two reportable segments: (1) Television and Entertainment and (2) Digital and Data. In addition, certain administrative activities associated with operating our corporate office functions and managing our frozen company-sponsored defined benefit pension plans, as well as the management of certain of our real estate assets, including revenues from leasing office and production facilities, is reported under Corporate and Other. We also currently hold a variety of minority investments in cable and digital assets, including TV Food Network and CareerBuilder.

Television and Entertainment

Our Television and Entertainment reportable segment consists of the following businesses:

•	Television broadcasting services through Tribune Broadcasting, which owns or operates 42 broadcast television stations located in 33 U.S. markets;

•	Digital multicast network services through Antenna TV and through the operation and distribution of THIS TV, both of which are digital networks that air in households nationally;

•	National program services through WGN America, a national entertainment network;

•	Tribune Studios, a development and production studio; and

•	Radio program services on WGN, a Chicago radio station.

Tribune Broadcasting

Our broadcast television stations serve the local communities in which they operate by providing locally produced news and special interest broadcasts as well as syndicated programming.

Tribune Broadcasting owns or operates 42 local television stations, reaching more than 50 million households nationally, as measured by Nielsen, making us one of the largest independent station groups in the United States based on household reach. Our television stations, including the three stations operated under SSAs with Dreamcatcher, consist of 14 FOX television affiliates, 14 CW television affiliates, 5 CBS television affiliates, 3 ABC television affiliates, 2 NBC television affiliates and 4 independent television stations. Our affiliates represent all of the major over-the-air networks, and we own or operate local television stations in each of the nation’s top five markets and seven of the top ten markets.

The following chart provides additional information regarding our television stations as of October 31, 2014:

Stations	Market	Market Rank(1)	% of U.S. Households	Primary Network Affiliations	Affiliation Expiration
WPIX	New York	1	6.5%	CW	2016
KTLA	Los Angeles	2	4.9%	CW	2016
WGN	Chicago	3	3.1%	CW	2016
WPHL	Philadelphia	4	2.6%	MY	2015
KDAF	Dallas	5	2.3%	CW	2016
WDCW	Washington	8	2.1%	CW	2016
KIAH	Houston	10	2.0%	CW	2016
KCPQ / KZJO	Seattle	14	1.6%	FOX / MY	2018/2015
WSFL	Miami	16	1.4%	CW	2016
KDVR / KWGN	Denver	17	1.4%	FOX / CW	2018/2016
WJW	Cleveland	19	1.3%	FOX	2018
KTXL	Sacramento	20	1.2%	FOX	2016
KTVI / KPLR	St. Louis	21	1.1%	FOX / CW	2018/2016
KRCW	Portland	23	1.0%	CW	2016
WXIN / WTTV	Indianapolis	27	1.0%	FOX / CW(2)	2016
KSWB	San Diego	28	0.9%	FOX	2017
WTIC / WCCT	Hartford	30	0.9%	FOX / CW	2016
WDAF	Kansas City	31	0.8%	FOX	2018
KSTU	Salt Lake City	34	0.8%	FOX	2018
WITI	Milwaukee	35	0.8%	FOX	2018
WXMI	Grand Rapids	40	0.6%	FOX	2016
WTKR(3) / WGNT(3)	Norfolk	42	0.6%	CBS / CW	2019/2016
KFOR / KAUT	Oklahoma City	44	0.6%	NBC / IND	2015/NA
WPMT	Harrisburg	45	0.6%	FOX	2016
WGHP	Greensboro	46	0.6%	FOX	2018
WREG	Memphis	50	0.6%	CBS	2019
WGNO / WNOL	New Orleans	51	0.6%	ABC / CW	2014(4)/2016
WNEP(3)	Wilkes Barre	55	0.5%	ABC	2013(4)
WTVR	Richmond	57	0.5%	CBS	2019
WHO	Des Moines	72	0.4%	NBC	2015
WHNT	Huntsville	79	0.3%	CBS	2019
WQAD	Davenport	100	0.3%	ABC	2013(4)
KFSM / KXNW	Ft. Smith	101	0.3%	CBS / MY	2019/2015

(1)	Market rank refers to ranking the size of the Designated Market Area (“DMA”) in which the station is located in relation to other DMAs. Source: Local Television Market Universe Estimates for 2014-2015, as published by Nielsen.
(2)	Under the terms of our comprehensive long-term agreement to renew our existing CBS affiliation agreements, beginning on January 1, 2015, our WTTV-Indianapolis station will become the CBS affiliate in the Indianapolis market and the CW will move to the station’s multicast channel.
(3)	Stations owned by Dreamcatcher and operated under SSAs. See Note 10 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information.
(4)	Contract currently being negotiated.

Our television and radio stations are operated pursuant to licenses granted by the FCC. Under rules promulgated and enforced by the FCC, each of our television stations has 6 megahertz of spectrum. Our television and radio operations are broadly regulated by the FCC, subject to ongoing rule changes, and subject to periodic renewal, as discussed further in “—Regulatory Environment” below.

A majority of U.S. households receive our broadcast programming through at least one of our television stations via MVPDs, which include cable television systems, direct broadcast satellite providers and wireline providers who pay us to offer our programming to their customers. We refer to such fees paid to us by MVPDs as retransmission consent revenues.

Programming

We source programming for our 39 Tribune Broadcasting-owned stations from the following sources:

•	News and entertainment programs that are developed and executed by the local television stations;

•	Acquired and original syndicated programming;

•	Programming received from our affiliates that is retransmitted by our local stations (primarily prime time and sports programming); and

•	Paid programming.

We produce approximately 75,000 hours of news annually in our 33 U.S. markets. Many of our newscasts are critically acclaimed.

Acquired syndicated programming, including both television series and movies, are purchased on a group basis for use by our owned stations. Contracts for purchased programming generally cover a period of up to five years, with payments typically made over several years.

For those stations with which we have a network affiliation, certain programming is acquired from the affiliated network, including FOX, CW, CBS, NBC and ABC. Network affiliation agreements dictate what programs are aired at specific times of the day, primarily during prime time. Our network affiliated stations are largely dependent upon the performance of network provided programs in order to attract viewers. Those day parts which do not contain network-provided content are programmed by the stations, primarily with syndicated programs purchased for cash, cash and barter or barter-only, as well as through self-produced news, live local sporting events, and other entertainment programming. We are also pursuing a strategy through Tribune Studios whereby we intend to develop more of our own first run, or original syndicated programming, for air on our owned and operated stations. This could include owning the programming outright or being a partner with other media companies.

In addition, our stations air paid-programming whereby third parties pay our local stations for a block of time to air long-form advertising. The content is a commercial message designed to represent the viewpoints and to serve the interest of the sponsor.

The programming sources described above relate to our 39 owned television stations. In compliance with FCC regulations, Dreamcatcher maintains complete responsibility for and control over programming, finances, personnel and operations of the three Dreamcatcher Stations. We provide technical, promotional, back-office, distribution and limited programming services for the Dreamcatcher Stations.

Sources of Revenue and Expenses

Our television stations derive a majority of their revenue from local and national broadcasting advertising and retransmission consent revenues. Other sources of revenue include barter/trade revenues and copyright royalties. Barter revenue is the exchange of advertising airtime in lieu of cash payments for the rights to programming, equipment, merchandise or services. Copyright royalties represent distributions collected from satellite and cable companies and distributed by the U.S. Copyright Office for programming created by us that is broadcast outside of the local market in which it is intended to air.

While serving the programming interests and needs of our television audiences, we also seek to meet the needs of our advertising customers by delivering significant audiences in key demographics. Our strategy is to achieve this objective by providing quality local news programming and popular network and syndicated programs to our viewing audience. We attract most of our national television advertisers through a retained national marketing representation firm. Our local television advertisers are attracted through the use of a local sales force at each of our television stations. We also derive advertising revenue from our television stations’s corresponding websites and mobile applications. In total, we currently operate approximately 50 websites and approximately 125 mobile applications, covering approximately 1,200 stories a day. As consumers continue to turn to online resources for news and entertainment content, we are adapting and expanding our digital presence in each of the local markets where we operate. We earn advertising revenues from our broadcast-related websites on a cost per impression basis, whereby we receive revenues based on the number of times the advertisement is displayed to a user while viewing a web page seen by a consumer. These are sold either directly by local and national sales forces or by third parties.

Advertising revenues have historically been seasonal, with higher revenues generated in the second and fourth quarters of the year. Political advertising revenues are also cyclical, with a significant increase in spending in even numbered election years and disproportionate amounts being spent every four years during presidential campaign years.

We generate retransmission consent revenues from MVPDs in exchange for their right to carry our stations in their pay-television services to consumers. Retransmission rates are governed by multi-year agreements negotiated with each MVPD and are generally based on the number of monthly subscribers in each MVPD’s respective coverage area.

Expenses at our Tribune Broadcasting stations primarily consist of compensation and programming costs associated with producing local news and acquiring syndication rights to other content. Programming fees are also paid to our affiliate partners who typically provide prime time and sports programming to be carried in the local markets in which we operate.

Antenna TV and THIS TV

Antenna TV, which is owned and operated by Tribune Broadcasting, is a digital multicast network airing on television stations across the United States. The network features classic television programs and movies. Local television stations air Antenna TV as a digital multicast channel, often on a .2 or .3 channel depending on the city and the station, using data compression techniques that allow a television station to transmit more than one independent program channel at the same time. Antenna TV is free and available over-the-air using a traditional broadcast television or rooftop antenna. In addition, most major cable companies across the United States carry local affiliate feeds of Antenna TV. In some cities, stations run alternative local programming at various points throughout the day. The network is available in 93 markets, including in Tribune-covered markets. The primary source of revenue is advertising, both at the network level as well as the locally sold advertising for those markets in which we operate.

THIS TV is a digital multicast network airing on certain television stations across the United States. It is owned by Metro-Goldwyn-Mayer Studios, Inc. (“MGM”) and operated by Tribune Broadcasting. The network programming largely consists of movies, limited classic television series and children’s programming. Local television stations air THIS TV as a digital multicast channel often on a .2 or .3 channel, depending on the city and the station. THIS TV is free and available over-the-air using a traditional broadcast television or rooftop antenna. In addition, most major cable companies across the United States carry local affiliate feeds of THIS TV. The network is available in 123 markets, including in Tribune-covered markets. Revenue consists of locally sold advertising for those markets in which we operate, a fee from MGM for operating the network and profit participation.

WGN America

WGN America is our national, general entertainment network. The channel currently operates as a national superstation and is available in approximately 71 million households as measured by Nielsen. WGN America programming is delivered by our MVPD partners and consists primarily of non-exclusive syndication of television and movies, local Chicago sports and, more recently, first-run original programming. Content contracts are typically signed with the major studios and program distributors and cover a period of one to five years, with payment typically made over several years. Live sporting events content is secured through separate agreements with Chicago sports teams.

WGN America is currently undergoing a transformation from a superstation to a fully distributed general entertainment cable channel. To achieve this transformation, we are:

•	Negotiating with MVPDs to facilitate the conversion of WGN America’s signal from a superstation to cable network, which we expect to commence, in part, in early 2015;

•	Negotiating with MVPDs to expand the household reach of the station (as measured by Nielsen) from approximately 71 million households today; and

•	Improving the overall quality of programming on WGN America through greater investments in original scripted and unscripted content, exclusive syndication deals and premiere feature films.

If successful, we anticipate that the change in status of WGN America to a fully distributed cable channel will improve advertising revenues and subscriber (carriage) fees received from MVPDs.

WGN America’s primary sources of revenue are:

•	Advertising revenues—We sell national advertising, with pricing based on audience size, the demographics of our audiences and the demand for our limited inventory of commercial time.

•	Paid Programming—Third parties pay for a block of time to air long-form advertising, typically in overnight time blocks.

•	Subscriber (carriage) fees—We earn revenues from agreements with MVPDs. The revenue we receive is typically based on the number of subscribers the MVPD has in their franchise area.

•	Copyright revenue—We receive fee revenues distributed by the U.S. Copyright Office based on original programming that is retransmitted and not directly paid for by MVPDs. As MVPDs switch to a cable signal from the superstation signal, we will no longer receive copyright revenue.

The primary expenses for WGN America are programming costs associated with new productions and marketing and promotion costs that are incurred as we launch new original series.

Tribune Studios

In March 2013, Tribune Studios was launched to source and produce original and exclusive content for WGN America and our local stations, providing alternatives to acquired programming across a variety of daypart segments. We believe that a shift away from traditional syndication towards content ownership will provide meaningful value as we participate in the revenue streams from digital rights deals, domestic and foreign syndication rights and other monetization opportunities for our programming.

The below table presents our current roster of new original and syndicated series developed, or in development, by Tribune Studios:

Name of Series	Type	Network/ Station Aired	Air Date
Salem	WGN America Licensed Original	WGN America	Spring 2015 (season 2)
Manhattan	WGN America Co-owned Original	WGN America	Fall 2015 (season 2)
Outsiders	WGN America Co-owned Original Ordered to Series	WGN America	TBD
Underground	WGN America Co-owned Original in Development	WGN America	TBD
Wrestling with Death	WGN America Owned Original	WGN America	January 2015
Outlaw Country	WGN America Owned Original	WGN America	February 2015
Celebrity Name Game	First-run Syndication-Equity Participant	Local Stations	Fall 2014
Bill Cunningham	First-run Syndication-Owned	Local Stations	Ongoing

In addition to programming that is developed by Tribune Studios, our strategy for WGN America also includes obtaining rights for off-network syndication, many of which are exclusive. Our syndication programming includes the popular television series Blue Bloods, Elementary and Person of Interest.

Through our ownership of a national channel and the extensive footprint of our local television stations, we are uniquely positioned to leverage the scale of this distribution model to cross-promote our content, which we believe will provide an advantage to WGN America and our Tribune Broadcasting stations to build further awareness of our content and brands that will drive viewship across both networks.

When appropriate, we distribute Tribune Studios programming to our Tribune Broadcasting stations, as well as offer for license to third-party networks.

We expect to continue to make sizable investments in developing, creating and producing original programming content for both WGN America and our Tribune Broadcasting television stations.

Radio Station

We own WGN 720 AM, a radio station based in Chicago, Illinois. WGN 720 AM is a high-powered clear channel AM station, which has the highest protection from interference from other stations, and features talk-radio programs that host local personalities and provide sports play-by-play commentary.

Digital and Data

Our Digital and Data reportable segment operates under our business unit Tribune Digital Ventures (“TDV”). TDV was established in 2013 as a vehicle to manage and develop our digital products and services that leverage our content and data. Today, TDV is primarily focused on operating the following businsses:

•	Gracenote Video: Powering television and video listings on mobile applications, streaming devices and televisions through leading video metadata and other video services and technologies;

•	Gracenote Music: Offering leading music, metadata and recognition and discovery technologies; and

•	Entertainment Websites: Providing powerful entertainment resources to consumers.

Gracenote Video, formerly known as TMS, historically operated primarily in the television metadata industry. Through the acquisition of Gracenote, Inc. (“Gracenote”) in early 2014, the combined business is also now a leader in music metadata and recognition and discovery technology, and has expanded into high growth areas, such as streaming music services, mobile devices, automotive infotainment and the television data market in key international markets.

Metadata powers the television listings, schedules and other content in on-screen EPG offered through cable and satellite providers via set-top boxes or other means and makes it possible to search for specific television episodes and series, as well as set DVR recordings. It also powers the algorithms that make movie and music recommendations possible for popular streaming music and on-demand video services. Demand has grown from consumers, and therefore distributors, for the metadata we have provided for decades through our TMS business and now provide through Gracenote Video and Gracenote Music. Distributors include companies that deliver music and video content to consumers through devices, platforms and applications, including pay-TV operators, streaming music services, online music stores, TV and consumer electronics manufacturers, over-the-top services and automakers and related suppliers.

Gracenote Video

Gracenote Video, whose roots originated in 1918, began operations in the publishing industry by syndicating columns, comic strips and other content items to newspapers. In addition to its syndication operations, with the birth of television and its wide adoption by consumers in the United States, it began creating and aggregating television listing information to provide to newspapers. Today, Gracenote Video collects and licenses entertainment data and reaches more than 100 million viewers through television, online and in print channels. Gracenote Video data is used daily in millions of homes in the United States and more than 50 other countries, including across Europe, Mexico, Latin America, India, the Middle East and parts of Africa. Gracenote Video provides TV listings and associated metadata to many of the largest media, entertainment and technology companies in the world in order to power their EPGs.

Video metadata includes TV and movie descriptions, genres, cast and crew details, TV schedules and listings, TV episode and season numbers, unique program IDs and sports data. Video metadata consists of content sourced through a variety of means, including data produced, edited and curated by Gracenote’s editorial staff and technology, as well as data collected through broadcasters, studios and content creators and feeds from regional data providers.

Gracenote Video derives the majority of its revenue from cable, online, consumer electronics and other business-to-business (“B2B”) channels. Gracenote Video products include:

•	Gracenote On Entertainment: TV metadata, schedules, and other content carefully organized and delivered in a cloud-based API to power television on-screen guides, second screen apps and discovery platforms.

•	ResearchTV: A web-based measurement tool that tracks TV show airings in order to provide valuable insights for studios analyzing royalties, broadcasters evaluating programming line-ups and advertisers looking to make quick decisions on media buys.

•	Baseline’s The Studio System: A leading business intelligence platform, with the most comprehensive database of historical and forward-looking television and film data, deeply embedded in the daily workflow of film studios, television networks, talent agencies and production companies.

•	What’s-ON EPG Engine: TV and EPG data and services for pay-TV operators in India, the Middle East and other regions.

•	What’s-ON TV Street Maps: A broadcast TV monitoring service that provides TV channel placement and availability reports to broadcaster customers. Spanning approximately 2,400 pay-TV operators in approximately 1,700 towns and cities across India, TV Street Maps provides broadcasters and content distributors insight into where their channels are placed in pay-TV line-ups throughout the country.

Schedule based television information and related content has historically been Gracenote Video’s largest component of revenue, but the increase in on-demand and online viewing is driving an increasing demand for non-linear information. Gracenote Video’s services support a variety of its customers’ consumer-facing products, including cable and satellite on-screen guides, smart TVs, mobile applications and online websites. In addition, it provides data to major research, royalty and reporting agencies. Revenues are primarily generated by multi-year subscriptions, which typically renew automatically.

While automation has allowed us to keep pace with the rapid proliferation of entertainment content worldwide, the strength of our technology and databases rely on an experienced and specialized workforce spread across offices in the United States, Europe, India and the Middle East. As such, compensation expense is the main component of Gracenote Video’s cost base, with occupancy and infrastructure costs accounting for much of the remainder.

International sources represented approximately 25% of Gracenote Video’s total revenue for the nine months ended September 28, 2014. It has begun a focused international expansion plan, and we expect an increase in both its international content and revenues.

As part of this strategy, Gracenote Video has made strategic investments to grow its video metadata business internationally. We expanded our data and geographic footprint with the acquisition of What’s On India Media Private Limited (“What’s-ON”), a leading television search and EPG data provider for India and the

Middle East in July 2014. What’s-ON delivers data for more than 1,900 television channels and helps power more than 58 million set-top boxes through the regions’ top cable and internet protocol video systems (“IPTV”) services. What’s-ON customers include some of the most-viewed television networks, service providers, and consumer electronics manufacturers.

In September 2014, we acquired Baseline LLC (“Baseline”), a movie and TV data services company. The acquisition of Baseline deepens Gracenote’s existing video metadata by adding more descriptive information about TV and movie productions as far back as 1896. Additionally, Baseline’s The Studio System platform expands Gracenote’s reach into the studio and TV network communities with data and subscription-based services geared towards entertainment industry professionals.

Most recently, on October 1, 2014, we completed an acquisition of HWW Pty Ltd (“HWW”), Australia’s leading provider of TV and movie data. HWW syndicates TV and movie data to leading Australian broadcasters, pay-TV operators and on-demand services for program guides on a wide range of devices, including IPTV, cable & satellite set-top boxes, smart TVs and mobile apps. HWW has data describing millions of TV programs and movies across more than 700 national and local TV channels in Australia and its DataGenius software platform is used to support entertainment data services in 50 countries across Australasia, Africa and the Middle East.

Gracenote Music

Gracenote Music is one of the largest sources of music data in the world, featuring metadata for more than 200 million tracks as of October 31, 2014, which helps power nearly a billion mobile devices including smart phones, tablets and laptops, and many of the world’s most popular streaming music services. Gracenote Music technology is also featured in mobile applications as well as millions of smart TVs. Its music recognition technology can also be found in approximately 63 million cars from major automakers. Gracenote’s database receives approximately 650 million queries each day on average, or more than 20 billion every month.

Metadata for music includes a variety of content such as artist name, album name, track name, music genre, origin, era, tempo and mood, as well as album cover art and artist images. The metadata consists of content sourced through various means, including data produced, edited and curated by Gracenote’s editorial staff and data derived from machine learning technology as well as data received from direct feeds from record labels and user submissions via software featuring Gracenote MusicID technology.

Gracenote Music products include:

•	Gracenote MusicID®: enables the identification of CDs, digital music files and music streams by a variety of devices and applications. MusicID delivers relevant music metadata, links to streaming music services, and cover art upon identification.

•	Scan and Match: advanced form of music recognition technology that helps music fans identify and migrate their local music collections, stored on laptops and mobile devices, to the cloud.

•	Gracenote Rhythm™: music discovery platform that enables the creation of internet radio and music recommendation services.

Gracenote Music derives the majority of its revenue from licensing its metadata and technologies in the B2B segment. Gracenote Music licenses its products to customers on either a flat fee basis (“subscription”) or on a per-unit fee (“royalty based”). License agreements are non-exclusive and typically range from 24 to 36 months for non-automotive customers and 60 months for customers in the automotive business.

Gracenote Music also licenses certain content from third-party providers on a flat fee or use-based royalty basis. Gracenote Music’s primary expenses are compensation, occupancy and infrastructure, as well as research and development.

Gracenote Music has operations in the United States, Europe and Asia with international revenue representing approximately 53% of its total revenue for the nine months ended September 28, 2014.

Entertainment Websites

We operate a website, www.zap2it.com, dedicated to entertainment content which has two primary revenue streams: Zap2it and Zap2it Entertainment.

Zap2it offers television viewers a powerful resource for in-depth information on all aspects of their favorite television shows through a user interface compatible with all connected devices. It is an integrated TV discovery and editorial source that enables universal search capabilities across platforms by providing TV listings information for linear TV programming and direct links to movies and TV programs on popular streaming services, including Netflix, Amazon and Hulu. Content includes entertainment news relevant to the TV and celebrity world as well as TV listings information.

Zap2it Entertainment, formerly known as TV by the Numbers, is a leading editorial content provider dedicated to breaking news and analysis of television ratings data and network programming news from Hollywood. Zap2it Entertainment powers the TV Ratings editorial content on our Zap2it.com site.

Users of this website include consumers of entertainment content, television listing information and content regarding television ratings information. On average, Zap2it attracts more than 5 million unique users monthly, as well as an average of approximately 20 million monthly page views.

The primary source of revenue for the Zap2it.com website is direct and indirect display advertising.

Corporate and Other

The remaining activities that fall outside of our reportable segments consist of the following areas:

•	Costs associated with operating the corporate office functions and our frozen company-sponsored defined benefit pension plans; and

•	Management of real estate assets, including revenues from leasing office space and operating facilities.

We own the majority of the real estate and facilities used in the operations of our business. A large percentage of those facilities which house Tribune Publishing’s businesses are subject to operating leases. Our real estate holdings comprise 80 real estate assets, representing approximately 8 million square feet of office, studio, industrial and other buildings on land totaling approximately 1,200 acres. Certain of these properties and land are available for redevelopment. These include excess land, underutilized buildings, and older facilities located in urban centers. We estimate that approximately 5 million square feet and approximately 350 acres are available for full or partial redevelopment. See “Item 3. Properties” for further information on our real estate holdings.

We intend to maximize the long term value of our real estate assets primarily by employing best practices in the operation and management of our holdings and forming strategic partnerships with knowledgeable local developers in the various markets where our assets are located.

Investments

We hold a variety of investments, which include cable and digital assets. Currently, we derive significant cash flows from our two largest investments, which are a 31% interest in TV Food Network and a 32% interest in CareerBuilder.

TV Food Network operates two 24-hour television networks, Food Network and Cooking Channel, as well as their related websites. Our partner in TV Food Network is Scripps Networks Interactive, Inc. (“Scripps”), which owns a 69% interest in TV Food Network and operates the networks on behalf of the partnership. Food Network engages audiences by creating original programming that is entertaining, instructional and informative. Food Network is a fully distributed network in the United States with content distributed internationally. Cooking Channel caters to avid food lovers by focusing on food information and instructional cooking programming. Cooking Channel is a digital-tier network, available nationally and airs popular off- Food Network programming as well as originally produced programming.

CareerBuilder is a global leader in human capital solutions, helping companies target, attract and retain talent. Its website, CareerBuilder.com, is the largest job website in North America on the basis of traffic and revenue. CareerBuilder operates websites in the United States, Europe, Canada, Asia and South America. CareerBuilder is continuing to expand its international operations both organically and through acquisitions, including beyond its traditional business, such as recruitment solutions, which includes talent and compensation intelligence and target and niche websites.

On October 1, 2014, we completed the sale of our entire 27.8% equity interest in CV to Gannett Co., Inc. (“Gannett”). Our after-tax proceeds were approximately $426 million. As part of the transaction, Gannett also acquired the equity interests of the other partners and thereby acquired full ownership of CV.

Our other investments include:

Company	% Owned	Method of Accounting
Topix, LLC	33.7%	Equity
NimbleTV, Inc.	22.5%	Equity
Locality Labs, LLC	35.4%	Equity
Chicago Entertainment Ventures, LLC	5.0%	Cost
Newsday Holdings LLC	2.8%	Cost
Tribune Publishing Company	1.5%	Marketable Equity Securities

Competition

Television and Entertainment

The advertising marketplace has become increasingly fragmented as new forms of media vie for share of advertiser wallet. Our Television and Entertainment segment competes for audience share and advertising revenue with other television and radio stations, cable television and other media serving the same markets. Competition for audience share and advertising revenue is based upon various interrelated factors including programming content, audience acceptance and price. Our broadcast television stations compete for audience share and advertising revenue with other television stations in their respective DMAs, as well as with other advertising media such as MVPDs, radio, newspapers, magazines, outdoor advertising, transit advertising, telecommunications providers, internet and broadband and direct mail. Some competitors are part of larger organizations with substantially greater financial, technical and other resources than we have.

Other factors that are material to a television station’s competitive position include signal coverage, local program acceptance, network affiliation or program service, audience characteristics and assigned broadcast frequency. Competition in the television broadcasting industry occurs primarily in individual DMAs, which are generally highly competitive. Generally, a television broadcasting station in one DMA does not compete with stations in other DMAs. MVPDs can increase competition for a broadcast television station by bringing additional cable network channels into its market.

Television stations compete for audience share primarily on the basis of program popularity, which has a direct effect on advertising rates. Our network affiliated stations are largely dependent upon the performance of network provided programs in order to attract viewers. Non-network time periods are programmed by the station primarily with syndicated programs purchased for cash, cash and barter or barter-only, as well as through self-produced news, live local sporting events, paid-programming and other entertainment programming. Television advertising rates are based upon factors which include the size of the DMA in which the station operates, a program’s popularity among the viewers that an advertiser wishes to attract, the number of advertisers competing for the available time, the demographic makeup of the DMA served by the station, the availability of alternative advertising media in the DMA, the productivity of the sales forces in the DMA and the development of projects, features and programs that tie advertiser messages to programming.

We also compete for programming, which involves negotiating with national program distributors or syndicators that sell first-run and rerun packages of programming. Our stations compete for access to those programs against in-market broadcast stations for syndicated products and with national cable networks. Public broadcasting stations generally compete with commercial broadcasters for viewers, but not for advertising dollars.

Lastly, our Tribune Broadcasting and WGN America businesses also compete with new distribution technologies for viewers and for content acquisition, including SVOD and OTT outlets.

Major competitors include broadcast owners and operators, namely FOX, ABC, CBS and NBC, as well other major broadcast television station owners, including Gannett, Nexstar, Sinclair and Raycom.

Digital and Data

Gracenote Video and Gracenote Music operate in the metadata and digital entertainment technology industries and compete against other providers of content and data to music and online video services, cable companies, connected devices and consumer electronics manufacturers, as well as those companies with content recognition services that enable the recognition of audio and video data via mobile applications or televisions. Competition tends to be regional, with many competitors offering solutions in only one of the verticals we offer, or even a single competitive product. The industry is highly fragmented by data set, region and service layer. A major competitor for both Gracenote Video and Gracenote Music is Rovi. Other competitors of Gracenote Music include but are not limited to Echonest and Shazam, while Digitalsmiths is also a major competitor for Gracenote Video.

Customers and Contracts

We have no single customer that accounts for more than 10% of our consolidated operating revenues. Our Digital and Data segment has one customer that accounted for approximately 11% of its revenue in the nine months ended September 28, 2014.

We are a party to multiple contractual arrangements with several program distributors for their respective programming content. In addition, we have affiliation agreements with our television affiliates, such as FOX, CBS, ABC, NBC and CW.

Intellectual Property

With respect to our Television and Entertainment segment, we do not face major barriers to our operations from patents owned by third parties. However, we view continuous innovation with respect to our technology as being one of our key competitive advantages. Our Television and Entertainment segment maintains a growing patent and patent application portfolio with respect to our technology, owning approximately 10 U.S. and foreign issued patents and approximately 50 pending patent applications in the U.S. and foreign jurisdictions. Generally, the duration of issued patents in the U.S. is 20 years from filing of the earliest patent application to which an issued patent clams priority. We also maintain, for our Television and Entertainment segment, federal, international, and state trademark registrations and applications that protect, along with common law rights, our brands, certain of which are long-standing and well known, such as WGN, WPIX, and KTLA. Generally, the duration of a trademark registration is perpetual, if it is renewed on a timely basis and continues to be used properly as a trademark. We also own a large number of copyrights, none of which individually is material to the business. Further, we maintain certain licensing and content sharing relationships with third-party content providers that allow us to produce the particular content mix we provide to our viewers and consumers in our markets and across the country. Other than the foregoing and commercially available software licenses, we do not believe that any of our licenses to third-party intellectual property are material to our business as a whole.

With respect to our Digital and Data segment, Tribune Digital Ventures’ and/or its subsidiaries’ and other companies’, including Gracenote’s, operations have been and continue to be the subject, from time to time, of patent litigation brought by both competitors in the space and non-practicing entities. Given the duration of patents noted above, our ability to defend patent litigation brought by competitors and non-practicing entities is important to our ability to operate, although any current patent infringement dispute is not material to our business as a whole. As part of defending and monetizing its innovation in the space, Tribune Digital Ventures and/or its subsidiaries and other companies, including Gracenote, own approximately 100 U.S. and foreign issued patents and approximately 80 pending patent applications in the U.S. and foreign jurisdictions. We also maintain, for our Digital and Data segment, federal, international and state trademark registrations and applications that protect, along with common law rights, our brands, such as GRACENOTE. Given the B2B nature of much of the Digital and Data segment, however, many of the trademark registrations and applications are not material to our business as a whole. We also own a large number of copyrights, none of which individually is material to the business. Further, we maintain certain licensing and content sharing relationships with third-party content providers that allow us to produce the particular content mix we provide to our customers and consumers. Other than the foregoing and commercially available software licenses, we do not believe that any of our licenses to third-party intellectual property are material to our business.

In connection with the Publishing Spin-off, on August 4, 2014, all of the service marks, trademarks and trade names exclusively related to the Publishing Business were transferred to Tribune Publishing and its subsidiaries.

Employees

As of October 31, 2014, we employed approximately 7,500 employees, approximately 1,400 of which were represented by labor unions. Approximately 500 of our employees were employed in international locations. We believe that our relations with our employees are satisfactory.

Regulatory Environment

Various aspects of our operations are subject to regulation by governmental authorities in the United States. Our television and radio broadcasting operations are subject to FCC jurisdiction under the Communications Act of 1934, as amended (the “Communications Act”). FCC rules, among other things, govern the term, renewal and transfer of radio and television broadcasting licenses and limit the number and type of media interests in a local market that may be owned by a single person or entity. Our stations must also adhere to various statutory and regulatory provisions that govern, among other things, political and commercial advertising, payola and sponsorship identification, contests and lotteries, television programming and advertising addressed to children, and obscene and indecent broadcasts. The FCC may impose substantial penalties for violation of its regulations, including fines, license revocations, denial of license renewal or renewal of a station’s license for less than the normal term.

Each television and radio station that we own must be licensed by the FCC. Television and radio broadcast station licenses are granted for terms of up to eight years and are subject to renewal by the FCC in the ordinary course. As of October 31, 2014, renewal applications for 13 of those stations were pending. Two additional renewal applications are expected to be filed with the FCC before the end of 2014. We must also obtain FCC approval prior to the acquisition or disposition of a station, the construction of a new station or modification of the technical facilities of an existing station. Interested parties may petition to deny such applications and the FCC may decline to renew or approve the requested authorization in certain circumstances. Although we have generally received such renewals and approvals in the past, there can be no assurance that we will continue to do so in the future.

The FCC’s substantive media ownership rules generally limit or prohibit certain types of multiple or cross ownership arrangements. However, not every interest in a media company is treated as a type of ownership triggering application of the substantive rules. Under the FCC’s “attribution” policies the following relationships and interests generally are cognizable for purposes of the substantive media ownership restrictions: (1) ownership of 5% or more of a media company’s voting stock (except for investment companies, insurance companies and bank trust departments, whose holdings are subject to a 20% voting stock benchmark); (2) officers and directors of a media company and its direct or indirect parent(s); (3) any general partnership or limited liability company manager interest; (4) any limited partnership interest or limited liability company member interest that is not “insulated,” pursuant to FCC-prescribed criteria, from material involvement in the management or operations of the media company; and (5) under the FCC’s “equity/debt plus” standard, otherwise non-attributable equity or debt interests in a media company if the holder’s combined equity and debt interests amount to more than 33% of the “total asset value” of the media company and the holder has certain other interests in the media company or in another media property in the same market.

Under the FCC’s “Local Television Multiple Ownership Rule” (the “Duopoly Rule”), a person may have attributable interests in up to two television stations within the same Nielsen DMA (i) provided certain specified signal contours of the stations do not overlap, (ii) where certain specified signal contours of the stations overlap but no more than one of the stations is a top 4-rated station and the market will continue to have at least eight independently-owned full power stations after the station combination is created or (iii) where certain waiver criteria are met. We own duopolies permitted under the “top-4/8 voices” test in the Seattle, Denver, St. Louis, Indianapolis, Oklahoma City and New Orleans DMAs. Duopoly Rule waivers were granted on November 16, 2012, by the FCC’s Memorandum Opinion and order (the “Exit Order”) granting our applications to assign our broadcast and auxiliary station licenses from the debtors-in-possession to our licensee subsidiaries in connection with the FCC’s approval of the Fourth Amended Joint Plan of Reorganization for Tribune Company and its Subsidiaries (subsequently amended and modified, the “Plan”) and in connection with the Local TV Acquisition (the “Local TV Transfer Order”). These Duopoly Rule waivers authorize our ownership of duopolies in the New Haven-Hartford and Fort Smith-Fayetteville DMAs, and full power “satellite” stations in the Denver and Indianapolis DMAs. The Local TV Acquisition was completed on December 27, 2013. On January 22, 2014, Free Press filed an Application for Review seeking review by the full Commission of the Local TV Transfer Order on January 22, 2014. We filed an Opposition to the Application for Review on February 21, 2014, and Free Press filed a reply on March 6, 2014. The matter is pending.

The FCC’s “National Television Multiple Ownership Rule” prohibits a person from having an attributable interest in television stations that, in the aggregate, reach more than 39% of total U.S. television households, subject to a 50% discount of the number of television households attributable to UHF stations (the “UHF Discount”). Our current national reach would exceed the 39% cap on an undiscounted basis. In a pending rulemaking proceeding the FCC has proposed to repeal the UHF Discount but to grandfather existing combinations that exceed the 39% cap. If adopted as proposed, the elimination of the UHF Discount would affect our ability to acquire additional television stations (including the Dreamcatcher stations that are the subject of certain option rights held by us).

Under FCC policy and precedent a television station or newspaper publisher may provide certain operational support and other services to a separately-owned television station in the same market pursuant to a SSA where the Duopoly Rule or the FCC’s “Newspaper Broadcast Cross Ownership Rule” (the “NBCO Rule”) would not permit common ownership of the properties. In the Local TV Transfer Order the FCC authorized us to provide certain services under SSAs to the Dreamcatcher Stations. In its pending 2014 Quadrennial Review proceeding, the FCC is seeking comment on proposals to adopt reporting requirements for SSAs. We cannot predict the outcome of that proceeding or its effect on our business or operations. Meanwhile, in a public notice released on March 12, 2014, the FCC announced that pending and future transactions involving SSAs will be subject to a higher level of scrutiny if they include a combination of certain operational and economic features. Although we currently have no transactions pending before the FCC that would be subject to such higher scrutiny, this policy could limit our future ability to enter into SSAs or similar arrangements. In a Report and Order issued on April 15, 2014, the FCC amended its rules to treat any “joint sales agreement” (“JSA”) pursuant to which a television station sells more than 15% of the weekly advertising time of another television station in the same market as an attributable ownership interest subject to the Duopoly Rule. We are not a party to any JSAs. An appeal of the FCC’s April 15, 2014 Report and Order is pending before the U.S. Court of Appeals for the District of Columbia Circuit.

In a separate Report and Order and Further Notice of Proposed Rulemaking issued on March 31, 2014, the FCC is seeking comment on whether to eliminate or modify its “network non-duplication” and “syndicated exclusivity” rules, pursuant to which local television stations may enforce their contractual exclusivity rights with respect to network and syndicated programming. In addition, the FCC adopted a rule prohibiting two or more separately owned top-4 stations in a market from negotiating jointly for retransmission consent. We do not currently engage in retransmission consent negotiations jointly with any other stations in our markets. We cannot predict the impact of the new rule or the FCC’s further proposals on our business.

The Communications Act prohibits aliens from owning more than 25% of the equity or voting interests of a broadcast station licensee. The FCC has discretion under the Communications Act to permit foreign parties to own more than 25% of the equity or voting interests of the parent company of a broadcast licensee, but historically has declined to do so. In a Declaratory Ruling released on November 14, 2013, the FCC announced that it will exercise its discretion to consider, on a case-by-case basis, proposals for foreign investment in broadcast licensee parent companies above the 25% benchmark.

FCC rules permit television stations to make an election every three years between either “must-carry” or “retransmission consent” with respect to carriage of their signals on local cable systems and DBS operators. Cable systems and DBS operators are prohibited from carrying the signal of a station electing retransmission consent until a written carriage agreement is negotiated with that station.

The FCC has numerous other regulations and policies that affect its licensees, including rules requiring closed-captioning and video description to assist television viewing by the hearing- and visually-impaired; an equal employment opportunities (“EEO”) rule which, among other things, requires broadcast licensees to provide equal opportunity in employment to all qualified job applicants and prohibits discrimination against any person by broadcast stations based on age, race, color, religion, national origin or gender; and a requirement that all broadcast station advertising contracts contain nondiscrimination clauses. Licensees are required to collect, submit to the FCC and/or maintain for public inspection extensive documentation regarding various aspects of their station operations. In April 2012, the FCC adopted an order to require television broadcasters to post most of such “public file” materials, including political advertising information for some stations, online at the FCC’s website. Several petitions for reconsideration and a petition for judicial review of the FCC’s order are pending. We cannot predict the timing or outcome of those proceedings. Other decisions permit unlicensed wireless operations on television channels in so-called “White Spaces,” subject to certain requirements. We cannot predict whether such operations will result in interference to broadcast transmissions.

From time to time, the FCC revises existing regulations and policies in ways that could affect our broadcasting operations. In addition, Congress from time to time considers and adopts substantive amendments to the governing communications legislation. For example, legislation was enacted in February 2012 that, among other things, authorizes the FCC to conduct voluntary “incentive auctions” in order to reallocate certain spectrum currently occupied by television broadcast stations to mobile wireless broadband services, to “repack” television stations into a smaller portion of the existing television spectrum band and to require television stations that do not participate in the auction to modify their transmission facilities, subject to reimbursement for reasonable relocation costs up to an industry-wide total of $1.75 billion. If some or all of our television stations are required to change frequencies or otherwise modify their operations, the stations could incur substantial conversion costs, reduction or loss of over-the-air signal coverage or an inability to provide high definition programming and additional program streams. In a Report and Order released on June 2, 2014, the FCC adopted rules to implement the incentive auction and repacking and identified additional proceedings it intends to conduct related to the incentive auction. Petitions for reconsideration of certain aspects of these rules remain pending, and the Report and Order is also subject to a petition for judicial review. The FCC has continued to release additional orders related to the repacking and incentive auction. We cannot predict the likelihood, timing or outcome of any FCC regulatory action in this regard or its effect upon our business.

The foregoing does not purport to be a complete summary of all of the provisions of the Communications Act or of the regulations and policies of the FCC thereunder. Proposals for additional or revised regulations and requirements are pending before, and are considered by, Congress and federal regulatory agencies from time to time. We generally cannot predict whether new legislation, court action or regulations, or a change in the extent of application or enforcement of current laws and regulations, would have an adverse impact on our operations.

Item 1A.	Risk Factors

You should carefully consider each of the following risks, together with all of the other information in this registration statement in evaluating our Class A Common Stock. Some of the following risks relate to our business, our indebtedness, the securities markets and ownership of our Class A Common Stock. If any of the following risks and uncertainties develop into actual events, we could be materially and adversely affected. If this occurs, the trading price of our Class A Common Stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We expect advertising demand to continue to be impacted by economic conditions and fragmentation of the media landscape.

Advertising revenue is our primary source of revenue, representing approximately 80% of our broadcasting revenue in 2013. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns. National and local economic conditions, particularly in major metropolitan markets, affect the levels of advertising revenue. Changes in gross domestic product, consumer spending, auto sales, housing sales, unemployment rates, job creation, programming content and audience share and rates, as well as federal, state and local election cycles, all impact demand for advertising.

A decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers’ spending priorities. Our revenue is sensitive to discretionary spending available to advertisers in the markets we serve, as well as their perceptions of economic trends and uncertainty. Weak economic indicators in various regions across the nation, such as high unemployment rates, weakness in housing and continued uncertainty caused by national and state governments’ inability to resolve fiscal issues in a cost efficient manner to taxpayers may adversely impact advertiser sentiment. These conditions could impair our ability to maintain and grow our advertiser base. In addition, advertising from the automotive, financial, retail and restaurant industries each constitute a large percentage of our advertising revenue. The success of these industries will continue to affect the amount of their advertising spending, which could have an adverse effect on our revenues and results of operations. Furthermore, consolidation across various industries, such as financial institutions and telecommunication companies impacts demand for advertising. Competition from other media, including other broadcasters, cable systems and networks, satellite television and radio, metropolitan, suburban and national newspapers, websites, magazines, direct marketing and solo and shared mail programs, affects our ability to retain advertising clients and raise rates.

Seasonal variations in consumer spending cause our quarterly advertising revenue to fluctuate. Second and fourth quarter advertising revenue is typically higher than first and third quarter advertising revenue, reflecting the slower economic activity in the winter and summer and the stronger fourth quarter holiday season. In addition, due to demand for political advertising spots, we typically experience fluctuations in our revenues between even and odd-numbered years. During elections for various state and national offices, which are primarily in even-numbered years, advertising revenues tend to increase because of political advertising in our markets. Advertising revenues in odd-numbered years tend to be less than in even-numbered years due to the significantly lower level of political advertising in our markets. Even in even-numbered years, levels of political advertising are affected by campaign finance laws and the ability of political candidates and PACs to raise and spend funds, and our advertising revenues could vary substantially based on these factors.

The proliferation of cable and satellite channels, advances in mobile and wireless technology, the migration of television audiences to the Internet and the viewing public’s increased control over the manner and timing of their media consumption through personal video recording devices, have resulted in greater fragmentation of the television viewing audience and a more difficult advertising sales environment. Demand for our products is also a factor in determining advertising rates. For example, ratings points for our television stations and cable channels are among the factors that are weighed when determining advertising rates.

All of these factors continue to contribute to a difficult advertising sales environment and may further adversely impact our ability to grow or maintain our revenues.

Our business operates in highly competitive markets and our ability to maintain market share and generate operating revenues depends on how effectively we compete with existing and new competition.

Our business operates in highly competitive markets. Our television stations compete for audiences and advertising revenue with other broadcast stations as well as with other media such as the Internet, cable and satellite television, and radio. Some of our current and potential competitors have greater financial and other resources than we do. In addition, cable companies and others have developed national advertising networks in recent years that increase the competition for national advertising. Over the past decade, cable television programming services, other emerging video distribution platforms and the Internet have captured increasing market share, while aggregate viewership of the major broadcast television networks has declined.

Viewer accessibility is also becoming a factor as is the inability to measure new audiences which could impact advertising rates. Advertising rates are set based upon a variety of factors, including a program’s popularity among the advertiser’s target audience, the number of advertisers competing for the available time, the size and demographic make-up of the market served and the availability of alternative advertising avenues in the market. Our ability to maintain market share and competitive advertising rates depends in part on audience acceptance of our network, syndicated and local programming. Changes in market demographics, the entry of competitive stations into our markets, the transition to new methods and technologies for distributing programming and measuring audiences such as Local People Meters, the introduction of competitive local news or other programming by cable, satellite, Internet, telephone or wireless providers, or the adoption of competitive offerings by existing and new providers could result in lower ratings and adversely affect our business, financial condition and results of operations.

Our television stations generate significant percentages of their advertising revenue from a few categories, including automotive, financial institutions, retail, restaurants and political. As a result, even in the absence of a recession or economic downturn, technological, industry, or other changes specifically affecting these advertising sources could reduce advertising revenues and adversely affect our financial condition and results of operations.

Technological changes in product delivery and storage could adversely affect our business.

Our business is subject to rapid technological change, evolving industry standards, and the emergence of new technologies. Advances in technologies or alternative methods of product delivery or storage, or certain changes in consumer behavior driven by these or other technologies and methods of delivery and storage, could have a negative effect on our business.

For example, devices that allow users to view television programs on a time-delayed basis, technologies that enable users to fast-forward or skip advertisements, such as DVRs, and portable digital devices and technology that enable users to store or make portable copies of programming, may cause changes in consumer behavior that could affect the attractiveness of our offerings to advertisers and adversely affect our revenues. In addition, the availability of pay-per-view and further increases in the use of digital devices, including mobile devices, which allow users to view or listen to content of their own choosing, in their own time and remote locations, while avoiding traditional commercial advertisements or subscription payments, could adversely affect our advertising revenues.

Furthermore, in recent years, the national broadcast networks have streamed their programming on the Internet and other distribution platforms in close proximity to network programming broadcast on local television stations, including those that we own. These and other practices by the networks dilute the exclusivity and value of network programming originally broadcast by our local stations and could adversely affect the business, financial condition and results of operations of our stations.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business, or to defend successfully against intellectual property infringement claims by third parties.

Our business relies on a combination of patented and patent-pending technology, trademarks, trade names, copyrights, and other proprietary rights, as well as contractual arrangements, including licenses, to establish and protect our technology, intellectual property and brand names. We believe our proprietary technology, trademarks and other intellectual property rights are important to our continued success and our competitive position. Any impairment of any such intellectual property or brands could adversely impact the results of our operations or financial condition.

We seek to limit the threat of content piracy; however, policing unauthorized use of our broadcasts, products and services and related intellectual property is often difficult and the steps taken by us may not in every case prevent the infringement by unauthorized third parties. Developments in technology increase the threat of content piracy by making it easier to duplicate and widely distribute pirated material. Our use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect our intellectual property rights and proprietary technology may not be adequate. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary technology, or to defend against claims by third parties that the conduct of our businesses or our use of intellectual property infringes upon such third party’s intellectual property rights. Protection of our intellectual property rights is dependent on the scope and duration of our rights as defined by applicable laws in the U.S. and abroad and the manner in which those laws are construed. If those laws are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from intellectual property may decrease, or the cost of obtaining and maintaining rights may increase. There can be no assurance that our efforts to enforce our rights and protect our products, services and intellectual property will be successful in preventing content piracy.

Furthermore, any intellectual property litigation or claims brought against us, whether or not meritorious, could result in substantial costs and diversion of our resources, and there can be no assurances that favorable final outcomes will be obtained in all cases. The terms of any settlement or judgment may require us to pay substantial amounts to the other party or cease exercising our rights in such intellectual property. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights, which may not be available on reasonable terms, or at all. Our business, financial condition or results of operations may be adversely affected as a result.

The availability and cost of quality network, syndicated and sports programming may impact television ratings.

Most of our stations’ programming is acquired from outside sources, including the networks with which our stations are affiliated. The cost of network and syndicated programming represents a significant portion of television operating expenses. Network programming is dependent on our ability to maintain our existing network affiliations and the continued existence of such networks. Syndicated programming costs are impacted largely by market factors, including demand from other stations within the market, cable channels and other distribution vehicles. Availability of syndicated programming depends on the production of compelling programming and the willingness of studios to offer the programming to unaffiliated buyers. The cost and availability of local sports programming is impacted by competition from regional sports cable networks and other local broadcast stations. Our inability to continue to acquire or produce affordable programming for our stations could adversely affect operating results or our financial condition.

The loss or modification of our network affiliation agreements could have a material and adverse effect on our results of operations.

The non-renewal or termination of our network affiliation agreements would prevent us from being able to carry programming of the relevant network and this loss of programming would require us to obtain replacement programming, which may involve higher costs and which may not be as attractive to our target audiences, resulting in reduced revenues. We have 14 stations affiliated with CW, 14 stations affiliated with FOX, 5 stations affiliated with CBS, 3 stations affiliated with ABC and 2 stations affiliated with NBC. We periodically renegotiate our major network affiliation agreements. We cannot predict the outcome of any future negotiations relating to our affiliation agreements or what impact, if any, they may have on our financial condition and results of operations. The non-renewal or termination of any of our network affiliation agreements would prevent us from being able to carry programming of the relevant network. This loss of programming would require us to obtain replacement programming, which may involve higher costs and which may not be as attractive to our target audiences, resulting in reduced revenues. Upon the termination of any of our network affiliation agreements, we would be required to establish a new network affiliation agreement for the affected station with another network or operate as an independent station.

Viewership of our original content by the public is difficult to predict, which could lead to fluctuations in revenues.

The production and distribution of original content, such as the content produced by Tribune Studios, is a speculative business since the revenues derived from the production and distribution of a television series or other similar content depend primarily upon its acceptance by the public, which is difficult to predict. The commercial success of original content also depends upon the quality and acceptance of other competing content released into the marketplace at or near the same time, the availability of a growing number of alternative forms of entertainment and leisure time activities, general economic conditions and their effects on consumer spending and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Further, the audience ratings for a television series are generally a key factor in generating revenues from other distribution channels, such as syndication.

We must purchase television programming based on expectations about future revenues. Actual revenues may be lower than our expectations.

One of our most significant costs is television programming. If a particular program is not popular in relation to its costs, we may not be able to sell enough advertising time to cover the costs of the program. Since we generally purchase programming content from others rather than producing such content ourselves, we have limited control over the costs of the programming. Often we must purchase programming several years in advance and may have to commit to purchase more than one year’s worth of programming. We may replace programs that are doing poorly before we have recaptured any significant portion of the costs we incurred or before we have fully amortized the costs. Any of these factors could reduce our revenues or otherwise cause our costs to escalate relative to revenues. These factors are exacerbated during weak advertising markets. Additionally, our business is subject to the popularity of the programs provided by the networks with which we have network affiliation agreements or which provide us programming.

We may not be able to renegotiate retransmission consent agreements on terms comparable to or more favorable than our current agreements.

We depend in part upon retransmission consent and carriage fees from cable, satellite and other MVPDs, which pay those fees in exchange for the right to retransmit our broadcast programming and the right to receive the WGN America signal from our affiliate, Tower Distribution Company. These retransmission consent and carriage fees represented approximately 10% of our 2013 broadcasting revenues. As these “retransmission consent” and signal distribution agreements expire, we may not be able to renegotiate such agreements at terms similar to or more favorable than our current agreements. Our inability to renegotiate retransmission consent agreements on terms comparable to or more favorable than our current agreements may cause revenues or revenue growth from our retransmission consent agreements to decrease under the renegotiated terms. Furthermore, fees under our retransmission consent agreements are typically generated on a per-subscriber basis and if an MVPD with which we have a retransmission consent agreement loses subscribers, our revenues would be adversely affected.

We could be faced with additional tax-related liabilities of approximately $300 million if the IRS prevails on a proposed income tax audit adjustment. We may also face additional tax liabilities stemming from an ongoing tax audit.

We are subject to both federal and state income taxes and are regularly audited by federal and state taxing authorities. Significant judgment is required in evaluating our tax positions and in establishing appropriate reserves. We analyze our tax positions and reserves on an ongoing basis and make adjustments when warranted based on changes in facts and circumstances. While we believe our tax positions and reserves are reasonable, the resolution of our tax issues are unpredictable and could negatively impact our effective tax rate, net income or cash flows for the period or periods in question. Specifically, we may be faced with additional tax liabilities for the transactions contemplated by the agreement, dated May 11, 2008, between us and CSC Holdings, Inc. (“CSC”) and NMG Holdings, Inc., to form a new limited liability company (the “Newsday Transactions”), and the transactions contemplated by the agreement, dated August 21, 2009, between us and Chicago Entertainment Ventures, LLC (formerly Chicago Baseball Holdings, LLC), and its subsidiaries (collectively, “New Cubs LLC”), governing the contribution of certain assets and liabilities related to the business of the Chicago Cubs Major League Baseball franchise owned by us and our subsidiaries to New Cubs LLC, and related agreements thereto (the “Chicago Cubs Transactions”).

In March 2013, the Internal Revenue Service (“IRS”) issued its audit report on our federal income tax return for 2008 which concluded that the gain from the Newsday Transactions should have been included in our 2008 taxable income. Accordingly, the IRS has proposed a $190 million tax and a $38 million accuracy-related penalty. After-tax interest on the proposed tax through September 28, 2014 would be $28 million. We disagree with the IRS’s position and have timely filed our protest in response to the IRS’s proposed tax adjustments. We are contesting the IRS’s position in the IRS administrative appeals division. If the IRS position prevails, we would also be subject to $30 million, net of tax benefits, of state income taxes and related interest through September 28, 2014.

Separately, the IRS is currently auditing our 2009 federal income tax return which includes the Chicago Cubs Transactions. We expect the IRS audit to be concluded during 2015. If the gain on the Chicago Cubs Transactions is deemed by the IRS to be taxable in 2009, the federal and state income taxes would be approximately $225 million before interest and penalties.

Both potential liabilities are substantial. We do not maintain any tax reserves related to the Newsday Transactions or the Chicago Cubs Transactions. Our consolidated balance sheet as of September 28, 2014 includes deferred tax liabilities of $113 million and $176 million related to the future recognition of taxable income and gain from the Newsday Transactions and the Chicago Cubs Transactions, respectively.

We may not be able to access the credit and capital markets at the times and in the amounts needed and on acceptable terms.

From time to time, we may need to access the long-term and short-term capital markets to obtain financing. Our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including, but not limited to: (1) our financial performance, (2) our credit ratings or absence of such ratings, (3) the liquidity of the overall capital markets, including but not limited to potential investors for a prospective financing, (4) the overall state of the economy, and (5) the prospects for our Company and the sectors in which we compete. There can be no assurance that we will have access to the capital markets on terms acceptable to us.

We may incur significant costs to address contamination issues at sites owned, operated or used by our business.

We may incur costs in connection with the investigation or remediation of contamination at sites currently or formerly owned or operated by us. Historical operations at these sites may have resulted in releases of hazardous materials to soil or groundwater. In addition, we could be required to contribute to cleanup costs at third-party waste disposal facilities at which wastes were disposed. In connection with the Publishing Spin-off, Tribune Publishing agreed to indemnify us for costs related to certain identified contamination issues at sites owned, operated or used by the Publishing Business. In turn, we agreed to indemnify Tribune Publishing for certain other environmental liabilities. Environmental liabilities, including investigation and remediation obligations, could adversely affect our operating results or financial condition.

Adverse results from litigation or governmental investigations can impact our business practices and operating results.

From time to time, we could be party to litigation and regulatory, environmental and other proceedings with governmental authorities and administrative agencies. Adverse outcomes in lawsuits or investigations may result in significant monetary damages or injunctive relief that may adversely affect our operating results or financial condition as well as our ability to conduct our businesses as they are presently being conducted.

We may not achieve the acquisition component of our business strategy, or successfully complete strategic acquisitions, investments or divestitures.

We continuously evaluate our businesses and, as part of our strategic plan, make strategic acquisitions and investments, either individually or with partners, and divestitures. These transactions involve operational challenges and risks in negotiation, execution, valuation and integration. There can be no assurance that any such acquisitions, investments or divestitures can be completed.

We expect acquisitions will continue to be an important component of our business strategy. In particular, the success of Tribune Digital Ventures, which operates in an industry subject to rapid innovation and technological change, is dependent on our ability to identify acquisition opportunities, including in international markets, and successfully execute and integrate such businesses and technologies on a cost-efficient and timely basis. However, there can be no assurance that we will be able to grow our business, or any segment thereof, through acquisitions, that any businesses acquired will perform in accordance with expectations or that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove to be correct. Future acquisitions may result in the issuance of shares of our capital stock, the incurrence of indebtedness, assumption of contingent liabilities, an increase in interest and amortization expense and significant charges relative to integration. Our strategy could be impeded if we do not identify suitable acquisition candidates and our financial condition and results of operations may be adversely affected if we are unable to generate adequate financial returns on such acquisitions. Even if successfully negotiated, closed and integrated, certain acquisitions or investments may prove not to advance our business strategy and may fall short of expected returns.

Acquisitions involve a number of risks, including:

•	problems implementing disclosure controls and procedures for the newly acquired business;

•	the challenges in achieving strategic objectives, cost savings and other anticipated benefits;

•	unforeseen difficulties extending internal control over financial reporting and performing the required assessment at the newly acquired business;

•	potential adverse short-term effects on operating results through increased costs or otherwise;

•	potential future impairments of goodwill associates with the acquired business;

•	diversion of management’s attention or failure to recruit new, and retain existing, key personnel of the acquired business;

•	failure to successfully implement technological integration;

•	exceeding the capability of our technology infrastructure and applications; and

•	the risks inherent in the technology environment of the acquired business and risks associated with unanticipated events or liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may not be able to obtain financing necessary to complete acquisitions on attractive terms or at all.

We may be unsuccessful in expanding our operations internationally.

With the Gracenote acquisition in January 2014, we expanded our geographic reach in the TV data market in key international markets, but risks will remain as we continue to expand globally. Our ability to expand internationally involves various risks, including the need to invest resources in these markets, and the possibility that there may not be returns on these investments in the near future or at all. In addition, we have incurred and may in the future incur expenses before we generate any material revenue in these new markets. For example, the strength of our technology and databases rely on an experienced workforce spread across offices internationally, and as such, compensation expenses will remain a large component of our cost base. We have limited experience in selling our solutions in international markets or in conforming to local cultures, standards or policies, and international expansion will require significant management attention. We may not be able to compete successfully in these international markets. Different media, censorship, and liability standards and regulations and different intellectual property laws and enforcement practices in foreign countries may cause our business and operating results to suffer.

Any future international operations may fail to succeed due to risks inherent in foreign operations, including:

•	different technological solutions for digital products and services than those used in the United States;

•	varied, unfamiliar and unclear legal and regulatory restrictions;

•	unexpected changes in international regulatory requirements and tariffs;

•	Foreign Corrupt Practices Act compliance and related risks;

•	difficulties in staffing and managing foreign operations;

•	currency fluctuations; and

•	potential adverse tax consequences.

As a result of these obstacles, we may find it difficult or prohibitively expensive to grow our business internationally or we may be unsuccessful in our attempt to do so, which could harm our future operating results and financial condition.

The costs and difficulties of realizing the expected benefits from the Local TV Acquisition could impede our future growth and adversely affect our competitiveness.

On December 27, 2013, we completed the Local TV Acquisition, principally funded by our Secured Credit Facility (as defined in “—Risks Related to Our Indebtedness” below). The ultimate success of the Local TV Acquisition will depend, in part, on our ability to realize all or some of the anticipated benefits from integrating Local TV’s business with our existing business. We may not realize the expected benefits from the Local TV Acquisition due to, among other risks:

•	failure to implement our business plan for the combined business;

•	our inability to achieve operating synergies anticipated in the acquisition;

•	our inability to program the acquired stations to successfully generate ratings and advertising revenue and to maintain relationships with cable operators, satellite providers and other key commercial partners of Local TV;

•	unanticipated issues in integrating technology platforms, logistics, information, communications and other technology applications;

•	resolving inconsistencies in controls and compensation structures between Local TV’s procedures and policies and our own;

•	failure to retain key customers;

•	diversion of management attention from ongoing business concerns;

•	unanticipated changes in applicable laws and regulations;

•	operating risks in the acquired business and our business; and

•	unanticipated issues, expenses and liabilities.

We may not be able to maintain levels of revenue, earnings or operating efficiency that each of us and Local TV had achieved or might achieve separately. As a result, the anticipated benefits of the Local TV Acquisition may not be realized fully, or at all, or may take longer to realize than expected.

The financial performance of our equity method investments could adversely impact our results of operations.

We have investments in businesses that we account for under the equity method of accounting. Under the equity method, we report our proportionate share of the net earnings or losses of our equity affiliates in our statement of operations under “Income on equity investments, net,” which contributes to our Income before income taxes. In fiscal 2013, our income from equity investments, net was approximately $145 million and we received approximately $208 million in cash distributions from our equity investments. If the earnings or losses of our equity investments are material in any year, those earnings or losses may have a material effect on our net income and financial condition and liquidity. We do not control the day to day operations of our equity method investments, nor have the ability to cause them to pay dividends or make other payments or advances to their stockholders, including us, and thus the management of these businesses could impact our results of operations. Additionally, these businesses are subject to laws, regulations, market conditions and other risks inherent in their operations. Any of these factors could adversely impact our results of operations and the value of our investment.

Adverse conditions in the capital markets and/or lower long-term interest rates, changes in actuarial assumptions and legislative or other regulatory actions could substantially increase our pension costs, placing greater liquidity needs upon our operations.

We maintain four single-employer defined benefit plans, including the Tribune Company Cash Balance Pension Plan, which are frozen. These plans were underfunded by $199 million as of December 29, 2013 as measured in accordance with generally accepted accounting standards and using a discount rate of 4.7%.

The excess of our benefit obligations over pension assets is expected to give rise to required pension contributions over the next several years. Legislation enacted in the second quarter of 2012 mandated a change in the discount rates used to calculate the projected benefit obligations for purposes of funding pension plans, which have an impact of applying a higher discount rate to determine the projected benefit obligations for funding and current long-term interest rates. Also, the Pension Relief Act of 2010 (“PRA”) provided relief in the funding requirements of such plans. However, even with the relief provided by these legislative rules, we expect future contributions to be required under our qualified pension plans. In addition, adverse conditions in the capital markets and/or lower long-term interest rates may result in greater annual contribution requirements, placing greater liquidity needs upon our operations.

Our ability to operate effectively could be impaired if we fail to attract and retain our executive officers.

Our success depends, in part, upon the continuing contributions of our executive officers and other key personnel, including our President and Chief Executive Officer, Peter Liguori. The loss of the services of any of our executive officers or the failure to attract other executive officers could have a material adverse effect on our business or our business prospects. In addition, as we continue to grow, we cannot guarantee that we will continue to attract the personnel we need to maintain our competitive position, and the incentives to attract, retain and motivate employees provided by our equity awards or by future arrangements, such as through cash bonuses, may not be as effective as in the past. If we do not succeed in attracting, hiring, and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively.

Labor strikes, lockouts and protracted negotiations can lead to business interruptions and increased operating costs.

As of October 31, 2014, union employees comprised approximately 18% of our workforce. We are required to negotiate collective bargaining agreements across our business units on an ongoing basis. Complications in labor negotiations can lead to work slowdowns or other business interruptions and greater overall employee costs. If we or our suppliers are unable to renew expiring collective bargaining agreements, it is possible that the affected unions or others could take action in the form of strikes or work stoppages. Such actions, higher costs in connection with these agreements or a significant labor dispute could adversely affect our business by disrupting our operations. Depending on its duration, any lockout, strike or work stoppage may have an adverse effect on our operating revenues, cash flows or operating income or the timing thereof.

Events beyond our control may result in unexpected adverse operating results.

Our results could be affected in various ways by global or domestic events beyond our control, such as wars, political unrest, acts of terrorism, and natural disasters such as tropical storms, tornadoes and hurricanes. Such events may result in a loss of technical facilities for an unknown period of time and may quickly result in significant declines in advertising revenues even if we do not experience a loss of technical facilities.

The value of our existing goodwill and other intangible assets may become impaired, depending upon future operating results.

Goodwill and other intangible assets are a significant component of our consolidated total assets. We annually review for impairment in the fourth quarter of each year. The estimated fair values of the reporting units to which goodwill has been allocated are determined using many critical factors, including projected future operating cash flows, revenue and market growth, market multiples, discount rates and consideration of market valuations of comparable companies. The estimated fair values of other intangible assets subject to the annual impairment review, which include FCC licenses, are generally calculated based on projected future discounted cash flow analyses. The development of estimated fair values requires the use of assumptions, including assumptions regarding revenue and market growth as well as specific economic factors in the broadcasting industry. These assumptions reflect our best estimates, but these items involve inherent uncertainties based on market conditions generally outside of our control.

Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate fair values could result in non-cash impairment charges in the future.

Changes in accounting standards can significantly impact reported earnings and operating results.

Generally accepted accounting principles and accompanying pronouncements and implementation guidelines for many aspects of our business, including those related to revenue recognition, intangible assets, pensions, income taxes and broadcast rights, are complex and involve significant judgments. Changes in these rules or their interpretation may significantly change our reported earnings and operating results.

Risks Related to Regulation

Changes in U.S. communications laws or other regulations may have an adverse effect on our business operations and asset mix.

The television and radio broadcasting industry is subject to extensive regulation by the FCC under the Communications Act. For example, we are required to obtain licenses from the FCC to operate our radio and television stations with maximum terms of eight years, renewable upon application. We cannot assure you that the FCC will approve our future license renewal applications or that the renewals will be for full terms or will not include special operating conditions or qualifications. The non-renewal, or renewal with substantial conditions or modifications, of one or more of our licenses could have a material adverse effect on our revenues.

The U.S. Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation of our radio and television properties. For example, from time to time, proposals have been advanced in the U.S. Congress and at the FCC to shorten license terms for broadcast stations to less than eight years, to mandate the origination of certain levels and types of local programming, or to require radio and television broadcast stations to provide free advertising time to political candidates.

Federal legislation was enacted in February 2012 that, among other things, authorizes the FCC to conduct voluntary “incentive auctions” in order to reallocate certain spectrum currently occupied by television broadcast stations to mobile wireless broadband services, to “repack” television stations into a smaller portion of the existing television spectrum band and to require television stations that do not participate in the auction to modify their transmission facilities, subject to reimbursement for reasonable relocation costs up to an industry-wide total of $1.75 billion. If some or all of our television stations are required to change frequencies or otherwise modify their operations, our stations could incur substantial conversion costs, or reduction in over-the-air signal coverage. In May 2014, the FCC adopted a report and order establishing rules for an incentive auction and a repacking of the television band. This report and order is subject to judicial review and petitions for reconsideration by the FCC; meanwhile, the FCC has released additional orders and is conducting additional rulemaking proceedings to implement the legislation. We cannot predict the likelihood, timing or outcome of any FCC regulatory action in this regard or its impact upon our business.

New laws or regulations that eliminate or limit the scope of retransmission consent or “must carry” rights could significantly reduce our ability to obtain carriage and therefore revenues.

A number of entities have commenced operation, or announced plans to commence operation of IPTV, using digital subscriber line, fiber optic to the home and other distribution technologies. In most cases, we have entered into retransmission consent agreements with such entities for carriage of our eligible stations. However, the issue of whether those services are subject to cable television regulations, including must carry or retransmission consent obligations, has not been resolved. If IPTV systems gain a significant share of the video distribution marketplace, and new laws and regulations fail to provide adequate must carry and/or retransmission consent rights, our ability to distribute our programming to the maximum number of potential viewers will be limited and consequently our revenue potential will be limited.

In March 2011, the FCC initiated a formal rulemaking proceeding to evaluate the proposals raised in a 2010 petition by certain cable system and DBS operators and more broadly to review its retransmission consent rules. Acknowledging its limited jurisdiction, the FCC solicited comments on a series of preliminary proposals concerning or affecting retransmission consent negotiations. In March 2014, the FCC adopted a rule prohibiting two or more separately owned top-4 stations in a market from negotiating jointly for retransmission consent. That decision is subject to judicial review. Also in March 2014, the FCC sought comment on whether to eliminate or modify its “network non-duplication” and “syndicated exclusivity” rules, pursuant to which local television stations may invoke FCC processes to enforce their contractual exclusivity rights with respect to their network and syndicated programming. This proceeding remains pending, and the other proposals raised in the March 2011 notice of proposed rulemaking may be the subject of future FCC action. We cannot predict the outcome of the proceeding.

Ownership restrictions could adversely impact our operations.

Under the FCC’s Duopoly Rule, we may own up to two television stations within the same DMA (i) provided certain specified signal contours of the stations do not overlap, (ii) where certain specified signal contours of the stations overlap but no more than one of the stations is a top 4-rated station and the market will continue to have at least eight independently-owned full power stations after the station combination is created or (iii) where certain waiver criteria are met. We own duopolies permitted under the “top-4/8 voices” test in the Seattle, Denver, St. Louis, Indianapolis, Oklahoma City and New Orleans DMAs. Duopoly Rule waivers granted in connection with the FCC’s approval of the Plan or the Local TV Transfer Order authorize our ownership of duopolies in the Hartford-New Haven and Fort Smith-Fayetteville DMAs, and full power “satellite” stations in the Denver and Indianapolis DMAs. In its Quadrennial Review of the ownership rules commenced in March 2014, the FCC sought comment on, among other things, whether it should make changes to the Duopoly Rule or related waiver standards. We cannot predict the outcome of this proceeding or its impact on our operations.

The FCC’s “National Television Multiple Ownership Rule” prohibits us from owning television stations that, in the aggregate, reach more than 39% of total U.S. television households, subject to the UHF Discount. In a pending rulemaking proceeding, the FCC has proposed to repeal the UHF Discount but to grandfather existing combinations that exceed the 39% cap. If adopted as proposed, the elimination of the UHF Discount would affect our ability to acquire additional television stations (including the Dreamcatcher stations that are the subject of certain option rights held by us). We cannot predict whether the FCC will repeal the UHF Discount.

The NBCO Rule prohibits the common ownership of an attributable interest in a daily newspaper and a broadcast station in the same market. Our attributable television/newspaper interest in the New York market (together with our former television/newspaper combinations in the Los Angeles, Miami-Fort Lauderdale and Hartford-New Haven markets) was granted a temporary waiver of the NBCO Rule in connection with the FCC’s approval the Plan. (Our former Chicago market radio/television/newspaper combination was permanently grandfathered by the FCC in the same order.) On November 12, 2013, we filed with the FCC a request for extension of the temporary NBCO Rule waiver granted in connection with the Plan. That request is pending. Meanwhile, in its pending Quadrennial Review of the ownership rules, the FCC is considering a proposal that would modify the NBCO Rule by establishing a favorable presumption with respect to certain daily newspaper/broadcast combinations in the 20 largest markets and a rebuttable negative presumption with respect to such combinations in all other markets. The proceeding is pending. We cannot predict the outcome of this proceeding or whether the FCC will allow our existing temporary waiver to remain in effect pending the conclusion of the proceeding.

Under FCC policy and precedent a television station or newspaper publisher may provide certain operational support and other services to a separately-owned television station in the same market pursuant to a SSA where the Duopoly Rule or NBCO Rule would not permit common ownership of the properties. In the Local TV Transfer Order, the FCC authorized us to provide services (not including advertising sales) under SSAs to the Dreamcatcher stations. In its pending 2014 Quadrennial Review proceeding, the FCC is seeking comment on proposals to adopt reporting requirements for SSAs. We cannot predict the outcome of that proceeding or its effect on our business or operations. Meanwhile, in a public notice released on March 12, 2014, the FCC announced that pending and future transactions involving SSAs will be subject to a higher level of scrutiny if they include a combination of certain operational and economic features. Although we currently have no transactions pending before the FCC that would be subject to such higher scrutiny, this policy could limit our future ability to enter into SSAs or similar arrangements. In a Report and Order issued on April 15, 2014, the FCC amended its rules to treat any JSA pursuant to which a television station sells more than 15% of the weekly advertising time of another television station in the same market as an attributable ownership interest subject to the Duopoly Rule. We are not a party to any JSAs. Judicial review of the April 15, 2014 Report and Order is pending.

Regulation related to our licenses could adversely impact our results of operations.

The FCC has numerous other regulations and policies that affect its licensees, including rules requiring closed-captioning and video description to assist television viewing by the hearing- and visually-impaired; an EEO rule which, among other things, requires broadcast licensees to provide equal opportunity in employment to all qualified job applicants and prohibits discrimination against any person by broadcast stations based on age, race, color, religion, national origin or gender; and a requirement that all broadcast station advertising contracts contain nondiscrimination clauses.

Licensees are required to collect, submit to the FCC and/or maintain for public inspection extensive documentation regarding a number of aspects of their station operations. In April 2012, the FCC adopted an order to require television broadcasters to post most of the material in their existing public inspection files, including political advertising information, online at the FCC’s website. The order applies to commercial and non-commercial television stations, but not to radio stations.

WGN America is distributed outside of the Chicago market as a “superstation” under applicable copyright and communications laws. The statutory copyright licenses necessary to distribute WGN America as a superstation on the satellite television carriers DirecTV and DISH will expire on December 31, 2014, absent extension of those statutory licenses by Congress. While hearings have been held in Congress concerning the need to extend those statutory licenses, and bills on this issue have been introduced in the U.S. Senate and in the U.S. House of Representatives, we cannot predict whether or in what form they ultimately will be renewed, or what effect, if any, any failure to renew them in their current form would have on the operations of WGN America and future profitability.

Increased enforcement or enhancement of FCC indecency and other program content rules could have an adverse effect on our businesses and results of operations.

FCC rules prohibit the broadcast of obscene material at any time and/or indecent or profane material on television or radio broadcast stations between the hours of 6 a.m. and 10 p.m. Several years ago, the FCC stepped up its enforcement activities as they apply to indecency, and has indicated that it would consider initiating license revocation proceedings for “serious” indecency violations. In the past several years, the FCC has found indecent content in a number of cases and has issued fines to the offending licensees. The current maximum permitted fines per station if the violator is determined by the FCC to have broadcast obscene, indecent or profane material are $325,000 per incident and $3 million for a continuing violation, and the amount is subject to periodic adjustment for inflation. Fines have been assessed on a station-by-station basis, so that the broadcast of network programming containing allegedly indecent or profane material has resulted in fines levied against each station affiliated with that network which aired the programming containing such material. In June 2012, the U.S. Supreme Court struck down, on due process grounds, FCC Notices of Apparent Liability issued against stations affiliated with the FOX and ABC television networks in connection with their broadcast of “fleeting” or brief broadcasts of expletives or nudity and remanded the case to the FCC for further proceedings consistent with the U.S. Supreme Court’s opinion. In September 2012, the Chairman of the FCC directed FCC staff to commence a review of the FCC’s indecency policies, and to focus indecency enforcement on egregious cases while reducing the backlog of pending broadcast indecency complaints. On April 1, 2013, the FCC issued a public notice seeking comment on whether the FCC should make changes to its current broadcast indecency policies or maintain them as they are. The proceeding to review the FCC’s indecency policies is pending, and we cannot predict the timing or outcome of the proceeding. The determination of whether content is indecent is inherently subjective and therefore it can be difficult to predict whether particular content could violate indecency standards, particularly where programming is live and spontaneous. Violation of the indecency rules could lead to sanctions that may adversely affect our business and results of operations.

Direct or indirect ownership of our securities could result in the violation of the FCC’s media ownership rules by investors with “attributable interests” in certain other television stations or other media properties in the same market as one or more of our broadcast stations.

Under the FCC’s media ownership rules, a direct or indirect owner of our securities could violate the FCC’s structural media ownership limitations if that person owned or acquired an “attributable” interest in certain other television stations nationally or in certain types of media properties in the same market as one or more of our broadcast stations. Under FCC rules, the following relationships and interests generally are considered attributable for purposes of applying the media ownership restrictions: (i) all officers and directors of a corporate licensee and its direct or indirect parent(s); (ii) voting stock interests of at least 5%; (iii) voting stock interests of at least 20%, if the holder is a passive institutional investor (such as an investment company, as defined in 15 U.S.C. 80a-3, bank, or insurance company); (iv) any equity interest in a limited partnership or limited liability company, unless “insulated” from day-to-day operational activities; (v) equity and/or debt interests that in the aggregate exceed 33% of a media company’s total assets, if the holder supplies more than 15% of a broadcast station’s total weekly programming or is a same-market broadcast company or daily newspaper publisher; (vi) same-market time brokerage agreements; and (vii) same-market JSAs. Same-market SSAs that do not include attributable time brokerage or joint sales components generally are not deemed attributable under current rules and policies. As noted above, however, in March 2014, the FCC announced that transactions involving SSAs and similar agreements will be subject to a higher level of scrutiny if they include a combination of certain operational and economic features. Investors in our common stock should consult with counsel before making significant investments in Tribune or other media companies.

Risks Related to Our Indebtedness

We have substantial indebtedness and may incur substantial additional indebtedness, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and satisfy our obligations.

As of September 28, 2014, we had total indebtedness of $3.5 billion and our interest expense included in income from continuing operations for the nine months ended September 28, 2014 was $118.8 million. In addition, we are able to incur additional indebtedness in the future, subject to the limitations contained in the agreements governing our indebtedness. Our substantial indebtedness could have important consequences to the equity holders and debt holders, including:

•	making it more difficult for us to satisfy our obligations with respect to our $4.1 billion secured credit facility entered into by us and certain of our operating subsidiaries as guarantors, with a syndicate of lenders led by JPMorgan in connection with the Local TV Acquisition (the “Secured Credit Facility”), consisting of a $3.8 billion term loan facility (the “Term Loan Facility”) and a $300 million revolving credit facility (the “Revolving Credit Facility”), and our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the Secured Credit Facility, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt and more favorable terms and thereby affecting our ability to compete; and

•	increasing our cost of borrowing.

We may not be able to generate sufficient cash to service our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations will depend on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to financial, business, legislative, regulatory and other factors beyond our control. We might not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

Certain factors that may cause our revenues and operating results to vary include, but are not limited to:

•	discretionary spending available to advertisers and consumers;

•	technological change in the broadcasting industry;

•	shifts in consumer habits and advertising expenditures toward digital media; and

•	changes in the regulatory landscape.

One or a number of these factors could cause a decrease in the amount of our available cash flow, which would make it more difficult for us to make payments under the Secured Credit Facility or any other indebtedness. For additional information regarding the risks to our business that could impair our ability to satisfy our obligations under our indebtedness, see “—Risks Related to Our Business.”

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to affect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The agreements governing our indebtedness restrict our ability to dispose of assets and use the proceeds from those dispositions and also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. In addition, under the Secured Credit Facility, we are subject to mandatory prepayments on our Term Loan Facility from a portion of our excess cash flows, which may be stepped down upon the achievement of specified first lien leverage ratios. To the extent that we are required to prepay any amounts under our Term Loan Facility, we may have insufficient cash to make required principal and interest payments on other indebtedness.

In addition, we conduct substantially all of our operations through our subsidiaries, some of which are not guarantors of the Secured Credit Facility or our other indebtedness. Accordingly, repayment of our indebtedness, including the Secured Credit Facility, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the Secured Credit Facility or our other indebtedness, our subsidiaries do not have any obligation to pay amounts due on the Secured Credit Facility or our other indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the Secured Credit Facility. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the Secured Credit Facility will limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the Secured Credit Facility.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial condition and results of operations and our ability to satisfy our obligations under our indebtedness.

If we cannot make scheduled payments on our debt, we will be in default and lenders could declare all outstanding principal and interest to be due and payable, the lenders under the Revolving Credit Facility could terminate their commitments to loan money, the lenders could foreclose against the assets securing their loans and we could be forced into bankruptcy or liquidation. All of these events could result in you losing some or all of the value of your investment.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to us or the Term Loan Facility, if any, could cause the liquidity or market value of the term loans to decline.

The Term Loan Facility has been rated by nationally recognized rating agencies and may in the future be rated by additional rating agencies. We cannot assure you that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any downgrade, suspension or withdrawal of a rating by a rating agency (or any anticipated downgrade, suspension or withdrawal) could reduce the liquidity or market value of the term loans.

Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the Term Loan Facilities is subsequently lowered or withdrawn for any reason, you may lose some or all of the value of your investment.

Despite our substantial indebtedness, we and our subsidiaries may be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may incur significant additional indebtedness in the future. Although the Secured Credit Facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. In addition, the Revolving Credit Facility provides for commitments of $300 million, which as of September 28, 2014 were undrawn, except for $27 million of outstanding letters of credit. Additionally, the indebtedness under the Secured Credit Facility may be increased by an amount equal to the greater of (x) $1,000 million and (y) the maximum amount that would not cause our net first lien leverage ratio (treating debt incurred in reliance of this basket as secured on a first lien basis whether or not so secured), as determined pursuant to the Senior Credit Facility, to exceed 4.50 to 1.00, subject to certain conditions. If new debt is added to our current debt levels, the related risks that we and the guarantors now face would increase.

The terms of the agreements governing our indebtedness restrict our current and future operations, particularly our ability to respond to changes or to take certain actions, which could harm our long-term interests.

The agreements governing our indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on us and limit our ability to engage in actions that may be in our long-term best interests, including restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;

•	prepay, redeem or repurchase subordinated debt;

•	make loans and investments;

•	sell or otherwise dispose of assets;

•	incur liens;

•	enter into transactions with affiliates;

•	acquire new businesses;

•	alter the businesses we conduct;

•	designate any of our subsidiaries as unrestricted subsidiaries;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends or make other intercompany transfers;

•	consolidate, merge or sell all or substantially all of our assets; and

•	amend subordinated debt agreements.

In addition, the restrictive covenants in the Secured Credit Facility require us to maintain a net first lien leverage ratio, which shall only be applicable to the Revolving Credit Facility and will be tested at the end of each fiscal quarter if revolving loans, swingline loans and outstanding unpaid letters of credit (other than undrawn letters of credit and those letters of credit that have been fully cash collateralized) exceed 25% of the amount of revolving commitments. Our ability to satisfy that financial ratio test may be affected by events beyond our control.

A breach of the covenants under the agreements governing our indebtedness could result in an event of default under those agreements. Such a default may allow certain creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Secured Credit Facility would also permit the lenders under the Revolving Credit Facility to terminate all other commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under the Secured Credit Facility, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event the lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

As a result of all of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns;

•	unable to compete effectively or to take advantage of new business opportunities; or

•	limited or unable to pay dividends to our shareholders in certain circumstances.

These restrictions might hinder our ability to grow in accordance with our strategy.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under the Secured Credit Facility are at variable rates of interest and expose us to interest rate risk. Interest rates are currently at historically low levels. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Assuming all revolving loans are fully drawn (to the extent that the London Interbank Offered Rate (“LIBOR”) is in excess of the 1.00% floor rate under the Secured Credit Facility), each quarter point change in interest rates would result in a $10 million change in annual interest expense on our indebtedness under the Secured Credit

Facility. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce future interest rate volatility. However, due to risks for hedging gains and losses and cash settlement costs, we may not elect to maintain such interest rate swaps with respect to any of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Risks Related to Our Emergence from Bankruptcy

We may not be able to settle, on a favorable basis or at all, unresolved claims filed in connection with the Chapter 11 proceedings and resolve the appeals seeking to overturn the order confirming the Plan.

On December 31, 2012, we and 110 of our direct and indirect wholly-owned subsidiaries (collectively, the “Debtors”) that had filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court on December 8, 2008 (or on October 12, 2009, in the case of Tribune CNLBC, LLC) emerged from Chapter 11. The Debtors’ Chapter 11 cases have not yet been closed by the Bankruptcy Court, and certain claims asserted against the Debtors in the Chapter 11 cases remain unresolved. As a result, we expect to continue to incur certain expenses pertaining to the Chapter 11 proceedings in future periods, which may be material.

On April 12, 2012, the Debtors, the official committee of unsecured creditors, and creditors under certain of our prepetition debt facilities filed the Plan with the Bankruptcy Court. On July 23, 2012, the Bankruptcy Court issued an order confirming the Plan (the “Confirmation Order”). Several notices of appeal of the Confirmation Order have been filed. The appellants seek, among other relief, to overturn the Confirmation Order and certain prior orders of the Bankruptcy Court, including the settlement of the Leveraged ESOP Transactions consummated by Tribune and the ESOP, EGI-TRB, L.L.C., a Delaware limited liability company wholly-owned by Sam Investment Trust (a trust established for the benefit of Samuel Zell and his family) (the “Zell Entity”) and Samuel Zell in 2007, that was embodied in the Plan (see Note 1 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information). Additional notices of appeal were filed on August 2, 2012 by Wilmington Trust Company (“WTC”), as successor indenture trustee for the Predecessor’s Exchangeable Subordinated Debentures due 2029 (“PHONES”), and on August 3, 2012 by the Zell Entity (the Zell Entity, together with Aurelius Capital Management LP (“Aurelius”), Law Debenture Trust Company of New York, successor trustee under the indenture for the Predecessor’s prepetition 6.61% debentures due 2027 and the 7.25% debentures due 2096, (“Law Debenture”), and Deutsche Bank Trust Company Americas (“Deutsche Bank”), successor trustee under the indentures for the Predecessor’s prepetition medium-term notes due 2008, 4.875% notes due 2010, 5.25% notes due 2015, 7.25% debentures due 2013 and 7.5% debentures due 2023 and WTC, the “Appellants”). WTC and the Zell Entity also seek to overturn determinations made by the Bankruptcy Court concerning the priority in right of payment of the PHONES and the subordinated promissory notes held by the Zell Entity and its permitted assignees, respectively. There is currently no stay of the Confirmation Order in place pending resolution of the confirmation-related appeals and those appeals remain pending before the United States District Court for the District of Delaware (the “Delaware District Court”). In January 2013, the Reorganized Debtors filed a motion to dismiss the appeals as equitably moot, based on the substantial consummation of the Plan. On June 18, 2014, the Delaware District Court entered an order granting in part and denying in part the motion to dismiss. The effect of the order was to dismiss all of the appeals, with the exception of the relief requested by the Zell Entity concerning the priority in right of payment of the subordinated promissory notes held by the Zell Entity and its permitted assignees with respect to any state law fraudulent transfer claim recoveries from a creditor trust that was proposed to be formed under a prior version of the Plan. On July 16, 2014, notices of appeal of the Delaware District Court’s order were filed with the U.S. Court of Appeals for the Third Circuit. If the appellants are successful in overturning the Confirmation Order and certain prior orders of the Bankruptcy Court, our financial condition may be adversely affected.

Risks Relating to Our Class A Common Stock and the Securities Market

Certain provisions of our certificate of incorporation, by-laws and Delaware law may discourage takeovers.

Our second amended and restated certificate of incorporation and amended and restated by-laws contain certain provisions that may discourage, delay or prevent a change in our management or control over us. For example, our second amended and restated certificate of incorporation and amended and restated by-laws, collectively:

•	establish a classified board of directors, as a result of which our Board of Directors is divided into three classes, with members of each class serving staggered three-year terms, which prevents stockholders from electing an entirely new board of directors at an annual or special meeting;

•	authorize the issuance of “blank check” preferred stock that could be issued by our Board of Directors to thwart a takeover attempt;

•	provide that vacancies on our Board of Directors, including vacancies resulting from an enlargement of our Board of Directors, may be filled only by a majority vote of directors then in office; and

•	establish advance notice requirements for nominations of candidates for elections as directors or to bring other business before an annual meeting of our stockholders.

These provisions could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of stockholders may consider such proposal, if effected, desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of the Board of Directors. Moreover, these provisions may inhibit increases in the trading price of our Class A Common Stock that may result from takeover attempts or speculation. See “Item 11. Description of Registrant’s Securities to be Registered—Anti-Takeover Effects of Various Provisions of Delaware Law, Our Second Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws.”

Future sales of shares by existing stockholders could cause our stock price to decline.

Substantially all of the shares of our Class A Common Stock will be eligible for immediate resale in the public market, unless held by “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Sales of substantial amounts of our Class A Common Stock in the public market following our listing, or the perception that these sales could occur, could cause the market price of our Class A Common Stock to decline. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In the future, we may issue additional shares of Class A Common Stock or other equity or debt securities convertible into or exercisable or exchangeable for shares of our of Class A Common Stock in connection with a financing, acquisition, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our of Class A Common Stock to decline.

As of October 31, 2014, we had 94,751,047 outstanding shares of Class A Common Stock. In addition, as of October 31, 2014, we had 2,913,764 outstanding shares of Class B common stock, par value $0.001 per share (“Class B Common Stock”), and 2,505,816 outstanding Warrants to purchase our common stock (“Warrants”), which are governed by the Warrant Agreement between us, Computershare Inc. and Computershare Trust Company, N.A., dated as of December 31, 2012 (the “Warrant Agreement”), all of which are immediately convertible into shares of Class A Common Stock. See “Item 11. Description of Registrant’s Securities to be Registered.” The perceived ability of shares of Class B Common Stock and Warrants to convert into shares of Class A Common Stock could result in a decline in the market price of our shares of Class A Common Stock.

Approximately 36% of our outstanding Class A Common Stock is held by Oaktree Tribune, L.P. (the “Oaktree Funds”), entities affiliated with JPMorgan Chase Bank, N.A. (the “JPMorgan Entities”) and investment funds managed by Angelo, Gordon & Co., L.P. (the “Angelo Gordon Funds,” and collectively, the “Stockholders”), each of whom has registration rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders in the future.

A few significant stockholders will have significant influence over us and may not always exercise their influence in a way that benefits our public stockholders.

As of October 31, 2014, the Oaktree Funds, the Angelo Gordon Funds and the JPMorgan Entities owned approximately 18.7%, 9.0% and 8.5%, respectively, of the outstanding shares of our common stock and Warrants. In addition, collectively, the Stockholders were entitled to a total of six designees to the board following the Company’s emergence from bankruptcy pursuant to the Plan. As a result, the Stockholders could exercise significant influence over matters requiring stockholder and/or board approval for the foreseeable future, including approval of significant corporate transactions such as the sale of substantially all of our assets and the election of the members of our board of directors.

Because the Stockholders’ interests may differ from your interests, actions they take as significant stockholders may not be favorable to you. For example, the concentration of ownership could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination which another stockholder may otherwise view favorably. Furthermore, if the Stockholders decide to liquidate their holdings of our Class A Common Stock, this could materially adversely affect the trading price of our Class A Common Stock.

The market price for our Class A Common Stock may be volatile, and you may not be able to sell your shares at the initial trading price.

An active public market for our Class A Common Stock may not be sustained following our listing on the NYSE. Many factors could cause the trading price of our Class A Common Stock to rise and fall, including the following:

•	declining operating revenues derived from our core business;

•	variations in quarterly results;

•	announcements regarding dividends;

•	announcements of technological innovations by us or by competitors;

•	introductions of new products or services or new pricing policies by us or by competitors;

•	acquisitions or strategic alliances by us or by competitors;

•	recruitment or departure of key personnel or key groups of personnel;

•	the gain or loss of significant advertisers or other customers;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that elect to follow our stock; and

•	market conditions in the media industry, the industries of our customers, and the economy as a whole.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A Common Stock may depend in part on the research and reports that securities or industry analysts publish about us or our business. We currently have limited analyst coverage and may not obtain additional research coverage by securities and industry analysts. If there is no additional coverage of our company or current coverage is discontinued by securities or industry analysts, the trading price for our Class A Common Stock could be negatively impacted. In the event we obtain additional securities or industry analyst coverage or if one or more of these analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock may decrease, which could cause our stock price or trading volume to decline.

Our second amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our second amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the General Corporation Law of the State of Delaware (the “DGCL”), our second amended and restated certificate of incorporation or our amended and restated by-laws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. Stockholder in our company will be deemed to have notice of and have consented to the provisions of our second amended and restated certificate of incorporation related to choice of forum. The choice of forum provision in our second amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Fulfilling our obligations incident to being a public company, including with respect to the requirements of and related rules under the Sarbanes-Oxley Act of 2002, will be expensive and time-consuming, and our accounting, management and financial reporting technology applications may not be adequately prepared to comply with public company reporting, disclosure controls and internal control over financial reporting requirements.

As a private company, we have not been subject to the same financial and other reporting and corporate governance requirements as a public company. Following our initial listing, we will be required to file annual, quarterly and other reports with the SEC. We will need to prepare and timely file financial statements that comply with SEC reporting requirements. We will also be subject to other reporting and corporate governance requirements under the listing standards of the NYSE and the Sarbanes-Oxley Act of 2002, which will impose significant new compliance costs and obligations upon us. The changes necessitated by becoming a public company will require a significant commitment of additional resources and management oversight which will increase our operating costs. These changes will also place significant additional demands on our finance and accounting staff and on our financial accounting and information technology applications and may require us to upgrade our technology infrastructure and applications, implement additional financial and management controls, reporting systems, IT applications and procedures, and hire additional accounting, legal and finance staff. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we will be required, among other things, to:

•	prepare and file periodic and current reports, and distribute other stockholder communications, in compliance with the federal securities laws and NYSE rules;

•	define and expand the roles and the duties of our Board of Directors and its committees;

•	institute comprehensive compliance, investor relations and internal audit functions; and

•	evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.

In particular, beginning with the year ending December 27, 2015, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404(a) of the Sarbanes-Oxley Act of 2002. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002. In addition, following our initial listing, we will be required under the Exchange Act to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified report regarding the effectiveness of our internal control over financial reporting (at such time as it is required to do so), investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our common stock. Failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If we are unable to upgrade our technology applications, implement additional financial and management controls, reporting systems, IT infrastructure and applications and procedures, and hire additional accounting, legal and finance staff in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act and the Sarbanes-Oxley Act could be impaired.

Risks Related to the Publishing Spin-Off

If the Publishing Spin-off does not qualify as a tax-free distribution under Section 355 of the Internal Revenue Code (“IRC”), including as a result of subsequent acquisitions of stock of Tribune Media or Tribune Publishing, then Tribune Media or Tribune Media stockholders and warrantholders may be required to pay substantial U.S. federal income taxes.

In connection with the Publishing Spin-off, we received a private letter ruling (the “IRS Ruling”) from the IRS to the effect that the distribution and certain related transactions qualified as tax-free to us, our stockholders and warrantholders and Tribune Publishing for U.S. federal income tax purposes. Although a private letter ruling from the IRS generally is binding on the IRS, the IRS Ruling did not rule that the distribution satisfies every requirement for a tax-free distribution, and the parties have relied on the opinion of Debevoise & Plimpton LLP, our special tax counsel, to the effect that the distribution and certain related transactions qualified as tax-free to us and our stockholders and warrantholders. The opinion of our special tax counsel relied on the IRS Ruling as to matters covered by it.

The IRS Ruling and the opinion of our special tax counsel was based on, among other things, certain representations and assumptions as to factual matters made by us and certain of our stockholders. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the IRS Ruling or the opinion of our special tax counsel. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the IRS Ruling and the opinion of our special tax counsel was based on the current law then in effect, and cannot be relied upon if current law changes with retroactive effect.

If the Publishing Spin-off were ultimately determined not to be tax free, we could be liable for the U.S. federal and state income taxes imposed as a result of the transaction. Furthermore, events subsequent to the distribution could cause us to recognize a taxable gain in connection therewith. Although Tribune Publishing is required to indemnify us against taxes on the distribution that arise after the distribution as a result of actions or failures to act by Tribune Publishing or any member thereof, Tribune Publishing’s failure to meet such obligations and our administrative and legal costs in enforcing such obligations may have a material adverse effect on our financial condition.

Federal and state fraudulent transfer laws and Delaware corporate law may permit a court to void the Publishing Spin-off, which would adversely affect our financial condition and our results of operations.

In connection with the Publishing Spin-off, we undertook several corporate reorganization transactions which, along with the contribution of the Publishing Business, the distribution of Tribune Publishing shares and the cash dividend that was paid to us, may be subject to challenge under federal and state fraudulent conveyance and transfer laws as well as under Delaware corporate law, even though the Publishing Spin-off has been completed. Under applicable laws, any transaction, contribution or distribution contemplated as part of the Publishing Spin-off could be voided as a fraudulent transfer or conveyance if, among other things, the transferor received less than reasonably equivalent value or fair consideration in return for, and was insolvent or rendered insolvent by reason of, the transfer.

We cannot be certain as to the standards a court would use to determine whether or not any entity involved in the Publishing Spin-off was insolvent at the relevant time. In general, however, a court would look at various facts and circumstances related to the entity in question, including evaluation of whether or not:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair market value of all of its assets;

•	the present fair market value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could pay its debts as they become due.

If a court were to find that any transaction, contribution or distribution involved in the Publishing Spin-off was a fraudulent transfer or conveyance, the court could void the transaction, contribution or distribution. In addition, the distribution could also be voided if a court were to find that it is not a legal distribution or dividend under Delaware corporate law. The resulting complications, costs and expenses of either finding would materially adversely affect our financial condition and results of operations.

Following the Publishing Spin-off, certain members of management, directors and stockholders may now face actual or potential conflicts of interest.

Our management and directors may own shares of Tribune Publishing’s common stock or be affiliated with certain equity holders of Tribune Publishing. This ownership overlap could create, or appear to create, potential conflicts of interest when our management and directors and Tribune Publishing’s management and directors face decisions that could have different implications for us and Tribune Publishing. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and Tribune Publishing regarding the terms of the agreements governing the Publishing Spin-off and our relationship with Tribune Publishing thereafter. These agreements include the separation and distribution agreement, the tax matters agreement, the employee matters agreement, the transition services agreement (the “TSA”) and any commercial agreements between the parties or their affiliates. Potential conflicts of interest may also arise out of any commercial arrangements that we or Tribune Publishing may enter into in the future. To address actual, potential or perceived conflicts of interest involving Tribune Publishing or otherwise, such as those arising from business opportunities and personal investments, our Board of Directors has adopted corporate governance guidelines, to which all directors are subject to, a Code of Business Conduct and Ethics, to which all directors, officers and employees of Tribune are subject, and a Code of Ethics for CEO and Senior Financial Officers, to which certain members of management are subject.

We may incur additional expenses and be exposed to additional liabilities as a result of the Publishing Spin-off, including under various agreements entered into with Tribune Publishing in connection with the Publishing Spin-off.

In connection with the Publishing Spin-off, we entered into various agreements, including the separation and distribution agreement, the tax matters agreement and a transition services agreement pursuant to which Tribune Publishing provides us with a variety of administrative services for a period of time following the Publishing Spin-off, including (i) human resources, (ii) technology support, (iii) legal, (iv) procurement, (v) internal audit, (vi) accounting and (vii) digital advertising operations. We will be relying on Tribune Publishing for execution of these administrative activities through the transition period, which is a period when Tribune Publishing personnel will be highly focused on supporting their own newly public company. If there is any disruption in the provision of these services to us, or if the services provided to us are not provided in a timely or satisfactory manner, our own operations may be disrupted and we may be forced to replace certain of our technology applications and infrastructure sooner than expected, at a higher cost, which could adversely affect our business. In addition, there can be no assurance that we will be able to efficiently and successfully upgrade and integrate all necessary operating infrastructure and applications in the near term, if at all, and the costs associated with such efforts could have an adverse effect on our financial condition.

Furthermore, the separation and distribution agreement sets forth the distribution of assets, liabilities, rights and obligations of us and Tribune Publishing following the Publishing Spin-off, and includes indemnification obligations for such liabilities and obligations. In addition, pursuant to the tax matters agreement, certain income tax liabilities and related responsibilities are allocated between, and indemnification obligations have been assumed by, each of us and Tribune Publishing. In connection with the Publishing Spin-off, we also entered into an employee matters agreement, pursuant to which certain obligations with respect to employee benefit plans were allocated to Tribune Publishing. Each company will rely on the other company to satisfy its performance and payment obligations under these agreements. Certain of the liabilities to be assumed or indemnified by us or Tribune Publishing under these agreements are legal or contractual liabilities of the other company. However, it could be later determined that we must retain certain of the liabilities allocated to Tribune Publishing pursuant to these agreements, including with respect to certain multiemployer benefit plans, which amounts could be material. Furthermore, if Tribune Publishing were to breach or be unable to satisfy its material obligations under these agreements, including a failure to satisfy its indemnification obligations, we could suffer operational difficulties or significant losses.

Item 2.	Financial Information

Unaudited Pro Forma Consolidated Financial Statements

The following unaudited pro forma consolidated statement of operations for the year ended December 29, 2013 was derived from Tribune Media Company’s and Local TV’s historical combined statements of operations contained elsewhere in this registration statement. Local TV’s historical results include the operations of both the Local TV, LLC and FoxCo Acquisition, LLC entities which were acquired in the Local TV Acquisition, including the operating results for the television stations which were sold to Dreamcatcher, as further described in Note 10 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement.

On December 27, 2013, pursuant to a securities purchase agreement dated as of June 29, 2013, we completed the Local TV Acquisition, principally funded by the Secured Credit Facility. The unaudited pro forma consolidated statement of operations gives effect to the Local TV Acquisition and related financing transactions as if those transactions had occurred on December 31, 2012, the beginning of our 2013 fiscal year. See Note 10 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information on the Local TV Acquisition.

The unaudited pro forma consolidated statement of operations is presented for illustrative purposes only and gives effect to events that are (i) directly attributable to the Local TV Acquisition and related financing transactions, (ii) factually supportable and, (iii) based on assumptions that management believes are reasonable given the information currently available.

The unaudited pro forma consolidated financial statement is subject to the assumptions and adjustments described in the accompanying notes. The unaudited pro forma consolidated statement of operations has been presented for informational purposes only. The pro forma information is not necessarily indicative of our results of operations had the Local TV Acquisition and related financing transactions been completed on the date assumed and should not be relied upon as a representation of our future performance.

The following unaudited pro forma combined statements of operations should be read in conjunction with “Item 1A. Risk Factors,” “—Selected Historical Consolidated Financial Data,” the historical financial statements and related notes of both us and Local TV and “—Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this registration statement.

TRIBUNE MEDIA COMPANY

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 29, 2013

(In thousands, except per share amounts)	Tribune Historical(1)	Local TV Historical	Local TV Pro Forma Adjustments		Pro Forma(1)
Operating Revenues	$1,147,240	$575,709	$(8,928)	(a)	$1,714,021
Operating Expenses
Programming and direct operating expenses	480,149	322,483	(13,975)	(a)	788,657
Selling, general and administrative	312,147	83,895	(74,260)	(a)(b)(c)(d)	321,782
Depreciation	41,187	23,769	(1,613)	(e)	63,343
Amortization	114,717	8,544	127,371	(e)	250,632

Total operating expenses	948,200	438,691	37,523		1,424,414
Operating Profit (Loss)	199,040	137,018	(46,451)		289,607
Income on equity investments, net	145,241	—	—		145,241
Interest income	413	148	—		561
Interest expense	(39,134)	(88,068)	(28,256)	(f)	(155,458)
Loss on extinguishment of debt	(28,380)	—	28,380	(g)	—
Gain on investment transactions, net	150	—	—		150
Other non-operating loss, net	(1,492)	(68)	—		(1,560)
Reorganization items, net	(16,931)	—	—		(16,931)

Income (Loss) From Continuing Operations Before Income Taxes	258,907	49,030	(46,327)		261,610
Income tax expense (benefit)	95,965	3,055	(1,441)	(h)	97,579

Income (Loss) from Continuing Operations	$162,942	$45,975	$(44,886)		$164,031

Earnings Per Common Share from Continuing Operations:
Basic	$1.63				$1.64

Diluted	$1.62				$1.64

(1)	The results of operations for the Publishing Business included in the Publishing Spin-off are presented within discontinued operations in our historical consolidated financial statements for all periods presented and therefore are excluded from the unaudited pro forma consolidated statement of operations for the year ended December 29, 2013.

See the accompanying notes to the unaudited pro forma consolidated statement of operations

TRIBUNE MEDIA COMPANY

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

For further information regarding our historical consolidated financial statements, refer to the audited and unaudited consolidated financial statements and the notes thereto included in this registration statement. The unaudited pro forma consolidated statement of operations for the year ended December 29, 2013 includes adjustments related to the following:

(a)	Reflects the removal of $14 million of operating revenues included in our historical consolidated statement of operations and a corresponding removal of $14 million of cost of sales included in the Local TV historical combined statements of operations associated with local marketing agreements under which Local TV operated both our and Local TV’s stations in Denver and St. Louis prior to the Local TV Acquisition. These agreements were cancelled subsequent to the acquisition as we became the owner of the FOX affiliate stations previously owned by Local TV in those markets. We also made a reclassification of $5 million to increase selling, general and administrative (“SG&A”) expenses and a corresponding $5 million reclassification to increase operating revenues in order to conform the presentation of certain Local TV agency commission expenses with our historical accounting policy for the presentation of similar expenses.

(b)	Reflects the removal of $17 million of costs primarily related to legal and other professional services fees incurred by us in connection with the Local TV Acquisition.

(c)	Reflects the removal of $62 million of costs recorded in the Local TV historical combined statements of operations due to a change in control provision in Local TV’s equity incentive plan that was triggered due to the transaction.

(d)	Reflects the removal of $1 million of costs related to severance payments for certain Local TV executives that were triggered due to the transaction.

(e)	Reflects a reduction in depreciation expense of $2 million and an increase in amortization expense of $127 million related to fair value adjustments recorded by us in conjunction with the Local TV Acquisition.

(f)	Reflects the removal of historical interest expense of $138 million, offset by an increase in the interest expense relating to our Secured Credit Facility of $167 million, inclusive of the amortization of debt issuance costs of $12 million and original issuance discount of $1 million, had the facility been entered into on the first day of our 2013 fiscal year. A 1⁄8% change to the annual interest rate would change interest expense by approximately $5 million on an annual basis.

(g)	Reflects an adjustment of $28 million to remove the loss on extinguishment of debt related to the refinancing of our indebtedness in conjunction with the Local TV Acquisition.

(h)	Reflects the income tax effect of the pro forma adjustments impacting earnings before income taxes relating to the Local TV Acquisition.

Selected Historical Consolidated Financial Data

The following table sets forth selected historical financial data as of the dates and for the periods indicated. The selected historical consolidated financial data as of September 28, 2014 and for the nine months ended September 28, 2014 and September 29, 2013 have been derived from our unaudited condensed consolidated financial statements included in this registration statement. The selected historical financial data as of December 29, 2013, December 31, 2012 and December 30, 2012 and for each of the three years in the period ended December 29, 2013 and for December 31, 2012 have been derived from our audited consolidated financial statements and related notes included in this registration statement. The selected historical financial data as of September 29, 2013, December 25, 2011, December 26, 2010 and December 27, 2009 and for the years ended December 26, 2010 and December 27, 2009 have been derived from our consolidated financial statements and related notes not included in this registration statement. The selected historical financial data are qualified in their entirety by, and should be read in conjunction with “—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited condensed consolidated financial statements and related notes and our audited consolidated financial statements and related notes included in this registration statement.

On August 4, 2014, we completed the Publishing Spin-off, resulting in the spin-off of the Publishing Business through a tax-free, pro rata dividend to our stockholders and warrantholders of 98.5% of the shares of Tribune Publishing. The results of operations for the Publishing Business included in the Publishing Spin-off are presented within discontinued operations in our consolidated statements of operations for all periods presented.

	Successor			Predecessor
	As of and for the nine months ended		As of and for the year ended	As of and for	As of and for the years ended
(in thousands, except per share data)	Sept. 28, 2014	Sept. 29, 2013	Dec. 29, 2013	Dec. 31, 2012[1]	Dec. 30, 2012	Dec. 25, 2011	Dec. 26, 2010	Dec. 27, 2009
STATEMENT OF OPERATIONS DATA:
Operating Revenues	$1,395,939	$847,679	$1,147,240	—	$1,232,847	$1,187,940	$1,184,346	$1,024,049
Operating Profit	$137,738	$155,609	$199,040	—	$250,903	$254,382	$279,885	$119,953
Income from Continuing Operations	$148,435	$129,682	$162,942	$7,214,125	$283,635	$336,778	$384,602	$470,556
Earnings Per Share from Continuing Operations Attributable to Common Shareholders(2)
Basic	$1.48	$1.30	$1.63
Diluted	$1.47	$1.30	$1.62
BALANCE SHEET DATA:
Total Assets	$11,044,271	$8,443,340	$11,476,009	$8,673,280	$6,351,036	$5,884,428	$5,466,755	$4,999,962
Total Non-Current Liabilities	$5,466,689	$3,190,238	$5,751,611	$3,308,899	$716,724	$800,446	$528,018	$461,688
OTHER FINANCIAL DATA:
Adjusted EBITDA(3)	$396,778	$253,633	$348,919

(1)	Operating results for December 31, 2012 include only (i) reorganization adjustments which resulted in a net gain of $4.739 billion before taxes ($4.543 billion after taxes), including a $5 million gain ($9 million loss after taxes) recorded in income from discontinued operations, net of taxes and (ii) fresh-start reporting adjustments which resulted in a net loss of $3.372 billion before taxes ($2.567 billion after taxes, including a loss of $178 million ($95 million after taxes) reflected in income from discontinued operations, net of taxes). See Notes 1, 2 and 4 to the audited consolidated financial statements included in this registration statement for further information.
(2)	See Note 16 and Note 19 to our unaudited condensed consolidated financial statements and audited consolidated financial statements, respectively, included in this registration statement for a description of our computation of basic and diluted earnings per share attributable to the holders of our Class A and Class B Common Stock.
(3)

Adjusted EBITDA is a financial measure that is not recognized under accounting principles generally accepted in the U.S. (“GAAP”). Adjusted EBITDA is defined as net income before income (loss) from discontinued operations, net of taxes, income taxes, interest income, interest expense, pension expense (credit), equity income and losses, depreciation and amortization, stock-based compensation, certain special items (including severance), non-operating items and reorganization items. We believe that Adjusted EBITDA is a measure commonly used by investors to evaluate our performance and that of our competitors. We further believe that the disclosure of Adjusted EBITDA is useful to investors, as this non-GAAP measure is used, among other measures, by our management to evaluate our performance. By disclosing Adjusted EBITDA, we believe that we create for investors a greater understanding of, and an enhanced level of transparency into, the means by which our management operates our company. Adjusted EBITDA is not a measure presented in accordance with GAAP, and our use of the term Adjusted EBITDA may vary from that of others in our industry. Adjusted EBITDA has limitations as an analytical tool and should not be considered as an alternative to net income, operating profit, revenues or any other performance measures derived in accordance with GAAP as measures of operating performance.

Some of these limitations include:

•	Adjusted EBITDA does not reflect interest income or expense;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industries may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

    The following table reconciles Adjusted EBITDA to net income for the periods presented, the most directly comparable GAAP financial measure to Adjusted EBITDA:

(in thousands)	Nine Months Ended Sept. 28, 2014	Nine Months Ended Sept. 29, 2013	Year Ended Dec. 29, 2013
Net income	$161,987	$174,441	$241,555
Income from discontinued operations, net of taxes	13,552	44,759	78,613

Income from Continuing Operations	148,435	129,682	162,942
Income tax expense	62,601	70,516	95,965
Reorganization items, net	5,975	13,541	16,931
Other non-operating gain (loss), net	1,070	(179)	1,492
Gain on investment transactions	(702)	(150)	(150)
Loss on extinguishment of debt	—	—	28,380
Interest expense	118,815	28,529	39,134
Interest income	(681)	(295)	(413)
Income on equity investments, net	(197,775)	(86,035)	(145,241)

Operating Profit	137,738	155,609	199,040
Depreciation	52,242	29,707	41,187
Amortization	169,645	84,996	114,717
Stock-based compensation	20,403	3,236	5,417
Severance and related charges	5,125	1,402	2,556
Contract termination cost(1)	15,646	—	—
Other(2)	18,961	4,768	20,782
Pension (credit) expense	(22,982)	(26,085)	(34,780)

Adjusted EBITDA(3)	$396,778	$253,633	$348,919

(1)	Contract termination cost represents a charge for the early termination of an outside sales force contract in the second quarter of 2014 that will be fully satisfied and paid by our remaining third-party sales force firm.
(2)	Other primarily relates to transaction-related costs which include professional fees and integration costs incurred in connection with our acquisitions.
(3)	Adjusted EBITDA does not include cash distributions from our equity investments. We received cash distributions from our equity investments of $333.0 million for the nine months ended September 28, 2014 (which includes a $159.6 million distribution from CV in connection with the sale of its Apartments.com business), $140.3 million for the nine months ended September 29, 2013, and $208.0 million for the year ended December 29, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the other sections of this registration statement, including “Item 1. Business,” “Item 1A. Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “—Unaudited Pro Forma Combined Financial Statements,” “—Selected Historical Consolidated Financial Data,” our unaudited condensed consolidated financial statements as of September 28, 2014 and for the three and nine months ended September 28, 2014 and September 29, 2013 and the Predecessor’s unaudited condensed consolidated financial statements for December 31, 2012 and notes thereto, and our audited consolidated financial statements for the three years in the period ended December 29, 2013 and notes thereto included in this registration statement.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and other factors described throughout this registration statement and particularly in “Item 1A. Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Introduction

On July 16, 2014, following approval at our annual meeting of stockholders on July 14, 2014, we amended and restated our certificate of incorporation and changed our name to Tribune Media Company.

The following discussion and analysis compares our and our subsidiaries’ results of operations for the three and nine months ended September 28, 2014 and September 29, 2013 and for the three years in the period ended December 29, 2013. On December 8, 2008 (the “Petition Date”) the Debtors filed voluntary petitions for relief (collectively, the “Chapter 11 Petitions”) under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors’ Chapter 11 proceedings continue to be jointly administered under the caption “In re: Tribune Company, et al.,” Case No. 08-13141. As further described below, a plan of reorganization for the Debtors became effective and the Debtors emerged from Chapter 11 on December 31, 2012 (the “Effective Date”). Where appropriate, we and our business operations as conducted on or prior to December 30, 2012 are also herein referred to collectively as the “Predecessor.” Our business operations as conducted on or subsequent to the Effective Date are also herein referred to collectively as the “Successor,” “Reorganized Debtors” or “Reorganized Tribune Company.”

We adopted fresh-start reporting on the Effective Date. The adoption of fresh-start reporting resulted in a new reporting entity for financial reporting purposes reflecting our capital structure and with no beginning retained earnings (deficit) as of the Effective Date. Any presentation of our consolidated financial statements as of and for periods subsequent to the Effective Date represents the financial position, results of operations and cash flows of a new reporting entity and will not be comparable to any presentation of the Predecessor’s consolidated financial statements as of and for periods prior to the Effective Date and the adoption of fresh-start reporting. The Predecessor’s consolidated financial statements as of December 30, 2012 and for each of the two years in the period ended December 30, 2012 have not been adjusted to reflect any changes in the Predecessor’s capital structure as a result of the Plan (as defined and described below) nor have they been adjusted to reflect any changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting.

As a result of the Publishing Spin-off and the changes to our reportable segments (as further described below), certain previously reported amounts have been reclassified to conform to the current presentation as well as to reflect the reclassification of the historical results of operations for the businesses included in the Publishing Spin-off to discontinued operations for all periods presented.

This discussion and analysis should be read in conjunction with the Successor’s unaudited condensed consolidated financial statements as of September 28, 2014 and for the three and nine months ended September 28, 2014 and September 29, 2013 and the Predecessor’s unaudited condensed consolidated financial statements for December 31, 2012 included in this registration statement. It should also be read in conjunction with our audited consolidated financial statements for the three years in the period ended December 29, 2013 included in this registration statement.

Overview

We are a diversified media and entertainment company comprised of 42 owned or operated television stations, along with a radio program station, a national general entertainment television network, a production studio, a data and digital technology business, a portfolio of real estate assets and investments in a variety of media, websites and other related assets.

Following the Publishing Spin-off, we realigned and renamed our reportable segments. These segments reflect the manner in which we sell our products to the marketplace and the manner in which we manage our operations and make business decisions. Our reportable segments consist of:

•	Television and Entertainment: Provides audiences across the country with news, entertainment and sports programming on Tribune Broadcasting local stations and distinctive, high quality television series and movies on WGN America, including content produced by Tribune Studios.

•	Digital and Data: Provides innovative technology and services that collect and distribute video, music and entertainment data primarily through wholesale distribution channels to consumers globally.

In addition, we report and include under Corporate and Other certain administrative activities associated with operating corporate office functions and managing our company-sponsored defined benefit pension plans, as well as the management of certain real estate assets, including revenues from leasing our owned office and production facilities.

Prior to the Publishing Spin-off, we reported our operations through two reportable segments: broadcasting and publishing; certain administrative activities were reported and included under corporate. Also included in the publishing segment were digital entertainment data businesses, collectively referred to as Tribune Digital Ventures, which distribute entertainment listings and license proprietary software and metadata. These digital entertainment data businesses were not included in the Publishing Spin-off and are now included in the Digital and Data reportable segment. The principal daily newspapers published by us that were included in the Publishing Spin-off were the Los Angeles Times; the Chicago Tribune; the South Florida Sun Sentinel; the Orlando Sentinel; The Baltimore Sun; the Hartford Courant; The Morning Call, serving Pennsylvania’s Lehigh Valley; and the Daily Press, serving the Virginia Peninsula.

Our Television and Entertainment reportable segment consists of 42 television stations, including 39 owned stations and 3 stations operated under SSAs with Dreamcatcher; superstation WGN America distributed by cable, satellite and other similar distribution methods; Antenna TV, a national multicast network; and WGN, a radio station in Chicago. The television stations, including the 3 stations owned by Dreamcatcher, are comprised of 14 FOX television affiliates; 14 CW television affiliates; 5 CBS television affiliates; 3 ABC television affiliates; 2 NBC television affiliates; and 4 independent television stations. On August 11, 2014, we announced a comprehensive long-term agreement to renew our existing CBS affiliation agreements. Under the terms of the agreement, our WTTV-Indianapolis station will become the CBS affiliate in the Indianapolis market beginning on January 1, 2015. The CW, which is currently broadcast on WTTV, will then move to the station’s multicast channel. On October 17, 2014, we announced an agreement for a multi-year extension of our FOX affiliation in Seattle. Under the terms of the agreement, we will continue the FOX affiliation with our KCPQ-TV station in Seattle through July 2018, which is concurrent with the timing of seven of our other FOX affiliation agreements.

Television and Entertainment represented 88% of our consolidated operating revenues in 2013. Approximately 80% of these revenues came from the sale of advertising spots. Changes in advertising revenues are heavily correlated with and influenced by changes in the level of economic activity and the demand for political advertising spots in the United States. Changes in gross domestic product, consumer spending levels, auto sales, political advertising levels, programming content, audience share, and rates all impact demand for advertising on our television stations. Our advertising revenues are subject to changes in these factors both on a national level and on a local level in the markets in which we operate. Television and Entertainment operating revenues also included retransmission consent and carriage fees, barter/trade revenues, as well as copyright royalties, which represented approximately 10%, 3% and 3%, respectively, of Television and Entertainment’s 2013 total operating revenues.

Significant expense categories for Television and Entertainment include compensation expense, programming expense, amortization expense primarily resulting from the adoption of fresh-start reporting on the Effective Date (see Note 2 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information) and other expenses. Compensation expense represented 34% of Television and Entertainment’s 2013 total operating expenses and is impacted by many factors, including the number of full-time equivalent employees, changes in the design and costs of the various employee benefit plans, the level of pay increases and our actions to reduce staffing levels. Programming expense represented 31% of Television and Entertainment’s 2013 total operating expenses. The level of programming expense is affected by the cost of programs available for purchase and the selection of programs aired by our television stations. Amortization expense represented 13% of Television and Entertainment’s 2013 total operating expenses. Other expenses represented 22% of Television and Entertainment’s 2013 total operating expenses and are principally for sales and marketing activities, occupancy costs and other station operating expenses.

Our Digital and Data reportable segment consists of several digital entertainment businesses, including Gracenote Video (formerly Tribune Media Services), Gracenote Music (which is comprised of Gracenote, Inc. acquired in January 2014), and an entertainment website, www.zap2it.com. Our acquisitions of What’s-ON in July 2014, Baseline in August 2014 and, most recently, HWW in October 2014 expanded our existing Gracenote Video business.

Digital and Data represented 7% of our consolidated operating revenues in 2013. Approximately 87% of these revenues were from our Gracenote Video business and were derived principally from the sale of entertainment data to cable and satellite systems, digital services, and consumer electronics manufacturers to populate the entertainment guides that they provide to consumers. Digital and Data operating revenues also included entertainment websites and other revenues, which represented approximately 13% of Digital and Data 2013 total operating revenues.

Significant expense categories for Digital and Data include compensation expense, amortization and outside services expense. Compensation expense represented 56% of Digital and Data’s 2013 total operating expenses and is impacted by the same factors as noted for Television and Entertainment. Amortization represented 15% of Digital and Data’s 2013 total operating expenses. Outside services expense represented 11% of Digital and Data’s 2013 total operating expenses and is comprised primarily of professional fees and consulting services expenses. Other operating expenses represented 18% of Digital and Data’s 2013 total operating expenses and were principally for sales and marketing activities, occupancy costs, repairs and maintenance and other miscellaneous expenses.

We use operating revenues and operating profit as ways to measure the financial performance of our business segments. In addition, we use audience and revenue share for our television stations, together with other factors, to measure our Television and Entertainment market shares and performance.

Our results of operations, when examined on a quarterly basis, reflect the historical seasonality of our advertising revenues. Typically, second and fourth quarter advertising revenues are higher than first and third quarter advertising revenues. Results for the second quarter usually reflect spring seasonal advertising, while the fourth quarter includes advertising related to the holiday season. In addition, our operating results are subject to fluctuations from political advertising as political spending is usually significantly higher in even numbered years due to advertising expenditures preceding local and national elections.

Significant Events

Publishing Spin-Off

On August 4, 2014, we completed the Publishing Spin-off. Prior to the Publishing Spin-off, our publishing segment operated eight major-market daily newspapers and related businesses, distributed preprinted insert advertisements, provided commercial printing and delivery services to other newspapers and managed the websites of our daily newspapers and television stations, along with the websites of other branded products that target specific areas of interest.

We completed the Publishing Spin-off by distributing 98.5% of the outstanding shares of Tribune Publishing’s common stock to holders of our common stock and Warrants. In the distribution, each holder of our Class A Common Stock, Class B Common Stock and Warrants received 0.25 of a share of Tribune Publishing common stock for each share of our common stock or Warrant held as of the record date of July 28, 2014. Based on the number of shares of our common stock and Warrants outstanding as of 5:00 p.m. Eastern Time on July 28, 2014 and the distribution ratio, 25,042,263 shares of Tribune Publishing common stock were distributed to our stockholders and holders of Warrants and we retained 381,354 shares of Tribune Publishing common stock, representing 1.5% of outstanding common stock of Tribune Publishing. Subsequent to the distribution, Tribune Publishing became a separate publicly-traded company with its own board of directors and senior management team. Shares of Tribune Publishing common stock are listed on the New York Stock Exchange under the symbol “TPUB”. In connection with the Publishing Spin-off, we received a $275 million cash dividend from Tribune Publishing from a portion of the proceeds of a senior secured credit facility entered into by Tribune Publishing. The full amount of the $275 million cash dividend was used to permanently repay $275 million of outstanding borrowings under our Term Loan Facility.

We received the IRS Ruling, which provides that the Publishing Spin-off and certain related transactions qualified as tax-free to us, Tribune Publishing and our stockholders and warrantholders for U.S. federal income tax purposes. Although a private letter ruling from the IRS generally is binding on the IRS, the IRS Ruling does not rule that the distribution satisfies every requirement for a tax-free distribution, and the parties relied on the opinion of our special tax counsel that such additional requirements were satisfied.

In connection with the Publishing Spin-off, we entered into a separation and distribution agreement, a tax matters agreement, the TSA, an employee matters agreement and certain other agreements with Tribune Publishing that govern the relationships between Tribune Publishing and us following the Publishing Spin-off.

Separation and Distribution Agreement

The separation and distribution agreement with Tribune Publishing sets forth the key provisions relating to the separation of Tribune Publishing and its related businesses from ours and the distribution of 98.5% of the shares of Tribune Publishing common stock to holders of our common stock and Warrants. The separation and distribution agreement identifies the entities and assets to be transferred to, and the liabilities and contracts to be assumed by, Tribune Publishing or us, as applicable, in the separation, and describes when and how these transfers and assumptions will occur.

The separation and distribution agreement also provides that, subject to certain exceptions, Tribune Publishing and the Company will indemnify each other and certain related parties, from and against any and all damages, losses, liabilities, and expenses relating to, arising out of, or resulting from, among other things: (i) their respective businesses, their assets and liabilities and their subsidiaries’ assets and liabilities (in the case of Tribune Publishing, after giving effect to the separation and distribution); (ii) their failure or the failure of certain related persons to discharge any of their, or their subsidiaries’, respective liabilities (in the case of Tribune Publishing, after giving effect to the separation and distribution or any obligation arising out of the publishing business or its assets); and (iii) a breach by the other party of the separation and distribution agreement or the various ancillary agreements.

Tax Matters Agreement

We have entered into a tax matters agreement with Tribune Publishing that governs the respective rights, responsibilities and obligations of us and Tribune Publishing following the distribution with respect to taxes, including our and Tribune Publishing’s obligations to file tax returns and remit taxes, control over tax contests and our and Tribune Publishing’s obligations to cooperate after the distribution in tax return preparation and record-keeping matters.

The tax matters agreement generally provides that we will be responsible for all taxes (other than taxes on the distribution and related transactions) for periods before the distribution that are reportable on any tax return that includes us or one of our non-Tribune Publishing subsidiaries, and Tribune Publishing or one of its subsidiaries will be responsible for all such taxes reportable on any tax return that includes Tribune Publishing or its subsidiaries but does not include any non-Tribune Publishing subsidiaries. We retain responsibility for all taxes relating to the formation of and our ongoing investment in Newsday Holdings LLC.

The tax matters agreement also provides for certain restrictions on Tribune Publishing’s ability to pursue strategic or other transactions, or to take certain actions, in order to preserve the tax-free status of the distribution. The tax matters agreement further provides that Tribune Publishing and certain Tribune Publishing subsidiaries will indemnify the Company for (i) taxes on the distribution and related transactions resulting from (A) any of their actions (or failures to take certain actions) that disqualify the distribution and related transactions as tax-free or (B) any issuance of stock by Tribune Publishing or any of its affiliates or change in ownership of any such entities (other than changes in ownership solely caused by the Company) that would cause Section 355(d), Section 355(e) or Section 355(f) of the IRC to apply to the distribution, (ii) taxes on the distribution and related transactions resulting from the disqualification of the distribution due to breaches by Tribune Publishing of representations and covenants contained in the tax matters agreement and (iii) taxes of Tribune Publishing attributable to the Tribune Publishing business for which the Company is not otherwise responsible and that are not related to the distribution or any related transaction. The Company will indemnify Tribune Publishing for (i) taxes of the Company and (ii) taxes of Tribune Publishing resulting from the distribution and related transactions unless, in each case, Tribune Publishing or certain Tribune Publishing subsidiaries are otherwise responsible for such taxes as described above. However, if the distribution is taxable as a result of certain actions by both parties, the liability for such taxes is shared equally between us and Tribune Publishing.

Transition Services Agreement

Pursuant to the TSA, we provide Tribune Publishing with certain specified services on a transitional basis for a period of up to two years, including support in areas such as human resources, risk management, treasury, technology, legal, real estate, procurement, and advertising and marketing in a single market. In addition, the TSA outlines the services that Tribune Publishing provides to us on a transitional basis for a period of up to two years, including in areas such as human resources, technology, legal, procurement, accounting, digital advertising operations, advertising, marketing, event management and fleet maintenance in a single market, and other areas where we may need assistance and support following the Publishing Spin-off. The charges for the transition services generally allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the services, plus, in some cases, the allocated direct costs of providing the services, generally without profit.

Under the TSA, we had gross billings to Tribune Publishing of $6 million for the three months ended September 28, 2014 primarily related to a pass-through of costs associated with providing the continuation of certain benefits to Tribune Publishing employees following the Publishing Spin-off. We also recognized $1 million of fees primarily related to technology and shared services provided by Tribune Publishing which are included in selling, general and administrative expenses in our unaudited condensed consolidated statements of operations for the three and nine months ended September 28, 2014.

Employee Matters Agreement

We and Tribune Publishing entered into an employee matters agreement that addresses the treatment of employees and former employees of each of us and Tribune Publishing with respect to their participation in employee benefit plans that existed prior to the distribution or that Tribune Publishing established in connection with or following the distribution, as well as certain other human resources matters relating to employee programs and labor contracts. In general, except for certain pension matters, Tribune Publishing retained all liabilities with respect to the employment of all their employees and former employees (other than employees of discontinued businesses), and we retained all liabilities pertaining to other current or former employees, including liabilities arising with respect to benefit plans prior to the distribution. Notwithstanding the foregoing, we retained all liabilities relating to company-sponsored defined benefit pension plans but did not retain any liabilities relating to Tribune Publishing’s employees’ participation in multiemployer pension plans. The employee matters agreement also addresses the treatment of equity compensation for employees of both companies in connection with the distribution. See Note 15 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further information on the impact of the Publishing Spin-off on our equity incentive plan.

Discontinued Operations

Results of operations for publishing businesses included in the Publishing Spin-off are presented in discontinued operations in our consolidated statements of operations and comprehensive income for all periods presented. The results of discontinued operations for the year ended December 29, 2013, for December 31, 2012, and for the years ended December 30, 2012 and December 25, 2011 include the historical results of Tribune Publishing prior to the Publishing Spin-off on August 4, 2014. For the three and nine months ended September 28, 2014, discontinued operations reflect the operating results for the Tribune Publishing businesses through August 4, 2014, the date of the Publishing Spin-off. Summarized results of our discontinued operations and the impact of associated Publishing Spin-off adjustments are as follows (in thousands):

	Successor					Predecessor
	Three Months Ended		Nine Months Ended		Year Ended		Year Ended
	September 28, 2014(1)	September 29, 2013	September 28, 2014(1)	September 29, 2013	December 29, 2013	December 31, 2012	December 30, 2012	December 25, 2011
Operating revenues	$144,890	$414,016	$970,501	$1,282,140	$1,755,989	$—	$1,911,851	$1,917,068
Operating profit (loss)	(14,503)	23,218	38,712	86,490	149,906	—	145,553	115,235
Income (loss) on equity investments, net	3	(201)	(626)	(849)	(1,187)	—	(1,540)	(900)
Interest income	—	3	—	27	35	—	5	132
Interest expense(2)	(1,227)	(2,774)	(6,837)	(8,279)	(11,042)	—	(37)	(55)
Gain on investment transactions(3)	—	—	1,484	—	—	—	—	—
Other non-operating gain, net	—	—	—	—	—	—	—	11
Reorganization items, net	(1)	71	(9)	(147)	(284)	(173,449)	(381)	313

Income (loss) before income taxes	(15,728)	20,317	32,724	77,242	137,428	(173,449)	143,600	114,736
Income tax expense (benefit)(4)	(839)	9,790	19,172	32,483	58,815	(69,548)	4,747	3,647

Income (loss) from discontinued operations, net of taxes	$(14,889)	$10,527	$13,552	$44,759	$78,613	$(103,901)	$138,853	$111,089

(1)	Three and nine months ended September 28, 2014 reflect results of operations for the Tribune Publishing businesses through August 4, 2014, the date of the Publishing Spin-off.
(2)	In connection with the Publishing Spin-off, we received a $275 million cash dividend from Tribune Publishing utilizing borrowings of $350 million under a senior term loan facility entered into by Tribune Publishing prior to the Publishing Spin-off. The full amount of the $275 million cash dividend was used to permanently repay $275 million of outstanding borrowings under our Term Loan Facility (as defined and described below). Interest expense associated with our outstanding debt was allocated to discontinued operations based on the ratio of the $275 million cash dividend received from Tribune Publishing to the total outstanding indebtedness under the outstanding credit facilities in effect in each respective period prior to the Publishing Spin-off and totaled $11 million for the year ended December 29, 2013 and $1 million and $3 million for the three months ended September 28, 2014 and September 29, 2013, respectively, and $7 million and $8 million for the nine months ended September 28, 2014 and September 29, 2013, respectively. Interest expense included in discontinued operations for the years ended December 30, 2012 and December 25, 2011 relates to capital leases held by Tribune Publishing and does not include any allocated interest expense from our debt facilities while in bankruptcy.
(3)	Gain on investment transaction consists of a $1.5 million gain related to the remeasurement of Tribune Publishing’s investment in McClatchy/Tribune Information News Services (“MCT”) as a result of the acquisition of the remaining 50% interest in MCT during the second quarter of 2014.
(4)

The effective tax rate on pretax income from discontinued operations was 5.3% and 48.2% for the three months ended September 28, 2014 and September 29, 2013, respectively, and 58.6% and 42.1% for the nine months ended September 28, 2014 and September 29, 2013, respectively. These rates differ from the U.S.

federal statutory rate of 35% primarily due to state income taxes (net of federal benefit) and the impact of certain nondeductible transaction costs. The effective tax rate on pretax income from discontinued operations was 42.8% for the year ended December 29, 2013. This rate differs from the U.S. federal statutory rate of 35% primarily due to state income taxes (net of federal benefit) and the impact of certain nondeductible transaction costs. See Note 4 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for information on the income tax benefit included in discontinued operations for December 31, 2012. While the Company operated as an S Corporation, the effective tax rate on pretax income from discontinued operations was 3.3% and 3.2% for the years ended December 30, 2012 and December 25, 2011, respectively.

The results of discontinued operations for the nine months ended September 28, 2014 and September 29, 2013 also include certain costs, including legal and professional fees, incurred by us to complete the Publishing Spin-off and totaled $17 million and $4 million for the three months ended September 28, 2014 and September 29, 2013, respectively, as well as $23 million and $11 million for the nine months ended September 28, 2014 and September 29, 2013, respectively. The results of discontinued operations for the year ended December 29, 2013 also include $15 million of transaction costs, including legal and professional fees, incurred by the Company to complete the Publishing Spin-off. No such costs were incurred on December 31, 2012 and in the years ended December 30, 2012 and December 25, 2011.

In conjunction with our emergence from bankruptcy, we consummated an internal restructuring pursuant to the terms of the Plan (as defined and described below). These restructuring transactions included, among other things, establishing a number of real estate holding companies. On December 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to these newly established real estate holding companies. In 2013, Tribune Publishing entered into lease agreements with the real estate holding companies to lease back certain land and buildings that were transferred. The initial term of these lease agreements was either five or ten years, with two optional renewal terms. Prior to the Publishing Spin-off, the revenues and expenses related to these lease agreements were treated as intercompany transactions and were not separately reflected in our consolidated financial statements. The real estate holding companies were not included in the Publishing Spin-off. Subsequent to the Publishing Spin-off, we reclassified the historical intercompany rental revenues related to these leases totaling $4 million and $10 million for the three months ended September 28, 2014 and September 29, 2013, respectively, $24 million and $29 million for the nine months ended September 28, 2014 and September 29, 2013, respectively, and $39 million for the year ended December 29, 2013 into other revenues as an increase to income from continuing operations in our consolidated statements of operations due to the continuing lease arrangements between us and Tribune Publishing following the Publishing Spin-off. Similarly, the corresponding historical intercompany rental costs incurred by Tribune Publishing starting in 2013 through the date of the Publishing Spin-off under these leases have been reclassified as a reduction of income (loss) from discontinued operations, net in our consolidated statements of operations.

There was no impact to our consolidated net income for any periods prior to the Publishing Spin-off as a result of these reclassifications. Subsequent to the Publishing Spin-off, all rental revenues earned by us under these leases with Tribune Publishing are reflected as other revenues in our consolidated statements of operations.

The following is a summary of the assets and liabilities distributed to Tribune Publishing on August 4, 2014 in connection with the Publishing Spin-off (in thousands):

Assets:
Current Assets
Cash and cash equivalents	$59,030
Restricted cash	27,500
Accounts receivable, net	187,153
Inventories	14,623
Deferred income taxes	32,557
Prepaid expenses and other	20,956

Total current assets	341,819

Property, plant and equipment, net	160,087

Other Assets
Goodwill	35,450
Intangible assets, net	73,300
Investments	1,924
Other long-term assets	10,179
Deferred income taxes	12,352

Total other assets	133,205

Total Assets	$635,111

Liabilities:
Current Liabilities
Accounts payable	$39,422
Employee compensation and benefits	98,156
Debt due within one year	12,680
Deferred revenue	74,505
Accrued expenses and other current liabilities	31,031

Total current liabilities	255,794

Non-Current Liabilities
Postretirement, medical life and other benefits	45,255
Long-term debt	333,820
Other obligations	19,589

Total non-current liabilities	398,664

Net Liabilities Distributed to Tribune Publishing	$(19,347)

As of the date of the Publishing Spin-off, we allocated approximately $2 million of accumulated other comprehensive loss to Tribune Publishing, relating primarily to post-retirement medical and life insurance benefits. We have no material contingent liabilities relating to the discontinued operations subsequent to the date of the Publishing Spin-off.

Chapter 11 Reorganization

On the Petition Date, the Debtors filed the Chapter 11 Petitions under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors’ Chapter 11 proceedings continue to be jointly administered under the caption In re: Tribune Company, et al., Case No. 08-13141. As further described below, on the Effective Date a plan of reorganization for the Debtors became effective and the Debtors emerged from Chapter 11.

From the Petition Date and until the Effective Date, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable orders of the Bankruptcy Court. In general, as debtors-in-possession, the Debtors were authorized under Chapter 11 of the Bankruptcy Code to continue to operate as ongoing businesses, but could not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court.

On April 12, 2012, the Debtors, the Oaktree Funds, the Angelo Gordon Funds, the Creditors’ Committee (defined below) and the JPMorgan Entities filed the Plan. On July 23, 2012, the Bankruptcy Court issued the Confirmation Order. The Plan constitutes a separate plan of reorganization for each of the Debtors and sets forth the terms and conditions of the Debtors’ reorganization. See “—Terms of the Plan” below for further information.

The Debtors’ plan of reorganization was the product of extensive negotiations and contested proceedings before the Bankruptcy Court, principally relating to the resolution of certain claims and causes of action arising between certain of Tribune Company’s creditors in connection with the Leveraged ESOP Transactions consummated by Tribune Company and the Zell Entity and Samuel Zell in 2007. See Note 1 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for additional information regarding the Debtors’ Plan confirmation process and the Leveraged ESOP Transactions.

The Debtors’ emergence from bankruptcy as a restructured company was subject to the consent of the FCC for the assignment of the Debtors’ FCC broadcast and auxiliary station licenses to the Reorganized Debtors. On April 28, 2010, the Debtors filed applications with the FCC to obtain FCC approval for the assignment of the FCC licenses from the Debtors as “debtors-in possession” to the Reorganized Debtors. On November 16, 2012, the FCC released the Exit Order granting our applications to assign our broadcast and auxiliary station licenses from the debtors-in-possession to our licensee subsidiaries. In the Exit Order, the FCC granted the Reorganized Debtors a permanent newspaper/broadcast cross-ownership waiver in the Chicago market, temporary newspaper/broadcast cross-ownership waivers in the New York, Los Angeles, Miami-Ft. Lauderdale and Hartford-New Haven markets and two other waivers permitting common ownership of television stations in Connecticut and Indiana. See “—FCC Regulation” in Note 18 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further information.

Following receipt of the FCC’s consent to the implementation of the Plan, but prior to the Effective Date, we and our subsidiaries consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These restructuring transactions included, among other things, (i) converting certain of our subsidiaries into limited liability companies or merging certain of our subsidiaries into newly-formed limited liability companies, (ii) consolidating and reallocating certain operations, entities, assets and liabilities within our organizational structure and (iii) establishing a number of real estate holding companies.

On the Effective Date, all of the conditions precedent to the effectiveness of the Plan were satisfied or waived, the Debtors emerged from Chapter 11, and the settlements, agreements and transactions contemplated by the Plan to be effected on the Effective Date were implemented, including, among other things, the appointment of a new board of directors and the initiation of distributions to creditors. As a result, our ownership changed from the ESOP to certain of our creditors on the Effective Date. On January 17, 2013, our Board of Directors appointed a chairman of the board and a new chief executive officer. Such appointments were effective immediately.

Terms of the Plan

The following is a summary of the material settlements and other agreements entered into, distributions made and transactions consummated by us on or about the Effective Date pursuant to, and in accordance with, the terms of the Plan. The following summary only highlights certain of the substantive provisions of the Plan and is not intended to be a complete description of, or a substitute for a full and complete reading of, the Plan and the agreements and other documents related thereto, including those described below. See Note 1 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for additional information regarding the terms of the Plan.

•	Cancellation of certain prepetition obligations: On the Effective Date, the Debtors’ prepetition equity (other than equity interests in subsidiaries of Tribune Company), debt and certain other obligations were cancelled, terminated and/or extinguished, including: (i) the 56,521,739 shares of the Predecessor’s $0.01 par value common stock held by the ESOP, (ii) the warrants to purchase 43,478,261 shares of the Predecessor’s $0.01 par value common stock held by the Zell Entity and certain other minority interest holders, (iii) the aggregate $225 million subordinated promissory notes (including accrued and unpaid interest) held by the Zell Entity and certain other minority interest holders, (iv) all of the Predecessor’s other outstanding notes and debentures and the indentures governing such notes and debentures (other than for purposes of allowing holders of the notes to receive distributions under the Plan and allowing the trustees for the senior noteholders and the holders of the PHONES to exercise certain rights), and (v) the Predecessor’s prepetition credit facilities applicable to the Debtors (other than for purposes of allowing creditors under a $8.028 billion senior secured credit agreement (as amended, the “Credit Agreement”) to receive distributions under the Plan and allowing the administrative agent for such facilities to exercise certain rights).

•	Assumption of prepetition executory contracts and unexpired leases: On the Effective Date, any prepetition executory contracts or unexpired leases of the Debtors that were not previously assumed or rejected pursuant to Section 365 of the Bankruptcy Code or rejected pursuant to the Plan were assumed by the applicable Reorganized Debtors, including certain prepetition executory contracts for broadcast rights.

•	Distributions to Creditors: On the Effective Date (or as soon as practicable thereafter), we distributed approximately $3.516 billion of cash, approximately 100 million shares of common stock and Warrants with a fair value determined pursuant to the Plan of $4.536 billion and interests in the Litigation Trust (as defined and described below). The cash distribution included the $727 million of restricted cash and cash equivalents presented in the Predecessor’s condensed consolidated balance sheet at December 30, 2012 and the proceeds from a new term loan (see “—Significant Events—Exit Financing Facilities” hereof). In addition, we transferred $187 million of cash to certain restricted accounts for the limited purpose of funding certain future claim payments and professional fees.

•	Issuance of new equity securities: Effective as of the Effective Date, we issued 78,754,269 shares of Class A Common Stock and 4,455,767 shares of Class B Common Stock. The Class B Common Stock was issued to certain creditors in lieu of Class A Common Stock in order to comply with the FCC’s ownership rules and requirements. In addition, on the Effective Date, we entered into the Warrant Agreement, pursuant to which we issued 16,789,972 Warrants. We issued the Warrants in lieu of common stock to creditors that were otherwise eligible to receive common stock in connection with the implementation of the Plan in order to comply with the FCC’s foreign ownership restrictions. As permitted under the Plan, the Compensation Committee of our Board of Directors adopted a new equity incentive plan for the purpose of granting stock awards to our directors, officers and employees and the directors, officers and employees of our subsidiaries (the “Equity Incentive Plan”). There are 5,263,000 shares of common stock authorized for issuance under the Equity Incentive Plan. Stock awards were granted beginning in the second quarter of 2013. See Notes 14 and 15 to the our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further information regarding our common stock, the Warrants and the Equity Incentive Plan.

•

Registration Rights Agreement: On the Effective Date, we also entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which we granted registration rights with respect to our common stock, securities convertible into or exchangeable for our common stock and options, Warrants or other rights to acquire our common stock to certain entities related to the Oaktree Funds, the Angelo Gordon Funds and the JPMorgan Entities, and certain other holders of such securities who become a party thereto. See Note 14 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further information.

•	Exit credit facilities: On the Effective Date, we entered into a $1.100 billion secured term loan facility with a syndicate of lenders led by JPMorgan, the proceeds of which were used to fund certain required distributions to creditors under the Plan. In addition, on the Effective Date, we, along with certain of our reorganized operating subsidiaries as additional borrowers, entered into a secured asset-based revolving credit facility of up to $300 million, subject to borrowing base availability, with a syndicate of lenders led by Bank of America, N.A., to fund ongoing operations. See Note 11 to our consolidated financial statements for the year ended December 29, 2013 included in this registration statement for additional information.

•	Settlement of certain causes of action related to the Leveraged ESOP Transactions: The Plan provided for the settlement of certain causes of action arising in connection with the Leveraged ESOP Transactions against the lenders under the Credit Agreement, JPMorgan as administrative agent and a lender under the Credit Agreement, the agents, arrangers, joint bookrunner and other similar parties under the Credit Agreement, the lenders under a $1.600 billion twelve-month bridge facility entered into on December 20, 2007 (the “Bridge Facility”) and the administrative agent under the Bridge Facility. It also included a “Step Two/Disgorgement Settlement” of claims for disgorgement of prepetition payments made by the Predecessor on account of the debt incurred in connection with the closing of the second step of the Leveraged ESOP Transactions on December 20, 2007 against parties who elected to participate in such settlement. These settlements resulted in incremental recovery to creditors other than lenders under the Credit Agreement and the Bridge Facility of approximately $521 million above their “natural” recoveries absent such settlements. See Note 1 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for additional information regarding the Leveraged ESOP Transactions, the claims and causes of action related thereto that were settled pursuant to the Plan and other litigation commenced by Tribune Company’s creditors relating to the Leveraged ESOP Transactions.

•	The Litigation Trust: On the Effective Date, except for those claims released as part of the settlements described above, all other causes of action related to the Leveraged ESOP Transactions held by the Debtors’ estates and preserved pursuant to the terms of the Plan (the “Litigation Trust Preserved Causes of Action”) were transferred to a litigation trust formed, pursuant to the Plan, to pursue the Litigation Trust Preserved Causes of Action for the benefit of certain creditors that received interests in the litigation trust as part of their distributions under the Plan (the “Litigation Trust”). The Litigation Trust is managed by an independent third-party trustee and advisory board and, pursuant to the terms of the agreements forming the Litigation Trust, we are not able to exert any control or influence over the administration of the Litigation Trust, the pursuit of the Litigation Trust Preserved Causes of Action or any other business of the Litigation Trust. As part of the Chapter 11 claims process, a number of our former directors and officers named in lawsuits arising in connection with the Chapter 11 cases, including the FitzSimons Complaint (as described in Note 1 to our consolidated financial statements for the year ended December 29, 2013 included in this registration statement) and/or preference actions that were transferred to the Litigation Trust, have filed indemnity and other related claims against us for claims brought against them in these lawsuits. Under the Plan, such indemnity-type claims against us must be set off against any recovery by the Litigation Trust against any of the directors and officers, and the Litigation Trust is authorized to object to the allowance of any such indemnity-type claims. In connection with the formation of the Litigation Trust, and pursuant to the terms of the Plan, we entered into a credit agreement (the “Litigation Trust Loan Agreement”) with the Litigation Trust whereby we made a non-interest bearing loan of $20 million in cash to the Litigation Trust on the Effective Date. See Note 3 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further information regarding the Litigation Trust, the Litigation Trust Loan Agreement and the Litigation Trust Preserved Causes of Action that were transferred to the Litigation Trust on the Effective Date.

•	Other Plan provisions: The Plan and Confirmation Order also contain various discharges, injunctive provisions and releases that became operative on the Effective Date.

Since the Effective Date, we have substantially consummated the various transactions contemplated under the Plan. In particular, we have made all distributions of cash, common stock and Warrants that were required to be made under the terms of the Plan to creditors holding allowed claims as of December 31, 2012. Claims of general unsecured creditors that become allowed on or after the Effective Date have been or will be paid on the next quarterly distribution date after such allowance.

Pursuant to the terms of the Plan, we are also obligated to make certain additional payments to certain creditors, including certain distributions that may become due and owing subsequent to the Effective Date and certain payments to holders of administrative expense priority claims and fees earned by professional advisors during the Chapter 11 proceedings. As described above, on the Effective Date, we held restricted cash of $187 million which is estimated to be sufficient to satisfy such obligations. At September 28, 2014 and December 29, 2013, restricted cash held by us to satisfy the remaining claim obligations was $19 million and $20 million, respectively.

Confirmation Order Appeals

Notices of appeal of the Confirmation Order were filed on July 23, 2012 by (i) Aurelius on behalf of its managed entities that were holders of the Predecessor’s senior notes and PHONES and (ii) Law Debenture and Deutsche Bank. Additional notices of appeal were filed on August 2, 2012 by WTC, as successor indenture trustee for the PHONES, and on August 3, 2012 by the Zell Entity. The confirmation appeals were transmitted to the Delaware District Court and were consolidated, together with two previously-filed appeals by WTC of the Bankruptcy Court’s orders relating to certain provisions in the Plan, under the caption Wilmington Trust Co. v. Tribune Co. (In re Tribune Co.), Case Nos. 12-cv-128, 12-mc-108, 12-cv-1072, 12-cv-1073, 12-cv-1100 and 12-cv-1106. Case No. 12-mc-108 was closed without disposition on January 14, 2014.

The Appellants seek, among other relief, to overturn the Confirmation Order and certain prior orders of the Bankruptcy Court, including the settlement of certain claims and causes of action related to the Leveraged ESOP Transactions that was embodied in the Plan (see above and Note 1 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for a description of the terms and conditions of the confirmed Plan). WTC and the Zell Entity also sought to overturn determinations made by the Bankruptcy Court concerning the priority in right of payment of the PHONES and the subordinated promissory notes held by the Zell Entity and its permitted assignees, respectively. There is currently no stay of the Confirmation Order in place pending resolution of the confirmation-related appeals. In January 2013, we filed a motion to dismiss the appeals as equitably moot, based on the substantial consummation of the Plan. On June 18, 2014 the Delaware District Court entered an order granting in part and denying in part the motion to dismiss. The effect of the order was to dismiss all of the appeals, with the exception of the relief requested by the Zell Entity concerning the priority in right of payment of the subordinated promissory notes held by the Zell Entity and its permitted assignees with respect to any state law fraudulent transfer claim recoveries from a creditor trust that was proposed to be formed under a prior version of the Plan, but was not formed under the Plan as confirmed by the Bankruptcy Court. The Delaware District Court vacated the Bankruptcy Court’s ruling to the extent it opined on that issue. On July 16, 2014, notices of appeal of the Delaware District Court’s order were filed with the U.S. Court of Appeals for the Third Circuit by Aurelius, Law Debenture, and Deutsche Bank. No notices of appeal of the Delaware District Court’s order were filed by WTC or the Zell Entity and, consequently, those entities are no longer Appellants. Briefing with respect to the appeals is underway and oral argument has not yet been scheduled.

Fresh-Start Reporting

We adopted fresh-start reporting on the Effective Date in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 852, “Reorganizations.” All conditions required for the adoption of fresh-start reporting were satisfied by us on the Effective Date as (i) the ESOP, the holder of all of the Predecessor’s voting shares immediately before confirmation of the Plan, did not receive any voting shares of us or any other distributions under the Plan, and (ii) the reorganization value of the Predecessor’s assets was less than the postpetition liabilities and allowed prepetition claims.

The adoption of fresh-start reporting by us resulted in a new reporting entity for financial reporting purposes reflecting our capital structure and with no beginning retained earnings (deficit) as of the Effective Date. Any presentation of our consolidated financial statements as of and for periods subsequent to the Effective Date represents the financial position, results of operations and cash flows of a new reporting entity and will not be comparable to any presentation of the Predecessor’s consolidated financial statements as of and for periods prior to the Effective Date, and the adoption of fresh-start reporting.

In accordance with ASC Topic 852, the Predecessor’s consolidated statement of operations for December 31, 2012 includes only (i) reorganization adjustments which resulted in a net gain of $4.734 billion before taxes ($4.552 billion after taxes), exclusive of a $9 million loss reflected in income from discontinued operations, net of taxes and (ii) fresh-start reporting adjustments which resulted in a net gain of $3.550 billion before taxes ($2.662 billion after taxes), exclusive of a $95 million loss reflected in income from discontinued operations, net of taxes. These adjustments are also described in Note 4 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement. The Predecessor’s consolidated statements of operations and cash flows for December 31, 2012 exclude the results of operations and cash flows arising from the Predecessor’s business operations on December 31, 2012. Because the Predecessor’s December 31, 2012 results of operations and cash flows were not material, we elected to report them as part of our results of operations and cash flows for the first quarter of 2013.

ASC Topic 852 requires, among other things, a determination of the entity’s reorganization value and allocation of such reorganization value to the fair value of its tangible assets, finite-lived intangible assets and indefinite-lived intangible assets in accordance with the provisions of ASC Topic 805, “Business Combinations,” as of the Effective Date. The reorganization value represents the amount of resources available, or that become available, for the satisfaction of postpetition liabilities and allowed prepetition claims, as negotiated between the Debtors and their creditors. This value is viewed as the fair value of the entity before considering liabilities and is intended to approximate the amount a willing buyer would pay for our assets immediately after emergence from bankruptcy. In connection with the Debtors’ Chapter 11 cases, the Debtors’ financial advisor undertook a valuation analysis to determine the value available for distribution to holders of allowed prepetition claims. Based on then current and anticipated economic conditions and the direct impact of these conditions on our business, this analysis estimated a range of distributable value from the Debtors’ estates from $6.917 billion to $7.826 billion with an approximate mid-point of $7.372 billion. The confirmed Plan contemplates a distributable value of Tribune of $7.372 billion. The distributable value implies an initial equity value for us of $4.536 billion after reducing the distributable value for cash distributed (or to be distributed) pursuant to the Plan and $1.100 billion of new debt. This initial equity value was the basis for determining the reorganization value in accordance with ASC Topic 805. See the “Fresh-Start Consolidated Balance Sheet” section of Note 4 to our third quarter unaudited condensed consolidated financial statements included in this registration statement for further details on the calculation of the reorganization value.

Pursuant to and in accordance with the terms of the Plan, the Predecessor settled prepetition liabilities totaling approximately $12.880 billion for consideration valued at an aggregate $8.102 billion. The gain on the settlement of the Predecessor’s prepetition debt obligations was included in reorganization items, net in the Predecessor’s consolidated statement of operations for December 31, 2012. Generally, for federal tax purposes, the discharge of a debt obligation in a bankruptcy proceeding for an amount less than its adjusted issue price (as defined in the IRC) creates cancellation of indebtedness income (“CODI”) that is excludable from the obligor’s taxable income. However, pursuant to the CODI rules, certain income tax attributes are reduced by the amount of the CODI. The prescribed order of income tax attribute reduction is as follows: (i) net operating losses for the year of discharge and net operating loss carryforwards, (ii) most credit carryforwards, including the general business credit and the minimum tax credit, (iii) net capital losses for the year of discharge and capital loss carryforwards and (iv) the tax basis of the debtors’ assets by the amount of liabilities in excess of tax basis. At the Effective Date, one of our subsidiaries had a net operating loss carryforward which was reduced to zero as a result of the CODI rules. The CODI rules also require us to reduce any capital losses generated and not utilized during 2013. The impact of the reduction in tax basis of assets and the elimination of the net operating loss carryforward were reflected in income tax expense in the Predecessor’s consolidated statement of operations for December 31, 2012.

The “Fresh-Start Condensed Consolidated Balance Sheet” section of Note 4 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement summarizes the Predecessor’s December 30, 2012 consolidated balance sheet, the reorganization and fresh-start reporting adjustments that were made to that balance sheet as of December 31, 2012, and our resulting consolidated balance sheet as of December 31, 2012.

Subchapter S Corporation Election and Subsequent Conversion to C Corporation

On March 13, 2008, the Predecessor filed an election to be treated as a subchapter S corporation under the IRC, which election became effective as of the beginning of the Predecessor’s 2008 year. The Predecessor also elected to treat nearly all of its subsidiaries as qualified subchapter S subsidiaries. Subject to certain limitations (such as the built-in gain tax applicable for ten years to gains accrued prior to the election), the Predecessor was no longer subject to federal income tax. Instead, the Predecessor’s taxable income was required to be reported by its shareholders. The ESOP was the Predecessor’s sole shareholder (see Note 3 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement) and was not taxed on the share of income that was passed through to it because the ESOP was a qualified employee benefit plan. Although most states in which the Predecessor operated recognize the subchapter S corporation status, some imposed income taxes at a reduced rate.

As a result of the election and in accordance with ASC Topic 740, “Income Taxes,” the Predecessor reduced its net deferred income tax liabilities to report only deferred income taxes relating to states that assess taxes on subchapter S corporations and subsidiaries which were not qualified subchapter S subsidiaries.

On the Effective Date and in accordance with and subject to the terms of the Plan, (i) the ESOP was deemed terminated in accordance with its terms, (ii) all of our $0.01 par value common stock held by the ESOP was cancelled and (iii) new shares of Tribune were issued to shareholders who did not meet the necessary criteria to qualify as a subchapter S corporation shareholder. As a result, we converted from a subchapter S corporation to a C corporation under the IRC and therefore are subject to federal and state income taxes in periods subsequent to the Effective Date. The net tax expense relating to this conversion and other reorganization adjustments recorded in connection with our emergence from bankruptcy was $195 million, which was reported as an increase in deferred income tax liabilities in the Predecessor’s December 31, 2012 consolidated balance sheet and an increase in income tax expense in the Predecessor’s consolidated statement of operations for December 31, 2012. In addition, the implementation of fresh-start reporting, as more fully described in Note 4 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement, resulted in an aggregate increase of $968 million in net deferred income tax liabilities in the Predecessor’s December 31, 2012 consolidated balance sheet and an aggregate increase of $968 million in income tax expense in the Predecessor’s consolidated statement of operations for December 31, 2012.

In addition, as a result of the adoption of fresh-start reporting, amounts included in the Predecessor’s accumulated other comprehensive income (loss) at December 30, 2012 were eliminated and we recorded $1.071 billion of previously unrecognized cumulative pretax losses in reorganization items, net and a related income tax benefit of $163 million in the Predecessor’s consolidated statement of operations for December 31, 2012.

The net income tax expense in the Predecessor’s consolidated statement of operations for December 31, 2012 totaled $1.001 billion, of which a $70 million income tax benefit is included in income from discontinued operations, net of taxes. See Note 4 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further information.

Exit Financing Facilities

On the Effective Date, we as borrower, along with certain of our operating subsidiaries as guarantors, entered into a $1.100 billion secured term loan facility with a syndicate of lenders led by JPMorgan (the “Term Loan Exit Facility”). As borrower, we, along with certain of our operating subsidiaries as additional borrowers or guarantors, also entered into a secured asset-based revolving credit facility of $300 million, subject to borrowing base availability, with a syndicate of lenders led by Bank of America, N.A. (the “ABL Exit Facility” and together with the Term Loan Exit Facility, the “Exit Financing Facilities”). The proceeds from the Term Loan Exit Facility were used to fund certain required payments under the Plan (see Note 3 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement). In connection with the acquisition of Local TV (see Note 5 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement) and entering into the Secured Credit Facility (as defined and described below), the Exit Financing Facilities were terminated and repaid in full on December 27, 2013. The lenders under the Term Loan Exit Facility received $1.106 billion consisting of $1.095 billion in principal and accrued interest and a prepayment premium of $11 million. There were no amounts outstanding under the ABL Exit Facility at the time of termination. We recognized a loss of $28 million on the extinguishment of the Term Loan Exit Facility in its consolidated statement of operations for the year ended December 29, 2013, which includes the prepayment premium of $11 million, unamortized debt issuance costs of $7 million and an unamortized original issuance discount of $10 million.

Secured Credit Facility

On December 27, 2013, in connection with our acquisition of Local TV, we, as borrower, along with certain of our operating subsidiaries as guarantors, entered into the Secured Credit Facility. The Secured Credit Facility consists of the $3.773 billion Term Loan Facility and the $300 million Revolving Credit Facility. The proceeds of the Term Loan Facility were used to pay the purchase price for Local TV and refinance the existing indebtedness of Local TV and the Term Loan Exit Facility. The proceeds of the Revolving Credit Facility are available for working capital and other purposes not prohibited under the Secured Credit Facility. The Revolving Credit Facility includes borrowing capacity for letters of credit and for borrowings on same-day notice, referred to as “swingline loans.” Borrowings under the Revolving Credit Facility are subject to the satisfaction of customary conditions, including absence of defaults and accuracy of representations and warranties. Under the terms of the Secured Credit Facility, the amount of the Term Loan Facility and/or the Revolving Credit Facility may be increased and/or one or more additional term or revolving facilities may be added to the Secured Credit Facility by entering into one or more incremental facilities, subject to a cap equal to the greater of (x) $1,000 million and (y) the maximum amount that would not cause our net first lien leverage ratio (treating debt incurred in reliance of this basket as secured on a first lien basis whether or not so secured), as determined pursuant to the terms of the Secured Credit Facility, to exceed 4.50:1.00, subject to certain conditions. See Note 11 to our consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information and significant terms and conditions associated with the Secured Credit Facility, including but not limited to interest rates, repayment terms, fees, restrictions, and positive and negative covenants. The Secured Credit Facility is secured by a first priority lien on substantially all of our, and our domestic subsidiaries’, personal property and assets, subject to certain exceptions. Our obligations under the Secured Credit Facility are guaranteed by all of our wholly-owned domestic subsidiaries, other than certain excluded subsidiaries (the “Guarantors”).

In addition, we and the Guarantors guarantee the obligations of Dreamcatcher under its $27 million senior secured credit facility (the “Dreamcatcher Credit Facility”) entered into in connection with Dreamcatcher’s control of certain Local TV stations (see Note 10 to our consolidated financial statements for the year ended December 29, 2013 included in this registration statement for the description of the Dreamcatcher transactions). Our obligations and the obligations of the Guarantors under the Dreamcatcher Credit Facility are secured on a pari passu basis with our obligations and the obligations of the Guarantors under the Secured Credit Facility.

As further described in Note 1 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement, on August 4, 2014, we completed the Publishing Spin-off. In connection with the Publishing Spin-off, we received a $275 million cash dividend from Tribune Publishing. The full amount of the $275 million cash dividend was used to permanently repay $275 million of outstanding borrowings under our Term Loan Facility.

Newsday and Chicago Cubs Transactions

As further described in Note 9 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement, we consummated the closing of the Newsday Transactions on July 29, 2008. As a result of these transactions, CSC Holdings, Inc., through NMG Holdings, Inc., owns approximately 97% and we own approximately 3% of Newsday Holdings LLC. The fair market value of the contributed NMG net assets exceeded their tax basis and did not result in an immediate taxable gain because the transaction was structured to comply with the partnership provisions of the IRC and related regulations. In March 2013, the IRS issued its audit report on our federal income tax return for 2008 which concluded that the gain should have been included in the our 2008 taxable income. Accordingly, the IRS has proposed a $190 million tax and a $38 million accuracy-related penalty. After-tax interest on the proposed tax through September 28, 2014 and December 29, 2013 would be approximately $28 million and $23 million, respectively. We disagree with the IRS’s position and have timely filed our protest in response to the IRS’s proposed tax adjustments. We are contesting the IRS’s position in the IRS administrative appeals division. If the IRS position prevails, we would also be subject to approximately $30 million and $29 million, net of tax benefits, of state income taxes and related interest through September 28, 2014 and December 29, 2013, respectively. We do not maintain any tax reserves relating to the Newsday Transactions. In accordance with ASC Topic 740, our unaudited condensed consolidated balance sheets at September 28, 2014 and consolidated balance sheet at December 29, 2013 include a deferred tax liability of $113 million and $124 million, respectively, related to the future recognition of taxable income related to the Newsday Transactions. At December 30, 2012, while a subchapter S corporation, the Predecessor’s consolidated balance sheet included a deferred tax liability related to the Newsday Transactions of $4 million which represented the state income tax impact of the future recognition of taxable income. As discussed under “—Significant Events—Subchapter S Corporation Election and Subsequent Conversion to C Corporation,” on the Effective Date, we converted from a subchapter S corporation to a C corporation and adjusted our deferred tax liabilities to reflect the higher C corporation effective tax rate.

As further described in Note 9 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement, we consummated the closing of the Chicago Cubs Transactions on October 27, 2009. As a result of these transactions, Ricketts Acquisition LLC owns approximately 95% and we own approximately 5% of the membership interests in New Cubs LLC. The fair market value of the contributed Chicago Cubs Business exceeded its tax basis and did not result in an immediate taxable gain because the transaction was structured to comply with the partnership provisions of the IRC and related regulations. The IRS is currently auditing our 2009 federal income tax return which includes the Chicago Cubs Transactions. We expect the IRS audit to be concluded during 2015. If the gain on the Chicago Cubs Transactions is deemed by the IRS to be taxable in 2009, the federal and state income taxes would be approximately $225 million before interest and penalties. We do not maintain any tax reserves relating to the Chicago Cubs Transactions. In accordance with ASC Topic 740, our unaudited condensed consolidated balance sheets at September 28, 2014 and consolidated balance sheet at December 29, 2013 include a deferred tax liability of $176 million and $185 million, respectively, related to the future recognition of taxable income related to the Chicago Cubs Transactions. At December 30, 2012, while a subchapter S corporation, the Predecessor’s consolidated balance sheet included a deferred tax liability related to the Chicago Cubs Transactions of $6 million which represented the state income tax impact of the future recognition of taxable income. As discussed under “—Significant Events—Subchapter S Corporation Election and Subsequent Conversion to C Corporation,” on the Effective Date, we converted from a subchapter S corporation to a C corporation and adjusted our deferred tax liabilities to reflect the higher C corporation effective tax rate.

Acquisitions

Baseline

On August 29, 2014, we completed the acquisition of all of the outstanding and issued limited liability company interests of Baseline for $49 million in cash, subject to certain final adjustments. Baseline is a provider of film and television information and related services with movie and TV databases featuring information for more than 300,000 movie and TV projects, information on nearly 1.5 million TV and film professionals, and foreign and domestic box office data. Baseline expands the reach of our Digital and Data segment into the studio and TV network communities with data and services geared towards entertainment industry professionals. See Note 5 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further description of the acquisition of Baseline.

What’s-ON

On July 4, 2014, we completed the acquisition of all of the outstanding and issued equity interests of What’s-ON for a purchase price of $27 million, consisting of $21 million net initial cash consideration and $6 million recorded as the net present value of additional deferred payments. The acquisition of What’s-ON may also include additional payments in 2015 and 2016 to selling management shareholders totaling up to $8 million which will be accounted for as compensation expense as the payments are earned, in accordance with ASC Topic 805. What’s-ON expands the reach of our Digital and Data segment in the television search and EPG markets as What’s-ON is a leading television search and EPG data provider for India and the Middle East. What’s-ON offers EPG data and TV search products for 16 countries, including India, United Arab Emirates, Saudi Arabia, Jordan, Egypt, Qatar, Bahrain, Indonesia, Kenya and Sri Lanka, across 1,600 television channels and helps power more than 58 million set-top boxes through the region’s top cable and Internet protocol television services. See Note 5 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further description of the acquisition of What’s-ON.

Landmark

On May 1, 2014, we completed an acquisition of the issued and outstanding limited liability company interests of Capital-Gazette Communications, LLC and Landmark Community Newspapers of Maryland, LLC from Landmark Media Enterprises, LLC (the “Landmark Acquisition”) for $29 million in cash, net of certain working capital and other closing adjustments. The Landmark acquisition was distributed to Tribune Publishing in the Publishing Spin-off and results of operations attributable to Landmark from the date of acquisition are reflected within discontinued operations for the periods prior to the Publishing Spin-off. See Note 5 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further description of the Landmark Acquisition.

Gracenote

On January 31, 2014, we completed the acquisition of Gracenote for $161 million in cash, net of certain working capital and other closing adjustments. Gracenote, a global leader in digital entertainment data, maintains and licenses data, products and services to businesses that enable their end users to discover analog and digital media on virtually any device. The Gracenote acquisition expands our reach into new growth areas, including streaming music services, mobile devices and automotive infotainment. Gracenote is a leading provider of music and voice recognition technology and is supported by the industry’s largest source of music and video metadata. See Note 5 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further description of the Gracenote acquisition.

Local TV

On December 27, 2013, we completed the Local TV Acquisition, principally funded by our Secured Credit Facility. See Note 10 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information on the Local TV Acquisition.

As a result of the acquisition, we became the owner of 16 television stations, in addition to the Dreamcatcher Stations, including seven FOX television affiliates in Denver, Cleveland, St. Louis, Kansas City, Salt Lake City, Milwaukee and High Point/Greensboro/Winston-Salem; four CBS television affiliates in Memphis, Richmond, Huntsville and Fort Smith; one ABC television affiliate in Davenport/Moline; two NBC television affiliates in Des Moines and Oklahoma City; and two independent television stations in Fort Smith and Oklahoma City.

Subsequent to Dreamcatcher’s acquisition of the Dreamcatcher Stations, we entered into SSAs with Dreamcatcher to provide technical, promotional, back-office, distribution, content policies and delivered programming services to the Dreamcatcher Stations. In compliance with FCC regulations for both us and Dreamcatcher, Dreamcatcher maintains complete responsibility for and control over programming, finances, personnel and operations of the Dreamcatcher Stations.

Upon the closing of the Local TV Acquisition and the Dreamcatcher Transaction, our television station portfolio increased from 23 to 42 television stations (including the Dreamcatcher Stations) and includes 14 CW affiliates, 14 FOX affiliates, five CBS affiliates, three ABC affiliates, two NBC affiliates and four independent television stations.

Sale of Equity Interest in Classified Ventures

On August 5, 2014, we announced our entry into a definitive agreement to sell our 27.8% equity interest in CV to Gannett. The transaction closed on October 1, 2014. As part of the transaction, Gannett acquired the equity interests of the remaining partners and thereby acquired full ownership of CV. CV was valued at $2.5 billion for purposes of the transaction and estimated gross proceeds of approximately $1.8 billion were paid to the selling partners at closing. Our portion of the proceeds from the transaction was approximately $686 million before taxes (approximately $426 million after taxes), of which $28 million will be held in escrow until October 1, 2015. Adjusted for the amortization of basis difference of $31 million, our pretax gain on the sale of CV is expected to be approximately $369 million and will be recognized in the fourth quarter of 2014. Prior to closing, CV made a final distribution of all cash on hand from operations to the current owners. Our portion of this final distribution was $6 million, which is in addition to the proceeds from the sale transaction. We expect to use the proceeds from this transaction for general corporate purposes.

Employee Reductions

We identified reductions in staffing levels of approximately 40 and 115 positions in the three and nine months ended September 28, 2014, respectively, and approximately 10 and 20 positions in the three and nine months ended September 29, 2013, respectively. We recorded pretax charges for severance and related expenses totaling $2 million in the three months ended September 28, 2014, ($0.3 million at Television and Entertainment and $1.6 million at Digital and Data), and $5 million in the nine months ended September 28, 2014 ($1.9 million at Television and Entertainment, $2.8 million at Digital and Data and $0.5 million at Corporate and Other). We recorded pretax charges for severance and related expenses totaling $0.7 million and $1.4 million in the three and nine months ended September 29, 2013, respectively, primarily at Television and Entertainment. These charges are included in selling, general and administrative expenses in our unaudited condensed consolidated statements of operations for the three and nine months ended September 28, 2014 and September 29, 2013, respectively.

Severance and related expenses included in income from discontinued operations, net of taxes totaled $2 million and $6 million in the three and nine months ended September 28, 2014, respectively, and $4 million and $7 million in the three and nine months ended September 29, 2013, respectively.

We identified reductions in staffing levels of approximately 60 positions in 2013, 80 positions in 2012 and 40 positions in 2011. We recorded pretax charges for severance and related expenses totaling $3 million in 2013 ($1.6 million at Television and Entertainment, $0.3 million at Digital and Data and $0.6 million at Corporate and Other), $2 million in 2012 ($1 million at Television and Entertainment, $0.4 million at Digital and Data and $0.1 million at Corporate and Other) and $2 million in 2011 ($0.8 million at Television and Entertainment, $0.1 million at Digital and Data and $1 million at Corporate and Other). These charges are included in selling, general and administrative expenses in our and the Predecessor’s consolidated statements of operations.

Severance and related expenses included in income from discontinued operations, net of taxes totaled $17 million, $13 million and $15 million in 2013, 2012 and 2011, respectively.

The accrued liability for severance and related expenses was $2 million, $12 million and $4 million at September 28, 2014, December 29, 2013 and December 30, 2012, respectively.

Non-Operating Items

Non-operating items for each of the three and nine months ended September 28, 2014 and September 29, 2013 were as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Gain on investment transactions	$2	$104	$702	$150
Other non-operating gain (loss), net	68	(67)	(1,070)	179

Total non-operating items	$70	$37	$(368)	$329

Non-operating items for 2013, 2012 and 2011 are summarized as follows (in thousands):

	Successor	Predecessor
	2013	2012	2011
Loss on extinguishment of debt	$(28,380)	$—	$—
Gain on investment transactions, net	150	21,811	295
Write-down of investments	—	(7,041)	—
Other non-operating gain (loss), net	(1,492)	294	(606)

Total non-operating items	$(29,722)	$15,064	$(311)

Non-operating items in 2013 included a $28 million pretax loss on the extinguishment of the Exit Financing Facilities, which includes the write-off of unamortized debt issuance costs and discounts of $17 million and a prepayment penalty of $11 million. See Note 11 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information on the extinguishment of the Exit Financing Facilities.

Non-operating items in 2012 included a $22 million pretax gain on the sale of our 47.3% interest in Legacy.com, Inc. (“Legacy”). On April 2, 2012, we and the other shareholders of Legacy closed a transaction to sell their collective interests in Legacy to a third party. We received net proceeds of $22 million. See Note 9 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information.

In 2012, we recorded non-cash pretax charges totaling $7 million to write down two of our equity method investments. These write-downs resulted from declines in the fair value of the investments that we determined to be other than temporary. These investments constitute nonfinancial assets measured at fair value on a nonrecurring basis in our consolidated balance sheet and are classified as Level 3 assets in the fair value hierarchy established under ASC Topic 820, “Fair Value Measurement and Disclosures.” See Note 13 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for a description of the hierarchy’s three levels.

Reorganization Items, Net

ASC Topic 852 requires that the financial statements for periods subsequent to the filing of the Chapter 11 Petitions distinguish transactions and events that are directly associated with the reorganization from the operations of the business. Accordingly, revenues, expenses (including professional fees), realized gains and losses, and provisions for losses directly associated with the reorganization and restructuring of the business are reported in reorganization items, net in our and Predecessor’s unaudited condensed consolidated statements of operations included herein for the three and nine months ended September 28, 2014 and September 29, 2013 and audited consolidated statement of operations for 2013 and in the Predecessor’s audited consolidated statements of operations for December 31, 2012, 2012 and 2011. Reorganization costs include provisions and adjustments to reflect the carrying value of certain prepetition liabilities at their estimated allowable claim amounts as well as professional advisory fees and other costs directly associated with the Debtors’ Chapter 11 cases.

Reorganization items, net included in our unaudited condensed consolidated statements of operations for the three and nine months ended September 28, 2014 and September 29, 2013 consisted of the following (in thousands):

	Three Months Ended		Nine Months Ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Reorganization costs, net(1):
Professional advisory fees	$887	$1,960	$3,827	$11,930
Other	707	(252)	2,148	1,611

Total reorganization costs, net	1,594	1,708	5,975	13,541
Reorganization adjustments, net	—	—	—	—
Fresh-start reporting adjustments, net	—	—	—	—

Total reorganization items, net	$1,594	$1,708	$5,975	$13,541

(1)	The amounts included in this table are exclusive of amounts reflected in income from discontinued operations, net of taxes which totaled less than $1 million in each of the three and nine months ended September 28, 2014 and September 29, 2013, respectively.

Reorganization items, net included in our consolidated statements of operations for 2013 and in the Predecessor’s consolidated statements of operations for December 31, 2012, and for 2012 and 2011 consisted of the following (in thousands):

	Successor	Predecessor
	2013	December 31, 2012	2012	2011
Reorganization costs, net(1):
Professional advisory fees	$13,515	$—	$101,280	$106,153
Contract rejections and claim settlements	(446)	—	86,310	(15)
Debt valuation adjustments	—	—	3,147	—
Interest income	—	—	(43)	(95)
Other	3,862	—	7,176	5,070

Total reorganization costs, net	16,931	—	197,870	111,113
Reorganization adjustments, net	—	(4,734,050)	—	—
Fresh-start reporting adjustments, net	—	(3,550,264)	—	—

Total reorganization items, net	$16,931	$(8,284,314)	$197,870	$111,113

(1)	The amounts included in this table are exclusive of amounts reflected in income from discontinued operations, net of taxes which totaled less than $1 million in each of the years 2013, 2012 and 2011, respectively, and $173 million for December 31, 2012.

Reorganization Costs, Net

As provided by the Bankruptcy Code, the Office of the United States Trustee for Region 3 (the “U.S. Trustee”) appointed an official committee of unsecured creditors (the “Creditors’ Committee”) on December 18, 2008. Prior to the Effective Date, the Creditors’ Committee was entitled to be heard on most matters that came before the Bankruptcy Court with respect to the Debtors’ Chapter 11 cases. Among other things, the Creditors’ Committee consulted with the Debtors regarding the administration of the Debtors’ Chapter 11 cases, investigated matters relevant to the Chapter 11 cases, including the formulation of the Plan, advised unsecured creditors regarding the Chapter 11 cases, and generally performed any other services as were in the interests of the Debtors’ unsecured creditors. The Debtors were required to bear certain of the Creditors’ Committee’s costs and expenses, including those of their counsel and other professional advisors. Such costs are included in our professional advisory fees. The appointment of the Creditors’ Committee terminated on the Effective Date, except with respect to the preparation and prosecution of the Creditors’ Committee’s requests for the payment of professional advisory fees and reimbursement of expenses, the evaluation of fee and expense requests of other parties, and the transfer of certain documents, information and privileges from the Creditors’ Committee to the Litigation Trust. Professional advisory fees included in the above summary pertained to the post-emergence activities related to the implementation of the Plan and other transition costs attributable to the reorganization and the resolution of unresolved claims.

In 2012, the Plan was confirmed which, among other things, resulted in the allowance of (or adjustments to) certain claims that were otherwise contingent upon the confirmation of the Plan. As a result, the Predecessor’s contract rejections and claim settlements in 2012 included losses totaling approximately $86 million of which $60 million related to professional advisory fees incurred by certain indenture trustees of the Predecessor’s prepetition debt, $24 million to adjust certain employee-related claims pursuant to a settlement agreement and $3 million relating to the write-off of the residual value of the net asset related to a prepetition interest rate swap related to the 2023 Debentures (see Note 11 “Prepetition Interest Rate Hedging Instruments,” to our consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information).

A portion of the claims for professional advisory fees incurred by certain indenture trustees of the Predecessor’s prepetition debt are being disputed in Bankruptcy Court and remain subject to adjustment. The Predecessor’s debt valuation adjustments in 2012 included a loss of $3 million to adjust the claim for three interest rate swaps related to a $2.5 billion notional amount of the Predecessor’s variable rate borrowings to the amount allowed in accordance with the Plan (see Note 11 “Prepetition Interest Rate Hedging Instruments,” to our consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information).

In accordance with ASC Topic 852, reorganization costs for 2012 and 2011 included the Debtors’ interest income on cash positions that the Debtors would not have earned but for the filing of the Chapter 11 Petitions.

Other reorganization costs in the three and nine months ended September 28, 2014 and September 29, 2013 and for 2013, 2012 and 2011 pertained to administrative expenses directly related to the reorganization, including fees paid to the U.S. Trustee and the bankruptcy voting and claims administration agent.

Operating net cash outflows resulting from reorganization costs for 2013, 2012 and 2011 totaled $132 million, $74 million and $103 million, respectively, and were principally for the payment of professional advisory fees and other fees in each year. All other items included in reorganization costs in 2013, 2012 and 2011 are primarily non-cash adjustments.

We expect to continue to incur certain expenses pertaining to the Chapter 11 proceedings throughout 2014 and in future periods. These expenses will include primarily professional advisory fees and other costs related to the implementation of the Plan and the resolution of unresolved claims.

Reorganization Adjustments, Net

Reorganization adjustments, which were recorded to reflect the settlement of prepetition liabilities and changes in the Predecessor’s capital structure arising from the implementation of the Plan, resulted in a net reorganization gain of $4.734 billion before taxes ($4.552 billion after taxes), exclusive of a $9 million loss reflected in income from discontinued operations, net of taxes. The net gain was included in the Predecessor’s unaudited condensed consolidated statement of operations for December 31, 2012. See Note 4 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further information regarding these reorganization adjustments.

Fresh-Start Reporting Adjustments, Net

Fresh-start reporting adjustments, which were recorded as a result of the adoption of fresh-start reporting as of the Effective Date in accordance with ASC Topic 852, resulted in a net gain of $3.550 billion before taxes ($2.662 billion after taxes), exclusive of a $95 million loss reflected in income from discontinued operations, net of taxes. The net gain resulted primarily from adjusting the Predecessor’s net carrying values for certain assets and liabilities to their fair values in accordance with ASC Topic 805, recording related adjustments to deferred income taxes and eliminating the Predecessor’s accumulated other comprehensive income (loss) as of the Effective Date. The fresh-start reporting adjustments were included in the Predecessor’s unaudited condensed consolidated statement of operations for December 31, 2012. See Note 4 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further information pertaining to these fresh-start reporting adjustments.

Revision of Prior Period Amounts

In the second quarter of 2013, we became aware of certain errors in the participant census data that was used by our actuary to determine the projected benefit obligations for our company-sponsored pension plans at December 30, 2012. We determined that these errors resulted in a $36 million overstatement of net pension obligations and a corresponding understatement totaling $36 million of accumulated other comprehensive loss ($35.6 million) and non-current deferred income tax liabilities ($0.4 million) in the our previously reported consolidated balance sheet at December 30, 2012.

The participant census data errors also resulted in an overstatement of goodwill and net pension obligations and an understatement of non-current deferred income tax liabilities reported in our previously reported condensed consolidated balance sheet at March 31, 2013. In addition, during the second quarter of 2013, we finalized certain valuations related to the implementation of fresh-start reporting and, as a result, recorded certain immaterial adjustments to amounts previously reported for other intangible assets and investments in our condensed consolidated balance sheet at March 31, 2013. In the aggregate, these revisions resulted in an overstatement of goodwill of $7 million and net pension obligations of $36 million and an understatement of other intangible assets of $1 million, investments of $2 million and non-current deferred income tax liabilities of $32 million reported in the our previously reported condensed consolidated balance sheet at March 31, 2013. In addition, these revisions resulted in an aggregate increase of $32 million in both the previously reported net gain included in reorganization items, net and income taxes in the Predecessor’s consolidated statement of operations for December 31, 2012. These revisions did not impact previously reported revenues, operating profit, or net income.

In the second quarter of 2013, we evaluated these adjustments and determined that they were not material to any of the prior reporting periods and, therefore, elected to revise the previously reported amounts. These revisions will also be reflected in our future consolidated financial statements containing such comparative financial information. See Note 3 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information.

Results of Operations

For the Three and Nine Months Ended September 28, 2014 and September 29, 2013

Our results of operations, when examined on a quarterly basis, reflect the historical seasonality of our advertising revenues. Typically, second and fourth quarter advertising revenues are higher than first and third quarter advertising revenues. Results for the second quarter usually reflect spring seasonal advertising, while the fourth quarter includes advertising related to the holiday season. In addition, our operating results are subject to fluctuations from political advertising as political spending is usually significantly higher in even numbered years due to advertising expenditures preceding local and national elections.

The following discussion and analysis presents a review of our continuing operations for the three and nine months ended September 28, 2014 and September 29, 2013.

Consolidated

Consolidated operating results for the three and nine months ended September 28, 2014 and September 29, 2013 are shown in the table below.

	Three Months Ended			Nine Months Ended
(in thousands)	September 28, 2014	September 29, 2013	Change	September 28, 2014	September 29, 2013	Change
Operating revenues	$474,858	$280,608	+69%	$1,395,939	$847,679	+65%

Operating profit	$55,285	$45,799	+21%	$137,738	$155,609	-11%

Income on equity investments, net	$40,559	$31,899	+27%	$197,775	$86,035	*

Income from continuing operations	$52,886	$39,244	+35%	$148,435	$129,682	+14%

Income (loss) from discontinued operations, net of taxes	$(14,889)	$10,527	*	$13,552	$44,759	-70%

Net income	$37,997	$49,771	-24%	$161,987	$174,441	-7%

*	Represents positive or negative change in excess of 100%

Operating Revenues and Operating Profit (Loss)—Consolidated operating revenues and operating profit (loss) by business segment for the three and nine months ended September 28, 2014 and September 29, 2013 were as follows:

	Three Months Ended			Nine Months Ended
(in thousands)	September 28, 2014	September 29, 2013	Change	September 28, 2014	September 29, 2013	Change
Operating revenues
Television and Entertainment	$417,169	$248,196	+68%	$1,241,379	$747,854	+66%
Digital and Data	44,559	18,903	*	112,803	59,912	+88%
Corporate and Other	13,130	13,509	-3%	41,757	39,913	+5%

Total operating revenues	$474,858	$280,608	+69%	$1,395,939	$847,679	+65%

Operating profit (loss)
Television and Entertainment	$74,129	$42,387	+75%	$190,530	$139,962	+36%
Digital and Data	(231)	4,339	*	(10,517)	12,312	*
Corporate and Other	(18,613)	(927)	*	(42,275)	3,335	*

Total operating profit	$55,285	$45,799	+21%	$137,738	$155,609	-11%

*	Represents positive or negative change in excess of 100%

Three Months Ended September 28, 2014 compared to the Three Months Ended September 29, 2013

Consolidated operating revenues increased 69%, or $194 million, in the three months ended September 28, 2014 due primarily to a $169 million increase in Television and Entertainment revenues, primarily as a result of the inclusion of revenues from the Local TV stations and the Dreamcatcher Stations (the “Local TV/Dreamcatcher stations”) acquired on December 27, 2013, and a $26 million increase in Digital and Data largely due to additional revenue from acquisitions, including Gracenote which was acquired on January 31, 2014 and What’s-ON, which was acquired on July 4, 2014. Consolidated operating profit increased 21%, or $9 million, in the three months ended September 28, 2014, due primarily to higher Television and Entertainment operating profit, partially offset by a loss at Digital and Data and higher Corporate and Other expenses, as further described below.

Television and Entertainment operating profit increased 75%, or $32 million, for the three months ended September 28, 2014 primarily due to the additional operating profit of the Local TV/Dreamcatcher stations, which was partially offset by higher operating expenses due to stock-based compensation, increased staffing levels to support expanded operations, and higher production and promotion expense to support new original programming.

Digital and Data operating profit decreased $5 million for the three months ended September 28, 2014 from a profit of $4 million in the third quarter of 2013 to a loss of less than $1 million in the third quarter of 2014 largely due to higher depreciation and amortization as a result of acquisitions and certain severance and shut down costs.

Corporate and Other operating loss increased $18 million for the three months ended September 28, 2014 due primarily to higher compensation of $6 million, including $2 million of stock-based compensation expense, higher operating expenses, including technology costs as a result of the separation of Tribune Publishing, consulting fees primarily related to a technology application implementation, an increase in transaction-related fees of $3 million related to our acquisitions, and a $1 million impairment charge to write down two real estate properties.

Nine Months Ended September 28, 2014 compared to the Nine Months Ended September 29, 2013

Consolidated operating revenues increased 65%, or $548 million, in the nine months ended September 28, 2014 primarily due to an increase of $494 million in Television and Entertainment revenues, primarily as a result of the inclusion of revenues from the Local TV/Dreamcatcher stations, and an increase of $53 million in Digital and Data revenues, primarily as a result of the acquisitions of Gracenote and What’s-ON in 2014. Consolidated operating profit decreased 11%, or $18 million, in the nine months ended September 28, 2014, as operating losses for Digital and Data and higher Corporate and Other expenses were only partially offset by the increase in Television and Entertainment operating profit primarily due to the addition of the Local TV/Dreamcatcher stations, as further described below.

Television and Entertainment operating profit increased 36%, or $51 million, for the nine months ended September 28, 2014 due mainly to the additional operating profit of the Local TV/Dreamcatcher stations and higher operating revenues, partially offset by higher operating expenses due to stock-based compensation, increased staffing levels to support expanded operations, higher production and promotion expense to support new original programming, and a $16 million charge for the early termination of an outside sales force contract in the second quarter of 2014.

Digital and Data operating profit decreased $23 million from a profit of $12 million in the nine months ended September 29, 2013 to a loss of $11 million in the nine months ended September 28, 2014 largely due to higher depreciation and amortization as a result of acquisitions and certain severance and shut down costs.

Corporate and Other operating profit decreased $46 million from a profit of $3 million for the nine months ended September 29, 2013 to a loss of $42 million in the nine months ended September 28, 2014. The decrease was due mainly to higher compensation of $19 million, including $10 million of stock-based compensation expense, higher operating expenses, including technology costs as a result of the separation of Tribune Publishing, consulting fees primarily related to a technology application implementation, an increase in transaction-related fees of $6 million related to our acquisitions, a decrease in pension credit of $3 million and a $1 million impairment charge to write down two real estate properties.

Operating Expenses—Consolidated operating expenses for the three and nine months ended September 28, 2014 and September 29, 2013 were as follows:

	Three Months Ended			Nine Months Ended
(in thousands)	September 28, 2014	September 29, 2013	Change	September 28, 2014	September 29, 2013	Change
Programming	$93,928	$67,390	+39%	$269,551	$194,303	+39%

Direct operating expenses	107,553	55,667	+93%	311,257	169,694	+83%

Selling, general and administrative	152,148	72,799	*	455,506	213,370	*

Depreciation	17,991	10,558	+70%	52,242	29,707	+76%

Amortization	47,953	28,395	+69%	169,645	84,996	+100%

Total operating expenses	$419,573	$234,809	+79%	$1,258,201	$692,070	+82%

*	Represents positive or negative change in excess of 100%

Three Months Ended September 28, 2014 compared to the Three Months Ended September 29, 2013

Programming expense, which represented 20% of revenues for the three months ended September 28, 2014 compared to 24% for the three months ended September 29, 2013, increased 39%, or $27 million, due primarily to added programming expenses from the Local TV/Dreamcatcher stations, $19 million related to new original series (Salem and Manhattan) and changes in syndicated programming at WGN America and Tribune Studios, as well as increases in network fees, partially offset by reductions in sports programming and lower broadcast rights expense for older syndicated programming at the local television stations.

Other direct operating expenses, which represented 23% of revenues for the three months ended September 28, 2014 compared to 20% for the three months ended September 29, 2013, increased 93%, or $52 million. The increase was due primarily to increased compensation expense as a result of the inclusion of the Local TV/Dreamcatcher stations, as well as Gracenote and What’s-ON, which were acquired in 2014.

Selling, general and administrative (“SG&A”) expenses, which represented 32% of revenues for the three months ended September 28, 2014 compared to 26% for three months ended September 29, 2013, increased $79 million, due mainly to higher compensation, promotion, outside services, occupancy and other expenses. Compensation expense increased $40 million primarily due to the expense attributed to the acquisitions of the Local TV/Dreamcatcher stations and Gracenote and higher stock-based compensation expense of $4 million. Promotion expenses increased $17 million due primarily to higher advertising expenses of $9 million related to the promotion of new programming that airs on WGN America as well as the expenses from the Local TV/Dreamcatcher stations. Outside services expense increased $8 million due mainly to the expenses of the Local TV/Dreamcatcher stations and Gracenote, higher transaction-related fees of $3 million related to our acquisitions, an increase in consulting fees of $2 million, primarily related to a technology application implementation and an increase of $1 million in property management fees due to outsourcing building management of certain owned properties. Occupancy expenses increased 51%, or $4 million, due largely to the expenses from the acquisitions of the Local TV/Dreamcatcher stations and Gracenote. Other expenses increased

$5 million, due largely to the expenses from the Local TV/Dreamcatcher stations and Gracenote, and a $2 million impairment charge to write down three real estate properties.

Depreciation expense increased 70%, or $7 million, in the three months ended September 28, 2014, of which $7 million related to the depreciation of property and equipment acquired in connection with the Local TV Acquisition at the end of 2013 and Gracenote on January 31, 2014.

Amortization expense increased 69%, or $20 million, in the three months ended September 28, 2014, of which $30 million related to the amortization of intangible assets recorded in connection with the acquisitions of Local TV and Gracenote, partially offset by the absence of $11 million of amortization expense for certain intangible assets recorded in connection with the adoption of fresh-start reporting which were fully amortized as of December 29, 2013.

Nine Months Ended September 28, 2014 compared to the Nine Months Ended September 29, 2013

Programming expenses, which represented 19% of revenues for the nine months ended September 28, 2014 compared to 23% for the nine months ended September 29, 2013, increased 39%, or $75 million, due primarily to the programming expenses of the Local TV/Dreamcatcher stations, higher expenses of $46 million related to new original series (Salem and Manhattan) and changes in syndicated programming at WGN America and Tribune Studios, as well as increases in network fees, partially offset by reductions in sports programming and lower broadcast rights expense for older syndicated programming at the local television stations.

Other direct operating expenses, which represented 22% of revenues for the nine months ended September 28, 2014 compared to 20% for the nine months ended September 29, 2013, increased 83%, or $142 million. The increase was due primarily to the expenses of the Local TV/Dreamcatcher stations and Gracenote.

SG&A expenses, which represented 33% of revenues for the nine months ended September 28, 2014 compared to 25% for the nine months ended September 29, 2013, increased $242 million, due mainly to higher compensation, promotion, outside services, occupancy and other expenses. Compensation expense increased $116 million primarily due to the additional expense attributed to the acquisitions of the Local TV/Dreamcatcher stations and Gracenote and $17 million of stock-based compensation expense. Promotion expense increased 94%, or $43 million, due primarily to higher advertising expenses of $23 million related to the promotion of new programming that airs on WGN America and expense from the Local TV/Dreamcatcher stations. Outside services expense increased $43 million, due mainly to the expenses from the Local TV/Dreamcatcher stations and Gracenote, a $16 million charge for early termination of an outside sales force contract in the Television and Entertainment segment, higher transaction-related fees of $6 million related to various acquisitions in 2014, including Gracenote, and an increase in consulting fees of $5 million, primarily related to a technology application implementation and an increase of $2 million in property management fees due to outsourcing building management of certain owned properties. Occupancy expenses increased 48%, or $12 million, due largely the expenses from the Local TV/Dreamcatcher stations and Gracenote. Other expenses increased $15 million due largely to the expenses from the Local TV/Dreamcatcher stations and Gracenote, an increase in litigation settlements of $4 million and $3 million of impairment charges to write down three real estate properties.

Depreciation expense increased 76%, or $23 million, in the nine months ended September 28, 2014. The increase is due to the depreciation of property and equipment acquired in connection with the Local TV Acquisition at the end of 2013 and Gracenote on January 31, 2014.

Amortization expense increased 100%, or $85 million, in the nine months ended September 28, 2014, of which $116 million related to the amortization of intangible assets recorded in connection with the acquisitions of Local TV and Gracenote, partially offset by the absence of $32 million of amortization expense for certain intangible assets recorded in connection with the adoption of fresh-start reporting which were fully amortized as of December 29, 2013.

Income (Loss) From Discontinued Operations, Net of Taxes—As the Publishing Spin-off occurred on August 4, 2014, the results of discontinued operations for the three and nine months ended September 28, 2014 reflect the operating results for Tribune Publishing for five weeks and thirty weeks, respectively. Loss from discontinued operations, net of taxes totaled $15 million for the three months ended September 28, 2014 as compared to income from discontinued operations, net of taxes of $11 million for the three months ended September 29, 2013. Income from discontinued operations, net of taxes totaled $14 million for the nine months ended September 28, 2014 as compared to $45 million for the nine months ended September 29, 2013. Interest expense allocated to Tribune Publishing totaled $1 million and $3 million for the three months ended September 28, 2014 and September 29, 2013, respectively, and $7 million and $8 million for the nine months ended September 28, 2014 and September 29, 2013, respectively. We also incurred certain costs, including legal and professional fees, to complete the Publishing Spin-off, which totaled $17 million and $4 million for the three months ended September 28, 2014 and September 29, 2013, respectively, and $23 million and $11 million for the nine months ended September 28, 2014 and September 29, 2013, respectively, and are included in income (loss) from discontinued operations, net of taxes. See “—Significant Events—Spin-off Transaction” above for further information.

Television and Entertainment

Operating Revenues and Operating Profit—The table below presents Television and Entertainment operating revenues, operating expenses and operating profit for the three and nine months ended September 28, 2014 and September 29, 2013. Revenues and operating profit of the Local TV/Dreamcatcher stations for the three and nine months ended September 28, 2014 are not separately disclosed and the impacts to the current periods are not quantified below as the Local TV operations were significantly integrated immediately upon consummation of the acquisition and, therefore, it is impracticable to separately identify Local TV financial information (see Note 5 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement).

	Three Months Ended			Nine Months Ended
(in thousands)	September 28, 2014	September 29, 2013	Change	September 28, 2014	September 29, 2013	Change

Operating revenues	$417,169	$248,196	+68%	$1,241,379	$747,854	+66%

Operating expenses	343,040	205,809	+67%	1,050,849	607,892	+73%

Operating profit	$74,129	$42,387	+75%	$190,530	$139,962	+36%

Three Months Ended September 28, 2014 compared to the Three Months Ended September 29, 2013

Television and Entertainment operating revenues increased 68%, or $169 million, in the three months ended September 28, 2014 largely due to the additional revenue from the Local TV/Dreamcatcher stations and an increase in retransmission consent fees, partially offset by declines in other categories, as further described below.

Television and Entertainment operating profit increased 75%, or $32 million, in the three months ended September 28, 2014 primarily due to the additional operating profit of the Local TV/Dreamcatcher stations, which was partially offset by higher operating expenses due to stock-based compensation, increased staffing levels to support expanded operations, and higher production and promotion expense to support new original programming.

Nine Months Ended September 28, 2014 compared to the Nine Months Ended September 29, 2013

Television and Entertainment operating revenues increased 66%, or $494 million, in the nine months ended September 28, 2014 largely due to the additional revenue from the Local TV/Dreamcatcher stations and an increase in retransmission consent fees, partially offset by declines in other categories, as further described below.

Television and Entertainment operating profit increased 36%, or $51 million, in the nine months ended September 28, 2014 due mainly to the additional operating profit of the Local TV/Dreamcatcher stations, partially offset by higher operating expenses due to stock-based compensation, increased staffing levels to support expanded operations, higher production and promotion expense to support new original programming, and a $16 million charge for the early termination of an outside sales force contract in the second quarter of 2014 that will be fully satisfied and paid by our remaining third-party sales force firm.

Operating Revenues—Television and Entertainment operating revenues, by classification, for the three and nine months ended September 28, 2014 and September 29, 2013 were as follows:

	Three Months Ended			Nine Months Ended
(in thousands)	September 28, 2014	September 29, 2013	Change	September 28, 2014	September 29, 2013	Change
Advertising	$321,118	$198,291	+62%	$954,593	$601,911	+59%

Retransmission consent fees	58,109	13,530	*	170,796	34,845	*

Carriage fees	14,023	13,408	+5%	42,742	40,860	+5%

Barter/trade	11,227	7,586	+48%	32,010	22,641	+41%

Copyright royalties	6,071	6,261	-3%	20,057	22,265	-10%

Other	6,621	9,120	-27%	21,181	25,332	-16%

Total operating revenues	$417,169	$248,196	+68%	$1,241,379	$747,854	+66%

*	Represents positive or negative change in excess of 100%

Three Months Ended September 28, 2014 compared to the Three Months Ended September 29, 2013

Advertising Revenues—Advertising revenues increased 62%, or $123 million, in the three months ended September 28, 2014 primarily due to advertising revenues from the Local TV/Dreamcatcher stations, partially offset by declines in several markets including WPIX-New York, WGN-Chicago, WPHL-Philadelphia, KIAH-Houston and KDAF-Dallas. Political advertising revenues, which are a component of total advertising revenues, were $22 million for the three months ended September 28, 2014 compared to $2 million for the three months ended September 29, 2013.

Retransmission Consent Fees—Retransmission consent fees increased $45 million in the three months ended September 28, 2014 primarily due to higher rates included in retransmission consent agreement renewals that became effective in early 2014 as well as the addition of the Local TV/Dreamcatcher stations.

Carriage Fees—Carriage fees, which consist of fees received from cable and satellite operators for the carriage of WGN America and Chicagoland Television, were up 5%, or less than $1 million, in the three months ended September 28, 2014.

Barter/Trade Revenues—Barter/trade revenues increased 48%, or $4 million, in the three months ended September 28, 2014 due primarily to the addition of the Local TV/Dreamcatcher stations.

Copyright Royalties—Copyright royalties decreased 3%, or less than $1 million, in the three months ended September 28, 2014.

Other Revenues—Other revenues are primarily derived from profit sharing and revenue on syndicated content. Prior to the acquisition of Local TV, other revenues also included net revenues from local marketing agreements under which Local TV operated both the Tribune and Local TV stations in Denver and St. Louis. These agreements were cancelled upon consummation of the acquisition as we became the owner of the

FOX affiliate stations previously owned by Local TV in those markets. Revenue from these local marketing agreements was $5 million in the three months ended September 29, 2013. The decrease in revenue from local marketing agreements was partially offset by the addition of the Local TV/Dreamcatcher stations.

Nine Months Ended September 28, 2014 compared to the Nine Months Ended September 29, 2013

Advertising Revenues—Advertising revenues increased 59%, or $353 million, in the nine months ended September 28, 2014 primarily due to advertising revenues from the Local TV/Dreamcatcher stations, partially offset by declines in several markets including WPIX-New York, WPHL-Philadelphia, KIAH-Houston, WGN-Chicago and KDAF-Dallas. Political advertising revenues, which are a component of total advertising revenues, were $35 million for the nine months ended September 28, 2014 compared to $5 million for the nine months ended September 29, 2013.

Retransmission Consent Fees—Retransmission consent fees increased $136 million in the nine months ended September 28, 2014 primarily due to higher rates included in retransmission consent agreement renewals that became effective in early 2014 and during the second quarter of 2013 as well as the addition of the Local TV/Dreamcatcher stations.

Carriage Fees—Carriage fees were up 5%, or $2 million, in the nine months ended September 28, 2014 due mainly to higher rates for the distribution of WGN America.

Barter/Trade Revenues—Barter/trade revenues increased 41%, or $9 million, in the nine months ended September 28, 2014 due primarily to the addition of the Local TV/Dreamcatcher stations.

Copyright Royalties—Copyright royalties decreased 10%, or $2 million, in the nine months ended September 28, 2014. In the first quarter of 2013, we received $3 million of additional royalties in excess of accruals primarily related to WGN-TV, Chicago copyrighted programming that aired on WGN America in prior years and was distributed on national cable, satellite, and other similar distribution methods.

Other Revenues—Other revenues are primarily derived from profit sharing and revenue on syndicated content. Prior to the acquisition of Local TV, other revenues also included net revenues from local marketing agreements under which Local TV operated both the Tribune and Local TV stations in Denver and St. Louis. These agreements were cancelled upon consummation of the acquisition as Tribune became the owner of the FOX affiliate stations previously owned by Local TV in those markets. Revenue from these local marketing agreements was $13 million in the nine months ended September 29, 2013. The decrease in revenue from local marketing agreements was offset by increased profit sharing revenues earned from Antenna TV and THIS TV and syndication revenue from The Arsenio Hall Show and The Test as well as the addition of the Local TV/Dreamcatcher stations.

Operating Expenses—Television and Entertainment operating expenses for three and nine months ended September 28, 2014 and September 29, 2013 were as follows:

	Three Months Ended			Nine Months Ended
(in thousands)	September 28, 2014	September 29, 2013	Change	September 28, 2014	September 29, 2013	Change
Compensation	$123,676	$67,376	+84%	$370,274	$203,477	+82%

Programming	93,912	67,390	+39%	269,535	194,303	+39%

Depreciation	12,693	7,797	+63%	38,205	21,725	+76%

Amortization	42,010	26,103	+61%	154,837	78,121	+98%

Other	70,749	37,143	+90%	217,998	110,266	+98%

Total operating expenses	$343,040	$205,809	+67%	$1,050,849	$607,892	+73%

Three Months Ended September 28, 2014 compared to the Three Months Ended September 29, 2013

Television and Entertainment operating expenses were up 67%, or $137 million, in the three months ended September 28, 2014 compared to the prior year period largely due to the expenses of the Local TV/Dreamcatcher stations acquired at the end of 2013 and increases in compensation, programming and other expenses, as further described below.

Compensation Expense—Compensation expense, which is included in both direct operating expenses and SG&A expense, increased 84%, or $56 million, in the three months ended September 28, 2014. Direct pay and benefits increased $48 million due mainly to the addition of the Local TV/Dreamcatcher stations as well as increased staffing levels at the Television and Entertainment group level, WGN America, Tribune Studios, which was launched in early 2013, WGN Radio, which launched a new station in the first quarter of 2014, and WPIX-New York due to enhanced news coverage. In addition, incentive pay increased by $8 million, including an increase of $1 million of stock-based compensation expense and higher sales commissions due primarily to addition of the Local TV/Dreamcatcher stations.

Programming Expense—Programming expense increased 39%, or $27 million, in the three months ended September 28, 2014 due primarily to added programming expenses from the Local TV/Dreamcatcher stations, $19 million of higher expenses related to new original series (Salem and Manhattan) and changes in syndicated programming at WGN America and Tribune Studios, as well as increases in network fees, partially offset by reductions in sports programming and lower broadcast rights expense for older syndicated programming at the local television stations.

Depreciation and Amortization Expense—Depreciation expense increased 63%, or $5 million, in the three months ended September 28, 2014 due to depreciation expense on property and equipment recorded in connection with the Local TV Acquisition. Amortization expense increased 61%, or $16 million, in the three months ended September 28, 2014. Approximately $27 million of the change was driven by the increase in amortization of intangible assets recorded in connection with the Local TV Acquisition, partially offset by the absence of $11 million of amortization expense for certain intangible assets recorded in connection with the adoption of fresh-start reporting which were fully amortized as of December 29, 2013.

Other Expenses—Other expenses include sales and marketing, occupancy, outside services and other miscellaneous expenses, which are included in direct operating expenses or SG&A expense, as applicable. Other expenses increased 90%, or $34 million, in the three months ended September 28, 2014. The increase was due primarily to higher advertising expenses of $9 million related to the promotion of new programming that airs on WGN America as well as the expenses from the Local TV/Dreamcatcher stations.

Nine Months Ended September 28, 2014 compared to the Nine Months Ended September 29, 2013

Television and Entertainment operating expenses were up 73%, or $443 million, in the nine months ended September 28, 2014 compared to the prior year period largely due to the expenses of the Local TV/Dreamcatcher stations acquired at the end of 2013 and increases in compensation, programming and other expenses, as further described below.

Compensation Expense—Compensation expense, which is included in both direct operating expenses and SG&A expense, increased 82%, or $167 million, in the nine months ended September 28, 2014. Direct pay and benefits increased $142 million due mainly to the addition of the Local TV/Dreamcatcher stations as well as increased staffing levels at the Television and Entertainment group level, WGN America, Tribune Studios, which was launched in early 2013, WGN Radio, which launched a new station in the first quarter of 2014, and WPIX-New York due to enhanced news coverage. Incentive pay increased $25 million, including an increase of $6 million of stock-based compensation expense and higher sales commissions due primarily to the addition of the Local TV/Dreamcatcher stations.

Programming Expense—Programming expense increased 39%, or $75 million, in the nine months ended September 28, 2014 due primarily to the programming expenses of the Local TV/Dreamcatcher stations, higher expenses of $46 million related to new original series (Salem and Manhattan) and changes in syndicated programming at WGN America and Tribune Studios, as well as increases in network fees, partially offset by reductions in sports programming and lower broadcast rights expense for older syndicated programming at the local television stations.

Depreciation and Amortization Expense—Depreciation expense increased 76%, or $16 million, in the nine months ended September 28, 2014 due to depreciation expense on property and equipment recorded in connection with the Local TV Acquisition. Amortization expense increased 98%, or $77 million, in the nine months ended September 28, 2014. Approximately $109 million of the change was driven by the increase in amortization of intangible assets recorded in connection with the Local TV Acquisition, partially offset by the absence of $32 million of amortization expense for certain intangible assets recorded in connection with the adoption of fresh-start reporting which were fully amortized as of December 29, 2013.

Other Expenses—Other expenses include sales and marketing, occupancy, outside services and other miscellaneous expenses, which are included in direct operating expenses or SG&A expense, as applicable. Other expenses increased 98%, or $108 million, in the nine months ended September 28, 2014. The increase was due primarily to the expenses of the Local TV/Dreamcatcher stations, higher advertising expenses of $23 million related to the promotion of new original programming that airs on WGN America and a $16 million charge for the early termination of an outside sales force contract.

Digital and Data

Operating Revenues and Operating Profit (Loss)—The table below presents Digital and Data operating revenues, operating expenses and operating profit (loss) for the three and nine months ended September 28, 2014 and September 29, 2013. The largest drivers of change to the results of operations for the Digital and Data segment in 2014 compared to 2013 were the acquisition of Gracenote on January 31, 2014 and the third quarter 2014 acquisitions of What’s-ON on July 4, 2014 and Baseline on August 29, 2014.

	Three Months Ended			Nine Months Ended
(in thousands)	September 28, 2014	September 29, 2013	Change	September 28, 2014	September 29, 2013	Change
Operating revenues	$44,559	$18,903	*	$112,803	$59,912	+88%

Operating expenses	44,790	14,564	*	123,320	47,600	*

Operating profit (loss)	$(231)	$4,339	*	$(10,517)	$12,312	*

*	Represents positive or negative change in excess of 100%

Three Months Ended September 28, 2014 compared to the Three Months Ended September 29, 2013

Digital and Data operating revenues increased $26 million in the three months ended September 28, 2014 largely due to additional revenue from Gracenote. In accordance with business combination principles under ASC Topic 805, we were required to write down to fair value certain deferred revenue liability balances related to software license customer contracts assumed in the Gracenote acquisition. The revenue for these contracts is deferred and typically recognized over a period ranging from 12 to 24 months, depending on the specific contract terms. At the acquisition date, the carrying value of the acquired deferred revenue liability was reduced by $10 million. The impact of this fair value adjustment was a reduction to reported revenues and operating profit from Gracenote of $2 million for the third quarter of 2014.

Digital and Data operating profit decreased $5 million, for the three months ended September 28, 2014 from a profit of $4 million in the third quarter of 2013 to a loss of less than $1 million in the third quarter of 2014.

Operating expenses in 2014 included higher amortization of intangible assets driven by the increase in intangible assets recorded at fair value in connection with the acquisitions as well as severance and shut down costs associated with discontinuing a mobile/web application and the closure of our Palo Alto, California office in the third quarter of 2014.

Nine Months Ended September 28, 2014 compared to the Nine Months Ended September 29, 2013

Digital and Data operating revenues increased 88%, or $53 million, in the nine months ended September 28, 2014 largely due to the additional revenue from Gracenote. The impact of the deferred revenue fair value adjustment was a reduction to reported revenues and operating profit from Gracenote of $7 million for the nine months ended September 28, 2014.

Digital and Data operating profit decreased $23 million from a profit of $12 million in the nine months ended September 29, 2013 to a loss of $11 million in the nine months ended September 28, 2014. As noted above, operating expenses included higher amortization of intangible assets due to the acquisitions, severance and shut down costs.

Operating Revenues—Video revenue is derived principally from the sale of entertainment data to cable and satellite systems, digital services, and consumer electronics manufacturers which is used to populate the entertainment guides that they provide to consumers. Music revenue is derived principally from licensing metadata and technologies in the business-to-business segment on either a flat fee or on a use-based royalty basis. Entertainment websites and other revenue includes digital advertising sales on our consumer-facing entertainment website, affiliate fees for a white-label version of the website, and, prior to April 2013, sales of print television guides to cable systems.

Digital and Data operating revenues, by classification, for the three and nine months ended September 28, 2014 and September 29, 2013 were as follows:

	Three Months Ended			Nine Months Ended
(in thousands)	September 28, 2014	September 29, 2013	Change	September 28, 2014	September 29, 2013	Change
Video	$23,192	$17,211	+35%	$65,450	$50,950	+28%

Music	20,408	—	*	43,343	—	*

Entertainment websites and other	959	1,692	-43%	4,010	8,962	-55%

Total operating revenues	$44,559	$18,903	*	$112,803	$59,912	+88%

*	Represents positive or negative change in excess of 100%

Three Months Ended September 28, 2014 compared to the Three Months Ended September 29, 2013

Video Revenues—Video revenues increased 35%, or $6 million, due largely to the additional revenue from Gracenote and What’s-ON, which was acquired in the third quarter of 2014.

Music Revenues—Music revenues were $20 million and were derived entirely from Gracenote, which was acquired at the beginning of 2014.

Entertainment Websites and Other—Entertainment websites and other revenues decreased 43%, or less than $1 million, due primarily to a decline in Zap2it advertising revenue resulting from reduced traffic to the website.

Nine Months Ended September 28, 2014 compared to the Nine Months Ended September 29, 2013

Video Revenues—Video revenues increased 28%, or $15 million, due largely to the additional revenue from Gracenote and What’s-ON, increased sales from online video products and higher revenue from digital customers.

Music Revenues—Music revenues totaled $43 million in the nine months ended September 28, 2014 and were attributable entirely to Gracenote’s operations.

Entertainment Websites and Other—Entertainment websites and other revenues decreased 55%, or $5 million, due primarily to a decline in Zap2it advertising revenue resulting from reduced traffic to the website and a decline in other revenues due to the sale of the print television guide business in April 2013.

Operating Expenses—Digital and Data operating expenses for the three and nine months ended September 28, 2014 and September 29, 2013 were as follows:

	Three Months Ended			Nine Months Ended
(in thousands)	September 28, 2014	September 29, 2013	Change	September 28, 2014	September 29, 2013	Change
Compensation	$24,575	$8,489	*	$68,145	$26,578	*
Outside services	3,076	1,205	*	10,801	5,463	+98%
Depreciation	2,035	665	*	5,757	1,861	*
Amortization	5,943	2,292	*	14,808	6,875	*
Other	9,161	1,913	*	23,809	6,823	*

Total operating expenses	$44,790	$14,564	*	$123,320	$47,600	*

*	Represents positive or negative change in excess of 100%

Three Months Ended September 28, 2014 compared to the Three Months Ended September 29, 2013

Digital and Data operating expenses increased $30 million in the three months ended September 28, 2014. The increase was due primarily to the addition of the expenses of Gracenote and increases in compensation, outside services and other expenses, as further described below.

Compensation Expense—Compensation expense, which is included in both direct operating expenses and SG&A expense, increased $16 million due primarily to an increase in direct pay and benefits from acquisitions and higher severance costs.

Outside Services—Outside services expenses, which is included in both direct operating expenses and SG&A expense, increased $2 million due largely to the additional expenses from Gracenote.

Depreciation and Amortization Expense—Depreciation and amortization expense increased $5 million primarily due to higher depreciation and amortization expense as a result of the acquisitions of Gracenote, What’s-ON and Baseline.

Other Expenses—Other expenses includes sales and marketing, occupancy, repairs and maintenance and other miscellaneous expenses, which are included in direct operating expenses or SG&A expense, as applicable. Other expenses increased $7 million due primarily to added expenses from Gracenote and a $1 million increase in occupancy expenses mainly due to a lease termination charge for our Palo Alto office.

Nine Months Ended September 28, 2014 compared to the Nine Months Ended September 29, 2013

Digital and Data operating expenses increased $76 million in the nine months ended September 28, 2014. The increase was due primarily to the expenses of Gracenote and other increases in compensation, outside services and other expenses, as further described below.

Compensation Expense—Compensation expense, which is included in both direct operating expenses and SG&A expense, increased $42 million due primarily to direct pay and benefits from acquisitions and higher severance costs.

Outside Services—Outside services expenses, which is included on both direct operating expenses and SG&A expense, increased $5 million, due largely to the additional expenses from Gracenote.

Depreciation and Amortization Expense—Depreciation and amortization expense increased $12 million in the nine months ended September 28, 2014 primarily due to depreciation and amortization expense on certain assets recorded in connection with the acquisitions of Gracenote, What’s-ON and Baseline.

Other Expenses—Other expenses increased $17 million due primarily to the expenses of Gracenote and a $1 million increase in occupancy expenses mainly due to a lease termination charge for our Palo Alto office.

Corporate and Other

As further described in “—Significant Events—Spin-off Transaction,” in 2013, Tribune Publishing entered into intercompany lease agreements with our real estate holding companies to lease back certain land and buildings that had been transferred on December 21, 2012. The real estate holding companies were not included in the Publishing Spin-off. Subsequent to the Publishing Spin-off, we reclassified the historical intercompany rental revenues related to these leases totaling $4 million and $10 million for the three months ended September 28, 2014 and September 29, 2013, respectively, as well as $24 million and $29 million for the nine months ended September 28, 2014 and September 29, 2013, respectively, into other revenues as an increase to income from continuing operations in our unaudited condensed consolidated statements of operations due to the continuing lease arrangements between us and Tribune Publishing following the Publishing Spin-off. Similarly, the historical intercompany rental costs incurred by Tribune Publishing for the three and nine months ended September 28, 2014 and September 29, 2013, respectively, under these leases have been reclassified as a reduction of income (loss) from discontinued operations, net in our unaudited condensed consolidated statements of operations. There was no impact to our consolidated net income for any periods prior to the Publishing Spin-off as a result of these reclassifications. Subsequent to the Publishing Spin-off, all rental revenues earned by us under these leases with Tribune Publishing are reflected as other revenues in our consolidated statements of operations.

Corporate and Other operating results for the three and nine months ended September 28, 2014 and September 29, 2013 were as follows:

	Three Months Ended			Nine Months Ended
(in thousands)	September 28, 2014	September 29, 2013	Change	September 28, 2014	September 29, 2013	Change
Real estate revenues	$13,130	$13,509	-3%	$41,757	$39,913	+5%

Operating Expenses
Real estate	9,685	7,012	+38%	26,894	20,226	+33%
Corporate	29,739	16,098	+85%	80,245	42,373	+89%
Pension credit	(7,681)	(8,674)	-11%	(23,107)	(26,021)	-11%

Total operating expenses	$31,743	$14,436	*	$84,032	$36,578	*

*	Represents positive or negative change in excess of 100%

Three Months Ended September 28, 2014 compared to the Three Months Ended September 29, 2013

Real Estate Revenues—Real estate revenues decreased 3%, or less than $1 million, in the three months ended September 28, 2014.

Real Estate Expenses—Real estate expenses increased 38%, or $3 million, in the three months ended September 28, 2014 due to a $1 million impairment charge to write down two production facilities, including an idle production facility being marketed for sale, and an increase of $1 million in property management fees due to outsourcing building management of certain owned properties. Real estate expenses include depreciation expense of $2 million in each of the three months ended September 28, 2014 and September 29, 2013.

Corporate Expenses—Corporate expenses increased 85%, or $14 million, in the three months ended September 28, 2014. The increase in the third quarter of 2014 was due mainly to higher compensation of $6 million, including $2 million of stock-based compensation expense, higher operating expenses, including technology costs associated with the separation of Tribune Publishing systems in connection with the Publishing Spin-off, consulting fees primarily related to a technology application implementation, and an increase in transaction-related fees of $3 million primarily related to the acquisitions of What’s-ON and Baseline. Transaction-related fees were $4 million in the third quarter of 2014 compared to $1 million in the third quarter of 2013. Corporate expenses include depreciation expense of $0.9 million and $0.1 million in the three months ended September 28, 2014 and September 29, 2013, respectively.

Pension Credit—The pension credit reflects the net credit associated with our company-sponsored defined benefit pension plans. The pension credit decreased 11%, or $1 million, in the three months ended September 28, 2014.

Nine Months Ended September 28, 2014 compared to the Nine Months Ended September 29, 2013

Real Estate Revenues—Real estate revenues increased 5%, or $2 million, in the nine months ended September 28, 2014 due to increases at several properties, including increased revenues due to the commencement of additional leases with Tribune Publishing for two facilities in Hartford, Connecticut in November 2013.

Real Estate Expenses—Real estate expenses increased 33%, or $7 million, in the nine months ended September 28, 2014 due mainly to an increase of $2 million of property management fees due to outsourcing building management of certain owned properties, an increase of $1 million due to higher property development costs and the $1 million impairment charge to write down the two properties and higher depreciation expense of $1 million. Real estate expenses include depreciation expense of $7 million and $6 million in the nine months ended September 28, 2014 and September 29, 2013, respectively.

Corporate Expenses—Corporate expenses increased 89%, or $38 million, in the nine months ended September 28, 2014. The increase in the nine months ended September 28, 2014 was due mainly to higher compensation of $19 million, including $10 million of stock-based compensation expense, higher operating expenses, including technology costs associated with the separation of Tribune Publishing systems in connection with the Publishing Spin-off, consulting fees primarily related to a technology application implementation, and an increase in transaction-related fees of $6 million primarily related to the acquisitions of Gracenote, What’s-ON and Baseline. Transaction-related fees were $11 million in the nine months ended September 28, 2014 compared to $5 million in the nine months ended September 29, 2013. Corporate expenses include depreciation expense of $1 million and $0.3 million in the nine months ended September 28, 2014 and September 29, 2013, respectively.

Pension Credit—The pension credit decreased 11%, or $3 million, in the nine months ended September 28, 2014.

Income on Equity Investments, Net

Income on equity investments, net for the three and nine months ended September 28, 2014 and September 29, 2013 was as follows:

	Three Months Ended			Nine Months Ended
(in thousands)	September 28, 2014	September 29, 2013	Change	September 28, 2014	September 29, 2013	Change
Income from equity investments, net, before amortization of basis difference	$54,933	$56,471	-3%	$326,549	$159,750	*
Amortization of basis difference (1)	(14,374)	(24,572)	-42%	(128,774)	(73,715)	+75%

Income on equity investments, net	$40,559	$31,899	+27%	$197,775	$86,035	*

*	Represents positive or negative change in excess of 100%
(1)	Amortization of basis difference for the nine months ended September 28, 2014 includes $85 million related to the sale by Classified Ventures, LLC of its Apartments.com business.

Income on equity investments, net increased 27%, or $9 million, in the three months ended September 28, 2014. The increase was due primarily to lower amortization in 2014 of the fresh-start reporting adjustments recorded as of December 31, 2012 to increase equity investments to their estimated fair value as of the Effective Date.

Income on equity investments, net was $198 million in the nine months ended September 28, 2014 compared to $86 million in the nine months ended September 29, 2013. The increase was due primarily to higher equity income from CV due to a gain on the sale of its Apartments.com business which was sold to Costar Group, Inc. on April 1, 2014 for $585 million in cash. Our share of the proceeds from the transaction was approximately $160 million before taxes, which was distributed at closing. In connection with the sale, we recorded equity income of $72 million, net of amortization of basis difference of $85 million related to intangible assets of the Apartments.com business. Excluding the amortization of basis difference related to Apartments.com, the amortization decreased $29 million in the nine months ended September 28, 2014. Income on equity investments net, in the nine months ended September 29, 2013 also included an estimate for our share of an expected income tax settlement for Television Food Network, G.P. The income tax matter was favorably settled in the fourth quarter of 2013.

As discussed in Note 4 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement, the fresh-start reporting adjustments increased the total carrying value of equity investments by $1.615 billion, of which $1.108 billion is attributable to our share of theoretical increases in the carrying values of the investees’ amortizable intangible assets had the fair values of the investments been allocated to the identifiable intangible assets of the investees in accordance with ASC Topic 805. The remaining $507 million of the increase was attributable to goodwill and other identifiable intangible assets subject to amortization, including trade names. We amortize the differences between the fair values and the investees’ carrying values of these identifiable intangible assets subject to amortization and record the amortization (the “amortization of basis difference”) as a reduction of income on equity investments, net in our unaudited condensed consolidated statements of operations. In the three months ended September 28, 2014 and September 29, 2013, the amortization reduced income on equity investments, net by $14 million and $25 million, respectively, and in the nine months ended September 28, 2014 and September 29, 2013 reduced income on equity investments, net by $129 million and $74 million, respectively. Excluding the $85 million related to the sale of Apartments.com by CV, the amortization of basis difference decreased by $10 million and $29 million in the three and nine months ended September 28, 2014, respectively, due primarily to certain theoretical amortizable intangible assets becoming fully amortized as of the end of fiscal 2013.

Cash distributions from our equity method investments were as follows:

	Three Months Ended			Nine Months Ended
(in thousands)	September 28, 2014	September 29, 2013	Change	September 28, 2014	September 29, 2013	Change
Cash distributions from equity investments	$17,690	$16,203	+9%	$333,022	$140,276	*

*	Represents positive or negative change in excess of 100%

Cash distributions from our equity method investments total $18 million and $16 million in the three months ended September 28, 2014 and September 29, 2013, respectively, and totaled $333 million and $140 million in the nine months ended September 28, 2014 and September 29, 2013, respectively. Cash distributions in the nine months ended September 28, 2014 included $160 million from CV related to the sale of its Apartments.com business as described above.

On August 5, 2014, we announced the entry into a definitive agreement to sell our 27.8% equity interest in CV to Gannett. The transaction closed on October 1, 2014. See “—Significant Events—Sale of Equity Interest in Classified Ventures” for further information.

Interest Income, Interest Expense and Income Tax Expense

Interest income, interest expense and income tax expense for the three and nine months ended September 28, 2014 and September 29, 2013 were as follows:

	Three Months Ended			Nine Months Ended
(in thousands)	September 28, 2014	September 29, 2013	Change	September 28, 2014	September 29, 2013	Change
Interest income	$363	$100	*	$681	$295	*

Interest expense	$39,150	$9,558	*	$118,815	$28,529	*

Income tax expense	$2,647	$27,325	-90%	$62,601	$70,516	-11%

*	Represents positive or negative change in excess of 100%

Interest Expense—Interest expense from continuing operations was $39 million and $119 million in the three and nine months ended September 28, 2014, respectively, and $10 million and $29 million in the three and nine months ended September 29, 2013, respectively. The increase was due to our borrowing under the Secured Credit Facility, as discussed under “—Significant Events—Financing Activities.” Interest expense for the three months ended September 28, 2014 and September 29, 2013 included amortized debt issue costs of $3 million and $1 million, respectively, and amortization of original issue discounts of $0.3 million and $0.4 million, respectively. Interest expense for the nine months ended September 28, 2014 and September 29, 2013 includes amortized debt issue costs of $9 million and $2 million, respectively, and amortization of original issue discounts of $1 million in each period.

Income Tax Expense—On the Effective Date and in accordance with and subject to the terms of the Plan, (i) the ESOP was deemed terminated in accordance with its terms, (ii) all of the Predecessor’s $0.01 par value common stock held by the ESOP was cancelled and (iii) new shares of Reorganized Tribune Company were issued to shareholders who did not meet the necessary criteria to qualify as a subchapter S corporation shareholder. As a result, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the IRC. As a C corporation, we are subject to income taxes at a higher effective tax rate. Accordingly, essentially all of our net deferred income tax liabilities were reinstated at a higher effective tax rate as of December 31, 2012. The net tax expense relating to this conversion and other reorganization adjustments totaled $195 million, which was reported as an increase in income tax expense in the Predecessor’s unaudited condensed consolidated statement of operations for December 31, 2012, of which $14 million is included in income (loss) from discontinued operations, net of taxes.

In the three and nine months ended September 28, 2014, we recorded income tax expense related to continuing operations of $3 million and $63 million, respectively. The effective tax rate on pretax income from continuing operations was 4.8% and 29.7% in the three and nine months ended September 28, 2014, respectively. These rates differ from the U.S. federal statutory rate of 35% due to state income taxes (net of federal benefit), non-deductible expenses, certain transaction costs not fully deductible for tax purposes and the domestic production activities deduction. In addition, the three and nine months ended September 28, 2014 had favorable adjustments totaling $4 million related to the resolution of certain federal income tax matters, an $11 million one-time benefit due to the decrease in our net deferred tax liabilities as a result of the Publishing Spin-off and less than $1 million of other adjustments. Excluding the $15 million of favorable adjustments, the effective tax rate on pretax income in the three and nine months ended September 28, 2014 was 32.9% and 37.0%, respectively.

In the three and nine months ended September 29, 2013, we recorded income tax expense related to continuing operations of $27 million and $71 million, respectively. The effective tax rate on pretax income from continuing operations was 41.0% and 35.2% for the three and nine months ended September 29, 2013, respectively. These rates differ from the U.S. federal statutory rate of 35% primarily due to state income taxes (net of federal benefit), certain reorganization items not deductible for tax purposes and favorable income tax adjustments of less than $1 million in the three months ended September 29, 2013 and $12 million in the nine months ended September 29, 2013 related to the resolution of certain federal income tax matters. Excluding the favorable adjustments, the effective tax rate on pretax income was 41.1% in both the three and nine months ended September 29, 2013.

Although management believes its estimates and judgments are reasonable, the resolutions of our income tax issues are unpredictable and could result in income tax liabilities that are significantly higher or lower than that which has been provided by us.

For the Three Years in the Period Ended December 29, 2013

As described under “—Significant Events—Fresh-Start Reporting,” we adopted fresh-start reporting on the Effective Date and, therefore, became a new entity for financial reporting purposes. The adoption of fresh-start reporting has had and will continue to have a significant non-cash impact on our results of operations subsequent to the Effective Date. Our consolidated financial statements as of and for all periods prior to the Effective Date have not been adjusted to reflect any changes in our capital structure as a result of implementing the Plan, nor have they been adjusted to reflect any changes to the net carrying values of assets and liabilities as a result of the adoption of fresh-start reporting. Accordingly, our consolidated financial statements for periods subsequent to the Effective Date may not be comparable in all cases to prior periods. See Note 2 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information pertaining to the adoption of fresh-start reporting.

As described under “—Significant Events—Spin-Off Transaction,” on August 4, 2014, we completed the Publishing Spin-off. As a result, the historical results of operations for Tribune Publishing are reported in discontinued operations for all periods presented. The following discussion of our annual results for fiscal years 2013, 2012 and 2011 only relates to our continuing operations, unless otherwise noted. In addition, we realigned and renamed our reportable segments following the Publishing Spin-off, as described above. Our results for the three years in the period ended December 29, 2013 have been reclassified to align with the new presentation of reportable segments.

Our fiscal year ends on the last Sunday in December. Fiscal years 2013 and 2011 each comprised a 52-week period. Our 2012 fiscal year ended on December 30, 2012 and comprised a 53-week period. The additional week increased consolidated operating revenues, operating expenses and operating profit by approximately 1.5%, 1% and 3%, respectively, in 2012, without giving effect to the reclassification of discontinued operations. Refer below for the description of the impact of an additional week on the results of operations for each of our reportable segments.

Consolidated

Our consolidated operating results for 2013, 2012 and 2011 are shown in the table below.

	Successor	Predecessor		Change
(in thousands)	2013	2012	2011	13-12	12-11
Operating revenues	$1,147,240	$1,232,847	$1,187,940	-7%	+4%

Operating profit	$199,040	$250,903	$254,382	-21%	-1%

Income on equity investments, net	$145,241	$198,690	$187,473	-27%	+6%

Income from continuing operations	$162,942	$283,635	$336,778	-43%	-16%

Income from discontinued operations, net of taxes	$78,613	$138,853	$111,089	-43%	+25%

Net income	$241,555	$422,488	$447,867	-43%	-6%

Operating Revenues and Profit (Loss)—Consolidated operating revenues and operating profit (loss) by business segment were as follows:

	Successor	Predecessor		Change
(in thousands)	2013	2012	2011	13-12	12-11
Operating revenues
Television and Entertainment	$1,014,424	$1,141,701	$1,102,315	-11%	+4%
Digital and Data	79,217	84,512	80,096	-6%	+6%
Corporate and Other	53,599	6,634	5,529	*	+20%

Total operating revenues	$1,147,240	$1,232,847	$1,187,940	-7%	+4%

Operating profit (loss)
Television and Entertainment	$195,940	$366,472	$332,268	-47%	+10%
Digital and Data	16,497	24,365	21,655	-32%	+13%
Corporate and Other	(13,397)	(139,934)	(99,541)	-90%	+41%

Total operating profit	$199,040	$250,903	$254,382	-21%	-1%

*	Represents positive or negative change in excess of 100%

2013 compared to 2012

Consolidated operating revenues decreased 7%, or $86 million, in 2013 primarily due to a decline in Television and Entertainment operating revenues, partially offset by an increase in real estate revenues in the Corporate and Other segment. Consolidated operating profit decreased 21%, or $52 million, in 2013 due to the decline in revenues, partially offset by lower operating expenses.

Television and Entertainment operating profit decreased 47%, or $171 million, in 2013 due mainly to an increase in amortization expense of $95 million primarily as a result of adopting fresh-start reporting and a decrease in advertising revenues of $64 million. Television and Entertainment operating profit in 2013 reflected a credit of less than $1 million of pension expense compared to an expense of $8 million in 2012.

Digital and Data operating profit decreased 32%, or $8 million, in 2013 due mainly to an increase in amortization expense of $8 million primarily as a result of adopting fresh-start reporting. The decline in revenues due to the sale of our print television guide business in April 2013 was largely offset by higher revenues and lower expenses.

Corporate and Other operating loss decreased 90%, or $127 million, in 2013 due primarily to a decrease in pension expense of $129 million from an expense of $94 million in 2012 to a credit of $35 million in 2013 primarily as a result of adopting fresh-start reporting. Corporate and Other includes pension expense and credits previously allocated to the publishing segment. We retained all liabilities associated with our company-sponsored defined benefit pension plans. Additionally, higher real estate operating profit due to leases with Tribune Publishing in 2013 was largely offset by higher legal and professional advisory fees primarily related to transactions, including the Local TV Acquisition. See below for further discussion.

2012 compared to 2011

Consolidated operating revenues increased 4%, or $45 million, in 2012 primarily due to higher Television and Entertainment operating revenues. Consolidated operating profit decreased 1%, or $3 million, in 2012 primarily due to an increase in Corporate and Other expenses, partially offset by higher Television and Entertainment operating profit.

Television and Entertainment operating profit increased 10%, or $34 million, in 2012 due primarily to higher copyright royalty revenues. As noted above, Television and Entertainment operating profit in 2012 was reduced by $8 million of pension expense. In 2011, Television and Entertainment operating profit was reduced by $5 million of pension expense.

Digital and Data operating profit increased 13%, or $3 million, due primarily to higher revenues from our video products and services.

Corporate and Other operating loss increased 41%, or $40 million, in 2012 due primarily to higher pension expense which increased to $94 million in 2012. Corporate and Other expenses in 2011 included $56 million of pension expense.

Operating Expenses—Consolidated operating expenses were as follows:

	Successor	Predecessor		Change
(in thousands)	2013	2012	2011	13-12	12-11
Programming	$254,225	$300,870	$302,008	-16%	—
Direct operating expenses	225,924	238,230	229,335	-5%	+4%
Selling, general and administrative	312,147	387,931	351,726	-20%	+10%
Depreciation	41,187	42,988	38,673	-4%	+11%
Amortization	114,717	11,925	11,816	*	+1%

Total operating expenses	$948,200	$981,944	$933,558	-3%	+5

*	Represents positive or negative change in excess of 100%

2013 compared to 2012

Programming expenses decreased 16%, or $47 million, in 2013. The decrease was primarily due to the revaluation of broadcast rights contracts in connection with the adoption of fresh-start reporting, a decline from a reduction in the estimated values of barter programming and lower amortization related to aging syndicated programs, partially offset by an increase in FOX network programming fees as a result of a new agreement entered into in July 2012.

Direct operating expenses decreased 5%, or $12 million, in 2013 due primarily to lower compensation and outside services expenses. Compensation expense decreased 4%, or $8 million, principally due to a decrease in pension expense of $5 million in the Television and Entertainment segment primarily as result of adopting fresh-start reporting and lower direct pay and benefits of $3 million from reduced staffing levels. Outside printing expense decreased 73%, or $3 million, mainly due to the sale of our print television guide business in April 2013. In 2013, outside printing costs related to the print television guides was $1 million compared to $4 million in 2012.

SG&A expenses decreased 20%, or $76 million, in 2013 primarily due to lower compensation expense, partially offset by higher outside services expense. Compensation expense decreased 48%, or $120 million, due primarily to a $132 million decrease in pension expense as a result of adopting fresh-start reporting on the Effective Date, partially offset by higher direct pay and benefits of $12 million driven by a $5 million increase in stock-based compensation expense as well as increased staffing levels at Corporate and Other. Outside services expense was $57 million in 2013 compared to $26 million in 2012. The increase was due mainly to higher corporate professional advisory fees of $26 million, including fees incurred in connection with the Local TV Acquisition.

On a combined basis, depreciation and amortization expense was $156 million in 2013 compared to $55 million in 2012. The increase was primarily a result of the adoption of fresh-start reporting, which increased the recorded values of amortizable intangible assets and lowered the value of depreciable properties. In 2013, depreciation expense fell $2 million and amortization expense increased $103 million.

2012 compared to 2011

Programming expenses decreased less than 1%, or $1 million, in 2012 due to lower amortization of broadcast rights of $8 million, largely offset by higher outside production expense for a new daytime television program launched in late 2011.

Direct operating expenses increased 4%, or $9 million, in 2012 due primarily to an increase in compensation expense, partially offset by a reduction in outside printing expense. Compensation expense increased 4%, or $8 million, due principally to an increase in direct pay and benefits primarily in the Television and Entertainment segment. Outside printing expense decreased 55%, or $5 million, due largely to lower production costs associated with the decline in print guide circulation.

SG&A expenses increased 10%, or $36 million, in 2012 due primarily to an increase in compensation expense. Compensation expense increased 18%, or $37 million, primarily due to higher pension expense of $39 million resulting from higher amortization of previously unrecognized actuarial losses and a decrease in the expected return on pension assets.

On a combined basis, depreciation and amortization expense increased 9%, or $4 million, from $50 million in 2011 to $55 million in 2012 due mainly to higher levels of depreciable properties and amortizable intangible assets in 2012.

Income (Loss) From Discontinued Operations, Net of Taxes—Income from discontinued operations, net of taxes totaled $79 million, $139 million, and $111 million in 2013, 2012, and 2011, respectively. Interest expense allocated to Tribune Publishing totaled $11 million for the year ended December 29, 2013. Interest expense included in discontinued operations for the years ended December 30, 2012 and December 25, 2011 relates to capital leases held by Tribune Publishing and does not include any allocated interest expense related to our debt facilities while in bankruptcy. The results of discontinued operations for the year ended December 29, 2013 also include $15 million of transaction costs, including legal and professional fees, incurred by the Company to complete the Publishing Spin-off. No such costs were incurred on December 31, 2012 and in the years ended December 30, 2012 and December 25, 2011. See “—Significant Events—Spin-off Transaction” section above for further information.

Television and Entertainment

Our fiscal years 2013 and 2011 each comprised a 52-week period whereas fiscal year 2012 ended on December 30, 2012 and comprised a 53-week period. The additional week increased Television and Entertainment operating revenues, operating expenses and operating profit by approximately 1% each in 2012.

Operating Revenues and Profit—In 2013, Television and Entertainment contributed 93% of our reportable segments’ combined operating revenues, 88% of our consolidated operating revenues and 92% of its consolidated operating profit excluding Corporate and Other. The following table presents broadcasting operating revenues, operating expenses and operating profit. Our Television and Entertainment operations at the end of 2013 included 42 local television stations (inclusive of stations acquired from Local TV on December 27, 2013 and the three stations owned by Dreamcatcher, as described under “—Significant Events—Acquisitions—Local TV”), superstation WGN America, whose programming is distributed nationally by various cable, satellite and other similar distribution methods, Antenna TV, a national multicast network, and WGN-AM radio. Operating revenues include advertising revenues, retransmission consent and carriage fees, barter/trade revenues, copyright royalties and other revenues. Television and Entertainment’s results of operations in 2013 included $4 million of operating revenues and $4 million of operating expenses for the results of the acquired Local TV stations and the Dreamcatcher Stations since December 27, 2013.

	Successor	Predecessor		Change
(in thousands)	2013	2012	2011	13-12	12-11
Operating revenues	$1,014,424	$1,141,701	$1,102,315	-11%	+4%
Operating expenses	818,484	775,229	770,047	+6%	+1%

Operating profit	$195,940	$366,472	$332,268	-47%	+10%

2013 compared to 2012

Television and Entertainment operating revenues decreased 11%, or $127 million, in 2013 due largely to declines in advertising, barter/trade and copyright royalty revenues of $64 million, $49 million and $36 million, respectively, partially offset by an increase in retransmission consent fees of $25 million. Television and Entertainment operating profit decreased 47%, or $171 million, in 2013 due to the decline in operating revenues and higher operating expenses primarily due to higher amortization of intangibles. As further described below, our adoption of fresh-start reporting on the Effective Date resulted in a significant increase in amortization expense in 2013 and less significant reductions in pension expense and certain other operating expenses.

2012 compared to 2011

Television and Entertainment operating revenues increased 4%, or $39 million, in 2012 due mainly to higher copyright royalties and retransmission consent fees of $45 million and $23 million, respectively, partially offset by lower advertising revenues of $21 million. Television and Entertainment operating profit increased 10%, or $34 million, in 2012 due to higher operating revenues.

Operating Revenues—Television and Entertainment operating revenues, by classification, were as follows:

	Successor	Predecessor		Change
(in thousands)	2013	2012	2011	13-12	12-11
Advertising	$809,732	$874,117	$895,436	-7%	-2%
Retransmission consent and carriage fees	103,381	84,852	64,396	+22%	+32%
Barter/trade	31,292	80,189	87,420	-61%	-8%
Copyright royalties	32,954	68,954	24,094	-52%	*
Other	37,065	33,589	30,969	+10%	+8%

Total operating revenues	$1,014,424	$1,141,701	$1,102,315	-11%	+4%

*	Represents positive or negative change in excess of 100%

2013 compared to 2012

Advertising revenues fell 7%, or $64 million, in 2013 due to a $36 million decline in total television political advertising and declines in several other advertising categories including education/training, movies, retail and telecom. The largest declines were at WGN-TV, Chicago, WPIX-TV, New York, WGN America and KTXL-TV, Sacramento. The declines at WGN-TV, Chicago and WPIX-TV, New York were the result of weaker overall broadcast advertising markets compared to 2012, lower baseball revenue at WGN-TV, Chicago and lower ratings in certain time periods at WPIX-TV, New York. The decline at WGN America was primarily due to lower ratings and a weaker national scatter market. The decline at KTXL-TV, Sacramento was largely due to lower political advertising revenue in 2013. Retransmission consent and carriage fees increased 22%, or $19 million, due to higher retransmission consent fees for our television stations, partially offset by lower WGN America carriage fees. Retransmission consent fees increased by $25 million in 2013 primarily due to higher rates included in several retransmission consent agreement renewals. WGN America carriage fees fell $6 million in 2013 due to a decline in subscribers and lower average rates. Barter/trade revenues declined 61%, or $49 million, due primarily to a reduction in the estimated values of barter programming in 2013. This change had no impact on operating profit as related barter programming costs are equal to barter revenue. Copyright royalties decreased 52%, or $36 million. In 2012, we received additional royalties in excess of accruals related primarily to WGN-TV, Chicago copyrighted programming that aired on WGN America in prior years and was distributed through national cable, satellite and other similar distribution methods.

2012 compared to 2011

Advertising revenues decreased 2%, or $21 million, in 2012 due largely to a decline at WPIX-TV, New York, as a protracted negotiation with Cablevision regarding retransmission resulted in the station’s temporary removal from the Cablevision system for over two months. The station’s removal reduced available viewership and resulted in lower advertising revenues. The matter was resolved with Cablevision in October 2012. The decline at WPIX-TV, New York in 2012 was offset by an increase of $33 million in total television political advertising revenues. The remaining drop in total television non-political advertising revenues in 2012, excluding WPIX-TV, New York, was due to decreases in the movies, telecom, financial/insurance/legal, restaurants and retail categories across most stations. These declines were partially offset by an increase in the automotive category. Retransmission consent and carriage fees increased 32%, or $20 million, in 2012. Retransmission consent fees increased to $25 million in 2012 from $2 million in 2011, principally due to higher rates in several contract renewals. Barter/trade revenues declined 8%, or $7 million, in 2012 due primarily to a lower level of barter programming in 2012. Copyright royalties increased to $69 million in 2012 from $24 million in 2011 due to additional copyright royalties received in 2012 primarily related to WGN-TV, Chicago copyrighted programming that aired on WGN America in prior years and was distributed on national cable, satellite and other similar distribution methods.

Operating Expenses—Television and Entertainment operating expenses for 2013, 2012 and 2011 were as follows:

	Successor	Predecessor		Change
(in thousands)	2013	2012	2011	13-12	12-11
Compensation	$274,981	$282,679	$280,601	-3%	+1%
Programming	254,225	300,870	302,008	-16%	—
Depreciation	29,947	37,995	34,682	-21%	+10%
Amortization	105,526	10,594	10,514	*	+1%
Other	153,805	143,091	142,242	+7%	+1%

Total operating expenses	$818,484	$775,229	$770,047	+6%	+1%

*	Represents positive or negative change in excess of 100%

2013 compared to 2012

Television and Entertainment operating expenses increased 6%, or $43 million, in 2013. Compensation expense decreased 3%, or $8 million, in 2013 due mainly to lower pension expense of $8 million, largely as a result of the adoption of fresh-start reporting on the Effective Date. Programming expense decreased 16%, or $47 million, in 2013 as higher FOX network programming fees and outside production costs were more than offset by the favorable impact related to the revaluation of broadcast rights contracts in connection with the adoption of fresh-start reporting, a reduction in the estimated values of barter programming in 2013 and lower amortization related to lower broadcast rights expense for older syndicated programs. Depreciation expense declined 21%, or $8 million, in 2013 mainly as a result of the adoption of fresh-start reporting which lowered the recorded values of depreciable assets. Amortization expense increased in 2013 by $95 million due mainly to higher recorded values of amortizable assets resulting from the adoption of fresh-start reporting. Other expenses increased 7%, or $11 million, in 2013 primarily due to higher occupancy expense of $5 million, a write-down of certain software applications of $1 million and a $1 million pretax impairment charge to write down the FCC license at one of our television stations.

2012 compared to 2011

Television and Entertainment operating expenses increased 1%, or $5 million, in 2012. Compensation expense was up 1%, or $2 million, in 2012 primarily due to higher pension expense of $3 million, offset in part by lower direct pay of $1 million resulting from staffing reductions. Programming expense decreased less than 1%, or $1 million, in 2012 due to lower amortization of broadcast rights of $8 million, partially offset by higher outside production expense for a new daytime television program launched in late 2011.

Digital and Data

Our fiscal years 2013 and 2011 each comprised a 52-week period whereas fiscal year 2012 ended on December 30, 2012 and comprised a 53-week period. The additional week increased Digital and Data’s operating revenues by less than 1%, operating expenses by approximately 1% and decreased operating profit by approximately 1% in 2012.

Operating Revenues and Profit—In 2013, Digital and Data contributed 7% of our reportable segments’ combined operating revenues, 7% of consolidated operating revenues and 8% of the consolidated operating profit excluding Corporate and Other. Video revenue is derived principally from the sale of entertainment data to cable and satellite systems, digital services, and consumer electronics manufacturers, to populate the entertainment guides that they provide to consumers, which accounted for 87% of the Digital and Data segment’s total operating revenues in 2013. Entertainment websites and other revenue includes digital advertising sales on our consumer-facing entertainment websites, affiliate fees for a white-label version of the website, and, prior to April

2013, sales of print television guides to cable systems, which accounted for 13% of the Digital and Data segment’s operating revenues in 2013.

The table below presents Digital and Data operating revenues, operating expenses and operating profit.

	Successor	Predecessor		Change
(in thousands)	2013	2012	2011	13-12	12-11
Operating revenues	$79,217	$84,512	$80,096	-6%	+6%
Operating expenses	62,720	60,147	58,441	+4%	+3%

Operating profit	$16,497	$24,365	$21,655	-32%	+13%

2013 compared to 2012

Digital and Data operating revenues fell 6%, or $5 million, in 2013 primarily due to a decline in other revenue of $11 million due to the sale of our print television guide business in April 2013, partially offset by an increase in video revenues of $5 million, as further discussed below.

Digital and Data operating profit decreased 32%, or $8 million, in 2013 due largely to an increase in amortization expense of $8 million and lower operating revenues of $5 million, partially offset by a reduction in outside services expenses of $4 million. As further described below, our adoption of fresh-start reporting on the Effective Date resulted in a significant increase in amortization expense in 2013.

2012 compared to 2011

Digital and Data operating revenues increased 6%, or $4 million, in 2012 primarily due to higher video revenues.

Digital and Data operating profit increased 13%, or $3 million, in 2012 mainly due to higher operating revenues.

Operating Revenues—Digital and Data operating revenues, by classification, were as follows:

	Successor	Predecessor		Change
(in thousands)	2013	2012	2011	13-12	12-11
Video	$68,708	$63,465	$59,543	+8%	+7%
Entertainment websites and other	10,509	21,047	20,553	-50%	+2%

Total operating revenues	$79,217	$84,512	$80,096	-6%	+6%

2013 compared to 2012

Video revenues were up 8%, or $5 million, in 2013 due largely to higher U.S. sales of $3 million, primarily to cable/satellite and digital service providers, as well as a $2 million increase in revenue as a result of expansion in Latin America and Europe. Entertainment websites and other revenues fell 50%, or $11 million, in 2013. The decrease was primarily due to the sale of our print television guide business in April 2013 which contributed $3 million of revenue in 2013 compared to $13 million of revenue in 2012.

2012 compared to 2011

Video revenues were up 7%, or $4 million, in 2012 due primarily to increased sales to cable/satellite, digital, and consumer electronics customers for use in their television listings guides. Entertainment websites and other revenues grew 2%, or less than $1 million, in 2012.

Operating Expenses—Digital and Data operating expenses for 2013, 2012 and 2011 were as follows:

	Successor	Predecessor		Change
(in thousands)	2013	2012	2011	13-12	12-11
Compensation	$35,280	$35,023	$31,975	+1%	+10%
Outside services	6,998	11,068	13,112	-37%	-16%
Depreciation	2,576	2,755	1,679	-6%	+64%
Amortization	9,191	1,133	1,135	*	—
Other	8,675	10,168	10,540	-15%	-4%

Total operating expenses	$62,720	$60,147	$58,441	+4%	+3%

*	Represents positive or negative change in excess of 100%

2013 compared to 2012

Digital and Data operating expenses increased 4%, or $3 million, in 2013. Compensation expense increased 1%, or less than $1 million, in 2013 due primarily to higher direct pay and benefits of $2 million resulting from product expansion in the U.S., Europe and Latin America, largely offset by the sale of our print television guide business in April 2013. Outside services expenses declined 37%, or $4 million, due mainly to the absence of outside printing and production costs as a result of the sale of our print television guide business. In 2013, outside services expenses related to the print television guide business were $1 million compared to $5 million in 2012. Depreciation expense decreased 6%, or less than $1 million, in 2013. Amortization expense increased $8 million in 2013 due largely to higher recorded values of amortizable intangible assets resulting from the adoption of fresh-start reporting on the Effective Date. Other expenses, which include sales and marketing, occupancy, repairs and maintenance and other miscellaneous expenses, decreased 15%, or $1 million, in 2013 due primarily to the sale of our print television guide business. The print television guide business had $1 million in other expenses in 2013 compared to $3 million in 2012.

2012 compared to 2011

Digital and Data operating expenses increased 3%, or $2 million, in 2012. Compensation expense increased 10%, or $3 million, in 2012 due primarily to new product initiatives. Outside services expenses decreased 16%, or $2 million, in 2012 due largely to lower production costs associated with a decline in print television guide circulation. Depreciation expense increased 64%, or $1 million, in 2012 due mainly to capital investments in image and editorial operating systems. Amortization expense of $1 million was flat in 2012 compared to the prior year. Other expenses, which include sales and marketing, occupancy, repairs and maintenance and other miscellaneous expenses, decreased 4%, or less than $1 million, in 2012.

Corporate and Other

Our fiscal years 2013 and 2011 each comprised a 52-week period whereas fiscal year 2012 ended on December 30, 2012 and comprised a 53-week period. The additional week in 2012 had no impact on Corporate and Other operating revenues, and the impact on operating expenses was not material.

Operating Revenues and Expenses—The following table presents Corporate and Other operating revenues and expenses. Our Corporate and Other operations include certain administrative activities associated with operating the corporate office functions and managing our company-sponsored defined benefit pension plans, as well as the management of certain real estate assets, including revenues from leasing office and production facilities.

As noted above, in 2013, Tribune Publishing entered into intercompany lease agreements with our real estate holding companies to lease back certain land and buildings that had been transferred on December 21, 2012. The real estate holding companies were not included in the Publishing Spin-off. Subsequent to the Publishing Spin-off, we have reclassified the historical intercompany rental revenues related to these leases for 2013 totaling $39 million into other revenues as an increase to income from continuing operations in our 2013 consolidated statement of operations due to the continuing lease arrangements between us and Tribune Publishing following the Publishing Spin-off. Similarly, the historical intercompany rental costs of $39 million incurred by Tribune Publishing in 2013 under these leases have been reclassified as a reduction of income from discontinued operations, net in the Company’s consolidated statement of operations for the year ended December 29, 2013. There was no impact to our consolidated net income for any periods prior to the Publishing Spin-off as a result of these reclassifications.

Corporate and Other operating revenues and expenses for 2013, 2012 and 2011 were as follows:

	Successor	Predecessor		Change
(in thousands)	2013	2012	2011	13-12	12-11
Real estate revenues	$53,599	$6,634	$5,529	*	+20%

Operating Expenses
Real estate(1)	28,167	5,238	4,011	*	+31%
Corporate(2)	73,523	47,322	45,370	+55%	+4%
Pension cost (credit)	(34,694)	94,008	55,689	*	+69%

Total operating expenses	$66,996	$146,568	$105,070	-54%	+39%

*	Represents positive or negative change in excess of 100%

(1)	Real estate operating expenses included $8.2 million, $2.0 million and $2.1 million of depreciation expense in 2013, 2012 and 2011, respectively.
(2)	Corporate operating expenses included $0.5 million, $0.2 million and $0.3 million of depreciation expense in 2013, 2012 and 2011, respectively.

2013 compared to 2012

As further described above, in 2013, we reclassified the historical intercompany revenues from leases with Tribune Publishing into real estate revenues based on the effective dates of the leases. Accordingly, real estate revenues were $54 million in 2013 compared to $7 million in 2012. The increase was due to the operating leases entered into by Tribune Publishing with the real estate holding companies in 2013 for the office and production facilities used by Tribune Publishing.

Real estate operating expenses increased $23 million in 2013 primarily due to the transfer of real estate properties from Tribune Publishing to the real estate holding companies in conjunction with our emergence from bankruptcy. Such costs were previously reported in our publishing segment and are now included in discontinued operations for periods prior to the transfers.

Corporate expenses increased 55%, or $26 million, in 2013 largely due to a $26 million increase in legal and professional advisory fees, including fees incurred in connection with the Local TV Acquisition.

Pension expense decreased $129 million in 2013 largely as a result of adopting fresh-start reporting on the Effective Date.

2012 compared to 2011

Real estate revenues increased 20%, or $1 million, in 2012. The increase was due mainly to higher outside rental income generated from new third-party tenants at Tribune Tower, our corporate headquarters in Chicago.

Corporate expenses increased 4%, or $2 million, in 2012 due primarily to higher bonus and insurance expense.

Pension expense increased 69%, or $38 million, in 2012 as a result of higher amortization of previously unrecognized actuarial losses and a decrease in expected return on pension assets.

Income on Equity Investments, Net

Our income on equity investments, net from continuing operations for 2013, 2012 and 2011 was as follows:

	Successor	Predecessor		Change
(in thousands)	2013	2012	2011	13-12	12-11
Income from equity investments, net, before amortization of basis difference	$243,528	$199,947	$189,109	+22%	+6%
Amortization of basis difference	(98,287)	(1,257)	(1,636)	*	-23%

Income from equity investments, net	$145,241	$198,690	$187,473	-27%	+6%

*	Represents positive or negative change in excess of 100%
(1)	Income from equity investments, net excludes $1 million, $2 million and $1 million of losses in 2013, 2012 and 2011, respectively, related to discontinued operations for investments contributed to Tribune Publishing in the Publishing Spin-off.

Cash distributions from our equity method investments were as follows:

	Successor	Predecessor		Change
(in thousands)	2013	2012	2011	13-12	12-11
Cash distributions from equity investments	$207,994	$232,319	$71,021	-10%	*

*	Represents positive or negative change in excess of 100%

Income on equity investments, net decreased 27%, or $53 million, in 2013. The reduction was due primarily to the amortization in 2013 of a portion of the fresh-start reporting adjustments recorded as of December 31, 2012 to increase equity investments to estimated fair value. The fresh-start reporting adjustments increased the total carrying value of equity method investments by $1.615 billion of which $1.108 billion was attributable to our share of theoretical increases in the carrying values of the investees’ amortizable intangible assets had the fair value of the investments been allocated to the identifiable intangible assets of the investees’ in accordance with ASC Topic 805. The remaining $507 million of the increase was attributable to goodwill and other identifiable intangibles not subject to amortization, including trade names. We amortize the differences between the fair values and the investees’ carrying values of the identifiable intangible assets subject to amortization and record the amortization (the “amortization of basis difference”) as a reduction of income on equity investments, net in its consolidated statements of operations. In 2013, income on equity investments, net was reduced by such amortization of $98 million. Equity income, net benefited from the absence of losses from Legacy and improved operating results by CV, CareerBuilder and TV Food Network. We sold our Legacy investment in the second quarter of 2012. See Note 9 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information regarding the sale of the Legacy investment.

Income on equity investments, net totaled $199 million in 2012 and was up 6%, or $11 million, from 2011. The increase was primarily due to improved results at TV Food Network and CV, partially offset by lower income at CareerBuilder as a result of a goodwill impairment charge, and the sale of our Legacy investment to a third party on April 2, 2012. See Note 9 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for summarized financial information for TV Food Network, CareerBuilder and CV.

We recognized equity income from TV Food Network in 2013, 2012 and 2011 of $96 million, $160 million and $138 million, respectively. We received cash distributions from TV Food Network totaling $154 million in 2013, $114 million in 2012 and $70 million in 2011. Operating results from TV Food Network in 2013 include the favorable impact of a settlement agreement related to the amount and calculation of a management fee charged to the partnership which is further described below. TV Food Network owns and operates “The Food Network,” a 24-hour lifestyle cable television channel focusing on food and related topics. Its programming is distributed by cable and satellite television systems. As described below, TV Food Network also owns and operates “The Cooking Channel,” a cable television channel primarily devoted to cooking instruction, food information and other related topics.

On August 27, 2010, a subsidiary of Scripps, the indirect controlling partner of TV Food Network, contributed the membership interests of Cooking Channel, LLC (the “Cooking Channel”) to TV Food Network, resulting in the Cooking Channel becoming a wholly-owned subsidiary of TV Food Network. The terms and conditions of the contribution of the Cooking Channel are set forth in a contribution agreement dated February 11, 2011 entered into by Tribune (FN) Cable Ventures, Inc. (“TCV”), which holds our interest in TV Food Network, TV Food Network and certain subsidiaries of Scripps. On February 11, 2011, TCV also entered into a subscription option agreement with certain subsidiaries of Scripps and TV Food Network pursuant to which TCV would make a pro rata capital contribution of $53 million in order to maintain its 31% interest in TV Food Network. On February 11, 2011, the Predecessor submitted a motion to the Bankruptcy Court seeking entry of an order permitting TCV to make such a capital contribution. The motion was approved by the Bankruptcy Court on February 25, 2011. TCV made the capital contribution of $53 million to TV Food Network on February 28, 2011 and continues to recognize its 31% proportionate interest in the equity income of TV Food Network. As a result of the contribution, we recognized amortization of $1 million and $2 million which reduced income from equity investments, net in 2012 and 2011, respectively.

On December 12, 2013, we entered into a settlement agreement with Scripps to resolve certain matters related to the calculation and amount of a management fee charged by Scripps to TV Food Network for certain shared costs for years 2011 and 2012 as well as to resolve the amount and methodology for calculating the management fee for years 2013 and 2014. As a result of the settlement, we received a distribution of $12 million in January 2014 related to previously calculated management fees for years 2011 and 2012. This distribution was reflected as an increase to income on equity investments, net in our consolidated statement of operations for the year ended December 29, 2013.

Interest Income, Interest Expense and Income Tax Expense (Benefit)

Interest income, interest expense and income tax expense (benefit) from continuing operations for 2013, 2012 and 2011 were as follows:

	Successor	Predecessor		Change
(in thousands)	2013	2012	2011	13-12	12-11
Interest income(1)	$413	$99	$22	*	*

Interest expense(2)	$(39,134)	$(156)	$(416)	*	-63%

Income tax expense (benefit)(3)	$95,965	$(16,905)	$(6,741)	*	*

*	Represents positive or negative change in excess of 100%
(1)	Interest income excludes $0.04 million, $0.01 million, and $0.13 million in 2013, 2012 and 2011, respectively, related to discontinued operations.
(2)	Interest expense excludes $11.04 million, $0.04 million and $0.06 million in 2013, 2012 and 2011, respectively, related to discontinued operations.
(3)	Income tax expense (benefit) excludes $59 million, $5 million and $4 million of expense in 2013, 2012 and 2011, respectively, related to discontinued operations.

Interest Income—Interest income was less than $1 million in 2013, 2012 and 2011. In accordance with ASC Topic 852, the majority of interest income earned on cash positions in 2012 and 2011 is included in reorganization items, net in the Predecessor’s consolidated statements of operations for 2012 and 2011.

Interest Expense—Reported interest expense was $39 million in 2013 and less than $1 million in both 2012 and 2011. Interest expense in 2013 includes amortized debt issue costs of $2 million and amortization of the original issue discounts on the Exit Financing Facility, Term Loan Facility and Dreamcatcher Credit Facility of $1 million.

In connection with the Publishing Spin-off, we received a $275 million cash dividend from Tribune Publishing from a portion of the proceeds of a senior secured credit facility entered into by Tribune Publishing. The full amount of the $275 million cash dividend was used to permanently repay $275 million of outstanding borrowings under our Term Loan Facility. Interest expense associated with our outstanding debt was allocated to discontinued operations based on the ratio of the $275 million cash dividend received from Tribune Publishing to the total outstanding indebtedness under the outstanding credit facilities in 2013 entered into by us subsequent to the emergence from bankruptcy and totaled $11 million for the year ended December 29, 2013. Interest expense included in discontinued operations for the years ended December 30, 2012 and December 25, 2011 relates to capital leases held by Tribune Publishing and does not include any allocated interest expense from our debt facilities while in bankruptcy.

As of December 30, 2012 and December 25, 2011, substantially all of the Debtors’ prepetition debt was in default due to the Chapter 11 filings. See Note 11 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for additional disclosures related to our prepetition debt obligations. In accordance with ASC Topic 852, following the Petition Date, we discontinued recording interest expense on debt classified as a liability subject to compromise. For 2012 and 2011, contractual interest expense was approximately $481 million and $474 million, respectively, while reported interest expense was less than $1 million in each respective year. Outstanding debt, including the debt classified as liabilities subject to compromise, totaled $12.475 billion and $12.472 billion at December 30, 2012 and December 25, 2011, respectively. Debt not subject to compromise at December 30, 2012 and December 25, 2011 is principally comprised of capital lease obligations which totaled $5 million and $7 million, respectively.

Income Tax Expense (Benefit)—On the Effective Date and in accordance with and subject to the terms of the Plan, (i) the ESOP was deemed terminated in accordance with its terms, (ii) all of the Predecessor’s $0.01 par value common stock held by the ESOP was cancelled and (iii) new shares of Tribune were issued to shareholders who did not meet the necessary criteria to qualify as a subchapter S corporation shareholder. As a result, we converted from a subchapter S corporation to a C corporation under the IRC. As a C corporation, we are subject to income taxes at a higher effective tax rate. Accordingly, essentially all of our net deferred income tax liabilities were reinstated at a higher effective tax rate as of December 31, 2012. The net tax expense relating to this conversion and other reorganization adjustments totaled $195 million, which was reported as an increase in income tax expense in the Predecessor’s consolidated statement of operations for December 31, 2012, of which $14 million is included in income (loss) from discontinued operations, net of taxes.

The effective tax rate on pretax income was 37.1% in 2013. This rate differs from the U.S. federal statutory rate of 35% primarily due to state income taxes, net of federal benefit, certain reorganization items not deductible for tax purposes and net favorable income tax adjustments of $9 million, which includes $16 million of benefit primarily related to the resolution of certain federal income tax matters and refunds of interest paid on prior tax assessments, partially offset by $7 million of expense related to capital losses generated in 2013 but not utilized and not available to carryforward as a result of emergence from bankruptcy. Excluding the net favorable adjustments, the effective tax rate on pretax income was 40.5%.

In 2012 and 2011, while we operated as a subchapter S corporation, we recorded favorable income tax adjustments of $27 million and $15 million, respectively, primarily related to the resolution of certain issues relating to audits of certain of our state income tax returns. Excluding these income tax adjustments, the effective tax rate on pretax income in 2012 and 2011 was 3.7% and 2.6%, respectively.

Although management believes its estimates and judgments are reasonable, the resolutions of our income tax issues are unpredictable and could result in income tax liabilities that are significantly higher or lower than that which has been provided by us.

Liquidity and Capital Resources

Cash flows generated from operating activities is our primary source of liquidity. We expect to fund capital expenditures, acquisitions, purchases of our common stock pursuant to our share repurchase program (see “—Capital Stock” below), interest and principal payments on our indebtedness and other operating requirements in the next twelve months through a combination of cash flows from operations, cash on our balance sheet, distributions from or sales of our equity investments, available borrowings under our Revolving Credit Facility, and any refinancings thereof, and, if necessary, disposals of assets or operations. For our long-term liquidity needs, in addition to these sources, we may rely upon the issuance of long-term debt, the issuance of equity or other instruments convertible into or exchangeable for equity, or the sale of non-core assets.

Our current liquidity position and debt profile is significantly improved compared to our liquidity position and debt profile during the period leading up to the Petition Date. However, our financial and operating performance remains subject to prevailing economic and industry conditions and to financial, business and other factors, some of which are beyond our control and, despite our current liquidity position, no assurances can be made that cash flows from operations and investments, future borrowings under the Revolving Credit Facility, and any refinancings thereof, or dispositions of assets or operations will be sufficient to satisfy our future liquidity needs.

For the Nine Months Ended September 28, 2014 and September 29, 2013

The table below details the total operating, investing and financing activity cash flows for the nine months ended September 28, 2014 and September 29, 2013, and for December 31, 2012:

	Successor		Predecessor
	Nine Months Ended		December 31, 2012
(in thousands)	September 28, 2014	September 29, 2013
Net cash provided by (used for) operating activities	$297,361	$307,306	$(244,731)
Net cash provided by (used for) investing activities	39,952	(32,681)	707,468
Net cash used for financing activities	(221,363)	(8,086)	(2,316,589)

Net increase (decrease) in cash	$115,950	266,539	$(1,853,852)

In conjunction with our emergence from bankruptcy and adoption of fresh-start reporting on the Effective Date, we recorded adjustments that resulted in a decrease in cash provided by operating activities of $245 million, an increase in cash provided by investing activities of $707 million, and a use of cash of $2.317 billion in our financing activities for December 31, 2012. The discussion of operating, investing and financing activities that follows excludes these amounts. See Note 4 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further information on the adoption of fresh-start reporting which affected our cash flows in each respective category.

Operating activities

Net cash provided by operating activities for the nine months ended September 28, 2014 was $297 million, down $10 million from $307 million for the nine months ended September 29, 2013. The decrease was due to higher cash paid for income taxes, partially offset by higher distributions from equity investments, improved cash flows from operating results driven by the Local TV Acquisition and favorable changes in working capital due to the timing of collection of receivables and payments of amounts due. Distributions from equity investments increased by $33 million to $173 million for the nine months ended September 28, 2014 from $140 million for the nine months ended September 29, 2013. Cash paid for income taxes, net of income tax refunds, increased by $35 million to $162 million in the nine months ended September 28, 2014 from $127 million paid in the nine months ended September 29, 2013 due in part to tax payments made related to the $160 million distribution from CV received during the second quarter of 2014.

Investing activities

Net cash provided by investing activities totaled $40 million for the nine months ended September 28, 2014. Our acquisitions totaled $262 million in the nine months ended September 28, 2014 and included the acquisitions, net of cash acquired, of Baseline for $49 million, What’s-ON for $21 million, Gracenote for $158 million and Landmark for $29 million (see Note 5 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further information on these acquisitions). Our capital expenditures in the nine months ended September 28, 2014 totaled $60 million. In the third quarter of 2014, we received net proceeds of approximately $3 million from the sale of real estate in July 2014. In the second quarter of 2014, we received a $160 million cash distribution from CV related to the sale of its Apartments.com business. The distribution was deemed to be a return of capital and was therefore reflected in our unaudited condensed consolidated statement of cash flows as an inflow from investing activities.

We used the $202 million of restricted cash placed with the Bank of New York Mellon Trust Company, N.A. (the “Trustee”) in connection with the Local TV Acquisition for the full repayment of the Senior Toggle Notes on January 27, 2014 ($174 million of which, inclusive of accrued interest of $2 million, was paid to third parties and $28 million was paid to one of our subsidiaries). See Note 10 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further information on the Senior Toggle Notes.

Net cash used for investing activities totaled $33 million in the nine months ended September 29, 2013. Our capital expenditures totaled $45 million, offset by $10 million of net proceeds received from the sale of real estate in March 2013 and $3 million from the sale of investments.

Financing activities

Net cash used for financing activities was $221 million for the nine months ended September 28, 2014. In connection with the Publishing Spin-off, Tribune Publishing entered into a senior secured credit facility with proceeds of $347 million (net of a 1% discount on the $350 million principal balance) immediately prior to the Publishing Spin-off on August 4, 2014 (see Note 2 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement). In addition, we incurred $10 million of transaction costs related to the senior secured credit facility entered into by Tribune Publishing in 2014. We received a $275 million cash dividend from Tribune Publishing from a portion of the proceeds of its senior term loan facility prior to the Publishing Spin-off. The full amount of the $275 million cash dividend was used to permanently repay $275 million of outstanding borrowings under our Term Loan Facility. On the date of the Publishing Spin-off, we distributed certain assets and liabilities to Tribune Publishing, including $59 million of cash and $28 million of restricted cash related to collateralized letters of credit for working capital liabilities distributed to Tribune Publishing (see Note 2 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement). Our long-term debt repayments during the nine months ended September 28, 2014 totaled $298 million, including the $275 million repayment. As discussed in “Investing activities” above, on January 27, 2014, we also repaid $172 million of principal on the Senior Toggle Notes.

Net cash used for financing activities totaled $8 million for the nine months ended September 29, 2013 primarily as a result of repayments of $7 million of borrowings under the Exit Term Loan Facility and capital leases.

For the Three Years in the Period Ended December 29, 2013

The table below details the total operating, investing and financing activity cash flows for the year ended December 29, 2013, for December 31, 2012, and for each of the two years in the period ended December 30, 2012:

(in thousands)	Successor	Predecessor
	Year Ended		Year Ended
	December 29, 2013	December 31, 2012	December 30, 2012	December 25, 2011
Net cash provided by (used for) operating activities	$359,571	$(244,731)	$774,262	$462,135
Net cash provided by (used for) for investing activities	(2,759,234)	707,468	(28,584)	(173,860)
Net cash provided by (used for) financing activities	2,609,786	(2,316,589)	(7,230)	(3,254)

Net increase (decrease) in cash	$210,123	$(1,853,852)	$738,448	$285,021

Operating activities

Net cash provided by operating activities was $360 million in 2013, down $415 million from $774 million in 2012. The decline was primarily due to lower operating results at broadcasting, higher cash payments for income taxes and interest, professional fees paid for corporate strategic initiatives, including the Local TV Acquisition and the Publishing Spin-off, partially offset by higher distributions from equity investments. Net cash paid for income taxes totaled $151 million in 2013, compared to collections of income taxes receivable of $24 million in 2012.

Net cash provided by operating activities was $774 million in 2012, up $312 million from $462 million in 2011. The increase was primarily due to increased operating profit, higher distributions from equity investments, favorable changes in working capital (including collections of prior year income taxes receivable), increased copyright royalty receipts and lower cash payments for reorganization costs. Cash paid for reorganization costs totaled $74 million in 2012 compared to $103 million in 2011.

Investing activities

Net cash used for investing activities totaled $2.759 billion in 2013. Our acquisitions totaled $2.550 billion and our capital expenditures totaled $71 million in 2013. On December 27, 2013, we acquired Local TV for net cash of $2.751 billion, including the three television stations that were subsequently transferred to Dreamcatcher (see Note 10 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information). The transaction included $202 million that we placed with the Trustee ($174 million of which, inclusive of accrued interest of $2 million, was payable to third parties and $28 million was payable to one of our subsidiaries), and designated the funds for full repayment of the Senior Toggle Notes. See Note 11 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information. We received distributions from CareerBuilder and CV totaling $54 million in 2013. Because these distributions exceeded our cumulative earnings from each of these investments, we determined these distributions to be a return of investment and, therefore, presented such distributions as an investing activity in our consolidated statement of cash flows for 2013. Additionally, we received $10 million in net proceeds from the sale of real estate in March 2013.

Net cash used for investing activities totaled $29 million in 2012. Our capital expenditures totaled $147 million and our investments totaled $16 million in 2012. Additionally, we received distributions from CareerBuilder and CV totaling $114 million in 2012. Because these distributions exceeded our cumulative earnings from each of these investments, we determined these distributions to be a return of investment and, therefore, presented such distributions as an investing activity in our consolidated statement of cash flows for 2012. We also received $20 million in net proceeds from the sales of certain investments and real estate in 2012 principally due to the sale of Legacy in April 2012 (see the “—Significant Events—Non-Operating Items” section hereof).

Net cash used for investing activities totaled $174 million in 2011, primarily consisting of capital expenditures of $118 million and investments of $55 million, principally due to a pro rata capital contribution to the TV Food Network. See Note 9 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information.

Financing activities

Net cash used for financing activities was $2.610 billion in 2013. In connection with the acquisition of Local TV on December 27, 2013, we entered into a $3.773 billion Term Loan Facility as well as repaid $1.102 billion of borrowings related to the Exit Financing Facilities and certain capital leases. We incurred transaction costs totaling $78 million related to the Term Loan Facility. See Note 11 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information.

Net cash used for financing activities was $7 million in 2012. We incurred transaction costs totaling $4 million in connection with executing the Exit Financing Facilities and repaid $3 million of borrowings related to capital leases and other financing obligations.

Net cash used for financing activities was $3 million in 2011 and primarily related to the repayments of our debt obligations.

Debt and Capital Structure

Our debt, including the amounts classified as liabilities subject to compromise at December 30, 2012, and other obligations, consisting primarily of capital leases, consisted of the following (in thousands):

	Successor		Predecessor
	September 28, 2014	December 29, 2013	December 30, 2012
Term Loan Facility due 2020, effective interest rate of 4.04%, net of unamortized discount of $8,414 and $9,423	$3,470,721	$3,763,577	$—
Dreamcatcher Credit Facility due 2018, effective interest rate of 4.08%, net of unamortized discount of $52 and $67	24,922	26,933	—
9.25%/10% Senior Toggle Notes due 2015(1)	—	172,237	—
Tranche B Term Facility due 2014	—	—	7,722,825
Revolving Credit Facility expiring 2013	—	—	266,636
Tranche X Facility due 2009	—	—	512,000
Bridge Facility	—	—	1,600,000
Medium-term notes due 2008	—	—	69,670
4.875% notes due 2010	—	—	450,000
7.25% debentures due 2013	—	—	82,083
5.25% notes due 2015	—	—	330,000
7.5% debentures due 2023	—	—	60,385
6.61% debentures due 2027	—	—	84,960
7.25% debentures due 2096	—	—	148,000
Subordinated promissory notes due 2018, effective interest rate of 17%	—	—	235,300
Interest rate swaps	—	—	154,281
PHONES debt related to Time Warner stock, due 2029	—	—	759,253
Other obligations	555	2,437	4,671

Total debt	$3,496,198	$3,965,184	$12,480,064

(1)	On December 27, 2013 we provided a notice of redemption to holders of the Senior Toggle Notes. The Senior Toggle Notes were fully repaid on January 27, 2014.

At December 30, 2012, substantially all of the Predecessor’s prepetition debt was in default due to the filing of the Chapter 11 Petitions. Debt subject to compromise in the Predecessor’s Chapter 11 cases is included in liabilities subject to compromise in the Predecessor’s consolidated balance sheet at December 30, 2012 and was reported at the claim amounts expected to be allowed by the Bankruptcy Court, even though they were expected be settled for lesser amounts. Debt not subject to compromise at December 30, 2012 is principally comprised of capital lease obligations.

On the Effective Date, substantially all of the Predecessor’s prepetition liabilities at December 30, 2012 were settled or otherwise satisfied under the Plan including: (i) the aggregate $225 million subordinated promissory notes (plus accrued and unpaid interest) held by the Zell Entity and certain other minority interest holders, (ii) all of the Predecessor’s other outstanding notes and debentures and the indentures governing such notes and debentures (other than for purposes of allowing holders of the notes to receive distributions under the Plan and allowing the trustees for the senior noteholders and PHONES to exercise certain limited rights) and (iii) the Predecessor’s prepetition credit facilities applicable to the Debtors (other than for purposes of allowing creditors under the Credit Agreement to receive distributions under the Plan and allowing the administrative agent for such facilities to exercise certain limited rights). See Note 11 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information related to the Credit Agreement, letters of credit and other prepetition obligations.

Post-Chapter 11 Emergence Debt Structure

Exit Financing Facilities—On the Effective Date, we, as borrower, along with certain of our operating subsidiaries as guarantors, entered into the $1.100 billion secured Term Loan Exit Facility with a syndicate of lenders led by JPMorgan. We as borrower, along with certain of our operating subsidiaries as additional borrowers or guarantors, also entered into the ABL Exit Facility a secured asset-based revolving credit facility of $300 million, subject to borrowing base availability, with a syndicate of lenders led by Bank of America, N.A. The proceeds from the Term Loan Exit Facility were used to fund certain required payments under the Plan (see Note 1 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information). In connection with entering into the Secured Credit Facility (as defined and described in the “—Significant Events—Secured Credit Facility” section hereof) to fund the Local TV Acquisition (see Note 10 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information), the Exit Financing Facilities were terminated and repaid in full on December 27, 2013.

Secured Credit Facility—On December 27, 2013, in connection with our acquisition of Local TV, we as borrower, along with certain of our operating subsidiaries as guarantors, entered into the $4.073 billion Secured Credit Facility with a syndicate of lenders led by JPMorgan. The Secured Credit Facility consists of the $3.773 billion Term Loan Facility and the $300 million Revolving Credit Facility. The proceeds of the Term Loan Facility were used to pay the purchase price for Local TV and refinance the existing indebtedness of Local TV and the Term Loan Exit Facility. The proceeds of the Revolving Credit Facility are available for working capital and other purposes not prohibited under the Secured Credit Facility. See Note 10 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further information and significant terms and conditions associated with the Secured Credit Facility, including, but not limited to, interest rates, repayment terms, fees, restrictions, and positive and negative covenants. At September 28, 2014, there were no borrowings outstanding under the Revolving Credit Facility; however, there were $27 million of standby letters of credit outstanding primarily in support of our workers compensation insurance programs. As further described in Note 1 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement on August 4, 2014, we completed the Publishing Spin-off. In connection with the Publishing Spin-off, we received a $275 million cash dividend Tribune Publishing. The full amount of the $275 million cash dividend was used to permanently repay $275 million of outstanding borrowings under our Term Loan Facility.

Dreamcatcher Credit Facility—We and the Guarantors guarantee the obligations of Dreamcatcher under its $27 million Dreamcatcher Credit Facility. See Note 11 to our consolidated financial statements for the year ended December 29, 2013 included in this registration statement for the description of the Dreamcatcher Credit Facility. Our obligations and the obligators of the Guarantors under the Dreamcatcher Credit Facility are secured on a pari passu basis with its obligations under the Secured Credit Facility.

Senior Toggle Notes—In conjunction with the Local TV Acquisition on December 27, 2013 (see Note 5 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further information), we provided a notice to holders of the Senior Toggle Notes that we intended to redeem such notes within a thirty-day period. On December 27, 2013, we deposited $202 million with the Trustee ($174 million of which, inclusive of accrued interest of $2 million, was payable to third parties and the remaining $28 million was payable to one of our subsidiaries), together with irrevocable instructions to apply the deposited money to the full repayment of the Senior Toggle Notes. At December 29, 2013, the $202 million deposit was presented as restricted cash and cash equivalents on our consolidated balance sheet. The Senior Toggle Notes were fully repaid on January 27, 2014 through the use of the deposited funds held by the Trustee, including amounts owed to our subsidiary.

Post-Chapter 11 Emergence Capital Structure

Effective as of the Effective Date, we issued 78,754,269 shares of Class A Common Stock and 4,455,767 shares of Class B Common Stock. In addition, on the Effective Date, we entered into the Warrant Agreement, pursuant to which we issued 16,789,972 Warrants. As permitted under the Plan, we adopted a new equity incentive plan for the purpose of granting awards to our directors, officers and employees and the directors, officers and employees of our subsidiaries (see Note 17 and Note 18 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information related to our capital structure and equity incentive plan, respectively).

Since the Effective Date, we have substantially consummated the various transactions contemplated under the Plan. In particular, we have made all distributions of cash, common stock and warrants that were required to be made under the terms of the Plan to creditors holding allowed claims as of December 31, 2012. Claims of general unsecured creditors that become allowed on or after the Effective Date have been or will be paid on the next quarterly distribution date after such allowance.

Pursuant to the terms of the Plan, we are also obligated to make certain additional payments to certain creditors, including certain distributions that may become due and owing subsequent to the Effective Date and certain payments to holders of administrative expense priority claims and fees earned by professional advisors during the Chapter 11 proceedings. As described above, on the Effective Date, we held restricted cash of $187 million, which is estimated to be sufficient to satisfy such obligations. At December 29, 2013, restricted cash held by us to satisfy the remaining claim obligations was $20 million.

Contractual Obligations

The table below includes future payments required for long-term debt, capital lease obligations, contractual agreements for broadcast rights recorded in the consolidated balance sheet, future minimum lease payments to be made under certain non-cancellable operating leases, and expected future payments under certain other purchase obligations as of December 29, 2013:

	Required or Expected Payments by Fiscal Year
(in thousands)	Total	2014	2015-2016	2017-2018	Thereafter
Long-term debt	$3,800,000	$31,335	83,560	$91,323	$3,593,782
Senior Toggle Notes(1)	172,237	172,237	—	—	—
Interest on long-term debt	1,039,381	141,347	303,393	295,391	299,250
Capital lease obligations	2,437	2,383	54	—	—
Broadcast rights contracts payable	220,088	139,146	60,931	19,525	486
Minimum operating lease payments	171,472	40,054	56,286	33,019	42,113
Other purchase obligations(2)	1,099,171	263,147	504,311	193,518	138,195

Total(3)	$6,504,786	$789,649	$1,008,535	$632,776	$4,073,826

(1)	On December 27, 2013, we provided a notice to holders of the Senior Toggle Notes that we intended to redeem the notes within a thirty-day period. The Senior Toggle Notes were fully repaid on January 27, 2014. See above for further discussion.
(2)	Other purchase obligations shown in the above table include contractual commitments of $879 million for broadcast rights that were not available for broadcast at December 29, 2013, $124 million for talent and employment contracts and $96 million for the purchase of news and marketing data services and other legally binding commitments.
(3)	The above table does not include $22 million of liabilities as of December 29, 2013 associated with our uncertain tax positions as we cannot reliably estimate the timing of the future cash outflows related to these liabilities. See Note 15 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information.

The table below includes our future payments for the contractual obligations which were materially affected due to the Publishing Spin-off. This includes future minimum lease payments to be made under certain non-cancellable operating leases that were not transferred in the Publishing Spin-off as well as expected future payments under our credit facilities subsequent to our $275 million principal repayment of borrowings under the

Term Loan Facility utilizing the $275 million cash dividend received from Tribune Publishing in connection with the Publishing Spin-off, as described above.

	Payments Due for the 12-Month Periods Ended September
(in thousands)	Total	2015	2016-2017	2018-2019	Thereafter
Long-term debt	$3,504,109	$4,050	8,100	$12,825	$3,479,134
Interest on long-term debt	896,574	142,801	283,939	282,347	187,487
Minimum operating lease payments	164,433	29,735	48,571	34,566	51,561

Total	$4,565,116	$176,586	$340,610	$329,738	$3,718,182

We have funding obligations with respect to our company-sponsored pension and other postretirement plans and our participation in multiemployer defined benefit pension plans which are not included in the tables above. See Note 16 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information regarding our funding obligations for these benefit plans. We did not retain any liabilities relating to Tribune Publishing’s employees’ participation in multiemployer defined benefit pension plans subsequent to the Publishing Spin-off.

Capital Stock

On October 14, 2014, we announced that our Board of Directors has authorized a stock repurchase program, under which we may repurchase up to $400 million of our outstanding Class A Common Stock. Under the stock repurchase program, we may repurchase shares in open-market purchases in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Exchange Act. The extent to which we repurchase our shares, and the timing of such repurchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined by our management team. The repurchase program may be suspended or discontinued at any time. We expect to finance the purchases with existing cash balances.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements as defined by the SEC include the following four categories: obligations under certain guarantee contracts; retained or contingent interests in assets transferred to an unconsolidated entity or similar arrangements that serve as credit, liquidity or market risk support; obligations under certain derivative arrangements classified as equity; and obligations under material variable interests. Except as described in the following paragraphs, we have not entered into any material arrangements which would fall under any of these four categories and would be reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity or capital expenditures.

We hold an equity investment in NHLLC. NHLLC is the parent company of Newsday LLC, a limited liability company formed to hold the assets and liabilities of NMG formerly held by us. As discussed and defined in Note 9 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement borrowings by NHLLC and Newsday LLC under a secured credit facility are guaranteed by CSC and NMG Holdings, Inc. and secured by a lien on the assets of Newsday LLC and the assets of NHLLC, including the senior notes of Cablevision contributed by CSC. We agreed to indemnify CSC and NMG Holdings, Inc. with respect to any payments that CSC or NMG Holdings, Inc. makes under their guarantee of the $650 million of borrowings by NHLLC and Newsday LLC under their secured credit facility. In the event we are required to perform under this indemnity, we will be subrogated to and acquire all rights of CSC and NMG Holdings, Inc. against NHLLC and Newsday LLC to the extent of the payments made pursuant to the indemnity. From the July 29, 2008 closing date of the Newsday Transactions (as defined in Note 9 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement) through the third anniversary of the closing date, the maximum amount of potential indemnification payments

(the “Maximum Indemnification Amount”) was $650 million. After the third anniversary, the Maximum Indemnification Amount was reduced by $120 million. The Maximum Indemnification Amount is reduced thereafter by $35 million until January 1, 2018, at which point the Maximum Indemnification Amount is reduced to $0. The Maximum Indemnification Amount was $425 million, $460 million and $495 million at September 28, 2014, December 29, 2013 and December 30, 2012, respectively.

Concurrent with the closing of the Chicago Cubs Transactions as discussed and defined in Note 9 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement we executed guarantees of collection of certain debt facilities entered into by New Cubs LLC in 2009. The guarantees are capped at $699 million plus unpaid interest. The guarantees are reduced as New Cubs LLC makes principal payments on the underlying loans. To the extent that payments are made under the guarantees, we will be subrogated to, and will acquire, all rights of the debt lenders against New Cubs LLC.

Capital Spending

Our capital spending totaled $60 million and $45 million in the nine months ended September 28, 2014 and September 29, 2013, respectively.

Our capital expenditures totaled $71 million in 2013, $147 million in 2012 and $118 million in 2011. The decrease in 2013 spending, as compared to 2012, was due primarily to the completion of several multi-year projects for printing and packaging machinery and equipment used for commercial printing in publishing, lower spending for building and facility improvements across all business segments and decreased spending on information technology infrastructure. The increase in 2012 capital expenditures, as compared to 2011, was due primarily to building and leasehold improvements at certain publishing facilities and several company-wide projects focused on upgrading our information technology infrastructure. See Note 22 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for capital spending by business segment.

Major capital projects during 2013 included improvements to machinery and equipment used for commercial printing and improvements to buildings and facilities in the publishing segment; investments at various broadcasting stations to convert to high definition and digital television programming, to launch additional news programs and to improve facilities; improvements to the functionality and performance of our newspaper websites; and improvements to the company-wide technology infrastructure.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates of our variable rate debt, which, as of September 28, 2014 and December 29, 2013, primarily consisted of the borrowings under the Term Loan Facility. On September 28, 2014 and December 29, 2013, we had $3.5 billion and $3.8 billion aggregate principal amounts outstanding under our Term Loan Facility, respectively. The Term Loan Facility bears interest, at our election, at a rate per annum equal to either (i) the sum of LIBOR, adjusted for statutory reserve requirements on Euro currency liabilities (“Adjusted LIBOR”), subject to a minimum rate of 1.0%, plus an applicable margin of 3.0% or (ii) the sum of a base rate determined as the highest of (a) the federal funds effective rate from time to time plus 0.5%, (b) the prime rate of interest announced by the administrative agent as its prime rate, and (c) Adjusted LIBOR plus 1.0%, plus an applicable margin of 2.0%. See Note 10 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further information on the Term Loan Facility and its terms. Based on the amounts outstanding under the Term Loan Facility as of September 28, 2014 and December 29, 2013, adding 1% to the applicable interest rate under the Term Loan Facility would result in an increase of approximately $35 million and $38 million in our annual interest expense, respectively.

Critical Accounting Policies and Estimates

Our significant accounting policies are summarized in Note 3 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement. These policies conform with U.S. GAAP and reflect practices appropriate to our businesses. The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes thereto. Actual results could differ from these estimates. We evaluate our policies, estimates and assumptions on an ongoing basis.

Our critical accounting policies and estimates relate to presentation, revenue recognition, goodwill and other intangible assets, impairment review of long-lived assets, income taxes, pension and other postretirement benefits, broadcast rights and self-insurance liabilities. Management continually evaluates the development, selection and disclosure of our critical accounting policies and estimates and the application of these policies and estimates. In addition, there are other items within the consolidated financial statements that require the application of accounting policies and estimation, but are not deemed to be critical accounting policies and estimates. Changes in the estimates used in these and other items could have a material impact on our consolidated financial statements.

Presentation—In 2007, we completed the Leveraged ESOP Transactions, which are described in Note 1 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement. At that time, we had significant continuing public debt and accounted for these transactions as a leveraged recapitalization and, accordingly, maintained a historical cost presentation in our consolidated financial statements. Certain prior year financial information has been reclassified to conform to the current year presentation, as noted below.

As a result of the filing of the Chapter 11 Petitions, the Predecessor’s consolidated financial statements for December 31, 2012, at December 30, 2012 and for each of the two years in the period ended December 30, 2012 have been prepared in accordance with ASC Topic 852 and on a going-concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business.

ASC Topic 852 requires that the financial statements for periods subsequent to the filing of the Chapter 11 Petitions distinguish transactions and events that are directly associated with the reorganization from the operations of the business. Accordingly, revenues, expenses (including professional fees), realized gains and losses, and provisions for losses directly associated with the reorganization and restructuring of the business are reported in reorganization costs, net in our audited consolidated financial statements for the year ended December 29, 2013. The Predecessor’s consolidated balance sheet at December 30, 2012 distinguishes prepetition liabilities subject to compromise from liabilities that are not subject to compromise. Liabilities subject to compromise are reported at the amounts allowed as claims by the Bankruptcy Court, even if the claims may be settled for lesser amounts.

We adopted fresh-start reporting on the Effective Date in accordance with ASC Topic 852. The adoption of fresh-start reporting by us resulted in a new reporting entity for financial reporting purposes reflecting our capital structure and with no beginning retained earnings (deficit) as of the Effective Date. Any presentation of our consolidated financial statements as of and for periods subsequent to the Effective Date represents the financial position, results of operations and cash flows of a new reporting entity and will not be comparable to any presentation of the Predecessor’s consolidated financial statements as of and for periods prior to the Effective Date, and the adoption of fresh-start reporting. The consolidated financial statements as of and for the years ended December 30, 2012 and December 25, 2011 have not been adjusted to reflect any changes in the Predecessor’s capital structure as a result of the Plan nor have they been adjusted to reflect any changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting. See Note 2 of our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further details surrounding fresh-start reporting.

Revenue Recognition—Prior to the Publishing Spin-off, our primary sources of revenue related to the Publishing Business were from the sales of advertising space in our newspapers and other publications and on websites owned by, or affiliated with us; distribution of preprinted advertising inserts in its newspapers; sales of newspapers and other publications to distributors and individual subscribers; and the provision of commercial printing and delivery services to third parties, primarily other newspaper companies. Our primary sources of revenue related to our Television and Entertainment and Digital and Data businesses are from the sales of airtime on our television and radio stations as well as from the distribution of entertainment listings and syndicated content. We also recognize revenues from leases of our real estate. Newspaper advertising revenue was recorded, net of agency commissions, when advertisements were published in newspapers. Website advertising revenue was recognized ratably over the contract period or as services were delivered, as appropriate. Commercial printing and delivery services revenues, which were included in other publishing revenues, were recognized when the product was delivered to the customer or as services were provided, as appropriate. Proceeds from subscriptions were deferred and were included in revenue on a pro rata basis over the term of the subscriptions. Television and Entertainment revenue is recorded, net of agency commissions, when commercials are aired. Our television operations may trade certain advertising time for products or services, as well as barter advertising time for program material. Trade transactions are generally reported at the estimated fair value of the product or services received, while barter transactions are reported at our estimate of the value of the advertising time exchanged, which approximates the fair value of the program material received. Barter/trade revenue is reported when commercials are broadcast and expenses are reported when products or services are utilized or when programming airs. We record rebates when earned as a reduction of advertising revenue. Our Digital and Data revenue is primarily derived from licensing our video and music content to third parties as well as from direct and indirect display advertising. Subsequent to the acquisition of Gracenote on January 31, 2014 (see Note 5 to our 2014 third quarter unaudited condensed consolidated financial statements included in this registration statement for further information), we began recognizing revenue from software licensing arrangements in accordance with ASC Topic 985, “Software.”

Goodwill and Other Intangible Assets—We review goodwill and other indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350, “Intangibles—Goodwill and Other.” Under ASC Topic 350, the impairment review of goodwill and other intangible assets not subject to amortization must be based on estimated fair values. Goodwill and other intangibles not subject to amortization totaled $4.708 billion, $4.648 billion and $603 million at September 28, 2014, December 29, 2013 and December 30, 2012, respectively.

Our annual impairment review measurement date is in the fourth quarter of each year. The estimated fair values of the reporting units to which goodwill has been allocated are determined using many critical factors, including projected future operating cash flows, revenue and market growth, market multiples, discount rates and consideration of market valuations of comparable companies.

As of the fourth quarter of 2012 and 2013, we conducted our annual goodwill impairment test utilizing the two-step goodwill impairment test in accordance with ASC Topic 350. No impairment charges were recorded. In the fourth quarter of 2013, we recorded a non-cash pretax impairment charge of $1 million related to our FCC licenses in connection with our annual impairment review under ASC Topic 350. See Note 8 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information. No impairment charges were recorded in 2012.

The estimated fair values of other intangible assets subject to the annual impairment review, which include newspaper mastheads, FCC licenses and trade name, are generally calculated based on projected future discounted cash flow analyses. The determination of estimated fair values of goodwill and other indefinite-lived intangible assets requires many judgments, assumptions and estimates of several critical factors, including projected revenues and related growth rates, projected operating margins and cash flows, estimated income tax rates, capital expenditures, market multiples and discount rates, as well as specific economic factors such as market share for broadcasting and royalty rates for the newspaper mastheads and trade name intangibles. For our FCC licenses, significant assumptions also include start-up operating costs for an independent station, initial capital investments and market revenue forecasts. We utilized a 10% discount rate and terminal growth rates ranging from 1.75% to 2.25% to estimate the fair values of our FCC licenses in the fourth quarter of 2013. Fair value estimates for each of the our indefinite-lived intangible assets are inherently sensitive to changes in these estimates, particularly with respect to the FCC licenses. Adverse changes in expected operating results and/or unfavorable changes in other economic factors could result in non-cash impairment charges in the future under ASC Topic 350.

Impairment Review of Long-Lived Assets—In accordance with ASC Topic 360, “Property, Plant and Equipment,” we evaluate the carrying value of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset or asset group may be impaired. The carrying value of a long-lived asset or asset group is considered impaired when the projected future undiscounted cash flows to be generated from the asset or asset group over its remaining depreciable life are less than its current carrying value. We measure impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset or asset group. The fair value is determined primarily by using the projected future cash flows discounted at a rate commensurate with the risk involved as well as market valuations. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are reduced for an estimate of the cost to dispose or abandon.

No impairment charges under ASC Topic 360 were recorded during the three years in the period ended December 29, 2013. For the nine months ended September 28, 2014, we recorded charges totaling approximately $3 million to write down certain real estate properties to their estimated fair value, less the expected selling costs. Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate future undiscounted cash flows could result in additional non-cash impairment charges in the future under ASC Topic 360.

Income Taxes—Provisions for federal and state income taxes are calculated on reported pretax earnings based on current tax laws and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Taxable income reported to the taxing jurisdictions in which we operate often differs from pretax earnings because some items of income and expense are recognized in different time periods for income tax purposes. We provide deferred taxes on these temporary differences in accordance with ASC Topic 740. Taxable income also may differ from pretax earnings due to statutory provisions under which specific revenues are exempt from taxation and specific expenses are not allowable as deductions. The consolidated tax provision and related accruals include estimates of the potential taxes and related interest as deemed appropriate. These estimates are reevaluated and adjusted, if appropriate, on a quarterly basis. Although management believes its estimates and judgments are reasonable, the resolutions of our tax issues are unpredictable and could result in tax liabilities that are significantly higher or lower than that which has been provided by us.

ASC Topic 740 addresses the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under ASC Topic 740, a company may recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. ASC Topic 740 requires the tax benefit recognized in the financial statements to be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. See Note 15 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further discussion.

Our effective tax rate and income tax expense could vary from estimated amounts due to future impacts of various items, including changes in tax laws, tax planning as well as forecasted financial results. Management believes current estimates are reasonable, however, actual results can differ from these estimates.

Pension and Other Postretirement Benefits—Retirement benefits are provided to employees through defined benefit pension plans sponsored either by us or by unions. Under our company-sponsored plans, pension benefits are primarily a function of both the years of service and the level of compensation for a specified number of years, depending on the plan. It is our policy to fund the minimum for our company-sponsored pension plans as required by the Employee Retirement Income Security Act (“ERISA”). Contributions made to union-sponsored plans are based upon collective bargaining agreements. We also provide certain health care and life insurance benefits for retired employees. The expected cost of providing these benefits is accrued over the years that the employees render services. It is our policy to fund postretirement benefits as claims are incurred. Accounting for pension and other postretirement benefits requires the use of several assumptions and estimates. Actual experience or changes to these assumptions and other estimates could have a significant impact on our consolidated results of operations and financial position. See Note 16 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for a description of our defined benefit pension and postretirement plans and additional disclosures.

We recognize the overfunded or underfunded status of our defined benefit pension and other postretirement plans (other than a multiemployer plan) as an asset or liability in our consolidated balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss).

Weighted average assumptions used in 2013 and 2012 in accounting for pension benefits and other postretirement benefits were as follows:

	Pension Plans		Other Postretirement Plans
	2013	2012	2013	2012
Discount rate for expense	3.85%	4.10%	3.15%	3.65%
Discount rate for obligations	4.70%	3.85%	3.95%	3.15%
Increase in future salary levels for expense	3.50%	3.50%	—	—
Increase in future salary levels for obligations	3.50%	3.50%	—	—
Long-term rate of return on plans’ assets	7.50%	7.50%	—	—

Effective December 30, 2012, we began utilizing the Aon Hewitt AA-Only Bond Universe Yield Curve for discounting future benefit obligations and calculating interest cost. The Aon Hewitt yield curve represents the yield on high quality (AA and above) corporate bonds that closely match the cash flows of the estimated payouts for our benefit obligations. Prior to December 30, 2012, we had utilized the Citigroup Pension Discount Curve for discounting future benefit obligations and calculating interest cost. As of December 29, 2013, a 0.5% decrease in our discount rate assumption would result in a $4 million increase in our net pension income and a $0.2 million decrease in our other postretirement benefit expense.

We used a building block approach to determine our current 7.5% assumption for the long-term expected rate of return on pension plan assets. This approach included a review of actual historical returns achieved and anticipated long-term performance of each asset class. As of December 29, 2013, a 0.5% decrease in our long-term rate of return assumption would result in a $7.5 million decrease in our net pension income. Our pension plan assets earned a return of 10.9% and 12.7% in 2013 and 2012, respectively.

Our investment strategy with respect to our pension plan assets is to invest in a variety of investments for long-term growth in order to satisfy the benefit obligations of our pension plans. Accordingly, when making investment decisions, we endeavor to strategically allocate assets within asset classes in order to enhance long-term real investment returns and reduce volatility.

The actual allocations of our pension assets at December 29, 2013 and December 30, 2012 and target allocations by asset class were as follows:

	Percentage of Plan Assets
	Actual Allocations		Target Allocations
	2013	2012	2013	2012
Asset category:
Equity securities	55.0%	50.1%	50.0%	50.0%
Fixed income securities	38.8%	44.2%	45.0%	45.0%
Cash and other short-term investments	1.4%	1.0%	—	—
Other alternative investments	4.8%	4.7%	5.0%	5.0%

Total	100.0%	100.0%	100.0%	100.0%

Actual allocations to each asset class varied from target allocations due to market value fluctuations, timing, and overall market volatility during the year. The asset allocation is monitored on a quarterly basis and rebalanced as necessary. See Note 16 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for a description of the asset classes.

For purposes of measuring postretirement health care costs for 2013, we assumed a 7.5% annual rate of increase in the per capita cost of covered health care benefits. The rate was assumed to decrease gradually to 5% for 2019 and remain at that level thereafter. For purposes of measuring postretirement health care obligations at December 29, 2013, we assumed an 8.0% annual rate of increase in the per capita cost of covered health care benefits. The rate was assumed to decrease gradually to 5% for 2021 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. As of December 29, 2013, a 1% change in assumed health care cost trend rates would have the following effects (in thousands):

	1% Increase	1% Decrease
Service cost and interest cost	$190	$(171)
Projected benefit obligation	$3,233	$(2,921)

In 2013, we made contributions of $7 million to certain of our qualified pension plans and $6 million to our other postretirement plans. We expect to contribute approximately $11 million to our qualified pension plans and $7 million to our other postretirement plans in 2014.

Benefit payments expected to be paid under our qualified pension plans and other postretirement benefit plans are summarized below. The benefit payments reflect expected future service, as appropriate.

(in thousands)	Qualified Pension Plan Benefits	Other Postretirement Benefits
2014	$107,371	$6,687
2015	$109,928	$6,642
2016	$112,189	$6,307
2017	$114,210	$6,072
2018	$116,385	$5,761
Thereafter	$597,220	$24,217

As a result of the filing of the Chapter 11 Petitions, the Predecessor was not allowed to make postpetition benefit payments under its non-qualified pension plans unless otherwise approved by the Bankruptcy Court. The Predecessor’s obligations under these plans were subject to compromise as part of the Debtors’ Chapter 11 cases.

Accordingly, the liabilities under these plans are classified as liabilities subject to compromise in the Predecessor’s consolidated balance sheets at December 30, 2012 at the amounts allowed by the Bankruptcy Court.

In the third quarter of 2012, the Plan was confirmed which, among other things, resulted in adjustments to certain claims related to the Predecessor’s non-qualified pension plans that were otherwise contingent upon the confirmation of the Plan. As a result, the Debtors recorded losses totaling approximately $19 million related to increasing the Predecessor’s liabilities under its non-qualified pension plans pursuant to a settlement agreement. Such losses were included in reorganization costs, net in the Predecessor’s consolidated statement of operations for December 30, 2012. On the Effective Date, the Predecessor’s obligations with respect to these plans were reduced from $75 million to $26 million, which were paid under the Plan on or subsequent to the Effective Date. As a result, the Predecessor recognized a pretax gain of $49 million which is included in reorganization items, net in the Predecessor’s consolidated statement of operations for December 31, 2012.

In accordance with ASC Topic 715, “Compensation—Retirement Benefits,” unrecognized net actuarial gains and losses of the Predecessor were recognized in net periodic pension expense over approximately eight years, which represented the estimated average remaining service period of active employees expected to receive benefits, with corresponding adjustments made to accumulated other comprehensive income (loss). The Predecessor’s policy was to incorporate asset-related gains and losses into the asset value used to calculate the expected return on plan assets and into the calculation of amortization of unrecognized net actuarial loss over a four-year period. As a result of the adoption of fresh-start reporting, unamortized amounts previously charged to accumulated other comprehensive income (loss) were eliminated on the Effective Date (see Note 2 to our audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information). Our unrecognized net actuarial gains and losses will be recognized in net periodic pension expense over approximately 26 years, which represents the estimated average remaining life expectancy of the inactive participants receiving benefits, with corresponding adjustments made to accumulated other comprehensive income (loss) due to plans being frozen and participants are deemed inactive for purposes of determining remaining useful life. Our policy is to incorporate asset-related gains and losses into the asset value used to calculate the expected return on plan assets and into the calculation of amortization of unrecognized net actuarial loss over a four-year period.

Broadcast Rights—Broadcast rights recorded on our consolidated balance sheet consist of rights to broadcast syndicated programs and feature films and are stated at the lower of unamortized cost or estimated net realizable value. Pursuant to ASC Topic 920, “Entertainment—Broadcasters,” the total cost of these rights is recorded as an asset and a liability when the program becomes available for broadcast. Syndicated program rights for pre-produced, off-network programs are generally amortized using an accelerated method as programs are aired. Feature film rights and first-run syndicated program rights are amortized using the straight-line method. The current portion of broadcast rights represents those rights available for broadcast that are expected to be amortized in the succeeding year. We also have commitments for network and sports programming that are expensed on a straight-line basis as the programs are available to air. At September 28, 2014, December 29, 2013 and December 30, 2012, we had broadcast rights assets of $350 million, $167 million and $233 million, respectively.

Self-Insurance Liabilities—We self-insure for certain employee medical and disability income benefits, workers’ compensation costs and automobile and general liability claims. The recorded liabilities for self-insured risks are calculated using actuarial methods and are not discounted. We carry insurance coverage to limit exposure for self-insured workers’ compensation costs and automobile and general liability claims. Our deductibles under these coverages are generally $1 million per occurrence, depending on the applicable policy period. The recorded liabilities for self-insured risks at September 28, 2014, December 29, 2013 and December 30, 2012 totaled $46 million, $91 million and $92 million, respectively, and included $12 million classified as liabilities subject to compromise at December 30, 2012. On the Effective Date, approximately $1 million of the liabilities classified as liabilities subject to compromise were settled, discharged or otherwise satisfied pursuant to the terms of the Plan. The allowed amount of the remaining $12 million classified as liabilities subject to compromise was assumed by us as of the Effective Date.

New Accounting Standards—In August 2014, the FASB issued an Accounting Standards Update (“ASU”) No. 2014-15, “Presentation of Financial Statements - Going Concern (Subtopic 205-40).” The amendments in ASU 2014-15 require the management of all entities, in connection with preparing financial statements for each annual and interim reporting period, to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The amendments in ASU 2014-15 are effective for the annual period ending after December 15, 2016 and for annual periods and interim periods thereafter. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” The amendments in ASU No. 2014-09 create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance. The core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The amendments in ASU No. 2014-09 may be applied either retrospectively to each prior period presented or retrospectively with the cumulative effect of initially applying ASU No. 2014-09 at the date of initial application. We are currently evaluating adoption methods and the impact of adopting ASU No. 2014-09 on our consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” The amendments in ASU No. 2014-08 change the criteria for reporting discontinued operations for all entities. The amendments also require new disclosures about discontinued operations and disposals of components of an entity that do not qualify for discontinued operations reporting. The amendments in ASU No. 2014-08 should be applied prospectively to all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. We will be adopting ASU No. 2014-08 effective on the first day of the 2015 fiscal year. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive Income (Topic 220): Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU No. 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU No. 2013-02 is required to be applied prospectively in interim and annual periods beginning after December 15, 2012. Adoption of ASU No. 2013-02 did not have a material impact on our consolidated financial statements.

Item 3.	Properties

We own properties throughout the United States including offices, studios, industrial buildings, antenna sites and vacant land. We also lease certain properties from third parties. Certain of our owned properties are utilized for operations while other properties are leased to outside parties. The following table provides details of our properties as of October 31, 2014:

Television and Entertainment Segment	Owned(1)		Leased
	Square Feet	Acres	Square Feet
Office and studio buildings	1,279,143	93	522,818
Antenna land	—	781	—

Digital and Data Segment	Owned(1)		Leased
	Square Feet	Acres	Square Feet
Office buildings and other(2)	105,074	1	232,329

Other Real Estate	Owned(1)		Leased
	Square Feet	Acres	Square Feet
Corporate	—	—	33,027
Leased to outside parties(3)	4,801,085	248	—
Vacant: Properties to be sold	228,512	16
Vacant: Available for lease or redevelopment	1,507,010	60	—

(1)	Square feet represent the amount of office, studio or other building space currently utilized, while acres represent the land on which these offices, studios and other buildings are located.
(2)	Includes approximately 64,489 square feet of property leased outside the United States.
(3)	We retained all owned real estate in the Publishing Spin-off transaction and have entered into lease and license agreements with Tribune Publishing for continued use of the applicable facilities. These lease arrangements with Tribune Publishing cover approximately 4.1 million square feet. Tribune Publishing currently represents our largest third-party tenant.

Included in the above are buildings and land available for redevelopment. These include excess land, underutilized buildings and older facilities located in urban centers. We estimate approximately 5.1 million square feet and 368 acres are available for full or partial redevelopment. Specific redevelopment properties include portions of the Los Angeles Times Building in Los Angeles, Tribune Tower and the Freedom Center facilities in Chicago, a vacant printing facility in Costa Mesa and other sites in locations such as Baltimore, Ft. Lauderdale and Orlando. The redevelopment opportunities are subject to satisfying applicable legal requirements and receiving governmental approvals.

We believe our properties are in satisfactory condition, are well maintained and are adequate for current use.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

The following table shows the amount of our common stock beneficially owned as of October 31, 2014, by those known to us to beneficially own more than 5% of our common stock and Warrants, by our directors and named executive officers individually and by our directors and all of our executive officers as a group.

The percentage of shares outstanding provided in the table is based on 94,751,047 shares of our Class A Common Stock and 2,913,764 shares of our Class B Common Stock outstanding as of October 31, 2014. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The SEC’s rules generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the voting power or investment power, which includes the power to dispose of those securities. The rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options held by that person that are immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Under these rules, one or more persons may be a deemed beneficial owner of the same securities and a person may be deemed a beneficial owner of securities to which such person has no economic interest. For purposes of calculating the total percentage beneficially owned only, we have assumed the exercise of all Warrants by all holders of Warrants into shares of Class A Common Stock. As of October 31, 2014, there were 2,505,816 Warrants outstanding.

Unless otherwise indicated, the address for each beneficial owner who is also a director or executive officer is 435 North Michigan Avenue, Chicago, Illinois 60611.

Name and Address of Owner	Class of Common Stock	Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned	Total Percentage Beneficially Owned**
Principal shareholders:
Oaktree Tribune, L.P.(1)	Class A	18,765,484		19.8%	18.7%
Investment funds managed by Angelo, Gordon & Co. L.P.(2)	Class A	8,977,808		9.5%	9.0%
Entities affiliated with JPMorgan Chase Bank, N.A.(3)	Class A	8,026,149		8.5%
	Class B	477,086		16.4%

	Total	8,503,235			8.5%
Franklin Mutual Advisers LLC(4)	Class A	3,749,113		4.0%
	Class B	2,357,145		80.9%

	Total	6,244,727	(5)		6.2%
Named executive officers and directors:
Peter Liguori	Class A	39,112		*	*
Craig A. Jacobson	Class A	21,001		*	*
Bruce A. Karsh(6)	Class A	5,906		*	*
Ross Levinsohn	Class A	5,546		*	*
Kenneth Liang(6)	Class A	5,732		*	*
Peter E. Murphy	Class A	5,882		*	*
Laura R. Walker	Class A	497		*	*
Steven Berns	Class A	5,428		*	*
Chandler Bigelow	Class A	10,247		*	*
Edward P. Lazarus	Class A	8,044		*	*
Lawrence Wert	Class A	7,613		*	*
Melanie Hughes	Class A	1,404		*	*
Eddy W. Hartenstein(7)	Class A	1,173		*	*
All current directors and executive officers as a group (14 persons)(8)	Class A	116,412		*	*

*	Represents less than one percent
**	For purposes of calculating this percentage only, we have assumed the exercise of all Warrants by all holders of Warrants into shares of Class A Common Stock.

(1)	According to information provided to Tribune by Oaktree Capital Management, L.P., as of October 31, 2014, Oaktree Tribune, L.P. beneficially owned 18,765,484 shares of Tribune Class A Common Stock. The general partner of Oaktree Tribune, L.P. is Oaktree AIF Investments, L.P. (“AIF Investments”). The general partner of AIF Investments is Oaktree AIF Holdings, Inc. (“AIF Holdings”). The holder of all of the voting shares of AIF Holdings is Oaktree Capital Group Holdings, L.P. (“OCGH”). The general partner of OCGH is Oaktree Capital Group Holdings GP, LLC (“OCGH GP”). The media company business of OCGH GP is managed by a media company committee, which controls the decisions of OCGH GP with respect to the vote and disposition of the shares held by Oaktree Tribune, L.P. The members of such committee are Howard S. Marks, Bruce A. Karsh, John B. Frank, David M. Kirchheimer and Stephen A. Kaplan. All members of such committee disclaim beneficial ownership of the shares shown as beneficially owned by Oaktree Tribune, L.P. Excludes 11,638 shares of Tribune Class A Common Stock held by OCM FIE, LLC, an Oaktree affiliated entity. The address of Oaktree Tribune, L.P. is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.
(2)	According to information provided to Tribune by Angelo, Gordon & Co. L.P., as of October 31, 2014, investment funds managed by Angelo, Gordon & Co. L.P. beneficially owned 8,977,808 shares of Tribune Class A Common Stock. The address of Angelo, Gordon & Co. L.P. is 245 Park Ave, 26th Floor, New York, NY 10167.
(3)	According to information provided to Tribune by JPMorgan Chase & Co., as of October 31, 2014, certain subsidiaries of JPMorgan Chase & Co. beneficially owned 8,026,149 shares of Tribune Class A Common Stock and 477,086 shares of Tribune Class B Common Stock. JPMorgan Chase & Co. is a publicly traded company. The address of JPMorgan Chase & Co. is 270 Park Ave., New York, NY 10017.
(4)	According to information provided to Tribune by Franklin Mutual Advisers LLC, as of October 31, 2014, investment funds managed by Franklin Mutual Advisers LLC beneficially owned 3,749,113 shares of Tribune Class A Common Stock, 2,357,145 shares of Tribune Class B Common Stock and 138,469 Warrants. The address of Franklin Mutual Advisers LLC is 101 John F. Kennedy Parkway, Short Hills, NJ 07078.
(5)	Amount includes 138,469 shares issuable upon the exercise of Warrants held by Franklin Mutual Advisors LLC, which are exercisable at any time.
(6)	Mr. Liang and Mr. Karsh’s shares are held by OCM FIE, LLC, an Oaktree affiliated entity. Does not include 18,765,484 shares of Tribune Class A Common Stock held by Oaktree Tribune, L.P. Messrs. Liang and Karsh are directors of Tribune and executives of Oaktree Capital Management, L.P. They disclaim any beneficial ownership of the shares held by investment funds associated with or designated by Oaktree Capital Management, L.P. The address for Mr. Liang and Mr. Karsh is c/o Oaktree Capital Management L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.
(7)	Mr. Hartenstein is no longer an employee or director of Tribune. The business address for Mr. Hartenstein is c/o Tribune Publishing Company, 435 North Michigan Avenue, Chicago, IL 60611.
(8)	For each of the executive officers (other than Mr. Batter), includes options to purchase shares of Class A Common Stock which are currently exercisable or which will become exercisable within 60 days of the determination date. For Mr. Murphy, includes shares underlying deferred stock units.

Item 5.	Directors and Executive Officers

The following table sets forth information as of the date of this filing regarding each of our executive officers and current directors:

Name	Age	Positions
Peter Liguori	54	Director, President and Chief Executive Officer
Steven Berns	50	Executive Vice President and Chief Financial Officer
Chandler Bigelow	45	Executive Vice President, Chief Business Strategies and Operations Officer
Melanie Hughes	51	Executive Vice President, Human Resources
Edward P. Lazarus	55	Executive Vice President, General Counsel and Corporate Secretary
John Batter	51	Chief Executive Officer, Gracenote and EVP Tribune Media
Matthew Cherniss	42	President and General Manager, WGN America & Tribune Studios
Lawrence Wert	58	President, Broadcast Media
Craig A. Jacobson	62	Director
Bruce A. Karsh	59	Chairman of the Board
Ross Levinsohn	51	Director
Kenneth Liang	53	Director
Peter E. Murphy	52	Director
Laura R. Walker	57	Director

Biographies

The present principal occupations and recent employment history of each of the executive officers and directors listed above are as follows:

Peter Liguori has been a director since December 31, 2012 and has been President and Chief Executive Officer since January 2013. From July 2012 to January 2013, Mr. Liguori served as an operating executive for The Carlyle Group’s telecommunications and media team. Mr. Liguori previously served as chief operating officer of Discovery Communications, Inc., a global media and entertainment company, from January 2010 to December 2012. Before joining Discovery in 2009, Mr. Liguori served as chairman of entertainment for the Fox Broadcasting Company, a commercial broadcast television network. Prior to assuming that position in 2005, Mr. Liguori was president and chief executive officer of News Corporation’s FX Networks since 1998, overseeing business and programming operations for FX and Fox Movie Channel. Mr. Liguori joined Fox/Liberty Networks in 1996 as senior vice president, marketing, for a new joint venture, which now includes Fox Sports Net, FX, Fox Sports World, SPEED and National Geographic Channel. Prior to joining Fox, Mr. Liguori was vice president, consumer marketing, at HBO, a cable and satellite television network. He also held several positions in HBO’s Home Video Division, including vice president, marketing, and senior vice president, marketing. Liguori also has experience as a producer of the widely acclaimed independent feature film, “Big Night.” Prior to HBO, he worked in advertising at Ogilvy & Mather and Saatchi & Saatchi. Mr. Liguori previously served on the boards of directors of Yahoo! Inc. from May 2012 to May 2014, and Metro-Goldwyn-Mayer Studios Inc. from March 2012 to January 2014.

Specific qualifications, experience, skills and expertise include:

•	Operating and management experience;

•	Core business skills, including operations and strategic planning; and

•	Deep understanding of the media industry.

Craig A. Jacobson has been a director since December 31, 2012 and is a member of the Audit Committee and the Compensation Committee. Mr. Jacobson is a founding partner at the law firm of Hansen, Jacobson, Teller, Hoberman, Newman, Warren, Richman, Rush & Kaller, L.L.P., where he has practiced entertainment law since June 1987. Mr. Jacobson is a member of the board of directors and audit committee of Expedia, Inc. and presently serves on the board of directors of Charter Communications, Inc., where he previously served as a member of its audit committee until 2013. Mr. Jacobson was a director of Ticketmaster Entertainment, Inc. from August 2008 until its merger with Live Nation, Inc. in January 2010. Mr. Jacobson also previously served on the board of Aver Media LP, a privately held Canadian lending institution and Eventful, Inc., a digital media company.

Specific qualifications, experience, skills and expertise include:

•	Extensive familiarity with the creative and business aspects of the cable and syndicated television industries;

•	Extensive previous public company board experience; and

•	Deep understanding of the media industry, including the motion picture, television and digital businesses.

Bruce A. Karsh has been a director since December 31, 2012 and is a member of the Compensation Committee and the Nominating and Corporate Governance Committee. Mr. Karsh is a co-founder of Oaktree Capital Management, L.P., formerly Oaktree Capital Management, LLC, a Los Angeles-based institutional money management firm where he is currently president, co-chairman and chief investment officer, as well as a portfolio manager for Oaktree’s distressed opportunities and value opportunities strategies. Prior to co-founding Oaktree, Mr. Karsh was a managing director of the TCW Asset Management Company and the portfolio manager of its Special Credits Funds for seven years. Prior to joining TCW, Mr. Karsh worked as assistant to the chairman of Sun Life Insurance Company of America and of SunAmerica, Inc., its parent. Prior to that, Mr. Karsh was an attorney with the law firm of O’Melveny & Myers LLP. Mr. Karsh currently serves on the board of directors of Oaktree Capital Group, LLC and previously served as a director of Charter Communications, Inc., and LBI Media Holdings, Inc. Mr. Karsh also serves on the Duke University Board of Trustees.

Specific qualifications, experience, skills and expertise include:

•	Expertise in corporate finance and investment management;

•	Core business skills, including operations and strategic planning; and

•	Deep understanding of the media industry.

Ross Levinsohn has been a director since December 31, 2012 and is a member of the Audit Committee and the Nominating and Corporate Governance Committee. Mr. Levinsohn recently served as chief executive officer at Guggenheim Digital Media, a financial services and asset management firm, from January 2013 to June 2014. Mr. Levinsohn previously served as interim chief executive officer and executive vice president, head of global media at Yahoo! Inc., a multinational internet company, from October 2010 to August 2012. Prior to that post he was executive vice president of the Americas region for Yahoo!. Mr. Levinsohn co-founded Fuse Capital, an investment and strategic equity management firm focused on investing in and building digital media and communications companies. Prior to Fuse Capital, Mr. Levinsohn spent six years at News Corporation, serving as senior vice president and then president of Fox Interactive Media. Mr. Levinsohn also held senior management positions with AltaVista, CBS Sportsline and HBO. Mr. Levinsohn currently serves on the board and audit committee of Millennial Media, Inc., and on the board of Zefr, Inc., which provides solutions for professional content owners on YouTube, and the National Association of Television Program Executives (NATPE), and previously held board positions with Freedom Communications, Inc., Napster, Inc., Generate, BBE Sound, Crowd Fusion and True/Slant.

Specific qualifications, experience, skills and expertise include:

•	Operating and management experience;

•	Core business skills, including operations and strategic planning; and

•	Deep understanding of the media industry.

Kenneth Liang has been a director since December 31, 2012 and is a member of the Compensation Committee. Mr. Liang is a managing director and head of restructurings in the opportunities fund group of Oaktree Capital Management, L.P., formerly Oaktree Capital Management, LLC, a Los Angeles-based investment management firm. Mr. Liang coordinates all restructurings of investments in Oaktree’s distressed opportunities and value opportunities strategies. Mr. Liang has been active in numerous creditors’ steering committees, including our restructuring, as well as the restructurings of CIT Group Inc., Enron Corporation, MCI WorldCom, Charter Communications, Inc. and Nine Entertainment Co. (a leading TV network in Australia). Mr. Liang has worked with a number of Oaktree’s portfolio companies including Jackson Square Aviation, LLC (aircraft leasing), Tekni-Plex Inc. (packaging and tubing manufacturer) and Taylor Morrison (North American homebuilder). From Oaktree’s formation in 1995 until June 2001, Mr. Liang was Oaktree’s general counsel. Earlier, he served as a senior vice president at TCW Group, Inc. with primary legal and restructuring responsibility for special credits funds investments and, before that, he was an associate at the law firm of O’Melveny & Myers LLP.

Specific qualifications, experience, skills and expertise include:

•	Extensive corporate finance and investment experience;

•	Core business skills, including financial and strategic planning; and

•	Legal and restructuring experience.

Peter E. Murphy has been a director since December 31, 2012 and is a member of the Audit Committee and the Nominating and Corporate Governance Committee. Mr. Murphy is the chief executive officer of Wentworth Capital Management, which he founded in January 2007, a private investment and venture capital firm focused on media, technology, and branded consumer businesses. Mr. Murphy previously served as president, strategy & development of Caesars Entertainment Corp., an Apollo-TPG portfolio company and the world’s largest gaming company, from August 2009 to July 2011. Prior to Caesars, Mr. Murphy was an operating partner at Apollo Global Management, LLC focused on media and entertainment investing. Previously, Mr. Murphy spent 18 years at The Walt Disney Company in senior executive roles, serving as Disney’s senior executive vice president, chief strategic officer, senior advisor to the chief executive officer, a member of Disney’s executive management committee, and chief financial officer of ABC, Inc. Mr. Murphy currently serves on the board of directors of Malibu Boats, LLC, where he also serves as chairman of the compensation committee, and Revel Entertainment Group, where he also serves as chairman of the board, and he also serves as a board advisor to DECA TV. He previously served on the board of directors of Fisher Communications and Dial Global.

Specific qualifications, experience, skills and expertise include:

•	Operating and management experience;

•	Core business skills, including financial and strategic planning; and

•	Deep understanding of the media and entertainment industry.

Laura R. Walker has been a director since July 14, 2014 and is a member of the Compensation Committee. Since December 1995, Ms. Walker has been the president and chief executive officer of New York Public Radio, which owns and operates WNYC-FM, WNYC-AM, WQXR, WQXW, New Jersey Public Radio, The Jerome L. Greene Performance Space and a variety of digital properties, including wnyc.org, wqxr.org and thegreenespace.org. Ms. Walker began her professional career as a journalist and producer at National Public

Radio, where she received a Peabody Award for Broadcast Excellence. In 1983, she joined the staff of Carnegie Hall, where she launched the award-winning series AT&T Presents Carnegie Hall Tonight. She joined the Sesame Workshop (formerly Children’s Television Workshop) in 1987, where for eight years she worked on programming and development initiatives, and led the organization’s efforts to establish a cable television channel (now Noggin). In addition to the New York Public Radio Board of Trustees, Ms. Walker sits on the boards of Saint Ann’s School, the Women’s Forum of New York, Inc., the Yale Center for Customer Insights, Claims Processing Facility, Inc., the Hudson Square Connection and Eagle Picher Industries Asbestos Trust, where she also serves as the chair of the audit committee. She is the chair of the Station Resource Group. Previously, Ms. Walker sat on the Board of Advisors for the Yale School of Management and the board of directors for Public Radio International.

Specific qualifications, experience, skills and expertise include:

•	Operating and management experience;

•	Core business skills, including operations and marketing; and

•	Deep understanding of the media and radio industry.

Steven Berns has served as Executive Vice President and Chief Financial Officer since July 2013. From May 2009 to May 2013, Mr. Berns served as the executive vice president and chief financial officer of Revlon, Inc., a worldwide cosmetics and beauty products company. Prior to that time, Mr. Berns was chief financial officer of Tradeweb Markets, LLC, a leading over-the-counter, multi-asset class online marketplace, and a pioneer in the development of electronic trading and trade processing, since November 2007. From November 2005 until July 2007, Mr. Berns served as president, chief financial officer and director of MDC Partners Inc. and from September 2004 to November 2005, Mr. Berns served as vice chairman and executive vice president of MDC Partners. Prior to that, Mr. Berns was the senior vice president and treasurer of Interpublic Group of Companies, Inc., an organization of advertising agencies and marketing services companies from August 1999 until September 2004. Before that, Mr. Berns held a variety of positions in finance at Revlon, Inc. from April 1992 until August 1999, becoming vice president and treasurer in 1996. Prior to joining Revlon in 1992, Mr. Berns worked at Paramount Communications, Inc. and at a predecessor public accounting firm of Deloitte & Touche LLP. Mr. Berns is a Certified Public Accountant. Mr. Berns currently serves as a director and chairman of the audit committee of Shutterstock, Inc., a global marketplace for licensed imagery. He served as a director and member of the audit and compensation committees for LivePerson, Inc. from April 2002 until June 2011.

Chandler Bigelow has served as Executive Vice President, Chief Business Strategies and Operations Officer since July 2013. Mr. Bigelow helps lead the ongoing transformation of our traditional media businesses, and oversees our equity investments and real estate portfolio. Mr. Bigelow served as our Executive Vice President, Chief Financial Officer from April 2008 to July 2013, overseeing all corporate finance functions, including financial reporting, tax, audit and treasury. Prior to that, he served as Vice President, Treasurer with responsibility for our financing activities, cash management, short-term and retirement fund investments and risk-management programs beginning 2003. Previously, Mr. Bigelow was Assistant Treasurer since 2001 and served as director/corporate finance from 2000 to 2001. He joined Tribune in 1998 as part of the Tribune Financial Development Program and became corporate finance manager in 1999. Prior to Tribune, Bigelow was manager of investor relations for Spyglass, Inc., an internet software company, from 1996 to 1997. In 1994, he co-founded Brainerd Communicators, Inc., an investor relations firm, where he served as vice president through 1995. He is a board member for the Guild of the Chicago Botanic Garden and of the Springboard Foundation in Chicago.

Melanie Hughes has served as Executive Vice President, Human Resources since May 2013. August 2012 to May 2013, she was president of Org4Change, an organizational consulting firm. She previously served as chief administrative officer for Gilt Groupe, the online shopping website, from April 2009 to August 2012, where she was responsible for customer service, creative services, human resources, facilities and sales operations.

Edward P. Lazarus has served as Executive Vice President, General Counsel and Corporate Secretary since January 2013. From February 2012 to January 2013, he worked as an independent consultant and attorney. He previously served as chief of staff to the chairman of the Federal Communications Commission, Julius Genachowski, from July 2009 to February 2012. In that capacity, he oversaw policy development and implementation, strategic planning, communications, legislative and intergovernmental affairs, and agency management. From 2000 to 2009, Mr. Lazarus practiced law at Akin Gump Strauss Hauer & Feld LLP, where he launched the firm’s appellate section, chaired the national litigation steering committee, and was elected to the management committee.

John Batter has served as Chief Executive Officer, Gracenote and EVP Tribune Media since August 2014. From August 2011 to August 2014, Mr. Batter was chief executive officer and a member of the board of directors of M-Go, a digital TV and movie streaming service offered jointly by DreamWorks Animation SKG, Inc. and Technicolor SA. Prior to M-Go, Mr. Batter served as president, production of DreamWorks Animation from January 2006 to August 2011.

Matthew Cherniss has served as President and General Manager, WGN America & Tribune Studios since April 2013. Mr. Cherniss previously served as senior vice president, production for Warner Bros. Entertainment Inc., a film, television and music entertainment company from April 2011 to April 2013. From September 2008 to April 2011, Mr. Cherniss served as executive vice president, programming for Fox Broadcasting Company, a commercial broadcast television network.

Lawrence Wert has served as President, Broadcast Media since February 2013. Mr. Wert, who has over 30 years of experience in the broadcasting industry, is responsible for overseeing the strategy and day-to-day activities of our 42 owned or operated television stations and our Chicago radio station, WGN. He previously was the president and general manager of WMAQ-TV, the NBC owned and operated station in Chicago. Mr. Wert serves on the board of directors for several charities, including the Museum of Broadcast Communications, the Children’s Brittle Bond Foundation, Catholic Charities, and Chicagoland Chamber of Commerce.

Board and Committee Membership

Our Board of Directors is currently composed of seven directors. Our second amended and restated certificate of incorporation provides for a classified board of directors, with members of each class serving staggered three-year terms. We have two directors in Class I (Mr. Jacobson and Ms. Walker), two directors in Class II (Messrs. Liang and Liguori) and three directors in Class III (Messrs. Karsh, Levinsohn and Murphy). Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. See “Item 11. Description of Registrant’s Securities to be Registered—Anti-Takeover Effects of Various Provisions of Delaware Law, Our Second Amended and Restated Certificate of Incorporation and Our Amended and Restated By-laws—Classified Board of Directors.”

Our Board of Directors has the following committees, each of which operate under a written charter that will be available on our website prior to listing.

Audit Committee

The Audit Committee, which consists of Messrs. Murphy (Chair), Jacobson and Levinsohn, has the responsibility for, among other things, assisting the Board of Directors in reviewing our financial reporting and other internal control processes, our financial statements, the independent auditors’ qualifications and independence, the performance of our internal audit function and independent auditors and our compliance with legal and regulatory requirements and our code of business conduct and ethics. The charter of our Audit Committee will be available without charge on the investor relations portion of our website upon listing.

Peter E. Murphy is expected to be identified as an “audit committee financial expert” as that term is defined in the rules and regulations of the SEC.

Compensation Committee

The Compensation Committee, which consists of Messrs. Jacobson (Chair), Liang and Karsh and Ms. Walker, has the responsibility for reviewing and approving the compensation and benefits of our employees, directors and consultants, administering our employee benefits plans, authorizing and ratifying stock option grants and other incentive arrangements and authorizing employment and related agreements. The charter of our Compensation Committee will be available without charge on the investor relations portion of our website upon listing.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, which consists of Messrs. Levinsohn, Karsh and Murphy, has the responsibility, among its other duties and responsibilities, for identifying and recommending candidates to the board of directors for election to our Board of Directors, reviewing the composition of the Board of Directors and its committees, developing and recommending to the Board of Directors corporate governance guidelines that are applicable to us, and overseeing board of directors evaluations. The charter of our Nominating and Corporate Governance Committee will be available without charge on the investor relations portion of our website upon listing.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our Board of Directors has adopted Corporate Governance Guidelines and a Code of Business Conduct and Ethics for directors, officers and employees. The Corporate Governance Guidelines set forth our policies and procedures relating to corporate governance and will comply with the requirements of the NYSE. Our Corporate Governance Guidelines will be available on our website as of the time of our listing on the NYSE. The Code of Business Conduct and Ethics will be applicable to our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and other senior officers, in accordance with applicable rules and regulations of the SEC and the NYSE. Our Code of Business Conduct and Ethics will be available on our website as of the time of our listing on the NYSE.

Director Nomination Process

Our Nominating and Corporate Governance Committee has developed criteria for filling vacant board of directors positions, taking into consideration such factors as it deems appropriate, including the candidate’s education and background, his or her general business experience and familiarity with our business and whether he or she possesses unique expertise or perspective that will be of value to us. After completing this evaluation, the Nominating and Corporate Governance Committee makes recommendations to the full Board of Directors which in turn make the final determination whether to nominate or appoint the new director after considering the Nominating and Corporate Governance Committee’s recommendation.

Item 6.	Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (“CD&A”) describes material elements of our compensation philosophy, summarizes its compensation programs, and reviews compensation decisions for the following Named Executive Officers (the “NEOs”):

Name	Title
Peter Liguori	Chief Executive Officer
Steven Berns	Executive Vice President, Chief Financial Officer
Lawrence Wert	President, Broadcast Media
Chandler Bigelow	Executive Vice President, Chief Business Strategies and Operations Officer; also Former Executive Vice President, Chief Financial Officer
Edward P. Lazarus	Executive Vice President, General Counsel and Corporate Secretary
Melanie Hughes	Executive Vice President, Human Resources
Eddy W. Hartenstein	Former President and Chief Executive Officer

Repositioned for Excellence and Growth

2013 was a year of transformative change at the Company. Having emerged from bankruptcy on December 31, 2012, 2013 was a year of strategic, operational, and organizational repositioning. Key elements of the transformation continue in 2014 and combine to position us and Tribune Publishing, with solid foundations for sustainable operations and growth.

Key actions and milestones in 2013 include the following:

•	Hired a new Chief Executive Officer, Peter Liguori, and several other key executives;

•	Acquired Local TV adding 19 TV stations in 16 markets;

•	Secured significant retransmission consent agreements which significantly increase revenue and profits of the broadcasting business;

•	Realigned non-editorial functions across all publishing operations for greater efficiency and effectiveness;

•	Completed preparations for the Publishing Spin-off, which occurred on August 4, 2014;

•	Completed start-up of Tribune Studios, Tribune Digital Ventures, and Tribune Real Estate Holdings; and

•	Announced the acquisition of Gracenote in late 2013, which will position us to be a leading provider of meta data.

The results of these and other key initiatives had dramatic impact on value creation for our shareholders. As of December 29, 2013 we created $2.6 billion in equity value since emergence, increasing stock value by 57%.

Contributions of the NEOs in 2013

Peter Liguori

Mr. Liguori was hired in January 2013 and presided over our business transformation in 2013. Through Mr. Liguori’s stewardship, we have achieved strong performance results, even while navigating the aftermath of bankruptcy emergence. Mr. Liguori’s contributions in 2013 included strategic input and oversight of all activities associated with:

•	Consummation of the acquisition of Local TV;

•	The startup of Tribune Studios, Tribune Digital Ventures and Tribune Real Estate Holdings;

•	Preparation for the acquisition of Gracenote; and

•	Preparation for the Publishing Spin-off.

Steven Berns

Mr. Berns joined the Company in July 2013, and since that time has presided over the financial aspects of the Company’s restructuring activities. Mr. Berns’ contributions in 2013 included:

•	Leadership over planning and preparations relating to the Publishing Spin-off;

•	Confirmation of our credit rating;

•	Favorable financing of Local TV Acquisition and refinancing of our post-emergence debt;

•	Leadership of internal budgeting and external disclosure processes;

•	Successful restructuring and streamlining of technology departments; and

•	Addition of key personnel to improve operations within the financial, information technology and investor relations functions.

Lawrence Wert

In 2013, Mr. Wert had broad oversight over day-to-day activities of our owned or operated television stations and our radio stations WGN and WGWG. Mr. Wert’s contributions in 2013 included:

•	Oversight of station management;

•	Leadership of the broadcasting operations, which contributed to market share growth for the broadcasting business in the second half of 2013;

•	Upgrade of the senior management team and other key positions within broadcasting; and

•	Integration of Local TV.

Chandler Bigelow

Until the hiring of Steven Berns in July 2013, Mr. Bigelow continued in his role as our acting Chief Financial Officer. Upon Mr. Berns’ assumption of the ongoing Chief Financial Officer role in July 2013, Mr. Bigelow assumed the role of Executive Vice President, Chief Business Strategies and Operations Officer. In this new role, Mr. Bigelow is also responsible for the Company’s equity investments, including its minority stake in Television Food Network, CV and CareerBuilder.

Mr. Bigelow’s contributions through the bankruptcy proceedings and his knowledge, experience, and efforts following bankruptcy emergence helped ensure our success. As Executive Vice President, Chief Business Strategies and Operations Officer, Mr. Bigelow’s contributions in 2013 included strategic input and oversight of all activities associated with:

•	Realignment of our operations;

•	Integration of Local TV;

•	Preparation for the Publishing Spin-off; and

•	The continued restructuring of our positioning within the broadcast, content creation, and digital industries.

Edward P. Lazarus

Mr. Lazarus is responsible for all of our legal affairs, including transactions, regulatory matters, and litigation, as well as employment, compliance, and other legal policy matters. Mr. Lazarus’s contributions in 2013 included:

•	Securing Local TV and other transactions;

•	Preparation for the Publishing Spin-off;

•	Guiding numerous negotiations and dispute resolution efforts; and

•	Establishing our post-emergence corporate and Board of Directors governance infrastructure.

Melanie Hughes

Melanie Hughes was appointed Executive Vice President, Human Resources for the Company in May 2013. She is responsible for overseeing all of our human resources functions, including recruitment, compensation and benefits, organizational development, and employee relations.

In 2013, Ms. Hughes presided over the following activities and accomplishments:

•	Building a new senior management team and related performance expectations;

•	Integration of Local TV;

•	Organization re-engineering and change management initiatives;

•	Rebuilding the Human Resources function; and

•	Introduction of new performance management and reward systems.

Eddy W. Hartenstein

At the beginning of 2013, Mr. Hartenstein served as our President and Chief Executive Officer. Mr. Hartenstein led the Company through the emergence from bankruptcy, and continued to serve as President and Chief Executive Officer until Mr. Liguori’s assumption of the role on January 17, 2013.

Mr. Hartenstein’s contributions in 2013 to these roles included:

•	Assistance with the smooth transition of Peter Liguori into his role of Chief Executive Officer;

•	Identification of $90 million in efficiencies for the Publishing Business; and

•	Inception of the initiative to move the Publishing Business to a more digital future.

Overview of the Compensation Program

2013 Compensation Highlights

In response to our January 2013 emergence from bankruptcy and the scope of the business transformation, a new executive pay program was developed in 2013 to align senior executive pay with post-emergence business imperatives and to facilitate the attraction and on-boarding of new executives. In 2013, a common platform of performance-oriented pay replaced transitional pay arrangements, and employment agreements were executed to secure the services of key executives recruited to provide leadership during a new phase of post-emergence operations. Highlights of compensation actions taken in 2013 include:

•	Development of an overarching pay philosophy guiding pay plan designs and pay levels;

•	Establishment of a pay benchmarking peer group of companies for purposes of aligning pay practices and pay levels with relevant talent market and industry standards;

•	Establishment of all pay levels and designs for each NEO, consistent with the new pay philosophy and desired competitive pay positioning in relation to the peer community;

•	Design and implementation of incentive pay programs and individual opportunities for the broader executive team, including annual and long-term incentive opportunities;

•	Recruitment and hiring of five NEOs to help lead our post-emergence realignment, and negotiation of new employment arrangements that enabled us to hire this top talent and that aligned with our overarching pay philosophy; and

•	Establishment and implementation of equity plan documents, including the Tribune Company 2013 Equity Incentive Plan (the “2013 Equity Incentive Plan”), employment agreements, and equity incentive award agreements covering the NEOs, and delineation of the rights and limitations associated with the post-emergence pay arrangements.

Pay Philosophy

Our executive compensation program is designed to promote attainment of post-emergence operating imperatives and long-term enterprise strategies that create shareholder value. The Compensation Committee and management developed our post-emergence executive pay program in support of the fundamental pay philosophy guidelines described below.

In furtherance of our strategic operating imperatives and the executive pay philosophy, the pay program was designed to:

•	Establish a tight linkage between total compensation received and business results and value creation;

•	Encourage the profitable realignment of core businesses;

•	Support the attraction and retention of a highly capable leadership team;

•	Facilitate the successful spin-off of the Publishing Business; and

•	Align pay opportunities with short- and long-term strategic performance targets, as well as shareholder value creation.

Pay Mix and Competitive Targeting

NEO compensation is weighted towards variable compensation (annual and long-term incentives), where actual amounts earned may differ from targeted amounts based on our and individual performance. Each NEO has a target total compensation opportunity that is assessed annually by the Compensation Committee (and by the independent directors, in the case of the Chief Executive Officer) to ensure alignment with our compensation objectives and market practice. In general, total targeted annualized pay (as well as each major component of pay) is sought to be aligned with the median levels among similarly situated executives at the peer companies. The total annualized targeted pay of our NEOs in 2013 fell within 15% of the peer median level, with the average deviation from median being 10%.

In addition to the desire to generally align with the median total targeted compensation of the peer companies, the Compensation Committee sought to achieve relative parity of pay opportunity and incentive mix among the NEOs. While some differences exist due primarily to individualized hiring negotiations with incoming NEOs, the pay philosophy generally provides for an equal split of compensation value between base pay, targeted bonus, and long-term incentive grant value (other than for the Chief Executive Officer, whose pay mix is more heavily weighted toward long-term incentives).

The employment agreement of each of the NEOs, other than Mr. Hartenstein, defines a specific breakdown of intended base pay, targeted bonus, and long-term incentive grant values. As the following charts reflect, 75%

of Chief Executive Officer intended annual target compensation and 67% of other NEO intended target annual compensation is variable with performance, including stock price performance.

In 2013, the hiring of senior executives required the introduction of one-time sign-on equity awards for some newly hired NEOs. Given the one-time nature of these sign-on equity awards, their values have not been included in the above reflection of the pay mix breakdown. If these values had been included, the percentage of total targeted pay represented by incentive vehicles would be higher than that reflected in the above graphics.

In addition, awards of performance share units (“PSUs”) were made to each of the NEOs (other than Mr. Bigelow) in 2013. However, the performance metrics were not established in 2013, and therefore, there was no expense associated with such grants. As such, the value of the 2013 PSUs does not appear in the compensation tables in this registration statement. However, since these awards were, in fact, granted and communicated to the NEOs in 2013, and because they are an integral part of the overall long-term incentive program, their value is included in the above pay mix statistics and graphics.

Also, the employment agreements for certain executives established minimum annual incentive award amounts for the first year of the agreement. See “—Management Incentive Plan—2013 Performance Against MIP Targets.”

Components of the Compensation Program

The target total compensation opportunity for NEOs is comprised of both fixed (base salary) and variable (annual and long-term incentive) compensation. In addition, each NEO is eligible for benefits applicable to employees generally. Perquisites are not a material item of our compensation program.

Base Salary

Base salaries are reviewed and established annually, upon promotion, or following a change in job responsibilities based on market data, internal pay equity and each NEO’s level of responsibility, experience, expertise and performance. The NEO’s base salaries are generally targeted at median peer levels in order to facilitate recruiting and retention through our period of business realignment. Some variances around median peer levels exist with respect to new hires as part of the negotiation process in recruiting senior talent. The employment agreements for certain executives established initial base salaries that can be adjusted upward each year based on any of the above-referenced criteria. See “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table.” Effective January 1, 2014, the Compensation Committee increased Mr. Liguori’s annual base salary to $1,600,000.

Management Incentive Plan

The Management Incentive Plan (“MIP”) is designed to provide an opportunity for our key management employees to earn incentive awards tied to annual performance. The program aligns the focus of key executives with Company-wide and business unit-specific financial and operating measures. Design parameters for the NEO’s MIP are substantially the same as the MIP for our broader management team. The MIP is the key compensation tool for aligning short-term realized pay for the management team with the attainment of key operating imperatives. While our pay philosophy generally targets each component of pay at the peer median level, the hiring process in 2013 required offering above-median targeted MIP awards for some NEOs in 2013. In addition, given the comprehensive realignment of our operations in 2013, the 2013 annual bonuses of each of the newly hired executives were guaranteed at targeted levels.

Each MIP participant has a specified target opportunity. The sum of all MIP participant targets represents the total award pool for the year. Actual funding of the MIP pool is based solely on Company performance. Aggregate funding of the 2013 award pool was based on the our earnings before income taxes, interest income, interest expense, pension expense, equity income and losses, depreciation and amortization, stock based compensation, certain special items (including severance), non-operating items and reorganization items (“Compensation Adjusted EBITDA”). This measure was used for 2013 plan funding because it appropriately reflects our consolidated operating results, our success in repositioning operations, and efforts to optimize revenue growth and cost containment in a rapidly evolving business climate.

The table below illustrates the funding mechanism for the 2013 MIP. Threshold Compensation Adjusted EBITDA is the level of performance below which no awards are earned. Maximum Compensation Adjusted EBITDA is the level of performance at which maximum funding occurs. Levels of funding between threshold and maximum are determined using linear interpolation.

2013 Management Incentive Plan Performance Ranges ($ in millions)
	Threshold Performance	Operating Plan	Maximum Performance
Consolidated Compensation Adjusted EBITDA	$502	$629	$757
Payout as a % of target	50%	100%	150%

2013 Performance Against MIP Targets

Actual 2013 Compensation Adjusted EBITDA totaled $599 million or 95% of targeted performance. As part of the recruiting inducement efforts in hiring new NEOs and transitioning from the bankruptcy emergence, the 2013 MIP payouts for each of the NEOs who were newly hired in 2013 (Messrs. Liguori, Berns, Lazarus and Wert and Ms. Hughes) were set at levels commensurate with targeted performance.

The bonus earnings of Messrs. Bigelow and Hartenstein were determined by virtue of the extent to which personal and corporate objectives were attained. In the case of Mr. Bigelow, the Compensation Committee considered his prior leadership as Chief Financial Officer and his contributions in relation to other NEOs who were awarded targeted amounts for 2013 performance. Based on these factors, as well as Mr. Bigelow’s contributions to operational continuity after the bankruptcy emergence and the 2013 restructuring activities, the Compensation Committee deemed Mr. Bigelow to have earned a target award for a payout of $550,000. In 2013, Mr. Hartenstein’s MIP award opportunities were aligned with his duties and performance targets at the Los Angeles Times. His unit achieved a bonus pool of 130% and Mr. Hartenstein earned 130% of the target amount or $942,500.

Annual Awards of Long-Term Incentives

The long-term equity incentive program is designed to motivate and reward sustained attainment of key operating goals, deliver long-term compensation value consistent with results in creating value for shareholders, promote stock ownership among senior leaders and encourage retention of key executives.

Our new long-term incentive program is a key tool in aligning executive pay with the successful repositioning of the Company and value creation on behalf of shareholders. This emphasis is apparent in the mix of compensation, with 50% of the Chief Executive Officer’s total targeted annual compensation tied directly to equity-based long-term incentives. Similarly, long-term incentives represent the pay vehicle that is the largest share of total targeted pay for the other NEOs.

As noted earlier in this CD&A, the portion of total targeted pay actually delivered through equity incentives in 2013 was higher than the regularly intended annual percentages described above. This is due to the fact that five of the seven NEOs were hired in 2013, and their hiring packages included sign-on awards of equity. Also as noted earlier, the true 2013 targeted values of the regularly intended annual long-term incentive grant values were higher than detailed in the compensation tables, due to the accounting requirements described above with respect to the PSUs (i.e., the fact that performance metrics were first invoked in 2014, resulting in no expense associated with such PSUs in the 2013 fiscal year and therefore no grant being deemed made in 2013 for tabular disclosure purposes under the applicable SEC rules).

While providing market-competitive long-term incentives was a core element of our new compensation philosophy, the long-term incentives took on particular importance in 2013. New executives were recruited with no pre-existing equity stakes in our shares, and continuing executives were not previously afforded long-term incentive opportunities during the transition and subsequent emergence from bankruptcy. Key among the considerations in establishing the equity-based pay opportunities was the desire to provide competitive annual grant levels and also to properly align top executives with shareholder value creation. The desired alignment of top executives’ total equity holdings with those of other similar public company executives was a primary motivating factor supporting the awards of supplemental equity grants in the first quarter of 2014 (these awards are described below in this CD&A, under “—2014 Supplemental Equity Awards”).

To motivate and balance the design objectives described above, the new program introduced a “portfolio” of three equity-based vehicles that, in combination, provided competitive incentives with strong performance ties and tight alignment with shareholder value creation.

Stock Options

Stock options granted in 2013 vest ratably over four years and have a ten-year term. The options deliver value to NEOs only when stock price rises above the grant-date price. Option awards are issued at an exercise price equal to the fair market value of the underlying shares on the date of grant and cannot be repriced or reloaded. While some variations in grant mix exist due to the individualized hiring negotiations with new executives, the general pay philosophy provides for 30% of the NEOs’ total long-term incentive grant value to be comprised of stock options.

Performance Share Units

PSUs provide recipients with the ability to earn long-term incentive value based on the extent to which performance goals are achieved throughout the three-year cycle established for each award. PSUs are granted in order to motivate performance toward critical operating objectives, with payment of earned values deferred until the close of the full three-year cycle in order to support retention of key talent.

Given our recent emergence from bankruptcy, the repositioning of its operations, and the rapid evolution of the industries within which we operate, the Compensation Committee decided that multi-year performance goals could not be reliably established within 2013. Accordingly, the PSUs granted in 2013 are tied 50% to Compensation Adjusted EBITDA performance in 2014 (adjusted for the Publishing Spin-off) and 50% to performance goals for 2015 that will be established in the first quarter of 2015. Final awards for the 2013 award cycle will be based on the average level of performance attained in 2014 and 2015 in relation to the respective performance goals established for 2014 and 2015.

While some variations in long-term incentive grant mix exist due to the individualized hiring negotiations with new executives, the general pay philosophy provides for 40% of the NEOs’ total long-term incentive grant value to be comprised of PSUs.

PSUs vest fully at the end of a three-year cycle during which participants have the opportunity to earn between 0% and 200% of the target PSU award based on the attainment of performance goals. No PSUs are earned if threshold levels of performance are not attained.

The 2014 Compensation Adjusted EBITDA goals define the targeted level of performance, as well as the threshold level (below which no PSU value will be paid for the 2014 period) and the maximum level (which establishes the highest level of PSU earned value for the 2014 period). The performance goals for the 2015 period within the full performance period under the 2013 performance cycle will similarly define targeted, threshold, and maximum levels of performance and payout.

Payout of any value earned for performance during the 2014 portion of the performance cycle under the 2013 PSU awards will be deferred until after the end of 2015. The 2015 portion of these awards will similarly be paid after the close of 2015, based on the degree to which the performance goals are attained.

As noted earlier in this CD&A, the performance metrics associated with the 2013 PSU grants were first invoked in February 2014. Accordingly, while the 2013 PSUs were formally granted and communicated to the NEOs, the tabular disclosures of their grant values do not appear in the compensation tables in this filing (consistent with the SEC’s disclosure rules, these tabular disclosures will first appear in the next annual proxy statement).

New award cycles will commence each year and provide key linkages to sustained improvements in operating results and shareholder value creation over these successive years. The 2014 PSU awards were granted in the first quarter of 2014, and the Compensation Adjusted EBITDA goal for the 2014 portion of this three-year cycle was established in the first quarter of 2014. The performance goals for each of the 2015 and 2016 portions of this three-year PSU cycle will be set in the first quarter of each respective year. Thirty-three percent of the targeted award value under the 2014 PSUs is tied to the extent to which the performance objectives in each of 2014, 2015, and 2016 are achieved. Earned values for each of 2014, 2015, and 2016 under this three-year cycle will be paid following the end of 2016.

Restricted Stock Units

Restricted stock units (“RSUs”) granted to NEOs in 2013 vest ratably over four years and convey value when vested based on continued service with us. RSUs help establish an immediate equity linkage and fluctuate in value (up or down) based on the creation of shareholder value. In addition, given the fact that most of the NEOs were hired in 2013, the RSUs help instill a strong retention incentive for key talent. While some variations in grant mix exist due to the individualized hiring negotiations with new executives, the general pay philosophy provides for 30% of the NEOs’ total long-term incentive grant value to be comprised of RSUs.

2013 Long-Term Incentive Awards Grant Timing

All of the NEOs who we employed on May 7, 2013 received grants of the regular annual 2013 long-term incentives. These grants included stock options, RSUs, and PSUs (although, as described earlier in this CD&A, the technical grant date of the PSUs for accounting and tabular disclosure purposes occurred in early 2014, when the performance metrics associated with the PSUs were invoked). Also included in the May 7, 2013 grants were the sign-on equity awards for NEOs who received such awards, and who were employed prior to May 7, 2013.

The regular 2013 long-term incentives were originally intended to be granted in early March 2013, with the award valuations tied to our pre-Publishing Spin-off stock value at bankruptcy emergence ($45.36). However, due to extensive restructuring activities during this period, the grant timing was delayed to May 7, 2013. By the time of the actual grant, our stock price had increased to $56.60, resulting in lost grant value associated with stock options (versus the in-the-money value of the options had they been granted at the intended March 2013 time). In order to maintain the intended grant values of the scheduled 2013 stock options, the Compensation Committee approved a supplemental award of RSUs having a value equal to the difference between the in-the-money value of the scheduled options at a pre-Publishing Spin-off $45.36 exercise price and the in-the-money value of the scheduled stock options at a pre-Publishing Spin-off exercise price of $56.60 (the trading price on May 7, 2013, the date of the ultimate option grants). Vesting for these supplemental RSUs was aligned with the vesting dates of the original 2013 option grants.

For executives who were hired by us after May 7, 2013 (Mr. Berns and Ms. Hughes), the regular long-term incentive awards were granted as soon as practicable after their start date with us, consistent with their employment agreements, which called for grants to occur within 90 days of their start date. Mr. Bigelow’s November 2013 award of RSUs was made in connection with his taking on his new role of Executive Vice President, Chief Business Strategies and Operations Officer.

2014 Supplemental Equity Awards

In order to further tighten the alignment between NEOs’ compensation opportunities and shareholder value creation, the Compensation Committee approved supplemental grants of stock options and RSUs to be made in February 2014. The sizes of the grants were determined with the intent of better aligning with the equity holdings among top executives of other similar public companies, and to reward the exceptional performance of the Company in 2013. Consistent with the SEC’s disclosure rules, the specific details of these supplemental 2014 grants will be detailed in our next annual proxy statement.

Executive Benefits and Perquisites

NEOs are eligible for the same benefits as full-time employees generally, including life, health, and disability insurance and defined contribution retirement benefits. We do not offer supplemental executive benefits of any kind, and perquisites are not a material item of our compensation program. For 2013, the Compensation Committee approved a one-time tax gross-up for certain expenses of Mr. Liguori and Mr. Lazarus.

Process for Determining Executive Compensation

The Compensation Committee

The Compensation Committee is responsible for reviewing the performance of and approving compensation awarded to the Chief Executive Officer and those executives who either report to the Chief Executive Officer or who are subject to the filing requirements of Section 16 of the Exchange Act. The independent directors, with the input of the Compensation Committee, set the Chief Executive Officer’s individual performance goals and objectives, review his performance, and determine his compensation level in the context of the established goals and objectives for the enterprise and individual performance. The Compensation Committee reviewed performance goals for the Company and approved funding formulas for the MIP early in year. Long-term incentive awards were reviewed and approved periodically throughout the year to coincide with execution of employment agreements for newly appointed executives, normal annual awards and special awards for interim adjustments, as warranted.

The Compensation Consultant

Exequity LLP (“Exequity”) is the Compensation Committee’s independent compensation consultant. Pursuant to our policy, Exequity provides no services to us other than consulting services provided at the direction of the Compensation Committee. Exequity regularly attends Compensation Committee meetings and in 2013 advised on matters including peer group composition and annual and long-term incentive plan design and awards. Exequity also provides market data, analysis and advice regarding Chief Executive Officer and NEO compensation to the Compensation Committee. In 2013, the Compensation Committee reviewed Exequity’s independence and confirmed the following:

•	Exequity supplies no services to us other than those as advisor to the Compensation Committee;

•	The fees for services Exequity charged us in 2013 amounted to less than 3% of Exequity’s annual revenues;

•	It is Exequity’s policy that when it represents a client’s compensation committee, it does not offer the client any additional services;

•	Neither Exequity nor its principal representative to us maintains any business or personal relationship with any executive officer or Compensation Committee member; and

•	Neither Exequity nor its principal representative to us owns our common stock.

The Role of Management

Prior to the hiring of the Company’s Executive Vice President, Human Resources in May 2013, the Company’s Chief Financial Officer supported the Compensation Committee and coordinated with Exequity in establishing our pay philosophy, the approach to benchmarking executive pay, the overall pay mix, the design of incentives and the terms of employment to be offered to candidates for top executive roles. The President and Chief Executive Officer also participated in these initiatives.

Following the hiring of the Executive Vice President, Human Resources, the principal role of supporting the Compensation Committee in the execution of its responsibilities was assumed by the Executive Vice President, Human Resources and other members of the Human Resources department. In this capacity, the Executive Vice President, Human Resources supervised the development of the materials for each Compensation Committee meeting, including market data, individual and our performance metrics and compensation recommendations for consideration by the Compensation Committee.

No member of the management team, including the Chief Executive Officer, has a role in determining his or her own compensation. Late in 2013, the Human Resources department retained the services of Hay Group to assist the Company in benchmarking compensation and in formulating pay program recommendations. Materials and recommendations that were presented to the Compensation Committee were concurrently reviewed by Exequity, the Compensation Committee’s independent advisor.

Peer Group Development

To support pay program construction efforts, the Compensation Committee worked with Exequity in early 2013 to develop a peer group for purposes of benchmarking executive compensation. The peer community was selected to reflect the breadth of the Company’s then-current business portfolio in each of the following industries: newspapers (Gannett Company Inc., The McClatchy Company, The New York Times Company and The Washington Post); publishing (John Wiley & Sons, Inc. and Scholastic Corporation); other information disseminators (Charter Communications and Liberty Interactive Corporation); and broadcast media (Belo Corporation, Cablevision Systems Corp., Discovery Communications, Inc., Liberty Media Corporation (STARZ), LIN TV Corp., Sinclair Broadcast Group, Inc. and Sirius XM Radio Inc.).

Comparability of the proposed peer group was assessed in part by conducting a “peer-of-peer” analysis in addition to review of other talent market and operating characteristics. At the time of the early 2013 pay study, the selected group had median revenues and other financial and operating characteristics that were similar to those of the post-emergence Company (prior to the Local TV Acquisition and the anticipated Publishing Spin-off).

Later in 2013, with the assistance of Hay Group, the Company evaluated alternative revisions to the peer group in consideration of business mix and scope changes likely to occur as a result of the Publishing Spin-off, developing original content, acquisition of Local TV and the acquisition of other “digital” oriented operations. In addition, peer company revisions were necessitated toward the end of 2013 and into 2014 due to restructuring and merger and acquisition activity impacting the constituents of the original peer group. The Compensation Committee will continue to evaluate possible future peer community revisions so that pay comparisons continue to reflect changes in our business mix and talent market characteristics.

Summary Compensation Table

Name	Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(2)	Non-Equity Incentive Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Peter Liguori	Chief Executive Officer(7)	2013	$1,459,615	$1,750,000	$4,217,419	$1,189,058		$141,822	$8,757,914
Eddy W. Hartenstein	Publisher & Chief Executive Officer / Los Angeles Times(8)	2013	$777,885		$516,487	$356,720	$942,500	$10,200	$2,603,792	(6)
Chandler Bigelow	Executive Vice President, Chief Business Strategies and Operations Officer(9)	2013	$559,423		$657,618	$264,212	$550,000	$10,200	$2,041,453	(6)
Steven Berns	Executive Vice President and Chief Financial Officer(10)	2013	$282,692	$497,260	$299,977	$381,282		$1,077	$1,462,288
Lawrence Wert	President, Broadcast Media(11)	2013	$538,462	$850,000	$638,781	$277,446		$10,200	$2,314,889
Edward P. Lazarus	Executive Vice President, General Counsel & Corporate Secretary(12)	2013	$527,436	$566,667	$325,243	$224,588		$50,965	$1,694,899
Melanie Hughes	Executive Vice President, Human Resources(13)	2013	$261,538	$325,000	$112,493	$146,802		$5,721	$851,554

(1)	The amounts in this column reflect sign-on and guaranteed bonuses. Mr. Liguori received a sign-on bonus of $250,000 and a guaranteed bonus of $1,500,000. Mr. Berns received a sign-on bonus of $200,000 and a guaranteed bonus of $297,260. Mr. Wert received a sign-on bonus of $150,000 and a guaranteed bonus of $700,000. Mr. Lazarus and Ms. Hughes received guaranteed bonuses of $566,667 and $325,000, respectively.
(2)	The amounts in these columns reflect the grant date fair value of awards pursuant to the 2013 Equity Incentive Plan in accordance with Accounting Standards Codification 718-10, Compensation—Stock Compensation (“ASC 718”). The assumptions used in the valuation of option awards are disclosed in Note 18 to our audited consolidated financial statements included in this registration statement.
(3)	As described in this CD&A, awards of PSUs were formally approved for and communicated to each of the NEOs (other than Mr. Bigelow) in 2013, but because the performance metrics were not established in 2013, no accounting expense occurred in the 2013 fiscal year. Therefore, the values of these PSUs do not appear in the compensation tables in this registration statement. The aggregate grant date fair value for these PSUs that will be reflected in the Summary Compensation Table in our 2014 annual proxy statement will be as follows: $1,033,016 for Mr. Liguori, $319,058 for Mr. Hartenstein, $244,998 for Mr. Berns, $248,139 for Mr. Wert, $195,069 for Mr. Lazarus and $102,734 for Ms. Hughes. Mr. Hartenstein’s PSUs were terminated upon his resignation from the Company in August 2014.
(4)	Reflects amounts earned by the NEOs under the MIP.
(5)	The amounts set forth in this column represent contributions made by us under our 401(k) savings plan and for Mr. Liguori and Mr. Lazarus also include the payment of $50,000 and $20,002, respectively, for legal fees related to the negotiation of their employment contracts, and a gross-up payment to each of them for their associated taxes of $54,850 and $20,763, respectively. In addition, Mr. Liguori’s amount in this column includes $12,767 for commuting expenses in 2013 and a gross-up payment to him of $14,005 for his associated taxes.
(6)	In 2013, the pension values for Mr. Hartenstein and Mr. Bigelow decreased. Pursuant to SEC rules, the negative amount for the change in their pension values was not included in their totals of compensation. The actual changes in pension value for Mr. Hartenstein and Mr. Bigelow were $143 and $6,262, respectively.
(7)	Mr. Liguori was appointed our Chief Executive Officer on January 17, 2013.
(8)	Mr. Hartenstein was our Chief Executive Officer until January 17, 2013.
(9)	Mr. Bigelow was our Chief Financial Officer until July 29, 2013.
(10)	Mr. Berns was appointed our Chief Financial Officer on July 29, 2013.
(11)	Mr. Wert was appointed President, Broadcast Media on March 16, 2013.
(12)	Mr. Lazarus was appointed Executive Vice President, General Counsel & Corporate Secretary on January 17, 2013.
(13)	Ms. Hughes was appointed Executive Vice President, Human Resources on May 13, 2013.

Grants of Plan-Based Awards for Fiscal Year 2013

			Estimated Future Payouts Under Non- Equity Incentive Plan Awards(1)			All other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Awards: Numbers of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)(5)
Exec	Plan Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Peter Liguori	MIP		$750,000	$1,500,000	$2,250,000
	2013 Equity Incentive Plan	05/07/2013					45,733	$53.45	$1,189,058
	2013 Equity Incentive Plan	05/07/2013				31,762			$1,721,678
	2013 Equity Incentive Plan	05/07/2013				46,043			$2,495,741
Eddy W. Hartenstein	MIP		$362,500	$725,000	$1,087,500
	2013 Equity Incentive Plan	05/07/2013					13,720	$53.45	$356,720
	2013 Equity Incentive Plan	05/07/2013				9,528			$516,487
Chandler Bigelow	MIP		$275,000	$550,000	$825,000
	2013 Equity Incentive Plan	05/07/2013					10,162	$53.45	$264,212
	2013 Equity Incentive Plan	05/07/2013				7,059			$382,595
	2013 Equity Incentive Plan	11/01/2013				4,248			$275,023
Steven Berns	MIP		$148,630	$297,260	$445,890
	2013 Equity Incentive Plan	07/29/2013					12,448	$60.20	$381,282
	2013 Equity Incentive Plan	07/29/2013				4,914			$299,977
Lawrence Wert	MIP		$350,000	$700,000	$1,050,000
	2013 Equity Incentive Plan	05/07/2013					10,671	$53.45	$277,446
	2013 Equity Incentive Plan	05/07/2013				7,411			$401,677
	2013 Equity Incentive Plan	05/07/2013				4,374			$237,104
Edward P. Lazarus	MIP		$283,334	$566,667	$850,001
	2013 Equity Incentive Plan	05/07/2013					8,638	$53.45	$224,588
	2013 Equity Incentive Plan	05/07/2013				6,000			$325,243
Melanie Hughes	MIP		$162,500	$325,000	$487,500
	2013 Equity Incentive Plan	5/13/2013					5,616	$53.85	$146,802
	2013 Equity Incentive Plan	5/13/2013				2,060			$112,493

(1)	Represents threshold, target and maximum payout levels under our performance-based MIP during the year ended December 31, 2013. See “—Compensation Discussion and Analysis—Components of the Compensation Program—Management Incentive Plan” for a description of the plan.
(2)	Represents RSUs granted under the 2013 Equity Incentive Plan. The amounts reported in this column give effect to the adjustment made to the unvested portion of the RSUs in connection with the Publishing Spin-off (as described below), but the portion of the RSUs that had vested and settled into shares of Class A Common Stock before the record date for the Publishing Spin-off are shown in their original amount, because those outstanding shares received shares of Tribune Publishing common stock in the Publishing Spin-off and no adjustment was necessary to preserve their value. For more detail about the RSUs, see “—Components of the Compensation Program—Annual Awards of Long-Term Incentives—Restricted Stock Units.” Effective upon completion of the Publishing Spin-off, pursuant to the employee matters agreement, the outstanding RSUs of our NEOs (all of which were then unvested) were adjusted. This adjustment increased the number of outstanding RSUs (for all NEOs, other than Mr. Hartenstein) by multiplying the number of shares underlying then outstanding RSUs by a ratio of 105.9%. This ratio represents the relative values of our common stock on August 1, 2014 (the last trading day prior to the Publishing Spin-off) and our common stock on August 4, 2014 (the day the Publishing Spin-off was completed). Any resulting fractional shares were cancelled. Unlike our other NEOs, because Mr. Hartenstein resigned as an employee of the Company before the Publishing Spin-off and became non-executive chairman of the board of directors of Tribune Publishing, his RSUs were converted to restricted stock units representing shares of Tribune Publishing’s common stock, as provided in the employee matters agreement. However, for purposes of this table, his RSUs are assumed to have been adjusted in the same manner as our other NEOs.
(3)	Represents nonqualified stock options granted under the 2013 Equity Incentive Plan, in amounts and exercise prices that have been adjusted using the formula that was applied to the stock options in connection with the Publishing Spin-off (as described below). For more detail about the stock options, see “—Components of the Compensation Program—Annual Awards of Long-Term Incentives—Stock Options.” Effective upon completion of the Publishing Spin-off, pursuant to the employee matters agreement, the outstanding stock options of our NEOs were adjusted. This adjustment increased the number of outstanding stock options and decreased the applicable exercise prices (for all NEOs, other than Mr. Hartenstein) by multiplying the number of shares underlying then outstanding stock options by a ratio of 105.9% and dividing the applicable exercise prices by that ratio. This ratio represents the relative values of our common stock on August 1, 2014 (the last trading day prior to the Publishing Spin-off) and our common stock on August 4, 2014 (the day the Publishing Spin-off was completed). Any resulting fractional shares were cancelled. Unlike our other NEOs, because Mr. Hartenstein resigned from the Company before the Publishing Spin-off and became non-executive chairman of the board of directors of Tribune Publishing, his stock options were converted to stock options representing shares of Tribune Publishing’s common stock, as provided in the employee matters agreement. However, for purposes of this table, his stock options are assumed to have been adjusted in the same manner as our other NEOs.

(4)	The amounts reported in this column are valued based on the aggregate grant date fair value computed in accordance with ASC 718. The assumptions used in the valuation of option awards are disclosed in Note 18 to our audited consolidated financial statements included in this registration statement.
(5)	As described in this CD&A, in 2013 grants of PSUs to each of our NEOs (other than Mr. Bigelow) were formally approved by the Compensation Committee and communicated to the NEOs. However, the associated performance metrics were not invoked until February 2014 and as a result no accounting expense occurred in the 2013 fiscal year. Those PSUs will be included in the Grants of Plan-Based Awards table in the 2014 annual proxy statements as follows, assuming target performance: 14,007 to Mr. Liguori, 4,202 to Mr. Hartenstein, 3,322 to Mr. Berns, 3,268 to Mr. Wert, 2,645 to Mr. Lazarus and 1,393 to Ms. Hughes. Mr. Hartenstein’s PSUs were terminated upon his resignation from the Company in August 2014. In addition, we expect the performance metrics for the second installment of the 2013 PSU grants, which will relate a similar number of shares, to be established in 2015, and therefore that second installment of the 2013 PSUs will be included in the Grants of Plan-Based Awards table in the 2015 annual proxy statement.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

We have entered into employment agreements with each of our NEOs, and a separation agreement with Mr. Hartenstein in connection with his resignation from the Company. Key terms of these employment agreements are summarized below. In addition, each of the employment agreements provides for certain payments and benefits upon specified terminations of employment, as described under “—Potential Payments Upon Termination or Change in Control”.

Peter Liguori

On January 2, 2013, we entered into an employment agreement with Mr. Liguori, which provides for him to serve as our Chief Executive Officer until December 31, 2016. Mr. Liguori may request to enter into exclusive negotiations to renew his employment agreement no later than 180 days prior to December 31, 2016. Pursuant to his employment agreement, Mr. Liguori will receive an annual base salary of at least $1,500,000, and he will have the opportunity to earn an annual cash bonus with a target of $1,500,000. Effective January 1, 2014, the Compensation Committee increased Mr. Liguori’s annual base salary to $1,600,000. For 2013 only, his employment agreement provided for an annual incentive payment of no less than the target amount. Mr. Liguori’s employment agreement provides that he will receive an annual long-term incentive grant having an aggregate grant date fair market value of $3,000,000, divided 30% to RSUs, 40% to PSUs and 30% to stock options. In addition, his employment agreement provided for a sign-on grant of RSUs having an aggregate fair market value of $2,000,000, based on the fair market value on the grant date, and a cash sign-on bonus of $250,000. The employment agreement provides for his RSUs and stock options to vest ratably over a four year period, and for his PSUs to have a three year performance period. In addition, his employment agreement provides that his initial RSU grant will be determined using the value of our common stock upon our emergence from bankruptcy and that the exercise price of his initial stock option grant will equal that stock price (whereas subsequent stock option grants will have an exercise price equal to fair market value of our common stock on the grant date). Mr. Liguori is entitled to participate in our benefit plans and programs, including any medical, dental and life insurance and our 401(k) plans. His employment agreement required us to pay up to $50,000 of legal fees and expenses he incurred in connection with the negotiation of his employment agreement.

Steven Berns

On June 18, 2013, we entered into an employment agreement with Mr. Berns, which provides for him to serve as our Executive Vice President and Chief Financial Officer until July 28, 2016, after which time the agreement automatically renews for one-year terms, until either party notifies the other of its intention not to further extend the term of employment. Pursuant to his employment agreement, Mr. Berns will receive an annual base salary of at least $700,000, and he will have the opportunity to earn an annual cash bonus with a target of $700,000. For 2013 only, the employment agreement provides for an annual incentive payment of no less than the target amount, prorated for actual service, and a sign-on cash bonus of $200,000. Mr. Berns’ employment agreement provides that he will receive an annual long-term incentive grant having an aggregate grant date fair market value of $1,000,000, divided 30% to RSUs, 40% to PSUs and 30% to stock options. The employment agreement provides for his RSUs and stock options to vest ratably over a four year period, and for his PSUs to have a three year performance period. Mr. Berns is entitled to participate in our benefit plans and programs, including any medical, dental and life insurance and our 401(k) plan.

Lawrence Wert

On February 12, 2013, we entered into an employment agreement with Mr. Wert, which provides for him to serve as our President of Broadcast Media until December 31, 2016, after which time the agreement automatically renews for one-year terms, until either party notifies the other of its intention not to further extend the term of employment. Pursuant to his employment agreement, Mr. Wert will receive an annual base salary of at least $700,000, and he will have the opportunity to earn an annual cash bonus with a target of 100% of his then-current base salary. For 2013 only, the employment agreement provides for an annual incentive payment of no less than the target amount. Mr. Wert’s employment agreement provides for a sign-on cash bonus of $150,000, and a one-time award of RSUs with an aggregate value of up to $190,000 in consideration of forfeited incentive compensation from his prior employer. His agreement also provides that he will receive an annual long-term incentive grant having an aggregate grant date fair market value equal to 100% of his then-current base salary, divided 30% to RSUs, 40% to PSUs and 30% to stock options. The employment agreement provides for his RSUs and stock options to vest ratably over a four year period, and for his PSUs to have a three year performance period. In addition, his employment agreement provides that his initial RSU grant will be determined using the value of our common stock upon our emergence from bankruptcy and that the exercise price of his initial stock option grant will equal that stock price (whereas subsequent stock option grants will have an exercise price equal to fair market value of our common stock on the grant date). Mr. Wert is entitled to participate in our benefit plans and programs, including any medical, dental and life insurance and our 401(k) plan.

Chandler Bigelow

On November 20, 2013, we entered into an employment agreement with Mr. Bigelow, which provides for him to serve as our Executive Vice President and Chief Business Strategies and Operations Officer until October 31, 2017, after which time the agreement automatically renews for one-year terms, until either party notifies the other of its intention not to further extend the term of employment. Pursuant to his employment agreement, Mr. Bigelow will receive an annual base salary of at least $575,000, and he will have the opportunity to earn an annual cash bonus with a target of $550,000. Mr. Bigelow’s employment agreement provides that he will receive an annual long-term incentive grant having an aggregate grant date fair market value of $550,000, divided, based on the grant date fair market value of our common stock, into $175,000 of RSUs, $200,000 of PSUs and $175,000 of stock options. The employment agreement provides for his RSUs and stock options to vest ratably over a four year period. Mr. Bigelow is entitled to participate in our benefit plans and programs, including any medical, dental and life insurance and our 401(k) plan. Subject to the outcome of shareholder litigation relating to the bankruptcy, he also remains entitled to his deferred MIP payments for fiscal years 2010, 2011 and 2012, which are discussed below under “—Nonqualified Deferred Compensation for Fiscal 2013”.

Edward P. Lazarus

On January 17, 2013, we entered into an employment agreement with Mr. Lazarus, which provides for him to serve as our General Counsel until December 31, 2016, after which time the agreement automatically renews for one-year terms, until either party notifies the other of its intention not to further extend the term of employment. Pursuant to his employment agreement, Mr. Lazarus will receive an annual base salary of at least $566,667 in 2013, $583,333 in 2014 and $600,000 in 2015, after which time base salary may be increased annually. Mr. Lazarus has the opportunity to earn an annual cash bonus with a target of 100% of then-current base salary. For 2013 only, the employment agreement provides for an annual incentive payment of no less than the target amount. His agreement also provides that he will receive an annual long-term incentive grant having an aggregate grant date fair market value equal to 100% of his then-current base salary, divided 30% to RSUs, 40% to PSUs and 30% to stock options. The equity awards shall be subject to such other terms as set forth in the 2013

Equity Incentive Plan and applicable award agreements. The employment agreement provides for his RSUs and stock options to vest ratably over a four year period, and for his PSUs to have a three year performance period. In addition, his employment agreement provides that the exercise price of his initial stock option grant will equal the value of our common stock upon the Company’s emergence from bankruptcy (whereas subsequent stock option grants will have an exercise price equal to fair market value of our common stock on the grant date). Mr. Lazarus is entitled to participate in our benefit plans and programs, including any medical, dental and life insurance and our 401(k) plan. His employment agreement required us to pay up to $25,000 of legal fees and expenses he incurred in connection with the negotiation of his employment agreement.

Melanie Hughes

On May 13, 2013, we entered into an employment agreement with Ms. Melanie Hughes, which provides for her to serve as our Executive Vice President of Human Resources until May 13, 2016, after which time the agreement automatically renews for one-year terms, until either party notifies the other of its intention not to further extend the term of employment. Pursuant to her employment agreement, Ms. Hughes will receive an annual base salary of at least $425,000, and she will have the opportunity to earn an annual cash bonus with a target of $325,000. For 2013 only, the employment agreement provides for an annual incentive payment of no less than the target amount. Ms. Hughes’ employment agreement provides that she will receive an annual long-term incentive grant having an aggregate grant date fair market value of $375,000, divided 30% to RSUs, 40% to PSUs and 30% to stock options. The employment agreement provides for her RSUs and stock options to vest ratably over a four year period, and for her PSUs to have a three year performance period. Ms. Hughes is entitled to participate in our benefit plans and programs, including any medical, dental and life insurance and our 401(k) plan.

Eddy W. Hartenstein

Mr. Hartenstein served as our President and Chief Executive Officer until January 17, 2013, under the terms of his employment agreement, dated August 1, 2008 and amended May 4, 2011. His employment agreement also provided for him to serve as the Publisher and Chief Executive Officer of the Los Angeles Times. His employment agreement provided him with an annual base salary of $1,000,000, which was reduced to $725,000 when he ceased to serve as Chief Executive Officer. For 2013, his annual cash bonus target was $725,000. Under his employment agreement, Mr. Hartenstein was entitled to participate in our benefit plans and programs offered to our similarly-situated senior executives.

In connection with the Publishing Spin-off, the Company and Mr. Hartenstein entered into a separation agreement on August 1, 2014, providing for his resignation from the Company and a severance payment to him. See “—Potential Payments Upon Termination or Change in Control—Eddy W. Hartenstein.”

Restrictive Covenants

The employment agreement of each of our NEOs contains certain restrictive covenants for our benefit, including his or her agreement not to compete with us, interfere with our business relationships or solicit or hire our employees during the NEO’s employment and for a specified period following a termination of employment (24 months for Messrs. Liguori, Wert and Lazarus (unless Mr. Liguori’s or Mr. Wert’s employment is terminated for non-renewal, in which case the applicable period is 12 months), and 12 months for Messrs. Berns, Bigelow, Hartenstein and Ms. Hughes). If Mr. Liguori’s employment is terminated due to a non-renewal of his employment agreement, we will have the option of applying his restrictive covenants for the subsequent 12-month period in exchange for a payment to him of his then-current annual base salary plus his annual bonus for the year prior to the year of his termination, payable over the 12-month period, and also continuation of benefits during this period. Each of our NEOs is also required to maintain the confidentiality of our confidential information.

Outstanding Equity Awards at Fiscal Year End 2013

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares of Stock that Have Not Vested (#)(2)	Market Value of Shares of Stock That Have Not Vested ($)(3)
Peter Liguori(4)	—	45,733	$53.45	5/7/2023
					31,762	$2,360,288
					46,043	$3,421,534
Eddy W. Hartenstein(5)	—	13,720	$53.45	5/7/2023
					9,528	$708,042
Chandler Bigelow(5)	—	10,162	$53.45	5/7/2023
					7,059	$524,566
					4,248	$315,676
Steven Berns(5)	—	12,448	$60.20	7/29/2023
					4,914	$365,166
Lawrence Wert(6)	—	10,671	$53.45	5/7/2023
					7,411	$550,723
					4,374	$325,039
Edward P. Lazarus(7)	—	8,638	$53.45	5/7/2023
					6,000	$445,868
Melanie Hughes(8)	—	5,616	$53.85	5/13/2023
					2,060	$153,081

(1)	Represents nonqualified stock options granted under the 2013 Equity Incentive Plan, in amounts and exercise prices that have been adjusted using the formula that was applied to stock options in connection with the Publishing Spin-off (as described in footnote 3 to the Grants of Plan-Based Awards table).
(2)	Represents RSUs granted under the 2013 Equity Incentive Plan, in amounts that were adjusted using the formula that was applied to RSUs in connection with the Publishing Spin-off (as described in footnote 2 to the Grants of Plan-Based Awards table). As described in that footnote, for purposes of this disclosure, Mr. Hartenstein’s RSUs are shown as adjusted by this formula, although in connection with the Publishing Spin-Off his RSUs converted to restricted stock units of representing shares of Tribune Publishing’s common stock.
(3)	Represents the value of unvested RSUs using the closing price of Tribune Company stock on December 27, 2013 of $77.60 divided by 105.9%, which is the ratio that was applied to adjust the RSUs in connection with the Publishing Spin-off (as described in footnote 2 to the Grants of Plan-Based Awards table).
(4)	Mr. Liguori’s RSUs and stock options vest ratably over four years on each anniversary of January 2, 2013.
(5)	The RSUs and stock options of the NEOs (other than Messrs. Liguori, Wert and Lazarus) vest ratably over four years on each anniversary of March 1, 2013.
(6)	Mr. Wert’s RSUs and stock options vest ratably over four years on each anniversary of January 1, 2013.
(7)	Mr. Lazarus’s RSUs and stock options vest ratably over four years on each anniversary of January 17, 2013.

Pension Benefits

Name	Plan Name	Number of Years of Credited Service at end of Fiscal Year 2013		Present Value of Accumulated Benefits at end of Fiscal Year 2013 ($)(2)	Payments during Fiscal Year 2013($)
Eddy W. Hartenstein	Tribune Company Pension Plan	2	(1)	$7,392	—
Chandler Bigelow	Tribune Company Pension Plan	2	(1)	$15,313	—

(1)	Reflects the number of years that Mr. Hartenstein and Mr. Bigelow, respectively, participated in our cash balance pension plan before it was frozen.
(2)	The actuarial present value of the accrued benefits of Mr. Hartenstein and Mr. Bigelow under the cash balance pension plan, as of December 29, 2013, is based on the following assumptions, which are consistent with those used in our audited consolidated financial statements: (a) 4.70% discount rate; (b) 3.00% cash balance interest crediting rate; (c) 2014 PPA combined static mortality table for annuitants and non-annuitants; (d) assumed retirement at age 65, which is our normal retirement age; and (e) participants take a lump sum payment.

Tribune Company Pension Plan

Mr. Bigelow and Mr. Hartenstein were provided benefit accruals under the Tribune Company Pension Plan (the “Cash Balance Plan”) from December 31, 2007 to December 31, 2009 under a cash balance formula. None of the other NEOs participate in the Cash Balance Plan.

Under the Cash Balance Plan, a 2% opening account balance was provided as of December 31, 2007 to eligible participants who had completed one year of service with 1,000 hours and attained age 21. Participants then received annual pay credits of 3% of compensation. Compensation for this purpose is generally defined as a participant’s base compensation plus commissions, if any, limited by the IRS qualified plan pay limits. Interest is credited to the account quarterly with credits equal to the yield on ten-year U.S. Treasury bills. The annual pension benefit is equal to the actuarial equivalent of the participant’s cash balance account expressed as a monthly life annuity.

As of December 31, 2009, service accruals were frozen under the Cash Balance Plan. The plan continues to provide interest accruals for participants with a cash balance account. We have not granted years of service in addition to the service recognized under the terms of the plan for purposes of retirement benefit accruals.

The forms of benefit under the Cash Balance Plan include various annuity options, and participants are given the option of receiving their cash balance account as a lump sum.

Participants become fully vested upon the completion of three years of vesting service under the cash balance plan. Each of Mr. Bigelow and Mr. Hartenstein has satisfied this vesting condition. The normal retirement age under the plan is age 65. Cash balance participants can commence benefits at an age as long as they are vested at termination or retirement. There are no early retirement subsidies for this benefit.

The disclosure in the pension benefits table of the actuarial present value of each of Mr. Bigelow’s and Mr. Hartenstein’s accumulated benefit under the Cash Balance Plan and the number of years of service credited to him under the plan is computed as of the same pension plan measurement date for financial statement reporting purposes with respect to the audited consolidated financial statements for our 2013 fiscal year.

Nonqualified Deferred Compensation for Fiscal 2013

Name	Executive Contributions in Fiscal Year 2013	Company Contributions in Fiscal Year 2013(1)	Aggregate Earnings in Fiscal Year 2013(1)	Aggregate Withdrawals / Distributions in Fiscal Year 2013	Aggregate Balance at End of Fiscal Year 2013(1)
Chandler Bigelow	$—	$—	$921	$—	$1,226,624

(1)	Amounts reported in the contributions and earnings columns are not reported as compensation in the Summary Compensation Table.

In connection with our bankruptcy, the Bankruptcy Court ordered that no MIP payments for fiscal years 2010, 2011 and 2012 be made to Mr. Bigelow because he was a named defendant in shareholder litigation relating to our bankruptcy. Instead, the court ordered that his MIP payments for those years, in the aggregate amount of $1,225,000, be paid to an interest-bearing rabbi trust. Upon the eventual resolution of the shareholder litigation, these amounts will be paid to Mr. Bigelow, unless he is found to have breached a fiduciary duty or committed intentional tortious wrong or the court orders otherwise, in which case Mr. Bigelow will forfeit all of these amounts.

Potential Payments Upon Termination or Change in Control

The information below describes and quantifies certain compensation that would have become payable to our NEOs under their respective employment agreements as if the NEO’s employment had been terminated on December 29, 2013, given the NEO’s compensation and service levels as of such date and, where applicable, based on the fair market value of our common stock on that date (without any adjustment for the Publishing Spin-off). These benefits are in addition to benefits available generally to salaried employees, such as distributions under our 401(k) savings plans, disability benefits and accrued vacation benefits.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, our stock price and the executive’s age.

Peter Liguori
	Voluntary without Good Reason	Death / Disability(1)	With Good Reason	Terminated without Cause
Prorated Bonus	$—	$1,500,000	$—	$—
Severance Payment	$—	$—	$9,000,000	$9,000,000
Accelerated Vesting of NQSOs	$—	$—	$680,148	$680,148
Accelerated Vesting of RSUs	$—	$—	$4,336,366	$4,336,366
Continued health and welfare benefits	$—	$31,671	$31,671	$31,671

Total	$—	$1,531,671	$14,048,185	$14,048,185

Steven Berns
	Voluntary without Good Reason	Death / Disability(1)	With Good Reason	Terminated without Cause
Prorated Bonus	$—	$700,000	$—	$—
Severance Payment	$—	$—	$1,400,000	$1,400,000
Accelerated Vesting of NQSOs	$—	$—	$40,691	$40,691
Accelerated Vesting of RSUs	$—	$—	$91,258	$91,258
Continued health and welfare benefits	$—	$—	$17,772	$17,772

Total	$—	$700,000	$1,549,721	$1,549,721

Lawrence Wert
	Voluntary without Good Reason	Death / Disability(1)	With Good Reason	Terminated without Cause
Prorated Bonus	$—	$700,000	$—	$—
Severance Payment	$—	$—	$2,800,000	$2,800,000
Accelerated Vesting of NQSOs	$—	$—	$105,798	$105,798
Accelerated Vesting of RSUs	$—	$325,066	$600,391	$600,391
Continued health and welfare benefits	$—	$35,906	$35,906	$35,906

Total	$—	$1,060,972	$3,542,095	$3,542,095

Edward P. Lazarus
	Voluntary without Good Reason	Death / Disability(1)	With Good Reason	Terminated without Cause
Prorated Bonus	$—	$566,667	$—	$—
Severance Payment	$—	$—	$2,266,668	$2,266,668
Accelerated Vesting of NQSOs	$—	$—	$42,819	$42,819
Accelerated Vesting of RSUs	$—	$—	$111,434	$111,434
Continued health and welfare benefits	$—	$806	$806	$806

Total	$—	$567,473	$2,421,727	$2,421,727

Melanie Hughes
	Voluntary without Good Reason	Death / Disability(1)	With Good Reason	Terminated without Cause
Prorated Bonus	$—	$325,000	$—	$—
Severance Payment	$—	$—	$750,000	$750,000
Accelerated Vesting of NQSOs	$—	$—	$27,289	$27,289
Accelerated Vesting of RSUs	$—	$—	$38,257	$38,257
Continued health and welfare benefits	$—	$—	$12,259	$12,259

Total	$—	$325,000	$827,805	$827,805

Eddy W. Hartenstein
	Voluntary without Good Reason	Death / Disability(1)	With Good Reason	Terminated without Cause(2)
Prorated Bonus	$—	$942,500	$—	$942,500
Severance Payment	$—	$—	$—	$1,667,500
Accelerated Vesting of NQSOs	$—	$—	$—	$—
Accelerated Vesting of RSUs	$—	$—	$—	$—
Continued health and welfare benefits	$—	$—	$—	$—

Total	$—	$942,500	$—	$2,610,000

Chandler Bigelow
	Voluntary without Good Reason	Death / Disability(1)	With Good Reason	Terminated without Cause
Prorated Bonus	$—	$550,000	$—	$—
Severance Payment	$—	$—	$1,040,000	$1,040,000
Accelerated Vesting of NQSOs	$—	$—	$50,379	$50,379
Accelerated Vesting of RSUs	$—	$—	$210,063	$210,063
Continued health and welfare benefits	$—	$—	$17,821	$17,821

Total	$—	$550,000	$1,318,263	$1,318,263

(1)	Upon a termination due to death or disability, each NEO is entitled to receive a pro-rated bonus for the year.
(2)	In connection with the Publishing Spin-off, on August 1, 2014, we entered into a separation agreement with Mr. Hartenstein, which provides for a severance payment that is different than the severance that was contemplated by his employment agreement and this table. See “—Eddy W. Hartenstein”.

As noted above (see “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table”), the employment agreements for each of our NEOs’ and Mr. Hartenstein’s separation agreement provide for severance payments and benefits on specified termination events, including accelerated vesting of certain equity awards. Any such severance is subject to the NEO’s execution and nonrevocation of a release of claims against us. Each of the NEOs’ employment agreements includes definitions of “cause” and “good reason”. In addition, in the event that we undergo a change in control, the Compensation Committee has approved the accelerated vesting of all unvested equity awards of an NEO (other than Mr. Hartenstein who is not currently our employee) who is terminated by us without cause or by the NEO for good reason within the one year immediately following a change in control, which we intend to reflect in an amendment to our NEOs’ employment agreements.

“Cause” is defined in the employment agreements generally to include (i) the NEO’s conviction of, nolo contendere or guilty plea to a felony, (ii) embezzlement, material misappropriation or fraud by the NEO, (iii) the NEO’s material act of dishonesty or misconduct that violates our written policies and codes of conduct, (iv) the NEO’s willful unauthorized disclosure of confidential information or (except for Messrs. Liguori, Wert and Lazarus) breach of any of their restrictive covenants, (v) the NEO’s material improper destruction of our property, (vi) willful misconduct in connection with the performance of the NEO’s duties or (vii) any finding by the SEC relating to the NEO’s willful conduct that, in the opinion of counsel, could impair our ability to register its common stock, offer stock to the public or maintain itself as a public company. Notice and cure provisions apply. The term “cause” used in Mr. Hartenstein’s employment agreement was defined by reference to the pre-bankruptcy Tribune Company 2007 Management Equity Incentive Plan.

“Good Reason” is defined in the employment agreements generally as (i) a reduction in the NEO’s base salary or annual bonus target opportunity, (ii) a material diminution or adverse change in the NEO’s duties, authority, responsibilities, positions or reporting lines or (iii) a transfer of the executive’s primary workplace by more than 50 miles (except, in the case of for Mr. Liguori, the relocation of our executive team to New York City or Los Angeles). Additionally, for Mr. Liguori, “good reason” includes the appointment of an executive chairman of the Company or our Board of Directors. Notice and cure provisions apply.

Peter Liguori

Pursuant to his employment agreement, if we terminate Mr. Liguori’s employment without cause or he resigns for good reason, we will pay him over a 24-month period, in addition to his previously accrued compensation, severance equal to the greater of: (i) two times the sum of his base salary and prior-year bonus; or (ii) the sum of his base salary through the remainder of the initial term of his employment and his annual bonus for each year remaining in the initial term in an amount equal to his annual bonus for the year prior to the year of termination. Mr. Liguori would also be entitled to continuation of his health and dental insurance benefits at active employee rates for the greater of 24 months or the remainder of the initial term of his employment (until he otherwise becomes eligible for comparable coverage under another employer’s benefit plans). Upon such an involuntary termination, his unvested stock options and RSUs that would have vested over the greater of the 24-month period following his termination of employment or the remainder of the initial term of his employment will become vested. His unvested PSUs will vest pro rata, based on the length of his employment in relation to the full performance period and actual performance through the date of his termination. His vested stock options will be exercisable for 12 months following his termination.

Steven Berns

Pursuant to his employment agreement, if we terminate Mr. Berns’ employment without cause or he resigns for good reason or if we elect not to renew his employment agreement, we will pay him, in addition to his previously accrued compensation, severance equal to the sum of his base salary and prior-year bonus, payable over a 12-month period. Mr. Berns would also be entitled to continuation of his health and dental insurance benefits at active employee rates for 12 months following termination of his employment (until he otherwise becomes eligible for comparable coverage under another employer’s benefit plans). Upon such an involuntary termination, his unvested stock options and RSUs that would have vested over the 12-month period following his termination of employment will become vested. His unvested PSUs will vest pro rata, based on the length of employment in relation to the full performance period and actual performance through the end of the full performance period.

Lawrence Wert

Pursuant to his employment agreement, if we terminate Mr. Wert’s employment without cause or he resigns for good reason, we will pay him, in addition to his previously accrued compensation, severance equal to two times the sum of his base salary and prior-year bonus, payable over a 24-month period, and he will also be entitled to continuation of his health and dental insurance benefits at active employee rates during this period. If his termination is a result of the Company electing not to renew his employment agreement at the expiration of the initial term on December 31, 2016 (rather than at the end of any renewal term), we will pay him severance equal to the sum of his base salary and prior-year bonus, payable over a 12-month period, and he will also be entitled to continuation of his health and dental insurance benefits at active employee rates during this period.

Our obligation to provide him with continued medical and dental coverage will terminate when he becomes eligible for comparable coverage under another employer’s benefit plans. Upon such an involuntary termination, his unvested stock options and RSUs that would have vested over the 24-month period following his termination of employment will become vested. Also, his unvested RSUs that were granted to him to make up for forfeited incentive compensation from his prior employer will fully vest. His unvested PSUs will vest pro rata, based on the length of employment in relation to the full performance period and actual performance through the end of the full performance period. If Mr. Wert retires after attaining age 62, all of his unvested RSUs, PSUs and stock options will fully vest.

Chandler Bigelow

Pursuant to his employment agreement, if we terminate Mr. Bigelow’s employment without cause or he resigns for good reason or if we elect not to renew his employment agreement at the end of any renewal term (rather than at the expiration of the initial term on October 31, 2017), we will pay him, in addition to his previously accrued compensation, severance equal to the sum of his base salary and prior-year bonus, payable over a 12-month period. Mr. Bigelow would also be entitled to receive continuation of his health and dental insurance benefits at active employee rates for 12 months following termination of his employment (until he otherwise becomes eligible for comparable coverage under another employer’s benefit plans). Upon such an involuntary termination, his unvested stock options and RSUs that would have vested over the 12-month period following his termination of employment will become vested.

Edward P. Lazarus

Pursuant to his employment agreement, if we terminate Mr. Lazarus’ employment without cause or he resigns for good reason or if we elect not to renew his employment agreement at the end of any renewal term (rather than at the expiration of the initial term on December 31, 2016), we will pay him, in addition to his previously accrued compensation, severance equal to two times the sum of his then-current base salary and prior-year bonus, payable over a 24-month period (or payable in a lump sum if he is involuntarily terminated within 12 months following a change in control). Mr. Lazarus would also be entitled to receive continuation of his health and dental insurance benefits at active employee rates for 24 months following termination of his employment (until he otherwise becomes eligible for comparable coverage under another employer’s benefit plans). Upon such an involuntary termination, Mr. Lazarus’ unvested stock options and RSUs that would have vested in the ordinary course over the 12-month period following his termination of employment will become vested. His unvested PSUs will vest pro rata, based on the length of employment in relation to the full performance period and actual performance through the end of the full performance period.

Melanie Hughes

Pursuant to her employment agreement, if we terminate Ms. Hughes’ employment without cause or she resigns for good reason or if we elect not to renew her employment agreement, we will pay her, in addition her previously accrued compensation, severance equal to the sum of her base salary and prior-year bonus, payable over a 12-month period. Ms. Hughes would also be entitled to receive continuation of her health and dental insurance benefits at active employee rates for 12 months following termination of her employment (until she otherwise becomes eligible for comparable coverage under another employer’s benefit plans). Upon such an involuntary termination, her unvested stock options and RSUs that would have vested over the 12-month period following her termination of employment will become vested. Her unvested PSUs will vest paid pro rata, based on the length of employment in relation to the full performance period and actual performance through the end of the full performance period.

Eddy W. Hartenstein

Mr. Hartenstein’s employment agreement, which was in effect during his service as our Chief Executive Officer in 2013, provided that, if we were to have terminated his employment without cause, we would pay him a severance amount equal to the sum of his annual base salary and the annual bonus for the year of his termination, payable over a 12-month period.

Under the terms of his separation agreement, subject to his execution and non-revocation of a release of claims (which he provided), we agreed to pay Mr. Hartenstein, in addition to his previously accrued compensation, a separation payment of $1,680,000 (in lieu of, and not in addition to, any severance benefits payable under his employment agreement with us) in equal installments over a 12-month period. Upon completion of the Publishing Spin-off, Mr. Hartenstein’s Company stock options and RSUs were converted into awards related to Tribune Publishing common stock using the same conversion formula that we applied generally to employees of Tribune Publishing (as more fully described in footnotes 2 and 3 to the Grants of Plan-Based Awards table). His outstanding PSUs were terminated. The separation agreement reaffirmed the restrictive covenants set forth in his employment agreement, which include his agreement not to compete with us during his employment and for 12 months following termination of employment.

Equity Incentive Plan

In connection with our emergence from bankruptcy, our Board of Directors adopted the 2013 Equity Incentive Plan for the purpose of attracting and retaining key personnel, including non-employee directors, and to provide a means whereby our directors, officers, employees, consultants and advisors and our affiliates can acquire and maintain an equity interest in us, or be paid incentive compensation, thereby strengthening their commitment to the our welfare and our affiliates and aligning their interests with those of our shareholders.

We expect our Board of Directors to amend and restate the 2013 Equity Incentive Plan in connection with the effectiveness of this registration statement in order to enable us to better align our long-term incentive program with those typical of companies with registered publicly-traded securities.

Administration

The 2013 Equity Incentive Plan is administered by the Compensation Committee of our Board of Directors. Among other things, the Compensation Committee will have the authority to select individuals (“participants”) to whom awards may be granted, to determine the type of award as well as the number of shares of our common stock to be covered by each award, and to determine the terms and conditions of any such awards. The Compensation Committee also has the authority to interpret the 2013 Equity Incentive Plan, establish or waive any plan rules, accelerate the vesting or exercisability of any awards and make any other determinations it deems necessary to administer the plan. The Compensation Committee may delegate all or any portion of this authority to any person or persons to the extent that such delegation is permitted under applicable law.

Under the 2013 Equity Incentive Plan, the Compensation Committee may grant awards of various types of compensation, including stock options, stock appreciation rights, restricted stock and restricted stock units, performance shares and performance units, dividend equivalents, cash awards and other types of equity-based awards.

Shares Subject to the 2013 Equity Incentive Plan

The maximum number of shares of our common stock that may be issued under the 2013 Equity Incentive Plan is 5,263,000, of which 3,326,480 shares and awards were outstanding on September 28, 2014. Shares issued under the 2013 Equity Incentive Plan may be authorized but unissued shares, shares held in our treasury, shares purchased on the open market or by private purchase, or a combination of the foregoing.

Any shares covered by an award granted under the 2013 Equity Incentive Plan are deemed to have been used in settlement of awards, whether or not they are actually delivered, provided that if the fair market value equivalent of such shares is paid in cash, such shares will again become available for other awards under the 2013 Equity Incentive Plan. In addition, any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligations pursuant to any award under the 2013 Equity Incentive Plan will again become available for issuance. To the extent that any award expires, terminates, is canceled or forfeited, including if shares are not issued on the settlement of awards, without the participant having received any benefit therefrom, the shares covered by such award will again become available for awards under the 2013 Equity Incentive Plan.

Effective upon the Publishing Spin-off on August 4, 2014, any equity awards to employees of the Publishing Business, including Mr. Hartenstein, that had been provided under the 2013 Equity Incentive Plan were converted to awards representing shares of Tribune Publishing’s common stock, pursuant to the employee matters agreement, and, as a result, an equal number of shares of our common stock again became available under the 2013 Equity Incentive Plan for future awards.

The number of shares of our common stock or other securities covered by outstanding awards (including the various maximum limitations), the number and kind of shares or other property that may be delivered under the 2013 Equity Incentive Plan, the exercise or purchase price of each outstanding award, and the other terms of outstanding awards will be subject to adjustment by the Compensation Committee in the event of any dividend, recapitalization, stock split, reorganization, merger, spin-off, repurchase or other similar corporate transaction or event affecting our common stock (including, but not limited to, a change in control).

Effective upon the Publishing Spin-off on August 4, 2014, outstanding awards of our employees were adjusted, pursuant to the employee matters agreement, in a manner intended to preserve the value of the awards by taking into account the relative values of (x) the sum of the closing price on August 1, 2014 (the last trading day prior to the Publishing Spin-off) of a share of our common stock on the ex-distribution market and one-quarter of a share of Tribune Publishing’s common stock on the when-issued market and (y) the closing price per share of common stock on August 4, 2014 (the day the Publishing Spin-off was completed) on the regular way market. In order to preserve the value of each stock option then held by a Company employee, the exercise price of the adjusted options was modified to preserve the same ratio as existed prior to the Publishing Spin-off between the exercise price and the per share value of the underlying stock, and the number of shares subject to the adjusted option was increased or decreased so as to preserve the aggregate spread value in the option. Any resulting fractional shares were cancelled.

As indicated above, several types of grants can be made under the 2013 Equity Incentive Plan. A summary of these grants is set forth below.

Stock Options and Stock Appreciation Rights

The Compensation Committee may grant awards of stock options and stock appreciate rights (“SARs”) under the 2013 Equity Incentive Plan. As described above in “—Components of the Compensation Program,” to date, we have granted stock options under the 2013 Equity Incentive Plan, but no SARs. The stock options are not intended to qualify as “incentive stock options” (as that term is defined in Section 422 of the Code). The terms of options and SARs are determined by the Compensation Committee and reflected in the award agreements, but the exercise period for any stock options and SARs awarded under the 2013 Equity Incentive Plan may not extend beyond ten years from the date of grant. The Compensation Committee has the authority to determine the terms and conditions of the stock options and SARs, including the number of shares subject to each stock option and SAR, the vesting and exercise schedule of each stock option and SAR, and the exercise price of each stock option and strike price of each SAR (which must be at least the fair market value of the stock underlying the award on the date of grant).

The exercise price of the stock options (and any applicable required withholding taxes) will be payable in any manner approved by the Compensation Committee or provided in an applicable award agreement which may include, but is not limited to, cash, our common stock (valued at its fair market value on the date of exercise) or a combination thereof, or by a “cashless exercise” through a broker or by withholding shares otherwise receivable on exercise.

SARs are similar to stock options, except that no exercise price is required to be paid. Upon exercise of a SAR, the participant will receive payment equal to the increase in the fair market value of a share of our common stock on the date of exercise over the strike price (which is no less than the fair market value of a share of our common stock on the date of grant) times the number of shares of our common stock as to which the SAR is being exercised. The payment will be made in cash, in shares of our common stock, or any combination thereof. Any fractional shares of common stock will be settled in cash.

Except as otherwise provided in an award, employment, consulting, change in control, severance or other agreement between a participant and us or an affiliate, if a participant’s service is terminated by reason of death or disability, any stock options and SARs held by the participant that have not become vested and exercisable will terminate, and the vested portion of such options and SARs will remain exercisable until the earlier of (i) the first anniversary of such termination or (ii) the expiration date of the stock option or SAR. Upon termination of service for “cause” (as defined in the 2013 Equity Incentive Plan or, if applicable, a participant’s individual agreement), all stock options and SARs (whether or not then vested and exercisable) will expire at the time of such termination, whether or not vested. If a participant’s service is terminated for any other reason, any stock options and SARs held by the participant that have not become vested and exercisable will terminate, and the vested portion of such options and SARs will remain exercisable until the earlier of (i) 90 days following such termination or (ii) the expiration date of the stock option or SAR.

The 2013 Equity Incentive Plan prohibits repricing of stock options and SARs without shareholder approval.

Restricted Stock, RSUs and PSUs

The Compensation Committee may grant awards of restricted stock and RSUs under the 2013 Equity Incentive Plan. As described above in “—Components of the Compensation Program” and below in “—Director Compensation for Fiscal Year 2013,” to date, we have granted RSUs to employees and directors, PSUs to employees and restricted stock to non-employee directors. The Compensation Committee has the authority to determine the terms and conditions of the restricted stock, RSUs and PSUs, including the restricted periods during which the awards are subject to forfeiture and performance vesting conditions of PSUs. Upon expiration of the restricted period with respect to restricted stock, the restricted stock will no longer be subject to forfeiture and, upon expiration of the restricted period with respect to each RSU and the satisfaction of performance conditions applicable to PSUs, we will deliver a share of our common stock, or at the Compensation Committee’s discretion, cash or a combination of shares of common stock and cash.

Except as otherwise provided in an award, employment, consulting, change in control, severance or other agreement between a participant and us or an affiliate, if a participant’s service is terminated, the unvested portion of any restricted stock, RSUs or PSUs held by the participant will terminate and be forfeited.

Other Stock-Based Awards

The Compensation Committee may grant other equity-based or equity-related awards not otherwise described by the terms of the 2013 Equity Incentive Plan. Each other stock-based award granted under the 2013 Equity Incentive Plan will be evidenced by an award agreement and subject to conditions not inconsistent with the 2013 Equity Incentive Plan.

Dividends and Dividend Equivalents

The Compensation Committee may, in its discretion, grant dividends or dividend equivalents to a participant in tandem with another award or as freestanding awards. Except in the event of a corporate transaction that results in the adjustment of such awards under the provisions of the 2013 Equity Incentive Plan, no dividend equivalents may be credited in respect of stock options or SARs.

Effect of a Change in Control

Except as provided in a participant’s award, employment, consulting, change in control, severance or other agreement between a participant and us or an affiliate, in the event of a change in control, if a participant’s employment is terminated by us and our affiliates other than for “cause” (as defined in the 2013 Equity Incentive Plan or, if applicable, a participant’s individual agreement), and other than due to death or disability, within the 12-month period following a change in control, then (i) all stock options and SARs then held by such participant will become immediately exercisable as of such participant’s date of termination with respect to all of the shares subject to such stock option or SAR; (ii) the restricted period will expire as of such participant’s date of termination with respect to all of then-outstanding shares of restricted stock or RSUs then held by such participant; and (iii) awards then held by such participant that were previously deferred will be settled in full as soon as practicable following such participant’s date of termination.

Amendment and Termination

Our Board of Directors may amend or terminate the 2013 Equity Incentive Plan at any time, but no amendment or termination may materially and adversely affect the rights of any participant without the participant’s consent. Amendments to the 2013 Equity Incentive Plan will require shareholder approval if such approval is required by tax or regulatory law or requirement. The 2013 Equity Incentive Plan, therefore, cannot be amended to remove the prohibition on re-pricing or to permit the grant of options or SARs at below fair market value exercise prices without stockholder approval.

Director Compensation for Fiscal Year 2013

Name	Fees Earned or Paid in Cash ($)(1)		Stock Awards ($)(2)(3)(4)		Total
Craig A. Jacobson	$95,000		$378,056		$473,056
Kenneth Liang	$90,000		$378,056	(5)	$468,056
Bruce A. Karsh	$100,000		$378,056	(5)	$478,056
Peter E. Murphy	$49,423	(6)	$404,577	(6)	$454,000
Ross Levinsohn	$85,000		$378,056		$463,056

(1)	Half of each non-employee director’s annual retainer and committee fees was payable in cash.
(2)	The amounts in this column reflect the grant date fair value of awards pursuant to the 2013 Equity Incentive Plan in accordance with ASC 718. The assumptions used in the valuation of stock awards are disclosed in Note 18 to our audited consolidated financial statements included in this registration statement.
(3)	Each non-employee director serving in 2013 received a one-time initial grant of 5,000 restricted shares of our Class A Common Stock, of which 1,666 vested on December 31, 2013. Also, half of each non-employee director’s annual retainer was paid in restricted shares of our Class A Common Stock, using our stock value at bankruptcy emergence on December 31, 2012 of $45.36. Like other shares of our common stock that were outstanding at the time the Publishing Spin-off was completed, 0.25 of a share of Tribune Publishing common stock was distributed in the Publishing Spin-off for each share of restricted stock then outstanding. Those shares of Tribune Publishing stock will be restricted until the corresponding shares of our common stock vest.
(4)	All non-employee directors (other than Mr. Murphy) converted half of their cash compensation for 2013 into unrestricted shares of the Company’s Class A Common Stock, using our stock value at bankruptcy emergence of $45.36. Like other shares of our common stock that were outstanding at the time the Publishing Spin-off was completed, 0.25 of a share of Tribune Publishing common stock was distributed in the Publishing Spin-off for each of these unrestricted shares then outstanding.
(5)	The shares paid to Mr. Liang and Mr. Karsh were issued and registered to OCM FIE, LLC, an Oaktree affiliated entity.
(6)	Mr. Murphy deferred a portion of the restricted shares paid for his annual retainer in 2013 into RSUs. Also, Mr. Murphy deferred approximately half of cash compensation into deferred stock units, using our stock value at bankruptcy emergence of $45.36. Consistent with applicable SEC rules, this column shows the grant date value of these stock units, which is greater than the amount of salary deferred. These RSUs and deferred stock units were adjusted in connection with the Publishing Spin-off (in the manner described in footnote 2 to the Grants of Plan-Based Awards table).

Under the director compensation program approved by our Compensation Committee for 2013, each of our non-employee directors who served in the 2013 fiscal year received an annual cash retainer of $75,000 and an annual equity retainer of an award of restricted stock with a fair market value equal to $75,000 on the date of grant.

The equity retainer award vested in full on December 31, 2013. Each non-employee director serving in 2013 was also awarded a one-time grant of 5,000 restricted shares, which vests ratably over three years from the date of grant. Equity awarded to the directors for their 2013 service was granted pursuant to the 2013 Equity Incentive Plan.

In addition to the annual retainer compensation, under the director compensation program, Mr. Karsh received a cash retainer of $15,000 for his service as Chairman of the Board of Directors, Mr. Murphy received a cash retainer of $15,000 for his service as Chair of the Audit Committee, and Mr. Liang received a cash retainer of $15,000 for his service as Chair of the Compensation Committee. Each non-employee director also received an additional annual cash retainer of $10,000 for each committee of our Board of Directors on which he serves (not as chair).

Each of our non-employee directors was offered the opportunity to convert up to half of their cash compensation into unrestricted shares of our Class A Common Stock. Alternatively, a director was allowed to defer up to half of his annual compensation (that is, both the cash and restricted share grant) into RSUs to be settled into shares of our Class A common stock on the earlier of a termination of his service on our Board of Directors and a qualifying change in control. For 2013, the conversion price was our stock value at bankruptcy emergence ($45.36). All non-employee directors other than Mr. Murphy elected a conversion into unrestricted shares of our Class A Common Stock. Mr. Murphy elected a deferral into RSUs.

We do not pay any additional remuneration for director service to any of our directors who are our officers, namely Mr. Liguori, our Chief Executive Officer, nor did we pay any additional remuneration in 2013 to Mr. Hartenstein who served as the Non-Executive Chairman of our Board of Directors from the date of his transition of the Chief Executive Officer role to Mr. Liguori until his resignation in August 2014 in connection with the Publishing Spin-Off. All directors are reimbursed for reasonable travel and lodging expenses incurred to attend meetings of our Board of Directors or a committee thereof.

Compensation Committee Interlocks and Insider Participation

Kenneth Liang, Bruce A. Karsh and Craig A. Jacobson served as the members of our Compensation Committee in 2013. In addition to the members listed above, Laura R. Walker is currently a member of our Compensation Committee. None of the members of our Compensation Committee is, or in the past have served, as an officer or employee of the Company. None of our executive officers serve, or in the past year have served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Item 7.	Certain Relationships and Related Transactions, and Director Independence

Related Person Transactions Policy

Our Board of Directors has updated our policy for the review, approval or ratification of “related party” transactions. Under the updated policy, a “related party” includes our directors, director nominees, executive officers and greater than 5% shareholders, and any of their immediate family members, and a “transaction” includes one in which (1) the total amount may exceed $120,000, (2) the Company is a participant, and (3) a related party will have a direct or indirect material interest (other than as a director or a less than 10% owner of another entity, or both).

The new policy provides that, where a related party transaction could result in a conflict of interest, it will be reviewed and approved by our Nominating and Corporate Governance Committee. Only those related party transactions that are consistent with our best interests will be finally approved. In making this determination, all available and relevant facts and circumstance will be considered, including the benefits to us, the impact of the transaction on the related party’s independence, the availability of other sources of comparable products or services, the terms of the transaction and the terms available from unrelated third parties.

Registration Rights Agreement

Tribune, the Oaktree Funds, the JPMorgan Entities and the Angelo Gordon Funds are parties to the Registration Rights Agreement which grant the Oaktree Funds, the JPMorgan Entities and the Angelo Gordon Funds specified demand and piggyback registration rights with respect to our common stock. Under the Registration Rights Agreement, we are required to use reasonable best efforts to effect the registration under the Securities Act of our common stock as requested by the holders of our securities that are a party to the Registration Rights Agreement, at our own expense. In addition, if we determine to register our common stock under the Securities Act, such holders will have the right to require us to use our reasonable best efforts to include in our registration statement shares of our common stock held by them, subject to certain limitations. The Registration Rights Agreement also provides for us to indemnify certain of our stockholders in connection with the registration of our common stock. In connection with the Publishing Spin-off, each of the Oaktree Funds, the JPMorgan Entities and the Angelo Gordon Funds agreed to forebear from exercising their demand and piggyback registration rights with respect to our common stock pursuant to the Registration Rights Agreement for a period of six months following the completion of the Publishing Spin-off. This summary is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit to this registration statement on Form 10.

Arrangements with Related Parties

JPMorgan Chase Bank, N.A., an affiliate of the JPMorgan Entities (which own approximately 8% of our common stock), has acted as lender and agent to us under our Secured Credit Facility for which it has received customary fees, commissions, expenses and/or other compensation. JPMorgan Chase Bank, N.A. also acted as lender and agent under Tribune Publishing’s senior term facility for which it has received customary fees, commissions, expenses and/or other compensation. In connection with the Publishing Spin-off, J.P. Morgan Securities LLC, an affiliate of the JPMorgan Entities, served as our financial advisor, pursuant to which it received $8.0 million in fees. In addition, affiliates of the JPMorgan Entities have provided us with other investment banking and commercial banking services for which they have received customary fees and commissions.

Our company-sponsored pension plan assets include an investment in a loan fund limited partnership managed by Oaktree Capital Management, L.P., which is affiliated with the Oaktree Funds that own approximately 19% of our common stock. The fair value of this investment was $31 million and $30 million at September 28, 2014 and December 29, 2013, respectively. The pension plan assets have included an investment in this fund since 2008.

On October 1, 2014, we completed the acquisition of HWW, Australia’s leading provider of TV and movie data, from ninemsn Pty Limited for an aggregate purchase price of $19 million, subject to certain final adjustments. Oaktree Capital Management, L.P. is affiliated with funds that held between 10% and 15% of the outstanding shares of HWW at the time our acquisition of HWW was consummated and accordingly received a proportional share of the purchase price. The transaction was approved by our Audit Committee in accordance with the terms of our Related Person Transactions Policy.

Director Independence

Following the effectiveness of this registration statement, our Class A Common Stock will be listed on the NYSE. Our Board of Directors has determined that all directors other than Messrs. Levinsohn and Liguori are considered “independent” directors within the meaning of the rules of the NYSE for listed companies. Each member of our Audit Committee (other than Mr. Levinsohn) is independent under applicable NYSE listing standards and meets the standards for independence required by U.S. securities law requirements applicable to public companies, including Rule 10A-3 of the Exchange Act, with such independence requirements to be satisfied by all members of the Audit Committee within one year of the effective date of this registration statement. Each member of our Nominating and Corporate Governance Committee (other than Mr. Levinsohn) is independent under applicable NYSE listing standards, with such independence requirements to be satisfied by all members of the Nominating and Corporate Governance Committee within one year of the effective date of this registration statement.

Item 8.	Legal Proceedings

We are subject to various legal proceedings and claims that have arisen in the ordinary course of business. The legal entities comprising our operations are defendants from time to time in actions for matters arising out of their business operations. In addition, the legal entities comprising our operations are involved from time to time as parties in various regulatory, environmental and other proceedings with governmental authorities and administrative agencies.

On December 31, 2012, the Debtors that had filed voluntary petitions for relief under Chapter 11 in the Bankruptcy Court on December 8, 2008 (or on October 12, 2009, in the case of Tribune CNLBC, LLC) emerged from Chapter 11. Tribune Media and certain of the other legal entities included in the combined financial statements of Tribune Media were Debtors or, as a result of the restructuring transactions undertaken at the time of the Debtors’ emergence, are successor legal entities to legal entities that were Debtors. The Debtors’ Chapter 11 cases have not yet been closed by the Bankruptcy Court, and certain claims asserted against the Debtors in the Chapter 11 cases remain unresolved. As a result, we expect to continue to incur certain expenses pertaining to the Chapter 11 proceedings in future periods, which may be material. See Note 1 to the audited consolidated financial statements for the year ended December 29, 2013 included in this registration statement for further information.

In March 2013, the IRS issued its audit report on our federal income tax return for 2008 which concluded that the gain from the Newsday Transactions should have been included in our 2008 taxable income. Accordingly, the IRS has proposed a $190 million tax and a $38 million accuracy-related penalty. After-tax interest on the proposed tax through September 28, 2014 would be $28 million. We disagree with the IRS’s position and have timely filed our protest in response to the IRS’s proposed tax adjustments. We are contesting the IRS’s position in the IRS administrative appeals division. If the IRS position prevails, we would also be subject to $30 million, net of tax benefits, of state income taxes and related interest through September 28, 2014.

Separately, the IRS is currently auditing our 2009 federal income tax return which includes the Chicago Cubs Transactions. We expect the IRS audit to be concluded during 2015. If the gain on the Chicago Cubs Transactions is deemed by the IRS to be taxable in 2009, the federal and state income taxes would be approximately $225 million before interest and penalties.

Both potential liabilities are substantial. We do not maintain any tax reserves related to the Newsday Transactions or the Chicago Cubs Transactions. Our consolidated balance sheet as of September 28, 2014 includes deferred tax liabilities of $113 million and $176 million related to the future recognition of taxable income and gain from the Newsday Transactions and the Chicago Cubs Transactions, respectively.

We do not believe that any matters or proceedings presently pending will have a material adverse effect, individually or in the aggregate, on our combined financial position, results of operations or liquidity. However, legal matters and proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. As such, there can be no assurance that the final outcome of these matters and proceedings will not materially and adversely affect our combined financial position, results of operations or liquidity.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information; Holders

Beginning in 2013, our Class A Common Stock and Class B Common Stock each have been quoted on the OTC Bulletin Board under the symbols “TRBAA” and “TRBAB,” respectively. We have been approved to list our Class A Common Stock on the NYSE. See “Item 11. Description of Registrant’s Securities to be Registered” of this registration statement, incorporated herein by reference. The following table presents the high and low bid price for our common stock on the OTC Bulletin Board for the periods indicated:

	Class A Common Stock		Class B Common Stock
Fiscal Year Ending December 28, 2014	High	Low	High	Low
Quarter ended December 28, 2014 (through November 28, 2014)	$69.74	$55.40	$69.20	$64.90
Quarter ended September 28, 2014	$87.72	$65.55	$88.62	$67.25
Quarter ended June 29, 2014	$87.24	$73.35	$87.51	$76.45
Quarter ended March 30, 2014	$82.71	$69.21	$84.32	$69.51

	Class A Common Stock		Class B Common Stock
Fiscal Year Ended December 29, 2013	High	Low	High	Low
Quarter ended December 29, 2013	$75.79	$59.92	$69.51	$62.58
Quarter ended September 29, 2013	$65.80	$56.53	$67.44	$57.63
Quarter ended June 30, 2013	$56.78	$51.54	$57.63	$55.61
Quarter ended March 31, 2013	$55.95	$47.15	$57.69	$52.07

*	The prices above are as reported by the OTC Market and may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

As of October 31, 2014, we had approximately 94.8 million shares of our Class A Common Stock and approximately 2.9 million shares of Class B Common Stock outstanding, and 9 and 1 holders of record of Class A Common Stock and Class B Common Stock, respectively. In addition, as of October 31, 2014, approximately 2.5 million shares of our common stock were subject to outstanding Warrants to purchase our common stock. See “Item 11. Description of Registrants’s Securities to be Registered—Warrants.”

Dividends

We have not paid any dividends on our common stock since our emergence from bankruptcy on December 31, 2012. Any payment of dividends will be at the discretion of our Board of Directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our Board of Directors may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about our Class A Common Stock that may be issued upon exercise of options and other rights under our 2013 Equity Incentive Plan as of October 31, 2014.

Plan category	Number of securities to be issued upon exercise of outstanding options and vesting of restricted stock units and performance share units (1)(2)	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders (3)	1,819,396	70.87	3,270,700

Total	1,819,396	70.87	3,270,700

(1)	Does not include 42,773 of vested and unvested restricted stock awards issued to members of our Board of Directors from the 2013 Equity Incentive Plan.
(2)	Performance share units are assumed to be issued at a maximum 200% of target for all periods, although performance targets for some of them have not been set and no expense is being recognized.
(3)	Our final plan of reorganization authorized our Board of Directors to adopt an equity incentive plan for the purpose of granting awards to our directors, officers and employees and to set aside a reserve under such plan of up to five percent of our common stock on a fully diluted basis. In accordance with the plan of reorganization, the 2013 Equity Incentive Plan was adopted by our Board of Directors on March 1, 2013. See “Item 6. Executive Compensation—Compensation Discussion and Analysis—Equity Incentive Plan” for further information on the 2013 Equity Incentive Plan.

Item 10.	Recent Sales of Unregistered Securities

On December 31, 2012, we emerged from Chapter 11 bankruptcy and pursuant to the Plan, issued 78,754,269 shares of Class A Common Stock, 4,455,767 shares of Class B Common Stock, and 16,789,972 Warrants, which are governed by the Warrant Agreement. The Warrants are exercisable at the holder’s option into Class A Common Stock, Class B Common Stock, or a combination thereof, at an exercise price of $0.001 per share or through “cashless exercise,” whereby the number of shares to be issued to the holder is reduced, in lieu of a cash payment for the exercise price. See “Item 11. Description of Registrant’s Securities to be Registered—Warrants.”

Since the initial issuance of the Warrants on December 31, 2012 through November 28, 2014, we have issued 14,474,258 shares of Class A Common Stock and 118,633 shares of our Class B Common Stock upon the exercise of Warrants. Of these exercises, we issued 11,102,845 shares of Class A Common Stock and 400 shares of Class B Common Stock, respectively, for cash, receiving total proceeds of $11,103.30 from the exercise. In addition, we issued 3,371,413 shares of Class A Common Stock and 118,233 shares of Class B Common Stock, respectively, upon “cashless exercises.”

Between February 17, 2014 and November 28, 2014, we issued 26,007 shares of Class A Common Stock to employees upon the exercise of options granted under our 2013 Equity Incentive Plan at a weighted exercise price of $54.14 per share.

The issuance of shares of Class A Common Stock and Class B Common Stock and Warrants at the time of emergence from Chapter 11 bankruptcy, and the issuance of shares of common stock upon exercise of the Warrants, were exempt from the registration requirements of Section 5 of the Securities Act pursuant to Section 1145 of the Bankruptcy Code, which generally exempts distributions of securities in connection with plans of reorganization. The issuances of shares of common stock upon exercise of options were exempt from the registration requirements of Section 5 of the Securities Act pursuant to Rule 701 or Section 4(a)(2) of the Securities Act, to the extent an exemption from such registration was required.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions.

Debt Securities

None.

Item 11.	Description of Registrant’s Securities to be Registered

General

Our authorized capital stock consists of 1,000,000,000 shares of Class A Common Stock, 200,000,000 shares of Class B Common Stock and 40,000,000 shares of preferred stock, par value $0.001 per share.

This summary is qualified in its entirety by reference to our second amended and restated certificate of incorporation, as amended, and amended and restated by-laws, the forms of which are filed as exhibits to this registration statement on Form 10.

Class A and Class B Common Stock

Voting Rights

A holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by such holder of record on our books for all matters on which our stockholders are entitled to vote. There shall be no cumulative voting. Except as otherwise required by law or expressly provided in our certificate of incorporation, a holder of Class B Common Stock shall be not be entitled to vote on any matter submitted to a vote of our stockholders except (1) a holder of Class B Common Stock shall be entitled to one vote per share of Class B Common Stock held by such holder of record on our books and shall be entitled to vote as a separate class on any amendment, alteration, change or repeal of any provision of our second amended and restated certificate of incorporation that adversely affects the powers, preferences or special rights of the Class B Common Stock in a manner different from the adverse powers, preferences or special rights of the Class B Common Stock and (2) a holder of Class B Common Stock shall be entitled to one vote per share of Class B Common Stock, voting together with the holders of Class A Common Stock as a single class, on certain non-ordinary course transactions to the extent that such transaction is submitted to a vote of the holders of Class A Common Stock, including:

•	Any authorization of, or increase in the number of authorized shares of any class of capital stock ranking pari passu with or senior to the Class A Common Stock and Class B Common Stock as to dividends or liquidation preferences, including additional shares of Class A Common Stock or Class B Common Stock;

•	Any amendment to our second amended and restated certificate of incorporation or our amended and restated by-laws;

•	Any amendment to any stockholders or comparable agreement;

•	Any sale, lease or other disposition of all or substantially all of our assets;

•	Any recapitalization, reorganization, share exchange, consolidation or merger;

•	Any issuance or entry into an agreement for the issuance of our capital stock, including any stock option or stock incentive plan;

•	Any redemption, purchase or other acquisition by us of any of our capital stock; and

•	Any liquidation, dissolution, distribution of all or substantially all of our assets or our winding-up.

Our amended and restated by-laws provide the voting requirements for the election of directors. The affirmative vote of a plurality of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote at any annual or special meeting of stockholders will decide the election of any directors, and the affirmative vote of a majority of the shares of our common stock present, in person or by proxy, at the annual meeting and entitled to vote at any annual or special meeting of stockholders will decide all other matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our second amended and restated certificate of incorporation, or under our amended and restated by-laws, a different vote is required, in which case such provision will control.

Conversion Rights

Subject to our second amended and restated certificate of incorporation and the receipt of any required approval from the FCC, each share of our Class A Common Stock is convertible, at the option of the holder, at any time after the date of the issuance of such share into one fully paid and nonassessable share of Class B Common Stock. Such conversion will not be permitted if, following and after giving effect to such conversion, no shares of Class A Common Stock would remain issued and outstanding.

Subject to our second amended and restated certificate of incorporation and the receipt of any required approval from the FCC, each share of Class B Common Stock is convertible, at the option of the holder, at any time after the date of issuance of such share into one fully paid and nonassessable share of Class A Common Stock.

Dividends

Subject to the prior rights and preferences, if any, that may be applicable to preferred stock then outstanding, holders of our Class A Common Stock or our Class B Common Stock are entitled to participate ratably in such dividends, whether in cash, property, stock or otherwise, as may be declared by the Board of Directors from time to time out of our assets or funds legally available therefor, provided that any dividends payable in shares of our common stock will be declared and paid at the same rate on each class of our common stock and dividends payable in shares of Class A Common Stock will only be paid to holders of Class A Common Stock and dividends payable in shares of Class B Common Stock will only be paid to holders of Class B Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, distribution of all or substantially all of the assets or winding-up of Tribune, after all our creditors have been paid in full and after payment of all sums, if any, payable in respect of Preferred Stock, the holders of our common stock will be entitled to share ratably, on a share-for-share basis as if all shares of our common stock were of a single class, in all distributions of assets pursuant to our voluntary or involuntary liquidation, dissolution, distribution of all or substantially all of the assets or winding-up.

Restrictions on Transfer and Conversion for Regulatory Reasons

We may restrict the ownership, conversion, or proposed ownership of shares of our common stock by any person if such ownership, conversion or proposed ownership, either alone or in combination with other actual or proposed ownership, (including due to conversion) of shares of capital stock of any other person, would (i) be inconsistent with, or in violation of, any provision of the laws administered or enforced by the FCC, (ii) materially limit or materially impair any of our, or our subsidiaries’, existing business activities under the laws administered or enforced by the FCC, (iii) materially limit or materially impair under the laws administered or enforced by the FCC, the acquisition of an attributable interest in a full-power television station, a full-power radio station or a daily newspaper (as defined by the FCC), by us or any of our subsidiaries for which we have entered into a definitive agreement with a third party or (iv) subject us or any of our subsidiaries to any regulation under the laws administered or enforced by the FCC having a material effect on us or any of our subsidiaries to which we or any of our subsidiaries would not be subject but for such ownership, conversion or proposed ownership.

Warrants

General

As of October 31, 2014, we had 2,505,816 Warrants issued and outstanding. The Warrants are governed by the Warrant Agreement. Under the Warrant Agreement, the Warrants are exercisable at the holder’s option for shares of our Class A Common Stock, Class B Common Stock or a combination of Class A Common Stock and Class B Common Stock, at any time until the expiration of the Warrants on December 31, 2032.

This summary is qualified in its entirety by reference to our second amended and restated certificate of incorporation, as amended, and amended and restated by-laws and the Warrant Agreement, the forms of which are filed as exhibits to this registration statement on Form 10.

Manner of Exercise

Under the Warrant Agreement, subject to certain adjustments (such as in the case of stock dividends, subdivisions or combinations), the Warrants can be exercised upon the payment of $0.001 for each share of common stock as to which such Warrants are being exercised, which at the option of the holder, (i) can be paid in U.S. dollars, (ii) through cashless exercise or (iii) any combination of (i) and (ii).

Restrictions on Exercise

In the event we determine that the ownership or proposed ownership of our securities (i) would be inconsistent with, or violate any provision of the laws administered or enforced by the FCC, (ii) materially limit or materially impair any of our, or our subsidiaries’, existing business activity under the laws administered or enforced by the FCC, (iii) materially limit or materially impair under the laws administered or enforced by the FCC the acquisition of an attributable in a full-power television station, a full-power radio station or a daily newspaper by us or our subsidiaries for which we or any of our subsidiaries have entered into a definitive agreement with a third party or (v) subject us or any of our subsidiaries to any regulation under the federal communication laws having a material effect on us our subsidiaries to which we or any of our subsidiaries would not be subject, but for such ownership or proposed ownership, we may refuse to permit exercise of all or any of the Warrants, suspend the rights of warrant ownership, condition the acquisition of shares of common stock on the prior consent of the FCC, or exercise any and all appropriate remedies against such holder.

Adjustments

The number of shares of common stock issuable upon exercise of the Warrants and the exercise price are subject to adjustment in certain instances including:

•	dividends payable in, or other distributions of, additional shares of our common stock;

•	subdivisions, combinations and certain reclassifications of our common stock; and

•	our reorganization, consolidation, merger or sale of all or substantially all of our assets.

Preferred Stock

Under our second amended and restated certificate of incorporation, our Board of Directors have the authority, without further action by our stockholders, to issue up to 40,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. No shares of our authorized preferred stock are currently outstanding.

Anti-Takeover Effects of Various Provisions of Delaware Law, Our Second Amended and Restated Certificate of Incorporation and Our Amended and Restated By-laws

The provisions of our second amended and restated certificate of incorporation and amended and restated by-laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which could result in an improvement of their terms.

Authorized but Unissued Shares of Capital Stock

Common Stock. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our Board of Directors in opposing a hostile takeover bid.

Preferred Stock. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

Classified Board of Directors

In accordance with the terms of our second amended and restated certificate of incorporation, our Board of Directors is divided into three classes, Class I, Class II, and Class III, with members of each class serving staggered three-year terms. Under our amended and restated bylaws, except as may otherwise be provided in our second amended and restated certificate of incorporation, our Board of Directors consists of such number of directors as may be determined from time to time by resolution of the Board of Directors, but in no event may the number of directors be less than seven or more than nine. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our second amended and restated certificate of incorporation and amended and restated by-laws provide that any vacancy on our Board of Directors, including a vacancy resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even if less than a quorum, or by a sole remaining director, provided that any vacancy created by any of the initial members of our Board of Directors designated by any of the Stockholders pursuant to the Plan during their initial term, may be filled only by such Stockholder that designated such initial director. Any director elected to fill a vacancy will hold office until such director’s successor shall have been elected and qualified or until such director’s earlier death, resignation or removal. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Requirements for Advance Notice of Stockholder Nominations and Proposals

Our amended and restated by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our amended and restated by-laws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our corporate secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder’s notice must be delivered to our corporate secretary at our principal executive offices not less than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year;

provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, a stockholder’s notice must be delivered to our corporate secretary no later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was first mailed or public disclosure of the date of the annual meeting was first made, whichever first occurs.

Limitations on Liability and Indemnification

Our second amended and restated certificate of incorporation contains provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty,

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,

•	Section 174 of the DGCL (unlawful dividends), or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions do not alter a director’s liability under federal securities laws. The inclusion of this provision in our second amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our second amended and restated certificate of incorporation requires us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director or officer without the approval of our Board of Directors. Our second amended and restated certificate of incorporation provides that we are required to indemnify our directors and executive officers, to the fullest extent permitted by law, against all liability and loss suffered and expenses (including attorney’s fees) incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to pay the expenses (including attorney’s fees) actually and reasonably incurred by our directors and officers in advance of the final disposition to enable them to defend against such proceedings.

Choice of Forum

Our second amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim arising under the DGCL, our second amended and restated certificate of incorporation or our amended and restated by-laws or (iv) any action asserting a claim that is governed by the internal affairs doctrine. We may consent in writing to alternative forums. By becoming a stockholder of Tribune, you will be deemed to have notice of and have consented to the provisions of our second amended and restated certificate of incorporation related to choice of forum.

Section 203 of the Delaware General Corporation Law

Following the listing of our Class A Common Stock on the NYSE, we will be subject to Section 203 of the DGCL. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s outstanding voting stock for a period of three years following the date the person became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is any entity or person who, together with affiliates and associates, owns, or within the previous three years owned, 15% or more of the outstanding voting stock of the corporation. We expect the applicability of Section 203 of the DGCL to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock is Computershare Trust Company, N.A.

Listing

We have been approved to list our Class A Common Stock on the NYSE under the symbol “TRCO”.

Item 12.	Indemnification of Directors and Officers

Delaware General Corporation Law. Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys’ fees, incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate. Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director’s liability (1) for breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit.

Second Amended and Restated Certificate of Incorporation. Our second amended and restated certificate of incorporation contains provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty,

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,

•	Section 174 of the DGCL (unlawful dividends), or

•	any transaction from which the director derives an improper personal benefit.

Our second amended and restated certificate of incorporation requires us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director or officer without the approval of our Board of Directors. Our second amended and restated certificate of incorporation provides that we are required to indemnify our directors and executive officers, to the fullest extent permitted by law, against all liability and loss suffered and expenses (including attorney’s fees) incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to pay the expenses (including attorney’s fees) actually and reasonably incurred by our directors and officers in advance of the final disposition to enable them to defend against such proceedings.

D&O Insurance. We maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 13.	Financial Statements and Supplementary Data

See the financial statements and notes beginning on page F-1 of this registration statement.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 15.	Financial Statements and Exhibits

(a) Financial Statements

See the index to consolidated financial statements set forth on page F-1.

(b) Exhibits

The following documents are filed as exhibits hereto:

Exhibit No.	Description
2.1	Separation and Distribution Agreement, dated as of August 3, 2014, by and between Tribune Media Company and Tribune Publishing Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Tribune Publishing Company, filed August 7, 2014).

2.2†*	Fourth Amended Joint Plan of Reorganization for Tribune Company and its Subsidiaries by the Debtors, the Official Committee of Unsecured Creditors, Oaktree Capital Management, L.P., Angelo, Gordon & Co., L.P., and JPMorgan Chase Bank, N.A., dated July 19, 2012.

3.1*	Second Amended and Restated Certificate of Incorporation of Tribune Media Company.

3.2*	Amended and Restated By-laws of Tribune Media Company.

10.1	Transition Services Agreement, dated August 4, 2014, by and between Tribune Media Company and Tribune Publishing Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Tribune Publishing Company, filed August 7, 2014).

10.2	Tax Matters Agreement, dated as of August 4, 2014, by and between Tribune Media Company and Tribune Publishing Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Tribune Publishing Company, filed August 7, 2014).

10.3	Employee Matters Agreement, dated as of August 4, 2014, by and between Tribune Media Company and Tribune Publishing Company (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Tribune Publishing Company, filed August 7, 2014).

10.4*	Registration Rights Agreement, dated as of December 31, 2012, among Tribune Company and Stockholders party thereto.

10.5*	Credit Agreement, dated as of December 27, 2013, among Tribune Company, JPMorgan Chase Bank, N.A., as administrative agent, collateral agent, swing line lender and L/C issuer and the other lenders party thereto.

10.6*	Guaranty, dated as of December 27, 2013, made among Tribune Company, each of the subsidiaries party thereto and JPMorgan Chase Bank, N.A., as collateral agent.

10.7*	Security Agreement, dated as of December 27, 2013, among Tribune Company, each of the subsidiaries party thereto and JPMorgan Chase Bank, N.A., as collateral agent.

10.8*	Pledge Agreement, dated as of December 27, 2013, among Tribune Company, each of the subsidiaries party thereto and JPMorgan Chase Bank, N.A., as collateral agent.

10.9*	Warrant Agreement, dated as of December 31, 2012, between Tribune Company and Computershare Inc. and Computershare Trust Company, N.A.

10.10§*	Tribune Company 2013 Equity Incentive Plan.

10.11§*	Employment Agreement, dated June 18, 2013, between Tribune Company and Steven Berns.

10.12§*	Employment Agreement, dated November 20, 2013, between Tribune Company and Chandler Bigelow.

10.13§*	Employment Agreement, dated May 13, 2013, between Tribune Company and Melanie Hughes.

Exhibit No.	Description

10.14§*	Employment Agreement, dated as of January 17, 2013, between Tribune Company and Edward Lazarus.

10.15§*	Employment Agreement, dated as of January 2, 2013, between Tribune Company and Peter Liguori.

10.16§*	Employment Agreement, dated as of February 12, 2013, between Tribune Company and Lawrence Wert.

10.17§*	Employment Agreement, dated August 1, 2008, between Tribune Company and Eddy Hartenstein.

10.18§*	Employment Agreement, dated May 4, 2011, between Tribune Company and Eddy Hartenstein.

10.19§*	Separation Agreement, dated August 1, 2014, by and between Tribune Company and Eddy Hartenstein.

21.1*	Subsidiaries of the Registrant.

§	Constitutes a compensatory plan or arrangement required to be filed with this registration statement.
†	Tribune Media Company hereby undertakes to furnish supplementally a copy of any omitted schedule or exhibit to such agreement to the U.S. Securities and Exchange Commission upon request.
*	Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIBUNE MEDIA COMPANY

Date: December 1, 2014	By:	/s/ Steven Berns
	Name:	Steven Berns
	Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Tribune Media Company Unaudited Interim Consolidated Financial Statements
Condensed Consolidated Statements of Operations for the Nine Months ended September 28, 2014 (Successor) and September 29, 2013 (Successor)	F-3
Condensed Consolidated Statements of Comprehensive Income for the Nine Months Ended September 28, 2014 (Successor) and September 29, 2013 (Successor)	F-4
Condensed Consolidated Balance Sheets at September 28, 2014 (Successor) and December 29, 2013 (Successor)	F-5
Condensed Consolidated Statement of Shareholders’ Equity for the Nine Months Ended September 28, 2014 (Successor)	F-7
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 28, 2014 (Successor) and September 29, 2013 (Successor)	F-8
Notes to Consolidated Financial Statements	F-10

Tribune Media Company Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-78

Consolidated Statements of Operations for the Year Ended December 29, 2013 (Successor) and December  31, 2012 (Predecessor) and for each of the Two Years in the Period Ended December 30, 2012 (Predecessor)

F-80

Consolidated Statements of Comprehensive Income for the Year Ended December 29, 2013 (Successor) and December 31, 2012 (Predecessor) and for each of the Two Years in the Period Ended December 30, 2012 (Predecessor)

F-81
Consolidated Balance Sheets at December 29, 2013 (Successor) and December 30, 2012 (Predecessor)	F-82

Consolidated Statement of Shareholders’ Equity (Deficit) for the Year Ended December 29, 2013 (Successor) and December 30, 2012 (Predecessor) and for each of the Two Years in the Period Ended December 30, 2012 (Predecessor)

F-84

Consolidated Statements of Cash Flows for the Year Ended December 29, 2013 (Successor), for December  31, 2012 (Predecessor) and for each of the Two Years in the Period Ended December 30, 2012 (Predecessor)

F-85
Notes to Consolidated Financial Statements	F-86

Local TV, LLC Audited Financial Statements[1]
Independent Auditors’ Report	G-1
Consolidated Balance Sheets as of December 26, 2013 and December 31, 2012	G-2
Consolidated Statements of Operations for the Period from January 1, 2013 to December 26, 2013 and the Years Ended December 31, 2012 and 2011	G-3
Consolidated Statements of Member’s Capital (Deficit) for the period from January 1, 2013 to December 26, 2013 and the Years Ended December 31, 2012 and 2011	G-4
Consolidated Statements of Cash Flows for the Period from January 1, 2013 to December 26, 2013 and the Years Ended December 31, 2012 and 2011	G-5
Notes to Consolidated Financial Statements	G-6

FoxCo Acquisition, LLC Audited Financial Statements[1]
Independent Auditors’ Report	G-20
Consolidated Balance Sheets as of December 26, 2013 and December 31, 2012	G-21
Consolidated Statements of Operations for the Period from January 1, 2013 to December 26, 2013 and the Years Ended December 31, 2012 and 2011	G-22
Consolidated Statements of Member’s Capital (Deficit) for the Period from January 1, 2013 to December 26, 2013 and the Years Ended December 31, 2012 and 2011	G-23
Consolidated Statements of Cash Flows for the Period from January 1, 2013 to December 26, 2013 and the Years Ended December 31, 2012 and 2011	G-24
Notes to Consolidated Financial Statements	G-25

[1]	Local TV, LLC and FoxCo Acquisition, LLC are the two primary operating entities which were acquired in the Local TV Acquisition, including the television stations which were sold to Dreamcatcher, as further described in Note 10 to the Tribune Media Company audited consolidated financial statements for the year ended December 29, 2013.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars, except per share data)

(Unaudited)

	Successor				Predecessor
	Three Months Ended		Nine Months Ended		December 31, 2012
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Operating Revenues
Television and Entertainment	$417,169	$248,196	$1,241,379	$747,854	$—
Digital and Data	44,559	18,903	112,803	59,912	—
Other	13,130	13,509	41,757	39,913	—

Total operating revenues	474,858	280,608	1,395,939	847,679	—
Operating Expenses
Programming	93,928	67,390	269,551	194,303	—
Direct operating expenses	107,553	55,667	311,257	169,694
Selling, general and administrative	152,148	72,799	455,506	213,370	—
Depreciation	17,991	10,558	52,242	29,707	—
Amortization	47,953	28,395	169,645	84,996	—

Total operating expenses	419,573	234,809	1,258,201	692,070	—

Operating Profit	55,285	45,799	137,738	155,609	—
Income on equity investments, net	40,559	31,899	197,775	86,035	—
Interest income	363	100	681	295	—
Interest expense	(39,150)	(9,558)	(118,815)	(28,529)	—
Gain on investment transactions	2	104	702	150	—
Other non-operating gain (loss), net	68	(67)	(1,070)	179	—
Reorganization items, net	(1,594)	(1,708)	(5,975)	(13,541)	8,284,314

Income from Continuing Operations Before Income Taxes	55,533	66,569	211,036	200,198	8,284,314
Income tax expense	2,647	27,325	62,601	70,516	1,070,189

Income from Continuing Operations	52,886	39,244	148,435	129,682	7,214,125
Income (loss) from Discontinued Operations, net of taxes (Note 2)	(14,889)	10,527	13,552	44,759	(103,901)

Net Income	$37,997	$49,771	$161,987	$174,441	$7,110,224

Earnings Per Common Share from Continuing Operations:
Basic	$0.53	$0.39	$1.48	$1.30

Diluted	$0.53	$0.39	$1.47	$1.30

Earnings (Loss) Per Common Share from Discontinued Operations:
Basic and Diluted	$(0.15)	$0.11	$0.14	$0.44

Net Earnings Per Common Share:
Basic	$0.38	$0.50	$1.62	$1.74

Diluted	$0.38	$0.50	$1.61	$1.74

See Notes to Condensed Consolidated Financial Statements.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of dollars)

(Unaudited)

	Successor				Predecessor
	Three Months Ended		Nine Months Ended		December 31, 2012
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Net Income	$37,997	$49,771	$161,987	$174,441	$7,110,224
Less: Income (loss) from Discontinued Operations, net of taxes	(14,889)	10,527	13,552	44,759	(103,901)

Income from Continuing Operations	$52,886	$39,244	$148,435	$129,682	$7,214,125

Other Comprehensive Income (Loss) from Continuing Operations After Taxes
Unrecognized benefit plan gains and losses:
Change in unrecognized benefit plan losses arising during the period, net of taxes of $(2) and $(1,325)	(4)	—	(2,030)	—	—
Adjustment for previously unrecognized benefit plan losses included in net income, net of taxes of $(17) and $(56)	(26)	—	(85)	—	—
Fresh-start reporting adjustment included in net income to eliminate Predecessor’s accumulated other comprehensive income (loss), net of taxes of $169,642	—	—	—	—	934,661

Change in unrecognized benefit plan gains and losses, net of taxes	(30)	—	(2,115)	—	934,661

Unrealized gain on marketable securities:
Change in unrealized holding gain arising during the period, net of taxes of $3,077	4,772	—	4,772	—	—
Foreign currency translation adjustments:
Change in foreign currency translation adjustments, net of taxes of $(1,076) and $503 for the three months ended Sept. 28, 2014 and Sept. 29, 2013, respectively, and $(743) and $(21) for the nine months ended Sept. 28, 2014 and Sept. 29, 2013, respectively	(1,648)	772	(1,138)	(32)	—
Fresh-start reporting adjustment included in net income to eliminate Predecessor’s accumulated other comprehensive income (loss), net of taxes of $(552)	—	—	—	—	2,846

Change in foreign currency translation adjustment, net of taxes	(1,648)	772	(1,138)	(32)	2,846

Other Comprehensive Income (Loss) from Continuing Operations, net of taxes	3,094	772	1,519	(32)	937,507

Comprehensive Income from Continuing Operations, net of taxes	55,980	40,016	149,954	129,650	8,151,632
Comprehensive Income (loss) from Discontinued Operations, net of taxes	(14,889)	10,525	13,552	44,764	(103,901)

Comprehensive Income	$41,091	$50,541	$163,506	$174,414	$8,047,731

See Notes to Condensed Consolidated Financial Statements.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except for share and per share data)

(Unaudited)

	September 28, 2014	December 29, 2013
Assets

Current Assets
Cash and cash equivalents	$756,647	$640,697
Restricted cash and cash equivalents	19,248	221,879
Accounts receivable (net of allowances of $6,975 and $16,254)	405,333	644,024
Inventories	—	14,222
Broadcast rights	173,026	105,325
Income taxes receivable	20,352	11,240
Deferred income taxes	24,944	54,221
Prepaid expenses and other	50,432	43,672

Total current assets	1,449,982	1,735,280

Properties
Property, plant and equipment	954,048	1,115,253
Accumulated depreciation	(87,021)	(74,446)

Net properties	867,027	1,040,807

Other Assets
Broadcast rights	176,840	61,175
Goodwill	3,906,247	3,815,196
Other intangible assets, net	2,438,077	2,516,543
Assets held for sale	4,704	—
Investments	2,030,438	2,163,162
Other	170,956	143,846

Total other assets	8,727,262	8,699,922

Total Assets	$11,044,271	$11,476,009

See Notes to Condensed Consolidated Financial Statements.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except for share and per share data)

(Unaudited)

	September 28, 2014	December 29, 2013
Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable	$49,724	$93,396
Senior Toggle Notes	—	172,237
Debt due within one year	4,589	32,472
Accrued reorganization costs	16,707	15,521
Employee compensation and benefits	77,481	200,033
Contracts payable for broadcast rights	206,260	139,146
Deferred revenue	33,670	77,029
Accrued expenses and other current liabilities	59,777	69,003

Total current liabilities	448,208	798,837

Non-Current Liabilities
Long-term debt	3,491,609	3,760,475
Deferred income taxes	1,377,283	1,393,413
Contracts payable for broadcast rights	302,322	80,942
Contract intangible liability, net	38,842	193,730
Pension obligations, net	172,526	199,176
Postretirement, medical, life and other benefits	20,498	63,123
Other obligations	63,609	60,752

Total non-current liabilities	5,466,689	5,751,611

Shareholders’ Equity
Preferred stock ($0.001 par value per share)
Authorized: 40,000,000 shares; No shares issued and outstanding at September 28, 2014 and at December 29, 2013	—	—
Class A Common Stock ($0.001 par value per share)
Authorized: 1,000,000,000 shares; Issued and outstanding: 94,650,019 shares at September 28, 2014 and 89,933,876 shares at December 29, 2013	94	90
Class B Common Stock ($0.001 par value per share)
Authorized: 200,000,000 shares; Issued and outstanding: 2,922,759 shares at September 28, 2014 and 3,185,181 shares at December 29, 2013	3	3
Additional paid-in-capital	4,585,621	4,543,228
Retained earnings	403,542	241,555
Accumulated other comprehensive income	140,114	140,685

Total shareholders’ equity	5,129,374	4,925,561

Total Liabilities and Shareholders’ Equity	$11,044,271	$11,476,009

See Notes to Condensed Consolidated Financial Statements.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(In thousands)

(Unaudited)

	Total	Retained Earnings	Accumulated Other Comprehensive Income	Additional Paid-In Capital	Common Stock
					Class A		Class B
					Amount (at Cost)	Shares	Amount (at Cost)	Shares
Balance at December 29, 2013	$4,925,561	$241,555	$140,685	$4,543,228	$90	89,934	$3	3,186
Comprehensive income:
Net income	161,987	161,987	—	—	—	—	—	—
Other comprehensive income, net of taxes	1,519	—	1,519	—	—	—	—	—

Comprehensive income	163,506	—	—	—	—	—	—	—
Publishing Spin-off (Note 2)	19,347	—	(2,090)	21,437	—	—	—	—
Conversions of Class B Common Stock to Class A Common Stock	—	—	—	—	—	263	—	(263)
Warrant exercises	—	—	—	(4)	4	4,303	—	—
Stock-based compensation	22,094	—	—	22,094	—	—	—	—
Net share settlements of stock-based awards	(2,030)	—	—	(2,030)	—	150	—	—
Excess tax benefits from stock-based awards	896	—	—	896	—	—	—	—

Balance at September 28, 2014	$5,129,374	$403,542	$140,114	$4,585,621	$94	94,650	$3	2,923

See Notes to Condensed Consolidated Financial Statements.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

(Unaudited)

	Successor		Predecessor
	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	December 31, 2012
Operating Activities
Net income	$161,987	$174,441	$7,110,224
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Stock-based compensation	22,094	4,488	—
Pension credits, net of contributions	(33,503)	(31,195)	—
Depreciation	70,945	54,931	—
Amortization of contract intangible assets and liabilities	(31,728)	(26,116)	—
Amortization of other intangible assets	173,782	89,925	—
Income on equity investments, net	(197,149)	(85,186)	—
Distributions from equity investments	173,420	140,276	—
Amortization of debt issuance costs and original issue discount	10,108	2,842	—
Gain on investment transactions	(2,186)	(150)	—
Other non-operating loss (gain), net	1,091	(179)	—
Non-cash reorganization items, net	—	(2,249)	(8,287,644)
Excess tax benefits from stock-based awards	(896)	—	—
Transfers from (to) restricted cash related to bankruptcy disbursements	709	165,783	(186,823)
Changes in working capital items, excluding effects from acquisitions:
Accounts receivable, net	73,692	38,913	—
Inventories, prepaid expenses and other current assets	(9,459)	27,101	(275)
Accounts payable	(5,217)	(91,324)	(18,942)
Employee compensation and benefits, accrued expenses and other current liabilities	(18,197)	(9,105)	(3,450)
Deferred revenue	22,764	9,686	—
Accrued reorganization costs	1,186	(109,912)	14,136
Income taxes	(7,025)	(36,347)	(6,199)
Deferred compensation, postretirement medical, life and other benefits	(2,642)	(12,771)	(35,241)
Change in broadcast rights, net of liabilities	(16,214)	5,103	—
Deferred income taxes	(69,973)	23,354	1,169,483
Change in non-current obligations for uncertain tax positions	(3,776)	(10,789)	—
Other, net	(16,452)	(14,214)	—

Net cash provided by (used for) operating activities	297,361	307,306	(244,731)

Investing Activities
Capital expenditures	(59,886)	(45,130)	—
Acquisitions, net of cash acquired	(261,584)	—	—
Transfers from restricted cash, net	200,813	—	—
Investments	(2,330)	(464)	—
Transfers from restricted cash related to New Cubs LLC distribution	—	—	727,468
Distributions from equity investments	159,602	—	—
Investment in non-interest bearing loan to the Litigation Trust	—	—	(20,000)
Proceeds from sales of investments and real estate	3,337	12,913	—

Net cash provided by (used for) investing activities	39,952	(32,681)	707,468

See Notes to Condensed Consolidated Financial Statements.

	Successor		Predecessor
	Nine Months Ended September 28, 2014	Nine Months Ended September 29, 2013	December 31, 2012
Financing Activities
Long-term borrowings related to Publishing Spin-off (Note 2)	346,500	—	—
Long-term borrowings	—	—	1,089,000
Repayment of Senior Toggle Notes (Note 10)	(172,237)	—	—
Repayments of long-term debt	(297,783)	(7,246)	(3,394,347)
Long-term debt issuance costs related to Publishing Spin-off (Note 2)	(10,179)	—	—
Long-term debt issuance costs	—	(840)	(11,242)
Cash and restricted cash distributed to Tribune Publishing (Note 2)	(86,530)	—	—
Excess tax benefits from stock-based awards	896	—	—
Tax withholdings related to net share settlements of share-based awards	(3,201)	—	—
Proceeds from stock option exercises	1,171	—	—

Net cash used for financing activities	(221,363)	(8,086)	(2,316,589)

Net Increase (Decrease) in Cash and Cash Equivalents	115,950	266,539	(1,853,852)
Cash and cash equivalents, beginning of period	640,697	430,574	2,284,426

Cash and cash equivalents, end of period	$756,647	$697,113	$430,574

Supplemental Schedule of Cash Flow Information
Cash paid during the period for:
Interest	$104,751	$29,650	$—
Income taxes, net of refunds	$162,107	$126,673	$—

See Notes to Condensed Consolidated Financial Statements.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Presentation—On July 16, 2014, following approval at its annual meeting of stockholders on July 14, 2014, Tribune Company amended and restated its certificate of incorporation and changed its name to Tribune Media Company. All references to Tribune Media Company or Tribune Company in the accompanying unaudited condensed consolidated financial statements encompass the historical operations of Tribune Media Company and its subsidiaries (collectively, the “Company”).

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. In the opinion of management, the financial statements contain all adjustments necessary to present fairly the financial position of the Company as of September 28, 2014, the results of operations and cash flows for the three and nine months ended September 28, 2014 and September 29, 2013 and the results of the Predecessor’s operations and cash flows for December 31, 2012. All adjustments reflected in the accompanying unaudited condensed consolidated financial statements which management believes necessary to present fairly the financial position, results of operations and cash flows, have been reflected and are of a normal recurring nature. Results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. In addition, the accompanying unaudited condensed consolidated financial statements reflect the spin-off of the Company’s principal publishing operations into an independent company which occurred on August 4, 2014, as further described below. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended December 29, 2013.

Subsequent to the acquisition of Gracenote, Inc. on January 31, 2014 (see Note 5), the Company began recognizing revenue from software licensing arrangements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 985, “Software.” No other significant accounting policies and estimates have changed from those detailed in Note 3 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013.

Spin-Off Transaction—On August 4, 2014, the Company completed the spin-off of its principal publishing operations (the “Publishing Spin-off”) into an independent company, Tribune Publishing Company (“Tribune Publishing”), by distributing 98.5% of the outstanding shares of Tribune Publishing common stock to holders of Tribune Media Company Common Stock and Warrants (as defined and described in Note 3). In the distribution, each holder of Tribune Media Company Class A Common Stock, Class B Common Stock and Warrants (each as defined and described in Note 3) received 0.25 of a share of Tribune Publishing common stock for each share of Common Stock or Warrant held as of the record date of July 28, 2014. Based on the number of shares of Common Stock and Warrants outstanding as of 5:00 P.M. Eastern Time on July 28, 2014 and the distribution ratio, 25,042,263 shares of Tribune Publishing common stock were distributed to the Company stockholders and holders of Warrants and the Company retained 381,354 shares of Tribune Publishing common stock, representing 1.5% of the outstanding common stock of Tribune Publishing. Subsequent to the distribution, Tribune Publishing became a separate publicly-traded company with its own board of directors and senior management team. Shares of Tribune Publishing common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “TPUB.” For further information regarding the Publishing Spin-off, see the registration statement on Form 10, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 21, 2014 and declared effective by the SEC on July 21, 2014. The registration statement is available through the SEC website at www.sec.gov.

The historical results of operations for Tribune Publishing have been reclassified to discontinued operations for all periods presented herein (see Note 2). Unless indicated otherwise, the information in the notes to the accompanying unaudited condensed consolidated financial statements relates to the Company’s continuing operations.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Changes in Presentation and Reclassifications—Prior to the Publishing Spin-off, the Company reported its operations through two reportable segments: broadcasting and publishing; certain administrative activities were reported and included under corporate. The Company’s publishing segment operated eight major-market daily newspapers and related businesses, distributed preprinted insert advertisements, provided commercial printing and delivery services to other newspapers and managed the websites of the Company’s daily newspapers and television stations, along with the websites of other branded products that target specific areas of interest. Also included in the publishing segment were digital entertainment data businesses, collectively referred to as Tribune Digital Ventures, which distribute entertainment listings and license proprietary software and metadata. These digital entertainment data businesses were not included in the Publishing Spin-off and are now reported in the Digital and Data reportable segment (see below). The principal daily newspapers published by the Company that were included in the Publishing Spin-off were the Los Angeles Times; the Chicago Tribune; the South Florida Sun Sentinel; the Orlando Sentinel; The Baltimore Sun; the Hartford Courant; The Morning Call, serving Pennsylvania’s Lehigh Valley; and the Daily Press, serving the Virginia Peninsula.

Following the Publishing Spin-off, the Company conducts its operations through the following two reportable segments:

•	Television and Entertainment: Provides audiences across the country with news, entertainment and sports programming on Tribune Broadcasting local stations and distinctive, high quality television series and movies on WGN America, including content produced by Tribune Studios.

•	Digital and Data: Provides innovative technology and services that collect and distribute video, music and entertainment data primarily through wholesale distribution channels to consumers globally.

In addition, the Company reports and includes under Corporate and Other certain administrative activities associated with operating corporate office functions and managing its company-sponsored defined benefit pension plans, as well as the management of certain of real estate assets, including revenues from leasing office and production facilities.

As a result of the Publishing Spin-off and the changes to the Company’s reportable segments, certain previously reported amounts have been reclassified to conform to the current presentation as well as to reflect the reclassification of the historical results of operations for the businesses included in the Publishing Spin-off to discontinued operations. See Note 2 for further information.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

The adoption of fresh-start reporting as of the Effective Date required management to make certain assumptions and estimates to allocate the Successor’s (as defined and described in Note 3) enterprise value to the Successor’s assets and liabilities based on fair values. These estimates of fair value represent Reorganized Tribune Company’s (as defined and described in Note 3) best estimates based on independent appraisals and various valuation techniques and trends, and by reference to relevant market rates and transactions. The estimates and assumptions are inherently subject to significant uncertainties and contingencies beyond the control of the Company. Accordingly, the Company cannot provide assurance that the estimates, assumptions, and fair values reflected in the valuations will be realized, and actual results could vary materially.

New Accounting Standards—In August 2014, the FASB issued an Accounting Standards Update (“ASU”) No. 2014-15, “Presentation of Financial Statements - Going Concern (Subtopic 205-40).” The amendments in

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

ASU 2014-15 require the management of all entities, in connection with preparing financial statements for each annual and interim reporting period, to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The amendments in ASU 2014-15 are effective for the annual period ending after December 15, 2016 and for annual periods and interim periods thereafter. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” The amendments in ASU 2014-09 create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance. The core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The amendments in ASU 2014-09 may be applied either retrospectively to each prior period presented or retrospectively with the cumulative effect of initially applying ASU 2014-09 at the date of initial application. The Company is currently evaluating adoption methods and the impact of adopting ASU 2014-09 on its consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” The amendments in ASU 2014-08 change the criteria for reporting discontinued operations for all entities. The amendments also require new disclosures about discontinued operations and disposals of components of an entity that do not qualify for discontinued operations reporting. The amendments in ASU 2014-08 should be applied prospectively to all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Company will be adopting ASU 2014-08 effective on the first day of the 2015 fiscal year. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 2: DISCONTINUED OPERATIONS

As described in Note 1, on August 4, 2014, the Company completed the spin-off of its principal publishing operations into an independent company, Tribune Publishing. The Company has received a private letter ruling (“PLR”) from the Internal Revenue Service (“IRS”) which provides that the distribution and certain related transactions qualified as tax-free to the Company, Tribune Publishing and the Company’s stockholders and warrantholders for U.S. federal income tax purposes. Although a PLR from the IRS generally is binding on the IRS, the PLR does not rule that the distribution satisfies every requirement for a tax-free distribution, and the parties relied on the opinion of the Company’s special tax counsel that such additional requirements have been satisfied.

In connection with the Publishing Spin-off, the Company received a $275 million cash dividend from Tribune Publishing utilizing borrowings of $350 million under a senior secured credit facility entered into by Tribune Publishing prior to the Publishing Spin-off. The full amount of the $275 million cash dividend was used to permanently repay $275 million of outstanding borrowings under the Company’s Term Loan Facility (as defined and described in Note 10). All of the outstanding borrowings under the Tribune Publishing senior term loan facility were distributed to Tribune Publishing in connection with the Publishing Spin-off.

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The Company entered into a separation and distribution agreement, a tax matters agreement, a transition services agreement (the “TSA”), an employee matters agreement and certain other agreements with Tribune Publishing that govern the relationships between Tribune Publishing and the Company following the Publishing Spin-off.

Separation and Distribution Agreement

The separation and distribution agreement with Tribune Publishing sets forth the key provisions relating to the separation of Tribune Publishing and its related businesses from those of the Company and the distribution of 98.5% of the shares of Tribune Publishing common stock to holders of Common Stock and Warrants (as defined and described in Note 3). The separation and distribution agreement identifies the entities and assets to be transferred to, and the liabilities and contracts to be assumed by, Tribune Publishing or the Company, as applicable, in the separation, and describes when and how these transfers and assumptions will occur.

The separation and distribution agreement also provides that, subject to certain exceptions, Tribune Publishing and the Company will indemnify each other and certain related parties, from and against any and all damages, losses, liabilities, and expenses relating to, arising out of, or resulting from, among other things: (i) their respective businesses, their assets and liabilities and their subsidiaries’ assets and liabilities (in the case of Tribune Publishing, after giving effect to the separation and distribution); (ii) their failure or the failure of certain related persons to discharge any of their, or their subsidiaries’, respective liabilities (in the case of Tribune Publishing, after giving effect to the separation and distribution or any obligation arising out of the publishing business or its assets); and (iii) a breach by the other party of the separation and distribution agreement or the various ancillary agreements.

Tax Matters Agreement

The Company has entered into a tax matters agreement with Tribune Publishing that governs the respective rights, responsibilities and obligations of the Company and Tribune Publishing following the distribution with respect to taxes, including the Company’s and Tribune Publishing’s obligations to file tax returns and remit taxes, control over tax contests and the Company’s and Tribune Publishing’s obligations to cooperate after the distribution in tax return preparation and record-keeping matters.

The tax matters agreement generally provides that the Company will be responsible for all taxes (other than taxes on the distribution and related transactions) for periods before the distribution that are reportable on any tax return that includes the Company or one of its non-Tribune Publishing subsidiaries, and Tribune Publishing or one of its subsidiaries will be responsible for all such taxes reportable on any tax return that includes Tribune Publishing or its subsidiaries but does not include any non-Tribune Publishing subsidiaries. The Company retains responsibility for all taxes relating to the formation of and its ongoing investment in Newsday Holdings LLC.

The tax matters agreement also provides for certain restrictions on Tribune Publishing’s ability to pursue strategic or other transactions, or to take certain actions, in order to preserve the tax-free status of the distribution. The tax matters agreement further provides that Tribune Publishing and certain Tribune Publishing subsidiaries will indemnify the Company for (i) taxes on the distribution and related transactions resulting from (A) any of their actions (or failures to take certain actions) that disqualify the distribution and related transactions as tax-free or (B) any issuance of stock by Tribune Publishing or any of its affiliates or change in ownership of any such entities (other than changes in ownership solely caused by the Company) that would cause Section 355(d), Section 355(e) or Section 355(f) of the Internal Revenue Code (“IRC”) to apply to the distribution, (ii) taxes on the distribution and related transactions resulting from the disqualification of the distribution due to breaches by Tribune Publishing of representations and covenants contained in the tax matters agreement and (iii) taxes of Tribune Publishing attributable to the Tribune Publishing business for which the Company is not otherwise

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responsible and that are not related to the distribution or any related transaction. The Company will indemnify Tribune Publishing for (i) taxes of the Company and (ii) taxes of Tribune Publishing resulting from the distribution and related transactions unless, in each case, Tribune Publishing or certain Tribune Publishing subsidiaries are otherwise responsible for such taxes as described above. However, if the distribution is taxable as a result of certain actions by both parties, the liability for such taxes is shared equally between the Company and Tribune Publishing.

Transition Services Agreement

Pursuant to the TSA, the Company provides Tribune Publishing with certain specified services on a transitional basis for a period of up to two years following the Publishing Spin-off, including support in areas such as human resources, risk management, treasury, technology, legal, real estate, procurement, and advertising and marketing in a single market. In addition, the TSA outlines the services that Tribune Publishing provides the Company on a transitional basis for a period of up to two years following the Publishing Spin-off, including in areas such as human resources, technology, legal, procurement, accounting, digital advertising operations, advertising, marketing, event management and fleet maintenance, and other areas where the Company may need assistance and support following the Publishing Spin-off. The charges for the transition services generally allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the services, plus, in some cases, the allocated direct costs of providing the services, generally without profit.

Under the TSA, the Company had gross billings to Tribune Publishing of $6 million for the three months ended September 28, 2014 primarily related to a pass-through of costs associated with providing the continuation of certain benefits to Tribune Publishing employees following the Publishing Spin-off. The Company also recognized $1 million of fees primarily related to technology and shared services provided by Tribune Publishing which are included in selling, general and administrative expenses in the Company’s unaudited condensed consolidated statements of operations for the three and nine months ended September 28, 2014.

Employee Matters Agreement

The Company and Tribune Publishing entered into an employee matters agreement that addresses the treatment of employees and former employees of each of the Company and Tribune Publishing with respect to their participation in employee benefit plans that existed prior to the distribution or that Tribune Publishing established in connection with or following the distribution, as well as certain other human resources matters relating to employee programs and labor contracts. In general, except for certain pension matters, Tribune Publishing retained all liabilities with respect to the employment of all their employees and former employees (other than employees of discontinued businesses) and the Company retained all liabilities pertaining to other current or former employees, including liabilities arising with respect to benefit plans prior to the distribution. Notwithstanding the foregoing, the Company retained all liabilities relating to Company-sponsored defined benefit pension plans but did not retain any liabilities relating to Tribune Publishing’s employees’ participation in multiemployer pension plans. The employee matters agreement also addresses the treatment of equity compensation for employees of both companies in connection with the distribution. See Note 15 for further information on the impact of the Publishing Spin-off on the Company’s equity incentive plan.

The results of discontinued operations for the three and nine months ended September 28, 2014, for December 31, 2012, and for the three and nine months ended September 29, 2013 include the historical results of Tribune Publishing prior to the Publishing Spin-off on August 4, 2014.

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Summarized unaudited results of the Company’s discontinued operations and the impact of associated Publishing Spin-off adjustments are as follows (in thousands):

	Successor				Predecessor
	Three Months Ended		Nine Months Ended
	September 28, 2014 (1)	September 29, 2013	September 28, 2014 (1)	September 29, 2013	December 31, 2012
Operating revenues	$144,890	$414,016	$970,501	$1,282,140	$—
Operating (loss) profit	(14,503)	23,218	38,712	86,490	—
Gain (loss) on equity investments, net	3	(201)	(626)	(849)	—
Interest income	—	3	—	27	—
Interest expense (2)	(1,227)	(2,774)	(6,837)	(8,279)	—
Gain on investment transaction (3)	—	—	1,484	—	—
Reorganization items, net	(1)	71	(9)	(147)	(173,449)

Income (loss) before income taxes	(15,728)	20,317	32,724	77,242	(173,449)
Income tax (benefit) expense (4)	(839)	9,790	19,172	32,483	(69,548)

Income (loss) from discontinued operations, net of taxes	$(14,889)	$10,527	$13,552	$44,759	$(103,901)

(1)	Three and nine months ended September 28, 2014 reflect results of operations for the Tribune Publishing businesses through August 4, 2014, the date of the Publishing Spin-off.
(2)	In connection with the Publishing Spin-off, the Company received a $275 million cash dividend from Tribune Publishing utilizing borrowings of $350 million under a senior term loan facility entered into by Tribune Publishing prior to the Publishing Spin-off. The full amount of the $275 million cash dividend was used to permanently repay $275 million of outstanding borrowings under the Company’s Term Loan Facility (as defined and described in Note 10). Interest expense associated with the Company’s outstanding debt was allocated to discontinued operations based on the ratio of the $275 million cash dividend received from Tribune Publishing to the total outstanding indebtedness under the outstanding credit facilities in effect in each respective period prior to the Publishing Spin-off and totaled $1 million and $3 million for the three months ended September 28, 2014 and September 29, 2013, respectively, and $7 million and $8 million for the nine months ended September 28, 2014 and September 29, 2013, respectively.
(3)	Gain on investment transaction consists of the $1.5 million gain related to the remeasurement of Tribune Publishing’s investment in MCT (as defined and described in Note 5) as a result of the acquisition of the remaining 50% interest in MCT during the second quarter of 2014.
(4)	The effective tax rate on pretax income from discontinued operations was 5.3% and 48.2% for the three months ended September 28, 2014 and September 29, 2013, respectively, and 58.6% and 42.1% for the nine months ended September 28, 2014 and September 29, 2013, respectively. These rates differ from the U.S. federal statutory rate of 35% primarily due to state income taxes (net of federal benefit) and the impact of certain nondeductible transaction costs. See Note 4 for information on the income tax benefit included in discontinued operations for December 31, 2012.

The results of discontinued operations for the nine months ended September 28, 2014 and September 29, 2013 also include certain costs, including legal and professional fees, incurred by the Company to complete the Publishing Spin-off and totaled $17 million and $4 million for the three months ended September 28, 2014 and September 29, 2013, respectively, as well as $23 million and $11 million for the nine months ended September 28, 2014 and September 29, 2013, respectively.

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In conjunction with the Company’s emergence from bankruptcy, the Company consummated an internal restructuring pursuant to the terms of the Company’s plan of reorganization (see Note 3). These restructuring transactions included, among other things, establishing a number of real estate holding companies. On December 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to these newly established real estate holding companies. In 2013, Tribune Publishing entered into lease agreements with the real estate holding companies to lease back certain land and buildings that were transferred. The initial term of these lease agreements was either five or ten years, with two optional renewal terms. Prior to the Publishing Spin-off, the revenues and expenses related to these lease agreements were treated as intercompany transactions and were not separately reflected in the Company’s consolidated financial statements. The real estate holding companies were not included in the Publishing Spin-off. Subsequent to the Publishing Spin-off, the Company has reclassified the historical intercompany rental revenues related to these leases totaling $4 million and $10 million for the three months ended September 28, 2014 and September 29, 2013, respectively, as well as $24 million and $29 million for the nine months ended September 28, 2014 and September 29, 2013, respectively, into other revenues as an increase to income from continuing operations in the Company’s consolidated statements of operations due to the continuing lease arrangements between the Company and Tribune Publishing following the Publishing Spin-off. Similarly, the historical intercompany rental costs incurred by Tribune Publishing for the three and nine months ended September 28, 2014 and September 29, 2013, respectively, under these leases have been reclassified as a reduction of income from discontinued operations, net in the Company’s consolidated statements of operations. There was no impact to the Company consolidated net income for any periods prior to the Publishing Spin-off as a result of these reclassifications. Subsequent to the Publishing Spin-off, all rental revenues earned by the Company under these leases with Tribune Publishing are reflected as other revenues in the Company’s consolidated statements of operations.

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The following is a summary of the assets and liabilities distributed to Tribune Publishing on August 4, 2014 in connection with the Publishing Spin-off (in thousands):

Assets:

Current Assets
Cash and cash equivalents	$59,030
Restricted cash	27,500
Accounts receivable, net	187,153
Inventories	14,623
Deferred income taxes	32,557
Prepaid expenses and other	20,956

Total current assets	341,819

Property, plant and equipment, net	160,087

Other Assets
Goodwill	35,450
Intangible assets, net	73,300
Investments	1,924
Other long-term assets	10,179
Deferred income taxes	12,352

Total other assets	133,205

Total Assets	$635,111

Liabilities:

Current Liabilities
Accounts payable	$39,422
Employee compensation and benefits	98,156
Debt due within one year	12,680
Deferred revenue	74,505
Accrued expenses and other current liabilities	31,031

Total current liabilities	255,794

Non-Current Liabilities
Postretirement medical, life and other benefits	45,255
Long-term debt	333,820
Other obligations	19,589

Total non-current liabilities	398,664

Net Liabilities Distributed to Tribune Publishing	$(19,347)

As of the date of the Publishing Spin-off, the Company allocated approximately $2 million of accumulated other comprehensive loss to Tribune Publishing, relating primarily to post-retirement medical and life insurance benefits. The Company has no material contingent liabilities relating to the discontinued operations subsequent to the date of the Publishing Spin-off.

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NOTE 3: PROCEEDINGS UNDER CHAPTER 11

Chapter 11 Reorganization— On December 8, 2008 (the “Petition Date”), Tribune Company and 110 of its direct and indirect wholly-owned subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief (collectively, the “Chapter 11 Petitions”) under chapter 11 (“Chapter 11”) of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On October 12, 2009, Tribune CNLBC, LLC (formerly known as Chicago National League Ball Club, LLC) (“Tribune CNLBC”), which held the majority of the assets and liabilities related to the businesses of the Chicago Cubs Major League Baseball franchise (the “Chicago Cubs”), also filed a Chapter 11 Petition and thereafter became a Debtor. The Debtors’ Chapter 11 proceedings continue to be jointly administered under the caption In re Tribune Company, et al., Case No. 08-13141. As further described below, a plan of reorganization for the Debtors became effective and the Debtors emerged from Chapter 11 on December 31, 2012 (the “Effective Date”).

The Company’s consolidated financial statements for December 31, 2012 include the accounts of the Debtors and certain direct and indirect wholly-owned subsidiaries which, except as described below, had not filed petitions for relief under Chapter 11 of the Bankruptcy Code as of or subsequent to the Petition Date and were, therefore, not Debtors (each a “Non-Debtor Subsidiary” and, collectively, the “Non-Debtor Subsidiaries”) as of December 31, 2012.

From the Petition Date and until the Effective Date, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable orders of the Bankruptcy Court. In general, as debtors-in-possession, the Debtors were authorized under Chapter 11 of the Bankruptcy Code to continue to operate as ongoing businesses, but could not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court. Where appropriate, the Company and its business operations as conducted on or prior to December 30, 2012 are also herein referred to collectively as the “Predecessor.” The Company and its business operations as conducted on or subsequent to the Effective Date are also herein referred to collectively as the “Successor,” “Reorganized Debtors” or “Reorganized Tribune Company.”

Plan of Reorganization—In order to emerge from Chapter 11, a Chapter 11 plan that satisfies the requirements of the Bankruptcy Code and provides for emergence from bankruptcy as a going concern must be proposed and confirmed by a bankruptcy court. A plan of reorganization addresses, among other things, prepetition obligations, sets forth the revised capital structure of the newly reorganized entities and provides for their corporate governance subsequent to emergence from court supervision under Chapter 11.

On April 12, 2012, the Debtors, Oaktree Capital Management, L.P. (“Oaktree”), Angelo, Gordon & Co. L.P. (“AG”), the Creditors’ Committee (defined below) and JPMorgan Chase Bank, N.A. (“JPMorgan” and, together with the Debtors, Oaktree, AG and the Creditors’ Committee, the “Plan Proponents”) filed the Fourth Amended Joint Plan of Reorganization for Tribune Company and its Subsidiaries with the Bankruptcy Court (as subsequently modified by the Plan Proponents, the “Plan”). On July 23, 2012, the Bankruptcy Court issued an order confirming the Plan (the “Confirmation Order”). The Plan constitutes a separate plan of reorganization for each of the Debtors and sets forth the terms and conditions of the Debtors’ reorganization. See the “Terms of the Plan” section below for a description of the terms and conditions of the confirmed Plan.

The Debtors’ plan of reorganization was the product of extensive negotiations and contested proceedings before the Bankruptcy Court, principally relating to the resolution of certain claims and causes of action arising between certain of Tribune Company’s creditors in connection with the series of transactions (collectively, the “Leveraged ESOP Transactions”) consummated by Tribune Company and the Tribune Company employee stock

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ownership plan (the “ESOP”), EGI-TRB, L.L.C., a Delaware limited liability company wholly-owned by Sam Investment Trust (a trust established for the benefit of Samuel Zell and his family) (the “Zell Entity”) and Samuel Zell in 2007. See Note 1 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013 for additional information regarding the Debtors’ Plan confirmation process and the Leveraged ESOP Transactions.

The Debtors’ emergence from bankruptcy as a restructured company was subject to the consent of the Federal Communications Commission (the “FCC”) for the assignment of the Debtors’ FCC broadcast and auxiliary station licenses to the Reorganized Debtors. On April 28, 2010, the Debtors filed applications with the FCC to obtain FCC approval for the assignment of the FCC licenses from the Debtors as “debtors-in possession” to the Reorganized Debtors. On November 16, 2012, the FCC released a Memorandum Opinion and order (the “Exit Order”) granting the Company’s applications to assign its broadcast and auxiliary station licenses from the debtors-in-possession to the Company’s licensee subsidiaries. In the Exit Order, the FCC granted the Reorganized Debtors a permanent newspaper/broadcast cross-ownership waiver in the Chicago market, temporary newspaper/broadcast cross-ownership waivers in the New York, Los Angeles, Miami-Fort Lauderdale and Hartford-New Haven markets and two other waivers permitting common ownership of television stations in Connecticut and Indiana. See the “FCC Regulation” section of Note 18 for further information.

Following receipt of the FCC’s consent to the implementation of the Plan, but prior to the Effective Date, the Company and its subsidiaries consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These restructuring transactions included, among other things, (i) converting certain of the Company’s subsidiaries into limited liability companies or merging certain of the Company’s subsidiaries into newly-formed limited liability companies, (ii) consolidating and reallocating certain operations, entities, assets and liabilities within the organizational structure of the Company and (iii) establishing a number of real estate holding companies.

On the Effective Date, all of the conditions precedent to the effectiveness of the Plan were satisfied or waived, the Debtors emerged from Chapter 11, and the settlements, agreements and transactions contemplated by the Plan to be effected on the Effective Date were implemented, including, among other things, the appointment of a new board of directors and the initiation of distributions to creditors. As a result, the ownership of the Company changed from the ESOP to certain of the Company’s creditors on the Effective Date. On January 17, 2013, the board of directors of Reorganized Tribune Company (the “Board”) appointed a chairman of the Board and a new chief executive officer. Such appointments were effective immediately.

In connection with the Debtors’ emergence from Chapter 11, on the Effective Date and in accordance with and subject to the terms of the Plan, (i) the ESOP was deemed terminated in accordance with its terms, (ii) the unpaid principal and interest remaining on the promissory note of the ESOP in favor of the Company was forgiven, (iii) all of the Company’s $0.01 par value common stock held by the ESOP was canceled and (iv) new shares of Reorganized Tribune Company were issued to shareholders who did not meet the necessary criteria to qualify as a subchapter S corporation shareholder. As a result, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the IRC. See Note 12 for further information.

Terms of the Plan—The following is a summary of the material settlements and other agreements entered into, distributions made and transactions consummated by Reorganized Tribune Company on or about the Effective Date pursuant to, and in accordance with, the terms of the Plan. The following summary only highlights certain of the substantive provisions of the Plan and is not intended to be a complete description of, or a substitute for a full and complete reading of, the Plan and the agreements and other documents related thereto, including those described below. See Note 1 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013 for additional information regarding the terms of the Plan.

•

Cancellation of certain prepetition obligations: On the Effective Date, the Debtors’ prepetition equity (other than equity interests in subsidiaries of Tribune Company), debt and certain other obligations

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were cancelled, terminated and/or extinguished, including: (i) the 56,521,739 shares of the Predecessor’s $0.01 par value common stock held by the ESOP, (ii) the warrants to purchase 43,478,261 shares of the Predecessor’s $0.01 par value common stock held by the Zell Entity and certain other minority interest holders, (iii) the aggregate $225 million subordinate promissory notes (including accrued and unpaid interest) held by the Zell Entity and certain other minority interest holders, (iv) all of the Predecessor’s other outstanding notes and debentures and the indentures governing such notes and debentures (other than for purposes of allowing holders of the notes to receive distributions under the Plan and allowing the trustees for the senior noteholders and the holders of the Predecessor’s Exchangeable Subordinated Debentures due 2029 (“PHONES”) to exercise certain limited rights), and (v) the Predecessor’s prepetition credit facilities applicable to the Debtors (other than for purposes of allowing creditors under a $8.028 billion senior secured credit agreement (as amended, the “Credit Agreement”) to receive distributions under the Plan and allowing the administrative agent for such facilities to exercise certain limited rights).

•	Assumption of prepetition executory contracts and unexpired leases: On the Effective Date, any prepetition executory contracts or unexpired leases of the Debtors that were not previously assumed or rejected pursuant to Section 365 of the Bankruptcy Code or rejected pursuant to the Plan were deemed assumed by the applicable Reorganized Debtors, including certain prepetition executory contracts for broadcast rights.

•

Distributions to Creditors: On the Effective Date (or as soon as practicable thereafter), (i) holders of allowed senior loan claims received approximately $2.9 billion in cash, approximately 98.2 million shares of Common Stock and Warrants (as defined and described below) with a fair value determined pursuant to the Plan of approximately $4.536 billion as of the Effective Date, plus interests in the Litigation Trust (as defined and described below), (ii) holders of allowed claims related to a $1.600 billion twelve-month bridge facility entered into on December 20, 2007 (the “Bridge Facility”) received a pro rata share of $64.5 million in cash (equal to approximately 3.98% of their allowed claim) plus interests in the Litigation Trust (as defined and described below), (iii) holders of allowed senior noteholder claims (including the fee claims of indenture trustees for the senior notes) received a pro rata share of either $431 million of cash or a “strip” of consideration consisting of 6.27% of the proceeds from a new term loan (see the “Exit Financing Facilities” section of Note 11 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013), Common Stock or Warrants (as defined and described below) in Reorganized Tribune Company and cash (collectively, a “Strip”) (on average, equal to approximately 33.3% of their allowed claim) plus interests in the Litigation Trust (as defined and described below), (iv) holders of allowed other parent claims received either (a) cash or a Strip in an amount equal to approximately 35.18% of their allowed claim plus a pro rata share of additional cash or a Strip, as applicable, of approximately $2.3 million or (b) cash or a Strip in an amount equal to approximately 32.73% of their allowed claim plus a pro rata share of additional cash or a Strip, as applicable, of approximately $2.3 million plus interests in the Litigation Trust (as defined and described below), (v) holders of allowed general unsecured claims against the Debtors other than Tribune Company and convenience claims against Tribune Company received cash in an amount equal to 100% of their allowed claim, and (vi) holders of unclassified claims, priority non-tax claims and certain other secured claims received cash in an amount equal to 100% of their allowed claim. In the aggregate, Reorganized Tribune Company distributed approximately $3.516 billion of cash, approximately 100 million shares of Common Stock and Warrants (as defined and described below) with a fair value determined pursuant to the Plan of approximately $4.536 billion and interests in the Litigation Trust (as defined and described below). The cash distribution included the $727 million of restricted cash and cash equivalents presented in the Predecessor’s consolidated balance sheet at December 30, 2012 and the proceeds from a new term loan

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(see the “Exit Financing Facilities” section of Note 11 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013). In addition, Reorganized Tribune Company transferred $187 million of cash to certain restricted accounts for the limited purpose of funding certain future claim payments and professional fees.

In addition, on the Effective Date, letters of credit issued under the Predecessor’s debtor-in-possession facility (“DIP Facility”) were replaced with new letters of credit under a new revolving credit facility (see Note 11 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013) and subsequently terminated. All allowed priority tax and non-tax claims and other secured claims not paid on the Effective Date and subsidiary interests were reinstated and allowed administrative expense claims will be paid in full when due.

•	Issuance of new equity securities: Effective as of the Effective Date, Reorganized Tribune Company issued 78,754,269 shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), and 4,455,767 shares of Class B Common Stock, par value $0.001 per share (“Class B Common Stock,” and together with Class A Common Stock, “Common Stock”). Any holder (with the exception of AG, JPMorgan and Oaktree, each of which previously submitted ownership information to the FCC) who possessed greater than 4.99% of the Class A Common stock after allocation of the Warrants and holders making voluntary elections, were instead allocated Class B Common Stock until such holder’s Class A Common Stock represented no more than 4.99% of Reorganized Tribune Company’s Class A Common Stock in order to comply with the FCC ownership rules and requirements. In addition, on the Effective Date, Reorganized Tribune Company entered into a warrant agreement (the “Warrant Agreement”), pursuant to which Reorganized Tribune Company issued 16,789,972 warrants to purchase Common Stock (the “Warrants”). Reorganized Tribune Company issued the Warrants in lieu of Common Stock to creditors that were otherwise eligible to receive Common Stock in connection with the implementation of the Plan in order to comply with the FCC’s foreign ownership restrictions. See Note 14 for additional information regarding the Common Stock and Warrants.

•	Registration Rights Agreement: On the Effective Date, Reorganized Tribune Company entered into a registration rights agreement pursuant to which Reorganized Tribune Company granted registration rights with respect to the Common Stock, securities convertible into or exchangeable for Common Stock and options, warrants or other rights to acquire Common Stock to certain entities related to AG (the “AG Group”), Oaktree Tribune, L.P., an affiliate of Oaktree (the “Oaktree Group”) and Isolieren Holding Corp., an affiliate of JPMorgan (the “JPM Group,” and each of the JPM Group, AG Group and Oaktree Group, a “Stockholder Group”) and certain other holders of Registrable Securities who become a party thereto. See Note 14 for further information.

•	Exit credit facilities: On the Effective Date, Reorganized Tribune Company entered into a $1.100 billion secured term loan facility with a syndicate of lenders led by JPMorgan (the “Term Loan Exit Facility”), the proceeds of which were used to fund certain required distributions to creditors under the Plan. In addition, on the Effective Date, Reorganized Tribune Company, along with certain of its reorganized operating subsidiaries as additional borrowers, entered into a secured asset-based revolving credit facility of up to $300 million, subject to borrowing base availability, with a syndicate of lenders led by Bank of America, N.A., to fund ongoing operations. See the “Exit Financing Facilities” section of Note 11 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013 for further information.

•

Settlement of certain causes of action related to the Leveraged ESOP Transactions: The Plan provided for the settlement of certain causes of action arising in connection with the Leveraged ESOP Transactions, against the lenders under the Credit Agreement, JPMorgan as administrative agent under

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(Unaudited)

the Credit Agreement, the agents, arrangers, joint bookrunner and other similar parties under the Credit Agreement, the lenders under the Bridge Facility and the administrative agent under the Bridge Facility. It also included a “Step Two/Disgorgement Settlement” of claims for disgorgement of prepetition payments made by the Predecessor on account of the debt incurred in connection with the closing of the second step of the Leveraged ESOP Transactions on December 20, 2007 against parties who elected to participate in such settlement. These settlements resulted in incremental recovery to creditors other than lenders under the Credit Agreement and the Bridge Facility of approximately $521 million above their “natural” recoveries absent such settlements.

•	The Litigation Trust: On the Effective Date, except for those claims released as part of the settlements described above, all other causes of action related to the Leveraged ESOP Transactions held by the Debtors’ estates and preserved pursuant to the terms of the Plan (the “Litigation Trust Preserved Causes of Action”) were transferred to a litigation trust formed, pursuant to the Plan, to pursue the Litigation Trust Preserved Causes of Action for the benefit of certain creditors that received interests in the litigation trust as part of their distributions under the Plan (the “Litigation Trust”). The Litigation Trust is managed by an independent third party trustee (the “Litigation Trustee”) and advisory board and, pursuant to the terms of the agreements forming the Litigation Trust, Reorganized Tribune Company is not able to exert any control or influence over the administration of the Litigation Trust, the pursuit of the Litigation Trust Preserved Causes of Action or any other business of the Litigation Trust. In connection with the formation of the Litigation Trust, and pursuant to the terms of the Plan, Reorganized Tribune Company entered into a credit agreement (the “Litigation Trust Loan Agreement”) with the Litigation Trust whereby Reorganized Tribune Company made a non-interest bearing loan of $20 million in cash to the Litigation Trust on the Effective Date. Subject to the Litigation Trust’s right to maintain an expense fund of up to $25 million, under the terms of the Litigation Trust Loan Agreement, the Litigation Trust is required to repay to Reorganized Tribune Company the principal balance of the loan with the proceeds received by the Litigation Trust from the pursuit of the Litigation Trust Preserved Causes of Action only after the first $90 million in proceeds, if any, are disbursed to certain holders of interests in the Litigation Trust. Concurrent with the disbursement of the $20 million loan to the Litigation Trust on the Effective Date, the Predecessor recorded a valuation allowance of $20 million against the principal balance of the loan given the uncertainty as to the timing and amount of principal repayments to be received in the future. The charge to establish the valuation allowance is included in reorganization items, net in the Predecessor’s consolidated statement of operations for December 31, 2012 (see Note 4 for further information). In addition, pursuant to certain agreements entered into between Reorganized Tribune Company and the Litigation Trust, on the Effective Date in accordance with the Plan, Reorganized Tribune Company is required to reasonably cooperate with the Litigation Trustee in connection with the Litigation Trustee’s pursuit of the Litigation Trust Preserved Causes of Action by providing reasonable access to records and information relating to the Litigation Trust Preserved Causes of Action, provided, however, that the Litigation Trust is required to reimburse Reorganized Tribune Company for reasonable and documented out-of-pocket expenses, subject to limited exceptions, in performing its obligations under such agreements up to a cap of $625,000. Reorganized Tribune Company has the right to petition the Bankruptcy Court to increase the cap upon a showing that Reorganized Tribune Company’s costs significantly exceed $625,000. On January 4, 2013, Reorganized Tribune Company filed a notice with the Bankruptcy Court stating that, in the opinion of the independent valuation expert retained by Reorganized Tribune Company, the fair market value of the Litigation Trust Preserved Causes of Action as of the Effective Date is $358 million.

•	Other Plan provisions: The Plan and Confirmation Order also contain various discharges, injunctive provisions and releases that became operative on the Effective Date.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Since the Effective Date, Reorganized Tribune Company has substantially consummated the various transactions contemplated under the Plan. In particular, Reorganized Tribune Company has made all distributions of cash, Common Stock and Warrants that were required to be made under the terms of the Plan to creditors holding allowed claims as of December 31, 2012. Claims of general unsecured creditors that become allowed on or after the Effective Date have been or will be paid on the next quarterly distribution date after such allowance.

Pursuant to the terms of the Plan, Reorganized Tribune Company is also obligated to make certain additional payments to certain creditors, including certain distributions that may become due and owing subsequent to the Effective Date and certain payments to holders of administrative expense priority claims and fees earned by professional advisors during the Chapter 11 proceedings. As described above, on the Effective Date, Reorganized Tribune Company held restricted cash of $187 million which is estimated to be sufficient to satisfy such obligations. At September 28, 2014, restricted cash held by the Company to satisfy the remaining claim obligations was $19 million.

Confirmation Order Appeals—Notices of appeal of the Confirmation Order were filed on July 23, 2012 by (i) Aurelius Capital Management, LP (“Aurelius”), on behalf of its managed entities that were holders of the Predecessor’s senior notes and PHONES and (ii) Law Debenture Trust Company of New York (“Law Debenture”), successor trustee under the indenture for the Predecessor’s prepetition 6.61% debentures due 2027 and the 7.25% debentures due 2096, and Deutsche Bank Trust Company Americas (“Deutsche Bank”), successor trustee under the indentures for the Predecessor’s prepetition medium-term notes due 2008, 4.875% notes due 2010, 5.25% notes due 2015, 7.25% debentures due 2013 and 7.5% debentures due 2023. Additional notices of appeal were filed on August 2, 2012 by Wilmington Trust Company (“WTC”), as successor indenture trustee for the PHONES, and on August 3, 2012 by the Zell Entity (the Zell Entity, together with Aurelius, Law Debenture, Deutsche Bank and WTC, the “Appellants”). The confirmation appeals were transmitted to the United States District Court for the District of Delaware (the “Delaware District Court”) and were consolidated, together with two previously-filed appeals by WTC of the Bankruptcy Court’s orders relating to certain provisions in the Plan, under the caption Wilmington Trust Co. v. Tribune Co. (In re Tribune Co.), Case Nos. 12-cv-128, 12-mc-108, 12-cv-1072, 12-cv-1073, 12-cv-1100 and 12-cv-1106. Case No. 12-mc-108 was closed without disposition on January 14, 2014.

The Appellants seek, among other relief, to overturn the Confirmation Order and certain prior orders of the Bankruptcy Court, including the settlement of certain claims and causes of action related to the Leveraged ESOP Transactions that was embodied in the Plan (see above for a description of the terms and conditions of the confirmed Plan). WTC and the Zell Entity also sought to overturn determinations made by the Bankruptcy Court concerning the priority in right of payment of the PHONES and the subordinated promissory notes held by the Zell Entity and its permitted assignees, respectively. There is currently no stay of the Confirmation Order in place pending resolution of the confirmation-related appeals. In January 2013, Reorganized Tribune Company filed a motion to dismiss the appeals as equitably moot, based on the substantial consummation of the Plan. On June 18, 2014, the Delaware District Court entered an order granting in part and denying in part the motion to dismiss. The effect of the order was to dismiss all of the appeals, with the exception of the relief requested by the Zell Entity concerning the priority in right of payment of the subordinated promissory notes held by the Zell Entity and its permitted assignees with respect to any state law fraudulent transfer claim recoveries from a Creditor Trust that was proposed to be formed under a prior version of the Plan, but was not formed under the Plan as confirmed by the Bankruptcy Court. The Delaware District Court vacated the Bankruptcy Court’s ruling to the extent it opined on that issue. On July 16, 2014, notices of appeal of the Delaware District Court’s order were filed with the U.S. Court of Appeals for the Third Circuit by Aurelius, Law Debenture, and Deutsche Bank. No notices of appeal of the Delaware District Court’s order were filed by WTC or the Zell Entity and, consequently, those entities are no longer Appellants. Briefing with respect to the appeals is underway and oral argument has not yet been scheduled.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Certain Causes of Action Arising From the Leveraged ESOP Transactions—On April 1, 2007, the Predecessor’s board of directors (the “Predecessor Board”), based on the recommendation of a special committee of the Predecessor Board comprised entirely of independent directors, approved the Leveraged ESOP Transactions. On December 20, 2007, the Predecessor completed the Leveraged ESOP Transactions, which culminated in the cancellation of all issued and outstanding shares of the Predecessor’s common stock as of that date, other than shares held by the Predecessor or the ESOP, and with the Predecessor becoming wholly-owned by the ESOP. See Note 1 to the Company’s consolidated financial statements for the year ended December 29, 2013 for a description of the Leveraged ESOP Transactions. The Leveraged ESOP Transactions and certain debt financings were the subject of extensive review by the Debtors, including substantial document review and legal and factual analyses of these transactions as a result of the prepetition debt incurred and payments made by the Company in connection therewith. Additionally, the Creditors’ Committee and certain other constituencies undertook their own reviews and due diligence concerning these transactions, with which the Debtors cooperated.

On November 1, 2010, with authorization from the Bankruptcy Court, the Creditors’ Committee initiated two adversary proceedings: Official Comm. Of Unsecured Creditors v. JPMorgan Chase Bank, N.A. (In re Tribune Co.), Case No. 10-53963, (the “JPMorgan Complaint”) and Official Comm. Of Unsecured Creditors v. FitzSimons (In re Tribune Co.), Case No. 10-54010 (as subsequently modified, the “FitzSimons Complaint”), which assert claims and causes of action related to the Leveraged ESOP Transactions including, among other things, breach of duty, disgorgement, professional malpractice, constructive and intentional fraudulent transfer, and preferential transfer actions against certain of Tribune Company’s senior lenders and various non-lender parties, including current and former directors and officers of Tribune Company and its subsidiaries, certain advisors, certain former shareholders of Tribune Company and Samuel Zell and related entities. The Bankruptcy Court imposed a stay of proceedings with respect to the JPMorgan Complaint and the FitzSimons Complaint. With limited exceptions, the claims and causes of action set forth in the JPMorgan Complaint against JPMorgan and other senior lenders named as defendants therein were settled pursuant to the Plan. For administrative ease in effectuating the settlement embodied in the Plan, on April 2, 2012, the Creditors’ Committee initiated an additional adversary proceeding relating to the Leveraged ESOP Transactions against certain advisors to the Company, captioned Official Comm. Of Unsecured Creditors v. Citigroup Global Markets, Inc. and Merrill Lynch, Pierce, Fenner & Smith Inc. (In re Tribune Co.), Case No. 12-50446, (the “Committee Advisor Complaint”). The Committee Advisor Complaint re-states certain counts of the JPMorgan Complaint and seeks to avoid and recover the advisor fees paid to the defendants in connection with the Leveraged ESOP Transactions as alleged fraudulent and preferential transfers, seeks compensatory damages against the defendants for allegedly aiding and abetting breaches of fiduciary duty by the Company’s directors and officers, and seeks damages for professional malpractice against the defendants. The claims and causes of action set forth in the FitzSimons Complaint and the Committee Advisor Complaint were preserved under the Plan and transferred to the Litigation Trust established pursuant to the Plan. Pursuant to certain agreements between Reorganized Tribune Company and the Litigation Trust, Reorganized Tribune Company is required to reasonably cooperate with the Litigation Trustee in connection with the Litigation Trustee’s pursuit of these and other Litigation Trust Preserved Causes of Action by providing reasonable access to records and information relating thereto.

On or about June 2, 2011, Deutsche Bank, Law Debenture and WTC, as indenture trustees for Tribune Company’s senior noteholders and PHONES, and, separately, certain retirees, filed approximately 50 complaints in over 20 different federal and state courts, seeking to recover amounts paid to all former shareholders of Tribune Company whose stock was purchased or cash settled in conjunction with the Leveraged ESOP Transactions under state law constructive fraudulent transfer causes of action (collectively and as subsequently amended, the “SLCFC Actions”). Those complaints named over 2,000 individuals and entities as defendants, included thousands of “doe” defendants, and also asserted defendant class actions against the balance of the approximately 38,000 individuals or entities who held stock that was purchased or redeemed via the Leveraged

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

ESOP Transactions. The SLCFC Actions were independent of the Litigation Trust Preserved Causes of Action and were dismissed by the NY District Court (as defined below) on September 23, 2013, as further described below. The named defendants included a Debtor subsidiary of Tribune Company, certain current employees of Reorganized Tribune Company and certain benefit plans of Reorganized Tribune Company. The SLCFC Actions were brought for the sole benefit of the senior noteholders and PHONES and/or certain retirees and not for the benefit of all of the Company’s creditors.

On August 16, 2011, the plaintiffs in the SLCFC Actions filed a motion to have all the SLCFC Actions removed to federal court during the pre-trial stages through multi-district litigation (“MDL”) proceedings before a single judge. All but one of these actions were transferred on December 19, 2011 (or by additional orders filed in early January 2012) to the United States District Court for the Southern District of New York (the “NY District Court”) under the consolidated docket numbers 1:11-md-02296 and 1:12-mc-02296 for pre-trial proceedings. The NY District Court entered a case management order on February 23, 2012 allowing all pending motions to amend the complaints in the SLCFC Actions and directing the defendants to form an executive committee representing defendants with aligned common interests. The NY District Court imposed a stay of proceedings with respect to the SLCFC Actions for all other purposes. The one SLCFC Action that was not transferred to the NY District Court is pending before a state court. However, no current or former employees, directors, officers or subsidiaries of Reorganized Tribune Company are named defendants in that action.

In related actions, on December 19, 2011, the Zell Entity and related entities filed two lawsuits in Illinois state court alleging constructive fraudulent transfer against former shareholders of Tribune Company. These suits propose to protect the Zell Entity’s right to share in any recovery from fraudulent conveyance actions against former shareholders. These actions are independent of the Litigation Trust Preserved Causes of Action. By order dated June 11, 2012, the MDL panel transferred one of the lawsuits to the NY District Court to be heard with the consolidated SLCFC Actions in the MDL proceedings, while the other was subsequently voluntarily dismissed.

On March 15, 2012, the Bankruptcy Court entered an order, effective June 1, 2012, lifting the stay in each of the SLCFC Actions and the FitzSimons Complaint. On March 20, 2012, the MDL panel entered an order transferring the FitzSimons Complaint to the NY District Court to be heard with the consolidated SLCFC Actions in the MDL proceedings. By order dated August 3, 2012, the MDL panel transferred the Committee Advisor Complaint to the NY District Court to be heard with the FitzSimons Complaint and the consolidated SLCFC Actions in the MDL proceedings. By order dated May 21, 2013, the MDL panel transferred 18 Preference Actions (as defined and described below) seeking to recover certain payments made by Tribune Company to certain of its current and former executives in connection with the Leveraged ESOP Transactions from the Bankruptcy Court to the NY District Court for coordinated or consolidated pretrial proceedings with the other MDL proceedings.

The NY District Court presiding over the MDL proceedings held a case management conference on July 10, 2012 for the purpose of establishing the organizational structure of the cases, a schedule for motions to dismiss and discovery and other issues related to the administration of such proceedings, but otherwise stayed all other activity. On September 7, 2012, the NY District Court issued a case management order designating liaison counsel for the plaintiffs and various defendant groups and approved the formation of the executive committee for plaintiffs’ counsel and defendants’ counsel. In accordance with that case management order, counsel for the defendants filed motions to dismiss the SLCFC Actions based on certain statutory and jurisdictional defenses. The plaintiffs filed their responses to the motions to dismiss on December 21, 2012. The NY District Court heard oral arguments on the defendants’ motions to dismiss on May 23, 2013 and on May 29, 2013 issued an order denying certain of those motions in their entirety. On June 4, 2013, the Litigation Trustee sought leave from the NY District Court to amend the FitzSimons Complaint and the Committee Advisor Complaint. The NY District Court granted that request on July 22, 2013, and the Committee Advisor Complaint was amended thereafter on August 13, 2013. On September 23, 2013, the NY District Court entered an order dismissing the SLCFC Actions

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(except for the one action, pending in California state court, which had not been transferred to the MDL) and the related action filed by the Zell Entity that was consolidated with the SLCFC Actions. The plaintiffs in the SLCFC Actions filed a notice of appeal of that order on September 30, 2013. The defendants’ liaison counsel filed a joint notice of cross-appeal of that order on behalf of all represented defendants on October 28, 2013. No appeal of the order was lodged by the Zell Entity. The appeals remain pending. On November 20, 2013, the NY District Court issued a case management order, which authorized the Litigation Trustee to continue the FitzSimons Complaint in accordance with a court-ordered protocol. On January 29, 2014, February 3, 2014 and February 11, 2014, the Litigation Trustee filed four Notices of Voluntary Dismissal, dismissing the FitzSimons Complaint against approximately 107 former shareholder defendants who received less than $50,000 on account of their Tribune Company common stock in connection with the Leveraged ESOP Transactions. On February 28, 2014, the NY District Court entered an order establishing a protocol for defendants and the Litigation Trustee to follow when the defendant believes they should be dismissed from the FitzSimons Complaint because the amounts they received on account of their Tribune Company common stock in connection with the Leveraged ESOP Transactions were below certain thresholds. On April 24, 2014, the NY District Court entered an order establishing a protocol for defendants and the Litigation Trustee to brief additional motions to dismiss the FitzSimons Complaint and the Committee Advisor Complaint. Briefings on those additional motions to dismiss were completed on or about July 3, 2014.

Preference Actions—The Debtors and the Creditors’ Committee commenced numerous avoidance actions seeking to avoid and recover certain transfers that had been made to or for the benefit of various creditors within the 90 days prior to the Petition Date (or one year prior to the Petition Date, in the case of transfers to or for the benefit of current or former alleged “insiders,” as defined in the Bankruptcy Code, of the Debtors), which are commonly known as preference actions (the “Preference Actions”), shortly before the statute of limitation for bringing such actions expired on December 8, 2010. The Preference Actions for which the Debtors or Creditors’ Committee filed complaints were stayed by order of the Bankruptcy Court upon their filing.

Certain of the Preference Actions brought or tolled by the Creditors’ Committee were preserved and transferred to the Litigation Trust on or after the Effective Date. Certain of those Preference Actions were dismissed by the Litigation Trustee and, as noted above, 18 of those Preference Actions were transferred to the NY District Court for coordinated or consolidated pretrial proceedings with the other MDL proceedings. The Preference Actions that were transferred to the Litigation Trust, if successful, will inure to the benefit of the Debtors’ creditors that received interests in the Litigation Trust pursuant to the terms of the Plan. Certain other Preference Actions brought or tolled by the Creditors’ Committee were transferred to the Reorganized Debtors on or after the Effective Date. Those Preference Actions, along with the Preference Actions that were originally commenced by the Debtors and retained by the Reorganized Debtors pursuant to the Plan, have all been dismissed by the Reorganized Debtors, and the tolling agreements involving the Preference Actions that were transferred to or retained by the Reorganized Debtors have also been terminated or allowed to expire.

As part of the Chapter 11 claims process, a number of the Company’s former directors and officers who have been named in the FitzSimons Complaint and/or the Preference Actions that were transferred to the Litigation Trust have filed indemnity and other related claims against the Company for claims brought against them in these lawsuits. Under the Plan, such indemnity-type claims against the Company must be set off against any recovery by the Litigation Trust against any of the directors and officers, and the Litigation Trust is authorized to object to the allowance of any such indemnity-type claims.

Resolution of Outstanding Prepetition Claims—Under Section 362 of the Bankruptcy Code, the filing of a bankruptcy petition automatically stays most actions against a debtor, including most actions to collect prepetition indebtedness or to exercise control over the property of the debtor’s estate. Substantially all prepetition liabilities are subject to compromise under a plan of reorganization approved by the Bankruptcy Court. Shortly after commencing their Chapter 11 proceedings, the Debtors notified all known current or potential creditors of the Chapter 11 filings.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

On March 23, 2009, the Debtors filed initial schedules with the Bankruptcy Court setting forth the assets and liabilities of the Debtors as of the Petition Date and Tribune CNLBC filed its initial schedules of assets and liabilities in October 2009 (as subsequently amended, the “Schedules of Assets and Liabilities”). The Schedules of Assets and Liabilities contain information identifying the Debtors’ executory contracts and unexpired leases, the creditors that may hold claims against the Debtors and the nature of such claims. On March 25, 2009, the Bankruptcy Court set June 12, 2009 as the general bar date, which was the final date by which most entities that wished to assert a prepetition claim against the Debtors were required to file a proof of claim in writing. On June 7, 2010, the Bankruptcy Court set July 26, 2010 as the general bar date for filing certain proofs of claim against Tribune CNLBC.

ASC Topic 852, “Reorganizations” requires that the financial statements for periods subsequent to the filing of the Chapter 11 Petitions distinguish transactions and events that are directly associated with the reorganization from the operations of the business.

As of the Effective Date, approximately 7,400 proofs of claim had been filed against the Debtors. Additional claims were also included in the Debtors’ respective Schedules of Assets and Liabilities which were filed with the Bankruptcy Court. Amounts and payment terms for these claims, if applicable, were established in the Plan. The filed proofs of claim asserted liabilities in excess of the amounts reflected in liabilities subject to compromise in the Predecessor’s consolidated balance sheet at December 30, 2012 plus certain additional unliquidated and/or contingent amounts. During the Debtors’ Chapter 11 proceedings, the Debtors investigated the differences between the claim amounts recorded by the Debtors and claims filed by creditors. As of November 11, 2014, approximately 3,250 proofs of claim had been withdrawn, expunged or satisfied as a result of the Debtors’ evaluation of the filed proofs of claim and their efforts to reduce and/or eliminate invalid, duplicative and/or over-stated claims. In addition, approximately 3,700 proofs of claim had been settled or otherwise satisfied pursuant to the terms of the Plan. However, as of November 11, 2014, approximately 450 proofs of claim remain subject to further evaluation and adjustments, of which approximately 25 proofs of claim relate to Tribune Publishing Debtor cases that were assumed by Tribune Publishing in connection with the Publishing Spin-off. Adjustments may result from, among other things, negotiations with creditors, further orders of the Bankruptcy Court and, in certain instances, litigation. The ultimate amounts to be paid in settlement of each of these claims will continue to be subject to uncertainty for a period of time after the Effective Date. Although the allowed amount of these unresolved claims has not been determined, the Predecessor’s liabilities subject to compromise associated with these unresolved claims, if any, have been discharged upon emergence from Chapter 11 in exchange for the treatment outlined in the Plan.

Pursuant to the terms of the Plan and subject to certain specified exceptions, on the Effective Date, all executory contracts or unexpired leases of the Debtors that were not previously assumed or rejected pursuant to Section 365 of the Bankruptcy Code or rejected pursuant to the Plan were deemed assumed in accordance with, and subject to, the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code.

Reorganization Items, Net—ASC Topic 852 requires that the financial statements for periods subsequent to the filing of the Chapter 11 Petitions distinguish transactions and events that are directly associated with the reorganization from the operations of the business. Accordingly, revenues, expenses (including professional fees), realized gains and losses, and provisions for losses directly associated with the reorganization and restructuring of the business are reported in reorganization items, net in the Successor’s and Predecessor’s unaudited condensed consolidated statements of operations included herein. Reorganization costs include provisions and adjustments to reflect the carrying value of certain prepetition liabilities at their estimated allowable claim amounts as well as professional advisory fees and other costs directly associated with the Debtors’ Chapter 11 cases.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Reorganization items, net included in the Successor’s unaudited condensed consolidated statements of operations for the three and nine months ended September 28, 2014 and September 29, 2013 and in the Predecessor’s consolidated statement of operations for December 31, 2012 consisted of the following (in thousands):

	Successor				Predecessor
	Three Months Ended		Nine Months Ended		December 31, 2012
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Reorganization costs, net (1):
Professional advisory fees	$887	$1,960	$3,827	$11,930	$—
Other	707	(252)	2,148	1,611	—

Total reorganization costs, net	1,594	1,708	5,975	13,541	—
Reorganization adjustments, net	—	—	—	—	(4,734,050)
Fresh-start reporting adjustments, net	—	—	—	—	(3,550,264)

Total reorganization items, net	$1,594	$1,708	$5,975	$13,541	$(8,284,314)

(1)	The amounts included in the table above are exclusive of amounts reflected in income from discontinued operations, net of taxes which totaled less than $1 million in each of the three and nine months ended September 28, 2014 and September 29, 2013, respectively, and $173 million for December 31, 2012.

As provided by the Bankruptcy Code, the Office of the United States Trustee for Region 3 (the “U.S. Trustee”) appointed an official committee of unsecured creditors (the “the Creditors’ Committee”) on December 18, 2008. Prior to the Effective Date, the Creditors’ Committee was entitled to be heard on most matters that came before the Bankruptcy Court with respect to the Debtors’ Chapter 11 cases. Among other things, the Creditors’ Committee consulted with the Debtors regarding the administration of the Debtors’ Chapter 11 cases, investigated matters relevant to the Chapter 11 cases, including the formulation of the Plan, advised unsecured creditors regarding the Chapter 11 cases, and generally performed any other services as were in the interests of the Debtors’ unsecured creditors. The Debtors were required to bear certain of the Creditors’ Committee’s costs and expenses, including those of their counsel and other professional advisors. Such costs are included in the Successor’s professional advisory fees for the three and nine months ended September 29, 2013. The appointment of the Creditors’ Committee terminated on the Effective Date, except with respect to the preparation and prosecution of the Creditors’ Committee’s requests for the payment of professional advisory fees and reimbursement of expenses, the evaluation of fee and expense requests of other parties, and the transfer of certain documents, information and privileges from the Creditors’ Committee to the Litigation Trust. Professional advisory fees included in the above summary pertained to the post-emergence activities related to the implementation of the Plan and other transition costs attributable to the reorganization and the resolution of unresolved claims.

Other reorganization costs for the three and nine months ended September 28, 2014 and September 29, 2013 pertained to administrative expenses directly related to the reorganization, including fees paid to the U.S. Trustee and the bankruptcy voting and claims administration agent.

The Company expects to continue to incur certain expenses pertaining to the Chapter 11 proceedings throughout 2014 and in future periods. These expenses will include primarily professional advisory fees and other costs related to the implementation of the Plan and the resolution of unresolved claims.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Other reorganization items include adjustments recorded to reflect changes in the Predecessor’s capital structure as a consequence of the reorganization under Chapter 11 as well as adjustments recorded to reflect changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting in accordance with ASC Topic 852 as of the Effective Date (see Note 4 for further information).

Operating net cash outflows resulting from reorganization costs for the three months ended September 28, 2014 and September 29, 2013 totaled $1 million and $14 million, respectively, and for the nine months ended September 28, 2014 and September 29, 2013 totaled $5 million and $126 million, respectively, and were principally for the payment of professional advisory fees and other fees in each period. All other items included in reorganization costs in the three and nine months ended September 28, 2014 and September 29, 2013 are primarily non-cash adjustments.

The Predecessor’s consolidated statement of operations for December 31, 2012 included other reorganization items totaling $8.284 billion before taxes ($7.214 billion after taxes) arising from reorganization and fresh-start reporting adjustments, exclusive of a $104 million loss reflected in income from discontinued operations, net of taxes. Reorganization adjustments, which were recorded to reflect the settlement of prepetition liabilities and changes in the Predecessor’s capital structure arising from the implementation of the Plan, resulted in a net reorganization gain of $4.734 billion before taxes ($4.552 billion after taxes) exclusive of a $9 million loss reflected in income from discontinued operations, net of taxes. Fresh-start reporting adjustments, which were recorded as a result of the adoption of fresh-start reporting as of the Effective Date in accordance with ASC Topic 852, resulted in a net gain of $3.550 billion before taxes ($2.662 billion after taxes), exclusive of a $95 million loss reflected in income from discontinued operations, net of taxes. The net gain resulted primarily from adjusting the Predecessor’s net carrying values for certain assets and liabilities to their fair values in accordance with ASC Topic 805, “Business Combinations,” recording related adjustments to deferred income taxes and eliminating the Predecessor’s accumulated other comprehensive income (loss) as of the Effective Date. See Note 4 for additional information regarding these other reorganization items.

NOTE 4: FRESH-START REPORTING

Financial Statement Presentation—Reorganized Tribune Company adopted fresh-start reporting on the Effective Date in accordance with ASC Topic 852. All conditions required for the adoption of fresh-start reporting were satisfied by Reorganized Tribune Company on the Effective Date as (i) the ESOP, the holder of all of the Predecessor’s voting shares immediately before confirmation of the Plan, did not receive any voting shares of Reorganized Tribune Company or any other distributions under the Plan, and (ii) the reorganization value of the Predecessor’s assets was less than the postpetition liabilities and allowed prepetition claims.

The adoption of fresh-start reporting by Reorganized Tribune Company resulted in a new reporting entity for financial reporting purposes reflecting the Successor’s capital structure and with no beginning retained earnings (deficit) as of the Effective Date. Any presentation of Reorganized Tribune Company’s consolidated financial statements as of and for periods subsequent to the Effective Date represents the financial position, results of operations and cash flows of a new reporting entity and will not be comparable to any presentation of the Predecessor’s consolidated financial statements as of and for periods prior to the Effective Date, and the adoption of fresh-start reporting.

In accordance with ASC Topic 852, the Predecessor’s consolidated statement of operations for December 31, 2012 includes only (i) reorganization adjustments which resulted in a net gain of $4.734 billion before taxes ($4.552 billion after taxes), exclusive of a $9 million loss reflected in income from discontinued operations, net of taxes, and (ii) fresh-start reporting adjustments which resulted in a net gain of $3.550 billion before taxes ($2.662 billion after taxes), exclusive of a $95 million loss reflected in income from discontinued

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

operations, net of taxes. These adjustments are further summarized and described below. The Predecessor’s consolidated statements of operations and cash flows for December 31, 2012 exclude the results of operations and cash flows arising from the Predecessor’s business operations on December 31, 2012. Because the Predecessor’s December 31, 2012 results of operations and cash flows were not material, Reorganized Tribune Company elected to report them as part of Reorganized Tribune Company’s results of operations and cash flows for the first quarter of 2013.

Enterprise Value/Reorganization Value—ASC Topic 852 requires, among other things, a determination of the entity’s reorganization value and an allocation of such reorganization value, as of the Effective Date, to the fair value of its tangible assets, finite-lived intangible assets and indefinite-lived intangible assets in accordance with the provisions of ASC Topic 805. The reorganization value represents the amount of resources available, or that become available, for the satisfaction of postpetition liabilities and allowed prepetition claims, as negotiated between the entity’s debtors and their creditors. This value is viewed as the fair value of the entity before considering liabilities and is intended to approximate the amount a willing buyer would pay for the assets of the entity immediately after emergence from bankruptcy. In connection with the Debtors’ Chapter 11 cases, the Debtors’ financial advisor undertook a valuation analysis to determine the value available for distribution to holders of allowed prepetition claims. The distributable value of Reorganized Tribune was determined utilizing a combination of enterprise valuation methodologies, including a comparable company analysis, a discounted cash flow (“DCF”) analysis and a precedent transaction analysis, plus the estimated cash on hand as of the measurement date and the estimated fair value of the Company’s investments. The enterprise valuation methodologies are further described in the “Methodology, Analysis and Assumptions” section below. Based on then current and anticipated economic conditions and the direct impact of these conditions on Reorganized Tribune Company’s business, this analysis estimated a range of distributable value from the Debtors’ estates from $6.917 billion to $7.826 billion with an approximate mid-point of $7.372 billion. The confirmed Plan contemplates a distributable value of Reorganized Tribune Company of $7.372 billion. The distributable value implies an initial equity value for Reorganized Tribune Company of $4.536 billion after reducing the distributable value for cash distributed (or to be distributed) pursuant to the Plan and $1.100 billion of new debt. This initial equity value was the basis for determining the reorganization value in accordance with ASC Topic 805. The calculation of reorganization value is further described in the “Fresh-Start Condensed Consolidated Balance Sheet” section below.

Methodology, Analysis and Assumptions—The comparable company valuation analysis methodology estimates the enterprise value of a company based on a relative comparison with publicly traded companies with similar operating and financial characteristics to the subject company. Under this methodology, the Company’s financial advisor determined a range of multiples of revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) to calculate the enterprise values of the Company’s publishing and broadcasting segments. The DCF analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the expected future cash flows to be generated by that asset or business. Under this methodology, projected future cash flows are discounted by the enterprise’s weighted average cost of capital (“WACC”). The WACC reflects the estimated blended rate of return that would be required by debt and equity investors to invest in the enterprise based on its capital structure. Utilizing the DCF analysis, the enterprise values of the Company’s publishing and broadcasting segments were determined by calculating the present value of the projected unlevered after-tax free cash flows through 2015 plus an estimate for the value of each segment for the period beyond 2015 known as the terminal value. The terminal value was derived by either applying a multiple to the projected EBITDA for the final year of the projection period (2015) or capitalizing the projected unlevered after-tax free cash flow in the same projection period using the WACC and an assumed perpetual growth rate, discounted back to the valuation date using the WACC, as appropriate. The precedent transactions valuation methodology is based on the enterprise values of companies involved in public merger and acquisition

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transactions that have operating and financial characteristics similar to the subject company. Under this methodology, the enterprise value is determined by an analysis of the consideration paid and the debt assumed in the identified merger and acquisition transactions and is usually expressed as a multiple of revenues or EBITDA. Utilizing this analysis, the Company’s financial advisor determined a range of multiples of EBITDA for the trailing 12 months from the measurement date to calculate the enterprise value for the Company’s broadcasting segment. The precedent transactions valuation methodology was not used for the Company’s publishing segment due to the lack of relevant transactions.

The Company’s financial advisor applied a weighted average of the above enterprise valuation methodologies to calculate the estimated ranges of enterprise values for the Company’s publishing and broadcasting segments. The relative weighting of each valuation methodology was based on the amount of publicly available information to determine the inputs used in the calculations. In addition, the Company’s financial advisor utilized a combination of these enterprise valuation methodologies, primarily the comparable company valuation analysis methodology, to calculate the estimated ranges of fair values of the Company’s investments. The ranges of enterprise values for the Company’s publishing and broadcasting segments and estimated fair values of the Company’s investments were added to the estimated cash on hand as of the measurement date to determine the estimated range of distributable value noted above.

Fresh-Start Condensed Consolidated Balance Sheet—The table below summarizes the Predecessor’s December 30, 2012 condensed consolidated balance sheet, the reorganization and fresh-start reporting adjustments that were made to that balance sheet as of December 31, 2012, and the resulting Successor’s condensed consolidated balance sheet as of December 31, 2012.

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Condensed Consolidated Balance Sheets at December 30, 2012 and December 31, 2012

(In thousands of dollars)

	Predecessor At December 30, 2012	Reorganization Adjustments		Fresh-Start Adjustments		Successor At December 31, 2012
Assets
Current Assets
Cash and cash equivalents	$2,284,426	$(1,853,852)	(1)	$—		$430,574
Accounts receivable, net	491,164	—		—		491,164
Inventories	22,249	—		(3,901)	(6)	18,348
Broadcast rights	151,576	—		(22,705)	(6)	128,871
Income taxes receivable	65,475	—		—		65,475
Restricted cash and cash equivalents	—	186,823	(1)	—		186,823
Prepaid expenses and other	82,453	83,021	(1)(3)	(4,003)	(6)	161,471

Total current assets	3,097,343	(1,584,008)		(30,609)		1,482,726

Properties
Property, plant and equipment	2,925,355	—		(2,048,186)	(6)	877,169
Accumulated depreciation	(1,930,728)	—		1,930,728	(6)	—

Net properties	994,627	—		(117,458)		877,169

Other Assets
Broadcast rights	80,945	—		(16,700)	(6)	64,245
Goodwill	409,432	—		1,992,594	(6)(7)	2,402,026
Other intangible assets, net	360,479	—		1,187,455	(6)	1,547,934
Restricted cash and cash equivalents	727,468	(727,468)	(1)	—		—
Assets held for sale	8,853	—		1,247	(6)	10,100
Investments	605,420	—		1,618,893	(6)	2,224,313
Other	66,469	11,242	(5)	(12,944)	(6)	64,767

Total other assets	2,259,066	(716,226)		4,770,545		6,313,385

Total assets	$6,351,036	$(2,300,234)		$4,622,478		$8,673,280

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Condensed Consolidated Balance Sheets at December 30, 2012 and December 31, 2012 (Continued)

(In thousands of dollars)

	Predecessor At December 30, 2012	Reorganization Adjustments		Fresh-Start Adjustments		Successor At December 31, 2012
Liabilities and Shareholder’s Equity (Deficit)
Current Liabilities
Current portion of term loan	$—	$6,843	(5)	$—		$6,843
Accrued reorganization costs	102,191	24,791	(1)(4)	—		126,982
Employee compensation and benefits	171,012	6,103	(1)(4)	—		177,115
Contracts payable for broadcast rights	109,894	61,595	(4)	(19,272)	(6)	152,217
Income taxes payable	1,605	58,485	(1)(4)	—		60,090
Deferred revenue	76,909	—		(170)	(6)	76,739
Accounts payable, accrued expenses and other current liabilities	141,845	95,392	(1)(4)(5)	(8,842)	(6)	228,395

Total current liabilities	603,456	253,209		(28,284)		828,381

Non-Current Liabilities
Term loan	—	1,082,157	(5)	—		1,082,157
Deferred income taxes	50,635	293,718	(1)(3)	969,399	(6)	1,313,752
Contracts payable for broadcast rights	67,839	21,791	(4)	(7,701)	(6)	81,929
Contract intangibles	—	—		227,017	(6)	227,017
Pension obligations and postretirement and other benefits, net	540,618	9,763	(1)(4)	—		550,381
Other obligations	57,632	9,033	(1)(4)	(13,002)	(6)	53,663

Total non-current liabilities	716,724	1,416,462		1,175,713		3,308,899

Liabilities Subject to Compromise	13,049,204	(13,049,204)	(1)(4)	—		—
Common Shares Held by ESOP, net of Unearned Compensation	36,680	(36,680)	(2)	—		—
Shareholder’s Equity (Deficit)
Common stock and additional paid-in capital	—	—		—		—
Stock purchase warrants	255,000	(255,000)	(2)	—		—
Retained earnings (deficit)	(7,401,904)	4,834,979	(1)(2)	2,566,925	(6)	—
Accumulated other comprehensive income (loss)	(908,124)	—		908,124	(6)	—
Common stock – Reorganized Tribune Company	—	83	(1)	—		83
Additional paid-in capital – Reorganized Tribune Company	—	4,535,917	(1)	—		4,535,917

Total shareholder’s equity (deficit)	(8,055,028)	9,115,979		3,475,049		4,536,000

Total liabilities and shareholder’s equity (deficit)	$6,351,036	$(2,300,234)		$4,622,478		$8,673,280

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(Unaudited)

(1)	Reflects adjustments arising from implementation of the Plan, including the settlement of prepetition liabilities, the transfer of cash to certain restricted accounts for the limited purpose of funding certain claim payments and professional fees, the cancellation of the Company’s existing common stock and stock purchase warrants and distributions of cash and issuance of the Common Stock and Warrants to its creditors. The Predecessor’s consolidated statement of operations for December 31, 2012 includes a net pretax gain of $4.739 billion ($4.543 billion after taxes), including a $5 million gain ($9 million loss after taxes) recorded in income from discontinued operations, net of taxes, to reflect these changes in the Predecessor’s capital structure arising from the implementation of the Plan and is comprised of the following adjustments (in thousands):

Liabilities subject to compromise on the Effective Date	$13,049,204
Less: Liabilities assumed and reinstated on the Effective Date	(169,513)
Less: Liabilities for prepetition claims to be settled subsequent to the Effective Date and other adjustments	(50,488)

Liabilities subject to compromise and settled on the Effective Date	12,829,203
Less: Cash distributions on settled claims	(3,515,996)
Less: Issuance of Common Stock and Warrants	(4,536,000)

Gain on settlement of liabilities subject to compromise	4,777,207
Less: Valuation allowance on non-interest bearing loan to the Litigation Trust	(20,000)
Less: Professional advisory fees incurred due to emergence from Chapter 11	(14,136)
Less: Other reorganization adjustments, net	(4,372)

Total reorganization adjustments before taxes	4,738,699
Less: Income taxes on reorganization adjustments	(195,400)

Net reorganization gain after taxes (1)	$4,543,299

(1)	Net reorganization gain after taxes includes a $9 million loss reflected in income from discontinued operations, net of taxes.

On the Effective Date, Reorganized Tribune Company assumed and reinstated $170 million of liabilities that were previously classified as liabilities subject to compromise at December 30, 2012 in accordance with the terms of the Plan. Such liabilities included an aggregate of $89 million related to contracts for broadcast rights, income taxes payable of $65 million, and other liabilities of $16 million. Reorganized Tribune Company also reinstated $50 million of prepetition liabilities allowed by the Bankruptcy Court at the expected settlement amount outlined in the Plan that have been or will be settled subsequent to the Effective Date utilizing $187 million in distributable cash that was transferred to certain restricted accounts on the Effective Date (see below). At September 28, 2014, $13 million of these liabilities had not yet been satisfied.

In the aggregate, Reorganized Tribune Company settled $12.829 billion of liabilities subject to compromise for approximately $3.516 billion of cash, approximately 100 million shares of Common Stock and Warrants with a fair value determined pursuant to the Plan of $4.536 billion and interests in the Litigation Trust. This resulted in a pretax gain on settlement of liabilities subject to compromise of $4.777 billion. The cash distributed included $727 million that was classified as restricted cash and cash equivalents in the Predecessor’s consolidated balance sheet at December 30, 2012 and the proceeds from a new term loan (see Note 11 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013). In addition, Reorganized Tribune Company transferred $187 million of

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(Unaudited)

cash to restricted accounts for the limited purpose of funding certain future claim payments and professional fees. At September 28, 2014, restricted cash held by Reorganized Tribune Company to satisfy the remaining claim obligations was $19 million.

On the Effective Date, Reorganized Tribune Company made a non-interest bearing loan of $20 million in cash to the Litigation Trust pursuant to the Litigation Trust Loan Agreement. The Litigation Trust is required to repay to Reorganized Tribune Company the principal balance of the loan with the proceeds received by the Litigation Trust from the pursuit of the Litigation Trust Preserved Causes of Action only after the first $90 million in proceeds, if any, are disbursed to certain holders of interests in the Litigation Trust. Given the uncertainty involved in the Litigation Trust’s pursuit of the preserved causes of action transferred to it and the timing and amount of principal payments to be received on the non-interest bearing loan, Reorganized Tribune Company recorded a valuation allowance of $20 million against the principal balance of the loan and included the $20 million charge to establish the valuation allowance as a pretax charge in reorganization items, net in the Predecessor’s consolidated statement of operations for December 31, 2012.

Reorganization adjustments for December 31, 2012 included a pretax charge of $14 million primarily for professional advisory fees paid to certain of the Predecessor’s professional advisors on the Effective Date. Such fees were contingent upon Reorganized Tribune Company’s successful emergence from Chapter 11.

Income taxes attributable to the reorganization totaled $195 million, of which $14 million is included in income from discontinued operations, net of taxes, and principally related to Reorganized Tribune Company’s conversion from a subchapter S corporation to a C corporation under the IRC as well as the income tax treatment of the implementation of the Plan on the Effective Date, including the cancellation of certain prepetition liabilities (see Note 12 for additional information).

(2)	As described in Note 3, in connection with the Debtors’ emergence from Chapter 11, on the Effective Date and in accordance with and subject to the terms of the Plan, (i) the ESOP was deemed terminated in accordance with its terms, (ii) the unpaid principal and interest remaining on the promissory note of the ESOP in favor of the Predecessor was forgiven and (iii) all of the Predecessor’s $0.01 par value common stock held by the ESOP was cancelled, including the 56,521,739 shares held by the ESOP and the 8,294,000 of shares held by the ESOP that were committed for release or allocated to employees at December 30, 2012. In addition, the warrants to purchase 43,478,261 shares of the Predecessor’s $0.01 par value common stock held by the Zell Entity and certain other minority interest holders were cancelled. As a result, the $37 million of common shares held by the ESOP, net of unearned compensation and the $255 million of stock purchase warrants reflected in the Predecessor’s consolidated balance sheet as of December 30, 2012 were eliminated as direct adjustments to retained earnings (deficit) and were not included in the Predecessor’s consolidated statement of operations for December 31, 2012. These direct adjustments to retained earnings (deficit) and the net reorganization gain after taxes of $4.552 billion described in (1) above resulted in a total adjustment to retained earnings (deficit) of $4.835 billion.

(3)	Reflects the conversion of Reorganized Tribune Company from a subchapter S corporation to a C corporation under the IRC.

(4)	Reflects the reclassification of certain liabilities from liabilities subject to compromise upon the assumption of certain executory contracts and unexpired leases, including contracts for broadcast rights.

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(Unaudited)

(5)	On the Effective Date, Reorganized Tribune Company entered into a $1.100 billion secured term loan facility, the proceeds of which were used to fund certain required distributions to creditors under the Plan. The secured term loan facility was issued at a discount of 1% of the principal balance totaling $11 million. See the “Exit Financing Facilities” section of Note 11 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013 for further information related to the secured term loan facility.

Prior to the Effective Date, the Predecessor incurred transaction costs totaling $4 million in connection with the Exit Financing Facilities (as defined and described in Note 11 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013). These costs were classified in other assets in the Predecessor’s consolidated balance sheet at December 30, 2012. On the Effective Date, Reorganized Tribune Company incurred additional transaction costs totaling $12 million upon the closing of the Exit Financing Facilities. These transaction costs, aggregating $16 million, were scheduled to be amortized to interest expense by Reorganized Tribune Company over the expected terms of the Exit Financing Facilities. On December 27, 2013, the Exit Financing Facilities were extinguished in connection with the Local TV Acquisition (see Notes 10 and 11 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013). As a result, unamortized transaction costs totaling $7 million relating to lenders whose portion of the borrowings under the Exit Financing Facilities was deemed extinguished were written off and included in loss on extinguishment of debt in Reorganized Tribune Company’s consolidated statement of operations for the year ended December 29, 2013.

(6)	The Predecessor’s consolidated statement of operations for December 31, 2012 includes certain adjustments recorded as a result of the adoption of fresh-start reporting in accordance with ASC Topic 852 as of the Effective Date. These fresh-start reporting adjustments resulted in a net pretax gain of $3.372 billion ($2.567 billion after taxes), including a loss of $178 million ($95 million after taxes) reflected in income from discontinued operations, net of taxes, and primarily resulted from adjusting the Predecessor’s recorded values for certain assets and liabilities to fair values in accordance with ASC Topic 805, recording related adjustments to deferred income taxes, and eliminating the Company’s accumulated other comprehensive income (loss) as of the Effective Date.

The fresh-start reporting adjustments included in the Predecessor’s statement of operations for December 31, 2012 consisted of the following items (in thousands):

Fair value adjustments to net properties	$(116,211)
Fair value adjustments to intangibles (1)	1,186,701
Fair value adjustments to investments (1)	1,615,075
Fair value adjustments to broadcast rights and other contracts	(234,098)
Write-off of Predecessor’s existing goodwill and establish Successor’s goodwill (1)	1,992,594
Other fair value adjustments, net	(1,131)
Elimination of accumulated other comprehensive income (loss) (1)	(1,070,764)

Gain from fresh-start reporting adjustments before taxes	3,372,166
Less: Income taxes attributable to fair value adjustments (1)	(805,241)

Net gain from fresh-start reporting adjustments after taxes (2)	$2,566,925

(1)	The fresh-start reporting adjustments previously reported for intangibles, investments, goodwill, accumulated other comprehensive income (loss) and income taxes were revised from amounts previously reported in the first quarter of 2013. See the “Revision of Prior Period Amounts” section of Note 3 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013 for further information.
(2)	Net gain from fresh-start reporting adjustments after taxes includes a $95 million loss reflected in income from discontinued operations, net of taxes.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Property, Plant and Equipment—Property, plant and equipment was adjusted to a fair value aggregating $877 million as of the Effective Date. The fair values of property, plant and equipment were based primarily on valuations obtained from third party valuation specialists principally utilizing the cost and market valuation approaches.

Fresh-start reporting adjustments included the elimination of the Predecessor’s aggregate accumulated depreciation balance as of December 30, 2012.

Identifiable Intangible Assets—The following intangible assets were identified by Reorganized Tribune Company and recorded at fair value based on valuations obtained from third party valuation specialists: newspaper mastheads, FCC licenses, trade name, multi-system cable operator relationships, advertiser relationships, network affiliation agreements, retransmission consent agreements, database systems, customer relationships, advertiser backlogs, operating lease agreements, affiliate agreements, broadcast rights contracts, and other contracts and agreements, including real property leases. The cost, income and market valuation approaches were utilized, as appropriate, to estimate the fair values of these intangible assets. The determination of the fair values of these identifiable intangible assets resulted in a $1.187 billion net increase in intangible assets and a $227 million unfavorable contract intangible liability in the Successor’s consolidated balance sheet at December 31, 2012. The contract intangible liability of $227 million includes $226 million related to net unfavorable broadcast rights contracts and approximately $1 million related to net unfavorable operating lease contracts.

Investments—Reorganized Tribune Company’s investments were adjusted to a fair value aggregating $2.224 billion as of the Effective Date. The fair value of Reorganized Tribune Company’s investments was estimated based on valuations obtained from third parties primarily using the market approach. Of the total fresh-start reporting adjustments relating to investments, $1.108 billion is attributable to Reorganized Tribune Company’s share of theoretical increases in the fair value of amortizable intangible assets had the fair value of the investments been allocated to identifiable intangible assets of the investees in accordance with ASC Topic 805. The differences between the fair value and carrying value of these intangible assets of the investees will be amortized into income on equity investments, net in Reorganized Tribune Company’s statement of operations in future periods.

Accumulated Other Comprehensive Income (Loss)—As indicated above, amounts included in the Predecessor’s accumulated other comprehensive income (loss) at December 30, 2012 were eliminated. As a result, the Company recorded $1.104 billion of previously unrecognized cumulative pretax losses in reorganization items, net and a related income tax benefit of $169 million in the Predecessor’s consolidated statement of operations for December 31, 2012, exclusive of $27 million reflected in income from discontinued operations, net of taxes.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(7)	As a result of adopting fresh-start reporting, Reorganized Tribune Company established goodwill of $2.402 billion, which represents the excess of reorganization value over amounts assigned to all other assets and liabilities. The following table presents a reconciliation of the enterprise value attributed to Reorganized Tribune Company’s net assets, a determination of the total reorganization value to be allocated to Reorganized Tribune Company’s net assets and the determination of goodwill (in thousands):

Determination of goodwill:
Enterprise value of Reorganized Tribune Company	$5,194,426
Plus: Cash and cash equivalents	430,574
Plus: Fair value of liabilities (excluding debt)	3,048,280

Total reorganization value to be allocated to assets	8,673,280
Less: Fair value assigned to tangible and identifiable intangible assets	(6,271,254)

Reorganization value allocated to goodwill	$2,402,026

Predecessor liabilities at December 30, 2012 of $1.901 billion were also adjusted to fair value in the application of fresh-start reporting resulting in a net increase in liabilities of $1.147 billion (excluding the impact of the new term loan). Increases included the $969 million of deferred income taxes attributable to fair value adjustments and the $227 million contract intangible liability discussed above. These increases were partially offset by reductions in certain other liabilities, including reductions related to real estate lease obligations.

NOTE 5: ACQUISITIONS

2014 Acquisitions

Baseline Acquisition

On August 29, 2014, the Company completed an acquisition of all of the outstanding and issued limited liability company interests of Baseline, LLC (“Baseline”) for $49 million in cash, subject to certain final adjustments. Baseline is a provider of film and television information and related services with movie and TV databases featuring information for more than 300,000 movie and TV projects, information on nearly 1.5 million TV and film professionals, and foreign and domestic box office data. Baseline’s licensed data powers video search and discovery features, and TV Everywhere apps for leading satellite operators, on-demand movie services, Internet companies and on-line streaming providers. Additionally, Baseline’s subscription-based content delivery platform, The Studio System, is used by major Hollywood studios, production companies and talent agencies as a primary source of business intelligence. Baseline expands the reach of the Company’s Digital and Data segment into the studio and TV network communities with data and services geared towards entertainment industry professionals. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of the fair values was allocated to goodwill.

In connection with this acquisition, the Company incurred a total of $1 million of transaction costs, which were recorded in selling, general, and administrative expenses in the Company’s consolidated statement of operations during the third quarter of 2014.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

At the acquisition date, the purchase price assigned to the acquired assets and assumed liabilities is as follows, subject to further adjustments (in thousands):

Consideration:

Cash	$48,988
Less: cash acquired	(200)

Net cash	$48,788

Allocated Fair Value of Acquired Assets and Assumed Liabilities:

Accounts receivable and other current assets	$1,362
Other long term assets	23
Property and equipment	153
Intangible assets subject to amortization
Trade name and trademarks (useful lives of 3 to 5 years)	1,000
Technologies (useful lives of 6 to 7 years)	3,200
Customer relationships (useful lives of 6 to 7 years)	7,600
Content database (useful life of 15 years)	14,000
Accounts payable and other current liabilities	(561)
Deferred revenue	(700)

Total identifiable net assets	26,077
Goodwill	22,711

Total net assets acquired	$48,788

The allocation presented above is based upon management’s estimate of the fair values using income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. The definite-lived intangible assets will be amortized over a total weighted average period of 11 years that includes a weighted average 5 year life for trade name and trademarks, 7 years for technologies, 6 years for customer relationships and a 15 year life for the content database. The acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and noncontractual relationships, as well as expected future cost and revenue synergies. The entire amount of the purchase price allocated to intangible assets and goodwill will be deductible for income tax purposes pursuant to IRC Section 197 over a 15 year period.

What’s ON Acquisition

On July 4, 2014, the Company completed an acquisition of all of the outstanding and issued equity interests of What’s On India Media Private Limited (“What’s ON”) for a purchase price of $27 million, consisting of $21 million net initial cash consideration and $6 million recorded as the net present value (“NPV”) of additional deferred payments. The acquisition of What’s ON may also include additional payments in 2015 and 2016 to selling management shareholders totaling up to $8 million which will be accounted for as compensation expense

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

as the payments are earned, in accordance with ASC Topic 805. What’s ON expands the reach of the Company’s Digital and Data segment in the television search and Electronic Program Guide (“EPG”) markets as What’s ON is a leading television search and EPG data provider for India and the Middle East. What’s ON offers EPG data and TV search products for 16 countries, including India, United Arab Emirates, Saudi Arabia, Jordan, Egypt, Qatar, Bahrain, Indonesia, Kenya and Sri Lanka, across 1,600 television channels and helps power more than 58 million set-top boxes through the region’s top cable and Internet protocol television services. The $27 million purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of the fair values and the related deferred taxes was allocated to goodwill, which will not be deductible for tax purposes due to the acquisition being a stock acquisition.

In connection with this acquisition for the nine months ended September 28, 2014, the Company incurred a total of $1 million of transaction costs, which were recorded in selling, general and administrative expenses in the Company’s consolidated statement of operations.

At the acquisition date, the purchase price assigned to the acquired assets and assumed liabilities is as follows (in thousands):

Consideration:

Cash	$23,403
Less: Cash acquired	(2,203)
Plus: NPV of deferred payments	5,625

Net consideration	$26,825

Allocated Fair Value of Acquired Assets and Assumed Liabilities

Accounts receivable and other current assets	$1,407
Other long term assets	1,009
Property and equipment	163
Intangible assets subject to amortization
Trade name and trademarks (useful life of 3 years)	200
Technologies (useful lives of 6 to 7 years)	3,100
Customer relationships (useful lives of 6 to 7 years)	2,800
Non-competition agreement (useful life of 5 years)	600
Content databases (useful lives of 13 to 14 years)	7,700
Accounts payable and other current liabilities	(1,437)
Deferred income taxes	(4,393)

Total identifiable net assets	11,149
Goodwill	15,676

Total net assets acquired	$26,825

The allocation presented above is based upon management’s estimate of the fair values using income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. The definite-lived intangible assets will be amortized over a total weighted average

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

period of 10 years that includes a 3 year life for trade name and trademarks, a weighted-average of 7 years for technologies, a weighted average of 7 years for customer relationships, a 5 year life for the non-competition agreement and a weighted-average of 13 years for content databases. The acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and noncontractual relationships, as well as expected future cost and revenue synergies.

Gracenote Acquisition

On January 31, 2014, the Company completed an acquisition of all of the issued and outstanding equity interests in Gracenote, Inc. (“Gracenote”) for $161 million in cash, net of certain working capital and other closing adjustments. Gracenote, a global leader in digital entertainment data, maintains and licenses data, products and services to businesses that enable their end users to discover analog and digital media on virtually any device. The Gracenote acquisition expands the reach of the Company’s Digital and Data segment into new growth areas, including streaming music services, mobile devices and automotive infotainment. Gracenote is a leading provider of music and voice recognition technology and is supported by the industry’s largest source of music and video metadata. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed. The excess of the fair values and the related deferred taxes was allocated to goodwill, which will not be deductible for tax purposes due to the acquisition being a stock acquisition.

In connection with this acquisition, the Company incurred a total of $4 million of transaction costs, which were recorded in selling, general and administrative expenses in the Company’s consolidated statement of operations. Of the $4 million, approximately $3 million was incurred and recognized in the first quarter of 2014 and $1 million was incurred and recognized in the fourth quarter of 2013.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

At the acquisition date, the purchase price assigned to the acquired assets and assumed liabilities is as follows, subject to further adjustments (in thousands):

Consideration:

Cash	$160,867
Less: cash acquired	(3,053)

Net cash	$157,814

Allocated Fair Value of Acquired Assets and Assumed Liabilities:
Restricted cash and cash equivalents	$5,283
Accounts receivable and other current assets	26,143
Property, plant and equipment	10,659
Intangible assets subject to amortization
Trade name and trademarks (useful life of 15 years)	8,100
Technology (useful life of 7 to 10 years)	30,100
Customer relationships (useful life of 5 to 10 years)	33,100
Content databases (useful life of 13 years)	41,400
Deferred income tax assets	7,159
Other assets	396
Accounts payable and other current liabilities	(22,299)
Deferred income tax liabilities	(41,121)
Other liabilities	(7,489)

Total identifiable net assets	91,431
Goodwill	66,383

Total net assets acquired	$157,814

The allocation presented above is based upon management’s estimate of the fair values using income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. The definite-lived intangible assets will be amortized over a total weighted average period of 11 years that includes a 15 year life for trade name and trademarks, a weighted-average of 8 years for technology platforms, a weighted average of 10 years for customer relationships and a 13 year life for content databases. The acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and noncontractual relationships, as well as expected future cost and revenue synergies.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2013 Acquisitions

Local TV Acquisition

On December 27, 2013, pursuant to a securities purchase agreement dated as of June 29, 2013, the Company acquired all of the issued and outstanding equity interests in Local TV for $2.816 billion in cash, net of certain working capital and other closing adjustments (the “Local TV Acquisition”), principally funded by the Company’s Secured Credit Facility (as defined and described in Note 10). See Note 10 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013 for further information on the Local TV Acquisition.

The following table summarizes the allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed (in thousands). The excess of the fair values and the related deferred taxes was allocated to goodwill, the majority of which will be deductible for tax purposes.

Consideration:

Cash	$2,816,101
Less: cash acquired	(65,567)

Net cash	$2,750,534

Allocated Fair Value of Acquired Assets and Assumed Liabilities:

Restricted cash and cash equivalents (1)	$201,922
Accounts receivable and other current assets	137,377
Property and equipment	170,795
Intangible assets subject to amortization	962,877
Intangible assets not subject to amortization	126,925
Other assets	26,473
Accounts payable and other current liabilities	(50,249)
Senior Toggle Notes (1)	(172,237)
Other liabilities	(56,155)
Intangible liabilities subject to amortization	(9,344)

Total identifiable net assets	1,338,384
Goodwill	1,412,150

Total net assets acquired	$2,750,534

(1)	As further described in Note 10, on December 27, 2013, the Company deposited $202 million with The Bank of New York Mellon Trust Company, N.A. (the “Trustee”) together with irrevocable instructions to apply the deposited money to the full repayment of the Senior Toggle Notes. The Senior Toggle Notes were fully repaid on January 27, 2014 through the use of the deposited funds held by the Trustee, including amounts owed to the Company’s subsidiary.

Revenues and operating profit of the Local TV stations are included in the Company’s unaudited condensed consolidated statements of operations for the three and nine months ended September 28, 2014 and are not separately disclosed as the Local TV operations were significantly integrated immediately upon consummation of the acquisition and, therefore, it is impracticable to separately identify Local TV financial information.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Dreamcatcher—As further described in Note 10 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013, Dreamcatcher was formed in 2013 specifically to comply with FCC cross- ownership rules related to the Local TV Acquisition. Dreamcatcher is guaranteed a minimum annual cumulative net cash flow of $0.2 million by the Company. The Company’s consolidated financial statements as of and for the three and nine months ended September 28, 2014 include the results of operations and the financial position of Dreamcatcher, a fully-consolidated variable interest entity (“VIE”). Net revenues of the Dreamcatcher stations included in the Company’s consolidated statements of operations for the three and nine months ended September 28, 2014, were $16 million and $48 million, respectively, and operating profit was $3 million and $9 million, respectively.

The Company’s consolidated balance sheets as of September 28, 2014 and December 29, 2013 include the following assets and liabilities of the Dreamcatcher stations (in thousands):

	September 28, 2014	December 29, 2013
Property, plant and equipment, net	$1,157	$1,636
Broadcast rights	4,124	3,073
Other intangible assets, net	106,135	114,125
Other assets	225	—

Total Assets	$111,641	$118,834

Debt due within one year	$4,034	$3,019
Contracts payable for broadcast rights	6,828	3,560
Long-term debt	20,888	23,913
Other liabilities	172	490

Total Liabilities	$31,922	$30,982

Other Acquisitions

Cash paid for the Company’s other acquisitions in the nine months ended September 28, 2014 totaled approximately $2 million. The Company made no acquisitions in the nine months ended September 29, 2013.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Unaudited Pro Forma Information

Pursuant to ASC Topic 805, the following table sets forth unaudited pro forma results of operations from continuing operations of the Company assuming that the Gracenote acquisition occurred on December 31, 2012, the first day of the Company’s 2013 fiscal year and assuming that the Local TV Acquisition, along with transactions necessary to finance the acquisition and the elimination of certain nonrecurring items, occurred on December 26, 2011, the first day of the Company’s 2012 fiscal year and were fully attributed to the results from continuing operations (in thousands, except per share data):

	Three Months Ended		Nine Months Ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Total revenues	$474,858	$444,423	$1,408,368	$1,332,303
Income from continuing operations	$52,886	$38,004	$151,997	$120,093
Basic earnings per common share from continuing operations	$0.53	$0.38	$1.52	$1.20
Diluted earnings per share attributable to common shareholders	$0.53	$0.38	$1.51	$1.20

The above selected unaudited pro forma financial information is presented for illustrative purposes only and is based on historical results of continuing operations, adjusted for the allocation of the purchase price and other acquisition accounting adjustments, and is not necessarily indicative of results had the Company operated the acquired businesses as of the beginning of the respective prior periods, as described above.

The pro forma amounts reflect adjustments to depreciation expense, amortization of intangibles and amortization of broadcast rights intangibles related to the fair value adjustments of the assets acquired, additional interest expense related to the financing of the transactions, exclusion of nonrecurring financing costs, and the related tax effects of the adjustments. As noted above, the Company incurred a total of $4 million of costs relating to legal and other professional services in conjunction with the acquisition of Gracenote, which are a part of the Company’s selling, general and administrative expenses. Pursuant to the pro forma disclosure requirements of ASC Topic 805, these transaction costs are shown as if incurred at the beginning of the comparable prior year period.

Acquisitions Distributed in the Publishing Spin-off

Landmark Acquisition

On May 1, 2014, the Company completed an acquisition of the issued and outstanding limited liability company interests of Capital-Gazette Communications, LLC and Landmark Community Newspapers of Maryland, LLC from Landmark Media Enterprises, LLC (the “Landmark Acquisition”) which were subsequently distributed to Tribune Publishing in conjunction with the Publishing Spin-off, for $29 million in cash, net of certain working capital and other closing adjustments. As the Landmark acquisition was distributed to Tribune Publishing in the Publishing Spin-off, the results of operations attributable to Landmark from the date of acquisition are reflected within discontinued operations for the periods prior to the Publishing Spin-off.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

At the acquisition date, the purchase price assigned to the acquired assets and assumed liabilities is as follows (in thousands):

Consideration:

Cash	$28,983
Less: cash acquired	(2)

Net cash	$28,981

Allocated Fair Value of Acquired Assets and Assumed Liabilities:

Accounts receivable and other current assets	$2,942
Property, plant and equipment	560
Intangible assets subject to amortization
Trade names and trademarks (useful life of 20 years)	7,500
Advertiser relationships (useful life of 12 years)	6,500
Other customer relationships (useful life of 7 years)	2,500
Accounts payable and other current liabilities	(3,961)

Total identifiable net assets	16,041
Goodwill	12,940

Total net assets acquired	$28,981

The allocation presented above is based upon management’s estimate of the fair values using the income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. Prior to the Publishing Spin-off, the acquired definite-lived intangible assets were expected to be amortized over a total weighted average period of 15 years that includes a 20 year life for trade names and trademarks, a 12 year life for advertiser relationships and a 7 year life for customer relationships. The acquired property and equipment were expected to be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and noncontractual relationships, as well as expected future cost and revenue synergies. The entire amount of purchase price allocated to intangible assets and goodwill are deductible for tax purposes pursuant to IRC Section 197 over a 15 year period. In connection with this acquisition, the Company incurred a total of $0.4 million of transaction costs, which are reflected in discontinued operations for the nine months ended September 28, 2014.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Information for other acquisitions distributed in the Publishing Spin-off made in the nine months ended September 28, 2014 and prior to the Publishing Spin-off (excluding the Landmark Acquisition) is as follows (in thousands):

Nine Months Ended September 28, 2014
Fair value of assets acquired	$11,292
Liabilities assumed	(800)

Net assets acquired	10,492
Less: fair value of non-cash and contingent consideration	(4,439)
Less: fair value of the preexisting equity interest in MCT	(2,752)

Net cash paid	$3,301

On May 7, 2014, the Company acquired the remaining 50% outstanding general partnership interests of McClatchy/Tribune Information Services (“MCT”) from McClatchy News Services, Inc. and The McClatchy Company (collectively, “McClatchy”) for $1 million in cash and non-cash consideration for future services with an estimated fair value of $4 million. The fair value of acquired interests was based upon management’s estimate of the fair values using the income approach. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. Prior to May 7, 2014, the Company accounted for its 50% interest in MCT as an equity method investment. In accordance with ASC Topic 805, the Company’s preexisting equity interest was remeasured to its estimated fair value of $3 million using the income valuation approach and the Company recognized a gain of $1.5 million which is reflected in discontinued operations in the unaudited condensed consolidated statements of operations for the nine months ended September 28, 2014.

NOTE 6: CHANGES IN OPERATIONS AND NON-OPERATING ITEMS

Employee Reductions—The Company identified reductions in its staffing levels of approximately 40 and 115 positions in the three and nine months ended September 28, 2014, respectively, and approximately 10 and 20 positions in the three and nine months ended September 29, 2013, respectively. The Company recorded pretax charges for severance and related expenses totaling $2 million in the three months ended September 28, 2014, ($0.3 million at Television and Entertainment and $1.6 million at Digital and Data), and $5 million in the nine months ended September 28, 2014 ($1.9 million at Television and Entertainment, $2.8 million at Digital and Data and $0.5 million at Corporate and Other). The Company recorded pretax charges for severance and related expenses totaling $0.7 million and $1.4 million in the three and nine months ended September 29, 2013, respectively, primarily at Television and Entertainment. These charges are included in selling, general and administrative expenses in the Company’s unaudited condensed statements of operations for the three and nine months ended September 28, 2014 and September 29, 2013, respectively. The accrued liability for severance and related expenses is reflected in employee compensation and benefits in the Company’s unaudited condensed consolidated balance sheets and was $2 million and $12 million at September 28, 2014 and December 29, 2013, respectively.

The Company recorded severance and related expenses included in income from discontinued operations, net of taxes totaling $2 million and $6 million in the three and nine months ended September 28, 2014, respectively, and $4 million and $7 million in the three and nine months ended September 29, 2013, respectively.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Changes to the accrued liability for severance and related expenses during the nine months ended September 28, 2014 were as follows (in thousands):

Balance at December 29, 2013	$11,640
Additions	10,690
Payments	(14,759)
Liability distributed in Publishing Spin-off	(5,308)

Balance at September 28, 2014	$2,263

Non-Operating Items—Non-operating items for each of the three and nine months ended September 28, 2014 and September 29, 2013 were as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Gain on investment transactions	$2	$104	$702	$150
Other non-operating gain (loss), net	68	(67)	(1,070)	179

Total non-operating items	$70	$37	$(368)	$329

NOTE 7: ASSETS HELD FOR SALE

Assets Held for Sale—Assets held for sale consisted of the following (in thousands):

	September 28, 2014	December 29, 2013
Real estate	$4,704	$—

During the first quarter of 2014, the Company commenced processes to sell three idle properties located in Greenwood Village, CO, Bel Air, MD and Columbia, MD. In the first quarter of 2014, the Company recorded a charge of approximately $2 million to write down one of the properties to its estimated fair value, less the expected selling costs. On July 2, 2014, the Company closed a transaction to sell the property in Columbia, MD for net proceeds of approximately $2.6 million. In the third quarter of 2014, the Company recorded a charge of approximately $1 million to write down the remaining two properties to their estimated fair value, less the expected selling costs. As of September 28, 2014, the combined $5 million carrying value of land, building and improvements for the two remaining properties was included in assets held for sale in the Company’s unaudited condensed consolidated balance sheet.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 8: GOODWILL, OTHER INTANGIBLE ASSETS AND INTANGIBLE LIABILITIES

Goodwill, other intangible assets and intangible liabilities subject to amortization consisted of the following (in thousands):

	September 28, 2014			December 29, 2013
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Other intangible assets subject to amortization (1)
Affiliate relationships (useful life of 16 years)	$212,000	$(23,188)	$188,812	$212,000	$(13,250)	$198,750
Advertiser relationships (useful life of 8 to 13 years)	168,000	(36,750)	131,250	182,332	(23,032)	159,300
Network affiliation agreements (useful life of 5 to 16 years)	362,000	(40,067)	321,933	362,000	(8,811)	353,189
Retransmission consent agreements (useful life of 7 to 12 years)	830,100	(84,368)	745,732	830,100	(16,782)	813,318
Other customer relationships (useful life of 2 to 14 years)	96,945	(10,237)	86,708	60,962	(5,729)	55,233
Technology (useful life of 5 to 15 years)	157,837	(13,294)	144,543	58,000	(4,755)	53,245
Advertiser backlog (useful life of 6 months)	—	—	—	29,290	(483)	28,807
Trade names and trademarks (useful life of 3 to 20 years)	9,300	(390)	8,910	—	—	—
Other (useful life of 2 to 15 years)	14,817	(6,028)	8,789	27,989	(6,488)	21,501

Total	$1,850,999	$(214,322)	1,636,677	$1,762,673	$(79,330)	1,683,343

Other intangible assets not subject to amortization
Newspaper mastheads			—			31,800
FCC licenses			786,600			786,600
Trade name			14,800			14,800

Total other intangible assets, net			2,438,077			2,516,543
Goodwill
Television and Entertainment			3,601,300			3,601,300
Digital and Data			304,947			198,565
Discontinued Operations			—			15,331

Total goodwill			3,906,247			3,815,196

Total goodwill and other intangible assets			$6,344,324			$6,331,739

(1)	Useful lives presented in the table above represent those used by the Company following the Publishing Spin-off.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

	September 28, 2014			December 29, 2013
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Intangible liabilities subject to amortization
Broadcast rights intangible liabilities	$(102,373)	$63,654	$(38,719)	$(223,999)	$30,757	$(193,242)
Lease contract intangible liabilities	(209)	86	(123)	(754)	266	(488)

Total intangible liabilities subject to amortization	$(102,582)	$63,740	$(38,842)	$(224,753)	$31,023	$(193,730)

The changes in the carrying amounts of intangible assets during the nine months ended September 28, 2014 were as follows (in thousands):

	Television and Entertainment	Digital and Data	Discontinued Operations	Total
Other intangible assets subject to amortization
Balance at December 29, 2013	$1,551,599	$103,062	$28,682	$1,683,343
Acquisitions (1)	—	153,300	17,009	170,309
Amortization (2)	(156,065)	(14,825)	(4,191)	(175,081)
Balance sheet reclassifications (3)	(291)	—	—	(291)
Distributed in Publishing Spin-off	—	—	(41,500)	(41,500)
Foreign currency translation adjustment	—	(103)	—	(103)

Balance at September 28, 2014	$1,395,243	$241,434	$—	$1,636,677

Other intangible assets not subject to amortization
Balance at December 29, 2013	$801,400	$—	$31,800	$833,200
Distributed in Publishing Spin-off	—	—	(31,800)	(31,800)

Balance at September 28, 2014	$801,400	$—	$—	$801,400

Goodwill
Balance at December 29, 2013	$3,601,300	$198,565	$15,331	$3,815,196
Acquisitions (1)	—	106,440	20,119	126,559
Distributed in Publishing Spin-off	—	—	(35,450)	(35,450)
Foreign currency translation adjustment	—	(58)	—	(58)

Balance at September 28, 2014	$3,601,300	$304,947	$—	$3,906,247

Total goodwill and other intangible assets as of September 28, 2014	$5,797,943	$546,381	$—	$6,344,324

(1)	See Note 5 for additional information regarding acquisitions.
(2)	Amortization of intangible assets includes $1 million related to lease contract intangible assets and is recorded in direct operating expenses or selling, general and administrative expense, as applicable, in the Company’s unaudited condensed consolidated statements of operations.
(3)	Represents net reclassifications which are reflected as an increase to broadcast rights assets in the Company’s unaudited condensed consolidated balance sheet at September 28, 2014.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

As described in Note 4, the Company recorded contract intangible liabilities totaling $227 million in connection with the adoption of fresh-start reporting on the Effective Date. Of this amount, approximately $226 million was related to contracts for broadcast rights programming not yet available for broadcast. In addition, the Company recorded $9 million of intangible liabilities related to contracts for broadcast rights programming in connection with the Local TV Acquisition on December 27, 2013 (see Note 5). These intangible liabilities are reclassified as a reduction of broadcast rights assets in the Company’s unaudited condensed consolidated balance sheet as the programming becomes available for broadcast and subsequently amortized as a reduction of programming expenses in the unaudited condensed consolidated statement of operations in accordance with the Company’s methodology for amortizing the related broadcast rights.

The net changes in the carrying amounts of intangible liabilities during the nine months ended September 28, 2014 were as follows (in thousands):

	Television and Entertainment	Discontinued Operations	Total
Intangible liabilities subject to amortization
Balance at December 29, 2013	$(193,402)	$(328)	$(193,730)
Amortization	32,934	94	33,028
Balance sheet reclassifications (1)	121,626	—	121,626
Distributed in Publishing Spin-off	—	234	234

Balance at September 28, 2014	$(38,842)	$—	$(38,842)

(1)	Represents net reclassifications which are reflected as a reduction of broadcast rights assets in the Company’s unaudited condensed consolidated balance sheet at September 28, 2014.

Amortization expense relating to amortizable intangible assets, excluding lease contract intangible assets, is expected to be approximately $48 million for the remainder of 2014, $191 million in 2015, $191 million in 2016, $191 million in 2017, $191 million in 2018 and $164 million in 2019. Net rent expense resulting from the amortization of lease contract intangible assets and liabilities is expected to be less than $1 million for the remainder of 2014 and approximately $1 million for each of the next 5 years. Amortization of broadcast rights contract intangible assets and liabilities is expected to result in a net reduction in broadcast rights expense of approximately $5 million for the remainder of 2014, $18 million in 2015, $15 million in 2016, $2 million in 2017, $2 million in 2018 and $2 million in 2019.

As disclosed in Note 3 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013, the Company reviews goodwill and other indefinite-lived intangible assets for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350, “Intangibles - Goodwill and Other.”

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 9: INVESTMENTS

Investments consisted of the following (in thousands):

	September 28, 2014	December 29, 2013
Equity method investments	$2,004,352	$2,145,651
Cost method investments	18,238	17,511
Marketable equity securities	7,848	—

Total investments	$2,030,438	$2,163,162

Equity Method Investments—As discussed in Note 4, the carrying value of the Company’s investments was increased by $1.615 billion to a fair value aggregating $2.224 billion as of the Effective Date. Of the $1.615 billion increase, $1.108 billion was attributable to the Company’s share of theoretical increases in the carrying values of the investees’ amortizable intangible assets had the fair value of the investments been allocated to the identifiable intangible assets of the investees in accordance with ASC Topic 805. The remaining $507 million of the increase was attributable to goodwill and other identifiable intangibles not subject to amortization, including trade names. The Company amortizes the differences between the fair values and the investees’ carrying values of the identifiable intangible assets subject to amortization and records the amortization (the “amortization of basis difference”) as a reduction of income on equity investments, net in its unaudited condensed consolidated statements of operations. Income on equity investments, net was reduced by such amortization of $14 million and $25 million in the three months ended September 28, 2014 and September 29, 2013, respectively, and by $129 million and $74 million in the nine months ended September 28, 2014 and September 29, 2013, respectively. Amortization of basis difference for the nine months ended September 28, 2014 includes $85 million related to the sale by Classified Ventures, LLC of its Apartments.com business. See below for further information.

Income from equity investments, net reported in the Company’s consolidated statements of operations consisted of the following (in thousands):

	Three Months Ended		Nine Months Ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Income from equity investments, net, before amortization of basis difference	$54,933	$56,471	$326,549	$159,750
Amortization of basis difference (1)	(14,374)	(24,572)	(128,774)	(73,715)

Income from equity investments, net	$40,559	$31,899	$197,775	$86,035

(1)	Amortization of basis difference for the nine months ended September 28, 2014 includes $85 million related to the sale by Classified Ventures, LLC of its Apartments.com business.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Cash distributions from the Company’s equity method investments were as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Cash distributions from equity investments (1)	$17,690	$16,203	$333,022	$140,276

(1)	Cash distributions for the nine months ended September 28, 2014 include $160 million for the Company’s share of the proceeds from the sale by Classified Ventures, LLC of its Apartments.com business. This distribution is presented as an investing activity in the Company’s unaudited condensed consolidated statement of cash flows for the nine months ended September 28, 2014.

TV Food Network—The Company’s 31.3% investment in Television Food Network, G.P. (“TV Food Network”) totaled $1.338 billion and $1.422 billion at September 28, 2014 and December 29, 2013, respectively. The Company recognized equity income from TV Food Network of $26 million and $16 million for the three months ended September 28, 2014 and September 29, 2013, respectively, and equity income of $89 million and $49 million for the nine months ended September 28, 2014 and September 29, 2013, respectively. The Company received cash distributions from TV Food Network of $18 million and $16 million in the three months ended September 28, 2014 and September 29, 2013, respectively, and cash distributions of $173 million and $140 million in the nine months ended September 28, 2014 and September 29, 2013, respectively.

CareerBuilder and Classified Ventures—Prior to the Publishing Spin-off, the Company recorded revenue related to CareerBuilder, LLC (“CareerBuilder”) and Classified Ventures, LLC (“CV”) classified advertising products placed on affiliated digital platforms. Such amounts totaled $10 million and $28 million for the three months ended September 28, 2014 and September 29, 2013, respectively, and totaled $67 million and $85 million for the nine months ended September 28, 2014 and September 29, 2013, respectively, and are included in income (loss) from discontinued operations, net of taxes.

On April 1, 2014, CV sold its Apartments.com business to CoStar Group, Inc. for $585 million in cash. The Company’s share of the proceeds from the transaction was approximately $160 million before taxes, which was distributed at closing. In connection with the sale, the Company recorded equity income of $72 million, net of amortization of basis difference of $85 million related to intangible assets of the Apartments.com business, in its unaudited condensed consolidated statement of operations for the nine months ended September 28, 2014.

On October 1, 2014, the Company sold its entire 27.8% equity interest in CV to Gannett Co., Inc. See Note 19 for further information.

Summarized Financial Information—Summarized financial information for TV Food Network is as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Revenues, net	$254,479	$243,517	$797,660	$758,739
Operating income	$121,334	$113,431	$394,654	$369,388
Net income	$122,548	$116,844	$405,420	$385,202

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Summarized financial information for CareerBuilder and CV is as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Revenues, net (1)	$304,081	$280,396	$880,165	$811,077
Operating income from continuing operations (1)	$52,636	$58,519	$138,092	$143,605
Net income	$52,088	$67,621	$707,681	$171,062

(1)	Revenues and operating income are presented exclusive of discontinued operations related to Apartments.com, which was sold on April 1, 2014. See above for further information.

Marketable Equity Securities—As further described in Note 1, on August 4, 2014, the Company completed the Publishing Spin-off and retained 381,354 shares of Tribune Publishing common stock, representing 1.5% of the outstanding common stock of Tribune Publishing. The Company classified the shares of Tribune Publishing common stock as available-for-sale securities. As of September 28, 2014, the fair value and cost basis of the Company’s investment in Tribune Publishing was $8 million and $0, respectively. As of September 28, 2014, the gross unrealized holding gain relating the Company’s investment in Tribune Publishing was $8 million and is reflected in accumulated other comprehensive income, net of taxes, in the Company’s unaudited condensed consolidated balance sheet. The Company has no current plans to sell its shares of Tribune Publishing.

Cost Method Investments—All of the Company’s cost method investments are in private companies and recorded at cost, net of write-downs resulting from periodic evaluations of the carrying value of the investments.

Chicago Cubs Transactions—As further described in Note 9 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013, the Company consummated the closing of the Chicago Cubs Transactions on October 27, 2009. Concurrent with the closing of the transactions, the Company executed guarantees of collection of certain debt facilities entered into by Chicago Entertainment Ventures, LLC (formerly Chicago Baseball Holdings, LLC), and its subsidiaries (collectively, “New Cubs LLC”). The guarantees are capped at $699 million plus unpaid interest. The guarantees are reduced as New Cubs LLC makes principal payments on the underlying loans. To the extent that payments are made under the guarantees, the Company will be subrogated to, and will acquire, all rights of the debt lenders against New Cubs LLC.

Newsday Transactions—As further described in Note 9 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013, the Company consummated the closing of the Newsday Transactions on July 29, 2008. Concurrent with the closing of the Newsday Transactions, Newsday Holdings LLC (“NHLLC”) and Newsday LLC borrowed $650 million under a secured credit facility. Borrowings under this facility are guaranteed by CSC Holdings, Inc. (“CSC”) and NMG Holdings, Inc., each a wholly-owned subsidiary of Cablevision Systems Corporation (“Cablevision”) and are secured by a lien on the assets of Newsday LLC and the assets of NHLLC, including $650 million of senior notes of Cablevision issued in 2008 and contributed by CSC. The Company agreed to indemnify CSC and NMG Holdings, Inc. with respect to any payments that CSC or NMG Holdings, Inc. makes under their guarantee of the $650 million of borrowings by NHLLC and Newsday LLC under their secured credit facility. In the event the Company is required to perform under this indemnity, the Company will be subrogated to and acquire all rights of CSC and NMG Holdings, Inc. against NHLLC and Newsday LLC to the extent of the payments made pursuant to the indemnity. From the July 29, 2008 closing date of the Newsday Transactions through the third anniversary of the closing date, the maximum amount of potential indemnification payments (“Maximum Indemnification Amount”) was $650

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(Unaudited)

million. After the third anniversary, the Maximum Indemnification Amount was reduced by $120 million. The Maximum Indemnification Amount is reduced each year thereafter by $35 million until January 1, 2018, at which point the Maximum Indemnification Amount is reduced to $0. The Maximum Indemnification Amount was $425 million and $460 million at September 28, 2014 and December 29, 2013, respectively.

Variable Interests—The Company evaluates its investments and other transactions to determine whether any entities associated with the investments or transactions should be consolidated under the provisions of ASC Topic 810, “Consolidation.” ASC Topic 810 requires an ongoing qualitative assessment as to which entity has the power to direct matters that most significantly impact the activities of a VIE and has the obligation to absorb losses or benefits that could be potentially significant to the VIE. At September 28, 2014 and December 29, 2013, the Company held variable interests, as defined by ASC Topic 810, in CV, Topix, LLC (“Topix”) and NHLLC. The Company has determined that it is not the primary beneficiary of any of these entities and therefore has not consolidated any of them as of and for the periods presented in the accompanying unaudited condensed consolidated financial statements. The Company’s loss exposure related to CV is limited to its equity investment, which was $324 million and $403 million at September 28, 2014 and December 29, 2013, respectively. The Company’s maximum loss exposure related to Topix is limited to its equity investment, which was $3 million and $4 million at September 28, 2014 and December 29, 2013, respectively.

Prior to July 29, 2014, the Company held a variable interest in Perfect Market, Inc. (“PMI”). On July 29, 2014, all of the outstanding equity interests of PMI were acquired by Taboola.com LTD (“Taboola”). In connection with the acquisition, the Company’s shares in PMI were converted into shares of Taboola. The Company’s ownership in Taboola is less than 1% and the Company has determined the investment is not a VIE as defined by ASC Topic 810.

As further disclosed in Note 5, the Company consolidates the financial position and results of operations of Dreamcatcher, a VIE where the Company is the primary beneficiary.

NOTE 10: DEBT

Debt consisted of the following (in thousands):

	September 28, 2014	December 29, 2013
Term Loan Facility due 2020, effective interest rate of 4.04%, net of unamortized discount of $8,414 and $9,423	$3,470,721	$3,763,577
Dreamcatcher Credit Facility due 2018, effective interest rate of 4.08%, net of unamortized discount of $52 and $67	24,922	26,933
9.25%/10% Senior Toggle Notes due 2015	—	172,237
Other obligations	555	2,437

Total debt	$3,496,198	$3,965,184

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Debt was classified as follows in the unaudited condensed consolidated balance sheets (in thousands):

	September 28, 2014	December 29, 2013
Current Liabilities:
Current portion of term loan, net of unamortized discount of $16 and $1,246	$4,034	$30,089
Senior Toggle Notes	—	172,237
Current portion of other obligations	555	2,383

Total debt due within one year	4,589	204,709

Non-Current Liabilities:
Long-term portion of term loan, net of unamortized discount of $8,450 and $8,244	3,491,609	3,760,421
Long-term portion of other obligations	—	54

Total long-term debt	3,491,609	3,760,475

Total Debt	$3,496,198	$3,965,184

Senior Secured Credit Facility—On December 27, 2013, in connection with its acquisition of Local TV, the Company as borrower, along with certain of its operating subsidiaries as guarantors, entered into a $4.073 billion secured credit facility with a syndicate of lenders led by JPMorgan (the “Secured Credit Facility”). The Secured Credit Facility consists of a $3.773 billion term loan facility (the “Term Loan Facility”) and a $300 million revolving credit facility (the “Revolving Credit Facility”). The proceeds of the Term Loan Facility were used to pay the purchase price for Local TV and refinance the existing indebtedness of Local TV and the Term Loan Exit Facility (see Note 3). The proceeds of the Revolving Credit Facility are available for working capital and other purposes not prohibited under the Secured Credit Facility. The Revolving Credit Facility includes borrowing capacity for letters of credit and for borrowings on same-day notice, referred to as “swingline loans.” Borrowings under the Revolving Credit Facility are subject to the satisfaction of customary conditions, including absence of defaults and accuracy of representations and warranties. Under the terms of the Secured Credit Facility, the amount of the Term Loan Facility and/or the Revolving Credit Facility may be increased and/or one or more additional term or revolving facilities may be added to the Secured Credit Facility by entering into one or more incremental facilities, subject to a cap equal to the greater of (x) $1 billion and (y) the maximum amount that would not cause the Company’s net first lien senior secured leverage ratio (treating debt incurred in reliance of this basket as secured on a first lien basis whether or not so secured), as determined pursuant to the terms of the Secured Credit Facility, to exceed 4.50:1.00.

The Term Loan Facility bears interest, at the election of the Company, at a rate per annum equal to either (i) the sum of LIBOR, adjusted for statutory reserve requirements on Euro currency liabilities (“Adjusted LIBOR”), subject to a minimum rate of 1.0%, plus an applicable margin of 3.0% or (ii) the sum of a base rate determined as the highest of (a) the federal funds effective rate from time to time plus 0.5%, (b) the prime rate of interest announced by the administrative agent as its prime rate, and (c) Adjusted LIBOR plus 1.0% (“Alternative Base Rate”), plus an applicable margin of 2.0%. Loans under the Revolving Credit Facility bear interest, at the election of the Company, at a rate per annum equal to either (i) Adjusted LIBOR plus an applicable margin in the range of 2.75% to 3.0% or (ii) the Alternative Base Rate plus an applicable margin in the range of 1.75% to 2.0%, based on the Company’s net first lien senior secured leverage ratio for the applicable period. The Revolving Credit Facility also includes a fee on letters of credit equal to the applicable margin for Adjusted LIBOR loans and a letter of credit issuer fronting fee equal to 0.125% per annum, in each case, calculated based on the stated amount of letters of credit and payable quarterly in arrears, in addition to the customary charges of

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(Unaudited)

the issuing bank. Under the terms of the Revolving Credit Facility, the Company is also required to pay a commitment fee, payable quarterly in arrears, calculated based on the unused portion of the Revolving Credit Facility; the commitment fee will be 0.25%, 0.375% or 0.50% based on the Company’s net first lien senior secured leverage ratio for the applicable period. Overdue amounts under the Term Loan Facility and the Revolving Credit Facility are subject to additional interest of 2.0% per annum.

Quarterly installments in an amount equal to 0.25% of the original principal amount of the Term Loan Facility were due beginning March 31, 2014. All amounts outstanding under the Term Loan Facility are due and payable on December 27, 2020. The Company may repay the term loans at any time without premium penalty, subject to breakage costs. As further described in Note 1, on August 4, 2014, the Company received a $275 million cash dividend from Tribune Publishing utilizing borrowings of $350 million under a senior term loan facility entered into by Tribune Publishing prior to the Publishing Spin-off. The full amount of the $275 million cash dividend was used to permanently repay $275 million of outstanding borrowings under the Term Loan Facility. As a result of this repayment, quarterly principal installments are no longer due under the Term Loan Facility. All of the outstanding borrowings under the Tribune Publishing senior term loan facility were distributed to Tribune Publishing in connection with the Publishing Spin-off.

Availability under the Revolving Credit Facility will terminate, and all amounts outstanding under the Revolving Credit Facility will be due and payable on December 27, 2018, but the Company may repay outstanding loans under the Revolving Credit Facility at any time without premium or penalty, subject to breakage costs in certain circumstances.

The Company is required to prepay the Term Loan Facility: (i) with the proceeds from certain material asset dispositions (but excluding proceeds from dispositions of publishing assets, real estate and its equity investments in CareerBuilder, LLC and Classified Ventures, LLC, and, in certain instances, Television Food Network, G.P.), provided that the Company prior to making any prepayment has rights to reinvest the proceeds to acquire assets for use in its business; within specified periods of time, (ii) with the proceeds from the issuance of new debt (other than debt permitted to be incurred under the Secured Credit Facility) and (iii) commencing with the 2014 fiscal year, 50% (or, if the Company’s net first lien senior secured leverage ratio, as determined pursuant to the terms of the Secured Credit Facility, is less than or equal to 4.00:1.00, then 0%) of “excess cash flow” generated by the Company for the fiscal year, as determined pursuant to the terms of the Secured Credit Facility credit agreement, less the aggregate amount of optional prepayments under the Revolving Credit Facility to the extent that such prepayments are accompanied by a permanent optional reduction in commitments under the Revolving Credit Facility, and subject to a $500 million minimum liquidity threshold before any such prepayment is required, provided that the Company’s mandatory prepayment obligations in the case of clause (i) (asset sales) and clause (iii) (excess cash flow) do not apply at any time during which the Company’s public corporate family rating issued by Moody’s is Baa3 or better and public corporate rating issued by S&P is BBB- or better. The loans under the Revolving Credit Facility also must be prepaid and the letters of credit cash collateralized or terminated to the extent the extensions of credit under the Revolving Credit Facility exceed the amount of the revolving commitments.

The Revolving Credit Facility includes a covenant which requires the Company to maintain a net first lien leverage ratio of no greater than 5.75 to 1.00 for each period of four consecutive fiscal quarters most recently ended beginning with the period ending March 30, 2014. Beginning with the period ending March 29, 2015, the covenant requires the Company to maintain a net first lien leverage ratio of no greater than 5.25 to 1.00 for each period of four consecutive fiscal quarters most recently ended. The covenant is only required to be tested at the end of each fiscal quarter if the aggregate amount of revolving loans, swingline loans and letters of credit (other than undrawn letters of credit and letters of credit that have been fully cash collateralized) outstanding exceed 25% of the amount of revolving commitments. This covenant was not required to be tested for the quarterly period ended September 28, 2014.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

The obligations of the Company under the Secured Credit Facility are guaranteed by all of the Company’s wholly-owned domestic subsidiaries, other than certain excluded subsidiaries (the “Guarantors”). The Secured Credit Facility is secured by a first priority lien on substantially all of the personal property and assets of the Company and the Guarantors, subject to certain exceptions. The Secured Credit Facility contains customary limitations, including, among other things, on the ability of the Company and its subsidiaries to incur indebtedness and liens, sell assets, make investments and pay dividends to its shareholders.

In addition, the Company and the Guarantors guarantee the obligations of Dreamcatcher under its $27 million senior secured credit facility (the “Dreamcatcher Credit Facility”) entered into in connection with Dreamcatcher’s acquisition of the Dreamcatcher stations (see Note 5). The obligations of the Company and the Guarantors under the Dreamcatcher Credit Facility are secured on a pari passu basis with its obligations under the Secured Credit Facility.

The Term Loan Facility was issued at a discount of 25 basis points, totaling $9 million, which will be amortized to interest expense by the Company over the expected term of the facility utilizing the effective interest rate method.

The Company incurred transaction costs totaling $78 million in connection with the Term Loan Facility in fiscal 2013. Transaction costs of $6 million relating to the Term Loan Exit Facility (see Note 3), which was extinguished in the fourth quarter of 2013, continue to be amortized over the term of the Term Loan Facility pursuant to ASC Topic 470 “Debt.” These costs are classified in other assets in the Company’s unaudited condensed consolidated balance sheet. The Company’s total unamortized transaction costs were $75 million and $84 million at September 28, 2014 and December 29, 2013, respectively. These costs will be amortized to interest expense over the contractual term of the Term Loan Facility.

At September 28, 2014, there were no borrowings outstanding under the Revolving Credit Facility; however, there were $27 million of standby letters of credit outstanding, primarily in support of the Company’s workers compensation insurance programs.

Senior Toggle Notes—In conjunction with the acquisition of Local TV on December 27, 2013 (see Note 5), the Company provided a notice to holders of the Senior Toggle Notes that it intended to redeem such notes within a thirty-day period. On December 27, 2013, the Company deposited $202 million with the Trustee ($174 million of which, inclusive of accrued interest of $2 million, was payable to third parties and the remaining $28 million was payable to a subsidiary of the Company), together with irrevocable instructions to apply the deposited money to the full repayment of the Senior Toggle Notes. At December 29, 2013, the $202 million deposit was presented as restricted cash and cash equivalents on the Company’s consolidated balance sheet. The Senior Toggle Notes were fully repaid on January 27, 2014 through the use of the deposited funds held by the Trustee, including amounts owed to the Company’s subsidiary.

Other—During 2014, the Company incurred $10 million of transaction costs related to a senior secured credit facility which was entered into by Tribune Publishing in connection with the spin-off of the Company’s principal publishing operations on August 4, 2014 (see Note 1). The related assets and liabilities for these transaction costs were distributed to Tribune Publishing in the Publishing Spin-off (see Note 2).

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 11: FAIR VALUE MEASUREMENTS

The Company measures and records in its consolidated financial statements certain assets and liabilities at fair value. ASC Topic 820, “Fair Value Measurement and Disclosures,” establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). This hierarchy consists of the following three levels:

•	Level 1 – Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

•	Level 2 – Assets and liabilities whose values are based on inputs other than those included in Level 1, including quoted market prices in markets that are not active; quoted prices of assets or liabilities with similar attributes in active markets; or valuation models whose inputs are observable or unobservable but corroborated by market data.

•	Level 3 – Assets and liabilities whose values are based on valuation models or pricing techniques that utilize unobservable inputs that are significant to the overall fair value measurement.

The Company’s investment in Tribune Publishing is recorded at fair value and is categorized as Level 1 within the fair value hierarchy as the common stock of Tribune Publishing is publicly traded on the NYSE. The Company’s investment in Tribune Publishing is measured at fair value on a recurring basis. As of September 28, 2014, the fair value and cost basis of the Company’s investment in Tribune Publishing was $8 million and $0, respectively. The Company had no financial assets or liabilities that were measured at fair value on a recurring basis as of December 29, 2013.

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

The carrying values of cash and cash equivalents, restricted cash and cash equivalents, trade accounts receivable and trade accounts payable approximate fair value due to their short term to maturity.

Estimated fair values and carrying amounts of the Company’s financial instruments that are not measured at fair value on a recurring basis were as follows (in thousands):

	September 28, 2014		December 29, 2013
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Cost method investments	$18,238	$18,238	$17,511	$17,511
Note receivable	$2,200	$2,200	$—	$—
Senior Toggle Notes	$—	$—	$172,237	$172,237
Term Loan Facility	$3,448,519	$3,470,721	$3,758,851	$3,763,577
Dreamcatcher Credit Facility	$24,755	$24,922	$26,899	$26,933

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

The following methods and assumptions were used to estimate the fair value of each category of financial instruments.

Cost Method Investments—The Company’s cost method investments are in private companies and recorded at cost, net of write-downs resulting from periodic evaluations of the carrying values of the investments. No events or changes in circumstances occurred during the nine months ended September 28, 2014 that suggested a significant adverse effect in the fair values of these investments.

Note Receivable—The note receivable with a private company is recorded at cost. No events or changes in circumstances have occurred during the nine months ended September 28, 2014 that suggested a significant adverse effect in the fair value of this note receivable. The carrying value of the note receivable at September 28, 2014 approximated fair value.

Senior Toggle Notes—The carrying amount of the Company’s Senior Toggle Notes at December 29, 2013 approximated fair value based on the short term to maturity.

Term Loan Facility—The fair value of the outstanding principal balance of the Company’s Term Loan Facility at both September 28, 2014 and December 29, 2013 is based on pricing from observable market information in a non-active market and would be classified in Level 2 of the fair value hierarchy.

Dreamcatcher Credit Facility—The fair value of the outstanding principal balance of the Company’s Dreamcatcher Credit Facility at both September 28, 2014 and December 29, 2013 is based on pricing from observable market information for similar instruments in a non-active market and would be classified in Level 2 of the fair value hierarchy.

NOTE 12: INCOME TAXES

Subchapter S Corporation Election, Subsequent Conversion to C Corporation and Implementation of Fresh-Start Reporting—On March 13, 2008, the Predecessor filed an election to be treated as a subchapter S corporation under the IRC, which election became effective as of the beginning of the Predecessor’s 2008 fiscal year. The Predecessor also elected to treat nearly all of its subsidiaries as qualified subchapter S subsidiaries. Subject to certain limitations (such as the built-in gain tax applicable for 10 years to gains accrued prior to the election), the Predecessor was no longer subject to federal income tax. Instead, the Predecessor’s taxable income was required to be reported by its shareholders. The ESOP was the Predecessor’s sole shareholder and was not taxed on the share of income that was passed through to it because the ESOP was a qualified employee benefit plan. Although most states in which the Predecessor operated recognize the subchapter S corporation status, some imposed income taxes at a reduced rate.

As a result of the election and in accordance with ASC Topic 740, “Income Taxes,” the Predecessor reduced its net deferred income tax liabilities to report only deferred income taxes relating to states that assess taxes on subchapter S corporations and subsidiaries that were not qualified subchapter S subsidiaries.

On the Effective Date and in accordance with and subject to the terms of the Plan, (i) the ESOP was deemed terminated in accordance with its terms, (ii) all of the Predecessor’s $0.01 par value common stock held by the ESOP was cancelled and (iii) new shares of Reorganized Tribune Company were issued to shareholders who did not meet the necessary criteria to qualify as a subchapter S corporation shareholder. As a result, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the IRC and therefore is subject to federal and state income taxes in periods subsequent to the Effective Date. The net tax expense relating to this conversion and other reorganization adjustments recorded in connection with Reorganized Tribune

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Company’s emergence from bankruptcy was $195 million, which was reported as an increase in deferred income tax liabilities in the Predecessor’s December 31, 2012 consolidated balance sheet and an increase in income tax expense in the Predecessor’s consolidated statement of operations for December 31, 2012. In addition, the implementation of fresh-start reporting, as more fully described in Note 4, resulted in an aggregate increase of $968 million in net deferred income tax liabilities in the Predecessor’s December 31, 2012 consolidated balance sheet and an aggregate increase of $968 million in income tax expense in the Predecessor’s consolidated statement of operations for December 31, 2012. As a C corporation, Reorganized Tribune Company is subject to income taxes at a higher effective tax rate beginning in the first quarter of 2013.

As described in Note 4, amounts included in the Predecessor’s accumulated other comprehensive income (loss) at December 30, 2012 were eliminated. As a result, the Company recorded $1.071 billion of previously unrecognized cumulative pretax losses in reorganization items, net and a related income tax benefit of $163 million in the Predecessor’s consolidated statement of operations for December 31, 2012.

The net income tax expense in the Predecessor’s consolidated statement of operations for December 31, 2012 totaled $1.001 billion, of which a $70 million income tax benefit is included in income from discontinued operations, net of taxes. See Note 4 for further information.

Emergence From Chapter 11—Prior to the Effective Date, the Predecessor and its subsidiaries consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These restructuring transactions included, among other things, (i) converting certain of the Predecessor’s subsidiaries into limited liability companies or merging certain of the Predecessor’s subsidiaries into newly-formed limited liability companies, (ii) consolidating and reallocating certain operations, entities, assets and liabilities within the organizational structure of the Predecessor and (iii) establishing a number of real estate holding companies.

Pursuant to and in accordance with the terms of the Plan, the Predecessor settled prepetition liabilities totaling approximately $12.880 billion for consideration valued at an aggregate $8.102 billion. The gain on the settlement of the Predecessor’s prepetition debt obligations was included in reorganization items, net in the Predecessor’s consolidated statement of operations for December 31, 2012. Generally, for federal tax purposes, the discharge of a debt obligation in a bankruptcy proceeding for an amount less than its adjusted issue price (as defined in the IRC) creates cancellation of indebtedness income (“CODI”) that is excludable from the obligor’s taxable income. However, certain income tax attributes are reduced by the amount of CODI. The prescribed order of income tax attribute reduction is as follows: (i) net operating losses for the year of discharge and net operating loss carryforwards, (ii) most credit carryforwards, including the general business credit and the minimum tax credit, (iii) net capital losses for the year of discharge and capital loss carryforwards and (iv) the tax basis of the debtors’ assets by the amount of liabilities in excess of tax basis. At the Effective Date, a subsidiary of Reorganized Tribune Company had a net operating loss carryforward which was reduced to zero as a result of the CODI rules. The CODI rules also require Reorganized Tribune Company to reduce any capital losses generated and not utilized during 2013. The impact of the reduction in tax basis of assets and the elimination of the net operating loss carryforward were reflected in income tax expense in the Predecessor’s consolidated statement of operations for December 31, 2012.

Newsday and Chicago Cubs Transactions—As further described in Note 9 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013, the Company consummated the closing of the Newsday Transactions on July 29, 2008. As a result of these transactions, CSC, through NMG Holdings, Inc., owns approximately 97% and the Company owns approximately 3% of NHLLC. The fair market value of the contributed NMG net assets exceeded their tax basis and did not result in an immediate taxable gain because the transaction was structured to comply with the partnership provisions of the IRC and related regulations. In March 2013, the IRS issued its audit report on the Company’s federal income tax return for 2008 which concluded that the gain should have been included in the Company’s 2008 taxable income. Accordingly, the IRS has proposed a

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

$190 million tax and a $38 million accuracy-related penalty. After-tax interest on the proposed tax through September 28, 2014 would be approximately $28 million. The Company disagrees with the IRS’s position and has timely filed its protest in response to the IRS’s proposed tax adjustments. The Company is contesting the IRS’s position in the IRS administrative appeals division. If the IRS position prevails, the Company would also be subject to approximately $30 million, net of tax benefits, of state income taxes and related interest through September 28, 2014. The Company does not maintain any tax reserves relating to the Newsday Transactions. In accordance with ASC Topic 740, the Company’s unaudited condensed consolidated balance sheet at September 28, 2014 includes a deferred tax liability of $113 million related to the future recognition of taxable income related to the Newsday Transactions.

As further described in Note 9 to the Company’s consolidated financial statements for the fiscal year ended December 29, 2013, the Company consummated the closing of the Chicago Cubs Transactions on October 27, 2009. As a result of these transactions, Ricketts Acquisition LLC owns approximately 95% and the Company owns approximately 5% of the membership interests in New Cubs LLC. The fair market value of the contributed Chicago Cubs Business exceeded its tax basis and did not result in an immediate taxable gain because the transaction was structured to comply with the partnership provisions of the IRC and related regulations. The IRS is currently auditing the Company’s 2009 federal income tax return which includes the Chicago Cubs Transactions. The Company expects the IRS audit to be concluded during 2015. If the gain on the Chicago Cubs Transactions is deemed by the IRS to be taxable in 2009, the federal and state income taxes would be approximately $225 million before interest and penalties. The Company does not maintain any tax reserves relating to the Chicago Cubs Transactions. In accordance with ASC Topic 740, the Company’s unaudited condensed consolidated balance sheet at September 28, 2014 includes a deferred tax liability of $176 million related to the future recognition of taxable income related to the Chicago Cubs Transactions.

Other—Although management believes its estimates and judgments are reasonable, the resolutions of the Company’s tax issues are unpredictable and could result in tax liabilities that are significantly higher or lower than that which has been provided by the Company. The Company accounts for uncertain tax positions in accordance with ASC Topic 740, which addresses the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s liability for unrecognized tax benefits totaled $19 million and $22 million at September 28, 2014 and December 29, 2013, respectively.

As further described in Note 1, on August 4, 2014, the Company completed the spin-off of its principal publishing operations into an independent company, Tribune Publishing. In accordance with ASC 740, the Company evaluated the impact of the new corporate structure following the Publishing Spin-off on the effective tax rate at which it calculates its deferred tax assets and liabilities. The Company’s effective tax rate decreased which resulted in a one-time tax benefit of $11 million in continuing operations during the three months ended September 28, 2014 to reflect a decrease in the Company’s net deferred tax liabilities.

In the three and nine months ended September 28, 2014, the Company recorded income tax expense related to continuing operations of $3 million and $63 million, respectively. The effective tax rate on pretax income from continuing operations was 4.8% and 29.7% in the three and nine months ended September 28, 2014, respectively. These rates differ from the U.S. federal statutory rate of 35% due to state income taxes (net of federal benefit), non-deductible expenses, certain transaction costs not fully deductible for tax purposes and the domestic production activities deduction. In addition, the three and nine months ended September 28, 2014 had favorable adjustments totaling $4 million related to the resolution of certain federal income tax matters, an $11 million one-time benefit due to the decrease in the Company’s net deferred tax liabilities as a result of the Publishing Spin-off and less than $1 million of other adjustments. Excluding the $15 million of favorable adjustments, the effective tax rate on pretax income in the three and nine months ended September 28, 2014 was 32.9% and 37.0%, respectively.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

In the three and nine months ended September 29, 2013, the Company recorded income tax expense related to continuing operations of $27 million and $71 million, respectively. The effective tax rate on pretax income from continuing operations was 41.0% and 35.2% for the three and nine months ended September 29, 2013, respectively. These rates differ from the U.S. federal statutory rate of 35% primarily due to state income taxes (net of federal benefit), certain reorganization items not deductible for tax purposes and favorable income tax adjustments of less than $1 million in the three months ended September 29, 2013 and $12 million in the nine months ended September 29, 2013 related to the resolution of certain federal income tax matters. Excluding the favorable adjustments, the effective tax rate on pretax income was 41.1% in both the three and nine months ended September 29, 2013.

NOTE 13: PENSION AND OTHER RETIREMENT PLANS

The components of net periodic benefit cost (credit) for Company-sponsored pension and other postretirement benefits plans, including amounts included in income from discontinued operations, net of taxes, for the three and nine months ended September 28, 2014 and September 29, 2013 were as follows (in thousands):

	Pension Benefits
	Three Months Ended		Nine Months Ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Service cost	$116	$154	$347	$462
Interest cost	20,527	18,622	61,582	55,866
Expected return on plans’ assets	(28,264)	(27,470)	(84,792)	(82,413)
Recognized actuarial gain	(39)	—	(119)	—

Net periodic benefit credit	$(7,660)	$(8,694)	$(22,982)	$(26,085)

	Other Post Retirement Benefits
	Three Months Ended		Nine Months Ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Service cost	$61	$140	$297	$419
Interest cost	260	498	1,359	1,495
Recognized actuarial gain	(3)	—	(22)	—

Net periodic benefit cost	$318	$638	$1,634	$1,914

The amounts of net periodic benefit cost for Company-sponsored other post retirement plans applicable to continuing and discontinued operations for the three and nine months ended September 28, 2014 and September 29, 2013 were as follows (in thousands):

	Other Post Retirement Benefits
	Three Months Ended		Nine Months Ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Continuing operations	$130	$139	$467	$417
Discontinued operations	188	499	1,167	1,497

Net periodic benefit cost	$318	$638	$1,634	$1,914

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

As a result of adopting fresh-start reporting, the Predecessor’s accumulated other comprehensive income (loss) at December 30, 2012, which included unrecognized net actuarial losses for the pension plans and unrecognized net actuarial gains for the other postretirement plans, was eliminated and recorded in reorganization items, net in the Predecessor’s consolidated statement of operations for December 31, 2012. Consequently, no amortization of net actuarial gains and losses for the pension plans and other postretirement plans was recorded in the three and nine months ended September 29, 2013. See Note 4 for additional information related to the adoption of fresh-start reporting.

For 2014, the Company expects to contribute approximately $11 million to its qualified pension plans and $7 million to its other postretirement plans. In the three and nine months ended September 28, 2014, the Company made contributions of $7 million and $11 million, respectively, to certain of its qualified pension plans and $0.4 million and $3 million, respectively, to its other postretirement plans. In the three and nine months ended September 29, 2013, the Company made contributions of $4 million and $5 million, respectively, to certain of its qualified pension plans and $2 million and $6 million, respectively, to its other postretirement plans.

NOTE 14: CAPITAL STOCK

Effective as of the Effective Date, Reorganized Tribune Company issued 78,754,269 shares of Class A Common Stock and 4,455,767 shares of Class B Common Stock. As described in Note 3, certain creditors that were entitled to receive Common Stock, either voluntarily elected to receive Class B Common Stock in lieu of Class A Common or were allocated Class B Common Stock in lieu of Class A Common in order to comply with the FCC’s ownership rules and requirements. The Class A Common Stock and Class B Common Stock generally provide identical economic rights, but holders of Class B Common Stock have limited voting rights, including that such holders have no right to vote in the election of directors. Subject to the ownership limitations described below, each share of Class A Common Stock is convertible into one share of Class B Common Stock and each share of Class B Common Stock is convertible into one share of Class A Common Stock, in each case, at the option of the holder at any time. During the three months ended September 28, 2014 and September 29, 2013, on a net basis, 23,138 and 214,211 shares, respectively, of Class B Common Stock were converted into 23,138 and 214,211 shares, respectively, of Class A Common Stock. During the nine months ended September 28, 2014 and September 29, 2013, on a net basis, 262,522 and 1,379,119 shares, respectively, of Class B Common Stock were converted into 262,522 and 1,379,119 shares, respectively, of Class A Common Stock.

In addition, on the Effective Date, Reorganized Tribune Company entered into the Warrant Agreement, pursuant to which Reorganized Tribune Company issued 16,789,972 Warrants to purchase Common Stock. Reorganized Tribune Company issued the Warrants in lieu of Common Stock to creditors that were otherwise eligible to receive Common Stock in connection with the implementation of the Plan in order to comply with the FCC’s foreign ownership restrictions. Each Warrant entitles the holder to purchase from Reorganized Tribune Company, at the option of the holder and subject to certain restrictions set forth in the Warrant Agreement and described below, one share of Class A Common Stock or one share of Class B Common Stock at an exercise price of $0.001 per share, subject to adjustment and a cashless exercise feature. The Warrants may be exercised at any time on or prior to December 31, 2032. During the three months ended September 28, 2014 and September 29, 2013, 930,881 and 1,576,541 Warrants, respectively, were exercised for 930,879 and 1,576,541 shares, respectively, of Class A Common Stock. During the nine months ended September 28, 2014 and September 29, 2013, 4,303,727 and 6,630,511 Warrants, respectively, were exercised for 4,303,695 and 6,630,505 shares, respectively, of Class A Common Stock. No Warrants were exercised for Class B Common Stock during the three months ended September 28, 2014. During the nine months ended September 28, 2014, 100 Warrants were exercised for 100 shares of Class B Common Stock. No Warrants were exercised for Class B Common Stock during the nine months ended September 29, 2013. At September 28, 2014, the following amounts were outstanding: 2,581,182 Warrants, 94,650,019 shares of Class A Common Stock and 2,922,759

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

shares of Class B Common Stock. As of September 28, 2014, the Company reserved 16,667 shares of Class A Common Stock for issuance pursuant to restricted stock award agreements entered into during the second quarter of 2013.

Pursuant to the amended and restated certificate of incorporation of Reorganized Tribune Company filed with the Secretary of State of the State of Delaware in accordance with and pursuant to the Plan, which was further amended on July 14, 2014 at the Company’s annual meeting of stockholders, the Company is authorized to issue up to one billion shares of Class A Common Stock, up to two hundred million shares of Class B Common Stock and up to forty million shares of preferred stock, each par value $0.001 per share, in one or more series. Reorganized Tribune Company has not issued any shares of preferred stock. Reorganized Tribune Company’s Class A Common Stock, Class B Common Stock and Warrants are currently traded over-the-counter under the symbols “TRBAA,” “TRBAB,” and “TRBNW,” respectively.

Pursuant to Reorganized Tribune Company’s amended and restated certificate of incorporation and the Warrant Agreement, in the event Reorganized Tribune Company determines that the ownership or proposed ownership of Common Stock or Warrants, as applicable, would be inconsistent with or violate any federal communications laws, materially limit or impair any business activities or proposed business activities of Reorganized Tribune Company under any federal communications laws, or subject Reorganized Tribune Company to any regulation under any federal communications laws to which Reorganized Tribune Company would not be subject, but for such ownership or proposed ownership, Reorganized Tribune Company may, among other things: (i) require a holder of Common Stock or Warrants to promptly furnish information reasonably requested by Reorganized Tribune Company, including information with respect to citizenship, ownership structure, and other ownership interests and affiliations; (ii) refuse to permit a proposed transfer or conversion of Common Stock, or condition transfer or conversion on the prior consent of the FCC; (iii) refuse to permit a proposed exercise of Warrants, or condition exercise on the prior consent of the FCC; (iv) suspend the rights of ownership of the holders of Common Stock or Warrants; (v) require the conversion of any or all shares of Common Stock held by a stockholder into shares of any other class of capital stock of Reorganized Tribune Company with equivalent economic value, including the conversion of shares of Class A Common Stock into shares of Class B Common Stock or the conversion of shares of Class B Common Stock into shares of Class A Common Stock; (vi) require the exchange of any or all shares of Common Stock held by any stockholder of Reorganized Tribune Company for warrants to acquire the same number and class of shares of capital stock in Reorganized Tribune Company; (vii) to the extent the foregoing are not reasonably feasible, redeem any or all such shares of Common Stock; or (viii) exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction to prevent or cure any such situation.

On the Effective Date, Reorganized Tribune Company entered into a registration rights agreement (the “Registration Rights Agreement”) with certain entities related to AG (the “AG Group”), Oaktree Tribune, L.P., an affiliate of Oaktree (the “Oaktree Group”) and Isolieren Holding Corp., an affiliate of JPMorgan (the “JPM Group,” and each of the JPM Group, AG Group and Oaktree Group, a “Stockholder Group”) and certain other holders of Registrable Securities who become a party thereto. “Registrable Securities” will consist of Common Stock, securities convertible into or exchangeable for Common Stock and options, Warrants or other rights to acquire Common Stock. Registrable Securities will cease to be Registrable Securities, among other circumstances, upon their sale under a registration statement or pursuant to Rule 144 under the Securities Act of 1933. The Registration Rights Agreement gives a Stockholder Group demand registration, shelf registration and piggyback registration rights. At any time, any Stockholder Group holding at least 5% of the outstanding Class A Common Stock (on a fully diluted basis) (a “Demand Holder”) has certain rights to demand the registration of Registrable Securities on an underwritten or non-underwritten basis, provided that certain conditions are met, including that the aggregate proceeds expected to be received is greater than the lesser of (i) $100 million and (ii) 2.5% of the market capitalization of Reorganized Tribune Company. Each Stockholder Group is permitted a

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

limited number of demand registrations on Form S-1 (Oaktree Group – five and the AG Group and JPMorgan Group – each three) and an unlimited number of demand registrations on Form S-3. Reorganized Tribune Company is not required to file a demand registration statement within 90 days (180 days in the case of an initial underwritten public offering) after the effective date of a previous registration statement (other than on Form S-8 or S-4). At any time that Reorganized Tribune Company is eligible for registration on Form S-3, any Demand Holder may demand Reorganized Tribune Company file a shelf registration statement covering Registrable Securities. The Stockholder Groups are also afforded unlimited registration rights (piggyback rights) on any registration statement (other than registrations on Form S-8 or S-4 or for rights offerings) filed by Reorganized Tribune Company with respect to securities of the same class or series covered by such registration statement. The Company has certain rights to suspend its obligations with respect to registrations under certain conditions or upon the happening of certain events (such as pending material corporate developments) for specified periods of time as set forth in the Registration Rights Agreement. The Registration Rights Agreement also includes other customary terms and conditions, including customary lock-up or “holdback” provisions binding the stockholders and Reorganized Tribune Company and indemnity and contribution obligations of Reorganized Tribune Company and the stockholders participating in a registration. The registration rights are only transferable to, subject to certain conditions, (i) an affiliate of a Stockholder Group or (ii) a transferee of a Stockholder Group if at least 5% of the Class A Common Stock (on a fully diluted basis) is being transferred to such transferee (and such transferee may not subsequently transfer its registration rights to any other person or entity, other than to a Stockholder Group). The Registration Rights Agreement terminates on December 31, 2022.

NOTE 15: STOCK-BASED COMPENSATION

On March 1, 2013, and as permitted under the Plan, the Compensation Committee of the Board adopted the 2013 Equity Incentive Plan (the “Equity Incentive Plan”) for the purpose of granting stock awards to directors, officers and employees of Tribune Media Company and its subsidiaries. Stock awarded pursuant to the Equity Incentive Plan is limited to five percent of the outstanding Common Stock on a fully diluted basis. There are 5,263,000 shares of common stock authorized for issuance under the Equity Incentive Plan. The Company began issuing awards under the Equity Incentive Plan in the second quarter of 2013. As of September 28, 2014, the Company had 3,326,480 shares available for grant.

The Equity Incentive Plan provides for the granting of non-qualified stock options (“NSOs”), restricted stock units (“RSUs”), performance share units (“PSUs”) and restricted and unrestricted stock awards (collectively “Equity Awards”). Pursuant to ASC Topic 718, the Company measures stock-based compensation costs on the grant date based on the estimated fair value of the award and recognizes compensation costs on a straight-line basis over the requisite service period for the entire award.

NSO and RSU awards generally vest 25% on each anniversary of the date of the grant. Under the Equity Incentive Plan, the exercise price of an NSO award cannot be less than the market price of Common Stock at the time the NSO award is granted and has a maximum contractual term of 10 years. PSU awards cliff vest at the end of the two-year and three-year performance periods, depending on the period specified in each respective PSU agreement. The number of PSUs that ultimately vest depends on the Company’s performance relative to specified financial targets for fiscal years 2014, 2015 and 2016. Restricted and unrestricted stock awards have been issued to certain members of the Board as compensation for retainer fees and long-term awards. The Company intends to facilitate settlement of all vested awards in Common Stock.

The Company estimates the fair value of NSO awards using the Black-Scholes option-pricing model, which incorporates various assumptions including the expected term of the awards, volatility of the stock price, risk-free rates of return and dividend yield. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatility was based on the actual historical volatility of a select peer group of entities

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

operating in similar industry sectors as the Company. Expected life was calculated using the simplified method as described under Staff Accounting Bulletin Topic 14, “Share-Based Payment.”

In connection with the Publishing Spin-off, and pursuant to the terms of the Equity Incentive Plan, the number of Tribune Media Company employees’ outstanding equity awards, and the exercise price of the NSOs, were adjusted to preserve the fair value of the awards immediately before and after the Publishing Spin-off. The conversion ratio (the “Ratio”) used to adjust the awards was based on the ratio of (a) the sum of the pre-spin Tribune Media Company closing stock price and the Tribune Publishing closing stock price (adjusted for the 4-for-1 distribution ratio) on the day prior to the Publishing Spin-off to (b) the post-spin Tribune Media Company closing stock price on the day of the Publishing Spin-off. As the above adjustments were made pursuant to existing anti-dilution provisions of the Equity Incentive Plan, the Company did not record any incremental compensation expense related to the conversion of the Equity Awards. The Equity Awards continue to vest over the original vesting period, as described above. All nonvested Equity Awards of the Company’s employees that became employees of Tribune Publishing were cancelled as Tribune Publishing replaced the Equity Awards for its employees with new equity awards in its stock. The combined impact of this award activity is collectively referred to as the “Adjustments.” The Adjustments resulted in the net decrease of approximately 90,525 outstanding awards, which are separately included in the line item “Adjustments due to Publishing Spin-off” in the tables below.

The awards held as of August 4, 2014 by Tribune Media Company employees were modified as follows:

•	Non-Qualified Stock Options - The number of NSOs outstanding as of the date of the Publishing Spin-off was increased via the calculated Ratio and the strike price of NSOs was decreased via the Ratio in order to preserve the intrinsic value of NSOs.

•	Restricted Stock Units - The number of outstanding RSUs as of the date of the Publishing Spin-off was increased utilizing the calculated Ratio in order to preserve the fair value of RSUs.

•	Performance Share Units - The number of outstanding PSUs as of the date of the Publishing Spin-off was increased utilizing the calculated Ratio in order to preserve the fair value of PSUs.

The following table provides the weighted-average assumptions used to determine the fair value of NSO awards granted during the three and nine months ended September 28, 2014:

	Three Months Ended September 28, 2014	Nine Months Ended September 28, 2014
Risk-free interest rate	1.95%	1.95%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	48.96%	54.09%
Expected life (in years)	6.25	6.24

The Company determines the fair value of PSU, RSU and unrestricted and restricted stock awards by reference to the quoted market price of the Common Stock on the date of the grant.

Stock-based compensation expense for the three and nine months ended September 28, 2014, including the expense attributable to Tribune Publishing prior to the Publishing Spin-off, totaled $6 million and $22 million, respectively. Stock-based compensation expense for the three and nine months ended September 29, 2013 totaled $3 million and $4 million, respectively.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

A summary of activity and weighted average exercise prices and weighted average fair values related to the NSOs is as follows (shares in thousands). For stock options granted prior to the Publishing Spin-off, the weighted-average exercise prices and fair values in the table below reflect the historical values without giving effect to the Publishing Spin-off, unless otherwise specified. As noted above, on August 4, 2014, an adjustment was made to convert the exercises prices for options outstanding as of the date of the Publishing Spin-off.

	Three Months Ended September 28, 2014			Nine Months Ended September 28, 2014
	Shares	Weighted Avg. Exercise Price	Weighted Avg. Fair Value	Shares	Weighted Avg. Exercise Price	Weighted Avg. Fair Value
Outstanding, beginning of period	1,044	$73.37	$38.30	352	$57.32	$28.00
Granted	12	76.06	37.45	764	79.72	42.33
Exercised	(3)	54.95	26.73	(23)	57.16	27.89
Forfeited	(43)	70.70	37.09	(79)	66.17	33.91
Cancelled	—	—	—	(4)	56.60	27.53
Adjustments due to the Publishing Spin-off (1)	(34)	*	*	(34)	*	*

Outstanding, end of period (2)	976	$70.91	$37.17	976	$70.91	$37.17

Vested, end of period (2)	48	$54.39	$26.63	48	$54.39	$26.63

*	Not meaningful
(1)	As of the date of the Publishing Spin-off, 90,086 of NSOs attributable to employees of Tribune Publishing were cancelled, offset by an increase of 56,071 NSOs to preserve the intrinsic value of outstanding NSOs attributable to Tribune Media Company employees, while also preserving the fair value of the awards immediately before and after the Publishing Spin-off.
(2)	The weighted average exercise price and weighted-average fair value of options outstanding as of September 28, 2014 reflect the adjustments to the awards as a result of the Publishing Spin-off.

A summary of activity and weighted average fair values related to the RSUs is as follows (shares in thousands):

	Three Months Ended September 28, 2014		Nine Months Ended September 28, 2014
	Shares	Weighted Avg. Fair Value	Shares	Weighted Avg. Fair Value
Outstanding, beginning of period	730	$70.87	402	$57.69
Granted	8	76.72	516	78.71
Vested and issued	—	—	(149)	63.69
Forfeited	(37)	72.07	(68)	67.72
Adjustments due to the Publishing Spin-off (1)	(55)	*	(55)	*

Outstanding and nonvested, end of period	646	$68.81	646	$68.81

*	Not meaningful
(1)	As of the date of the Publishing Spin-off, 94,365 of RSUs attributable to employees of Tribune Publishing were cancelled, offset by an increase of 38,846 RSUs to preserve the fair value of outstanding RSUs attributable to Tribune Media Company employees.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

A summary of activity and weighted average fair values related to the restricted and unrestricted stock awards is as follows (shares in thousands):

	Three Months Ended September 28, 2014		Nine Months Ended September 28, 2014
	Shares	Weighted Avg. Fair Value	Shares	Weighted Avg. Fair Value
Outstanding, beginning of period	17	$56.80	34	$57.58
Granted	—	—	6	77.40
Vested and issued (1)	—	—	(6)	77.40
Vested	—	—	(17)	57.42

Outstanding and nonvested, end of period	17	$56.80	17	$56.80

(1)	Represents 5,682 shares of unrestricted stock.

A summary of activity and weighted average fair values related to the PSUs is as follows (shares in thousands):

	Three Months Ended September 28, 2014		Nine Months Ended September 28, 2014
	Shares	Weighted Avg. Fair Value	Shares	Weighted Avg. Fair Value
Outstanding, beginning of period	55	$79.16	—	$—
Granted	—	—	55	79.16
Forfeited	(11)	75.92	(11)	75.92
Adjustment due to the Publishing Spin-off (1)	(1)	*	(1)	*

Outstanding and nonvested, end of period	43	$74.35	43	$74.35

*	Not meaningful
(1)	As of the date of the Publishing Spin-off, 7,936 of PSUs attributable to employees of Tribune Publishing were cancelled, offset by an increase of 6,945 PSUs to preserve the fair value of outstanding PSUs attributable to Tribune Media Company employees.

As of September 28, 2014, the Company had not yet recognized compensation cost on nonvested awards as follows (in thousands):

	Unrecognized Compensation Cost	Weighted Average Remaining Recognition Period
Nonvested awards	$69,037	3.0

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 16: EARNINGS PER SHARE

The Company computes earnings per common share (“EPS”) from continuing operations, earnings (losses) from discontinued operations and net earnings per common share under the two-class method which requires the allocation of all distributed and undistributed earnings to common stock and other participating securities based on their respective rights to receive distributions of earnings or losses. The Company’s Class A Common Stock and Class B Common Stock equally share in distributed and undistributed earnings. The Company accounts for the Warrants as participating securities, as holders of the Warrants, in accordance with and subject to the terms and conditions of the Warrant Agreement, are entitled to receive ratable distributions of the Company’s earnings concurrently with such distributions made to the holders of Common Stock, subject to certain restrictions relating to FCC rules and requirements.

The Company computes basic EPS by dividing income from continuing operations, income (loss) from discontinued operations, and net income, respectively, applicable to common shares by the weighted average number of common shares outstanding during the period. In accordance with the two-class method, undistributed earnings applicable to the Warrants have been excluded from the computation of basic EPS. Diluted EPS is computed by dividing income from continuing operations, income (loss) from discontinued operations, and net income, respectively, by the weighted average number of common shares outstanding during the period as adjusted for the assumed exercise of all outstanding stock awards. The calculation of diluted EPS assumes that stock awards outstanding were exercised at the beginning of the period. The Warrants and stock awards are included in the calculation of diluted EPS only when their inclusion in the calculation is dilutive.

ASC Topic 260, “Earnings per Share,” states that the presentation of basic and diluted EPS is required only for common stock and not for participating securities. For the three and nine months ended September 28, 2014, 2,768,872 and 3,708,430, respectively, of the weighted-average Warrants outstanding have been excluded from the below table. For the three and nine months ended September 29, 2013, 10,584,351 and 12,982,960, respectively, of the outstanding weighted-average Warrants have been excluded from the below table.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

The calculation of basic and diluted EPS is presented below (in thousands, except for per share data):

	Three Months Ended		Nine Months Ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
EPS numerator:
Income from continuing operations, as reported	$52,886	$39,244	$148,435	$129,682
Less: Undistributed earnings allocated to Warrants	1,461	4,154	5,499	16,836

Income from continuing operations attributable to common shareholders for basic EPS	$51,425	$35,090	$142,936	$112,846

Add: Undistributed earnings allocated to dilutive securities (1)	2	4	15	8

Income from continuing operations attributable to common shareholders for diluted EPS	$51,427	$35,094	$142,951	$112,854

Income from discontinued operations, as reported	$(14,889)	$10,527	$13,552	$44,759
Less: Undistributed earnings allocated to Warrants	(411)	1,114	502	5,811

Income (loss) from discontinued operations attributable to common shareholders for basic and diluted EPS (1)	$(14,478)	$9,413	$13,050	$38,948

Net income attributable to common shareholders for basic EPS	$36,947	$44,503	$155,986	$151,794

Net income attributable to common shareholders for diluted EPS	$36,949	$44,507	$156,001	$151,802

EPS denominator:
Weighted average shares outstanding - basic	97,384	89,420	96,401	87,018
Impact of dilutive securities	226	66	239	38

Weighted average shares outstanding - diluted	97,610	89,486	96,640	87,056

Basic Earnings (Loss) Per Common Share from:
Continuing Operations	$0.53	$0.39	$1.48	$1.30
Discontinued Operations	(0.15)	0.11	0.14	0.44

Net Earnings Per Common Share	$0.38	$0.50	$1.62	$1.74

Diluted Earnings (Loss) Per Common Share from:
Continuing Operations	$0.53	$0.39	$1.47	$1.30
Discontinued Operations	(0.15)	0.11	0.14	0.44

Net Earnings Per Common Share	$0.38	$0.50	$1.61	$1.74

(1)	The impact of dilutive securities associated with Equity Awards held by Tribune Publishing employees is immaterial. As such, all of the impact of dilutive securities has been allocated to diluted EPS from continuing operations.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Because of their anti-dilutive effect, 756,469 and 629,918 common share equivalents, comprised of NSOs and RSUs, have been excluded from the diluted EPS calculation for the three and nine months ended September 28, 2014. Because of their anti-dilutive effect, 114,162 and 73,632 common share equivalents, comprised of NSOs and RSUs, have been excluded from the diluted EPS calculation for the three and nine months ended September 29, 2013.

NOTE 17: ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income is a separate component of shareholders’ equity in the Company’s consolidated balance sheets. The following table summarizes the changes in accumulated other comprehensive income by component for the nine months ended September 28, 2014 (in thousands):

	Unrecognized Benefit Plan Gains and Losses	Foreign Currency Translation Adjustments	Unrealized Holding Gain on Marketable Securities	Total
Balance at December 29, 2013	$140,590	$95	$—	$140,685
Distributed in Publishing Spin-off	(2,083)	(7)	—	(2,090)
Other comprehensive income (loss)	(2,115)	(1,138)	4,772	1,519

Balance at September 28, 2014	$136,392	$(1,050)	$4,772	$140,114

NOTE 18: OTHER MATTERS

FCC Regulation—Various aspects of the Company’s operations are subject to regulation by governmental authorities in the United States. The Company’s television and radio broadcasting operations are subject to FCC jurisdiction under the Communications Act of 1934, as amended. FCC rules, among other things, govern the term, renewal and transfer of radio and television broadcasting licenses, and limit the number of media interests in a local market that a single entity can own. Federal law also regulates the rates charged for political advertising and the quantity of advertising within children’s programs.

Television and radio broadcast station licenses are granted for terms of up to eight years and are subject to renewal by the FCC in the ordinary course, at which time they may be subject to petitions to deny the license renewal applications. As of November 11, 2014, the Company had FCC authorization to operate 39 television stations and one AM radio station. Renewal applications for 13 of those stations are currently pending. Two additional renewal applications are expected to be filed with the FCC in 2014.

Under the FCC’s “Local Television Multiple Ownership Rule” (the “Duopoly Rule”), the Company may own up to two television stations within the same Nielsen Designated Market Area (“DMA”) (i) provided certain specified signal contours of the stations do not overlap, (ii) where certain specified signal contours of the stations overlap but no more than one of the stations is a top 4-rated station and the market will continue to have at least eight independently-owned full power stations after the station combination is created or (iii) where certain waiver criteria are met. The Company owns duopolies permitted under the “top-4/8 voices” test in the Seattle, Denver, St. Louis, Indianapolis, Oklahoma City and New Orleans DMAs. Duopoly Rule waivers granted in connection with the FCC’s approval of the Company’s plan of reorganization (the “Exit Order”) or the Local TV Acquisition (the “Local TV Transfer Order”) authorize the Company’s ownership of duopolies in the New Haven-Hartford and Fort Smith-Fayetteville DMAs, and full power “satellite” stations in the Denver and Indianapolis DMAs.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Under the FCC’s “Newspaper Broadcast Cross Ownership Rule” (the “NBCO Rule”), the Company and holders of “attributable interests” in the Company generally are prohibited from owning or holding attributable interests in both daily newspapers and broadcast stations in the same market. On August 4, 2014, the Company completed the Publishing Spin-off (see Note 2). The Company, therefore, does not have an attributable interest in the daily newspaper business or operations of Tribune Publishing. As a result of the pro rata distribution of Tribune Publishing stock to shareholders of the Company, the three attributable shareholders of the Company (collectively, the “Attributable Shareholders”) became attributable shareholders of Tribune Publishing. The residual common attributable interests of the Attributable Shareholders in the Company and Tribune Publishing maintain the status quo with respect to these shareholders’ interests in the companies.

The Company’s television/newspaper interests in the New York market (together with the Company’s former television/newspaper combinations in the Los Angeles, Miami-Fort Lauderdale and Hartford-New Haven markets) are subject to a temporary waiver of the NBCO Rule granted in the Exit Order. (The Company’s former Chicago market radio/television/newspaper combination was permanently grandfathered by the FCC in the same order.) On November 12, 2013, the Company filed with the FCC a request for extension of the temporary NBCO Rule waivers granted in the Exit Order. That request is pending. Meanwhile, in its pending 2014 Quadrennial Review of the ownership rules, the FCC is considering a proposal that would modify the NBCO Rule by establishing a favorable presumption with respect to certain daily newspaper/broadcast combinations in the 20 largest markets and a rebuttable negative presumption with respect to such combinations in all other markets. The proceeding is pending. The Company cannot predict the outcome of this proceeding or whether the FCC will allow the Company’s existing temporary (New York) waiver to remain in effect pending the conclusion of the proceeding.

The FCC’s “National Television Multiple Ownership Rule” prohibits the Company from owning television stations that, in the aggregate, reach more than 39% of total U.S. television households, subject to a 50% discount of the number of television households attributable to UHF stations (the “UHF Discount”). The Company’s current national reach would exceed the 39% cap on an undiscounted basis. In a pending rulemaking proceeding the FCC has proposed to repeal the UHF Discount but to grandfather existing combinations that exceed the 39% cap. If adopted as proposed, the elimination of the UHF Discount would affect the Company’s ability to acquire additional television stations (including the Dreamcatcher stations that are the subject of certain option rights held by the Company, see Note 5 for further information).

Under FCC policy and precedent a television station or newspaper publisher may provide certain operational support and other services to a separately-owned television station in the same market pursuant to a “shared services agreement” (“SSA”) where the Duopoly Rule or NBCO Rule would not permit common ownership of the properties. In the Local TV Transfer Order the FCC authorized the Company to provide services (not including advertising sales) under SSAs to the Dreamcatcher stations. In its pending 2014 Quadrennial Review proceeding, the FCC is seeking comment on proposals to adopt reporting requirements for SSAs. The Company cannot predict the outcome of that proceeding or its effect on the Company’s business or operations. Meanwhile, in a public notice released on March 12, 2014, the FCC announced that pending and future transactions involving SSAs will be subject to a higher level of scrutiny if they include a combination of certain operational and economic features. Although the Company currently has no transactions pending before the FCC that would be subject to such higher scrutiny, this policy could limit the Company’s future ability to enter into SSAs or similar arrangements. In a Report and Order issued on April 15, 2014, the FCC amended its rules to treat any “joint sales agreement” (“JSA”) pursuant to which a television station sells more than 15% of the weekly advertising time of another television station in the same market as an attributable ownership interest subject to the Duopoly Rule. The Company is not a party to any JSAs. An appeal of the FCC’s April 15, 2014 Report and Order is pending before the U.S. Court of Appeals for the District of Columbia Circuit. In a Report and Order and Further Notice of Proposed Rulemaking issued on March 31, 2014, the FCC is seeking comment

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

on whether to eliminate or modify its “network non-duplication” and “syndicated exclusivity” rules, pursuant to which local television stations may enforce their contractual exclusivity rights with respect to network and syndicated programming. In addition, the FCC adopted a rule prohibiting two or more separately owned top-4 stations in a market from negotiating jointly for retransmission consent. The Company does not currently engage in retransmission consent negotiations jointly with any other stations in its markets. The Company cannot predict the impact of the new rule or the FCC’s further proposals on our business.

From time to time, the FCC revises existing regulations and policies in ways that could affect the Company’s broadcasting operations. In addition, Congress from time to time considers and adopts substantive amendments to the governing communications legislation. For example, legislation was enacted in February 2012 that, among other things, authorizes the FCC to conduct voluntary “incentive auctions” in order to reallocate certain spectrum currently occupied by television broadcast stations to mobile wireless broadband services, to “repack” television stations into a smaller portion of the existing television spectrum band and to require television stations that do not participate in the auction to modify their transmission facilities, subject to reimbursement for reasonable relocation costs up to an industry-wide total of $1.75 billion. If some or all of the Company’s television stations are required to change frequencies or otherwise modify their operations, the stations could incur substantial conversion costs, reduction or loss of over-the-air signal coverage or an inability to provide high definition programming and additional program streams. In a Report and Order released on June 2, 2014, the FCC adopted rules to implement the incentive auction and repacking and identified additional proceedings it intends to conduct related to the incentive auction. Petitions for reconsideration of certain aspects of these rules remain pending, and the Report and Order is also subject to a petition for judicial review. The FCC has continued to release additional orders related to the repacking and incentive auctions. The Company cannot predict the likelihood, timing or outcome of any FCC regulatory action in this regard or its effect upon the Company’s business.

As described in Note 5, the Company completed the Local TV Acquisition on December 27, 2013 pursuant to FCC staff approval granted on December 20, 2013 in the Local TV Transfer Order. On January 22, 2014, Free Press filed an Application for Review seeking review by the full Commission of the Local TV Transfer Order. The Company filed an Opposition to the Application for Review on February 21, 2014. Free Press filed a reply on March 6, 2014. The matter is pending.

Other Contingencies—The Company and its subsidiaries are defendants from time to time in actions for matters arising out of their business operations. In addition, the Company and its subsidiaries are involved from time to time as parties in various regulatory, environmental and other proceedings with governmental authorities and administrative agencies. See Note 12 for a discussion of potential income tax liabilities.

The Company does not believe that any other matters or proceedings presently pending will have a material adverse effect, individually or in the aggregate, on its consolidated financial position, results of operations or liquidity.

Related Party Transactions—The Company’s company-sponsored pension plan assets include an investment in a loan fund limited partnership managed by Oaktree, a principal shareholder of Tribune Media Company. The fair value of this investment was $31 million and $30 million at September 28, 2014 and December 29, 2013, respectively. The pension plan assets have included an investment in this fund since 2008.

NOTE 19: SUBSEQUENT EVENTS

On August 5, 2014, the Company announced its entry into a definitive agreement to sell its 27.8% equity interest in CV to Gannett Co., Inc (“Gannett”). The transaction closed on October 1, 2014. As part of the transaction, Gannett acquired the equity interests of the other partners and thereby acquired full ownership of CV.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

CV was valued at $2.5 billion for purposes of the transaction and gross proceeds of $1.8 billion were paid to the selling partners at closing. The Company’s portion of the proceeds from the transaction was approximately $686 million before taxes ($426 million after taxes), of which $28 million will be held in escrow until October 1, 2015. Adjusted for the amortization of basis difference of $31 million, the Company’s pretax gain on the sale of CV is expected to be approximately $369 million and will be recognized in fourth quarter of 2014. Prior to closing, CV made a final distribution of all cash on hand from operations to the current owners. The Company’s portion of this final distribution was $6 million, which is in addition to estimated proceeds from the sale transaction. The Company expects to use the proceeds from this transaction for general corporate purposes.

On October 1, 2014, the Company completed an acquisition of HWW, Australia’s leading provider of TV and movie data, for $19 million, subject to certain final adjustments, from ninemsn Pty Limited. HWW syndicates TV and movie data to leading Australian broadcasters, pay-TV operators and on-demand services for program guides on a wide range of devices, including IPTV, cable & satellite set-top boxes, Smart TVs and mobile apps. HWW has data describing millions of TV programs and movies across more than 700 national and local TV channels in Australia and its DataGenius software platform is used to support entertainment data services in 50 countries across Australasia, Africa and the Middle East. Oaktree is affiliated with funds that held between 10% and 15% of the outstanding shares of HWW at the time the Company’s acquisition of HWW was consummated and accordingly received a proportional share of the purchase price. The entry into the agreement was approved by the Company’s Audit Committee in accordance with the terms of the Company’s related person transactions policy.

On October 14, 2014, the Company announced that its Board of Directors has authorized a stock repurchase program, under which the Company may repurchase up to $400 million of its outstanding Class A Common Stock. Under the stock repurchase program, the Company may repurchase shares in open-market purchases in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The extent to which the Company repurchases its shares, and the timing of such repurchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined by the Company’s management team. The repurchase program may be suspended or discontinued at any time. The Company expects to finance the purchases with existing cash balances.

On November 13, 2014, the Company entered into a two-year extension of the partnership agreement governing TV Food Network. The amended partnership agreement provides that the partnership shall, unless certain actions are taken by the partners, dissolve and commence winding up and liquidating TV Food Network upon the first to occur of certain enumerated liquidating events, one of which is a specified date of December 31, 2016. The partnership agreement also provides that the partnership may be continued or reconstituted in certain circumstances.

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

NOTE 20: BUSINESS SEGMENTS

As further described in Note 1, subsequent to the Publishing Spin-off, the Company realigned and renamed its reportable segments. The historical presentation of the Company’s results of operations has been reclassified to align with the current presentation.

The following table summarizes business segment financial data for the three and nine months ended September 28, 2014 and September 29, 2013 (in thousands):

	Three Months Ended		Nine Months Ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Operating revenues:
Television and Entertainment	$417,169	$248,196	$1,241,379	$747,854
Digital and Data	44,559	18,903	112,803	59,912
Corporate and Other	13,130	13,509	41,757	39,913

Total operating revenues	$474,858	$280,608	$1,395,939	$847,679

Operating profit (loss):
Television and Entertainment	$74,129	$42,387	$190,530	$139,962
Digital and Data	(231)	4,339	(10,517)	12,312
Corporate and Other	(18,613)	(927)	(42,275)	3,335

Total operating profit	$55,285	$45,799	$137,738	$155,609

Depreciation:
Television and Entertainment	$12,693	$7,797	$38,205	$21,725
Digital and Data	2,035	665	5,757	1,861
Corporate and Other	3,263	2,096	8,280	6,121

Total depreciation	$17,991	$10,558	$52,242	$29,707

Amortization:
Television and Entertainment	$42,010	$26,103	$154,837	$78,121
Digital and Data	5,943	2,292	14,808	6,875

Total amortization	$47,953	$28,395	$169,645	$84,996

Capital Expenditures:
Television and Entertainment	$7,909	$5,422	$17,301	$10,515
Digital and Data	2,008	645	7,403	1,620
Corporate and Other	7,068	7,550	28,887	22,450
Discontinued Operations	3,304	2,644	6,295	10,545

Total capital expenditures	$20,289	$16,261	$59,886	$45,130

TRIBUNE MEDIA COMPANY AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

	September 28, 2014	December 29, 2013
Assets:
Television and Entertainment	$8,267,626	$8,604,353
Digital and Data	625,426	323,959
Corporate and Other	2,146,515	2,123,724
Assets held for sale	4,704	—
Discontinued Operations	—	423,973

Total assets	$11,044,271	$11,476,009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tribune Company

In our opinion, based on our audit and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive income, shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Tribune Company and its subsidiaries (Successor) at December 29, 2013 and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Television Food Network, G.P. (“TV Food Network”), an approximate 31 percent-owned equity investment of the Company which reflects a net investment totaling $367 million at December 29, 2013 (such amount is prior to adjustments recorded by the Company for the application of fresh-start reporting, net of amortization of basis difference, of $1.055 billion) and equity income of $177 million (such amount is prior to the amortization of basis difference of $81 million) for the year then ended. The financial statements of TV Food Network were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for TV Food Network, is based solely on the report of other auditors. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the United States Bankruptcy Court for the district of Delaware confirmed the Company’s Fourth Amended Joint Plan of Reorganization for Tribune Company and its subsidiaries (the “Plan”) on July 23, 2012. Confirmation of the Plan resulted in the discharge of all claims against the Company that arose before December 8, 2008 and substantially alters rights and interests of equity security holders as provided for in the Plan. The Plan was substantially consummated on December 31, 2012 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting as of December 31, 2012.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

March 28, 2014, except for the effects of discontinued operations discussed in Note 4 and changes in segment presentation discussed in Note 22 to the consolidated financial statements, as to which the date is November 14, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tribune Company

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive income, shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Tribune Company and its subsidiaries (Predecessor) as of December 30, 2012 and the results of their operations and their cash flows for the one day ended December 31, 2012, for the year ended December 30, 2012, and for the year ended December 25, 2011 in accordance with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Television Food Network, G.P. (“TV Food Network”), an approximate 31 percent-owned equity investment of the Company at December 30, 2012 and December 25, 2011. The Company’s consolidated financial statements reflect an investment in TV Food Network of $345 million as of December 30, 2012, and include income from this equity investment of $160 million and $138 million, respectively for the years ended December 30, 2012 and December 25, 2011, respectively. The 2012 and 2011 financial statements of TV Food Network were audited by other auditors whose report thereon has been furnished to us, and our opinion on the December 30, 2012 and December 25, 2011 financial statements expressed herein, insofar as it relates to the amounts included for TV Food Network, is based solely on the report of other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company filed a petition on December 8, 2008 with the United States Bankruptcy Court for the district of Delaware for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Company’s Fourth Amended Joint Plan of Reorganization for Tribune Company and its subsidiaries (the “Plan”) was substantially consummated on December 31, 2012 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting.

In our report dated May 31, 2013, we issued a disclaimer of opinion on the 2012 and 2011 consolidated financial statements of Tribune Company (Predecessor) because we were unable to obtain audited financial statements supporting the Company’s investment in TV Food Network stated at $345 million and $299 million at December 29, 2012 and December 25, 2011, respectively, or its equity in earnings of that investment of $160 million and $138 million, which is included in net income for the years then ended; nor were we able to satisfy ourselves as to the carrying value of the investment or the equity in its earnings by other auditing procedures at that date. Subsequent to May 31, 2013, we were able to obtain audited financial statements supporting the TV Food Network investment and, accordingly, our present opinion on the 2012 and 2011 financial statements, as presented herein, is different from that expressed in our previous report.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

March 28, 2014, except for the effects of discontinued operations discussed in Note 4 and changes in segment presentation discussed in Note 22 to the consolidated financial statements, as to which the date is November 14, 2014

TRIBUNE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars, except for per share data)

	Successor	Predecessor
	Year Ended		Year Ended
	Dec. 29, 2013	Dec. 31, 2012	Dec. 30, 2012	Dec. 25, 2011
Operating Revenues
Television and Entertainment
Advertising	$809,732	$—	$874,117	$895,436
Retransmission consent and carriage fees	103,381	—	84,852	64,396
Other	101,311	—	182,732	142,483

Total	1,014,424	—	1,141,701	1,102,315
Digital and Data	79,217	—	84,512	80,096
Other	53,599	—	6,634	5,529

Total operating revenues	1,147,240	—	1,232,847	1,187,940
Operating Expenses
Programming	254,225	—	300,870	302,008
Direct operating expenses	225,924	—	238,230	229,335
Selling, general and administrative	312,147	—	387,931	351,726
Depreciation	41,187	—	42,988	38,673
Amortization	114,717	—	11,925	11,816

Total operating expenses	948,200	—	981,944	933,558

Operating Profit	199,040	—	250,903	254,382
Income on equity investments, net	145,241	—	198,690	187,473
Interest income	413	—	99	22
Interest expense	(39,134)	—	(156)	(416)
Loss on extinguishment of debt	(28,380)	—	—	—
Gain on investment transactions, net	150	—	21,811	295
Write-downs of investments	—	—	(7,041)	—
Other non-operating gain (loss), net	(1,492)	—	294	(606)
Reorganization items, net	(16,931)	8,284,314	(197,870)	(111,113)

Income from Continuing Operations Before Income Taxes	258,907	8,284,314	266,730	330,037
Income tax expense (benefit)	95,965	1,070,189	(16,905)	(6,741)

Income from Continuing Operations	$162,942	$7,214,125	$283,635	$336,778
Income (Loss) from Discontinued Operations, net of taxes (Note 4)	78,613	(103,901)	138,853	111,089

Net Income	$241,555	$7,110,224	$422,488	$447,867

Earnings Per Common Share from Continuing Operations:
Basic	$1.63

Diluted	$1.62

Earnings Per Common Share from Discontinued Operations:
Basic	$0.79

Diluted	$0.79

Net Earnings Per Common Share:
Basic	$2.42

Diluted	$2.41

See Notes to Consolidated Financial Statements

TRIBUNE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of dollars)

	Successor	Predecessor
	Year Ended Dec. 29, 2013		Year Ended
		Dec. 31, 2012	Dec. 30, 2012	Dec. 25, 2011
Net Income	$241,555	$7,110,224	$422,488	$447,867
Less: Income (Loss) from Discontinued Operations, net of taxes	78,613	(103,901)	138,853	111,089

Income from Continuing Operations	$162,942	$7,214,125	$283,635	$336,778

Other Comprehensive Income (Loss) from Continuing Operations After Taxes
Unrecognized benefit plan gains and losses:
Change in unrecognized benefit plan gains and losses arising during the period, net of taxes of $91,922, $221, and $(3,649), respectively	140,900	—	16,437	(306,458)
Adjustment for previously unrecognized benefit plan gains and losses included in net income, net of taxes of $1,434 and $1,033, respectively	—	—	120,386	86,859
Fresh-start reporting adjustment included in net income to eliminate Predecessor’s accumulated other comprehensive income (loss), net of taxes of $169,642	—	934,661	—	—

Change in unrecognized benefit plan gains and losses, net of taxes	140,900	934,661	136,823	(219,599)

Unrealized gain (loss) on marketable securities:
Unrealized holding gain arising during the period, net of taxes of $6	—	—	—	471
Adjustment for gain on investment sales included in net income, net of taxes of $(25)	—	—	—	(1,882)

Change in unrealized gain on marketable securities, net of taxes	—	—	—	(1,411)
Foreign currency translation adjustments:
Change in foreign currency translation adjustments, net of taxes of $58, $15 and $(18), respectively	89	—	1,264	(1,201)
Fresh-start reporting adjustment included in net income to eliminate Predecessor’s accumulated other comprehensive income (loss), net of taxes of $(552)	—	2,846	—	—

Change in foreign currency translation adjustments, net of taxes	89	2,846	1,264	(1,201)

Other Comprehensive Income (Loss) from Continuing Operations, net of taxes	140,989	937,507	138,087	(222,211)

Comprehensive Income from Continuing Operations	303,931	8,151,632	421,722	114,567
Comprehensive Income (Loss) from Discontinued Operations, net of taxes	78,309	(133,284)	146,443	113,611

Comprehensive Income	$382,240	$8,018,348	$568,165	$228,178

See Notes to Consolidated Financial Statements

TRIBUNE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars)

	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012
Assets
Current Assets
Cash and cash equivalents	$640,697	$2,284,426
Restricted cash and cash equivalents	221,879	—
Accounts receivable (net of allowances of $16,254 and $16,859)	644,024	491,164
Inventories	14,222	22,249
Broadcast rights	105,325	151,576
Income taxes receivable	11,240	65,475
Deferred income taxes	54,221	2,537
Prepaid expenses and other	43,672	79,916

Total current assets	1,735,280	3,097,343

Properties
Machinery, equipment and furniture	340,800	1,863,862
Buildings and leasehold improvements	276,856	848,312

	617,656	2,712,174
Accumulated depreciation	(74,446)	(1,930,728)

	543,210	781,446
Land	436,641	121,094
Construction in progress	60,956	92,087

Net properties	1,040,807	994,627

Other Assets
Broadcast rights	61,175	80,945
Goodwill	3,815,196	409,432
Other intangible assets, net	2,516,543	360,479
Restricted cash and cash equivalents	—	727,468
Assets held for sale	—	8,853
Investments	2,163,162	605,420
Other	143,846	66,469

Total other assets	8,699,922	2,259,066

Total assets	$11,476,009	$6,351,036

See Notes to Consolidated Financial Statements

TRIBUNE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except for share and per share data)

	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012
Liabilities and Shareholders’ Equity (Deficit)
Current Liabilities
Accounts payable	$93,396	$79,614
Senior Toggle Notes (Note 11)	172,237	—
Other debt due within one year	32,472	2,658
Accrued reorganization costs	15,521	102,191
Employee compensation and benefits	200,033	171,012
Contracts payable for broadcast rights	139,146	109,894
Deferred revenue	77,029	76,909
Other	69,003	61,178

Total current liabilities	798,837	603,456

Non-Current Liabilities
Long-term debt	3,760,475	2,013
Deferred income taxes	1,393,413	50,635
Contracts payable for broadcast rights	80,942	67,839
Contract intangible liability, net	193,730	—
Pension obligations, net	199,176	472,043
Postretirement medical, life and other benefits	63,123	68,575
Other obligations	60,752	55,619

Total non-current liabilities	5,751,611	716,724

Liabilities Subject to Compromise	—	13,049,204
Commitments and Contingent Liabilities (Note 14)	—	—
Common Shares Held by ESOP, net of Unearned Compensation	—	36,680
Shareholders’ Equity (Deficit)
Predecessor common stock ($0.01 par value per share)
Authorized: no shares at Dec. 29, 2013 and 250,000,000 shares at Dec. 30, 2012; Issued and outstanding: no shares at Dec. 29, 2013 and no shares issued other than to ESOP at Dec. 30, 2012	—	—
Predecessor stock purchase warrants	—	255,000
Successor preferred stock ($0.001 par value per share)
Authorized: 40,000,000 shares at Dec. 29, 2013 and no shares at Dec. 30, 2012; Issued and outstanding: no shares at Dec. 29, 2013 and no shares at Dec. 30, 2012	—	—
Successor Class A Common Stock ($0.001 par value per share)
Authorized: 200,000,000 shares at Dec. 29, 2013 and no shares at Dec. 30, 2012; Issued and outstanding: 89,933,876 shares at Dec. 29, 2013 and no shares at Dec. 30, 2012	90	—
Successor Class B Common Stock ($0.001 par value per share)
Authorized: 200,000,000 shares at Dec. 29, 2013 and no shares at Dec. 30, 2012; Issued and outstanding: 3,185,181 shares at Dec. 29, 2013 and no shares at Dec. 30, 2012	3	—
Additional paid-in-capital	4,543,228	—
Retained earnings (deficit)	241,555	(7,401,904)
Accumulated other comprehensive income (loss)	140,685	(908,124)

Total shareholders’ equity (deficit)	4,925,561	(8,055,028)

Total liabilities and shareholders’ equity (deficit)	$11,476,009	$6,351,036

See Notes to Consolidated Financial Statements

TRIBUNE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (DEFICIT)

(In thousands)

	Total	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Predecessor Stock Purchase Warrants	Successor Additional Paid-In Capital	Successor Common Stock
						Class A		Class B
						Amount (at Cost)	Shares	Amount (at Cost)	Shares
Balance at Dec. 26, 2010 (Predecessor)	$(8,836,697)	$(8,257,585)	$(834,112)	$255,000	$—	$—	—	$—	—
Comprehensive income:
Net income	447,867	447,867	—	—	—	—	—	—	—
Other comprehensive loss, net of taxes	(219,689)	—	(219,689)	—	—	—	—	—	—

Comprehensive income	228,178	—	—	—	—	—	—	—	—
Loss on shares allocated by ESOP	(7,337)	(7,337)	—	—	—	—	—	—	—

Balance at Dec. 25, 2011 (Predecessor)	$(8,615,856)	$(7,817,055)	$(1,053,801)	$255,000	$—	$—	—	$—	—
Comprehensive income:
Net income	422,488	422,488	—	—	—	—	—	—	—
Other comprehensive income, net of taxes	145,677	—	145,677	—	—	—	—	—	—

Comprehensive income	568,165	—	—	—	—	—	—	—	—
Loss on shares allocated by ESOP	(7,337)	(7,337)	—	—	—	—	—	—	—

Balance at Dec. 30, 2012 (Predecessor)	$(8,055,028)	$(7,401,904)	$(908,124)	$255,000	$—	$—	—	$—	—
Comprehensive income	8,018,348	7,110,224	908,124	—	—	—	—	—	—
Cancellation of Predecessor’s common shares held by ESOP, net of unearned compensation	36,680	36,680	—	—	—	—	—	—	—
Cancellation of Predecessor’s stock purchase warrants	—	255,000	—	(255,000)	—	—	—	—	—

Balance at Dec. 31, 2012 (Predecessor)	$—	$—	$—	$—	$—	$—	—	$—	—
Issuance of Successor common stock and stock purchase warrants	4,536,000	—	—	—	4,535,917	79	78,754	4	4,456

Balance at Dec. 31, 2012 (Successor)	$4,536,000	$—	$—	$—	$4,535,917	$79	78,754	$4	4,456
Comprehensive income:
Net income	241,555	241,555	—	—	—	—	—	—	—
Other comprehensive income, net of taxes	140,685	—	140,685	—	—	—	—	—	—

Comprehensive income	382,240	—	—	—	—	—	—	—	—
Conversions of Class B Common Stock to Class A Common Stock	2	—	—	—	2	1	1,389	(1)	(1,389)
Warrant exercises	—	—	—	—	(10)	10	9,787	—	119
Stock-based compensation	7,319	—	—	—	7,319	—	—	—	—
Shares issued under equity incentive plan	—	—	—	—	—	—	4	—	—

Balance at Dec. 29, 2013 (Successor)	$4,925,561	$241,555	$140,685	$—	$4,543,228	$90	89,934	$3	3,186

See Notes to Consolidated Financial Statements

TRIBUNE COMPANY AND SUBIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands of dollars)

	Successor	Predecessor
			Year Ended
	Dec. 29, 2013	Dec. 31, 2012	Dec. 30, 2012	Dec. 25, 2011
Operating Activities
Net income	$241,555	$7,110,224	$422,488	$447,867
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	7,319	—	—	—
Pension (credit) costs, net of contributions	(41,620)	—	86,727	58,339
Depreciation	75,516	—	147,201	142,116
Amortization of contract intangible assets and liabilities	(29,525)	—	—	—
Amortization of other intangible assets	121,206	—	19,046	16,587
Income on equity investments, net	(144,054)	—	(197,150)	(186,573)
Distributions from equity investments	154,123	—	118,383	71,021
Write-downs of investments	—	—	7,041	—
Non-cash loss on extinguishment of debt	17,462	—	—	—
Gain on investment transactions, net	(150)	—	(21,811)	(295)
Other non-operating loss (gain), net	1,492	—	(294)	608
Non-cash reorganization items, net	(3,228)	(8,287,644)	89,433	(288)
Transfers from (to) restricted cash	166,866	(186,823)	—	—
Changes in working capital items, excluding effects from acquisitions:
Accounts receivable, net	(20,449)	—	67,214	(17,364)
Inventories, prepaid expenses and other current assets	26,847	(275)	2,717	(11,621)
Accounts payable	(85,088)	(18,942)	6,456	(12,241)
Employee compensation and benefits, deferred revenue, and other current liabilities	6,649	(3,450)	(27,121)	(32,835)
Accrued reorganization costs	(111,461)	14,136	35,041	8,289
Income taxes	(1,947)	(6,199)	21,212	2,326
Deferred compensation, postretirement medical, life and other benefits	(13,581)	(35,241)	(9,233)	(9,880)
Change in broadcast rights, net of liabilities	(6,913)	—	1,285	(3,347)
Deferred income taxes	8,955	1,169,483	2,231	2,453
Change in non-current obligations for uncertain tax positions	(3,780)	—	(11,973)	(13,439)
Other, net	(6,623)	—	15,369	412

Net cash provided by (used in) operating activities	359,571	(244,731)	774,262	462,135

Investing Activities
Capital expenditures	(70,869)	—	(146,934)	(117,510)
Acquisitions, net of cash acquired	(2,550,410)	—	—	(1,194)
Increase in restricted cash related to acquisition of Local TV	(201,922)	—	—	—
Investments	(2,817)	—	(15,864)	(54,869)
Transfers from (to) restricted cash related to New Cubs LLC distribution	—	727,468	(27)	(1,179)
Distributions from equity investments	53,871	—	113,936	—
Investment in non-interest bearing loan to the Litigation Trust	—	(20,000)	—	—
Proceeds from sales of investments and real estate	12,913	—	20,305	892

Net cash provided by (used for) investing activities	(2,759,234)	707,468	(28,584)	(173,860)

Financing Activities
Long-term borrowings	3,790,500	1,089,000	—	350
Repayments of long-term debt	(1,102,234)	(3,394,347)	(2,779)	(3,604)
Long-term debt issuance costs	(78,480)	(11,242)	(4,451)	—

Net cash provided by (used for) financing activities	2,609,786	(2,316,589)	(7,230)	(3,254)

Net Increase (Decrease) in Cash and Cash Equivalents	210,123	(1,853,852)	738,448	285,021
Cash and cash equivalents, beginning of year	430,574	2,284,426	1,545,978	1,260,957

Cash and cash equivalents, end of year	$640,697	$430,574	$2,284,426	$1,545,978

Supplemental Schedule of Cash Flow Information
Cash paid (received) during the period for:
Interest	$44,280	$—	$90	$182
Income taxes, net of refunds	$151,311	$—	$(23,994)	$4,665

See Notes to Consolidated Financial Statements

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: PROCEEDINGS UNDER CHAPTER 11

Chapter 11 Reorganization—The accompanying consolidated financial statements include the accounts of Tribune Company and its subsidiaries (collectively, the “Company”). On Dec. 8, 2008 (the “Petition Date”), Tribune Company and 110 of its direct and indirect wholly-owned subsidiaries (collectively, the “Debtors”), filed voluntary petitions for relief (collectively, the “Chapter 11 Petitions”) under chapter 11 (“Chapter 11”) of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On Oct. 12, 2009, Tribune CNLBC, LLC (formerly known as Chicago National League Ball Club, LLC) (“Tribune CNLBC”), which held the majority of the assets and liabilities related to the businesses of the Chicago Cubs Major League Baseball franchise (the “Chicago Cubs”), also filed a Chapter 11 Petition and thereafter became a Debtor. The Debtors’ Chapter 11 proceedings continue to be jointly administered under the caption In re Tribune Company, et al., Case No. 08-13141. As further described below, a plan of reorganization for the Debtors became effective and the Debtors emerged from Chapter 11 on Dec. 31, 2012 (the “Effective Date”).

The Company’s consolidated financial statements as of Dec. 30, 2012 and for Dec. 31, 2012 and for each of the two years in the period ended Dec. 30, 2012 include direct and indirect wholly-owned subsidiaries which, except as described below, had not filed petitions for relief under Chapter 11 of the Bankruptcy Code as of or subsequent to the Petition Date and were, therefore, not Debtors (each a “Non-Debtor Subsidiary” and, collectively, the “Non-Debtor Subsidiaries”) as of the Dec. 31, 2012.

From the Petition Date and until the Effective Date, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and applicable orders of the Bankruptcy Court. In general, as debtors-in-possession, the Debtors were authorized under Chapter 11 of the Bankruptcy Code to continue to operate as ongoing businesses, but could not engage in transactions outside the ordinary course of business without the prior approval of the Bankruptcy Court. Where appropriate, the Company and its business operations as conducted on or prior to Dec. 30, 2012 are also herein referred to collectively as the “Predecessor”. The Company and its business operations as conducted on or subsequent to the Effective Date are also herein referred to collectively as the “Successor,” “Reorganized Debtors” or “Reorganized Tribune Company”.

Plan of Reorganization—In order to emerge from Chapter 11, a Chapter 11 plan that satisfies the requirements of the Bankruptcy Code and provides for emergence from bankruptcy as a going concern must be proposed and confirmed by a bankruptcy court. A plan of reorganization addresses, among other things, prepetition obligations, sets forth the revised capital structure of the newly reorganized entities and provides for their corporate governance subsequent to emergence from court supervision under Chapter 11.

On April 12, 2012, the Debtors, Oaktree Capital Management, L.P. (“Oaktree”), Angelo, Gordon & Co. L.P. (“AG”), the Creditors’ Committee (defined below) and JPMorgan Chase Bank, N.A. (“JPMorgan” and, together with the Debtors, Oaktree, AG and the Creditors’ Committee, the “Plan Proponents”) filed the Fourth Amended Joint Plan of Reorganization for Tribune Company and its Subsidiaries with the Bankruptcy Court (as subsequently modified by the Plan Proponents, the “Plan”). On July 23, 2012, the Bankruptcy Court issued an order confirming the Plan (the “Confirmation Order”). The Plan constitutes a separate plan of reorganization for each of the Debtors and sets forth the terms and conditions of the Debtors’ reorganization. See the “Terms of the Plan” section below for a description of the terms and conditions of the confirmed Plan.

The Debtors’ plan of reorganization was the product of extensive negotiations and contested proceedings before the Bankruptcy Court, principally relating to the resolution of certain claims and causes of action arising between certain of Tribune Company’s creditors in connection with the series of transactions (collectively, the “Leveraged ESOP Transactions”) consummated by Tribune Company and the Tribune Company employee stock

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

ownership plan (the “ESOP”), EGI-TRB, L.L.C., a Delaware limited liability company wholly-owned by Sam Investment Trust (a trust established for the benefit of Samuel Zell and his family) (the “Zell Entity”) and Samuel Zell in 2007.

The Debtors’ emergence from bankruptcy as a restructured company was subject to the consent of the Federal Communications Commission (the “FCC”) for the assignment of the Debtors’ FCC broadcast and auxiliary station licenses to the Reorganized Debtors. On April 28, 2010, the Debtors filed applications with the FCC to obtain FCC approval for the assignment of the FCC licenses from the Debtors as “debtors-in possession” to the Reorganized Debtors. On Nov. 16, 2012, the FCC released a Memorandum Opinion and order (the “Exit Order”) granting the Company’s applications to assign its broadcast and auxiliary station licenses from the debtors-in-possession to the Company’s licensee subsidiaries. In the Exit Order, the FCC granted the Reorganized Debtors a permanent newspaper/broadcast cross-ownership waiver in the Chicago market, temporary newspaper/broadcast cross-ownership waivers in the New York, Los Angeles, Miami-Fort Lauderdale and Hartford-New Haven markets and two other waivers permitting common ownership of television stations in Connecticut and Indiana. See the “Media Ownership Rules” section of Note 14 for further information.

Following receipt of the FCC’s consent to the implementation of the Plan, but prior to the Effective Date, the Company and its subsidiaries consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These restructuring transactions included, among other things, (i) converting certain of the Company’s subsidiaries into limited liability companies or merging certain of the Company’s subsidiaries into newly-formed limited liability companies, (ii) consolidating and reallocating certain operations, entities, assets and liabilities within the organizational structure of the Company and (iii) establishing a number of real estate holding companies.

On the Effective Date, all of the conditions precedent to the effectiveness of the Plan were satisfied or waived, the Debtors emerged from Chapter 11, and the settlements, agreements and transactions contemplated by the Plan to be effected on the Effective Date were implemented, including, among other things, the appointment of a new board of directors and the initiation of distributions to creditors. As a result, the ownership of the Company changed from the ESOP to certain of the Company’s creditors on the Effective Date. On Jan. 17, 2013, the board of directors of Reorganized Tribune Company (the “Board”) appointed a chairman of the Board and a new chief executive officer. Such appointments were effective immediately.

In connection with the Debtors’ emergence from Chapter 11, on the Effective Date and in accordance with and subject to the terms of the Plan, (i) the ESOP was deemed terminated in accordance with its terms, (ii) the unpaid principal and interest remaining on the promissory note of the ESOP in favor of the Company was forgiven, (iii) all of the Company’s $0.01 par value common stock held by the ESOP was canceled and (iv) new shares of Reorganized Tribune Company were issued to shareholders who did not meet the necessary criteria to qualify as a subchapter S corporation shareholder. As a result, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the Internal Revenue Code (“IRC”). See Note 15 for further information.

Terms of the Plan—The following is a summary of the material settlements and other agreements entered into, distributions made and transactions consummated by Reorganized Tribune Company on or about the Effective Date pursuant to, and in accordance with, the terms of the Plan. The following summary only highlights certain of the substantive provisions of the Plan and is not intended to be a complete description of, or a substitute for a full and complete reading of, the Plan and the agreements and other documents related thereto, including those described below.

•

Cancellation of certain prepetition obligations: On the Effective Date, the Debtors’ prepetition equity (other than equity interests in subsidiaries of Tribune Company), debt and certain other obligations were cancelled, terminated and/or extinguished, including: (i) the 56,521,739 shares of the

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Predecessor’s $0.01 par value common stock held by the ESOP, (ii) the warrants to purchase 43,478,261 shares of the Predecessor’s $0.01 par value common stock held by the Zell Entity and certain other minority interest holders, (iii) the aggregate $225 million subordinate promissory notes (including accrued and unpaid interest) held by the Zell Entity and certain other minority interest holders, (iv) all of the Predecessor’s other outstanding notes and debentures and the indentures governing such notes and debentures (other than for purposes of allowing holders of the notes to receive distributions under the Plan and allowing the trustees for the senior noteholders and Exchangeable Subordinated Debentures due 2029 (“PHONES”) to exercise certain limited rights), and (v) the Predecessor’s prepetition credit facilities applicable to the Debtors (other than for purposes of allowing creditors under a $8.028 billion senior secured credit agreement (as amended, the “Credit Agreement”) to receive distributions under the Plan and allowing the administrative agent for such facilities to exercise certain limited rights).

•	Assumption of prepetition executory contracts and unexpired leases: On the Effective Date, any prepetition executory contracts or unexpired leases of the Debtors that were not previously assumed or rejected pursuant to Section 365 of the Bankruptcy Code or rejected pursuant to the Plan were deemed assumed by the applicable Reorganized Debtors, including certain prepetition executory contracts for broadcast rights.

•	Distributions to Creditors: On the Effective Date (or as soon as practicable thereafter), (i) holders of allowed senior loan claims received approximately $2.9 billion in cash, approximately 98.2 million shares of New Common Stock and New Warrants (as defined and described below) with a fair value determined pursuant to the Plan of approximately $4.536 billion as of the Effective Date, plus interests in the Litigation Trust (as defined and described below), (ii) holders of allowed claims related to a $1.6 billion twelve-month bridge facility entered into on Dec. 20, 2007 (the “Bridge Facility”) received a pro rata share of $64.5 million in cash (equal to approximately 3.98% of their allowed claim) plus interests in the Litigation Trust (as defined and described below), (iii) holders of allowed senior noteholder claims (including the fee claims of indenture trustees for the senior notes) received a pro rata share of either $431 million of cash or a “strip” of consideration consisting of 6.27% of the proceeds from a new term loan (see the “Exit Financing Facilities” section of Note 11), new common stock or new warrants in Reorganized Tribune Company and cash (collectively, a “Strip”) (on average, equal to approximately 33.3% of their allowed claim) plus interests in the Litigation Trust (as defined and described below), (iv) holders of allowed other parent claims received either (a) cash or a Strip in an amount equal to approximately 35.18% of their allowed claim plus a pro rata share of additional cash or a Strip, as applicable, of approximately $2.3 million or (b) cash or a Strip in an amount equal to approximately 32.73% of their allowed claim plus a pro rata share of additional cash or a Strip, as applicable, of approximately $2.3 million plus interests in the Litigation Trust (as defined and described below), (v) holders of allowed general unsecured claims against the Debtors other than Tribune Company and convenience claims against Tribune Company received cash in an amount equal to 100% of their allowed claim, and (vi) holders of unclassified claims, priority non-tax claims and certain other secured claims received cash in an amount equal to 100% of their allowed claim. In the aggregate, Reorganized Tribune Company distributed approximately $3.516 billion of cash, approximately 100 million shares of New Common Stock and New Warrants (as defined and described below) with a fair value determined pursuant to the Plan of approximately $4.536 billion and interests in the Litigation Trust (as defined and described below). The cash distribution included the $727 million of restricted cash and cash equivalents presented in the Predecessor’s consolidated balance sheet at Dec. 30, 2012 and the proceeds from a new term loan (see the “Exit Financing Facilities” section of Note 11). In addition, Reorganized Tribune Company transferred $187 million of cash to certain restricted accounts for the limited purpose of funding certain future claim payments and professional fees.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In addition, on the Effective Date, letters of credit issued under the Predecessor’s debtor-in-possession facility (“DIP Facility”) were replaced with new letters of credit under a new revolving credit facility (see Note 11) and subsequently terminated. All allowed priority tax and non-tax claims and other secured claims not paid on the Effective Date and subsidiary interests were reinstated and allowed administrative expense claims will be paid in full when due.

•	Issuance of new equity securities: Effective as of the Effective Date, Reorganized Tribune Company issued 78,754,269 shares of Class A Common Stock, par value $0.001 per share (“New Class A Common Stock”), and 4,455,767 shares of Class B Common Stock, par value $0.001 per share (“New Class B Common Stock,” and together with New Class A Common Stock, “New Common Stock”). Any holder (with the exception of AG, JPMorgan and Oaktree, each of which previously submitted ownership information to the FCC) who possessed greater than 4.99% of the New Class A Common stock after allocation of the New Warrants and holders making voluntary elections, were instead allocated New Class B Common Stock until such holder’s New Class A Common Stock represented no more than 4.99% of Reorganized Tribune Company’s New Class A Common Stock in order to comply with the FCC ownership rules and requirements. The New Class A Common Stock and New Class B Common Stock generally provide identical economic rights, but holders of the New Class B Common Stock have limited voting rights, including that such holders have no right to vote in the election of directors. Subject to the ownership limitation noted above, each share of New Class A Common Stock is convertible into one share of Class B Common Stock and each share of Class B Common Stock is convertible into one share of Class A Common Stock, in each case, at the option of the holder at any time. In addition, on the Effective Date, Reorganized Tribune Company entered into a warrant agreement (the “Warrant Agreement”), pursuant to which Reorganized Tribune Company issued 16,789,972 warrants to purchase New Common Stock (the “New Warrants”). Reorganized Tribune Company issued the New Warrants in lieu of New Common Stock to creditors that were otherwise eligible to receive New Common Stock in connection with the implementation of the Plan in order to comply with the FCC’s foreign ownership restrictions.

Furthermore, pursuant to Reorganized Tribune Company’s certificate of incorporation and the Warrant Agreement, in the event Reorganized Tribune Company determines that the ownership or proposed ownership of New Common Stock or New Warrants, as applicable, would be inconsistent with or violate any federal communications laws, materially limit or impair any business activities or proposed business activities of Reorganized Tribune Company under any federal communications laws, or subject Reorganized Tribune Company to any regulation under any federal communications laws to which Reorganized Tribune Company would not be subject, but for such ownership or proposed ownership, Reorganized Tribune Company may, among other things: (i) require a holder of New Common Stock or New Warrants to promptly furnish information reasonably requested by Reorganized Tribune Company, including information with respect to citizenship, ownership structure, and other ownership interests and affiliations; (ii) refuse to permit a proposed transfer or conversion of New Common Stock, or condition transfer or conversion on the prior consent of the FCC; (iii) refuse to permit a proposed exercise of New Warrants, or condition exercise on the prior consent of the FCC; (iv) suspend the rights of ownership of the holders of New Common Stock or New Warrants; (v) require the conversion of any or all shares of New Common Stock held by a stockholder into shares of any other class of capital stock of Reorganized Tribune Company with equivalent economic value, including the conversion of shares of New Class A Common Stock into shares of New Class B Common Stock or the conversion of shares of New Class B Common Stock into shares of New Class A Common Stock; (vi) require the exchange of any or all shares of New Common Stock held by any stockholder of Reorganized Tribune Company for New Warrants to acquire the same number and class of shares of capital stock in Reorganized Tribune Company; (vii) to the extent the foregoing are not reasonably feasible, redeem any or all such shares of New Common Stock; or (viii) exercise other

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

appropriate remedies, at law or in equity, in any court of competent jurisdiction to prevent or cure any such situation. As permitted under the Plan, the Reorganized Debtors have adopted an equity incentive plan for the purpose of granting awards to directors, officers and employees of Reorganized Tribune Company and its subsidiaries.

•	Registration Rights Agreement: On the Effective Date, Reorganized Tribune Company entered into a registration rights agreement (the “Registration Rights Agreement”) with certain entities related to AG (the “AG Group”), Oaktree Tribune, L.P., an affiliate of Oaktree (the “Oaktree Group”) and Isolieren Holding Corp., an affiliate of JPMorgan (the “JPM Group,” and each of the JPM Group, AG Group and Oaktree Group, a “Stockholder Group”) and certain other holders of Registrable Securities who become a party thereto. “Registrable Securities” will consist of New Common Stock, securities convertible into or exchangeable for New Common Stock and options, warrants (including New Warrants) or other rights to acquire New Common Stock. Registrable Securities will cease to be Registrable Securities, among other circumstances, upon their sale under a registration statement or pursuant to Rule 144 under the Securities Act of 1933. The Registration Rights Agreement gives a Stockholder Group demand registration, shelf registration and piggyback registration rights. Under the Registration Rights Agreement, any Stockholder Group holding at least 5% of the outstanding New Class A Common Stock (on a fully diluted basis) (a “Demand Holder”) has certain rights to demand the registration of Registrable Securities on an underwritten or non-underwritten basis, provided that certain conditions are met, including that the aggregate proceeds expected to be received is greater than the lesser of (i) $100 million and (ii) 2.5% of the market capitalization of Reorganized Tribune Company. The Stockholder Groups are permitted a limited number of demand registrations on Form S-1 (Oaktree Group—five and the AG Group and JPMorgan Group—each three) and an unlimited number of demand registrations on Form S-3. The Company is not required to file a demand registration statement within 90 days (180 days in the case of an initial underwritten public offering) after the effective date of a previous registration statement (other than on Form S-8 or S-4). At any time that Reorganized Tribune Company is eligible for registration on Form S-3, any Demand Holder may demand Reorganized Tribune Company file a shelf registration statement covering Registrable Securities. The Stockholder Groups are also afforded unlimited registration rights (piggyback rights) on any registration statement (other than registrations on Form S-8 or S-4 or for rights offerings) filed by Reorganized Tribune Company with respect to securities of the same class or series covered by such registration statement. The Company has certain rights to suspend its obligations with respect to registrations under certain conditions or upon the happening of certain events (such as pending material corporate developments) for specified periods of time as set forth in the Registration Rights Agreement. The Registration Rights Agreement also includes other customary terms and conditions, including customary lock-up or “holdback” provisions binding the stockholders and Reorganized Tribune Company and indemnity and contribution obligations of Reorganized Tribune Company and the stockholders participating in a registration. The registration rights are only transferable to (i) an affiliate of a Stockholder Group or (ii) a transferee of a Stockholder Group if at least 5% of the New Class A Common Stock (on a fully diluted basis) is being transferred to such transferee (and such transferee may not subsequently transfer its registration rights to any other person or entity, other than to a Stockholder Group). The Registration Rights Agreement terminates on Dec. 31, 2022.

•	New credit facilities: On the Effective Date, Reorganized Tribune Company entered into a $1.100 billion secured term loan facility with a syndicate of lenders led by JPMorgan, the proceeds of which were used to fund certain required distributions to creditors under the Plan. In addition, on the Effective Date, Reorganized Tribune Company, along with certain of its reorganized operating subsidiaries as additional borrowers, entered into a secured asset-based revolving credit facility of up to $300 million, subject to borrowing base availability, with a syndicate of lenders led by Bank of America, N.A., to fund ongoing operations. See the “Exit Financing Facilities” section of Note 11 for further information.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	Settlement of certain causes of action related to the Leveraged ESOP Transactions: The Plan provided for the settlement of certain causes of action arising in connection with the Leveraged ESOP Transactions (as defined below), against the lenders under the Credit Agreement, JPMorgan as administrative agent under the Credit Agreement, the agents, arrangers, joint bookrunner and other similar parties under the Credit Agreement, the lenders under the Bridge Facility and the administrative agent under the Bridge Facility. It also includes a “Step Two/Disgorgement Settlement” of claims for disgorgement of prepetition payments made by the Predecessor on account of the debt incurred in connection with the closing of the second step of the Leveraged ESOP Transactions on Dec. 20, 2007 against parties who elected to participate in such settlement. These settlements resulted in incremental recovery to creditors other than lenders under the Credit Agreement and the Bridge Facility of approximately $521 million above their “natural” recoveries absent such settlements.

•	The Litigation Trust: On the Effective Date, except for those claims released as part of the settlements described above, all other causes of action related to the Leveraged ESOP Transactions held by the Debtors’ estates preserved pursuant to the terms of the Plan (the “Litigation Trust Preserved Causes of Action”) were transferred to a litigation trust formed, pursuant to the Plan, to pursue the Litigation Trust Preserved Causes of Action for the benefit of certain creditors that received interests in the litigation trust as part of their distributions under the Plan (the “Litigation Trust”). The Litigation Trust is managed by an independent third party trustee (the “Litigation Trustee”) and advisory board and, pursuant to the terms of the agreements forming the Litigation Trust, Reorganized Tribune Company is not able to exert any control or influence over the administration of the Litigation Trust, the pursuit of the Litigation Trust Preserved Causes of Action or any other activities of the Litigation Trust. In connection with the formation of the Litigation Trust, and pursuant to the terms of the Plan, Reorganized Tribune Company entered into a credit agreement (the “Litigation Trust Loan Agreement”) with the Litigation Trust whereby Reorganized Tribune Company made a non-interest bearing loan of $20 million in cash to the Litigation Trust on the Effective Date. Subject to the Litigation Trust’s right to maintain an expense fund of up to $25 million, under the terms of the Litigation Trust Loan Agreement, the Litigation Trust is required to repay to Reorganized Tribune Company the principal balance of the loan with the proceeds received by the Litigation Trust from the pursuit of the Litigation Trust Preserved Causes of Action only after the first $90 million in proceeds, if any, are disbursed to certain holders of interests in the Litigation Trust. Concurrent with the disbursement of the $20 million loan to the Litigation Trust on the Effective Date, the Predecessor recorded a valuation allowance of $20 million against the principal balance of the loan given the uncertainty as to the timing and amount of principal repayments to be received in the future. The charge to establish the valuation allowance is included in reorganization items, net in the Predecessor’s consolidated statement of operations for Dec. 31, 2012 (see Note 2 for further information). In addition, pursuant to certain agreements entered into between Reorganized Tribune Company and the Litigation Trust, on the Effective Date in accordance with the Plan, Reorganized Tribune Company is required to reasonably cooperate with the Litigation Trustee in connection with the Litigation Trustee’s pursuit of the Litigation Trust Preserved Causes of Action by providing reasonable access to records and information relating to the Litigation Trust Preserved Causes of Action, provided, however, that the Litigation Trust is required to reimburse Reorganized Tribune Company for reasonable and documented out-of-pocket expenses, subject to limited exceptions, in performing its obligations under such agreements up to a cap of $625,000. Reorganized Tribune Company has the right to petition the Bankruptcy Court to increase the cap upon a showing that Reorganized Tribune Company’s costs significantly exceed $625,000. On Jan. 4, 2013, Reorganized Tribune Company filed a notice with the Bankruptcy Court stating that, in the opinion of the independent valuation expert retained by Reorganized Tribune Company, the fair market value of the Litigation Trust Preserved Causes of Action as of the Effective Date is $358 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	Other Plan provisions: The Plan and Confirmation Order also contain various discharges, injunctive provisions and releases that became operative on the Effective Date.

Since the Effective Date, Reorganized Tribune Company has substantially consummated the various transactions contemplated under the Plan. In particular, Reorganized Tribune Company has made all distributions of cash, common stock and warrants that were required to be made under the terms of the Plan to creditors holding allowed claims as of Dec. 31, 2012. Claims of general unsecured creditors that become allowed on or after the Effective Date have been or will be paid on the next quarterly distribution date after such allowance.

Pursuant to the terms of the Plan, Reorganized Tribune Company is also obligated to make certain additional payments to certain creditors, including certain distributions that may become due and owing subsequent to the Effective Date and certain payments to holders of administrative expense priority claims and fees earned by professional advisors during the Chapter 11 proceedings. As described above, on the Effective Date, Reorganized Tribune Company held restricted cash of $187 million which is estimated to be sufficient to satisfy such obligations. At Dec. 29, 2013, restricted cash held by Reorganized Tribune Company to satisfy the remaining claim obligations was $20 million.

Confirmation Order Appeals—Notices of appeal of the Confirmation Order were filed on July 23, 2012 by (i) Aurelius Capital Management, LP (“Aurelius”), on behalf of its managed entities that were holders of the Predecessor’s senior notes and PHONES and (ii) Law Debenture Trust Company of New York (“Law Debenture”), successor trustee under the indenture for the Predecessor’s prepetition 6.61% debentures due 2027 and the 7.25% debentures due 2096, and Deutsche Bank Trust Company Americas (“Deutsche Bank”), successor trustee under the indentures for the Predecessor’s prepetition medium-term notes due 2008, 4.875% notes due 2010, 5.25% notes due 2015, 7.25% debentures due 2013 and 7.5% debentures due 2023. Additional notices of appeal were filed on Aug. 2, 2012 by Wilmington Trust Company (“WTC”), as successor indenture trustee for the PHONES, and on Aug. 3, 2012 by the Zell Entity (the Zell Entity, together with Aurelius, Law Debenture, Deutsche Bank and WTC, the “Appellants”). The confirmation appeals have been transmitted to the United States District Court for the District of Delaware (the “Delaware District Court”) and have been consolidated, together with two previously-filed appeals by WTC of the Bankruptcy Court’s orders relating to certain provisions in the Plan, under the caption Wilmington Trust Co. v. Tribune Co. (In re Tribune Co.), Case Nos. 12-cv-128, 12-mc-108, 12-cv-1072, 12-cv-1073, 12-cv-1100 and 12-cv-1106. Case No. 12-mc-108 was closed without disposition on Jan. 14, 2014.

The Appellants seek, among other relief, to overturn the Confirmation Order and certain prior orders of the Bankruptcy Court, including the settlement of certain claims and causes of action related to the Leveraged ESOP Transactions that was embodied in the Plan (see above for a description of the terms and conditions of the confirmed Plan). WTC and the Zell Entity also seek to overturn determinations made by the Bankruptcy Court concerning the priority in right of payment of the PHONES and the subordinated promissory notes held by the Zell Entity and its permitted assignees, respectively. There is currently no stay of the Confirmation Order in place pending resolution of the confirmation-related appeals and those appeals remain pending before the Delaware District Court. In January 2013, Reorganized Tribune Company filed a motion to dismiss the appeals as equitably moot, based on the substantial consummation of the Plan. That request has been fully briefed by the parties and the motion remains pending.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Certain Causes of Action Arising From the Leveraged ESOP Transactions—On April 1, 2007, the Predecessor’s board of directors (the “Predecessor Board”), based on the recommendation of a special committee of the Predecessor Board comprised entirely of independent directors, approved the Leveraged ESOP Transactions with the ESOP, the Zell Entity and Samuel Zell. On Dec. 20, 2007, the Predecessor completed the Leveraged ESOP Transactions, which culminated in the cancellation of all issued and outstanding shares of the Predecessor’s common stock as of that date, other than shares held by the Predecessor or the ESOP, and with the Predecessor becoming wholly-owned by the ESOP. The Leveraged ESOP Transactions consisted of a series of transactions that included the following:

•	On April 1, 2007, the Predecessor entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GreatBanc Trust Company (“GreatBanc”), not in its individual or corporate capacity, but solely as trustee of the Tribune Employee Stock Ownership Trust, a separate trust which forms a part of the ESOP, Tesop Corporation, a Delaware corporation wholly-owned by the ESOP (“Merger Sub”), and the Zell Entity (solely for the limited purposes specified therein) providing for Merger Sub to be merged with and into Tribune Company, and following such merger, the Predecessor to continue as the surviving corporation wholly-owned by the ESOP (the “Merger”).

•	On April 1, 2007, the ESOP purchased 8,928,571 shares of the Predecessor’s common stock at a price of $28.00 per share. The ESOP paid for this purchase with a promissory note in the principal amount of $250 million, to be repaid by the ESOP over the 30-year life of the loan through its use of annual contributions from the Predecessor to the ESOP and/or distributions paid on the shares of common stock held by the ESOP. Upon consummation of the Merger (as described below), the 8,928,571 shares of the Predecessor’s common stock held by the ESOP were converted into 56,521,739 shares of common stock and represented the only outstanding shares of capital stock of the Predecessor after the Merger. See Note 16 and Note 17 for further information on the ESOP, the classification of the shares of common stock held by the ESOP in the Predecessor’s consolidated balance sheet and the amount of shares held by the ESOP that were committed for release or allocated to employees at Dec. 30, 2012. On April 25, 2007, the Predecessor commenced a tender offer to repurchase up to 126 million shares of common stock that were then outstanding at a price of $34.00 per share in cash (the “Share Repurchase”). The tender offer expired on May 24, 2007 and 126 million shares of the Predecessor’s common stock were repurchased for an aggregate purchase price of $4.289 billion on June 4, 2007 utilizing proceeds from the Credit Agreement and subsequently retired.

•	On Dec. 20, 2007, the Predecessor completed its merger with Merger Sub, with the Predecessor surviving the Merger. Pursuant to the terms of the Merger Agreement, each share of common stock, par value $0.01 per share, issued and outstanding immediately prior to the Merger, other than shares held by the Predecessor, the ESOP or Merger Sub immediately prior to the Merger (in each case, other than shares held on behalf of third parties) and shares held by shareholders who validly exercised appraisal rights, was cancelled and automatically converted into the right to receive $34.00, without interest and less any applicable withholding taxes, and the Predecessor became wholly-owned by the ESOP. As a result, the Predecessor repurchased approximately 119 million shares for an aggregate purchase price of $4.032 billion.

•

In the Merger, the Zell Entity received cash for the shares of the Predecessor’s common stock it had acquired pursuant to the Zell Entity Purchase Agreement and the Predecessor repaid the exchangeable promissory note held by the Zell Entity including approximately $6 million of accrued interest. In addition, the Predecessor paid to the Zell Entity a total of $5 million in legal fee reimbursements, of which $2.5 million was previously paid following the Share Repurchase described above. Following the consummation of the Merger, the Zell Entity purchased, for an aggregate of $315 million, a $225 million subordinated promissory note and a 15-year warrant. For accounting purposes, the subordinated promissory note and 15-year warrant were recorded at fair value based on the relative fair value

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

method. The warrant entitled the Zell Entity to purchase 43,478,261 shares of the Predecessor’s common stock (subject to adjustment), which then represented approximately 40% of the economic equity interest in the Predecessor following the Merger (on a fully-diluted basis, including after giving effect to share equivalents granted under a new management equity incentive plan which is described in Note 18). The warrant had an initial aggregate exercise price of $500 million, increasing by $10 million per year for the first 10 years of the warrant, for a maximum aggregate exercise price of $600 million (subject to adjustment). Thereafter and prior to the Petition Date, the Zell Entity assigned minority interests in the initial subordinated promissory note and the warrant, totaling approximately $65 million of the aggregate principal amount of the subordinated promissory note and warrants to purchase 12,611,610 shares, to certain permitted assignees, including entities controlled by certain members of the Predecessor’s board and certain senior employees of Equity Group Investments, LLC (“EGI”), an affiliate of the Zell Entity. The subordinated promissory notes, which includes $10 million of payable-in-kind interest recorded in 2008, are included in liabilities subject to compromise in the Predecessor’s consolidated balance sheet at Dec. 30, 2012. On the Effective Date, in accordance with the terms of the Plan, the warrants were cancelled and the $225 million subordinated promissory notes (including accrued and unpaid interest) were terminated and extinguished.

The Leveraged ESOP Transactions and certain debt financings were the subject of extensive review by the Debtors, including substantial document review and legal and factual analyses of these transactions as a result of the prepetition debt incurred and payments made by the Company in connection therewith. Additionally, the Creditors’ Committee and certain other constituencies undertook their own reviews and due diligence concerning these transactions, with which the Debtors cooperated.

On Nov. 1, 2010, with authorization from the Bankruptcy Court, the Creditors’ Committee initiated two adversary proceedings: Official Comm. Of Unsecured Creditors v. JPMorgan Chase Bank, N.A. (In re Tribune Co.), Case No. 10-53963, (the “JPMorgan Complaint”) and Official Comm. Of Unsecured Creditors v. FitzSimons (In re Tribune Co.), Case No. 10-54010 (as subsequently modified, the “FitzSimons Complaint”), which assert claims and causes of action related to the Leveraged ESOP Transactions including, among other things, breach of duty, disgorgement, professional malpractice, constructive and intentional fraudulent transfer, and preferential transfer actions against certain of Tribune Company’s senior lenders and various non-lender parties, including current and former directors and officers of Tribune Company and its subsidiaries, certain advisors, certain former shareholders of Tribune Company and Samuel Zell and related entities. The Bankruptcy Court imposed a stay of proceedings with respect to the JPMorgan Complaint and the FitzSimons Complaint. With limited exceptions, the claims and causes of action set forth in the JPMorgan Complaint against JPMorgan and other senior lenders named as defendants therein were settled pursuant to the Plan. For administrative ease in effectuating the settlement embodied in the Plan, on April 2, 2012, the Creditors’ Committee initiated an additional adversary proceeding relating to the Leveraged ESOP Transactions against certain advisors to the Company, captioned Official Comm. Of Unsecured Creditors v. Citigroup Global Markets, Inc. and Merrill Lynch, Pierce, Fenner & Smith Inc. (In re Tribune Co.), Case No. 12-50446, (the “Committee Advisor Complaint”). The Committee Advisor Complaint re-states certain counts of the JPMorgan Complaint and seeks to avoid and recover the advisor fees paid to the defendants in connection with the Leveraged ESOP Transactions as alleged fraudulent and preferential transfers, seeks compensatory damages against the defendants for allegedly aiding and abetting breaches of fiduciary duty by the Company’s directors and officers, and seeks damages for professional malpractice against the defendants. The claims and causes of action set forth in the FitzSimons Complaint and the Committee Advisor Complaint were preserved under the Plan and transferred to the Litigation Trust established pursuant to the Plan. Pursuant to certain agreements between Reorganized Tribune Company and the Litigation Trust, Reorganized Tribune Company is required to reasonably cooperate with the Litigation Trustee in connection with the Litigation Trustee’s pursuit of these and other Litigation Trust Preserved Causes of Action by providing reasonable access to records and information relating thereto.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On or about June 2, 2011, Deutsche Bank, Law Debenture and WTC, as indenture trustees for Tribune Company’s senior noteholders and PHONES, and, separately, certain retirees, filed approximately 50 complaints in over 20 different federal and state courts, seeking to recover amounts paid to all former shareholders of Tribune Company whose stock was purchased or cash settled in conjunction with the Leveraged ESOP Transactions under state law constructive fraudulent transfer causes of action (collectively and as subsequently amended, the “SLCFC Actions”). Those complaints named over 2,000 individuals and entities as defendants, included thousands of “doe” defendants, and also asserted defendant class actions against the balance of the approximately 38,000 individuals or entities who held stock that was purchased or redeemed via the Leveraged ESOP Transactions. The named defendants also included a Debtor subsidiary of Reorganized Tribune Company, certain current employees of Reorganized Tribune Company and certain benefit plans of Reorganized Tribune Company. The SLCFC Actions were independent of the Litigation Trust Preserved Causes of Action and were brought for the sole benefit of the senior noteholders and PHONES and/or certain retirees and not for the benefit of all of the Company’s creditors.

On Aug. 16, 2011, the plaintiffs in the SLCFC Actions filed a motion to have all the SLCFC Actions removed to federal court during the pre-trial stages through multi-district litigation (“MDL”) proceedings before a single judge. All but one of these actions were transferred on Dec. 19, 2011 (or by additional orders filed in early January 2012) to the United States District Court for the Southern District of New York (the “NY District Court”) under the consolidated docket numbers 1:11-md-02296 and 1:12-mc-02296 for pre-trial proceedings. The NY District Court entered a case management order on Feb. 23, 2012 allowing all pending motions to amend the complaints in the SLCFC Actions and directing the defendants to form an executive committee representing defendants with aligned common interests. The NY District Court imposed a stay of proceedings with respect to the SLCFC Actions for all other purposes. The one SLCFC Action that was not transferred to the NY District Court is pending before a state court. However, no current or former employees, directors, officers or subsidiaries of Reorganized Tribune Company are named defendants in that action.

In related actions, on Dec. 19, 2011, the Zell Entity and related entities filed two lawsuits in Illinois state court alleging constructive fraudulent transfer against former shareholders of Tribune Company. These suits propose to protect the Zell Entity’s right to share in any recovery from fraudulent conveyance actions against former shareholders. These actions are independent of the Litigation Trust Preserved Causes of Action. By order dated June 11, 2012, the MDL panel transferred one of the lawsuits to the NY District Court to be heard with the consolidated SLCFC Actions in the MDL proceedings.

On March 15, 2012, the Bankruptcy Court entered an order, effective June 1, 2012, lifting the stay in each of the SLCFC Actions and the FitzSimons Complaint. On March 20, 2012, the MDL panel entered an order transferring the FitzSimons Complaint to the NY District Court to be heard with the consolidated SLCFC Actions in the MDL proceedings. By order dated Aug. 3, 2012, the MDL panel transferred the Committee Advisor Complaint to the NY District Court to be heard with the FitzSimons Complaint and the consolidated SLCFC Actions in the MDL proceedings. By order dated May 21, 2013, the MDL panel transferred 18 Preference Actions (as defined and described below) seeking to recover certain payments made by Tribune Company to certain of its current and former executives in connection with the Leveraged ESOP Transactions from the Bankruptcy Court to the NY District Court for coordinated or consolidated pretrial proceedings with the other MDL proceedings.

The NY District Court presiding over the MDL proceedings held a case management conference on July 10, 2012 for the purpose of establishing the organizational structure of the cases, a schedule for motions to dismiss and discovery and other issues related to the administration of such proceedings, but otherwise stayed all other activity. On Sept. 7, 2012, the NY District Court issued a case management order designating liaison counsel for the plaintiffs and various defendant groups and approved the formation of the executive committee for plaintiffs’

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

counsel and defendants’ counsel. In accordance with that case management order, counsel for the defendants filed motions to dismiss the SLCFC Actions based on certain statutory and jurisdictional defenses. The plaintiffs filed their responses to the motions to dismiss on Dec. 21, 2012. The NY District Court heard oral arguments on the defendants’ motions to dismiss on May 23, 2013 and on May 29, 2013 issued an order denying certain of those motions in their entirety. On June 4, 2013, the Litigation Trustee sought leave from the NY District Court to amend the FitzSimons Complaint and the Committee Advisor Complaint. The NY District Court granted that request on July 22, 2013, and the Committee Advisor Complaint was amended thereafter on Aug. 13, 2013. On Sept. 23, 2013, the NY District Court entered an order dismissing the SLCFC Actions (except for the one action, pending in California state court, which had not been transferred to the MDL) and the related action filed by the Zell Entity that was consolidated with the SLCFC Actions. The plaintiffs in the SLCFC Actions filed a notice of appeal of that order on Sept. 30, 2013. The defendants’ liaison counsel filed a joint notice of cross-appeal of that order on behalf of all represented defendants on Oct. 28, 2013. The appeals remain pending. No appeal of the order was lodged by the Zell Entity. On Nov. 20, 2013, the NY District Court issued a case management order, which authorized the Litigation Trustee to continue the FitzSimons Complaint in accordance with a court-ordered protocol. On Jan. 29, 2014, Feb. 3, 2014 and Feb. 11, 2014, the Litigation Trustee filed four Notices of Voluntary Dismissal, dismissing the FitzSimons Complaint against approximately 107 former shareholder defendants who received less than $50,000 on account of their Tribune Company common stock in connection with the Leveraged ESOP Transactions.

Preference Actions—The Debtors and the Creditors’ Committee commenced numerous avoidance actions seeking to avoid and recover certain transfers that had been made to or for the benefit of various creditors within the 90 days prior to the Petition Date (or one year prior to the Petition Date, in the case of transfers to or for the benefit of current or former alleged “insiders,” as defined in the Bankruptcy Code, of the Debtors), which are commonly known as preference actions (the “Preference Actions”), shortly before the statute of limitation for bringing such actions expired on Dec. 8, 2010. The Preference Actions for which the Debtors or Creditor’s Committee filed complaints were stayed by order of the Bankruptcy Court upon their filing.

Certain of the Preference Actions brought or tolled by the Creditors’ Committee were preserved and transferred to the Litigation Trust on or after the Effective Date. Certain of those Preference Actions were dismissed by the Litigation Trustee and, as noted above, 18 of those Preference Actions were transferred to the NY District Court for coordinated or consolidated pretrial proceedings with the other MDL proceedings. The Preference Actions that were transferred to the Litigation Trust, if successful, will inure to the benefit of the Debtors’ creditors that received interests in the Litigation Trust pursuant to the terms of the Plan. Certain other Preference Actions brought or tolled by the Creditors’ Committee were transferred to the Reorganized Debtors on or after the Effective Date. Those Preference Actions, along with the Preference Actions that were originally commenced by the Debtors and retained by the Reorganized Debtors pursuant to the Plan, have all been dismissed by the Reorganized Debtors, and the tolling agreements involving the Preference Actions that were transferred to or retained by the Reorganized Debtors have also been terminated or allowed to expire.

As part of the Chapter 11 claims process, a number of the Company’s former directors and officers who have been named in the FitzSimons Complaint and/or the Preference Actions that were transferred to the Litigation Trust have filed indemnity and other related claims against the Company for claims brought against them in these lawsuits. Under the Plan, such indemnity-type claims against the Company must be set off against any recovery by the Litigation Trust against any of the directors and officers, and the Litigation Trust is authorized to object to the allowance of any such indemnity-type claims.

Resolution of Outstanding Prepetition Claims—Under Section 362 of the Bankruptcy Code, the filing of a bankruptcy petition automatically stays most actions against a debtor, including most actions to collect prepetition indebtedness or to exercise control over the property of the debtor’s estate. Substantially all

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

prepetition liabilities are subject to compromise under a plan of reorganization approved by the Bankruptcy Court. Shortly after commencing their Chapter 11 proceedings, the Debtors notified all known current or potential creditors of the Chapter 11 filings.

On March 23, 2009, the Debtors filed initial schedules with the Bankruptcy Court setting forth the assets and liabilities of the Debtors as of the Petition Date and Tribune CNLBC filed its initial schedules of assets and liabilities in October 2009 (as subsequently amended, the “Schedules of Assets and Liabilities”). The Schedules of Assets and Liabilities contain information identifying the Debtors’ executory contracts and unexpired leases, the creditors that may hold claims against the Debtors and the nature of such claims. On March 25, 2009, the Bankruptcy Court set June 12, 2009 as the general bar date, which was the final date by which most entities that wished to assert a prepetition claim against the Debtors were required to file a proof of claim in writing. On June 7, 2010, the Bankruptcy Court set July 26, 2010 as the general bar date for filing certain proofs of claim against Tribune CNLBC.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification™ (“ASC”) Topic 852, “Reorganizations” requires that the financial statements for periods subsequent to the filing of the Chapter 11 Petitions distinguish transactions and events that are directly associated with the reorganization from the operations of the business. Accordingly, the Predecessor’s consolidated balance sheet at Dec. 30, 2012 distinguishes prepetition liabilities subject to compromise from liabilities that are not subject to compromise. Liabilities subject to compromise are reported at the amounts expected to be allowed as claims by the Bankruptcy Court, even if the claims were ultimately settled for lesser amounts.

As of the Effective Date, approximately 7,400 proofs of claim had been filed against the Debtors. Additional claims were also included in the Debtors’ respective Schedules of Assets and Liabilities which were filed with the Bankruptcy Court. Amounts and payment terms for these claims, if applicable, were established in the Plan. The filed proofs of claim asserted liabilities in excess of the amounts reflected in liabilities subject to compromise in the Predecessor’s consolidated balance sheet at Dec. 30, 2012 plus certain additional unliquidated and/or contingent amounts. During the Debtors’ Chapter 11 proceedings, the Debtors investigated the differences between the claim amounts recorded by the Debtors and claims filed by creditors. As of March 28, 2014, approximately 3,200 proofs of claim had been withdrawn, expunged or satisfied as a result of the Debtors’ evaluation of the filed proofs of claim and their efforts to reduce and/or eliminate invalid, duplicative and/or over-stated claims. In addition, approximately 3,700 proofs of claim had been settled or otherwise satisfied pursuant to the terms of the Plan. However, as of March 28, 2014, approximately 500 proofs of claim as well as certain additional claims included in the Debtors’ respective Schedules of Assets and Liabilities (as amended) remain subject to further evaluation by Reorganized Tribune Company and further adjustments. Adjustments may result from, among other things, negotiations with creditors, further orders of the Bankruptcy Court and, in certain instances, litigation. The ultimate amounts to be paid in settlement of each of these claims will continue to be subject to uncertainty for a period of time after the Effective Date. Although the allowed amount of these unresolved claims has not been determined, the Predecessor’s liabilities subject to compromise associated with these unresolved claims, if any, have been discharged upon emergence from Chapter 11 in exchange for the treatment outlined in the Plan.

Pursuant to the terms of the Plan and subject to certain specified exceptions, on the Effective Date, all executory contracts or unexpired leases of the Debtors that were not previously assumed or rejected pursuant to Section 365 of the Bankruptcy Code or rejected pursuant to the Plan were deemed assumed in accordance with, and subject to, the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code.

Liabilities Subject to Compromise—Liabilities subject to compromise are shown separately in the Predecessor’s consolidated balance sheet at Dec. 30, 2012, and were incurred prior to the filing of the Chapter 11 Petitions. These amounts represent the Predecessor’s best estimate of known or potential prepetition claims to be resolved in connection with the Debtors’ Chapter 11 cases.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Debtors’ liabilities subject to compromise at Dec. 30, 2012 consisted of the following (in thousands):

Predecessor
Dec. 30, 2012
Accounts payable (1)	$121,729
Deferred compensation and benefits	115,848
Income taxes payable	64,685
Contracts payable for broadcast rights (2)	83,386
Debt (including accrued interest of $109,758)	12,585,151
Other liabilities (3)	78,405

Total liabilities subject to compromise	$13,049,204

(1)	Accounts payable include amounts subject to compromise held at Non-Debtor Subsidiaries on behalf of Debtor entities. The balance at Dec. 30, 2012 includes $9 million related to liabilities for deferred compensation arrangements.
(2)	Pursuant to the terms of the Plan and subject to certain specified exceptions, on the Effective Date, all executory contracts for broadcast rights of the Debtors that had not expired or been assumed prior to the Effective Date were deemed assumed in accordance with, and subject to, the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code.
(3)	Other liabilities primarily include amounts for uncertain tax positions, non-income taxes and other accrued expenses.

The filing of Chapter 11 Petitions triggered defaults on substantially all debt and lease obligations of the Debtors and certain executory contracts, including certain prepetition contractual agreements for broadcast rights. As of Dec. 30, 2012, substantially all of the Debtors’ prepetition debt was in default due to the Chapter 11 filings. Prior to the Effective Date, any efforts to enforce the Debtors’ payment obligations pursuant to the underlying debt agreements were stayed as a result of the filing of the Chapter 11 Petitions in the Bankruptcy Court. See Note 11 for additional disclosures related to the Predecessor’s prepetition debt obligations as of Dec. 30, 2012. In accordance with ASC Topic 852, following the Petition Date, the Predecessor ceased accruing interest expense on debt classified as liabilities subject to compromise. For the fiscal years ended Dec. 30, 2012 and Dec. 25, 2011, contractual interest expense was approximately $481 million and $474 million, respectively, while reported interest expense was less than $1 million in each respective fiscal year. Accrued interest on all debt of the Predecessor, including the portion classified as liabilities subject to compromise, amounted to $110 million at Dec. 30, 2012.

On the Effective Date, substantially all of the Debtors’ prepetition liabilities at Dec. 30, 2012 were settled or otherwise satisfied under the Plan. However, certain other claims have been or will be settled or otherwise satisfied subsequent to the Effective Date. Although the allowed amount of certain unresolved claims has not been determined, the Company’s liabilities subject to compromise associated with these unresolved claims were discharged upon emergence from Chapter 11 in exchange for the treatment outlined in the Plan. For information regarding the discharge of liabilities subject to compromise, see the “Terms of the Plan” section above.

Reorganization Items, Net—ASC Topic 852 requires that the financial statements for periods subsequent to the filing of the Chapter 11 Petitions distinguish transactions and events that are directly associated with the reorganization from the operations of the business. Accordingly, revenues, expenses (including professional fees), realized gains and losses, and provisions for losses directly associated with the reorganization and restructuring of the business are reported in reorganization items, net in the Successor’s and Predecessor’s consolidated statements of operations included herein. Reorganization costs generally include provisions and adjustments to reflect the carrying value of certain prepetition liabilities at their estimated allowable claim amounts. Reorganization costs also include professional advisory fees and other costs directly associated with the Debtors’ Chapter 11 cases.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Reorganization items, net included in the Successor’s consolidated statements of operations for 2013 and in the Predecessor’s consolidated statements of operations for Dec. 31, 2012, and for 2012 and 2011 consisted of the following (in thousands):

	Successor	Predecessor
	2013	Dec. 31, 2012	2012	2011
Reorganization costs, net:
Professional advisory fees	$13,515	$—	$101,280	$106,153
Contract rejections and claim settlements	(543)	—	86,273	(288)
Debt valuation adjustments	—	—	3,147	—
Interest income	—	—	(99)	(132)
Other	4,243	—	7,651	5,065

Total reorganization costs, net	17,215	—	198,252	110,798
Reorganization adjustments, net	—	(4,738,699)	—	—
Fresh-start reporting adjustments, net	—	(3,372,166)	—	—

Total reorganization items, net	$17,215	$(8,110,865)	$198,252	$110,798

As provided by the Bankruptcy Code, the Office of the United States Trustee for Region 3 (the “U.S. Trustee”) appointed an official committee of unsecured creditors (the “the Creditors’ Committee”) on Dec. 18, 2008. Prior to the Effective Date, the Creditors’ Committee was entitled to be heard on most matters that came before the Bankruptcy Court with respect to the Debtors’ Chapter 11 cases. Among other things, the Creditors’ Committee consulted with the Debtors regarding the administration of the Debtors’ Chapter 11 cases, investigated matters relevant to the Chapter 11 cases, including the formulation of the Plan, advised unsecured creditors regarding the Chapter 11 cases, and generally performed any other services as were in the interests of the Debtors’ unsecured creditors. The Debtors were required to bear certain of the Creditors’ Committee’s costs and expenses, including those of their counsel and other professional advisors. Such costs are included in the Successor’s and Predecessor’s professional advisory fees in 2013, 2012 and 2011. The appointment of the Creditors’ Committee terminated on the Effective Date, except with respect to the preparation and prosecution of the Creditors’ Committee’s requests for the payment of professional advisory fees and reimbursement of expenses, the evaluation of fee and expense requests of other parties, and the transfer of certain documents, information and privileges from the Creditors’ Committee to the Litigation Trust. Professional and advisory fees included in the above summary for 2013 also pertained to the post-emergence activities related to the implementation of the Plan and other transition costs attributable to the reorganization and the resolution of unresolved claims.

In 2012, the Plan was confirmed which, among other things, resulted in the allowance of (or adjustments to) certain claims that were otherwise contingent upon the confirmation of the Plan. As a result, the Predecessor’s contract rejections and claim settlements in 2012 included losses totaling approximately $86 million of which $60 million related to professional advisory fees incurred by certain indenture trustees of the Predecessor’s prepetition debt, $24 million to adjust certain employee-related claims pursuant to a settlement agreement and $3 million relating to the write-off of the residual value of the net asset related to a prepetition interest rate swap related to the 2023 Debentures (see the “Prepetition Interest Rate Hedging Instruments” section of Note 11 for further information).

A portion of the claims for professional advisory fees incurred by certain indenture trustees of the Predecessor’s prepetition debt are being disputed in Bankruptcy Court and remain subject to adjustment. The Predecessor’s debt valuation adjustments in 2012 included a loss of $3 million to adjust the claim for three

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

interest rate swaps related to a $2.5 billion notional amount of the Predecessor’s variable rate borrowings to the amount allowed in accordance with the Plan (see Note 11 “Prepetition Interest Rate Hedging Instruments,” for further information).

In accordance with ASC Topic 852, reorganization costs for 2012 and 2011 included the Debtors’ interest income on cash positions that the Debtors would not have earned but for the filing of the Chapter 11 Petitions.

Other reorganization costs for 2013, 2012 and 2011 pertained to administrative expenses directly related to the reorganization, including fees paid to the U.S. Trustee and the bankruptcy voting and claims administration agent.

The Company expects to continue to incur certain expenses pertaining to the Chapter 11 proceedings throughout 2014 and potentially in future periods. These expenses will include primarily professional advisory fees and other costs related to the implementation of the Plan and the resolution of unresolved claims.

Other reorganization items include adjustments recorded to reflect changes in the Predecessor’s capital structure as a consequence of the reorganization under Chapter 11 as well as adjustments recorded to reflect changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting in accordance with ASC Topic 852 as of the Effective Date (see Note 2 for further information).

Operating net cash outflows resulting from reorganization costs for 2013, 2012 and 2011 totaled $132 million, $74 million and $103 million, respectively, and were principally for the payment of professional advisory fees and other fees in each year. All other items included in reorganization costs in 2013, 2012 and 2011 are primarily non-cash adjustments.

The Predecessor’s consolidated statement of operations for Dec. 31, 2012 included other reorganization items totaling $8.111 billion before taxes ($7.110 billion after taxes) arising from reorganization and fresh-start reporting adjustments. Reorganization adjustments, which were recorded to reflect the settlement of prepetition liabilities and changes in the Predecessor’s capital structure arising from the implementation of the Plan, resulted in a net reorganization gain of $4.739 billion before taxes ($4.543 billion after taxes). Fresh-start reporting adjustments, which were recorded as a result of the adoption of fresh-start reporting as of the Effective Date in accordance with ASC Topic 852, resulted in a net gain of $3.372 billion before taxes ($2.567 billion after taxes). The net gain resulted primarily from adjusting the Predecessor’s net carrying values for certain assets and liabilities to their fair values in accordance with ASC Topic 805, “Business Combinations,” recording related adjustments to deferred income taxes and eliminating the Predecessor’s accumulated other comprehensive income (loss) as of the Effective Date. See Note 2 for additional information regarding these other reorganization items.

NOTE 2: FRESH-START REPORTING

Financial Statement Presentation—Reorganized Tribune Company adopted fresh-start reporting on the Effective Date in accordance with ASC Topic 852. All conditions required for the adoption of fresh-start reporting were satisfied by Reorganized Tribune Company on the Effective Date as (i) the ESOP, the holder of all of the Predecessor’s voting shares immediately before confirmation of the Plan, did not receive any voting shares of Reorganized Tribune Company or any other distributions under the Plan, and (ii) the reorganization value of the Predecessor’s assets was less than the postpetition liabilities and allowed prepetition claims.

The adoption of fresh-start reporting by Reorganized Tribune Company resulted in a new reporting entity for financial reporting purposes reflecting the Successor’s capital structure and with no beginning retained

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

earnings (deficit) as of the Effective Date. Any presentation of Reorganized Tribune Company’s consolidated financial statements as of and for periods subsequent to the Effective Date represents the financial position, results of operations and cash flows of a new reporting entity and will not be comparable to any presentation of the Predecessor’s consolidated financial statements as of and for periods prior to the Effective Date, and the adoption of fresh-start reporting. The accompanying consolidated financial statements as of and for the years ended Dec. 30, 2012 and Dec. 25, 2011 have not been adjusted to reflect any changes in the Predecessor’s capital structure as a result of the Plan nor have they been adjusted to reflect any changes in the fair value of assets and liabilities as a result of the adoption of fresh-start reporting.

In accordance with ASC Topic 852, the Predecessor’s consolidated statement of operations for Dec. 31, 2012 includes only (i) reorganization adjustments which resulted in a net gain of $4.739 billion before taxes ($4.543 billion after taxes) and (ii) fresh-start reporting adjustments which resulted in a net gain of $3.372 billion before taxes ($2.567 billion after taxes). These adjustments are further summarized and described below. The Predecessor’s consolidated statements of operations and cash flows for Dec. 31, 2012 exclude the results of operations and cash flows arising from the Predecessor’s business operations on Dec. 31, 2012. Because the Predecessor’s Dec. 31, 2012 results of operations and cash flows were not material, Reorganized Tribune Company has elected to report them as part of Reorganized Tribune Company’s results of operations and cash flows for the first quarter of 2013.

Enterprise Value/Reorganization Value—ASC Topic 852 requires, among other things, a determination of the entity’s reorganization value and an allocation of such reorganization value, as of the Effective Date, to the fair value of its tangible assets, finite-lived intangible assets and indefinite-lived intangible assets in accordance with the provisions of ASC Topic 805. The reorganization value represents the amount of resources available, or that become available, for the satisfaction of postpetition liabilities and allowed prepetition claims, as negotiated between the entity’s debtors and their creditors. This value is viewed as the fair value of the entity before considering liabilities and is intended to approximate the amount a willing buyer would pay for the assets of the entity immediately after emergence from bankruptcy. In connection with the Debtors’ Chapter 11 cases, the Debtors’ financial advisor undertook a valuation analysis to determine the value available for distribution to holders of allowed prepetition claims. The distributable value of Reorganized Tribune was determined utilizing a combination of enterprise valuation methodologies, including a comparable company analysis, a discounted cash flow (“DCF”) analysis and a precedent transaction analysis, plus the estimated cash on hand as of the measurement date and the estimated fair value of the Company’s investments. The enterprise valuation methodologies are further described in the “Methodology, Analysis and Assumptions” section below. Based on then current and anticipated economic conditions and the direct impact of these conditions on Reorganized Tribune Company’s business, this analysis estimated a range of distributable value from the Debtors’ estates from $6.917 billion to $7.826 billion with an approximate mid-point of $7.372 billion. The confirmed Plan contemplates a distributable value of Reorganized Tribune Company of $7.372 billion. The distributable value implies an initial equity value for Reorganized Tribune Company of $4.536 billion after reducing the distributable value for cash distributed (or to be distributed) pursuant to the Plan and $1.100 billion of new debt. This initial equity value was the basis for determining the reorganization value in accordance with ASC Topic 805. The calculation of reorganization value is further described in the “Fresh-Start Condensed Consolidated Balance Sheet” section below.

Methodology, Analysis and Assumptions—The comparable company valuation analysis methodology estimates the enterprise value of a company based on a relative comparison with publicly traded companies with similar operating and financial characteristics to the subject company. Under this methodology, the Company’s financial advisor determined a range of multiples of revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) to calculate the enterprise values of the Company’s publishing and broadcasting segments. The DCF analysis is a forward-looking enterprise valuation methodology that estimates the value of an

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

asset or business by calculating the expected future cash flows to be generated by that asset or business. Under this methodology, projected future cash flows are discounted by the enterprise’s weighted average cost of capital (“WACC”). The WACC reflects the estimated blended rate of return that would be required by debt and equity investors to invest in the enterprise based on its capital structure. Utilizing the DCF analysis, the enterprise values of the Company’s publishing and broadcasting segments were determined by calculating the present value of the projected unlevered after-tax free cash flows through 2015 plus an estimate for the value of each segment for the period beyond 2015 known as the terminal value. The terminal value was derived by either applying a multiple to the projected EBITDA for the final year of the projection period (2015) or capitalizing the projected unlevered after-tax free cash flow in the same projection period using the WACC and an assumed perpetual growth rate, discounted back to the valuation date using the WACC, as appropriate. The precedent transactions valuation methodology is based on the enterprise values of companies involved in public merger and acquisition transactions that have operating and financial characteristics similar to the subject company. Under this methodology, the enterprise value is determined by an analysis of the consideration paid and the debt assumed in the identified merger and acquisition transactions and is usually expressed as a multiple of revenues or EBITDA. Utilizing this analysis, the Company’s financial advisor determined a range of multiples of EBITDA for the trailing 12 months from the measurement date to calculate the enterprise value for the Company’s broadcasting segment. The precedent transactions valuation methodology was not used for the Company’s publishing segment due to the lack of relevant transactions.

The Company’s financial advisor applied a weighted average of the above enterprise valuation methodologies to calculate the estimated ranges of enterprise values for the Company’s publishing and broadcasting segments. The relative weighting of each valuation methodology was based on the amount of publicly available information to determine the inputs used in the calculations. In addition, the Company’s financial advisor utilized a combination of these enterprise valuation methodologies, primarily the comparable company valuation analysis methodology, to calculate the estimated ranges of fair values of the Company’s investments. The ranges of enterprise values for the Company’s publishing and broadcasting segments and estimated fair values of the Company’s investments were added to the estimated cash on hand as of the measurement date to determine the estimated range of distributable value noted above.

Fresh-Start Condensed Consolidated Balance Sheet—The table below summarizes the Predecessor’s Dec. 30, 2012 condensed consolidated balance sheet, the reorganization and fresh-start reporting adjustments that were made to that balance sheet as of Dec. 31, 2012, and the resulting Successor’s condensed consolidated balance sheet as of Dec. 31, 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Condensed Consolidated Balance Sheets at Dec. 30, 2012 and Dec. 31, 2012

(In thousands of dollars)

	Predecessor At Dec. 30, 2012	Reorganization Adjustments		Fresh-Start Adjustments		Successor At Dec. 31, 2012
Assets
Current Assets
Cash and cash equivalents	$2,284,426	$(1,853,852	)(1)	$—		$430,574
Accounts receivable, net	491,164	—		—		491,164
Inventories	22,249	—		(3,901)	(6)	18,348
Broadcast rights	151,576	—		(22,705)	(6)	128,871
Income taxes receivable	65,475	—		—		65,475
Restricted cash and cash equivalents	—	186,823	(1)	—		186,823
Prepaid expenses and other	82,453	83,021	(1)(3)	(4,003)	(6)	161,471

Total current assets	3,097,343	(1,584,008)		(30,609)		1,482,726

Properties
Property, plant and equipment	2,925,355	—		(2,048,186)	(6)	877,169
Accumulated depreciation	(1,930,728)	—		1,930,728	(6)	—

Net properties	994,627	—		(117,458)		877,169

Other Assets
Broadcast rights	80,945	—		(16,700)	(6)	64,245
Goodwill	409,432	—		1,992,594	(6)(7)	2,402,026
Other intangible assets, net	360,479	—		1,187,455	(6)	1,547,934
Restricted cash and cash equivalents	727,468	(727,468	)(1)	—		—
Assets held for sale	8,853	—		1,247	(6)	10,100
Investments	605,420	—		1,618,893	(6)	2,224,313
Other	66,469	11,242	(5)	(12,944)	(6)	64,767

Total other assets	2,259,066	(716,226)		4,770,545		6,313,385

Total assets	$6,351,036	$(2,300,234)		$4,622,478		$8,673,280

Liabilities and Shareholder’s Equity (Deficit)
Current Liabilities
Current portion of term loan	$—	$6,843	(5)	$—		$6,843
Accrued reorganization costs	102,191	24,791	(1)(4)	—		126,982
Employee compensation and benefits	171,012	6,103	(1)(4)	—		177,115
Contracts payable for broadcast rights	109,894	61,595	(4)	(19,272)	(6)	152,217
Income taxes payable	1,605	58,485	(1)(4)	—		60,090
Deferred revenue	76,909	—		(170)	(6)	76,739
Accounts payable, accrued expenses and other current liabilities	141,845	95,392	(1)(4)(5)	(8,842)	(6)	228,395

Total current liabilities	603,456	253,209		(28,284)		828,381

Non-Current Liabilities
Term loan	—	1,082,157	(5)	—		1,082,157
Deferred income taxes	50,635	293,718	(1)(3)	969,399	(6)	1,313,752
Contracts payable for broadcast rights	67,839	21,791	(4)	(7,701)	(6)	81,929
Contract intangibles	—	—		227,017	(6)	227,017
Pension obligations and postretirement and other benefits, net	540,618	9,763	(1)(4)	—		550,381
Other obligations	57,632	9,033	(1)(4)	(13,002)	(6)	53,663

Total non-current liabilities	716,724	1,416,462		1,175,713		3,308,899

Liabilities Subject to Compromise	13,049,204	(13,049,204	)(1)(4)	—		—
Common Shares Held by ESOP, net of Unearned Compensation	36,680	(36,680	)(2)	—		—
Shareholder’s Equity (Deficit)
Common stock and additional paid-in capital	—	—		—		—
Stock purchase warrants	255,000	(255,000	)(2)	—		—
Retained earnings (deficit)	(7,401,904)	4,834,979	(1)(2)	2,566,925	(6)	—
Accumulated other comprehensive income (loss)	(908,124)	—		908,124	(6)	—
Common stock—Reorganized Tribune Company	—	83	(1)	—		83
Additional paid-in capital—Reorganized Tribune Company	—	4,535,917	(1)	—		4,535,917

Total shareholder’s equity (deficit)	(8,055,028)	9,115,979		3,475,049		4,536,000

Total liabilities and shareholder’s equity (deficit)	$6,351,036	$(2,300,234)		$4,622,478		$8,673,280

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(1)	Reflects adjustments arising from implementation of the Plan, including the settlement of prepetition liabilities, the transfer of cash to certain restricted accounts for the limited purpose of funding certain claim payments and professional fees, the cancellation of the Company’s existing common stock and stock purchase warrants and distributions of cash and issuance of New Common Stock and New Warrants to its creditors. The Predecessor’s consolidated statement of operations for Dec. 31, 2012 includes a net pretax gain of $4.739 billion ($4.543 billion after taxes) to reflect these changes in the Predecessor’s capital structure arising from the implementation of the Plan and is comprised of the following adjustments (in thousands):

Liabilities subject to compromise on the Effective Date	$13,049,204
Less: Liabilities assumed and reinstated on the Effective Date	(169,513)
Less: Liabilities for prepetition claims to be settled subsequent to the Effective Date and other adjustments	(50,488)

Liabilities subject to compromise and settled on the Effective Date	12,829,203
Less: Cash distributions on settled claims	(3,515,996)
Less: Issuance of New Common Stock and New Warrants	(4,536,000)

Gain on settlement of liabilities subject to compromise	4,777,207
Less: Valuation allowance on non-interest bearing loan to the Litigation Trust	(20,000)
Less: Professional advisory fees incurred due to emergence from Chapter 11	(14,136)
Less: Other reorganization adjustments, net	(4,372)

Total reorganization adjustments before taxes	4,738,699
Less: Income taxes on reorganization adjustments	(195,400)

Net reorganization gain after taxes	$4,543,299

On the Effective Date, Reorganized Tribune Company assumed and reinstated $170 million of liabilities that were previously classified as liabilities subject to compromise at Dec. 30, 2012 in accordance with the terms of the Plan. Such liabilities included an aggregate of $89 million related to contracts for broadcast rights, income taxes payable of $65 million, and other liabilities of $16 million. Reorganized Tribune Company also reinstated $50 million of prepetition liabilities allowed by the Bankruptcy Court at the expected settlement amount outlined in the Plan that have been or will be settled subsequent to the Effective Date utilizing $187 million in distributable cash that was transferred to certain restricted accounts on the Effective Date (see below). At Dec. 29, 2013, $13 million of these liabilities had not yet been satisfied.

In the aggregate, Reorganized Tribune Company settled $12.829 billion of liabilities subject to compromise for approximately $3.516 billion of cash, approximately 100 million shares of New Common Stock and New Warrants with a fair value determined pursuant to the Plan of $4.536 billion and interests in the Litigation Trust. This resulted in a pretax gain on settlement of liabilities subject to compromise of $4.777 billion. The cash distributed included $727 million that was classified as restricted cash and cash equivalents in the Predecessor’s consolidated balance sheet at Dec. 30, 2012 and the proceeds from a new term loan (see Note 11). In addition, Reorganized Tribune Company transferred $187 million of cash to restricted accounts for the limited purpose of funding certain future claim payments and professional fees. At Dec. 29, 2013, restricted cash held by Reorganized Tribune Company to satisfy the remaining claim obligations was $20 million.

On the Effective Date, Reorganized Tribune Company made a non-interest bearing loan of $20 million in cash to the Litigation Trust pursuant to the Litigation Trust Loan Agreement. The Litigation Trust is required to repay to Reorganized Tribune Company the principal balance of the loan with the proceeds received by the Litigation Trust from the pursuit of the Litigation Trust Preserved Causes of Action only

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

after the first $90 million in proceeds, if any, are disbursed to certain holders of interests in the Litigation Trust. Given the uncertainty involved in the Litigation Trust’s pursuit of the preserved causes of action transferred to it and the timing and amount of principal payments to be received on the non-interest bearing loan, Reorganized Tribune Company recorded a valuation allowance of $20 million against the principal balance of the loan and included the $20 million charge to establish the valuation allowance as a pretax charge in reorganization items, net in the Predecessor’s consolidated statement of operations for Dec. 31, 2012.

Reorganization adjustments for Dec. 31, 2012 included a pretax charge of $14 million primarily for professional advisory fees paid to certain of the Predecessor’s professional advisors on the Effective Date. Such fees were contingent upon Reorganized Tribune Company’s successful emergence from Chapter 11.

Income taxes attributable to the reorganization totaled $195 million and principally related to Reorganized Tribune Company’s conversion from a subchapter S corporation to a C corporation under the IRC as well as the income tax treatment of the implementation of the Plan on the Effective Date, including the cancellation of certain prepetition liabilities (see Note 15 for additional information). Income taxes attributable to the reorganization increased by $30 million from the amount previously reported in the first quarter of 2013. See the “Revision of Prior Period Amounts” section of Note 3 for further information.

(2)	As described in Note 1, in connection with the Debtors’ emergence from Chapter 11, on the Effective Date and in accordance with and subject to the terms of the Plan, (i) the ESOP was deemed terminated in accordance with its terms, (ii) the unpaid principal and interest remaining on the promissory note of the ESOP in favor of the Predecessor was forgiven and (iii) all of the Predecessor’s $0.01 par value common stock held by the ESOP was cancelled, including the 56,521,739 shares held by the ESOP and the 8,294,000 of shares held by the ESOP that were committed for release or allocated to employees at Dec. 30, 2012. In addition, the warrants to purchase 43,478,261 shares of the Predecessor’s $0.01 par value common stock held by the Zell Entity and certain other minority interest holders were cancelled. As a result, the $37 million of common shares held by the ESOP, net of unearned compensation and the $255 million of stock purchase warrants reflected in the Predecessor’s consolidated balance sheet as of Dec. 30, 2012 were eliminated as direct adjustments to retained earnings (deficit) and were not included in the Predecessor’s consolidated statement of operations for Dec. 31, 2012. These direct adjustments to retained earnings (deficit) and the net reorganization gain after taxes of $4.543 billion described in (1) above resulted in a total adjustment to retained earnings (deficit) of $4.835 billion.

(3)	Reflects the conversion of Reorganized Tribune Company from a subchapter S corporation to a C corporation under the IRC.

(4)	Reflects the reclassification of certain liabilities from liabilities subject to compromise upon the assumption of certain executory contracts and unexpired leases, including contracts for broadcast rights.

(5)	On the Effective Date, Reorganized Tribune Company entered into a $1.100 billion secured term loan facility, the proceeds of which were used to fund certain required distributions to creditors under the Plan. The secured term loan facility was issued at a discount of 1% of the principal balance totaling $11 million. See the “Exit Financing Facilities” section of Note 11 for further information related to the secured term loan facility.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes the amounts included in the Successor’s consolidated balance sheet as of Dec. 31, 2012 related to the secured term loan facility (in thousands):

Current portion of term loan:
Portion due within one year	$8,250
Less: Current portion of debt discount	(1,407)

Current portion of term loan	$6,843

Non-current portion of term loan:
Issuance of term loan	$1,100,000
Less: Debt discount of 1%	(11,000)
Less: Current portion of term loan	(6,843)

Non-current portion of term loan	$1,082,157

Prior to the Effective Date, the Predecessor incurred transaction costs totaling $4 million in connection with the Exit Financing Facilities (as defined and described in Note 11). These costs were classified in other assets in the Predecessor’s consolidated balance sheet at Dec. 30, 2012. On the Effective Date, Reorganized Tribune Company incurred additional transaction costs totaling $12 million upon the closing of the Exit Financing Facilities. These transaction costs, aggregating $16 million, were scheduled to be amortized to interest expense by Reorganized Tribune Company over the expected terms of the Exit Financing Facilities. On Dec. 27, 2013, the Exit Financing Facilities were extinguished in connection with the Local TV Acquisition (see Notes 9 and 10). As a result, unamortized transaction costs totaling $7 million relating to lenders whose portion of the borrowings under the Exit Financing Facilities was deemed extinguished were written off and included in loss on extinguishment of debt in Reorganized Tribune Company’s consolidated statement of operations for the year ended Dec. 29, 2013.

(6)	The Predecessor’s consolidated statement of operations for Dec. 31, 2012 includes certain adjustments recorded as a result of the adoption of fresh-start reporting in accordance with ASC Topic 852 as of the Effective Date. These fresh-start reporting adjustments resulted in a net pretax gain of $3.372 billion ($2.567 billion after taxes) and primarily resulted from adjusting the Predecessor’s recorded values for certain assets and liabilities to fair values in accordance with ASC Topic 805, recording related adjustments to deferred income taxes, and eliminating the Company’s accumulated other comprehensive income (loss) as of the Effective Date.

The fresh-start reporting adjustments included in the Predecessor’s statement of operations for Dec. 31, 2012 consisted of the following items (in thousands):

Fair value adjustments to net properties	$(116,211)
Fair value adjustments to intangibles (1)	1,186,701
Fair value adjustments to investments (1)	1,615,075
Fair value adjustments to broadcast rights and other contracts	(234,098)
Write-off of Predecessor’s existing goodwill and establish Successor’s goodwill (1)	1,992,594
Other fair value adjustments, net	(1,131)
Elimination of accumulated other comprehensive income (loss) (1)	(1,070,764)

Gain from fresh-start reporting adjustments before taxes	3,372,166
Less: Income taxes attributable to fair value adjustments (1)	(805,241)

Net gain from fresh-start reporting adjustments after taxes	$2,566,925

(1)	The fresh-start reporting adjustments previously reported for intangibles, investments, goodwill, accumulated other comprehensive income (loss) and income taxes were revised from amounts previously reported in the first quarter of 2013. See the “Revision of Prior Period Amounts” section of Note 3 for further information.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Property, Plant and Equipment—Property, plant and equipment was adjusted to a fair value aggregating $877 million as of the Effective Date. The fair values of property, plant and equipment were based primarily on valuations obtained from third party valuation specialists principally utilizing the cost and market valuation approaches.

Fresh-start reporting adjustments included the elimination of the Predecessor’s aggregate accumulated depreciation balance as of Dec. 30, 2012.

Identifiable Intangible Assets—The following intangible assets were identified by Reorganized Tribune Company and recorded at fair value based on valuations obtained from third party valuation specialists: newspaper mastheads, FCC licenses, trade name, multi-system cable operator relationships, advertiser relationships, network affiliation agreements, retransmission consent agreements, database systems, customer relationships, advertiser backlogs, operating lease agreements, affiliate agreements, broadcast rights contracts, and other contracts and agreements, including real property leases. The cost, income and market valuation approaches were utilized, as appropriate, to estimate the fair values of these intangible assets. The determination of the fair values of these identifiable intangible assets resulted in a $1.187 billion net increase in intangible assets and a $227 million unfavorable contract intangible liability in the Successor’s consolidated balance sheet at Dec. 31, 2012. The contract intangible liability of $227 million includes $226 million related to net unfavorable broadcast rights contracts and approximately $1 million related to net unfavorable operating lease contracts.

Investments—Reorganized Tribune Company’s investments were adjusted to a fair value aggregating $2.224 billion as of the Effective Date. The fair value of Reorganized Tribune Company’s investments was estimated based on valuations obtained from third parties primarily using the market approach. Of the total fresh-start reporting adjustments relating to investments, $1.108 billion is attributable to Reorganized Tribune Company’s share of theoretical increases in the fair value of amortizable intangible assets had the fair value of the investments been allocated to identifiable intangible assets of the investees in accordance with ASC Topic 805. The differences between the fair value and carrying value of these intangible assets of the investees will be amortized into income on equity investments, net in Reorganized Tribune Company’s statement of operations in future periods.

Accumulated Other Comprehensive Income (Loss)—As indicated above, amounts included in the Predecessor’s accumulated other comprehensive income (loss) at Dec. 30, 2012 were eliminated. As a result, the Company recorded $1.071 billion of previously unrecognized cumulative pretax losses in reorganization items, net and a related income tax benefit of $163 million in the Predecessor’s consolidated statement of operations for Dec. 31, 2012.

(7)	As a result of adopting fresh-start reporting, Reorganized Tribune Company established goodwill of $2.402 billion, which represents the excess of reorganization value over amounts assigned to all other assets and liabilities. The following table presents a reconciliation of the enterprise value attributed to Reorganized Tribune Company’s net assets, a determination of the total reorganization value to be allocated to Reorganized Tribune Company’s net assets and the determination of goodwill (in thousands):

Determination of goodwill:
Enterprise value of Reorganized Tribune Company	$5,194,426
Plus: Cash and cash equivalents	430,574
Plus: Fair value of liabilities (excluding debt)	3,048,280

Total reorganization value to be allocated to assets	8,673,280
Less: Fair value assigned to tangible and identifiable intangible assets	(6,271,254)

Reorganization value allocated to goodwill	$2,402,026

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Predecessor liabilities at Dec. 30, 2012 of $1.901 billion were also adjusted to fair value in the application of fresh-start reporting resulting in a net increase in liabilities of $1.147 billion (excluding the impact of the new term loan). Increases included the $969 million of deferred income taxes attributable to fair value adjustments and the $227 million contract intangible liability discussed above. These increases were partially offset by reductions in certain other liabilities, including reductions related to real estate lease obligations.

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company, as summarized below, conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and reflect practices appropriate to the Company’s businesses.

Nature of Operations—The Company is a diversified media and entertainment company. It is comprised of 42 owned or operated television stations, along with two radio program services, a national general entertainment television network, a production studio, a data and digital technology business, a portfolio of real estate assets and investments in a variety of media, websites and other related assets. Prior to the spin-off of its principal publishing businesses on Aug. 4, 2014, (the “Publishing Spin-off,” as further defined and described in Note 4) the Company was also engaged in newspaper publishing.

Changes in Presentation and Reclassifications—Prior to the Publishing Spin-off, the Company reported its operations through two reportable segments: broadcasting and publishing; certain administrative activities were reported and included under corporate. The Company’s publishing segment operated eight major-market daily newspapers and related businesses, distributed preprinted insert advertisements, provided commercial printing and delivery services to other newspapers and managed the websites of the Company’s daily newspapers and television stations, along with the websites of other branded products that target specific areas of interest. Also included in the publishing segment were digital entertainment data businesses, collectively referred to as Tribune Digital Ventures, which distribute entertainment listings and license proprietary software and metadata. These digital entertainment data businesses were not included in the Publishing Spin-off. The principal daily newspapers published by the Company that were included in the Publishing Spin-off were the Los Angeles Times; the Chicago Tribune; the South Florida Sun Sentinel; the Orlando Sentinel; The Baltimore Sun; the Hartford Courant; The Morning Call, serving Pennsylvania’s Lehigh Valley; and the Daily Press, serving the Virginia Peninsula.

Following the Publishing Spin-off, the Company realigned and renamed its reportable segments. These segments reflect the manner in which the Company sells its products to the marketplace and the manner in which it manages its operations and makes business decisions. The Company’s reportable segments consist of:

•	Television and Entertainment: Provides audiences across the country with news, entertainment and sports programming on Tribune Broadcasting local stations and distinctive, high quality television series and movies on WGN America, including content produced by Tribune Studios.

•	Digital and Data: Provides innovative technology and services that collect and distribute video, music and entertainment data primarily through wholesale distribution channels to consumers globally.

In addition, the Company reports and includes under Corporate and Other certain administrative activities associated with operating corporate office functions and managing its company-sponsored defined benefit pension plans, as well as the management of certain of real estate assets, including revenues from leasing its owned office and production facilities.

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As a result of the Publishing Spin-off and the changes to the Company’s reportable segments, certain previously reported amounts in the Company’s 2013 audited consolidated financial statements have been reclassified to conform to the presentation of the Company’s unaudited interim consolidated financial statements for the nine months ended September 28, 2014, the first reportable quarterly period following the Publishing Spin-off. The Company made reclassifications in the presentation of its consolidated statements of operations and consolidated statements of comprehensive income as well as updated disclosures in certain footnotes for the effects of changes in segment presentation discussed above and discontinued operations discussed in Note 4. These reclassifications were required in order to give effect to the presentation of the businesses included in the Publishing Spin-off in discontinued operations and the changes in reportable segments subsequent to the issuance of the Company’s 2013 audited consolidated financial statements included in the registration statement on Form 10 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 19, 2014.

Fiscal Year—The Company’s fiscal year ends on the last Sunday in December. Fiscal years 2013 and 2011 each comprised a 52-week period. The Company’s 2012 fiscal year ended on Dec. 30, 2012 and comprised a 53-week period. For 2012, the additional week increased consolidated operating revenues, operating expenses and operating profit by approximately 1.5%, 1% and 3%, respectively.

Principles of Consolidation—The consolidated financial statements include the accounts of Tribune Company and all majority-owned subsidiaries as well as any variable interests for which Tribune Company is the primary beneficiary. In general, investments comprising between 20 percent to 50 percent of the voting stock of companies and certain partnership interests are accounted for using the equity method. All other investments are generally accounted for using the cost method. All significant intercompany transactions are eliminated.

The Company evaluates its investments and other transactions to determine whether any entities associated with the investments or transactions should be consolidated under the provisions of ASC Topic 810, “Consolidation.” ASC Topic 810 requires an ongoing qualitative assessment of which entity is the primary beneficiary as it has the power to direct matters that most significantly impact the activities of a variable interest entity (“VIE”) and has the obligation to absorb losses or benefits that could be potentially significant to the VIE. The Company consolidates VIEs when it is the primary beneficiary.

At Dec. 29, 2013 and Dec. 30, 2012, the Company held variable interests, as defined by ASC Topic 810, in Classified Ventures, LLC (“CV”), Topix, LLC (“Topix”), Perfect Market, Inc. (“PMI”) and Newsday LLC (as defined and described in Note 9). In addition, prior to Dec. 27, 2013 (as further described below), the Company held variable interests as a result of certain transactions with Local TV Holdings, LLC (“Local TV”) in October 2008. The Company has determined that it was not the primary beneficiary of any of these entities and therefore has not consolidated any of them as of and for the periods presented in the accompanying consolidated financial statements. On Dec. 27, 2013, the Company closed the Local TV Acquisition (see Note 10). In conjunction with the acquisition, the Company became a party to an agreement with Dreamcatcher Broadcasting LLC, a Delaware limited liability company (“Dreamcatcher”). The Company determined that it holds a variable interest in Dreamcatcher and is the primary beneficiary. As such, the Company’s consolidated financial statements include the results of operations and the financial position of Dreamcatcher beginning on Dec. 27, 2013. See Note 10 for further information on the Company’s acquisition of Local TV and the related transactions with Dreamcatcher. The assets of the consolidated VIE can only be used to settle the obligations of the VIE.

In 2008, the Company entered into a shared services agreement for its KPLR-TV station in St. Louis, Missouri and a local marketing agreement (“LMA”) for its KWGN-TV station in Denver, Colorado, each with the FOX Broadcasting Company network affiliate television station owned by Local TV in these markets. These agreements became effective on Oct. 6, 2008 and effectively allowed the Company to economically combine the operating facilities and news operations of its stations with those owned by Local TV in each market and to share

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certain programming. Prior to the Local TV Acquisition (see Note 10), the Company recorded in its historical consolidated broadcasting revenues amounts equal to agreed upon percentages of the net adjusted cash flows (as defined in the local marketing agreements) of the combined operations of its stations and the Local TV stations in St. Louis and Denver. The LMA arrangements were cancelled as of the effective date of the Local TV Acquisition (see Note 10) because Tribune became the owner of both stations in each market.

Revision of Prior Period Amounts—In the second quarter of 2013, the Company became aware of certain errors in the participant census data that was used by the Company’s actuary to determine the projected benefit obligations for its Company-sponsored pension plans at Dec. 30, 2012. The Company determined that these errors resulted in a $36 million overstatement of net pension obligations and a corresponding understatement totaling $36 million of accumulated other comprehensive loss ($35.6 million) and non-current deferred income tax liabilities ($0.4 million) in the Company’s previously reported consolidated balance sheet at Dec. 30, 2012.

The participant census data errors also resulted in an overstatement of goodwill and net pension obligations and an understatement of non-current deferred income tax liabilities reported in the Company’s previously reported condensed consolidated balance sheet at March 31, 2013. In addition, during the second quarter of 2013, the Company finalized certain valuations related to the implementation of fresh-start reporting and, as a result, recorded certain immaterial adjustments to amounts previously reported for other intangible assets and investments in the Company’s condensed consolidated balance sheet at March 31, 2013. In the aggregate, these revisions resulted in an overstatement of goodwill of $7 million and net pension obligations of $36 million and an understatement of other intangible assets of $1 million, investments of $2 million and non-current deferred income tax liabilities of $32 million reported in the Company’s previously reported condensed consolidated balance sheet at March 31, 2013. In addition, these revisions resulted in an aggregate increase of $32 million in both the previously reported net gain included in reorganization items, net and income taxes in the Predecessor’s consolidated statement of operations for Dec. 31, 2012. These revisions did not impact previously reported revenues, operating profit, or net income.

In the second quarter of 2013, the Company evaluated these adjustments and determined that they were not material to any of the prior reporting periods and, therefore, elected to revise the previously reported amounts. These revisions will also be reflected in the Company’s future consolidated financial statements containing such comparative financial information.

The Company’s consolidated balance sheet at Dec. 30, 2012 (Predecessor) as reported herein was revised as follows (in thousands):

	Predecessor
	As Reported	Adjustment	As Revised
Deferred income taxes	$50,210	$425	$50,635

Pension obligations, net	$508,033	$(35,990)	$472,043

Accumulated other comprehensive income (loss)	$(943,689)	$35,565	$(908,124)

The Company’s previously reported amounts for other comprehensive income for the fiscal year ended Dec. 30, 2012 (Predecessor) and for Dec. 31, 2012 (Predecessor) of $110,112 and $943,689, respectively, were revised to $145,677 and $908,124, respectively.

Revenue Recognition—The Company’s primary sources of revenue are from the sales of advertising space in its newspapers and other publications and on websites owned by, or affiliated with, the Company; distribution of preprinted advertising inserts in its newspapers; sales of newspapers and other publications to distributors and

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individual subscribers; the provision of commercial printing and delivery services to third parties, primarily other newspaper companies; distribution of entertainment listings and syndicated content; and sales of airtime on its television and radio stations. Newspaper advertising revenue is recorded, net of agency commissions, when advertisements are published in newspapers. Website advertising revenue is recognized ratably over the contract period or as services are delivered, as appropriate. Commercial printing and delivery services revenues, which are included in other publishing revenues, are recognized when the product is delivered to the customer or as services are provided, as appropriate. Proceeds from subscriptions are deferred and are included in revenue on a pro rata basis over the term of the subscriptions. Broadcast revenue is recorded, net of agency commissions, when commercials are aired. The Company’s broadcasting operations may trade certain advertising time for products or services, as well as barter advertising time for program material. Trade transactions are generally reported at the estimated fair value of the product or services received, while barter transactions are reported at the Company’s estimate of the value of the advertising time exchanged, which approximates the fair value of the program material received. Barter/trade revenue is reported when commercials are broadcast and expenses are reported when products or services are utilized or when programming airs. The Company records rebates when earned as a reduction of advertising revenue.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

The adoption of fresh-start reporting as of the Effective Date required management to make certain assumptions and estimates to allocate the Successor’s enterprise value to the Successor’s assets and liabilities based on fair values. These estimates of fair value represent Reorganized Tribune Company’s best estimates based on independent appraisals and various valuation techniques and, trends, and by reference to relevant market rates and transactions. The estimates and assumptions are inherently subject to significant uncertainties and contingencies beyond the control of Reorganized Tribune Company. Accordingly, Reorganized Tribune Company cannot provide assurance that the estimates, assumptions, and fair values reflected in the valuations will be realized, and actual results could vary materially.

Cash and Cash Equivalents—Cash and cash equivalents are stated at cost, which approximates market value. Investments with original maturities of three months or less at the time of purchase are considered to be cash equivalents.

Restricted Cash and Cash Equivalents—Restricted cash and cash equivalents consists of funds that are not available for general corporate use. Other assets in the Predecessor’s consolidated balance sheets at Dec. 30, 2012 included $727 million of restricted cash and cash equivalents. These amounts included a special cash distribution of $705 million received by and deposited with Tribune CNLBC following the closing of a transaction involving the Chicago Cubs and related assets and liabilities on Oct. 27, 2009, as well as cash collections on certain accounts receivable that Tribune CNLBC retained after the transaction and certain working capital adjustments. Tribune CNLBC held the funds pending their distribution under a confirmed and effective Chapter 11 plan for the Company, Tribune CNLBC and their affiliates, or further order of the Bankruptcy Court. These funds were fully distributed to the Predecessor’s creditors on the Effective Date. See the “Chicago Cubs Transactions” section of Note 9 for further information on the special cash distribution received by Tribune CNLBC. In addition, Reorganized Tribune Company transferred $187 million of cash to restricted accounts on the Effective Date for the limited purpose of funding certain future claim payments and professional fees. At Dec. 29, 2013, restricted cash held by Reorganized Tribune Company to satisfy the remaining claim obligations was $20 million.

Prepaid expenses and other current assets in the Predecessor’s consolidated balance sheet at Dec. 30, 2012 included $24 million of cash held in a cash collateral account with Barclays Bank PLC (“Barclays”) to secure a $13 million letter of credit issued in March 2009, a $3 million letter of credit issued in April 2010, a $2 million

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letter of credit issued in April 2011 and a $5 million letter of credit issued in April 2012. These letters of credit remained outstanding at Dec. 30, 2012. The cash held in the cash collateral account was restricted as to use by the Company while the letters of credit were outstanding. On Jan. 4, 2013, the letters of credit previously outstanding were terminated and replaced with new letters of credit issued under a new $300 million secured asset-based revolving credit facility (see “Exit Financing Facilities” section of Note 11 for further information). Accordingly, Barclays returned the $24 million of cash held in the cash collateral account on Jan. 4, 2013 and such funds became available for general corporate use. The replacement letters of credit were not required to be similarly cash collateralized.

In conjunction with the acquisition of Local TV on Dec. 27, 2013 (see Note 10), the Company provided a notice to holders of the Senior Toggle Notes that it intended to redeem such notes within a thirty-day period. On Dec. 27, 2013, the Company deposited $202 million with The Bank of New York Mellon Trust Company, N.A. (the “Trustee”) ($174 million of which, inclusive of accrued interest of $2 million, was payable to third parties and the remaining $28 million was payable to a subsidiary of the Company), together with irrevocable instructions to apply the deposited money to the full repayment of the Senior Toggle Notes. At Dec. 29, 2013, the $202 million deposit is presented as restricted cash and cash equivalents on the Company’s consolidated balance sheet. The Senior Toggle Notes were fully repaid on Jan. 27, 2014 through the use of the deposited funds held by the Trustee, including amounts owed to the Company’s subsidiary.

Accounts Receivable and Allowance for Doubtful Accounts—The Company’s accounts receivable are primarily due from advertisers. Credit is extended based on an evaluation of each customer’s financial condition, and generally collateral is not required. The Company maintains an allowance for uncollectible accounts, rebates and volume discounts. This allowance is determined based on historical write-off experience and any known specific collectability exposures.

A summary of the activity with respect to the accounts receivable allowances is as follows (in thousands):

Accounts receivable allowance balance at Dec. 25, 2011 (Predecessor)	$17,963
2012 additions charged to costs and expenses	28,373
2012 deductions	(29,477)

Accounts receivable allowance balance at Dec. 30, 2012 (Predecessor)	$16,859
2013 additions charged to costs and expenses	27,838
2013 deductions	(28,443)

Accounts receivable allowance balance at Dec. 29, 2013 (Successor)	$16,254

Inventories—Inventories are stated at the lower of cost or market. The Predecessor determined cost on the last-in, first-out (“LIFO”) basis for newsprint and on the first-in, first-out (“FIFO”) basis for all other inventories. Effective Dec. 31, 2012 and in conjunction with the adoption of fresh-start reporting, Reorganized Tribune Company elected to change its costing method to the FIFO method for newsprint inventories. In addition, effective Dec. 31, 2012, Reorganized Tribune Company elected to change its accounting policy whereby ink, spare parts and other consumables used in production are expensed upon acquisition and are no longer recorded into inventory in the Successor’s consolidated balance sheet.

Broadcast Rights—Broadcast rights recorded on the Company’s consolidated balance sheet consist of rights to broadcast syndicated programs and feature films and are stated at the lower of unamortized cost or estimated net realizable value. Pursuant to ASC Topic 920, “Entertainment—Broadcasters,” the total cost of these rights is recorded as an asset and a liability when the program becomes available for broadcast. Syndicated program rights for pre-produced, off-network programs are generally amortized using an accelerated method as

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

programs are aired. Feature film rights and first-run syndicated program rights are amortized using the straight-line method. The current portion of broadcast rights represents those rights available for broadcast that are expected to be amortized in the succeeding year. The Company also has commitments for network and sports programming that are expensed on a straight-line basis as the programs are available to air.

Properties—Property, plant and equipment of the Predecessor are stated at cost less accumulated depreciation. The Predecessor computed depreciation using the straight-line method over the following estimated useful lives: 10 to 40 years for buildings, 7 to 20 years for newspaper printing presses and 3 to 10 years for all other equipment. As a result of the adoption of fresh-start reporting, Reorganized Tribune Company’s property, plant and equipment was adjusted to fair value on the Effective Date. In addition, the estimated useful lives of Reorganized Tribune Company’s property, plant and equipment that were in service on the Effective Date were revised to the following: 4 to 44 years for buildings, 1 to 25 years for newspaper printing presses and 1 to 25 years for all other equipment. There were no changes to the methods used by Reorganized Tribune Company to compute depreciation or any changes to the policy for determining estimated useful lives for assets placed into service subsequent to the Effective Date as a result of the adoption of fresh-start reporting.

Goodwill and Other Intangible Assets—Goodwill and other intangible assets are summarized in Note 8. The Company reviews goodwill and other indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350, “Intangibles—Goodwill and Other.” Under ASC Topic 350, the impairment review of goodwill and other intangible assets not subject to amortization must be based on estimated fair values.

The Company’s annual impairment review measurement date is in the fourth quarter of each year. The estimated fair values of the reporting units to which goodwill has been allocated are determined using many critical factors, including projected future operating cash flows, revenue and market growth, market multiples, discount rates and consideration of market valuations of comparable companies. The estimated fair values of other intangible assets subject to the annual impairment review, which include newspaper mastheads, FCC licenses and trade name, are generally calculated based on projected future discounted cash flow analyses. The development of estimated fair values requires the use of assumptions, including assumptions regarding revenue and market growth as well as specific economic factors in the publishing and broadcasting industries. These assumptions reflect the Company’s best estimates, but these items involve inherent uncertainties based on market conditions generally outside of the Company’s control.

Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate fair values could result in additional non-cash impairment charges in the future under ASC Topic 350.

Impairment Review of Long-Lived Assets—In accordance with ASC Topic 360, “Property, Plant and Equipment,” the Company evaluates the carrying value of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset or asset group may be impaired. The carrying value of a long-lived asset or asset group is considered impaired when the projected future undiscounted cash flows to be generated from the asset or asset group over its remaining depreciable life are less than its current carrying value. The Company measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset or asset group. The fair value is determined primarily by using the projected future cash flows discounted at a rate commensurate with the risk involved as well as market valuations. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are reduced for an estimate of the cost to dispose or abandon.

Adverse changes in expected operating results and/or unfavorable changes in other economic factors used to estimate future undiscounted cash flows could result in additional non-cash impairment charges in the future under ASC Topic 360.

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Derivative Instruments—ASC Topic 815, “Derivatives and Hedging,” requires all derivative instruments to be recorded on the balance sheet at fair value. Changes in the fair value of derivative instruments are recognized periodically in income or other comprehensive income (loss) as appropriate. The provisions of ASC Topic 815 have affected the Predecessor’s accounting for its three interest rate swaps and interest rate cap related to an aggregate $5 billion notional amount of its variable rate borrowings, and its interest rate swap related to its $99 million 7.5% debentures due 2023 (the “2023 Debentures”). In the Predecessor’s Dec. 30, 2012 consolidated balance sheet, a liability of $154 million representing the amount allowed by the Bankruptcy Court for the three interest rate swaps related to a $2.5 billion notional amount of the Predecessor’s variable rate borrowings, is included in liabilities subject to compromise. On the Effective Date, the Debtors’ obligations in respect of these interest rate swaps were settled or otherwise satisfied under the Plan. Pursuant to the terms of the Plan, the Predecessor’s rights and interests in the remaining $42 million unpaid value of the interest rate swap related to its 2023 Debentures were contributed to the Litigation Trust on the Effective Date together with the Predecessor’s obligations in respect of the $38 million of 2023 Debentures held by the counterparty of the swap or one of its affiliates. Therefore, subsequent to the issuance of the Confirmation Order, the Predecessor wrote off the net $3 million unpaid value of the interest rate swap to reorganization costs, net in the Predecessor’s consolidated statements of operations during the third quarter of 2012. See Note 11 for further information on these interest rate hedging instruments.

Changes in the fair value of the Predecessor’s interest rate cap related to an aggregate $2.5 billion notional amount of the Predecessor’s variable rate borrowings are recognized as a non-operating item in its consolidated statement of operations for 2011. The interest rate cap expired on July 21, 2011.

Pension Plans and Other Postretirement Benefits—Retirement benefits are provided to employees through pension plans sponsored either by the Company or by unions. Under the Company-sponsored plans, pension benefits are primarily a function of both the years of service and the level of compensation for a specified number of years, depending on the plan. It is the Company’s policy to fund the minimum for Company-sponsored pension plans as required by the Employee Retirement Income Security Act (“ERISA”). Contributions made to union-sponsored plans are based upon collective bargaining agreements.

The Company also provides certain health care and life insurance benefits for retired employees. The expected cost of providing these benefits is accrued over the years that the employees render services. It is the Company’s policy to fund postretirement benefits as claims are incurred.

The Company recognizes the overfunded or underfunded status of its defined benefit pension or other postretirement plans (other than a multiemployer plan) as an asset or liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss). Additional information pertaining to the Company’s pension plans and other postretirement benefits is provided in Note 16.

Self-Insurance—The Company self-insures for certain employee medical and disability income benefits, workers’ compensation costs and automobile and general liability claims. The recorded liabilities for self-insured risks are calculated using actuarial methods and are not discounted. The Company carries insurance coverage to limit exposure for self-insured workers’ compensation costs and automobile and general liability claims. The Company’s deductibles under these coverages are generally $1 million per occurrence, depending on the applicable policy period. The recorded liabilities for self-insured risks at Dec. 29, 2013 and Dec. 30, 2012 totaled $91 million and $92 million, respectively, and included $12 million classified as liabilities subject to compromise at Dec. 30, 2012. On the Effective Date, approximately $1 million of the liabilities classified as liabilities subject to compromise were settled, discharged or otherwise satisfied pursuant to the terms of the Plan. The allowed amount of the remaining $12 million classified as liabilities subject to compromise was assumed by Reorganized Tribune Company as of the Effective Date.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred Revenue—Deferred revenue arises in the normal course of business from advance subscription payments for newspapers and other publications, and interactive advertising sales. Deferred revenue is recognized in the period it is earned.

Stock-Based Compensation—In accordance with ASC Topic 718, “Compensation—Stock Compensation,” the Company recognizes stock-based compensation cost in its consolidated statements of operations. Stock-based compensation cost is measured at the grant date for equity-classified awards and at the end of each reporting period for liability-classified awards based on the estimated fair value of the awards. ASC Topic 718 requires stock-based compensation expense to be recognized over the period from the date of grant to the date when the award is no longer contingent on the employee providing additional service (the “substantive vesting period”). Additional information pertaining to the Company’s stock-based compensation is provided in Note 18 for both the Predecessor and Successor equity plans.

Income Taxes—On March 13, 2008, the Predecessor filed an election to be treated as a subchapter S corporation under the IRC, which election became effective as of the beginning of the Predecessor’s 2008 fiscal year. The Predecessor also elected to treat nearly all of its subsidiaries as qualified subchapter S subsidiaries. Subject to certain limitations (such as the built-in gain tax applicable for 10 years to gains accrued prior to the election), the Predecessor was no longer subject to federal income tax. Instead, the Predecessor’s taxable income was required to be reported by its shareholders. The ESOP was the Predecessor’s sole shareholder and was not taxed on the share of income that was passed through to it because the ESOP was a qualified employee benefit plan. Although most states in which the Predecessor operated recognize the subchapter S corporation status, some imposed income taxes at a reduced rate.

As a result of the election and in accordance with ASC Topic 740, “Income Taxes,” the Predecessor reduced its net deferred income tax liabilities to report only deferred income taxes relating to states that assess taxes on subchapter S corporations and subsidiaries that were not qualified subchapter S subsidiaries.

Provisions for federal and state income taxes are calculated on reported pretax earnings based on current tax laws and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Taxable income reported to the taxing jurisdictions in which the Company operates often differs from pretax earnings because some items of income and expense are recognized in different time periods for income tax purposes. The Company provides deferred taxes on these temporary differences in accordance with ASC Topic 740. Taxable income also may differ from pretax earnings due to statutory provisions under which specific revenues are exempt from taxation and specific expenses are not allowable as deductions. The consolidated tax provision and related accruals include estimates of the potential taxes and related interest as deemed appropriate. These estimates are reevaluated and adjusted, if appropriate, on a quarterly basis. Although management believes its estimates and judgments are reasonable, the resolutions of the Company’s tax issues are unpredictable and could result in tax liabilities that are significantly higher or lower than that which has been provided by the Company.

ASC Topic 740 addresses the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under ASC Topic 740, a company may recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. ASC Topic 740 requires the tax benefit recognized in the financial statements to be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. See Note 15 for further discussion.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In connection with the Debtors’ emergence from Chapter 11, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the IRC and therefore is now subject to federal income tax. The effect of this conversion was recorded in connection with Reorganized Tribune Company’s implementation of fresh-start reporting as more fully described in Note 2 and Note 15. Accordingly, essentially all of Reorganized Tribune Company’s net deferred tax liabilities at the Effective Date were reinstated at a higher effective tax rate.

Comprehensive Income (Loss)—Comprehensive income (loss) consists of net income and other gains and losses affecting shareholder’s equity that, under U.S. GAAP, are excluded from net income. The Company’s other comprehensive income (loss) includes changes in unrecognized benefit plan gains and losses, unrealized gains and losses on marketable securities classified as available-for-sale, and foreign currency translation adjustments. The activity for each component of the Company’s accumulated other comprehensive income (loss) is summarized in Note 20.

New Accounting Standards—In February 2013, the FASB issued ASU No. 2013-02, “Comprehensive Income (Topic 220): Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU No. 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU No. 2013-02 is required to be applied prospectively in interim and annual periods beginning after Dec. 15, 2012. Adoption of ASU No. 2013-02 did not have a material impact on the Company’s consolidated financial statements.

NOTE 4: DISCONTINUED OPERATIONS

On Aug. 4, 2014, the Company completed the spin-off of its principal publishing operations into an independent company, Tribune Publishing Company (“Tribune Publishing”), by distributing 98.5% of the outstanding shares of Tribune Publishing common stock to holders of the Company’s Common Stock and Warrants (the “Publishing Spin-off”). In the distribution, each holder of the Company’s Class A Common Stock, Class B Common Stock and Warrants received 0.25 of a share of Tribune Publishing common stock for each share of Common Stock or Warrant held as of the record date of July 28, 2014. Based on the number of shares of Common Stock and Warrants outstanding as of 5:00 P.M. Eastern time on July 28, 2014 and the distribution ratio, 25,042,263 shares of Tribune Publishing common stock were distributed to the Company stockholders and holders of Warrants and the Company retained 381,354 shares of Tribune Publishing common stock, representing 1.5% of outstanding common stock of Tribune Publishing. Subsequent to the distribution, Tribune Publishing became a separate publicly-traded company with its own board of directors and senior management team. Shares of Tribune Publishing common stock are listed on the New York Stock Exchange under the symbol “TPUB.” For further information regarding the Publishing Spin-off, see the registration statement on Form 10, as amended, filed with the SEC on July 21, 2014 and declared effective by the SEC on July 21, 2014. The registration statement is available through the SEC website at www.sec.gov.

The historical results of operations for Tribune Publishing have been reclassified to discontinued operations in the Company’s consolidated statements of operations and consolidated statements of comprehensive income for all periods presented herein.

The Company received a private letter ruling (“PLR”) from the Internal Revenue Service (“IRS”) which provides that the distribution and certain related transactions qualified as tax-free to the Company, Tribune

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Publishing and the Company’s stockholders and warrantholders for U.S. federal income tax purposes. Although a PLR from the IRS generally is binding on the IRS, the PLR does not rule that the distribution satisfies every requirement for a tax-free distribution, and the parties relied on the opinion of the Company’s special tax counsel that such additional requirements have been satisfied.

In connection with the Publishing Spin-off, the Company received a $275 million cash dividend from Tribune Publishing from a portion of the proceeds of a senior secured credit facility entered into by Tribune Publishing prior to the Publishing Spin-off. The full amount of the $275 million cash dividend was used to permanently repay $275 million of outstanding borrowings under the Company’s Term Loan Facility (as defined and described in Note 11).

The Company entered into a separation and distribution agreement, a tax matters agreement, a transition services agreement (the “TSA”), an employee matters agreement and certain other agreements with Tribune Publishing that govern the relationships between Tribune Publishing and the Company following the Publishing Spin-off.

Separation and Distribution Agreement

The separation and distribution agreement with Tribune Publishing sets forth the key provisions relating to the separation of Tribune Publishing and its related businesses from those of the Company and the distribution of 98.5% of the shares of Tribune Publishing common stock to holders of Common Stock and Warrants. The separation and distribution agreement identifies the entities and assets to be transferred to, and the liabilities and contracts to be assumed by, Tribune Publishing or the Company, as applicable, in the separation, and describes when and how these transfers and assumptions will occur.

The separation and distribution agreement also provides that, subject to certain exceptions, Tribune Publishing and the Company will indemnify each other and certain related parties, from and against any and all damages, losses, liabilities, and expenses relating to, arising out of, or resulting from, among other things: (i) their respective businesses, their assets and liabilities and their subsidiaries’ assets and liabilities (in the case of Tribune Publishing, after giving effect to the separation and distribution); (ii) their failure or the failure of certain related persons to discharge any of their, or their subsidiaries’, respective liabilities (in the case of Tribune Publishing, after giving effect to the separation and distribution or any obligation arising out of the publishing business or its assets); and (iii) a breach by the other party of the separation and distribution agreement or the various ancillary agreements.

Tax Matters Agreement

The Company entered into a tax matters agreement with Tribune Publishing that governs the respective rights, responsibilities and obligations of the Company and Tribune Publishing following the distribution with respect to taxes, including the Company’s and Tribune Publishing’s obligations to file tax returns and remit taxes, control over tax contests and the Company’s and Tribune Publishing’s obligations to cooperate after the distribution in tax return preparation and record-keeping matters.

The tax matters agreement generally provides that the Company will be responsible for all taxes (other than taxes on the distribution and related transactions) for periods before the distribution that are reportable on any tax return that includes the Company or one of its non-Tribune Publishing subsidiaries, and Tribune Publishing or one of its subsidiaries will be responsible for all such taxes reportable on any tax return that includes Tribune Publishing or its subsidiaries but does not include any non-Tribune Publishing subsidiaries. The Company retains responsibility for all taxes relating to the formation of and its ongoing investment in Newsday Holdings LLC.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The tax matters agreement also provides for certain restrictions on Tribune Publishing’s ability to pursue strategic or other transactions, or to take certain actions, in order to preserve the tax-free status of the distribution. The tax matters agreement further provides that Tribune Publishing and certain Tribune Publishing subsidiaries will indemnify the Company for (i) taxes on the distribution and related transactions resulting from (A) any of their actions (or failures to take certain actions) that disqualify the distribution and related transactions as tax-free or (B) any issuance of stock by Tribune Publishing or any of its affiliates or change in ownership of any such entities (other than changes in ownership solely caused by the Company) that would cause Section 355(d), Section 355(e) or Section 355(f) of the IRC to apply to the distribution, (ii) taxes on the distribution and related transactions resulting from the disqualification of the distribution due to breaches by Tribune Publishing of representations and covenants contained in the tax matters agreement and (iii) taxes of Tribune Publishing attributable to the Tribune Publishing business for which the Company is not otherwise responsible and that are not related to the distribution or any related transaction. The Company will indemnify Tribune Publishing for (i) taxes of the Company and (ii) taxes of Tribune Publishing resulting from the distribution and related transactions unless, in each case, Tribune Publishing or certain Tribune Publishing subsidiaries are otherwise responsible for such taxes as described above. However, if the distribution is taxable as a result of certain actions by both parties, the liability for such taxes is shared equally between the Company and Tribune Publishing.

Transition Services Agreement

Pursuant to the TSA, the Company provides Tribune Publishing with certain specified services on a transitional basis for a period of up to two years following the Publishing Spin-off, including support in areas such as human resources, risk management, treasury, technology, legal, real estate, procurement, and advertising and marketing in a single market. In addition, the TSA outlines the services that Tribune Publishing provides the Company on a transitional basis, including in areas such as human resources, technology, legal, procurement, accounting, digital advertising operations, advertising, marketing, event management and fleet maintenance, and other areas where the Company may need assistance and support following the Publishing Spin-off. The charges for the transition services generally allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the services, plus, in some cases, the allocated direct costs of providing the services, generally without profit.

Employee Matters Agreement

The Company and Tribune Publishing entered into an employee matters agreement that addresses the treatment of employees and former employees of each of the Company and Tribune Publishing with respect to their participation in employee benefit plans that existed prior to the distribution or that Tribune Publishing established in connection with or following the distribution, as well as certain other human resources matters relating to employee programs and labor contracts. In general, except for certain pension matters, Tribune Publishing retained all liabilities with respect to the employment of all their employees and former employees (other than employees of discontinued businesses) and the Company retained all liabilities pertaining to other current or former employees, including liabilities arising with respect to benefit plans prior to the distribution. Notwithstanding the foregoing, the Company retained all liabilities relating to Company-sponsored defined benefit pension plans but did not retain any liabilities relating to Tribune Publishing’s employees’ participation in multiemployer pension plans. The employee matters agreement also addresses the treatment of equity compensation for employees of both companies in connection with the distribution, including adjustments to equity awards held by the Company’s employees to preserve the fair value of such awards as well as the cancellation and replacement of equity awards held by Tribune Publishing employees with equity awards in the common stock of Tribune Publishing.

The results of discontinued operations for the year ended Dec. 29, 2013, for Dec. 31, 2012, and for the years ended Dec. 30, 2012 and Dec. 25, 2011 include the historical results of Tribune Publishing prior to the

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Publishing Spin-off on August 4, 2014. Summarized results of the Company’s discontinued operations and the impact of associated Publishing Spin-off adjustments are as follows (in thousands):

	Successor	Predecessor
	Year Ended Dec. 29, 2013		Year Ended
		Dec. 31, 2012	Dec. 30, 2012	Dec. 25, 2011
Operating revenues	$1,755,989	$—	$1,911,851	$1,917,068
Operating profit	149,906	—	145,553	115,235
Loss on equity investments, net	(1,187)	—	(1,540)	(900)
Interest income	35	—	5	132
Interest expense (1)	(11,042)	—	(37)	(55)
Other non-operating gain, net	—	—	—	11
Reorganization items, net	(284)	(173,449)	(381)	313

Income (loss) before income taxes	137,428	(173,449)	143,600	114,736
Income tax expense (benefit)	58,815	(69,548)	4,747	3,647

Income (loss) from discontinued operations, net of taxes	$78,613	$(103,901)	$138,853	$111,089

(1)	In connection with the Publishing Spin-off, the Company received a $275 million cash dividend from Tribune Publishing from a portion of the proceeds of a senior secured credit facility entered into by Tribune Publishing. The full amount of the $275 million cash dividend was used to permanently pay down $275 million of outstanding borrowings under the Company’s Term Loan Facility (as defined and described in Note 11). Interest expense associated with the Company’s outstanding debt was allocated to discontinued operations based on the ratio of the $275 million cash dividend received from Tribune Publishing to the total outstanding indebtedness during 2013 under the debt facilities entered into by the Company subsequent to the emergence from bankruptcy and totaled $11 million for the year ended Dec. 29, 2013. Interest expense included in discontinued operations for the years ended Dec. 30, 2012 and Dec. 25, 2011 relates to capital leases held by Tribune Publishing and does not include any allocated interest expense from the Company’s debt facilities while in bankruptcy.
(2)	The effective tax rate on pretax income from discontinued operations was 42.8% for the year ended Dec. 29, 2013. This rate differs from the U.S. federal statutory rate of 35% primarily due to state income taxes (net of federal benefit) and the impact of certain nondeductible transaction costs. While the Company operated as an S Corporation, the effective tax rate on pretax income from discontinued operations was 3.3% and 3.2% for the years ended Dec. 30, 2012 and Dec. 25, 2011, respectively.

The results of discontinued operations for the year ended Dec. 29, 2013 also include $15 million of transaction costs, including legal and professional fees, incurred by the Company to complete the Publishing Spin-off. No such costs were incurred on Dec. 31, 2012 and in the years ended Dec. 30, 2012 and Dec. 25, 2011.

In conjunction with the Company’s emergence from bankruptcy, the Company consummated an internal restructuring pursuant to the terms of the Plan. These restructuring transactions included, among other things, establishing a number of real estate holding companies. On December 21, 2012, the majority of the land and buildings owned by Tribune Publishing were transferred to these newly established real estate holding companies. In 2013, Tribune Publishing entered into lease agreements with the real estate holding companies to lease back certain land and buildings that were transferred. The initial term of these lease agreements was either five or ten years, with two optional renewal terms. Prior to the Publishing Spin-off, the revenues and expenses related to these lease agreements were treated as intercompany transactions and were not separately reflected in the Company’s consolidated financial statements. The real estate holding companies were not included in the Publishing Spin-off. Subsequent to the Publishing Spin-off, the Company has reclassified the historical intercompany rental revenues related to these leases for 2013 totaling $39 million into other revenues as an increase to income from continuing operations in the Company’s consolidated statements of operations due to the continuing lease arrangements between the Company and Tribune Publishing following the Publishing Spin-off.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Similarly, the historical intercompany rental costs of $39 million incurred by Tribune Publishing in 2013 under these leases have been reclassified as a reduction of income from discontinued operations, net in the Company’s consolidated statements of operations. There was no impact to the Company consolidated net income for any periods prior to the Publishing Spin-off as a result of these reclassifications.

The following is a summary of the assets and liabilities distributed to Tribune Publishing on August 4, 2014 in connection with the Publishing Spin-off (in thousands):

Assets:
Current Assets
Cash and cash equivalents	$59,030
Restricted cash	27,500
Accounts receivable, net	187,153
Inventories	14,623
Deferred income taxes	32,557
Prepaid expenses and other	20,956

Total current assets	341,819

Property, plant and equipment, net	160,087
Other Assets
Goodwill	35,450
Intangible assets, net	73,300
Investments	1,924
Other long-term assets	10,179
Deferred income taxes	12,352

Total other assets	133,205

Total Assets	$635,111

Liabilities:
Current Liabilities
Accounts payable	$39,422
Employee compensation and benefits	98,156
Debt due within one year	12,680
Deferred revenue	74,505
Accrued expenses and other current liabilities	31,031

Total current liabilities	255,794

Non-Current Liabilities
Postretirement, medical life and other benefits	45,255
Long-term debt	333,820
Other obligations	19,589

Total non-current liabilities	398,664

Net Liabilities Contributed to Tribune Publishing	$(19,347)

As of the date of the Publishing Spin-off, the Company allocated approximately $2 million of accumulated other comprehensive income to Tribune Publishing, relating primarily to post-retirement medical and life insurance benefits. The Company has no material contingent liabilities relating to the discontinued operations subsequent to the date of the Publishing Spin-off.

NOTE 5: CHANGES IN OPERATIONS AND NON-OPERATING ITEMS

Employee Reductions—The Company identified reductions in its staffing levels of approximately 870 positions in 2013, 900 positions in 2012 and 700 positions in 2011. The Company recorded pretax charges for severance and related expenses totaling $19 million in 2013 ($17 million at publishing and $2 million at

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

broadcasting), $15 million in 2012 ($14 million at publishing and $1 million at broadcasting) and $17 million in 2011 ($15 million at publishing, $1 million at broadcasting and $1 million at corporate). All of these charges are included in selling, general and administrative expenses in the Successor’s and Predecessor’s consolidated statements of operations. The accrued liability for severance and related expenses is reflected in employee compensation and benefits in the Company’s consolidated balance sheets and was $12 million and $4 million at Dec. 29, 2013 and Dec. 30, 2012, respectively.

Changes to the accrued liability for severance and related expenses were as follows (in thousands):

Balance at Dec. 25, 2011 (Predecessor)	$6,919
Additions	15,028
Payments	(17,996)

Balance at Dec. 30, 2012 (Predecessor)	$3,951
Additions	19,492
Payments	(11,803)

Balance at Dec. 29, 2013 (Successor)	$11,640

Non-Operating Items—Non-operating items for 2013, 2012 and 2011 are summarized as follows (in thousands):

	Successor	Predecessor
	2013	2012	2011
Loss on extinguishment of debt	$(28,380)	$—	$—
Gain on investment transactions, net	150	21,811	295
Write-down of investments	—	(7,041)	—
Other non-operating gain (loss), net	(1,492)	294	(595)

Total non-operating items	$(29,722)	$15,064	$(300)

Non-operating items in 2013 included a $28 million pretax loss on the extinguishment of the Exit Financing Facilities (as defined and described in Note 11), which includes the write-off of unamortized debt issuance costs and discounts of $17 million and a prepayment premium of $11 million. See Note 11 for further information on the extinguishment of the Exit Financing Facilities.

Non-operating items in 2012 included a $22 million pretax gain on the sale of the Company’s 47.3% interest in Legacy.com, Inc. (“Legacy”). On April 2, 2012, the Company and the other shareholders of Legacy closed a transaction to sell their collective interests in Legacy to a third party. The Company received net proceeds of $22 million. See Note 9 for additional information.

In 2012, the Company recorded non-cash pretax charges totaling $7 million to write down two of its equity method investments. These write-downs resulted from declines in the fair value of the investments that the Company determined to be other than temporary. These investments constitute nonfinancial assets measured at fair value on a nonrecurring basis in the Company’s consolidated balance sheet and are classified as Level 3 assets in the fair value hierarchy established under ASC Topic 820, “Fair Value Measurement and Disclosures.” See Note 13 for a description of the hierarchy’s three levels.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6: ASSETS HELD FOR SALE

Assets Held for Sale—Assets held for sale consisted of the following (in thousands):

	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012
Real estate	$—	$8,853

In 2011, the Predecessor commenced a process to sell one of its vacated facilities located in Melville, New York, which had previously been leased to a subsidiary of Cablevision Systems Corporation in connection with the Newsday Transactions (see Note 9 for further information). Accordingly, the $9 million carrying value of the land, building and improvements was included in assets held for sale in the Predecessor’s consolidated balance sheet as of Dec. 30, 2012. As a result of the adoption of fresh-start reporting, the carrying values of the land, building and improvements were adjusted to a fair value of approximately $10 million on the Effective Date. The transaction closed on March 28, 2013 for net proceeds of approximately $10 million.

NOTE 7: INVENTORIES

Inventories consisted of the following (in thousands):

	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012
Newsprint	$13,831	$12,215
Supplies and other	391	10,034

Total inventories	$14,222	$22,249

As discussed in Note 3, effective Dec. 31, 2012 and in conjunction with the adoption of fresh-start reporting, Reorganized Tribune Company elected to change its costing method from the LIFO method to the FIFO method for newsprint inventories. In addition, effective Dec. 31, 2012, Reorganized Tribune Company elected to change its accounting policy whereby ink, spare parts and other consumables used in production are expensed upon acquisition and are no longer recorded into inventory in the Successor’s consolidated balance sheet.

Supplies and other inventory at Dec. 30, 2012 primarily included ink, spare parts and other consumables used in production. Newsprint inventories valued under the LIFO method at Dec. 30, 2012 were less than then current cost by $6 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8: GOODWILL, OTHER INTANGIBLE ASSETS AND INTANGIBLE LIABILITIES

Goodwill, other intangible assets, and other intangible liabilities consisted of the following (in thousands):

	Successor			Predecessor
	Dec. 29, 2013			Dec. 30, 2012
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Other intangible assets subject to amortization (1)
Affiliate relationships (useful life of 16 years)	$212,000	$(13,250)	$198,750	$—	$—	$—
Advertiser relationships (useful life of 2 to 13 years)	182,332	(23,032)	159,300	—	—	—
Network affiliation agreements (useful life of 5 to 16 years)	362,000	(8,811)	353,189	174,286	(63,763)	110,523
Retransmission consent agreements (useful life of 7 to 12 years)	830,100	(16,782)	813,318	—	—	—
Other customer relationships (useful life of 2 to 14 years)	60,962	(5,729)	55,233	163,656	(113,547)	50,109
Technology (useful life of 7 to 12 years)	58,000	(4,755)	53,245	—	—	—
Advertiser backlog (useful life of 6 months)	29,290	(483)	28,807	—	—	—
Other (useful life of 2 to 15 years)	27,989	(6,488)	21,501	27,464	(21,029)	6,435

Total	$1,762,673	$(79,330)	1,683,343	$365,406	$(198,339)	167,067

Other intangible assets not subject to amortization
Newspaper mastheads			31,800			6,000
FCC licenses			786,600			187,412
Trade name			14,800			—

Total other intangible assets, net			2,516,543			360,479
Goodwill
Television and Entertainment			3,601,300			286,095
Digital and Data			198,565			123,337
Discontinued Operations			15,331			—

Total goodwill			3,815,196			409,432

Total goodwill and other intangible assets			$6,331,739			$769,911

Intangible liabilities subject to amortization
Broadcast rights intangible liabilities	$(223,999)	$30,757	$(193,242)	$—	$—	$—
Lease contract intangible liabilities	(754)	266	(488)	—	—	—

Total intangible liabilities subject to amortization	$(224,753)	$31,023	$(193,730)	$—	$—	$—

(1)	Useful lives presented in the table above represent those used by the Successor.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The changes in the carrying amounts of intangible assets during the years ended Dec. 29, 2013 and Dec. 30, 2012 were as follows (in thousands):

	Television and Entertainment	Digital and Data	Corporate and Other	Discontinued Operations	Total
Other intangible assets subject to amortization
Balance as of Dec. 25, 2011 (Predecessor)	$148,426	$4,460	$198	$31,160	$184,244
Additions	750	275	—	820	1,845
Amortization	(10,594)	(1,269)	(198)	(6,985)	(19,046)
Foreign currency translation adjustment	—	24	—	—	24

Balance as of Dec. 30, 2012 (Predecessor)	$138,582	$3,490	$—	$24,995	$167,067
Fresh-start reporting adjustments	557,051	106,748	—	10,093	673,892

Balance as of Dec. 31, 2012 (Successor)	$695,633	$110,238	$—	$35,088	$840,959
Acquisitions (1)	962,877	2,014	—	—	964,891
Additions	—	—	—	175	175
Amortization (2)	(106,911)	(9,213)	—	(6,581)	(122,705)
Foreign currency translation adjustment	—	23	—	—	23

Balance as of Dec. 29, 2013 (Successor)	$1,551,599	$103,062	$—	$28,682	$1,683,343

Other intangible assets not subject to amortization
Balance as of Dec. 25, 2011 and Dec. 30, 2012 (Predecessor)	$187,412	$—	$—	$6,000	$193,412
Fresh-start reporting adjustments	487,763	—	—	25,800	513,563

Balance as of Dec. 31, 2012 (Successor)	$675,175	$—	$—	$31,800	$706,975
Acquisitions (1)	126,925	—	—	—	126,925
Impairment charge	(700)	—	—	—	(700)

Balance as of Dec. 29, 2013 (Successor)	$801,400	$—	$—	$31,800	$833,200

Goodwill
Gross balance as of Dec. 25, 2011 (Predecessor)	$1,440,628	$123,329	$—	$3,192,707	$4,756,664
Accumulated impairment losses as of Dec. 25, 2011	(1,154,533)	—	—	(3,192,707)	(4,347,240)

Balance as of Dec. 25, 2011 (Predecessor)	$286,095	$123,329	$—	$—	$409,424
Foreign currency translation adjustment	—	8	—	—	8

Balance as of Dec. 30, 2012 (Predecessor)	$286,095	$123,337	$—	$—	$409,432
Fresh-start reporting adjustments	1,903,055	74,208	—	15,331	1,992,594

Balance as of Dec. 31, 2012 (Successor)	$2,189,150	$197,545	$—	$15,331	$2,402,026
Acquisitions (1)	1,412,150	1,008	—	—	1,413,158
Foreign currency translation adjustment	—	12	—	—	12

Balance as of Dec. 29, 2013 (Successor)	$3,601,300	$198,565	$—	$15,331	$3,815,196

Total goodwill and other intangible assets as of Dec. 29, 2013 (Successor)	$5,954,299	$301,627	$—	$75,813	$6,331,739

(1)	See Note 10 for additional information regarding acquisitions.
(2)	Amortization of intangible assets includes $1 million related to lease contract intangible assets and is recorded in cost of sales or selling, general and administrative expense, if applicable, in the Successor’s consolidated statements of operations.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As described in Note 2, the Company recorded contract intangible liabilities totaling $227 million in connection with the adoption of fresh-start reporting on the Effective Date. Of this amount, approximately $226 million was related to contracts for broadcast rights programming not yet available for broadcast. In addition, the Company recorded $9 million of intangible liabilities related to contracts for broadcast rights programming in connection with the Local TV Acquisition on Dec. 27, 2013 (see Note 10). These intangible liabilities are reclassified as a reduction of broadcast rights assets in the Successor’s consolidated balance sheet as the programming becomes available for broadcast and subsequently amortized as a reduction of cost of sales in the Successor’s consolidated statement of operations in accordance with the Company’s methodology for amortizing the related broadcast rights.

The net changes in the carrying amounts of intangible liabilities on Dec. 31, 2012 and during 2013 were as follows (in thousands):

	Television and Entertainment	Digital and Data	Corporate and Other	Discontinued Operations	Total
Intangible liabilities subject to amortization
Balance as of Dec. 30, 2012 (Predecessor)	$—	$—	$—	$—	$—
Fresh-start reporting adjustments	(226,472)	—	—	(545)	(227,017)

Balance as of Dec. 31, 2012 (Successor)	$(226,472)	$—	$—	$(545)	$(227,017)
Acquisitions	(9,344)	—	—	—	(9,344)
Amortization and reclassifications (1)	42,414	—	—	217	42,631

Balance as of Dec. 29, 2013 (Successor)	$(193,402)	$—	$—	$(328)	$(193,730)

(1)	Amortization and reclassifications of intangible liabilities includes $12 million of net reclassifications which are reflected as a reduction of broadcast rights assets in the Successor’s consolidated balance sheet at Dec. 29, 2013.

As disclosed in Note 3, the Company reviews goodwill and other indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that an asset may be impaired, in accordance with ASC Topic 350.

In September 2011, the FASB issued amended guidance that simplified how entities test for goodwill impairment. This guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a two-step goodwill impairment test. The Company early adopted this guidance for its annual goodwill impairment test that was conducted as of the fourth quarter of 2011. In performing the 2011 goodwill impairment test, the Company assessed the relevant qualitative factors and concluded that it is more likely than not that the fair values of its reporting units are greater than their carrying amounts. After reaching this conclusion, no further testing was performed. The qualitative factors the Company considered included, but were not limited to, the Company’s recent and forecasted financial performance and general economic conditions. In July 2012, the FASB issued similar guidance for testing indefinite-lived intangible assets for impairment.

As of the fourth quarter of 2012 and 2013, respectively, the Company conducted its annual goodwill impairment test utilizing the two-step impairment test in accordance with ASC Topic 350. No impairment charges were recorded.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In the fourth quarter of 2013, the Company recorded a non-cash pretax impairment charge of $1 million related to the Company’s FCC licenses in connection with its annual impairment review under ASC Topic 350. The estimated fair value of each of the Company’s FCC licenses was based on discounted future cash flows for a hypothetical start-up television station in the respective market that achieves and maintains an average revenue share for four years and has an average cost structure. FCC licenses evaluated for impairment under ASC 350 in the fourth quarter of 2013 excluded the FCC licenses recorded in connection with the Local TV Acquisition (see Note 10) and pertained to 19 television markets. The Company’s fourth quarter 2013 impairment review determined that the FCC license in one of these markets was impaired. This impairment was primarily due to a decline in market share for a hypothetical start-up television station in this market. The fair value of this FCC license was determined to be $18 million.

The Company’s newspaper masthead intangible assets, FCC licenses and trade name constitute nonfinancial assets measured at fair value on a nonrecurring basis in the Company’s consolidated balance sheets. These nonfinancial assets are classified as Level 3 assets in the fair value hierarchy established under ASC Topic 820. See Note 13 for a description of the hierarchy’s three levels.

The determination of estimated fair values of goodwill and other indefinite-lived intangible assets requires many judgments, assumptions and estimates of several critical factors, including projected revenues and related growth rates, projected operating margins and cash flows, estimated income tax rates, capital expenditures, market multiples and discount rates, as well as specific economic factors such as market share for broadcasting and royalty rates for the newspaper mastheads and trade name intangibles. For the Company’s FCC licenses, significant assumptions also include start-up operating costs for an independent station, initial capital investments and market revenue forecasts. The Company utilized a 10% discount rate and terminal growth rates ranging from 1.75% to 2.25% to estimate the fair values of its FCC licenses in the fourth quarter of 2013. Fair value estimates for each of the Company’s indefinite-lived intangible assets are inherently sensitive to changes in these estimates, particularly with respect to the FCC licenses. Adverse changes in expected operating results and/or unfavorable changes in other economic factors could result in non-cash impairment charges in the future under ASC Topic 350.

Amortization expense relating to amortizable intangible assets, excluding lease contract intangible assets, is expected to be approximately $213 million in 2014, $180 million in 2015, $180 million in 2016, $177 million in 2017 and $177 million in 2018. Net rent expense resulting from the amortization of lease contract intangible assets and liabilities is expected to be approximately $1 million for each of the next 5 years. Amortization of broadcast rights contract intangible assets and liabilities is expected to result in a net reduction in broadcast rights expense of approximately $45 million in 2014, $43 million in 2015, $37 million in 2016, $21 million in 2017 and $18 million in 2018.

NOTE 9: INVESTMENTS

Investments consisted of the following (in thousands):

	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012
Equity method investments	$2,145,651	$588,497
Cost method investments	17,511	16,923

Total investments	$2,163,162	$605,420

Equity Method Investments—As discussed in Note 2, the carrying value of the Company’s investments was increased by $1.615 billion to a fair value aggregating $2.224 billion as of the Effective Date. Of the $1.615

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

billion increase, $1.108 billion was attributable to the Company’s share of theoretical increases in the carrying values of the investees’ amortizable intangible assets had the fair value of the investments been allocated to the identifiable intangible assets of the investees’ in accordance with ASC Topic 805. The remaining $507 million of the increase was attributable to goodwill and other identifiable intangibles not subject to amortization, including trade names. The Company amortizes the differences between the fair values and the investees’ carrying values of the identifiable intangible assets subject to amortization and records the amortization (the “amortization of basis difference”) as a reduction of income on equity investments, net in its consolidated statements of operations. In the year ended Dec. 29, 2013, income on equity investments, net was reduced by such amortization of $98 million. The identifiable net intangible assets subject to amortization of basis difference have a weighted average remaining useful life of approximately 17 years as of Dec. 29, 2013.

The Company’s equity method investments at Dec. 29, 2013 included the following private companies:

Company	% Owned
CIPS Marketing Group, Inc.	50%
CareerBuilder, LLC	32%
Classified Ventures, LLC	28%
HomeFinder.com, LLC	33%
Journatic, LLC	35%
McClatchy/Tribune Information Services	50%
NimbleTV, Inc	23%
quadrantONE LLC	25%
Television Food Network, G.P.	31%
Topix, LLC	34%

Income from equity investments, net reported in the Company’s consolidated statements of operations consisted of the following (in thousands):

	Successor	Predecessor
	2013	2012	2011
Income from equity investments, net, before amortization of basis difference	$242,341	$198,407	$188,209
Amortization of basis difference	(98,287)	(1,257)	(1,636)

Income from equity investments, net	$144,054	$197,150	$186,573

Cash distributions from the Company’s equity method investments were as follows (in thousands):

	Successor	Predecessor
	2013	2012	2011
Cash distributions from equity investments	$207,994	$232,319	$71,021

Distributions received from the Company’s investments in CareerBuilder, LLC (“CareerBuilder”) and CV in 2013 and 2012 exceeded the Company’s cumulative earnings in each of these equity investments. As a result, the Company determined these distributions to be a return of investment and, therefore, presented such distributions totaling $54 million in 2013 and $114 million in 2012 as an investing activity in the Company’s consolidated statements of cash flows for 2013 and 2012. See below for further discussion on these distributions from CareerBuilder and CV.

TV Food Network—The Company’s investment in Television Food Network, G.P. (“TV Food Network”) totaled $1.422 billion (as adjusted for the application of fresh-start reporting as described above), $345 million

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and $299 million at Dec. 29, 2013, Dec. 30, 2012 and Dec. 25, 2011, respectively. The Company recognized equity income from TV Food Network of $96 million in 2013, $160 million in 2012 and $138 million in 2011. The Company received cash distributions from TV Food Network totaling $154 million in 2013, $114 million in 2012 and $70 million in 2011.

TV Food Network owns and operates “The Food Network”, a 24-hour lifestyle cable television channel focusing on food and related topics. As further described below, TV Food Network also owns and operates “The Cooking Channel”, a cable television channel primarily devoted to cooking instruction, food information and other related topics. TV Food Network’s programming is distributed by cable and satellite television systems.

On Aug. 27, 2010, a subsidiary of Scripps Networks Interactive, Inc. (“Scripps”), the indirect controlling partner of TV Food Network, contributed the membership interests of Cooking Channel, LLC (the “Cooking Channel”) to TV Food Network, resulting in the Cooking Channel becoming a wholly-owned subsidiary of TV Food Network. The terms and conditions of the contribution of the Cooking Channel are set forth in a contribution agreement dated Feb. 11, 2011 entered into by Tribune (FN) Cable Ventures, Inc. (“TCV”), which holds the Company’s interest in TV Food Network, TV Food Network and certain subsidiaries of Scripps. On Feb. 11, 2011, TCV also entered into a subscription option agreement with certain subsidiaries of Scripps and TV Food Network pursuant to which TCV would make a pro rata capital contribution of $53 million in order to maintain its 31% interest in TV Food Network. On Feb. 11, 2011, the Predecessor submitted a motion to the Bankruptcy Court seeking entry of an order permitting TCV to make such a capital contribution. The motion was approved by the Bankruptcy Court on Feb. 25, 2011. TCV made the capital contribution of $53 million to TV Food Network on Feb. 28, 2011 and continues to recognize its 31% proportionate interest in the equity income of TV Food Network. As a result of the contribution, the Company recognized amortization of $1 million and $2 million which reduced income from equity investments, net in 2012 and 2011, respectively.

On Dec. 12, 2013, the Company and Scripps entered into a settlement agreement to resolve certain matters related to the calculation and amount of a management fee charged by Scripps to TV Food Network for certain shared costs for years 2011 and 2012 as well as to resolve the amount and methodology for calculating the management fee for years 2013 and 2014. As a result of the settlement, the Company received a distribution of $12 million in January 2014 related to previously calculated management fees for years 2011 and 2012. This distribution was reflected as an increase to income on equity investments, net in the Company’s consolidated statement of operations for the year ended Dec. 29, 2013.

The partnership agreement governing TV Food Network provides that the partnership shall, unless certain actions are taken by the partners, dissolve and commence winding up and liquidating TV Food Network upon the first to occur of certain enumerated liquidating events, one of which is a specified date of Dec. 31, 2014. The Company would be entitled to its proportionate share of distributions to partners in the event of a liquidation, which the partnership agreement provides would occur as promptly as is consistent with obtaining fair market value for the assets of TV Food Network. The partnership agreement also provides that the partnership may be continued or reconstituted in certain circumstances. The Company intends to initiate discussions with Scripps in the near future about the continuation of the partnership.

CareerBuilder and CV—In the fourth quarter of 2013, CareerBuilder and CV declared and paid dividends of which the Company’s portion was $29 million and $25 million, respectively. In the fourth quarter of 2012, CareerBuilder and CV declared dividends of which the Company’s portion was $32 million and $21 million, respectively. In 2012, the Company received cash distributions totaling $48 million from CareerBuilder, including $16 million of dividends declared in November 2011 that were distributed from a segregated account in February 2012 and $66 million of cash distributions from CV, including $45 million of dividends declared in December 2011 and December 2010 that were distributed from a segregated account in February 2012.

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The Company records revenue related to CareerBuilder and CV classified advertising products placed on affiliated digital platforms. Such amounts totaled approximately $115 million for 2013, $112 million for 2012 and $107 million for 2011. These revenues are recorded within publishing advertising revenues in the Company’s consolidated statements of operations.

On Feb. 28, 2014, CV entered into an agreement to sell its Apartments.com business for $585 million in cash to CoStar Group, Inc. The transaction is subject to regulatory approval and is expected to close in the second quarter of 2014. The Company’s share of the proceeds from the transaction is expected to total approximately $160 million before taxes, which will be distributed at closing.

Summarized Financial Information—Summarized financial information for TV Food Network is as follows (in thousands):

	Fiscal Year
	2013	2012	2011
Revenues, net	$1,031,320	$982,009	$878,664
Operating income	$520,942	$521,876	$445,310
Net income	$511,235	$538,787	$457,692

	Dec. 29, 2013	Dec. 30, 2012
Current assets	$789,146	$730,293
Non-current assets	$162,800	$165,484
Current liabilities	$92,176	$70,921
Non-current liabilities	$704	$179

Summarized financial information for CareerBuilder and CV is as follows (in thousands):

	Fiscal Year
	2013	2012	2011
Revenues, net	$1,096,799	$997,108	$896,388
Operating income	$183,800	$116,203	$124,902
Net income	$224,052	$149,838	$157,106

	Dec. 29, 2013	Dec. 30, 2012
Current assets	$314,596	$279,671
Non-current assets	$502,392	$470,163
Current liabilities	$271,097	$260,458
Non-current liabilities	$51,782	$39,893
Redeemable non-controlling interest	$14,618	$10,654

Other—On April 2, 2012, the Company and the other shareholders of Legacy closed a transaction to sell their collective interests in Legacy to a third party. During the second quarter of 2012, the Company recorded a non-operating pretax gain of $22 million on the sale of its interest in Legacy. The Company received net proceeds of $22 million upon the closing of the transaction.

Write-downs of investments, gains and losses on investment sales, and gains and losses from other investment transactions are included as non-operating items in the Company’s consolidated statements of operations. In 2012, the Company recorded non-cash pretax charges totaling $7 million to write down two of its equity method investments. These write-downs resulted from declines in the fair value of the investments that the Company determined to be other than temporary. These investments constitute nonfinancial assets measured at

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fair value on a nonrecurring basis in the Company’s consolidated balance sheet and are classified as Level 3 assets in the fair value hierarchy established under ASC Topic 820, “Fair Value Measurement and Disclosures.” See Note 13 for a description of the hierarchy’s three levels.

The Company does not guarantee any indebtedness or other obligations for any of its equity method investees.

Cost Method Investments—All of the Company’s cost method investments in private companies are recorded at cost, net of write-downs resulting from periodic evaluations of the carrying value of the investments. The Company’s cost method investments primarily consist of investments in New Cubs LLC (as defined and described below), Newsday LLC (as defined and described below) and PMI.

Chicago Cubs Transactions—On Aug. 21, 2009, the Company and a newly-formed limited liability company, Chicago Baseball Holdings, LLC, and its subsidiaries (collectively, “New Cubs LLC”), among other parties, entered into an agreement (the “Cubs Formation Agreement”) governing the contribution of certain assets and liabilities related to the businesses of the Chicago Cubs Major League Baseball franchise (the “Chicago Cubs”) owned by the Company and its subsidiaries to New Cubs LLC. The contributed assets included, but were not limited to, the Chicago Cubs Major League, spring training and Dominican Republic baseball operations, Wrigley Field, certain other real estate used in the business, and the 25.34% interest in Comcast SportsNet Chicago, LLC, which operates a local sports programming network in the Chicago area (collectively, the “Chicago Cubs Business”). On Aug. 24, 2009, the Debtors filed a motion in the Bankruptcy Court seeking approval for the Company’s entry into the Cubs Formation Agreement and to perform all transactions necessary to effect the contribution of the Chicago Cubs Business to New Cubs LLC. On the same day, the Debtors announced that Tribune CNLBC, the principal entity holding the assets and liabilities of the Chicago Cubs, would commence a Chapter 11 case at a future date as a means of implementing the transactions contemplated by the Cubs Formation Agreement. On Sept. 24, 2009, the Bankruptcy Court authorized the Debtors to perform the transactions contemplated by the Cubs Formation Agreement. On Oct. 6, 2009, Major League Baseball announced unanimous approval of the transactions by the 29 other Major League Baseball franchises. Tribune CNLBC filed the CNLBC Petition on Oct. 12, 2009, and the Bankruptcy Court granted Tribune CNLBC’s motion to approve the proposed contribution of the Chicago Cubs Business and related assets and liabilities to New Cubs LLC by an order entered on Oct. 14, 2009. The transactions contemplated by the Cubs Formation Agreement and the related agreements thereto (the “Chicago Cubs Transactions”) closed on Oct. 27, 2009. The Company and its contributing subsidiaries and affiliates received a special cash distribution of $705 million, retained certain accounts receivable and certain deferred revenue payments and had certain transaction fees paid on their behalf by New Cubs LLC. In total, these amounts were valued at approximately $740 million. The full amount of the special cash distribution, as well as collections on certain accounts receivable that Tribune CNLBC retained after the transaction, were deposited with Tribune CNLBC. Tribune CNLBC held the funds pending their distribution under a confirmed and effective Chapter 11 plan for the Company, Tribune CNLBC and their affiliates, or further order of the Bankruptcy Court. These funds were fully distributed to the Company’s creditors on the Effective Date.

As a result of these transactions, Ricketts Acquisition LLC (“RA LLC”) owns approximately 95% and the Company owns approximately 5% of the membership interests in New Cubs LLC. RA LLC has operational control of New Cubs LLC. The Company’s equity interest in New Cubs LLC is accounted for as a cost method investment and was recorded at fair value as of Oct. 27, 2009 based on the cash contributed to New Cubs LLC at closing. The carrying value of this investment was $8 million at Dec. 29, 2013 and Dec. 30, 2012.

The fair market value of the contributed Chicago Cubs Business exceeded its tax basis. The transaction was structured to comply with the partnership provisions of the IRC and related regulations. Accordingly, the

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distribution of the portion of the special distribution equal to the net proceeds of the debt facilities entered into by New Cubs LLC concurrent with the closing of these transactions did not result in an immediate taxable gain. The portion of the special distribution in excess of the net proceeds of such debt facilities is treated as taxable sales proceeds with respect to a portion of the contributed Chicago Cubs Business (see Note 15).

Concurrent with the closing of the transaction, the Company executed guarantees of collection of certain debt facilities entered into by New Cubs LLC. The guarantees are capped at $699 million plus unpaid interest. The guarantees are reduced as New Cubs LLC makes principal payments on the underlying loans. To the extent that payments are made under the guarantees, the Company will be subrogated to, and will acquire, all rights of the debt lenders against New Cubs LLC.

Newsday Transactions—On May 11, 2008, the Company entered into an agreement (the “Newsday Formation Agreement”) with CSC Holdings, Inc. (“CSC”) and NMG Holdings, Inc. to form a new limited liability company (“Newsday LLC”). On July 29, 2008, the Company consummated the closing of the transactions (collectively, the “Newsday Transactions”) contemplated by the Newsday Formation Agreement. Under the terms of the Newsday Formation Agreement, the Company, through Tribune ND, Inc. (formerly Newsday, Inc.) and other subsidiaries of the Company, contributed certain assets and related liabilities of the Newsday Media Group business (“NMG”) to Newsday LLC, and CSC contributed cash of $35 million and newly issued senior notes of Cablevision Systems Corporation (“Cablevision”) with a fair market value of $650 million to Newsday Holdings LLC (“NHLLC”). Concurrent with the closing of this transaction, NHLLC and Newsday LLC borrowed $650 million under a secured credit facility, and the Company received a special cash distribution of $612 million from Newsday LLC as well as $18 million of prepaid rent under two leases for certain facilities used by NMG and located in Melville, New York. Following the closing of the transaction, the Company retained ownership of these facilities. Borrowings under this facility are guaranteed by CSC and NMG Holdings, Inc., each a wholly-owned subsidiary of Cablevision and are secured by a lien on the assets of Newsday LLC and the assets of NHLLC, including $650 million of senior notes of Cablevision issued in 2008 and contributed by CSC. The Company agreed to indemnify CSC and NMG Holdings, Inc. with respect to any payments that CSC or NMG Holdings, Inc. makes under their guarantee of the $650 million of borrowings by NHLLC and Newsday LLC under their secured credit facility. In the event the Company is required to perform under this indemnity, the Company will be subrogated to and acquire all rights of CSC and NMG Holdings, Inc. against NHLLC and Newsday LLC to the extent of the payments made pursuant to the indemnity. From the July 29, 2008 closing date of the Newsday Transactions through the third anniversary of the closing date, the maximum amount of potential indemnification payments (“Maximum Indemnification Amount”) was $650 million. After the third anniversary, the Maximum Indemnification Amount was reduced by $120 million. The Maximum Indemnification Amount is reduced each year thereafter by $35 million until Jan. 1, 2018, at which point the Maximum Indemnification Amount is reduced to $0. The Maximum Indemnification Amount was $460 million and $495 million at Dec. 29, 2013 and Dec. 30, 2012, respectively.

The fair market value of the contributed NMG net assets exceeded their tax basis due to the Company’s low tax basis in the contributed intangible assets. However, the transaction did not result in an immediate taxable gain because the transaction was structured to comply with the partnership provisions of the IRC and related regulations.

As a result of these transactions, CSC, through NMG Holdings, Inc., owns approximately 97% and the Company owns approximately 3% of NHLLC. CSC has operational control of Newsday LLC. The Company accounts for its remaining equity interest as a cost method investment. The carrying value of this investment was $5 million at both Dec. 29, 2013 and Dec. 30, 2012. The Company’s investment in NHLLC constitutes a nonfinancial asset measured at fair value on a nonrecurring basis in the Company’s consolidated balance sheet

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

and is classified as a Level 3 asset in the fair value hierarchy established under ASC Topic 820. See Note 13 for a description of the hierarchy’s three levels.

Variable Interests—At Dec. 29, 2013 and Dec. 30, 2012, the Company held variable interests, as defined by ASC Topic 810, in CV, Topix, Newsday LLC and PMI. During 2010, the Company acquired a 9.54% interest in PMI, a privately held company, for an aggregate purchase price of $4 million and determined that it holds variable interests in PMI under the terms of its investment. The Company has determined that it is not the primary beneficiary of any of these entities and therefore has not consolidated any of them as of and for the periods presented in the accompanying consolidated financial statements. The Company’s loss exposure related to CV is limited to its equity investment, which was $403 million and $26 million at Dec. 29, 2013 and Dec. 30, 2012, respectively. The Company’s maximum loss exposure related to Topix is limited to its equity investment, which was $4 million at both Dec. 29, 2013 and Dec. 30, 2012. The Company’s maximum loss exposure related to PMI is limited to its equity investment which was $4 million at both Dec. 29, 2013 and Dec. 30, 2012.

NOTE 10: ACQUISITIONS

Local TV Acquisition

On Dec. 27, 2013, pursuant to a securities purchase agreement dated as of June 29, 2013, the Company acquired all of the issued and outstanding equity interests in Local TV for $2.725 billion in cash (the “Local TV Acquisition”), subject to certain final adjustments, principally funded by the Company’s Secured Credit Facility (see Note 11). As a result of the Local TV Acquisition, the Company became the owner of 16 television stations, including seven FOX Broadcasting Company television affiliates in Denver, Cleveland, St. Louis, Kansas City, Salt Lake City, Milwaukee and High Point/Greensboro/Winston-Salem; four CBS Corporation television affiliates in Memphis, Richmond, Huntsville and Fort Smith; one American Broadcasting Company television affiliates in Davenport/Moline; two National Broadcasting Company television affiliates in Des Moines and Oklahoma City; and two independent television stations in Fort Smith and Oklahoma City.

Concurrent with the Local TV Acquisition, pursuant to an asset purchase agreement dated as of July 15, 2013, between the Company, an affiliate of Oak Hill Capital Partners and Dreamcatcher, an entity formed in 2013 specifically to comply with FCC cross-ownership rules related to the Local TV Acquisition, Dreamcatcher acquired the FCC licenses and certain other assets and liabilities of Local TV’s television stations WTKR-TV, Norfolk, VA, WGNT-TV, Portsmouth, VA, and WNEP-TV, Scranton, PA (collectively the “Dreamcatcher Stations”) for $27 million (collectively, the “Dreamcatcher Transaction”). The Dreamcatcher Transaction was funded by the Dreamcatcher Credit Facility which the Company has guaranteed (see Note 11). The Company provides certain services to support the operations of the Dreamcatcher Stations, but, in compliance with FCC regulations, Dreamcatcher has responsibility for and control over programming, finances, personnel and operations of the Dreamcatcher Stations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Pursuant to ASC Topic 805, the purchase price has been allocated to the acquired assets and liabilities of Local TV based on estimated fair values. The allocation includes the assets and liabilities of the Dreamcatcher Stations as Dreamcatcher is considered to be a VIE and the Company is the primary beneficiary of the variable interests (see below for further discussion). The allocated fair value of acquired assets and assumed liabilities is summarized as follows (in thousands):

Consideration:
Cash	$2,816,101
Less: cash acquired	(65,567)

Net cash	$2,750,534

Allocated Fair Value of Acquired Assets and Assumed Liabilities:
Restricted cash and cash equivalents	201,922
Accounts receivable and other current assets	137,377
Property and equipment	170,795
Broadcast rights	26,468
FCC licenses	126,925
Network affiliation agreements	225,400
Advertiser backlog	29,290
Retransmission consent agreements	707,000
Broadcast rights intangible assets	1,187
Other assets	5
Accounts payable and other current liabilities	(50,249)
Senior Toggle Notes	(172,237)
Contracts payable for broadcast rights	(34,732)
Broadcast rights intangible liabilities	(9,344)
Deferred income taxes	(20,238)
Other liabilities	(1,185)

Total identifiable net assets	1,338,384

Goodwill	1,412,150

Total net assets acquired	$2,750,534

The allocation presented above is based upon management’s estimate of the fair values using valuation techniques including income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates. The definite-lived intangible assets will be amortized over a total weighted average period of 9 years, with a weighted average of 9 years for network affiliations, a weighted-average of 10 years for retransmission consent agreements, 1 year for the advertiser backlog and a weighted average of 4 years for the other intangible assets. The broadcast rights intangible liabilities will be amortized over the remaining weighted-average contractual period of 7 years. Acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and noncontractual relationships, as well as expected future synergies. Substantially all of the goodwill associated with the Local TV Acquisition is expected to be deductible for tax purposes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The results of the Company’s operations for the year ended Dec. 29, 2013, include the results of the acquired Local TV and Dreamcatcher Stations since Dec. 27, 2013. Net revenue and net income of the acquired stations included in the Company’s consolidated statement of operations for the three days ended Dec. 29, 2013 was $4 million and less than $1 million, respectively. Dreamcatcher Stations’ net revenues and net income for the three days ended Dec. 29, 2013 were less than $1 million.

Pro Forma Information

The following table sets forth unaudited pro forma results of operations of the Company assuming that the Local TV Acquisition, along with transactions necessary to finance the acquisition and the elimination of certain nonrecurring items, occurred on Dec. 26, 2011, the first day of the Company’s 2012 fiscal year (in thousands, except per share data):

	Unaudited
	Successor	Predecessor
	2013	2012
Total revenues	$3,464,962	$3,743,917
Net income	$222,422	$192,233
Basic and Diluted earnings per share attributable to common shareholders	$2.22	n/a

The above selected unaudited pro forma financial information is presented for illustrative purposes only and based on historical results of operations, adjusted for the allocation of the purchase price and other acquisition accounting adjustments, and is not necessarily indicative of results had the Company operated the acquired stations since the beginning of the Company’s 2012 fiscal year. The pro forma amounts reflect adjustments to depreciation expense, amortization of intangibles and amortization of broadcast rights intangibles related to the fair value adjustments of the assets acquired, additional interest expense related to the financing of the transactions, exclusion of nonrecurring financing costs, and the related tax effects of the adjustments.

In connection with this acquisition, the Company incurred a total of $17 million of costs primarily related to legal and other professional services, which were recorded in selling, general and administrative expenses in the Company’s consolidated statements of operations for the year ended Dec. 29, 2013. These costs were not included in the pro forma amounts for the year ended Dec. 29, 2013 and were instead shown as costs incurred in the year ended Dec. 30, 2012 pursuant to the pro forma disclosure requirements of ASC Topic 805.

Dreamcatcher—Dreamcatcher was formed in 2013 specifically to comply with FCC cross-ownership rules related to the Local TV Acquisition. On Dec. 27, 2013, Dreamcatcher acquired the FCC licenses, retransmission consent agreements, network affiliation agreements, contracts for broadcast rights and selected personal property (including transmitters, antennas and transmission lines) of the Dreamcatcher Stations for $27 million, funded by borrowings under the Dreamcatcher Credit Agreement (see Note 11). In connection with Dreamcatcher’s operation of the Dreamcatcher Stations, the Company entered into shared services agreements (“SSAs”) with Dreamcatcher pursuant to which it provides technical, promotional, back-office, distribution and limited programming services to the Dreamcatcher Stations in exchange for the Company’s right to receive certain payments from Dreamcatcher after satisfaction of operating costs and debt obligations. Pursuant to the SSAs, Dreamcatcher is guaranteed a minimum annual cumulative net cash flow of $0.2 million. As Dreamcatcher’s operating results are not material to the Company as a whole, the non-controlling interest related to Dreamcatcher is not presented separately in the Company’s consolidated financial statements for the year ended Dec. 29, 2013.

As disclosed in Note 3, the Company’s consolidated financial statements as of and for the year ended Dec. 29, 2013 include the results of operations and the financial position of Dreamcatcher. For financial

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

reporting purposes, Dreamcatcher is considered a VIE as a result of (1) shared service agreements that the Company has with the Dreamcatcher Stations, (2) Tribune Company’s guarantee of the obligations incurred under the Dreamcatcher Credit Facility (see Note 11), (3) the Company having power over significant activities affecting Dreamcatcher’s economic performance, and (4) purchase option granted by Dreamcatcher which permits the Company to acquire the assets and assume the liabilities of each Dreamcatcher Station at any time, subject to FCC’s consent and other conditions described below. The purchase option is freely exercisable or assignable by Tribune Company without consent or approval by Dreamcatcher or its members for consideration equal to the total outstanding balance of debt guaranteed by the Company, plus a fixed escalation fee. Substantially all of Dreamcatcher’s assets, except for its FCC licenses, collateralize its secured debt obligations under the Dreamcatcher Credit Facility and is guaranteed by the Company. The Company’s consolidated balance sheet as of Dec. 29, 2013 includes total assets, current liabilities and non-current liabilities of the Dreamcatcher stations valued at $119 million, $7 million and $24 million, respectively. The total assets include intangible assets of $114 million, broadcast rights of $3 million and personal property of $2 million. Current liabilities consist primarily of the current portion of the Dreamcatcher Credit Facility of $3 million and broadcast rights payable of $4 million. Non-current liabilities consist primarily of the long-term portion of the Dreamcatcher Credit Facility of $24 million.

Other Acquisitions

The Company’s other acquisitions in 2013 and 2011 were not significant; the Company made no acquisitions in 2012. The results of the other acquired companies and the related transaction costs were not material to the Company’s consolidated financial statements in each respective period and were included in the consolidated statements of operations since their respective dates of acquisition.

Information for acquisitions made in 2013 (excluding Local TV) and 2011 is as follows (in thousands):

	Successor	Predecessor
	2013	2011
Fair value of assets acquired (1)	$3,095	$2,385
Liabilities assumed	1,297	1,251

Net cash paid	$1,798	$1,134

(1)	Includes intangible assets, net of acquisition-related deferred taxes.

On Jan. 31, 2014, the Company completed an acquisition of Gracenote, Inc. for $170 million, subject to certain final adjustments. Gracenote provides music and video content and technologies to numerous entertainment products and brands, featuring descriptions of more than 180 million tracks and TV listings for 30 countries.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11: DEBT

Debt, including the amounts classified as liabilities subject to compromise at Dec. 30, 2012, consisted of the following (in thousands):

	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012
Term Loan Facility due 2020, effective interest rate of 4.04%, net of unamortized discount of $9,423	$3,763,577	$—
Dreamcatcher Credit Facility due 2018, effective interest rate of 4.08%, net of unamortized discount of $67	26,933	—
9.25%/10% Senior Toggle Notes due 2015 (1)	172,237	—
Tranche B Term Facility due 2014	—	7,722,825
Revolving Credit Facility expiring 2013	—	266,636
Tranche X Facility due 2009	—	512,000
Bridge Facility	—	1,600,000
Medium-term notes due 2008	—	69,670
4.875% notes due 2010	—	450,000
7.25% debentures due 2013	—	82,083
5.25% notes due 2015	—	330,000
7.5% debentures due 2023	—	60,385
6.61% debentures due 2027	—	84,960
7.25% debentures due 2096	—	148,000
Subordinated promissory notes due 2018, effective interest rate of 17%	—	235,300
Interest rate swaps	—	154,281
PHONES debt related to Time Warner stock, due 2029	—	759,253
Other obligations	2,437	4,671

Total debt	$3,965,184	$12,480,064

(1)	On Dec. 27, 2013, the Company provided a notice to holders of the Senior Toggle Notes that it intended to redeem the notes within a thirty-day period. The Senior Toggle Notes were fully repaid on Jan. 27, 2014. See below for further discussion.

At Dec. 30, 2012, substantially all of the Predecessor’s prepetition debt was in default due to the filing of the Chapter 11 Petitions. Debt subject to compromise in the Predecessor’s Chapter 11 cases is included in liabilities subject to compromise in the Predecessor’s consolidated balance sheet at Dec. 30, 2012 and was reported at the claim amounts expected to be allowed by the Bankruptcy Court, even though they were expected to be settled for lesser amounts. Debt not subject to compromise at Dec. 30, 2012 is principally comprised of capital lease obligations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Maturities—The Company’s debt and other obligations outstanding as of Dec. 29, 2013 mature as shown below (in thousands):

2014 (1)	$204,709
2015	40,553
2016	40,466
2017	50,847
2018	37,711
Thereafter	3,590,898

Total	$3,965,184

(1)	Includes the $172 million outstanding balance related to the Senior Toggle Notes which were fully repaid on Jan. 27, 2014. See below for further discussion.

In accordance with ASC Topic 852, following the Petition Date, the Predecessor discontinued recording interest expense on debt classified as a liability subject to compromise.

Debt is classified as follows in the consolidated balance sheets (in thousands):

	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012
Current Liabilities:
Current portion of term loans, net of unamortized discount of $1,246	$30,089	$—
Senior Toggle Notes	172,237	—
Current portion of other obligations	2,383	2,658

Total debt due within one year	204,709	2,658

Non-Current Liabilities:
Long-term portion of term loans, net of unamortized discount of $8,244	3,760,421	—
Long-term portion of other obligations	54	2,013

Total long-term debt	3,760,475	2,013
Liabilities Subject to Compromise	—	12,475,393

Total Debt	$3,965,184	$12,480,064

On the Effective Date, substantially all of the Predecessor’s prepetition liabilities at Dec. 30, 2012 were settled or otherwise satisfied under the Plan including: (i) the aggregate $225 million subordinated promissory notes (plus accrued and unpaid interest) held by the Zell Entity and certain other minority interest holders, (ii) all of the Predecessor’s other outstanding notes and debentures and the indentures governing such notes and debentures (other than for purposes of allowing holders of the notes to receive distributions under the Plan and allowing the trustees for the senior noteholders and PHONES to exercise certain limited rights) and (iii) the Predecessor’s prepetition credit facilities applicable to the Debtors (other than for purposes of allowing creditors under the Credit Agreement to receive distributions under the Plan and allowing the administrative agent for such facilities to exercise certain limited rights).

At Dec. 30, 2012, there was a total of $66 million of prepetition letters of credit outstanding under a prepetition letter of credit subfacility that was part of a $750 million revolving credit facility that was a component of the Credit Agreement. Substantially all of the prepetition letters of credit have been cancelled and replaced with new letters of credit. On the Effective Date, new letters of credit totaling $19 million were issued

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under a new $300 million secured asset-based revolving credit facility. Subsequent to the Effective Date, additional letters of credit aggregating $34 million were issued under the ABL Exit Facility (as defined below) as replacements for the prepetition letters of credit. Additionally, on the Effective Date, letters of credit aggregating $1 million and outstanding under the prepetition letter of credit subfacility at Dec. 30, 2012 have not been replaced but became part of the $300 million ABL Exit Facility (as defined below). Subsequent to the Local TV Acquisition, letters of credit outstanding under the ABL Exit Facility became part of the Revolving Credit Facility (as defined below). At Dec. 29, 2013, the Company had $77 million of letters of credit outstanding under the Revolving Credit Facility.

Exit Financing Facilities—On the Effective Date, Reorganized Tribune Company as borrower, along with certain of its operating subsidiaries as guarantors, entered into a $1.100 billion secured term loan facility with a syndicate of lenders led by JPMorgan (the “Term Loan Exit Facility”). Reorganized Tribune Company as borrower, along with certain of its operating subsidiaries as additional borrowers or guarantors, also entered into a secured asset-based revolving credit facility of $300 million, subject to borrowing base availability, with a syndicate of lenders led by Bank of America, N.A. (the “ABL Exit Facility” and together with the Term Loan Exit Facility, the “Exit Financing Facilities”). The proceeds from the Term Loan Exit Facility were used to fund certain required payments under the Plan (see Note 1). In connection with entering into the Secured Credit Facility (as defined and described below) to fund the Local TV Acquisition (see Note 10), the Exit Financing Facilities were terminated and repaid in full on Dec. 27, 2013. The lenders under the Term Loan Exit Facility received $1.106 billion consisting of $1.095 billion in principal and accrued interest and a prepayment premium of $11 million. There were no amounts outstanding under the ABL Exit Facility at the time of termination. The Company recognized a loss of $28 million on the extinguishment of the Term Loan Exit Facility in its consolidated statement of operations for the year ended Dec. 29, 2013, which includes the prepayment premium of $11 million, unamortized debt issuance costs of $7 million and an unamortized original issuance discount of $10 million.

Senior Secured Credit Facility—On Dec. 27, 2013, in connection with its acquisition of Local TV, the Company as borrower, along with certain of its operating subsidiaries as guarantors, entered into a $4.073 billion secured credit facility with a syndicate of lenders led by JPMorgan (the “Secured Credit Facility”). The Secured Credit Facility consists of a $3.773 billion term loan facility (the “Term Loan Facility”) and a $300 million revolving credit facility (the “Revolving Credit Facility”). The proceeds of the Term Loan Facility were used to pay the purchase price for Local TV and refinance the existing indebtedness of Local TV and the Term Loan Exit Facility. The proceeds of the Revolving Credit Facility are available for working capital and other purposes not prohibited under the Secured Credit Facility. The Revolving Credit Facility includes borrowing capacity for letters of credit and for borrowings on same-day notice, referred to as “swingline loans”. Borrowings under the Revolving Credit Facility are subject to the satisfaction of customary conditions, including absence of defaults and accuracy of representations and warranties. Under the terms of the Secured Credit Facility, the amount of the Term Loan Facility and/or the Revolving Credit Facility may be increased and/or one or more additional term or revolving facilities may be added to the Secured Credit Facility by entering into one or more incremental facilities, subject to a cap equal to the greater of (x) $1 billion and (y) the maximum amount that would not cause the Company’s net first lien senior secured leverage ratio (treating debt incurred in reliance of this basket as secured on a first lien basis whether or not so secured), as determined pursuant to the terms of the Secured Credit Facility, to exceed 4.50:1.00.

The Term Loan Facility bears interest, at the election of the Company, at a rate per annum equal to either (i) the sum of LIBOR, adjusted for statutory reserve requirements on Euro currency liabilities (“Adjusted LIBOR”), subject to a minimum rate of 1.0%, plus an applicable margin of 3.0% or (ii) the sum of a base rate determined as the highest of (a) the federal funds effective rate from time to time plus 0.5%, (b) the prime rate of interest announced by the administrative agent as its prime rate, and (c) Adjusted LIBOR plus 1.0% (“Alternative

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Base Rate”), plus an applicable margin of 2.0%. Loans under the Revolving Credit Facility bear interest, at the election of the Company, at a rate per annum equal to either (i) Adjusted LIBOR plus an applicable margin of 3.0% or (ii) the Alternative Base Rate plus an applicable margin of 2.0% until the date the compliance certificate is delivered under the Secured Credit Facility for the period ending March 30, 2014. Thereafter, the applicable margin will be either 2.75% or 3.0% for Adjusted LIBOR Loans and either 1.75% or 2.0% for Alternative Base Rate Loans, based on the Company’s net first lien senior secured leverage ratio for the applicable period. The Revolving Credit Facility also includes a fee on letters of credit equal to the applicable margin for Adjusted LIBOR loans and a letter of credit issuer fronting fee equal to 0.125% per annum, in each case, calculated based on the stated amount of letters of credit and payable quarterly in arrears, in addition to the customary charges of the issuing bank. Under the terms of the Revolving Credit Facility, the Company is also required to pay a commitment fee of 0.375% per annum, payable quarterly in arrears, calculated based on the unused portion of the Revolving Credit Facility, until the date the compliance certificate is delivered under the Secured Credit Facility for the period ending March 30, 2014. Thereafter, the commitment fee will be 0.25%, 0.375% or 0.50% based on the Company’s net first lien senior secured leverage ratio for the applicable period. Overdue amounts under the Term Loan Facility and the Revolving Credit Facility are subject to additional interest of 2.0% per annum.

Quarterly installments in an amount equal to 0.25% of the original principal amount of the Term Loan Facility are due beginning March 31, 2014. All amounts outstanding under the Term Loan Facility are due and payable on Dec. 27, 2020. The Company may repay the term loans at any time without premium penalty, subject to breakage costs and a 1% prepayment premium if the Term Loan Facility is prepaid in connection with a repricing transaction (as described in the Secured Credit Facility) prior to June 27, 2014. Availability under the Revolving Credit Facility will terminate, and all amounts outstanding under the Revolving Credit Facility will be due and payable on Dec. 27, 2018, but the Company may repay outstanding loans under the Revolving Credit Facility at any time without premium or penalty.

The Company is required to prepay the Term Loan Facility: (i) with the proceeds from certain material asset dispositions (but excluding proceeds from dispositions of publishing assets, real estate and its equity investments in CareerBuilder, LLC and Classified Ventures, LLC, and, in certain instances, Television Food Network, G.P.), provided that Tribune Company prior to making any prepayment has rights to reinvest the proceeds to acquire assets for use in its business; within specified periods of time, (ii) with the proceeds from the issuance of new debt (other than debt permitted to be incurred under the Secured Credit Facility) and (iii) commencing with the 2014 fiscal year, 50% (or, if the Company’s net first lien senior secured leverage ratio, as determined pursuant to the terms of the Secured Credit Facility, is less than or equal to 4.00:1.00, then 0%) of “excess cash flow” generated by Tribune Company for the fiscal year, as determined pursuant to the terms of the Secured Credit Facility credit agreement, less the aggregate amount of optional prepayments under the Revolving Credit Facility to the extent that such prepayments are accompanied by a permanent optional reduction in commitments under the Revolving Credit Facility, and subject to a $500 million minimum liquidity threshold before any such prepayment is required, provided that the Company’s mandatory prepayment obligations in the case of clause (i) (asset sales) and clause (iii) (excess cash flow) do not apply at any time during which the Company’s public corporate family rating issued by Moody’s is Baa3 or better and public corporate rating issued by S&P is BBB- or better. The loans under the Revolving Credit Facility also must be prepaid and the letters of credit cash collateralized or terminated to the extent the extensions of credit under the Revolving Credit Facility exceed the amount of the revolving commitments.

The Revolving Credit Facility includes a covenant which requires the Company to maintain a net first lien leverage ratio of at least 5.75 to 1.00 for each period of four consecutive fiscal quarters most recently ended beginning with the period ending March 30, 2014. Beginning with the period ending March 29, 2015, the covenant requires the Company to maintain a net first lien leverage ratio of at least 5.25 to 1.00 for each period of four consecutive fiscal quarters most recently ended. The covenant is only required to be tested at the end of

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each fiscal quarter if the aggregate amount of revolving loans, swingline loans and letters of credit (other than undrawn letters of credit and letters of credit that have been fully cash collateralized) outstanding exceed 25% of the amount of revolving commitments.

The Secured Credit Facility is secured by a first priority lien on substantially all of the personal property and assets of the Company and its domestic subsidiaries, subject to certain exceptions. The obligations of the Company under the Secured Credit Facility are guaranteed by all of Tribune Company’s wholly-owned domestic subsidiaries, other than certain excluded subsidiaries (the “Guarantors”). The Secured Credit Facility contains customary limitations, including, among other things, on the ability of the Company and its subsidiaries to incur indebtedness and liens, sell assets, make investments and pay dividends to its shareholders. In addition, the Company and the Guarantors guarantee the obligations of Dreamcatcher under its $27 million senior secured credit facility (the “Dreamcatcher Credit Facility”) entered into in connection with Dreamcatcher’s acquisition of the Dreamcatcher stations (see Note 10). The obligations of the Company and the Guarantors under the Dreamcatcher Credit Facility are secured on a pari passu basis with its obligations under the Secured Credit Facilities.

The Term Loan Facility was issued at a discount of 25 basis points, totaling $9 million, which will be amortized to interest expense by the Company over the expected term of the facility utilizing the effective interest rate method.

The Company incurred transaction costs totaling $78 million in connection with the Term Loan Facility. These costs were classified in other assets in the Company’s consolidated balance sheet at Dec. 29, 2013. These transaction costs will be amortized to interest expense by the Company over the contractual term of the Term Loan Facility.

Senior Toggle Notes—In conjunction with the acquisition of Local TV on Dec. 27, 2013 (see Note 10), the Company provided a notice to holders of the Senior Toggle Notes that it intended to redeem such notes within a thirty-day period. On Dec. 27, 2013, the Company deposited $202 million with the Trustee ($174 million of which, inclusive of accrued interest of $2 million, was payable to third parties and the remaining $28 million was payable to a subsidiary of the Company), together with irrevocable instructions to apply the deposited money to the full repayment of the Senior Toggle Notes. At Dec. 29, 2013, the $202 million deposit is presented as restricted cash and cash equivalents on the Company’s consolidated balance sheet. The Senior Toggle Notes were fully repaid on Jan. 27, 2014 through the use of the deposited funds held by the Trustee, including amounts owed to the Company’s subsidiary.

Prepetition Credit Agreements—On May 17, 2007, the Predecessor entered into the $8.028 billion senior secured Credit Agreement, as amended on June 4, 2007. The Credit Agreement consisted of the following facilities: (a) a $1.50 billion Senior Tranche X Term Loan Facility (the “Tranche X Facility”), (b) a $5.515 billion Senior Tranche B Term Loan Facility (the “Tranche B Facility”), (c) a $263 million Delayed Draw Senior Tranche B Term Loan Facility (the “Delayed Draw Facility”) and (d) a $750 million Revolving Credit Facility (the “Predecessor Revolving Credit Facility”). The Credit Agreement also provided a commitment for an additional $2.105 billion in new incremental term loans under the Tranche B Facility (the “Incremental Facility”). Accordingly, the aggregate amount of the facilities provided under the Credit Agreement totaled $10.133 billion. On June 4, 2007, proceeds from the Tranche X Facility and the Tranche B Facility were used by the Predecessor in connection with the consummation of the Share Repurchase (see Note 1) and to refinance the Predecessor’s former five-year credit agreement and former bridge credit agreement.

On Dec. 20, 2007, the Predecessor entered into (i) a $1.6 billion senior unsecured interim loan agreement (the “Interim Credit Agreement”) and (ii) a number of increase joinders pursuant to which the Incremental

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Facility became a part of the Tranche B Facility under the Credit Agreement (the Incremental Facility and Tranche B Facility are hereinafter referred to collectively as the Tranche B Facility). The Interim Credit Agreement contained the $1.6 billion twelve-month Bridge Facility. The total proceeds of $3.705 billion from the Bridge Facility and the Incremental Facility were used by the Predecessor, among other ways, in connection with the consummation of the Merger and for general corporate purposes.

The Predecessor Revolving Credit Facility was due to mature on June 4, 2013 and included a letter of credit subfacility in an amount up to $250 million and a swing line facility in an amount up to $100 million. At Dec. 30, 2012 the borrowings outstanding under the Predecessor Revolving Credit Facility totaled $267 million.

On the Effective Date, the Debtors’ obligations in respect of these agreements were settled or otherwise satisfied under the Plan.

Prepetition Debt Guarantees and Security Interests—Borrowings under the Credit Agreement were guaranteed on a senior basis by certain of the Predecessor’s direct and indirect U.S. subsidiaries and secured by a pledge of the equity interests of Tribune Broadcasting Holdco, LLC and Tribune Finance, LLC, two subsidiaries of the Predecessor. The Predecessor’s other senior notes and senior debentures were secured on an equal and ratable basis with the borrowings under the Credit Agreement as required by the terms of the indentures governing such notes and debentures. Borrowings under the Interim Credit Agreement are unsecured, but were guaranteed on a senior subordinated basis by certain of the Predecessor’s direct and indirect U.S. subsidiaries.

Prepetition Interest Rate Hedging Instruments—Under the terms of the Credit Agreement, the Predecessor was required to enter into hedge arrangements to offset a percentage of its interest rate exposure under the Credit Agreement and other debt with respect to borrowed money. On July 2, 2007, the Predecessor entered into an International Swap and Derivatives Association, Inc. (“ISDA”) Master Agreement, a schedule to the 1992 ISDA Master Agreement and, on July 3, 2007, the Predecessor entered into three interest rate swap confirmations (collectively, the “Swap Documents”) with Barclays. The Swap Documents provided for (i) a two-year hedge with respect to $750 million in notional amount, (ii) a three-year hedge with respect to $1 billion in notional amount and (iii) a five-year hedge with respect to $750 million in notional amount. The Swap Documents effectively converted a portion of the variable rate borrowings under the Tranche B Facility in the Credit Agreement to a weighted average fixed rate of 5.31% plus a margin of 300 basis points.

On Aug. 12, 2008, the Predecessor entered into an ISDA Master Agreement, and, on Aug. 14, 2008, the Predecessor entered into an interest rate cap confirmation with Citibank N.A. (“Citibank”). This transaction effectively capped LIBOR at 4.25% with respect to $2.5 billion in notional amount outstanding under the Tranche B Facility for a three-year period expiring July 21, 2011. The premium cost associated with the interest rate cap was $29 million which was to be paid by the Predecessor to Citibank in quarterly installments, along with accrued interest, over the life of the agreement. Payment of the interest rate cap premium was collateralized by a letter of credit issued under the Revolving Credit Facility in favor of Citibank. Following the filing of the Chapter 11 Petitions, the unpaid balance related to the interest rate cap premium became due and payable. Citibank therefore drew on the letter of credit to satisfy the unpaid balance.

Prior to Oct. 21, 2008, these interest rate swaps and the interest rate cap were accounted for as cash flow hedges under ASC Topic 815 as these instruments were deemed to be highly effective. Effective Oct. 21, 2008, the Predecessor made an election under its Credit Agreement to convert the variable interest rate applicable to its borrowings under the Tranche B Facility from LIBOR plus a margin of 300 basis points to an applicable base rate plus 200 basis points. As a result of this election, the Predecessor was required to de-designate these interest rate swaps and the interest rate cap as effective hedges. Effective Oct. 21, 2008, the Predecessor began recognizing the changes in the fair value of these instruments currently as non-operating gains and losses in its consolidated statements of operations.

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As a result of the filing of the Chapter 11 Petitions, the counterparties to the Swap Documents terminated the interest rate swaps and asserted claims in Bankruptcy Court for the balance owed according to the ISDA Master Agreement. In 2008, the Predecessor adjusted the liabilities for these interest rate swaps to estimated fair value as of the Petition Date determined pursuant to the terms of the Swap Documents. The interest rate cap, however, was not terminated by the counterparty. Therefore, the Predecessor continued to recognize the changes in the fair value of its interest rate cap as non-operating gains and losses in periods subsequent to the filing of the Chapter 11 Petitions.

The Predecessor was also a party to an additional interest rate swap agreement related to the 2023 Debentures which effectively converted the fixed 7.5% rate to a variable rate based on LIBOR. This agreement was a fair value hedge under ASC Topic 815 and was used to manage exposure to market risk associated with changes in interest rates. Prior to the filing of the Chapter 11 Petitions, the changes in fair value of the interest rate swap asset were recorded as a change in a corresponding interest rate swap liability. Subsequent to the filing of the Chapter 11 Petitions, the counterparty terminated the interest rate swap agreement as of the Petition Date and the swap was therefore no longer an effective hedge in accordance with ASC Topic 815. Subsequent to the termination of the swap agreement related to the 2023 Debentures, the counterparty notified the Predecessor that it or one of its affiliates holds $38 million of the 2023 Debentures. Pursuant to the terms of the Plan, the dispute over the Predecessor’s interests in the $42 million unpaid value of the interest rate swap asset and the Debtors’ obligations relating to the $38 million of 2023 Debentures for which setoff has been asserted by the counterparty were preserved and transferred to the Litigation Trust for the benefit of creditors on the Effective Date. Therefore, subsequent to the issuance of the Confirmation Order, the Predecessor wrote off the net $3 million unpaid value of the interest rate swap to reorganization costs, net in the Predecessor’s consolidated statements of operations during the third quarter of 2012.

In the Predecessor’s Dec. 30, 2012 consolidated balance sheet, the amounts expected to be allowed by the Bankruptcy Court for the three interest rate swaps related to a $2.5 billion notional amount of the Predecessor’s variable rate borrowings are classified as liabilities subject to compromise. On the Effective Date, the Debtors’ obligations in respect of these interest rate swaps were settled or otherwise satisfied under the Plan.

Subordinated Promissory Notes—Following the consummation of the Merger, the Zell Entity purchased from the Predecessor a $225 million subordinated promissory note due Dec. 20, 2018 at a stated interest rate of 4.64%. Thereafter and prior to the Petition Date, the Zell Entity assigned minority interests in the subordinated promissory note to certain permitted assignees. The note was recorded at an estimated fair value of $60 million, resulting in a discount of $165 million. Before the Petition Date, the discount was being amortized and included in interest expense over the term of the note using an effective interest rate of 17%. Upon the filing of the Chapter 11 Petitions, the Predecessor increased the carrying value of the note to $235 million, its par value plus payable in-kind interest. On the Effective Date, the Debtors’ obligations in respect of the subordinated promissory notes were settled or otherwise satisfied under the Plan.

Exchangeable Subordinated Debentures due 2029 (“PHONES”)—In 1999, the Predecessor issued 8 million PHONES for an aggregate principal amount of approximately $1.3 billion. The principal amount was equal to the value of 16 million shares of Time Warner common stock at the closing price of $78.50 per share on April 7, 1999. The terms of the PHONES required quarterly interest payments at an annual rate of 2% of the initial principal.

Effective Dec. 31, 2007 and until the Predecessor’s filing of the Chapter 11 Petitions, the Predecessor elected to account for the PHONES utilizing the fair value option under ASC Topic 825, “Financial Instruments.” Accordingly, the Predecessor reduced the book value of the PHONES to their fair value of $420 million on Dec. 31, 2007. The Predecessor made this election as the fair value of the PHONES was readily

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

determinable based on quoted market prices. The Predecessor recorded changes in the fair value of the PHONES subsequent to Dec. 31, 2007 and until the Petition Date currently as non-operating gains and losses in its consolidated statements of operations.

At any time up to the Petition Date, holders of the PHONES could exchange a PHONES for an amount of cash equal to 95% (or 100% under certain circumstances) of the market value of two shares of Time Warner common stock. Effective upon the Predecessor’s filing of the Chapter 11 Petitions, the Predecessor increased the carrying value of its PHONES debt for PHONES not submitted for exchange by $621 million to par value, representing the claim amount expected to be allowed in Bankruptcy Court, and discontinued utilizing the fair value option under ASC Topic 825. At the Petition Date, the outstanding principal balance of the PHONES not submitted for exchange was $702 million. The total carrying value of the PHONES at Dec. 30, 2012 was $759 million, comprised of $702 million for PHONES not submitted for exchange and $57 million for PHONES exchanges that were not settled prior to the Petition Date.

On April 9, 2012, the Bankruptcy Court determined that the allowed amount of the claims filed on account of the PHONES was $759 million (plus unpaid interest that accrued between Nov. 15, 2008 and Dec. 8, 2008). On the Effective Date, the Debtors’ obligations in respect of the PHONES and PHONES exchanges were settled or otherwise satisfied under the Plan.

NOTE 12: CONTRACTS PAYABLE FOR BROADCAST RIGHTS

At Dec. 29, 2013, contracts payable for broadcast rights totaled $220 million. At Dec. 30, 2012, contracts payable for broadcast rights totaled $261 million, which included $83 million classified as liabilities subject to compromise in the Predecessor’s consolidated balance sheet. The remaining $178 million of contracts payable for broadcast rights at Dec. 30, 2012 are classified in the Predecessor’s consolidated balance sheets as current or long-term liabilities in accordance with the payment terms of the contracts. Pursuant to the terms of the Plan and subject to certain specified exceptions, on the Effective Date, all contracts payable for broadcast rights of the Debtors were deemed assumed in accordance with, and subject to, the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code.

The scheduled future obligations under contractual agreements for broadcast rights at Dec. 29, 2013 were as follows (in thousands):

2014	$139,146
2015	37,157
2016	23,774
2017	13,527
2018	5,998
Thereafter	486

Total	$220,088

NOTE 13: FAIR VALUE MEASUREMENTS

The Company measures and records in its consolidated financial statements certain assets and liabilities at fair value. ASC Topic 820 establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). This hierarchy consists of the following three levels:

•	Level 1—Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

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•	Level 2—Assets and liabilities whose values are based on inputs other than those included in Level 1, including quoted market prices in markets that are not active; quoted prices of assets or liabilities with similar attributes in active markets; or valuation models whose inputs are observable or unobservable but corroborated by market data.

•	Level 3—Assets and liabilities whose values are based on valuation models or pricing techniques that utilize unobservable inputs that are significant to the overall fair value measurement.

At both Dec. 29, 2013 and Dec. 30, 2012, the Company had no financial assets or liabilities that are measured at fair value on a recurring basis.

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

The carrying values of cash and cash equivalents, restricted cash and cash equivalents, trade accounts receivable and trade accounts payable approximate fair value due to their short term to maturity.

Estimated fair values and carrying amounts of the Company’s financial instruments that are not measured at fair value on a recurring basis are as follows (in thousands):

	Successor		Predecessor
	Dec. 29, 2013		Dec. 30, 2012
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Cost method investments	$17,511	$17,511	$16,923	$16,923
Senior Toggle Notes	$172,237	$172,237	$—	$—
Term Loan Facility	$3,758,851	$3,763,577	$—	$—
Dreamcatcher Credit Facility	$26,899	$26,933	$—	$—

The following methods and assumptions were used to estimate the fair value of each category of financial instruments.

Cost Method Investments—Cost method investments in private companies are recorded at cost, net of write-downs resulting from periodic evaluations of the carrying value of the investments. No events or changes in circumstances occurred during 2013 or 2012 that suggested a significant adverse effect on the fair value of the Company’s investments. The carrying value of the cost method investments at both Dec. 29, 2013 and Dec. 30, 2012 approximated fair value.

Senior Toggle Notes—The carrying amount of the Company’s Senior Toggle Notes at Dec. 29, 2013 approximates fair value based on the short term to maturity.

Term Loan Facility—The fair value of the Company’s Term Loan Facility at Dec. 29, 2013 is based on pricing from observable market information in a non-active market and is classified in Level 2 of the fair value hierarchy.

Dreamcatcher Credit Facility—The fair value of the Company’s Dreamcatcher Credit Facility at Dec. 29, 2013 is based on pricing from observable market information for similar instruments in a non-active market and is classified in Level 2 of the fair value hierarchy.

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Assets Measured at Fair Value on a Nonrecurring Basis—In 2012, the Predecessor recorded non-cash pretax charges totaling $7 million related to the write-downs of two of its equity method investments. These write-downs resulted from a decline in the fair value of the investments that the Predecessor determined to be other than temporary. The estimated fair value of one of these investments was based primarily on consideration of the fair value of the investee’s individual assets and liabilities at Dec. 30, 2012. The estimated fair value of the other investment was based on a valuation model that incorporated market, income, and cost valuation methods. The valuation inputs for each investment are not highly observable as these investments are not actively traded on an open market. Therefore, these investments are classified as Level 3 assets in the fair value hierarchy.

Predecessor Debt—The table above excludes the Predecessor’s debt and derivative instruments with a carrying value of $12.475 billion that were classified as liabilities subject to compromise at Dec. 30, 2012. The amounts and payment terms of debt and derivative instruments included in liabilities subject to compromise were established in connection with the Plan. Accordingly, the fair value of these liabilities could not be reasonably estimated at Dec. 30, 2012 and such amounts are not meaningful.

NOTE 14: COMMITMENTS AND CONTINGENCIES

Broadcast Rights—The Company has entered into certain contractual commitments for broadcast rights that are not currently available for broadcast, including programs not yet produced. In accordance with ASC Topic 920, such commitments are not included in the Company’s consolidated financial statements until the cost of each program is reasonably determinable and the program is available for its first showing or telecast. If programs are not produced, the Company’s commitments would expire without obligation. Payments for broadcast rights generally commence when the programs become available for broadcast. At Dec. 29, 2013 and Dec. 30, 2012, these contractual commitments totaled $879 million and $707 million, respectively.

Operating Leases—The Company leases certain equipment and office and production space under various operating leases. Net lease expense was $38 million in 2013, $35 million in 2012 and $37 million in 2011.

The Company’s future minimum lease payments under non-cancelable operating leases at Dec. 29, 2013 were as follows (in thousands):

2014	$40,054
2015	31,464
2016	24,822
2017	18,344
2018	14,675
Thereafter	42,113

Total	$171,472

Pursuant to the terms of the Plan and subject to certain specified exceptions, on the Effective Date, all unexpired prepetition leases of the Debtors that were not previously assumed or rejected pursuant to Section 365 of the Bankruptcy Code or rejected pursuant to the Plan were deemed assumed in accordance with, and subject to, the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code.

Other Commitments—At Dec. 29, 2013, the Company had commitments related to the purchase of transportation, news and market data services, and talent contracts totaling $220 million.

The Company is a party to various arrangements with third-party suppliers to purchase newsprint. Under these arrangements, the Company agreed to purchase 35,000 metric tons of newsprint in 2014, subject to certain limitations, based on market prices at the time of purchase.

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FCC Regulation—Various aspects of the Company’s operations are subject to regulation by governmental authorities in the United States. The Company’s television and radio broadcasting operations are subject to FCC jurisdiction under the Communications Act of 1934, as amended. FCC rules, among other things, govern the term, renewal and transfer of radio and television broadcasting licenses, and limit the number of media interests in a local market that a single entity can own. Federal law also regulates the rates charged for political advertising and the quantity of advertising within children’s programs.

Television and radio broadcast station licenses are granted for terms of up to eight years and are subject to renewal by the FCC in the ordinary course, at which time they may be subject to petitions to deny the license renewal applications. As of March 28, 2014, the Company had FCC authorization to operate 39 television stations and one AM radio station. Renewal applications for 17 of those stations are currently pending. Eleven additional renewal applications are expected to be filed with the FCC in 2014.

Under the FCC’s “Local Television Multiple Ownership Rule” (the “Duopoly Rule”), the Company may own up to two television stations within the same Nielsen Designated Market Area (“DMA”) (i) provided certain specified signal contours of the stations do not overlap, (ii) where certain specified signal contours of the stations overlap but no more than one of the stations is a top 4-rated station and the market will continue to have at least eight independently-owned full power stations after the station combination is created or (iii) where certain waiver criteria are met. The Company owns duopolies permitted under the “top-4/8 voices” test in the Seattle, Denver, St. Louis, Indianapolis, Oklahoma City and New Orleans DMAs. Duopoly Rule waivers granted in connection with the FCC’s approval of the Company’s plan of reorganization (the “Exit Order”) or the Local TV Acquisition (the “Local TV Transfer Order”) authorize the Company’s ownership of duopolies in the New Haven-Hartford and Fort Smith-Fayetteville DMAs, and full power “satellite” stations in the Denver and Indianapolis DMAs.

Under the FCC’s “Newspaper Broadcast Cross Ownership Rule” (the “NBCO Rule”), the Company generally is prohibited from owning daily newspapers and broadcast stations in the same market. The Company’s Chicago market radio/television/newspaper combination has been permanently grandfathered by the FCC. The Company’s television/newspaper interests in the New York, Los Angeles, Miami-Fort Lauderdale and Hartford-New Haven markets are subject to temporary waivers of the NBCO Rule granted in the Exit Order. On Nov. 12, 2013, the Company filed with the FCC a request for extension of the temporary NBCO Rule waivers granted in the Exit Order. That request is pending. The Duopoly Rule and the NBCO Rule are subject to re-evaluation and modification in the FCC’s pending 2010 Quadrennial Review of its media ownership rules, which the FCC is expected to incorporate into its upcoming 2014 Quadrennial Review proceeding. The Company cannot predict the outcome of these proceedings or whether the FCC will allow the Company’s existing temporary waivers of the NBCO Rule to remain in effect pending the conclusion of the proceedings.

The FCC’s “National Television Multiple Ownership Rule” prohibits the Company from owning television stations that, in the aggregate, reach more than 39% of total U.S. television households, subject to a 50% discount of the number of television households attributable to UHF stations (the “UHF Discount”). The Company’s current national reach would exceed the 39% cap on an undiscounted basis. In a pending rulemaking proceeding the FCC has proposed to repeal the UHF Discount but to grandfather existing combinations that exceed the 39% cap. If adopted as proposed, the elimination of the UHF Discount would affect the Company’s ability to acquire additional television stations (including the Dreamcatcher stations that are the subject of certain option rights held by the Company, see Note 10 for further information).

Under FCC policy and precedent a television station may provide certain operational support and other services to another television station in its market pursuant to a “shared services agreement” (“SSA”) and may sell advertising time on behalf of another television station in its market pursuant to a “joint sales agreement”

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(“JSA”) where the Duopoly Rule would not permit common ownership of the stations. In the Local TV Transfer Order the FCC authorized the Company to provide services (not including advertising sales) under SSAs to the Dreamcatcher stations. In a pending rulemaking proceeding the FCC has proposed to treat JSAs accounting for more than 15% of a station’s weekly advertising time as attributable ownership interests subject to the Duopoly Rule. The Company is not a party to any JSAs. The FCC also has asked whether it should begin to regulate the use of SSAs under its media ownership rules and has announced that it intends to seek comment on proposals to adopt reporting requirements for SSAs. The Company cannot predict the outcome of that proceeding or its effect on the Company’s business or operations. Meanwhile, in a public notice released on March 12, 2014, the FCC announced that pending and future transactions involving SSAs will begin to be subject to a higher level of scrutiny if they include a combination of certain operational and economic features. Although the Company currently has no transactions pending before the FCC that would be subject to such higher scrutiny, this policy could limit the Company’s future ability to enter into SSAs or similar arrangements. Meanwhile, the FCC has announced that it intends to adopt a rule prohibiting two or more separately owned top-4 stations in a market from negotiating jointly for retransmission consent, and establishing a rebuttable presumption that joint negotiations among separately owned non top-4 stations violates the FCC’s “good-faith” retransmission consent negotiation rule and is contrary to the public interest. The Company does not currently engage in retransmission consent negotiations jointly with any other stations in its markets. The Company cannot predict the impact of the proposed rule on our business.

From time to time, the FCC revises existing regulations and policies in ways that could affect the Company’s broadcasting operations. In addition, Congress from time to time considers and adopts substantive amendments to the governing communications legislation. For example, legislation was enacted in February 2012 that, among other things, authorizes the FCC to conduct voluntary “incentive auctions” in order to reallocate certain spectrum currently occupied by television broadcast stations to mobile wireless broadband services, to “repack” television stations into a smaller portion of the existing television spectrum band and to require television stations that do not participate in the auction to modify their transmission facilities, subject to reimbursement for reasonable relocation costs up to an industry-wide total of $1.75 billion. If some or all of the Company’s television stations are required to change frequencies or otherwise modify their operations, the stations could incur substantial conversion costs, reduction or loss of over-the-air signal coverage or an inability to provide high definition programming and additional program streams. In September 2012, the FCC adopted a notice of proposed rulemaking that outlined FCC proposals concerning an incentive auction and a repacking of the television band. This proceeding remains pending, and the FCC may conduct additional rulemaking proceedings to implement the legislation. The Company cannot predict the likelihood, timing or outcome of any FCC regulatory action in this regard or its impact upon the Company’s business.

As described in Note 10, the Company completed the Local TV Acquisition on Dec. 27, 2013 pursuant to FCC staff approval granted on Dec. 20, 2013 in the Local TV Transfer Order. On Jan. 22, 2014, Free Press filed an Application for Review seeking review by the full Commission of the Local TV Transfer Order. The Company filed an Opposition to the Application for Review on Feb. 21, 2014. Free Press filed a reply on March 6, 2014. The matter is pending.

Other Contingencies—The Company and its subsidiaries are defendants from time to time in actions for matters arising out of their business operations. In addition, the Company and its subsidiaries are involved from time to time as parties in various regulatory, environmental and other proceedings with governmental authorities and administrative agencies. See Note 15 for a discussion of potential income tax liabilities.

The Company does not believe that any other matters or proceedings presently pending will have a material adverse effect, individually or in the aggregate, on its consolidated financial position, results of operations or liquidity.

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NOTE 15: INCOME TAXES

The following is a reconciliation of income taxes computed at the U.S. federal statutory rate to income tax expense (benefit) reported in the consolidated statements of operations (in thousands):

	Successor	Predecessor
	2013	Dec. 31, 2012	2012	2011
Income before income taxes	$396,335	$8,110,865	$410,330	$444,774

Federal income taxes (35% in 2013; 0% in 2012 and 2011)	138,717	—	—	—
Subchapter S corporation built-in gain taxes	—	—	860	—
State and local income taxes, net of federal tax benefit	18,146	—	8,366	7,957
Domestic production activities deduction	(7,700)	—	—	—
Non-deductible reorganization and acquisition costs	9,951	—	—	—
Federal income taxes related to non-qualified subchapter S subsidiaries	—	—	5,212	1,629
Income tax settlements and other adjustments, net	(15,878)	—	(26,867)	(15,407)
Valuation allowance	739	—	(121)	1,928
Excess capital losses	6,944	—	—	—
Other, net	3,861	—	392	800
Income taxes on reorganization items	—	195,400	—	—
Income taxes attributable to fair value adjustments	—	805,241	—	—

Income tax expense (benefit)	$154,780	$1,000,641	$(12,158)	$(3,093)

Effective tax rate	39.1%	12.3%	(3.0)%	(0.7)%

Subchapter S Corporation Election and Subsequent Conversion to C Corporation—On March 13, 2008, the Predecessor filed an election to be treated as a subchapter S corporation under the IRC, which election became effective as of the beginning of the Predecessor’s 2008 fiscal year. The Predecessor also elected to treat nearly all of its subsidiaries as qualified subchapter S subsidiaries. Subject to certain limitations (such as the built-in gain tax applicable for 10 years to gains accrued prior to the election), the Predecessor was no longer subject to federal income tax. Instead, the Predecessor’s taxable income was required to be reported by its shareholders. The ESOP was the Predecessor’s sole shareholder and was not taxed on the share of income that was passed through to it because the ESOP was a qualified employee benefit plan. Although most states in which the Predecessor operated recognize the subchapter S corporation status, some imposed income taxes at a reduced rate.

As a result of the election and in accordance with ASC Topic 740, the Predecessor reduced its net deferred income tax liabilities to report only deferred income taxes relating to states that assess taxes on subchapter S corporations and subsidiaries that were not qualified subchapter S subsidiaries.

On the Effective Date and in accordance with and subject to the terms of the Plan, (i) the ESOP was deemed terminated in accordance with its terms, (ii) all of the Predecessor’s $0.01 par value common stock held by the ESOP was cancelled and (iii) new shares of Reorganized Tribune Company were issued to shareholders who did not meet the necessary criteria to qualify as a subchapter S corporation shareholder. As a result, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation under the IRC and therefore is subject to federal and state income taxes in periods subsequent to the Effective Date. The net tax expense relating

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to this conversion and other reorganization adjustments recorded in connection with Reorganized Tribune Company’s emergence from bankruptcy was $195 million, which was reported as an increase in deferred income tax liabilities in the Predecessor’s Dec. 31, 2012 consolidated balance sheet and an increase in income tax expense in the Predecessor’s consolidated statement of operations for Dec. 31, 2012. In addition, the implementation of fresh-start reporting, as described in Note 2, resulted in an aggregate increase of $968 million in net deferred income tax liabilities in the Predecessor’s Dec. 31, 2012 consolidated balance sheet and an aggregate increase of $968 million in income tax expense in the Predecessor’s consolidated statement of operations for Dec. 31, 2012. As a C corporation, Reorganized Tribune Company is subject to income taxes at a higher effective tax rate.

As described in Note 2, amounts included in the Predecessor’s accumulated other comprehensive income (loss) at Dec. 30, 2012 were eliminated. As a result, the Company recorded $1.071 billion of previously unrecognized cumulative pretax losses in reorganization items, net and a related income tax benefit of $163 million in the Predecessor’s consolidated statement of operations for Dec. 31, 2012.

In 2013, income taxes amounted to $155 million primarily as a result of the Company’s conversion to a C corporation as discussed above. Income taxes in 2013 include $16 million of benefit primarily related to the resolution of certain federal income tax matters and refunds of interest paid on prior tax assessments, partially offset by $7 million of expense related to capital losses generated in 2013 but not utilized and not available to carryforward as a result of emergence from bankruptcy (see “Emergence from Chapter 11” section below).

In 2012, income taxes amounted to a net benefit of $12 million primarily due to $27 million of favorable income tax settlements and other adjustments. These adjustments primarily related to the resolution of certain issues in connection with the states of Maryland, Illinois and California.

In 2011, income taxes amounted to a net benefit of $3 million and included $15 million of favorable settlements of various state tax issues and other adjustments. These adjustments primarily related to the resolution of certain issues in connection with the states of Illinois and California audits of the Company’s state income tax returns.

Components of income tax expense (benefit) were as follows (in thousands):

	Successor	Predecessor
	2013	Dec. 31, 2012	2012	2011
Current:
U.S. federal	$120,980	$(7,246)	$14,750	$6,628
State and local	24,845	1,047	(29,139)	(12,174)

Sub-total	145,825	(6,199)	(14,389)	(5,546)

Deferred:
U.S. federal	7,015	861,341	(3,273)	(3,432)
State and local	1,940	145,499	5,504	5,885

Sub-total	8,955	1,006,840	2,231	2,453

Total income tax expense (benefit)	$154,780	$1,000,641	$(12,158)	$(3,093)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Significant components of the Company’s net deferred tax assets and liabilities were as follows (in thousands):

	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012
Deferred tax assets:
Broadcast rights	$81,562	$—
Postretirement and postemployment benefits other than pensions	24,456	785
Deferred compensation	5,300	455
Pensions	80,280	6,928
Other accrued liabilities	45,169	1,351
Other future deductible items	18,118	1,015
Net operating loss carryforwards	7,131	7,252
Accounts receivable	6,716	246

	268,732	18,032
Valuation allowance on net operating loss carryforwards	(2,634)	(2,006)

Total deferred tax assets	$266,098	$16,026

Deferred tax liabilities:
Net intangible assets	$629,645	$18,422
Investments	612,759	19
Deferred gain on partnership contributions	309,248	10,023
Net properties	51,404	2,761
Deferred built-in gains and other income deferrals	2,234	32,474

Total deferred tax liabilities	1,605,290	63,699

Net deferred tax liabilities	$1,339,192	$47,673

Federal, State and Foreign Operating Loss Carryforwards—At Dec. 29, 2013 and Dec. 30, 2012, the Company had approximately $99 million and $18 million, respectively, of federal and state operating loss carryforwards. In 2013, the Company recorded an increase to the valuation allowance of less than $1 million on operating loss carryforwards as the Company does not believe that it is more likely than not it will be able to realize the benefit of these losses because they will expire before being utilized. The carryforwards will expire between 2028 and 2033. The deferred tax assets net of the valuation allowance related to these carryforwards totaled $4 million at Dec. 29, 2013 and $5 million at Dec. 30, 2012.

Included in the amounts above are approximately $90 million of state net operating loss carryforwards acquired as part of the acquisition of Local TV on Dec. 27, 2013 (see Note 10). The Company believes it is more likely than not that it will be able to realize the benefits of these losses and therefore recorded a $4 million deferred tax asset in connection with the acquisition.

In addition, on the Effective Date, the Company wrote off approximately $4 million of deferred tax assets related to net operating losses of certain non-qualified subchapter S subsidiaries (see “Emergence from Chapter 11” section below).

Matthew Bender and Mosby Tax Liability—During 1998, Times Mirror, which was acquired by the Company in 2000, disposed of its Matthew Bender and Mosby subsidiaries in separate transactions, which were structured to qualify as tax-free reorganizations under the IRC. In 2001, the IRS contested the Times Mirror reporting position and in September 2005 and January 2006, the United States Tax Court issued opinions which

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

concluded that the transactions were taxable. During the third quarter of 2007, as part of the appeals negotiations, the Company and the IRS settled the disputed tax issues. Although the 2007 settlement resolved the federal tax issues, certain state income tax issues resulting from the Tax Court ruling remained unresolved. At Dec. 27, 2009, the Company’s recorded liability for these state income tax issues totaled $39 million. In 2010, as the result of a partial settlement reached with the state of California, as well as the expiration of the statute of limitations in other jurisdictions, the Company reduced the liability to $9 million. The reduction in the liability was reported as a $30 million reduction in 2010 income tax expense. In 2012, the Company reached final resolution with the state of California and the state of Utah, which eliminated the Company’s liability. As a result, the Company reported a favorable adjustment of $9 million to income tax expense in 2012.

Newsday and Chicago Cubs Transactions—As further described in Note 9, the Company consummated the closing of the Newsday Transactions on July 29, 2008. As a result of these transactions, CSC, through NMG Holdings, Inc., owns approximately 97% and the Company owns approximately 3% of NHLLC. The fair market value of the contributed NMG net assets exceeded its tax basis and did not result in an immediate taxable gain because the transaction was structured to comply with the partnership provisions of the IRC and related regulations. In March 2013, the IRS issued its audit report on the Company’s federal income tax return for 2008 which concluded that the gain should have been included in the Company’s 2008 taxable income. Accordingly, the IRS has proposed a $190 million tax and a $38 million accuracy-related penalty. After-tax interest on these amounts through Dec. 29, 2013 would be approximately $23 million. The Company disagrees with the IRS’s position and has timely filed its protest in response to the IRS’s proposed tax adjustments, which is the beginning of the IRS administrative appeals process. If the IRS position prevails, the Company would also be subject to approximately $29 million, net of tax benefits, of state income taxes and related interest through Dec. 29, 2013. The Company does not maintain any tax reserves relating to the Newsday Transactions. In accordance with ASC Topic 740, the Successor’s consolidated balance sheet at Dec. 29, 2013 includes a deferred tax liability of $124 million related to the future recognition of taxable income related to the Newsday Transactions. At Dec. 30, 2012, while a subchapter S corporation, the Predecessor’s consolidated balance sheet included a deferred tax liability related to the Newsday Transactions of $4 million which represented the state income tax impact of the future recognition of taxable income. As discussed above, on the Effective Date, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation and adjusted its deferred tax liabilities to reflect the higher C corporation effective tax rate.

As further described in Note 9, the Company consummated the closing of the Chicago Cubs Transactions on Oct. 27, 2009. As a result of these transactions, Ricketts Acquisition LLC owns approximately 95% and the Company owns approximately 5% of the membership interests in New Cubs LLC. The fair market value of the contributed Chicago Cubs Business exceeded its tax basis and did not result in an immediate taxable gain because the transaction was structured to comply with the partnership provisions of the IRC and related regulations. The IRS is currently auditing the Company’s 2009 federal income tax return which includes the Chicago Cubs Transactions. The Company expects the IRS to issue its report in 2015. If the gain on the Chicago Cubs Transactions is deemed by the IRS to be taxable in 2009, the federal and state income taxes would be approximately $225 million before interest and penalties. The Company does not maintain any tax reserves relating to the Chicago Cubs Transactions. In accordance with ASC Topic 740, the Successor’s consolidated balance sheet at Dec. 29, 2013 includes a deferred tax liability of $185 million related to the future recognition of taxable income related to the Chicago Cubs Transactions. At Dec. 30, 2012, while a subchapter S corporation, the Predecessor’s consolidated balance sheet included a deferred tax liability related to the Chicago Cubs Transactions of $6 million which represented the state income tax impact of the future recognition of taxable income. As discussed above, on the Effective Date, Reorganized Tribune Company converted from a subchapter S corporation to a C corporation and adjusted its deferred tax liabilities to reflect the higher C corporation effective tax rate.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Accounting for Uncertain Tax Positions—The Company accounts for uncertain tax positions in accordance with ASC Topic 740, which addresses the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under ASC Topic 740, a company may recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. ASC Topic 740 requires the tax benefit recognized in the financial statements to be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure.

The Company’s liability for unrecognized tax benefits totaled $22 million at Dec. 29, 2013 and $24 million at Dec. 30, 2012. If all of the unrecognized tax benefits at those dates had been recognized, there would have been a favorable $20 million and $24 million impact on the Company’s reported income tax expense in 2013 and 2012, respectively.

As allowed by ASC Topic 740, the Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense. At both Dec. 29, 2013 and Dec. 30, 2012, the Company’s accrued interest and penalties related to uncertain tax positions totaled $1 million.

The IRS has completed its audits of the Company’s returns for all fiscal years prior to 2008 and the Company has paid all taxes relating to tax years ended prior to 2008. State income tax returns are generally subject to examination for a period of three to five years after they are filed, although many states often receive extensions of time from the Company. In addition, states may examine the state impact of any federal changes for a period of up to one year after the states are formally notified of the changes. The Company currently has various state income tax returns in the process of examination or administrative appeals.

The following summarizes the changes in the Company’s liability for unrecognized tax benefits during 2011, 2012 and 2013 (in thousands):

Liability at Dec. 26, 2010	$63,237
Gross increase as a result of tax positions related to a prior period	715
Gross increase as a result of tax positions related to the current period	1,509
Decreases related to settlements with taxing authorities	(30,314)

Liability at Dec. 25, 2011	$35,147
Gross increase as a result of tax positions related to a prior period	257
Gross increase as a result of tax positions related to the current period	8,065
Decreases related to settlements with taxing authorities	(19,887)

Liability at Dec. 30, 2012	$23,582
Gross increase as a result of tax positions related to a prior period	642
Gross increase as a result of tax positions related to the current period	7,009
Decreases related to settlements with taxing authorities	(9,689)

Liability at Dec. 29, 2013	$21,544

Although management believes its estimates and judgments are reasonable, the resolutions of the Company’s tax issues are unpredictable and could result in tax liabilities that are significantly higher or lower than that which has been provided by the Company. Reorganized Tribune Company expects to resolve an additional $4 million of contested issues by the end of 2014.

Emergence From Chapter 11—Prior to the Effective Date, the Company and its subsidiaries consummated an internal restructuring, pursuant to and in accordance with the terms of the Plan. These

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

restructuring transactions included, among other things, (i) converting certain of the Company’s subsidiaries into limited liability companies or merging certain of the Company’s subsidiaries into newly-formed limited liability companies, (ii) consolidating and reallocating certain operations, entities, assets and liabilities within the organizational structure of the Company and (iii) establishing a number of real estate holding companies. These transactions had no impact on reported income tax expense for 2012.

Generally, for federal tax purposes, the discharge of a debt obligation in a bankruptcy proceeding for an amount less than its adjusted issue price (as defined in the IRC) creates cancellation of indebtedness income (“CODI”) that is excludable from the obligor’s taxable income. However, certain income tax attributes are reduced by the amount of CODI. The prescribed order of income tax attribute reduction is as follows: (i) net operating losses for the year of discharge and net operating loss carryforwards, (ii) most credit carryforwards, including the general business credit and the minimum tax credit, (iii) net capital losses for the year of discharge and capital loss carryforwards and (iv) the tax basis of the debtors’ assets. At the Effective Date, a subsidiary of Reorganized Tribune Company had a net operating loss carryforward which was reduced to zero as a result of the CODI rules. The CODI rules also require Reorganized Tribune Company to reduce any capital losses generated and not utilized during 2013. The impact of the reduction in tax basis of assets and the elimination of the net operating loss carryforward were reflected in income tax expense in the Predecessor’s consolidated statement of operations for Dec. 31, 2012.

NOTE 16: PENSION AND OTHER RETIREMENT PLANS

Employee Pension Plans—In connection with the establishment of an employee stock ownership plan in 1988, Tribune Company amended its company-sponsored pension plan for employees not covered by a collective bargaining agreement. The Tribune Company pension plan continued to provide substantially the same pension benefits as under the pre-amended plan until December 1998. After that date, Tribune Company pension benefits were frozen in terms of pay and service. The employee stock ownership plan established in 1988 was fully allocated at the end of 2003 and was replaced by an enhanced 401(k) plan in 2004.

In connection with the Times Mirror acquisition, the Company assumed defined benefit pension plans and various other contributory and non-contributory retirement plans covering substantially all of Times Mirror’s former employees. In general, benefits under the Times Mirror defined benefit plans were based on the employee’s years of service and compensation during the last five years of employment. In December 2005, the pension plan benefits for former Times Mirror non-union and non-Newsday employees were frozen. In March 2006, the pension plan benefits for Newsday union and non-union employees were frozen. Benefits provided by Times Mirror’s Employee Stock Ownership Plan (“Times Mirror ESOP”), which was fully allocated as of Dec. 31, 1994, are used to offset certain pension plan benefits and, as a result, the defined benefit plan obligations are net of the actuarially equivalent value of the benefits earned under the Times Mirror ESOP. The maximum offset is equal to the value of the benefits earned under the defined benefit plan.

Effective Jan. 1, 2008, the Tribune Company pension plan was amended to provide a tax-qualified, non-contributory guaranteed cash balance benefit for eligible employees. In addition, effective Dec. 31, 2007, the Tribune Company pension plan was amended to provide a special one-time initial cash balance benefit for eligible employees. On Nov. 3, 2009, the Company announced that participant cash balance accounts in the Tribune Company pension plan would be frozen after an allocation equal to 3% of eligible compensation for the 2009 plan year was made to the accounts of eligible employees. Such an allocation was made during the first quarter of 2010.

The Company also maintains several small defined benefit pension plans for other employees and participates in several multiemployer pension plans on behalf of employees represented by certain unions. During 2011, two of the Company-sponsored defined benefit pension plans were frozen. In March 2011, the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

pension plan benefits of The Baltimore Sun Company Retirement Plan for Mailers (the “Baltimore Mailers Plan”) were frozen in terms of pay and service for employees covered under the collective bargaining agreement between the Company and the Baltimore Mailers Union Local No. 888. In June 2011, the pension plan benefits of The Baltimore Sun Company Employees’ Retirement Plan were frozen in terms of pay and service for employees covered under the collective bargaining agreement between the Company and the Washington-Baltimore Newspaper Guild. See “Multiemployer Pension Plans” section below for further discussion of the Company’s participation in multiemployer pension plans.

As a result of the filing of the Chapter 11 Petitions, the Predecessor was not allowed to make postpetition benefit payments under its non-qualified pension plans unless otherwise approved by the Bankruptcy Court. The Predecessor’s obligations under these plans were subject to compromise as part of the Debtors’ Chapter 11 cases. Accordingly, the liabilities under these plans are classified as liabilities subject to compromise in the Predecessor’s consolidated balance sheets at Dec. 30, 2012 at the amounts allowed by the Bankruptcy Court.

In the third quarter of 2012, the Plan was confirmed which, among other things, resulted in adjustments to certain claims related to the Predecessor’s non-qualified pension plans that were otherwise contingent upon the confirmation of the Plan. As a result, the Debtors recorded losses totaling approximately $19 million related to increasing the Predecessor’s liabilities under its non-qualified pension plans pursuant to a settlement agreement. Such losses were included in reorganization costs, net in the Predecessor’s consolidated statement of operations for Dec. 30, 2012. On the Effective Date, the Predecessor’s obligations with respect to these plans were reduced from $75 million to $26 million, which were paid under the Plan on or subsequent to the Effective Date. As a result, the Predecessor recognized a pretax gain of $49 million which is included in reorganization items, net in the Predecessor’s consolidated statement of operations for Dec. 31, 2012.

Multiemployer Pension Plans—The Company contributes to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer withdraws from or otherwise ceases to contribute to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. Alternatively, if the Company chooses to stop participating in one of its multiemployer plans, it may incur a withdrawal liability based on the unfunded status of the plan.

The Company’s participation in these multiemployer pension plans at Dec. 29, 2013 and Dec. 30, 2012, is outlined in the table below. Unless otherwise noted, the most recent Pension Protection Act (“PPA”) Zone Status available in 2013 and 2012 is for the plan’s year-end at Dec. 31, 2012 and Dec. 31, 2011, respectively. The PPA Zone Status is based on information that the Company received from the plan and is certified by the plan’s actuary. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are less than 80 percent but more than 65 percent funded, and plans in the green zone are at least 80 percent funded (as determined in accordance with the PPA). The “FIP/RP Status Pending/Implemented” column indicates plans for which a financial improvement plan (“FIP”) or a rehabilitation plan (“RP”) is either pending or has been implemented.

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Pension Fund	EIN/ Pension Plan Number	PPA Zone Status		FIP/RP Status Pending/ Implemented	Company Contributions (in thousands)			Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
		2013	2012		2013	2012	2011
GCIU—Employer Retirement Benefit Plan	91-6024903	Red	Red	Implemented	$1,134	$944	$892	Yes (1)	May 31, 2012 to April 30, 2014 (1)
Chicago Newspaper Publishers Drivers’ Union Pension Plan	36-6019539	Red	Red	Implemented	2,553	2,353	1,990	No	Dec. 31, 2014
AFTRA Retirement Plan	13-6414972	Green (2)	Green (2)	N/A	2,075	2,005	1,982	N/A	May 31, 2014 to March 18, 2016 (3)
Truck Drivers and Helpers Local No. 355 Pension Plan	52-6043608	Yellow	Yellow	Implemented	126	126	107	No	Dec. 31, 2013 (4)
Other Plans	—	—	—	—	471	400	390	—	—

					$6,359	$5,828	$5,361

(1)	The Company is party to two collective bargaining agreements that require contributions to the GCIU—Employer Retirement Benefit Plan. Surcharges were imposed in 2012 and 2011 by only one agreement which expired on April 30, 2012. During 2012, the parties entered into a new collective bargaining agreement, which expires on April 30, 2014. The other collective bargaining agreement expired on May 31, 2012. The parties are operating under the terms of this agreement while the terms of a successor collective bargaining agreement are negotiated.
(2)	The most recent PPA Zone Status available in 2013 and 2012 is for the plan’s year end at Nov. 30, 2012 and Nov. 30, 2011, respectively.
(3)	The Company is party to three collective bargaining agreements that require contributions to the AFTRA Retirement Plan. The agreements expire on May 31, 2014, Aug. 31, 2014 and March 18, 2016.
(4)	A successor agreement is being negotiated and the parties are operating under the terms of this agreement until such agreement has been negotiated.

For the plan years ended Dec. 31, 2012, Dec. 31, 2011 and Dec. 31, 2010, the Company was listed in the Chicago Newspaper Publishers Drivers’ Union Pension Plan’s (the “Drivers’ Plan”) Form 5500 as providing more than five percent of the total contributions for the plan. In addition, the Company was listed in the GCIU—Employer Retirement Benefit Plan’s Form 5500 as contributing more than five percent of total contributions to the plan for the plan year ended Dec. 31, 2012. The Company did not provide more than five percent of the total contributions for any of the other multiemployer pension plans in which it participated in those years. As of March 28, 2014, Forms 5500 for these multiemployer pension plans were not available for the plan years ending in 2013.

In 2009, the Drivers’ Plan was certified by its actuary to be in critical status (within the meaning of section 432 of the IRC) as of its plan year beginning Jan. 1, 2009. However, pursuant to the Worker, Retiree, and Employer Recovery Act of 2008, the trustees of the Drivers’ Plan elected to apply the 2008 actuarial certification for the plan year beginning Jan. 1, 2009. As a result, the Drivers’ Plan was not in critical status (or in endangered or seriously endangered status) for its plan year beginning Jan. 1, 2009. On March 31, 2010, the Drivers’ Plan was certified by its actuary to be in critical status for the plan year beginning Jan. 1, 2010. As a result, the trustees of the Drivers’ Plan were required to adopt and implement a rehabilitation plan as of Jan. 1, 2011 designed to enable the Drivers’ Plan to cease being in critical status within the period of time stipulated by the IRC. The terms of the rehabilitation plan adopted by the trustees require the Company to make increased contributions beginning on Jan. 1, 2011 through Dec. 31, 2025, and the trustees of the Drivers’ Plan project that it will emerge from critical status on Jan. 1, 2026. Based on the actuarial assumptions utilized as of Jan. 1, 2010 to develop the rehabilitation plan, it is estimated that the Company’s remaining share of the funding obligations to the Drivers’ Plan during the rehabilitation plan period is approximately $93 million as of Dec. 29, 2013. The funding obligation is subject to change based on a number of factors, including actual returns on plan assets as compared to assumed returns, changes in the number of plan participants and changes in the rate used for discounting future benefit obligations.

Postretirement Benefits Other Than Pensions—The Company provides postretirement health care and life insurance benefits to eligible employees under a variety of plans. There is some variation in the provisions of these plans, including different provisions for lifetime maximums, prescription drug coverage and certain other benefits.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Obligations and Funded Status—As discussed in Note 3, the Company recognizes the overfunded or underfunded status of its defined benefit pension and other postretirement plans as an asset or liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which changes occur through comprehensive income (loss).

Summarized information for the Company’s defined benefit pension plans and other postretirement plans is provided below (in thousands):

	Pension Plans		Other Postretirement Plans
	Successor	Predecessor	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012	Dec. 29, 2013	Dec. 30, 2012
Change in benefit obligations:
Projected benefit obligations, beginning of year	$2,070,320	$2,000,414	$66,083	$83,054
Service cost	616	877	559	890
Interest cost	74,489	77,846	1,994	2,654
Impact of Medicare Reform Act	—	—	100	312
Actuarial (gain) loss	(176,759)	64,421	(1,133)	(15,341)
Benefits paid	(99,050)	(92,332)	(5,531)	(5,486)
Settlement payments for non-qualified pension plans (1)	(25,851)	—	—	—
Adjustments to non-qualified pension plans (1)	(49,295)	19,094	—	—

Projected benefit obligations, end of year	1,794,470	2,070,320	62,072	66,083

Change in plans’ assets:
Fair value of plans’ assets, beginning of year	1,523,131	1,421,757	—	—
Actual return on plans’ assets	164,373	178,661	—	—
Employer contributions	6,840	15,045	5,531	5,486
Benefits paid	(99,050)	(92,332)	(5,531)	(5,486)

Fair value of plans’ assets, end of year	1,595,294	1,523,131	—	—

Funded (under funded) status of the plans	$(199,176)	$(547,189)	$(62,072)	$(66,083)

(1)	In the third quarter of 2012 and upon confirmation of the Plan, the Debtors recorded losses totaling approximately $19 million to increase the Predecessor’s liabilities under its non-qualified pension plans pursuant to the amount of the expected allowed claims pursuant to a settlement agreement. Such losses were included in reorganization costs, net in the Predecessor’s consolidated statement of operations for Dec. 30, 2012. On the Effective Date, the Predecessor’s obligations with respect to its non-qualified pension plans were reduced from $75 million to $26 million, which were paid under the Plan on or subsequent to the Effective Date. As a result, the Predecessor recognized a pretax gain of $49 million which was included in reorganization items, net in the Predecessor’s consolidated statements of operations for Dec. 31, 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Amounts recognized in the Company’s consolidated balance sheets consisted of (in thousands):

	Pension Plans		Other Postretirement Plans
	Successor	Predecessor	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012	Dec. 29, 2013	Dec. 30, 2012
Employee compensation and benefits	$—	$—	$(6,687)	$(6,573)
Pension obligations, net	(199,176)	(472,043)	—	—
Postretirement medical, life and other benefits	—	—	(55,385)	(59,510)
Liabilities subject to compromise (1)	—	(75,146)	—	—

Net amount recognized	$(199,176)	$(547,189)	$(62,072)	$(66,083)

(1)	See footnote 1 to the table above for further information.

The accumulated benefit obligation, which excludes the impact of future compensation increases, for all defined benefit pension plans was $1.794 billion and $2.070 billion at Dec. 29, 2013 and Dec. 30, 2012, respectively. The accumulated benefit obligation and projected benefit obligation at Dec. 30, 2012 included $75 million related to the Predecessor’s non-qualified plans, which are not funded.

The components of net periodic benefit cost for Company-sponsored plans were as follows (in thousands):

	Pension Plans				Other Postretirement Plans
	Successor	Predecessor			Successor	Predecessor
	2013	Dec. 31, 2012	2012	2011	2013	Dec. 31, 2012	2012	2011
Service cost	$616	$—	$877	$1,418	$559	$—	$890	$950
Interest cost	74,489	—	77,846	84,590	1,994	—	2,654	3,512
Expected return on plans’ assets	(109,885)	—	(104,056)	(117,673)	—	—	—	—
Recognized actuarial loss (gain)	—	—	126,898	92,344	—	—	(5,343)	(4,767)
Amortization of prior service costs (credits)	—	—	208	109	—	—	(1,132)	(1,117)
Curtailment loss (1)	—	—	—	131	—	—	—	—

Net periodic benefit cost (credit)	$(34,780)	$—	$101,773	$60,919	$2,553	$—	$(2,931)	$(1,422)

Adjustments to non-qualified pension plans (2)	$—	$(49,295)	$—	$—	$—	$—	$—	$—

(1)	The pension plan curtailment loss in 2011 resulted from the Company’s decision to freeze the benefits in terms of service and pay of the Baltimore Mailers Plan and was recorded as an adjustment to accumulated other comprehensive income (loss).
(2)	On the Effective Date, the Predecessor’s obligations with respect to its non-qualified pension plans were reduced from $75 million to $26 million, which were paid under the Plan on or subsequent to the Effective Date. As a result, the Predecessor recognized a pretax gain of $49 million which was included in reorganization items, net in the Predecessor’s consolidated statements of operations for Dec. 31, 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Amounts included in the accumulated other comprehensive income (loss) component of shareholder’s equity (deficit) for Company-sponsored plans were as follows (in thousands):

	Pension Plans		Other Postretirement Plans		Total
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
	Dec. 29, 2013	Dec. 30, 2012	Dec. 29, 2013	Dec. 30, 2012	Dec. 29, 2013	Dec. 30, 2012
Unrecognized net actuarial gains (losses), net of tax	$139,905	$(947,657)	$685	$44,371	$140,590	$(903,286)
Unrecognized prior service credits, net of tax	—	(68)	—	(1,960)	—	(2,028)

Total	$139,905	$(947,725)	$685	$42,411	$140,590	$(905,314)

In accordance with ASC Topic 715, unrecognized net actuarial gains and losses of the Predecessor were recognized in net periodic pension expense over approximately eight years, which represented the estimated average remaining service period of active employees expected to receive benefits, with corresponding adjustments made to accumulated other comprehensive income (loss). The Predecessor’s policy was to incorporate asset-related gains and losses into the asset value used to calculate the expected return on plan assets and into the calculation of amortization of unrecognized net actuarial loss over a four-year period. As a result of the adoption of fresh-start reporting, unamortized amounts previously charged to accumulated other comprehensive income (loss) were eliminated on the Effective Date (see Note 2). Unrecognized net actuarial gains and losses of the Successor will be recognized in net periodic pension expense over approximately 26 years, which represents the estimated average remaining life expectancy of the inactive participants receiving benefits, with corresponding adjustments made to accumulated other comprehensive income (loss) due to plans being frozen and participants are deemed inactive for purposes of determining remaining useful life. The Successor’s policy is to incorporate asset-related gains and losses into the asset value used to calculate the expected return on plan assets and into the calculation of amortization of unrecognized net actuarial loss over a four-year period.

Assumptions—Weighted average assumptions used each year in accounting for pension benefits and other postretirement benefits were as follows:

	Pension Plans		Other Postretirement Plans
	2013	2012	2013	2012
Discount rate for expense	3.85%	4.10%	3.15%	3.65%
Discount rate for obligations	4.70%	3.85%	3.95%	3.15%
Increase in future salary levels for expense	3.50%	3.50%	—	—
Increase in future salary levels for obligations	3.50%	3.50%	—	—
Long-term rate of return on plans’ assets for expense	7.50%	7.50%	—	—

Effective Dec. 30, 2012, the Company began utilizing the Aon Hewitt AA-Only Bond Universe Yield Curve for discounting future benefit obligations and calculating interest cost. The Aon Hewitt yield curve represents the yield on high quality (AA and above) corporate bonds that closely match the cash flows of the estimated payouts for the Company’s benefit obligations. Prior to Dec. 30, 2012, the Company had utilized the Citigroup Pension Discount Curve for discounting future benefit obligations and calculating interest cost.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company used a building block approach to determine its current 7.5% assumption for the long-term expected rate of return on pension plan assets. This approach included a review of actual historical returns achieved and anticipated long-term performance of each asset class. See the “Plan Assets” section below for further information.

For purposes of measuring postretirement health care costs for 2013, the Company assumed a 7.5% annual rate of increase in the per capita cost of covered health care benefits. The rate was assumed to decrease gradually to 5% for 2019 and remain at that level thereafter. For purposes of measuring postretirement health care obligations at Dec. 29, 2013, the Company assumed an 8.0% annual rate of increase in the per capita cost of covered health care benefits. The rate was assumed to decrease gradually to 5% for 2021 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. As of Dec. 29, 2013, a 1% change in assumed health care cost trend rates would have the following effects (in thousands):

	1% Increase	1% Decrease
Service cost and interest cost	$190	$(171)
Projected benefit obligation	$3,233	$(2,921)

Plan Assets—The Company’s investment strategy with respect to the Company’s pension plan assets is to invest in a variety of investments for long-term growth in order to satisfy the benefit obligations of the Company’s pension plans. Accordingly, when making investment decisions, the Company endeavors to strategically allocate assets within asset classes in order to enhance long-term real investment returns and reduce volatility.

The actual allocations for the pension assets at Dec. 29, 2013 and Dec. 30, 2012 and target allocations by asset class were as follows:

	Percentage of Plan Assets
	Actual Allocations		Target Allocations
	2013	2012	2013	2012
Asset category:
Equity securities	55.0%	50.1%	50.0%	50.0%
Fixed income securities	38.8%	44.2%	45.0%	45.0%
Cash and other short-term investments	1.4%	1.0%	—	—
Other alternative investments	4.8%	4.7%	5.0%	5.0%

Total	100.0%	100.0%	100.0%	100.0%

Actual allocations to each asset class varied from target allocations due to market value fluctuations, timing, and overall market volatility during the year. The asset allocation is monitored on a quarterly basis and rebalanced as necessary.

Equity securities are invested broadly in U.S. and non-U.S. companies and are diversified across countries, currencies, market capitalizations and investment styles. These securities use the S&P 500 (U.S. large cap), Russell 2000 (U.S. small cap) and MSCI All Country World Index ex-U.S. (non-U.S.) as their benchmarks.

Fixed income securities are invested in diversified portfolios that invest across the maturity spectrum and include primarily investment-grade securities with a minimum average quality rating of A and insurance annuity contracts. These securities use the Barclays Capital Aggregate (intermediate term bonds) and Barclays Capital Long Government/Credit (long bonds) U.S. Bond Indexes as their benchmarks.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Alternative investments include investments in private real estate assets, private equity funds and venture capital funds. The private equity and venture capital investments use the median internal rate of return for the given strategy and vintage year in the VentureXpert database as their benchmarks. The real estate assets use the National Council of Real Estate Investment Fiduciaries Property Index as their benchmark.

The following tables set forth, by asset category, the Company’s pension plan assets as of Dec. 29, 2013 and Dec. 30, 2012, using the fair value hierarchy established under ASC Topic 820 and described in Note 13 (in thousands):

	Pension Plan Assets as of Dec. 29, 2013
	Level 1	Level 2	Level 3	Total
Pension plan assets measured at fair value:
Registered investment companies	$648,428	$—	$—	$648,428
Common/collective trusts	—	127,143	—	127,143
103-12 investment entity	—	182,537	—	182,537
International equity limited partnership	—	46,629	—	46,629
Fixed income:
U.S. government securities	—	165,694	—	165,694
Corporate bonds	—	193,309	—	193,309
Mortgage-backed and asset-backed securities	—	31,555	—	31,555
Other	—	16,955	—	16,955
Pooled separate account	—	53,129	—	53,129
Loan fund limited partnership	—	30,110	—	30,110
Real estate	—	—	71,580	71,580
Private equity limited partnerships	—	—	2,389	2,389
Venture capital limited partnerships	—	—	2,150	2,150

Total pension plan assets measured at fair value	$648,428	$847,061	$76,119	1,571,608

Pension plan assets measured at contract value:
Insurance contracts				23,686

Total pension plan assets				$1,595,294

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Pension Plan Assets as of Dec. 30, 2012
	Level 1	Level 2	Level 3	Total
Pension plan assets measured at fair value:
Registered investment companies	$601,614	$—	$—	$601,614
Common/collective trusts	—	97,729	—	97,729
103-12 investment entity	—	152,363	—	152,363
International equity limited partnership	—	50,254	—	50,254
Fixed income:
U.S. government securities	—	191,539	—	191,539
Corporate bonds	—	203,387	—	203,387
Mortgage-backed and asset-backed securities	—	26,737	—	26,737
Other	—	19,919	—	19,919
Pooled separate account	—	56,379	—	56,379
Loan fund limited partnership	—	28,616	—	28,616
Real estate	—	—	66,270	66,270
Private equity limited partnerships	—	—	2,519	2,519
Venture capital limited partnerships	—	—	2,246	2,246

Total pension plan assets measured at fair value	$601,614	$826,923	$71,035	1,499,572

Pension plan assets measured at contract value:
Insurance contracts				23,559

Total pension plan assets				$1,523,131

Registered investment companies are valued at exchange listed prices for exchange traded registered investment companies, which are classified in Level 1 of the fair value hierarchy.

Common/collective trusts are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective common/collective trusts. Common/collective trusts contain underlying assets valued based on the net asset value as provided by the investment account manager or based on pricing from observable market information in a non-active market and are classified in Level 2 of the fair value hierarchy.

The 103-12 investment entity has underlying assets that include plan assets of two or more plans that are not members of a related group of employee benefit plans. Securities held by this entity include registered investment companies that are valued based on the quoted sale price of the day. Securities for which no market quotations are readily available (including restricted securities) are valued using other significant observable inputs. Therefore, the 103-12 investment entity is classified in Level 2 of the fair value hierarchy.

The international equity limited partnership invests in equity securities of emerging market companies that are included in either the International Finance Corporation Free Index or the Morgan Stanley Capital International Emerging Markets Index. Securities in the international equity limited partnership contain underlying assets valued based on the net asset value as provided by the investment account manager or based on pricing from observable market information in a non-active market and are classified in Level 2 of the fair value hierarchy.

U.S. government securities consist of investments in treasury securities, investment grade municipal securities and unrated or non-investment grade municipal securities and are classified in Level 2 of the fair value

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

hierarchy. U.S. government bonds not traded on an active market are valued at a price which is based on a compilation of primarily observable market information or a broker quote in a non-active market, and are classified in Level 2 of the fair value hierarchy. Corporate bonds, mortgage-backed securities and asset-backed securities are valued using evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized in Level 2 of the fair value hierarchy.

The pooled separate account represents an insurance contract under which plan assets are administered through pooled funds. The pooled separate account portfolio may include investments in money market instruments, common stocks and government and corporate bonds and notes. The underlying assets are valued based on the net asset value as provided by the investment account manager and therefore the pooled separate account is classified in Level 2 of the fair value hierarchy.

The loan fund limited partnership invests in senior bank loans and other senior debt instruments of borrowers that are primarily based in the U.S. and Canada. The loans and other instruments are valued using evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences. Therefore, the loan fund limited partnership is classified in Level 2 of the fair value hierarchy.

The fair values of real estate investments have been estimated using the methods most appropriate for the type of investment, including, but not limited to, the following: forecasts of net cash flows based on analyses of revenue and expenses and anticipated net proceeds from the liquidation of the underlying investments, discounted at prevailing risk-adjusted market rates of interest; comparisons of key performance indicators of relevant industry indices; recent negotiations of comparable investments; and/or independent appraisals by lenders or other third parties, when available. Availability of real estate investments for liquidation by the Company’s pension plans is subject to the liquidity of the underlying assets. Therefore, the real estate investments are classified in Level 3 of the fair value hierarchy.

The fair values of private equity and venture capital limited partnerships are estimated on a periodic basis using models that incorporate market, income, and cost valuation methods. The valuation inputs are not highly observable, and these investment interests are not actively traded on an open market. Therefore, investments in private equity and venture capital limited partnerships are classified in Level 3 of the fair value hierarchy.

The following tables set forth a summary of changes in the fair value of the Company’s pension plan Level 3 assets for the years ended Dec. 29, 2013 and Dec. 30, 2012 (in thousands):

	2013
	Real Estate	Private Equity Limited Partnerships	Venture Capital Limited Partnerships
Balance, beginning of year	$66,270	$2,519	$2,246
Realized net gains (losses)	3,301	(5,486)	(3,219)
Unrealized net gains	5,155	5,706	3,311
Transfers out of Level 3 investments	(3,327)	(180)	(30)
Purchases	1,778	—	—
Sales	(1,597)	(170)	(158)

Balance, end of year	$71,580	$2,389	$2,150

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	2012
	Real Estate	Private Equity Limited Partnerships	Venture Capital Limited Partnerships
Balance, beginning of year	$56,334	$5,072	$3,559
Realized net gains (losses)	3,766	1,213	(13)
Unrealized net gains (losses)	3,923	(764)	(1,121)
Transfers out of Level 3 investments	(1,277)	(678)	(96)
Purchases	6,011	76	—
Sales	(2,487)	(2,400)	(83)

Balance, end of year	$66,270	$2,519	$2,246

Cash Flows—In 2013, the Company made contributions of $7 million to certain of its qualified pension plans and $6 million to its other postretirement plans. The Company expects to contribute approximately $16 million to its qualified pension plans and $7 million to its other postretirement plans in 2014.

Expected Future Benefit Payments—Benefit payments expected to be paid under the Company’s qualified pension plans and other postretirement benefit plans are summarized below (in thousands). The benefit payments reflect expected future service, as appropriate.

	Qualified Pension Plan Benefits	Other Postretirement Benefits
2014	$107,371	$6,687
2015	$109,928	$6,642
2016	$112,189	$6,307
2017	$114,210	$6,072
2018	$116,385	$5,761
Thereafter	$597,220	$24,217

Defined Contribution Plans—The Company maintains various qualified 401(k) savings plans, which permit eligible employees to make voluntary contributions on a pretax basis. The plans allow participants to invest their savings in various investments. Effective Jan. 1, 2010, the Company amended the Tribune Company 401(k) Savings Plan to provide for a matching contribution paid by the Company of 100% on the first 2% of eligible pay contributed by eligible employees and 50% on the next 4% of eligible pay contributed. The Tribune Company 401(k) Savings Plan was also amended to provide for an annual discretionary profit sharing contribution tied to the Company achieving certain financial targets. The Company made contributions of $28 million, $26 million and $32 million, to certain of its defined contribution plans in 2013, 2012 and 2011, respectively. The Company’s contributions for 2013 include a $6 million discretionary profit sharing contribution for the 2012 plan year which was recorded as an expense in 2012 but not allocated to the accounts of eligible employees until the first quarter of 2013. The Company’s contributions for 2012 include a $3 million discretionary profit sharing contribution for the 2011 plan year which was recorded as an expense in 2011 but not allocated to the accounts of eligible employees until the first quarter of 2012. The Company’s contributions for 2011 include a $9 million discretionary profit sharing contribution for the 2010 plan year which was recorded as an expense in 2010, but not allocated to the accounts of eligible employees until the first quarter of 2011. During 2013, 2012 and 2011, the Company recorded compensation expense related to its defined contribution plans of $21 million, $26 million and $25 million, respectively. These expenses are included in selling, general and administrative expenses in the Company’s consolidated statements of operations.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Predecessor Employee Stock Ownership Plan—On April 1, 2007, the Predecessor established the ESOP as a long-term employee benefit plan. On that date, the ESOP purchased 8,928,571 shares of the Predecessor’s common stock. The ESOP paid for this purchase with a promissory note of the ESOP in favor of the Predecessor in the principal amount of $250 million, to be repaid by the ESOP over the 30-year life of the loan through its use of annual contributions from the Predecessor to the ESOP and/or distributions paid on the shares of the Predecessor’s common stock held by the ESOP. Upon consummation of the Merger, the 8,928,571 shares of the Predecessor’s common stock held by the ESOP were converted into 56,521,739 shares of common stock. The ESOP provided for the allocation of the Predecessor’s common shares it holds on a noncontributory basis to eligible employees of the Predecessor.

In connection with the Debtors’ emergence from Chapter 11, on the Effective Date and in accordance with and subject to the terms of the Plan, (i) the ESOP was deemed terminated in accordance with its terms, (ii) the unpaid principal and interest remaining on the promissory note of the ESOP in favor of the Predecessor was forgiven and (iii) all of the Predecessor’s $0.01 par value common stock held by the ESOP was cancelled, including the 8,294,000 of the shares held by the ESOP that were committed for release or allocated to employees at Dec. 30, 2012.

The Predecessor’s policy was to present unallocated shares held by the ESOP at book value, net of unearned compensation, and allocated shares at the greater of fair value, measured as of year-end, or book value in the Predecessor’s consolidated balance sheets. Pursuant to the terms of the ESOP, following the Merger, participants who received distributions of shares of the Predecessor’s common stock were permitted to require the Predecessor to repurchase those shares at estimated fair market value within a specified time period following such distribution. Accordingly, the shares of the Predecessor’s common stock held by the ESOP were classified outside of shareholder’s equity (deficit), net of unearned compensation, in the Predecessor’s consolidated balance sheets.

The amounts at Dec. 30, 2012 were as follows (in thousands):

Predecessor
Dec. 30, 2012
Allocated ESOP shares (1)	$8,709
Cumulative loss on allocated ESOP shares	27,971
Unallocated ESOP shares (at book value)	213,319
Unearned compensation related to unallocated ESOP shares	(213,319)

Common shares held by ESOP, net of unearned compensation	$36,680

(1)	Represents compensation expense recognized in 2008 on the 1,658,808 shares of common stock released and committed for allocation to participant accounts at Dec. 28, 2008 based on an estimated average fair value of $5.25 per share. The difference between the estimated fair value and the book value of these shares resulted in a $1 million gain on allocated shares which was included as additional paid-in capital in the Company’s consolidated balance sheet at Dec. 28, 2008. This gain was reclassified to retained earnings in 2009, which together with the loss on the 2009 shares committed for allocation, resulted in a $6 million cumulative net loss on allocated shares at Dec. 27, 2009.

In 2012 and 2011, the Predecessor, at its option, forgave the principal and interest payments then due from the ESOP on its loan. The forgiveness of amounts due under the ESOP loan resulted in the release of 1,658,808 shares in each year that were committed for allocation to participant accounts in the following year to eligible employees in proportion to their eligible compensation earned in 2012 and 2011. Shares that were released each year were released in the same proportion that the current year’s principal and interest payments bear in relation

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

to the total remaining principal and interest payments to be paid over the life of the $250 million ESOP loan. In 2012 and 2011, the Predecessor recognized no compensation expense related to the 1,658,808 shares of common stock released and committed for allocation to participant accounts at Dec. 30, 2012 and Dec. 25, 2011 as the estimated average fair value was $0 per share.

At Dec. 30, 2012, the estimated fair value of the unallocated shares held by the ESOP was $0 per share. In accordance with the terms of the ESOP, the estimated fair values of the Predecessor’s common stock were determined by the trustee of the ESOP. As noted above, it was the Predecessor’s policy to present allocated shares at the greater of fair value, measured as of year-end, or book value in the Predecessor’s consolidated balance sheets and to record compensation expense based on the estimated average fair value of shares allocated during the year. The difference between the estimated average fair value and the book value of shares allocated in 2012 resulted in a loss of $7 million, which was recorded as a reduction of retained earnings at Dec. 30, 2012.

In September 2008, a lawsuit entitled Neil v. Zell, 08-cv-06833 (the “Neil Action”) was filed in the United States District Court for the Central District of California by then current and former employees who claimed to be participants in the ESOP. The lawsuit named as defendants then current and former members of the Predecessor Board and the Employee Benefits Committee (the “Committee”) of the Predecessor, the Committee itself, GreatBanc, as the trustee of the ESOP, and others, and alleged breaches of duties and obligations allegedly owed to the ESOP under ERISA in connection with the Leveraged ESOP Transactions. The Neil Action was transferred to the United States District Court for the Northern District of Illinois (Eastern Division) (the “Illinois District Court”) on Dec. 5, 2008. On Dec. 17, 2009, the Illinois District Court issued its opinion on a motion to dismiss filed on behalf of all defendants and dismissed all defendants who were present or former officers or directors of the Predecessor, the Committee and present or former members of the Committee except that the Illinois District Court denied the motion to dismiss the Neil Action as to Mr. Zell.

On Nov. 9, 2010, the Illinois District Court issued a decision granting the Neil plaintiffs partial summary judgment on one claim against GreatBanc, as trustee of the ESOP. The Illinois District Court found that the purchase of unregistered common stock of the Predecessor by the ESOP as described above did not meet the definition of “employer security” found in the IRC and, therefore, the purchase of the Predecessor’s common stock was a “prohibited transaction” under ERISA. The Predecessor’s engagement agreement with GreatBanc provided that the Predecessor would, under some but not all circumstances, indemnify GreatBanc for losses incurred in the performance of its duties as trustee of the ESOP. GreatBanc did not formally submit an indemnity claim against the Predecessor.

The ESOP and the Leveraged ESOP Transactions were also the subject of an investigation by the United States Department of Labor (“DOL”), focusing on possible violations of ERISA, including ERISA sections 404 and 406, and an audit by the IRS for the 2007, 2008 and 2009 tax years. On June 2, 2009, the DOL filed an unliquidated proof of claim against the Predecessor, and on June 10, 2009, the DOL filed a similar claim against 70 other Debtors. On April 12, 2011, the DOL amended its claim against the Predecessor to make reference to the Nov. 9, 2010 ruling by the Illinois District Court in the Neil Action. Pursuant to the IRS’ audit of the ESOP’s 2007 tax return, the IRS asserted excise tax claims against the Predecessor related to the Leveraged ESOP Transactions. The IRS included in its proof of claim against the Predecessor a potential excise tax of $37.5 million relating to the ERISA prohibited transactions issues.

On May 2, 2011, the Bankruptcy Court entered an order providing for mediation of potential claims against the Debtors by GreatBanc, the DOL and the IRS and related matters pertaining to the ESOP and alleged ERISA violations. The Debtors, the DOL, the IRS, GreatBanc, representatives of the Neil plaintiffs, Mr. Zell and certain insurance carriers were parties to that mediation.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As a result of this mediation, the Predecessor entered into a settlement agreement dated Oct. 17, 2011 (the “ERISA Claim Settlement”) that conclusively resolved the claims, causes of action, and related matters arising from alleged breaches of duties and obligations allegedly owed to the ESOP under ERISA in connection with the Leveraged ESOP Transactions that were asserted by the DOL and the plaintiffs in the Neil Action and potential indemnity claims that could be asserted by GreatBanc. The ERISA Claim Settlement resolved (i) the Neil Action, (ii) the potential claims of GreatBanc, as trustee of the ESOP, against the Predecessor for contribution or indemnity arising from any determination of liability of GreatBanc in the Neil Action, (iii) the proofs of claim asserted by the DOL against the Predecessor for liability under ERISA and (iv) the investigation of the DOL relating to the Predecessor’s alleged violations of ERISA, including under ERISA sections 404 and 406, in connection with the Leveraged ESOP Transactions. Pursuant to the terms of the ERISA Claim Settlement, the Predecessor, the Predecessor’s insurers and GreatBanc agreed to make a payment totaling $32 million to eligible participants of the ESOP, less applicable attorney’s fees and other costs. The parties to the ERISA Claim Settlement were the Predecessor, the DOL, GreatBanc, the plaintiffs in the Neil Action, Mr. Zell, and certain of the Debtors’ and GreatBanc’s insurers. The ERISA Claim Settlement was approved by the Bankruptcy Court by order dated Oct. 19, 2011 and by the Illinois District Court by preliminary order dated Oct. 24, 2011 and final order dated Jan. 30, 2012. The Neil Action was dismissed on Jan. 30, 2012, pursuant to the ERISA Claim Settlement. Preliminary funding of the ERISA Claim Settlement of $17.25 million ($1.25 million of which was paid by the Predecessor) occurred on or before Nov. 23, 2011. Final funding of the remaining ERISA Claim Settlement in the amount of $14.75 million ($3.2 million of which was paid by the Predecessor) occurred on or before Feb. 23, 2012. The parties to the ERISA Claim Settlement have exchanged mutual releases of all claims that are the subject of the settlement.

The total settlement amount of $32 million, net of applicable fees and costs, were transferred by the settlement administrator to the ESOP and then allocated to the individual accounts of eligible ESOP participants under a formula approved by the Illinois District Court (the “Plan of Allocation”). Thereafter, these funds were transferred to the ESOP participants’ accounts under the Tribune Company 401(k) Savings Plan. New accounts were established or reactivated for participants who were no longer participating in the Tribune Company 401(k) Savings Plan as of the date of the allocation. The Plan of Allocation provided that the net settlement amount be allocated to eligible ESOP participants based upon each participant’s pro rata allocation of shares under the ESOP to such participants as of Dec. 31, 2010.

On Feb. 23, 2012, the Predecessor and the DOL entered into and filed with the Bankruptcy Court a stipulation resolving the 71 proofs of claim against the Predecessor and various subsidiary Debtors. The Predecessor allowed one proof of claim in favor of the DOL in the amount of $3.2 million. All other claims were released. The Predecessor recorded a pretax charge of $4.45 million, representing its share of the ERISA Claim Settlement, in selling, general and administrative expenses in the Predecessor’s 2010 consolidated statement of operations.

The Predecessor was also party to a separate, but related settlement with the IRS regarding the potential excise tax of $37.5 million relating to the ERISA issues that were being investigated by the DOL. On Nov. 16, 2011, the Predecessor paid $7 million to the IRS in full satisfaction of the IRS’s ERISA-related claim pursuant to this settlement. The ERISA Claim Settlement provides that the allowed DOL claim referred to above is subject to a dollar-for-dollar reduction by any payment made by the Predecessor to the IRS on account of the IRS’s ERISA-related claims. Accordingly, the DOL claim in the amount of $3.2 million has been reduced to zero and no further amounts are due and owing on account of such claim. The Predecessor recorded a pretax charge of $7 million for the IRS settlement in selling, general and administrative expenses in the Predecessor’s 2010 consolidated statement of operations.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17: CAPITAL STOCK

Successor Common Stock and Warrants—Effective as of the Effective Date, Reorganized Tribune Company issued 78,754,269 shares of New Class A Common Stock and 4,455,767 shares of New Class B Common Stock. As described in Note 1, certain creditors that were entitled to receive New Common Stock, either voluntarily elected to receive New Class B Common Stock in lieu of New Class A Common or were allocated New Class B Common Stock in lieu of New Class A Common in order to comply with the FCC’s ownership rules and requirements. The New Class A Common Stock and New Class B Common Stock generally provide identical economic rights, but holders of New Class B Common Stock have limited voting rights, including that such holders have no right to vote in the election of directors. Subject to the ownership limitations described below, each share of New Class A Common Stock is convertible into one share of New Class B Common Stock and each share of New Class B Common Stock is convertible into one share of New Class A Common Stock, in each case, at the option of the holder at any time. During the year ended Dec. 29, 2013, on a net basis, 1,389,119 shares of New Class B Common Stock were converted into 1,389,119 shares of New Class A Common Stock.

In addition, on the Effective Date, Reorganized Tribune Company entered into the Warrant Agreement, pursuant to which Reorganized Tribune Company issued 16,789,972 New Warrants to purchase New Common Stock. Reorganized Tribune Company issued the New Warrants in lieu of New Common Stock to creditors that were otherwise eligible to receive New Common Stock in connection with the implementation of the Plan in order to comply with the FCC’s foreign ownership restrictions. Each New Warrant entitles the holder to purchase from Reorganized Tribune Company, at the option of the holder and subject to certain restrictions set forth in the Warrant Agreement and described below, one share of New Class A Common Stock or one share of New Class B Common Stock at an exercise price of $0.001 per share, subject to adjustment and a cashless exercise feature. The New Warrants may be exercised at any time on or prior to Dec. 31, 2032. During the year ended Dec. 29, 2013, 9,904,963 New Warrants were exercised for 9,786,411 shares of New Class A and 118,533 shares of New Class B Common Stock. In addition, 4,077 shares of New Class A Common Stock were issued in the form of unrestricted stock awards to certain members of the Board as compensation for retainer fees (see Note 18 for further information). At Dec. 29, 2013, the following amounts were outstanding: 6,885,009 New Warrants, 89,933,876 shares of New Class A Common Stock and 3,185,181 shares of New Class B Common Stock.

Pursuant to the amended and restated certificate of incorporation of Reorganized Tribune Company filed with the Secretary of State of the State of Delaware in accordance with and pursuant to the Plan, which became effective as of the Effective Date, Reorganized Tribune Company is authorized to issue up to two hundred million shares of New Class A Common Stock, up to two hundred million shares of New Class B Common Stock and up to forty million shares of preferred stock, each par value $0.001 per share, in one or more series. Reorganized Tribune Company has not issued any shares of preferred stock. Reorganized Tribune Company’s New Class A Common Stock, New Class B Common Stock and New Warrants are currently traded over-the-counter under the symbols “TRBAA”, “TRBAB” “TRBNW”, respectively.

Pursuant to Reorganized Tribune Company’s amended and restated certificate of incorporation and the Warrant Agreement, in the event Reorganized Tribune Company determines that the ownership or proposed ownership of New Common Stock or New Warrants, as applicable, would be inconsistent with or violate any federal communications laws, materially limit or impair any business activities or proposed business activities of Reorganized Tribune Company under any federal communications laws, or subject Reorganized Tribune Company to any regulation under any federal communications laws to which Reorganized Tribune Company would not be subject, but for such ownership or proposed ownership, Reorganized Tribune Company may, among other things: (i) require a holder of New Common Stock or New Warrants to promptly furnish information reasonably requested by Reorganized Tribune Company, including information with respect to citizenship, ownership structure, and other ownership interests and affiliations; (ii) refuse to permit a proposed

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

transfer or conversion of New Common Stock, or condition transfer or conversion on the prior consent of the FCC; (iii) refuse to permit a proposed exercise of New Warrants, or condition exercise on the prior consent of the FCC; (iv) suspend the rights of ownership of the holders of New Common Stock or New Warrants; (v) require the conversion of any or all shares of New Common Stock held by a stockholder into shares of any other class of capital stock of Reorganized Tribune Company with equivalent economic value, including the conversion of shares of New Class A Common Stock into shares of New Class B Common Stock or the conversion of shares of New Class B Common Stock into shares of New Class A Common Stock; (vi) require the exchange of any or all shares of New Common Stock held by any stockholder of Reorganized Tribune Company for warrants to acquire the same number and class of shares of capital stock in Reorganized Tribune Company; (vii) to the extent the foregoing are not reasonably feasible, redeem any or all such shares of New Common Stock; or (viii) exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction to prevent or cure any such situation.

Predecessor Common Stock—On Dec. 20, 2007, the Predecessor consummated the Merger, as defined and discussed in Note 1. Pursuant to the Merger Agreement, each share of the Predecessor’s common stock issued and outstanding immediately prior to the Merger, other than shares held by the Predecessor, the ESOP or Merger Sub (in each case, other than shares held on behalf of third parties) and shares held by shareholders who validly exercised appraisal rights, was cancelled and automatically converted into the right to receive $34.00, without interest and less any applicable withholding taxes.

Following the consummation of the Merger, the Predecessor had no shares of common stock issued other than 56,521,739 shares held by the ESOP. Approximately 8,294,000 and 6,635,000 of the shares held by the ESOP were committed for release or allocated to employees at Dec. 30, 2012 and Dec. 25, 2011. See Note 16 for further information on the classification of the shares of the Predecessor’s common stock held by the ESOP in the Predecessor’s financial statements.

In connection with the Debtors’ emergence from Chapter 11, on the Effective Date and in accordance with and subject to the terms of the Plan, (i) the ESOP was deemed terminated in accordance with its terms, (ii) the unpaid principal and interest remaining on the promissory note of the ESOP in favor of the Predecessor was forgiven and (iii) all of the Predecessor’s $0.01 par value common stock held by the ESOP was cancelled, including the 8,294,000 of the shares held by the ESOP that were committed for release or allocated to employees at Dec. 30, 2012. As a result, the $37 million reported as common shares held by ESOP, net of unearned compensation, in the Predecessor’s consolidated balance sheet at Dec. 30, 2012 was eliminated and recorded as a direct adjustment to the Predecessor’s retained earnings (deficit) on the Effective Date as part of the Successor’s adoption of fresh-start reporting. See Note 2 for additional information on the adoption of fresh-start reporting.

Predecessor Stock Purchase Warrants—As a part of the Leveraged ESOP Transactions, the Zell Entity purchased from the Predecessor a $225 million subordinated promissory note due Dec. 20, 2018 at a stated interest rate of 4.64% and 15-year warrants (the “Predecessor Warrants”) which entitled the Zell Entity the right to purchase an aggregate 43,478,261 shares of the Predecessor’s common stock (subject to adjustment), which then represented approximately 40% of the economic equity interest in the Predecessor following the Merger (on a fully-diluted basis, including after giving effect to the share equivalents granted under a management equity incentive plan as discussed in Note 18). The warrant had an initial aggregate exercise price of $500 million, increasing by $10 million per year for the first 10 years of the warrant, for a maximum aggregate exercise price of $600 million (subject to adjustment). Subsequent to the consummation of the Merger and prior to the Petition Date, the Zell Entity assigned minority interests in the initial subordinated promissory note and the warrant, totaling approximately $65 million of the aggregate principal amount of the subordinated promissory note and warrants to purchase 12,611,610 shares, to certain permitted assignees, including entities controlled by certain

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

members of the Predecessor’s Board and certain senior employees of EGI, an affiliate of the Zell Entity. The Predecessor recorded the warrants at an estimated fair value of $255 million, which is presented as a separate component of shareholder’s equity (deficit) in the Predecessor’s consolidated balance sheets.

The subordinated promissory notes, which include $10 million of payable-in-kind interest recorded in 2008, are included in liabilities subject to compromise in the Company’s consolidated balance sheets at Dec. 30, 2012.

On the Effective Date, in accordance with the terms of the Plan, the warrants were cancelled and the $225 million subordinated promissory notes (including accrued and unpaid interest) were terminated and extinguished. As a result of the cancellation of the Predecessor Warrants, the $255 million value reflected in the Predecessor’s consolidated balance sheet at Dec. 30, 2012 was eliminated and recorded as a direct adjustment to the Predecessor’s retained earnings on the Effective Date as part of the Successor’s adoption of fresh-start reporting. See Note 2 for additional information on the adoption of fresh-start reporting.

NOTE 18: STOCK-BASED COMPENSATION

On March 1, 2013, and as permitted under the Plan, the Compensation Committee of the Board adopted the 2013 Equity Incentive Plan (the “Equity Incentive Plan”) for the purpose of granting stock awards to directors, officers and employees of Reorganized Tribune Company and its subsidiaries. Stock awarded pursuant to the Equity Incentive Plan is limited to five percent of the outstanding New Common Stock on a fully diluted basis. There are 5,263,000 shares of New Common Stock authorized for issuance under the Equity Incentive Plan. As of Dec. 29, 2013 the Company had 4,394,657 shares available for grant.

The Equity Incentive Plan provides for the granting of non-qualified stock options (“NSOs”), restricted stock units (“RSUs”), performance share units (“PSUs”) and restricted and unrestricted stock awards. Pursuant to ASC Topic 718, the Company measures stock-based compensation costs on the grant date based on the estimated fair value of the award and recognizes compensation costs on a straight-line basis over the requisite service period for the entire award. The Company’s Equity Incentive Plan allows employees to surrender to the Company shares of vested common stock upon vesting of their stock awards or at the time they exercise their NSOs in lieu of their payment of the required withholdings for employee taxes. The Company does not withhold taxes in excess of minimum required statutory requirements.

NSO and RSU awards generally vest 25% on each anniversary of the date of the grant. Under the Equity Incentive Plan, the exercise price of an NSO award cannot be less than the market price of the New Common Stock at the time the NSO award is granted and has a maximum contractual term of 10 years. No PSUs were deemed granted in 2013 pursuant to ASC Topic 718. Restricted and unrestricted stock awards have been issued to certain members of the Board as compensation for retainer fees and long-term awards. Restricted stock awards issued during the second quarter of 2013 will vest in 33% increments on Dec. 31, 2013, Dec. 31, 2014 and Dec. 31, 2015. The Company intends to facilitate settlement of all vested awards in New Common Stock.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company estimates the fair value of NSO awards using the Black-Scholes option-pricing model, which incorporates various assumptions including the expected term of the awards, volatility of the stock price, risk-free rates of return and dividend yield. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant. Expected volatility was based on the actual historical volatility of a select peer group of entities operating in similar industry sectors as the Company. Expected life was calculated using the simplified method as described under Staff Accounting Bulletin Topic 14, “Share-Based Payment,” as the Equity Incentive Plan was not in existence for a sufficient period of time for the use of the Company-specific historical experience in the calculation. The following table provides the weighted-average assumptions used to determine the fair value of NSO awards granted during the year ended Dec. 29, 2013:

2013
Risk-free interest rate	1.30%
Expected dividend yield	0%
Expected stock price volatility	50.05%
Expected life (in years)	6.20

The Company determines the fair value of RSU and unrestricted and restricted stock awards by reference to the quoted market price of the New Common Stock on the date of the grant.

Stock-based compensation expense for the year ended Dec. 29, 2013 totaled $7 million.

A summary of activity, weighted average exercise prices and weighted average fair values related to the NSOs is as follows:

	2013
	Shares (In thousands)	Weighted Avg. Exercise Price	Weighted Avg. Fair Value	Weighted Avg. Remaining Contractual Term (in years)	Aggregate Intrinsic Value (In thousands)
Outstanding, beginning of period	—	$—	$—	—	$—
Granted	375	57.27	27.97
Exercised	—	—	—
Cancelled	—	—	—
Forfeited	(23)	56.60	27.53

Outstanding, end of period	352	$57.32	$28.00	9.4	$7,134

Vested, end of period	—	—	—	—	—

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A summary of activity and weighted average fair values related to the RSUs is as follows:

	2013
	Shares (in thousands)	Weighted Avg. Fair Value	Weighted Avg. Remaining Contractual Term (in years)
Outstanding, beginning of period	—	$—
Granted	422	57.64
Vested and issued	—	—
Forfeited	(20)	56.60

Outstanding and nonvested, end of period	402	$57.69	3.1

A summary of activity and weighted average fair values related to the restricted and unrestricted stock awards is as follows:

	2013
	Shares (in thousands)	Weighted Avg. Fair Value	Weighted Avg. Remaining Contractual Term (in years)
Outstanding, beginning of period	—	$—
Granted	38	57.50
Vested and issued (1)	(4)	56.90
Forfeited	—	—

Outstanding and nonvested, end of period	34	$57.58	2.0

(1)	Represents 4,077 shares of unrestricted stock.

The total fair value of RSAs vested in year ended Dec. 29, 2013 was $0.2 million.

As of Dec. 29, 2013, the Company had not yet recognized compensation cost on nonvested awards as follows (in thousands):

	Unrecognized Compensation Cost	Weighted Average Remaining Recognition Period (in years)
Nonvested awards	$27,951	3.1

Predecessor Management Equity Incentive Plan—On Dec. 20, 2007, the Predecessor Board approved the Predecessor’s 2007 Management Equity Incentive Plan (the “MEIP”). The MEIP provided for the awarding of phantom units (the “Units”) that generally track the value of a share of the Predecessor’s common stock after the effective date of the Merger. Awards were made to eligible members of the Predecessor’s management and other key employees at the discretion of the Predecessor Board. Under the terms of the MEIP, awards were classified as First Tranche Units or Second Tranche Units.

The First Tranche Units represented approximately 5% of the Predecessor’s fully-diluted outstanding common stock, including after giving effect to the stock purchase warrants (see Note 17) and the First Tranche

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Units and Second Tranche Units authorized under the MEIP. There were 5,434,652 First Tranche Units authorized, subject to customary anti-dilution adjustments, of which 4,163,000 were granted on Dec. 20, 2007. First Tranche Units vested ratably over a three-year period beginning on the date of grant. Unvested First Tranche Units vested upon a change in control of the Predecessor or upon termination of employment due to death or disability. Unvested First Tranche Units were cancelled upon a termination of a participant’s employment for any reason other than death or disability. There were grants of approximately 924,000 First Tranche Units in 2008. There were no grants subsequent to 2008.

The Second Tranche Units represented approximately 3% of the fully-diluted outstanding common stock, including after giving effect to the stock purchase warrants (see Note 17) and the First Tranche Units and Second Tranche Units authorized under the MEIP. There were 3,261,000 Second Tranche Units authorized, subject to customary anti-dilution adjustments, of which 3,196,000 were granted on Dec. 20, 2007. Fifty percent of the Second Tranche Units vested upon grant and the remaining fifty percent vested on the one year anniversary of the grant date. Participants that received Second Tranche Units were entitled to a gross-up for the payment of excise taxes, if any, in connection with the Merger. There were no grants of Second Tranche Units subsequent to 2007.

In general, one-third of vested Units subject to an award (whether First Tranche Units or Second Tranche Units) were payable in cash on each of the fourth, sixth and eighth anniversaries of the grant date or, if sooner, upon the occurrence of a change in control or a termination of employment (other than voluntary resignation or termination for cause) based on the fair market value of the Predecessor’s common stock on the December 31 immediately following the settlement event. With respect to Second Tranche Units only, plan participants whose employment terminated prior to Dec. 20, 2008 were entitled to and received his or her pro rata share (based upon the amount of his or her vested Second Tranche Units relative to all Second Tranche Units outstanding and reserved for issuance) of $25 million.

The Predecessor accounted for the Units issued under the MEIP as liability-classified awards in accordance with ASC Topic 718. The Predecessor recorded no compensation expense in 2012 and 2011 in connection with the MEIP and no early termination payments were made subsequent to 2008. As required by the terms of the MEIP, the expense for 2012 and 2011 was based on the estimated fair value of the Predecessor’s common stock as of Dec. 30, 2012 and Dec. 25, 2011, respectively, as determined by the trustee of the ESOP. The recorded liability under the MEIP was $0 at both Dec. 30, 2012 and Dec. 25, 2011 as the trustee of the ESOP determined that the fair value of the Predecessor’s common shares was $0 per share at both dates.

Stock-Based Compensation Under Predecessor Management Equity Incentive Plan (MEIP)—The Units issued under the MEIP did not contain a retirement eligibility provision and were therefore expensed ratably over the contractual vesting period of each Unit. The Predecessor recorded no stock-based compensation expense in 2012 and 2011. All of the First Tranche Units and Second Tranche Units outstanding at Dec. 30, 2012 were fully vested.

As described above, the Predecessor issued 4,163,000 and 3,196,000 First Tranche Units and Second Tranche Units, respectively, under the MEIP following the consummation of the Merger. The fair value of the Units was based on the estimated fair value of the Predecessor’s common stock at the end of each reporting period.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A summary of activity under the MEIP and weighted average fair values were as follows (Units in thousands):

	Predecessor
	2012		2011
	Units	Weighted Avg. Fair Value	Units	Weighted Avg. Fair Value
Outstanding, beginning of year	2,478	$0.00	3,576	$0.00
Forfeitures	(185)	$0.00	(1,098)	$0.00

Outstanding, end of year	2,293	$0.00	2,478	$0.00

Vested, end of year	2,293	$0.00	2,478	$0.00

In connection with the Debtors’ emergence from Chapter 11, on the Effective Date and in accordance with and subject to the terms of the Plan, the MEIP was deemed terminated in accordance with its terms and any outstanding Units were canceled.

NOTE 19: EARNINGS PER SHARE

The Company computes earnings per common share (“EPS”) from continuing operations, earnings from discontinued operations and net earnings per common share under the two-class method which requires the allocation of all distributed and undistributed earnings to common stock and other participating securities based on their respective rights to receive distributions of earnings. The Company’s New Class A Common Stock and New Class B Common Stock equally share in distributed and undistributed earnings. The Company accounts for the New Warrants as participating securities, as holders of the New Warrants, in accordance with and subject to the terms and conditions of the Warrant Agreement, are entitled to receive ratable distributions of Reorganized Tribune Company’s earnings concurrently with such distributions made to the holders of New Common Stock, subject to certain restrictions relating to FCC rules and requirements.

The Company computes basic EPS by dividing net income applicable to common shares by the weighted average number of common shares outstanding during the period. In accordance with the two-class method, undistributed earnings applicable to the New Warrants have been excluded from the computation of basic EPS. Diluted EPS is computed by dividing consolidated net income by the weighted average number of common shares outstanding during the period as adjusted for the assumed exercise of all outstanding stock awards. The calculation of diluted EPS assumes that stock awards outstanding were exercised at the beginning of the period. The New Warrants and stock awards are included in the calculation of diluted EPS only when their inclusion in the calculation is dilutive.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

ASC Topic 260, “Earnings per Share,” states that the presentation of basic and diluted EPS is required only for common stock and not for participating securities. As such, 11,965,432 of the New Warrants outstanding for the year ended Dec. 29, 2013 have been excluded from the below table.

The calculation of basic and diluted EPS is presented below (in thousands, except for per share data):

Successor
2013
EPS numerator:
Income from continuing operations, as reported	$162,942
Less: Undistributed earnings allocated to New Warrants	19,497

Income from continuing operations attributable to common shareholders for basic EPS	$143,445

Add: Undistributed earnings allocated to dilutive securities	33

Income from continuing operations attributable to common shareholders for diluted EPS	$143,478

Income from discontinued operations, as reported	$78,613
Less: Undistributed earnings allocated to New Warrants	9,406

Net income from discontinued operations attributable to common shareholders for basic and diluted EPS (1)	$69,207

Net income attributable to common shareholders for basic EPS	212,652

Net income attributable to common shareholders for diluted EPS	212,685

EPS denominator:
Weighted average shares outstanding—basic	88,037
Impact of dilutive securities (1)	114

Weighted average shares outstanding—diluted	88,151

Income from continuing operations attributable to common shareholders:

Basic EPS	$1.63

Diluted EPS	$1.62

Income from discontinued operations attributable to common shareholders:

Basic EPS	$0.79

Diluted EPS	$0.79

Net income attributable to common shareholders:

Basic EPS	$2.42

Diluted EPS	$2.41

(1)	The impact of dilutive securities associated with Equity Awards held by Tribune Publishing employees is immaterial. As such, all of the impact of dilutive securities has been allocated to diluted EPS from continuing operations.

Because of their anti-dilutive effect, 58,355 common share equivalents, comprised of NSOs and RSUs, have been excluded from the diluted EPS calculation for the year ended Dec. 29, 2013.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company’s accumulated other comprehensive income (loss) includes unrecognized benefit plan gains and losses, unrealized gains and losses on marketable securities classified as available-for-sale, and foreign currency translation adjustments. Accumulated other comprehensive income (loss) is a separate component of shareholder’s equity (deficit) in the Company’s consolidated balance sheets.

The following table summarizes the activity for each component of accumulated other comprehensive income (loss) (in thousands):

	Unrecognized Benefit Plan Gains and Losses	Foreign Currency Translation Adjustments (2)	Unrecognized Gain on Marketable Securities (3)	Total
Balance at Dec. 26, 2010 (Predecessor)	$(832,664)	$(2,859)	$1,411	$(834,112)
Other comprehensive income (loss)	(217,080)	(1,198)	(1,411)	(219,689)

Balance at Dec. 25, 2011 (Predecessor)	(1,049,744)	(4,057)	—	(1,053,801)
Other comprehensive income (loss)	144,430	1,247	—	145,677

Balance at Dec. 30, 2012 (Predecessor)	(905,314)	(2,810)	—	(908,124)
Fresh-start reporting adjustments to eliminate Predecessor’s accumulated other comprehensive income (loss), net of taxes of $163,183 and $(543), respectively (1)	905,314	2,810	—	908,124

Balance at Dec. 31, 2012 (Successor)	—	—	—	—
Other comprehensive income (loss)	140,590	95	—	140,685

Balance at Dec. 29, 2013 (Successor)	$140,590	$95	$—	$140,685

(1)	As a result of the adoption of fresh-start reporting, amounts included in the Predecessor’s accumulated other comprehensive income (loss) at Dec. 30, 2012 were eliminated. As a result, the Company recorded $1.071 billion of previously unrecognized pretax losses in reorganization items, net in the Predecessor’s consolidated statement of operations for Dec. 31, 2012. The net balance at Dec. 30, 2012 of $(905) million for benefit plans was comprised of $(948) million related to pension plans and $43 million related to other postretirement plans.
(2)	The changes included $0.3 million, $1 million and $(1) million, net of taxes, related to the Company’s 32.1% investment interest in CareerBuilder for 2013, 2012 and 2011, respectively. The changes also included $(0.3) million, $0.1 million and $(0.2) million, net of taxes, related to the Company’s 31.3% investment interest in TV Food Network for 2013, 2012 and 2011, respectively. See Note 9 for the discussion of the Company’s equity-method investments.
(3)	2011 activity pertains entirely to the Predecessor’s share of unrealized gains on marketable securities related to its investment interest in CareerBuilder (see Note 9). In the second quarter of 2011, CareerBuilder liquidated its marketable securities classified as available for sale and recorded $6 million of cumulative after-tax gains on these securities in its net income. The Predecessor’s share of the gain after taxes recorded by CareerBuilder is included in income on equity investments, net in the Predecessor’s 2011 consolidated statement of operations.

NOTE 21: OTHER MATTERS

Related Party Transactions—The Company’s company-sponsored pension plan assets include an investment in a loan fund limited partnership managed by Oaktree, a principal shareholder of Reorganized Tribune Company. The fair value of this investment was $30 million and $29 million at Dec. 29, 2013 and Dec. 30, 2012, respectively. The pension plan assets have included an investment in this fund since 2008.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22: BUSINESS SEGMENTS

The Company is a diversified media and entertainment company that, subsequent to the date of the Publishing Spin-off, conducts its operations through two business segments: Television and Entertainment and Digital and Data. These segments reflect the manner in which the Company sells its products to the marketplace and the manner in which it manages its operations and makes business decisions. In addition, certain administrative activities, including operating the Company’s corporate office functions and managing the Company’s company-sponsored defined benefit pension plans, as well as the management of certain of the Company’s real estate assets are reported and included under Corporate and Other. Corporate and Other is not a reportable segment but is included for reconciliation purposes.

Television and Entertainment—The Company’s Television and Entertainment operations prior to the Local TV Acquisition consisted of The CW Network, LLC television affiliates in New York, Los Angeles, Chicago, Dallas, Washington D.C., Houston, Miami, Denver, St. Louis, Portland, Indianapolis, Hartford, and New Orleans; FOX Broadcasting Company television affiliates in Seattle, Sacramento, San Diego, Indianapolis, Hartford, Grand Rapids and Harrisburg; an American Broadcasting Company television affiliate in New Orleans; independent television stations in Philadelphia and Seattle; superstation WGN America distributed by cable, satellite and other similar distribution methods; Antenna TV, a national multicast network; and a radio station in Chicago. As a result of the Local TV Acquisition, the Company became the owner of 16 television stations, in addition to Dreamcatcher Stations (see Note 10), including seven FOX television affiliates in Denver, Cleveland, St. Louis, Kansas City, Salt Lake City, Milwaukee and High Point/Greensboro/Winston-Salem; four CBS television affiliates in Memphis, Richmond, Huntsville and Ft. Smith; one ABC television affiliate in Davenport/Moline; two NBC television affiliates in Des Moines and Oklahoma City; and two independent television stations in Ft. Smith and Oklahoma City. Subsequent to Dreamcatcher’s acquisition of the Dreamcatcher Stations, the Company entered into SSAs with Dreamcatcher to provide technical, promotional, back-office, distribution, content policies and delivered programming services to the Dreamcatcher Stations in WTKR-TV, Norfolk, VA, WGNT-TV, Norfolk, VA and WNEP-TV, Scranton/Wilkes-Barre, PA.

Upon the closing of the Local TV and Dreamcatcher Transactions, the Company’s television station portfolio increased from 23 to 42 television stations (including the Dreamcatcher Stations) and includes 14 CW affiliates, 14 FOX affiliates, five CBS affiliates, three ABC affiliates, two NBC affiliates and four independent television stations.

Digital and Data— The Company’s Digital and Data operations provide innovative technology and services that collect and distribute video, music and entertainment data primarily through wholesale distribution channels to consumers globally. The Digital and Data reportable segment operates under the Company’s Tribune Digital Ventures business unit (“TDV”). TDV was established in 2013 as a vehicle to manage and develop digital products and services that leverage the Company’s content and data. Gracenote Video, formerly known as TMS, historically operated primarily in the television metadata industry. Through the acquisition of Gracenote, Inc. (“Gracenote”) in early 2014, the combined business is also now a leader in music metadata and recognition and discovery technology, and has expanded into high growth areas, such as streaming music services, mobile devices, automotive infotainment and the television data market in key international markets.

No single customer provides more than 10% of the Company’s revenues. In determining operating profit for each segment, none of the following items have been added or deducted: income and loss on equity investments, interest income, interest expense, non-operating items, reorganization costs or income taxes. Assets represent those tangible and intangible assets used in the operations of each segment.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Successor	Predecessor
	2013	2012	2011
Operating Revenues from Continuing Operations (1)
Television and Entertainment	$1,014,424	$1,141,701	$1,102,315
Digital and Data	79,217	84,512	80,096
Corporate and Other	53,599	6,634	5,529

Total operating revenues	$1,147,240	$1,232,847	$1,187,940

Operating Profit (Loss) from Continuing Operations (1)(2)
Television and Entertainment	$195,940	366,472	332,268
Digital and Data	16,497	24,365	21,655
Corporate and Other	(13,397)	(139,934)	(99,541)

Total operating profit	$199,040	$250,903	$254,382

Depreciation from Continuing Operations (3)
Television and Entertainment	$29,947	$37,995	$34,682
Digital and Data	2,576	2,755	1,679
Corporate and Other	8,664	2,238	2,312

Total depreciation	$41,187	$42,988	$38,673

Amortization from Continuing Operations (3)
Television and Entertainment	$105,526	$10,594	$10,514
Digital and Data	9,191	1,133	1,135
Corporate and Other	—	198	167

Total amortization	$114,717	$11,925	$11,816

Capital Expenditures
Television and Entertainment	$18,813	$36,383	$38,076
Digital and Data	2,993	3,265	4,447
Corporate and Other	33,205	54,950	28,593
Discontinued Operations	15,858	52,336	46,394

Total capital expenditures	$70,869	$146,934	$117,510

Assets
Television and Entertainment (4)	$8,604,353	$1,657,351
Digital and Data	323,959	146,049
Corporate and Other (4)(5)	2,123,724	3,545,536
Discontinued Operations	423,973	993,247
Assets held for sale	—	8,853

Total assets	$11,476,009	$6,351,036

(1)	See Note 4 for the disclosures of operating revenues and operating profit included in discontinued operations for the historical periods.
(2)	Operating profit for each segment excludes income and loss on equity investments, interest income, interest expense, non-operating items, reorganization costs and income taxes.
(3)	Depreciation from discontinued operations totaled $34 million, $104 million, and $103 million for the years ended Dec. 29, 2013, Dec. 30, 2012 and Dec. 25, 2011, respectively. Amortization from discontinued operations totaled $6 million, $7 million, and $5 million for the years ended Dec. 29, 2013, Dec. 30, 2012 and Dec. 25, 2011, respectively.

TRIBUNE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(4)	At Dec. 29, 2013, Television and Entertainment total assets included restricted cash and cash equivalents of $202 million comprised of cash held with the Trustee related to the Senior Toggle Notes assumed in connection with the Company’s acquisition of Local TV (see Note 10) and Corporate total assets included $20 million related to restricted cash held to satisfy remaining claim obligations to holders of priority claims and fees earned by professional advisors during Chapter 11 proceedings (see Note 1). Corporate’s assets at Dec. 30, 2012 included $727 million of restricted cash and cash equivalents related to the Chicago Cubs Transactions (see Note 9); this amount was presented as a part of Television and Entertainment assets at Dec. 25, 2011.
(5)	Corporate and Other assets include certain real estate assets (see Note 4) as well as the Company’s equity investments in CareerBuilder and CV which, prior to the Effective Date and the Publishing Spin-off, respectively, were included in the publishing segment.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Member of

Local TV, LLC

We have audited the accompanying consolidated financial statements of Local TV, LLC and its subsidiaries (the “Company”) (a wholly owned subsidiary of Local TV Holdings, LLC), which comprise the consolidated balance sheets as of December 26, 2013 and December 31, 2012, and the related consolidated statements of operations, member’s capital (deficit), and cash flows for the period from January 1, 2013 to December 26, 2013 and for each of the two years in the period ended December 31, 2012, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 26, 2013 and December 31, 2012, and the results of their operations and their cash flows for the period from January 1, 2013 to December 26, 2013 and for each of the two years in the period ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

February 28, 2014

Cincinnati, Ohio

LOCAL TV, LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

		December 26, 2013		December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$	23,395	$	32,307
Trade accounts receivable (less allowances—2013, $ 946; 2012, $ 1,132)		42,891		37,666
Current portion of program rights		4,598		4,793
Prepaid expenses and other current assets		3,806		4,386

Total current assets		74,690		79,152
Property and equipment, net		80,911		89,854
Program rights, excluding current portion		437		1,219
Goodwill		19,362		19,362
Intangible assets, net		196,518		201,117
Assets held for sale		1,020		1,250
Deferred financing costs, net		1,694		3,439
Other noncurrent assets		112		98

Total assets	$	374,744	$	395,491

Liabilities and Member’s Capital (Deficit)
Current liabilities:
Current portion of long-term debt	$	—	$	1,884
Accounts payable		2,983		2,183
Related party accounts payable		201		245
Accrued interest		3,155		799
Current portion of program obligations		5,395		5,830
Other current liabilities		9,375		12,964

Total current liabilities		21,109		23,905
Long-term debt, excluding current portion		404,600		447,824
Program obligations, excluding current installments		610		1,209
Other noncurrent liabilities		2,907		4,007

Total liabilities		429,226		476,945

Commitments and contingencies (see Note 8)
Member’s capital (deficit):
Contributed capital		121,435		73,010
Retained earnings (deficit)		(175,917)		(154,464)

Total member’s capital (deficit)		(54,482)		(81,454)

Total liabilities and member’s capital (deficit)	$	374,744	$	395,491

See notes to consolidated financial statements.

LOCAL TV, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

		Period From January 1, 2013 to December 26, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011
Net revenue	$	198,899	$	208,709	$	168,115
Operating expenses:
Television operating expenses (exclusive of items listed separately below)		106,465		103,298		99,927
Corporate expenses, net (exclusive of items listed separately below)		10,612		9,378		8,892
Equity-based compensation expense		49,484		869		3,111
Amortization of intangible assets		4,598		4,807		5,222
Depreciation		12,427		11,543		12,010
Gain on insurance recovery		—		—		(298)
Loss on disposals of property and equipment, net		4,045		775		1,319

Total operating expenses		187,631		130,670		130,183

Operating income		11,268		78,039		37,932

Other expense (income):
Interest expense		32,802		29,842		28,498
Interest income		(81)		(101)		(142)
Realized and unrealized (gain)/loss on derivative instruments, net		—		122		810
Gain on debt extinguishment		—		—		(1,649)

Total other expense, net		32,721		29,863		27,517

Net income (loss)	$	(21,453)	$	48,176	$	10,415

See notes to consolidated financial statements.

LOCAL TV, LLC

CONSOLIDATED STATEMENTS OF MEMBER’S CAPITAL (DEFICIT)

(in thousands)

		Contributed Capital		Retained Earnings (Deficit)		Total Member’s Capital (Deficit)
Balance at December 31, 2010	$	137,317	$	(213,055)	$	(75,738)
Equity-based compensation expense		3,111		—		3,111
Net income		—		10,415		10,415

Balance at December 31, 2011		140,428		(202,640)		(62,212)
Distributions to member		(68,287)		—		(68,287)
Equity-based compensation expense		869		—		869
Net income		—		48,176		48,176

Balance at December 31, 2012		73,010		(154,464)		(81,454)
Distributions to member		(1,059)		—		(1,059)
Equity-based compensation expense		49,484		—		49,484
Net loss		—		(21,453)		(21,453)

Balance at December 26, 2013	$	121,435	$	(175,917)	$	(54,482)

See notes to consolidated financial statements.

LOCAL TV, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

		Period From January 1, 2013 to December 26, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011
Operating activities
Net income (loss)	$	(21,453)	$	48,176	$	10,415
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation		12,427		11,543		12,010
Amortization of intangible assets		4,598		4,807		5,222
Amortization of deferred financing costs and discount		2,265		2,310		2,129
Amortization of program rights and impairment		8,538		9,140		10,253
Program payments		(8,595)		(9,469)		(10,061)
Equity-based compensation		49,484		869		3,111
Loss on derivative instruments, net		—		122		810
Loss on disposals of property and equipment, net		4,045		775		1,319
Gain on insurance recovery		—		—		(298)
Non-cash gain on debt extinguishment		—		—		(1,649)
Changes in operating assets and liabilities:
Accounts receivable		(5,225)		(3,092)		(937)
Other assets		566		108		(333)
Accounts payable		756		(353)		(221)
Accrued interest		2,356		—		(108)
Other liabilities		(4,910)		(785)		(2,898)

Net cash provided by operating activities		44,852		64,151		28,764

Investing activities
Acquisition of television business and licenses, net of cash acquired		—		(787)		—
Purchases of property and equipment		(7,155)		(9,906)		(9,646)
Proceeds from disposals of property and equipment		78		219		1,470
Proceeds from insurance recovery		—		—		441
Cash settlements on derivative instruments		—		(882)		(2,193)

Net cash used in investing activities		(7,077)		(11,356)		(9,928)

Financing activities
Distributions to member		(1,059)		(68,287)		—
Proceeds from borrowing on long-term debt		—		70,000		—
Payments on long-term debt		(45,628)		(45,338)		(68,330)
Deferred financing costs		—		(2,876)		(526)

Net cash used in financing activities		(46,687)		(46,501)		(68,856)

Net increase (decrease) in cash and cash equivalents		(8,912)		6,294		(50,020)
Cash and cash equivalents at beginning of period		32,307		26,013		76,033

Cash and cash equivalents at end of period	$	23,395	$	32,307	$	26,013

Supplemental cash flow information:
Cash paid for interest (exclusive of cash settlements on derivatives)	$	28,140	$	27,492	$	26,433

See notes to consolidated financial statements.

LOCAL TV, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

As of December 26, 2013, Local TV, LLC and its subsidiaries (the “Company”) owned and operated ten television stations affiliated with the NBC, ABC, CBS, MyNetworkTV or CW television networks and one independent television station. Local TV, LLC is a wholly-owned subsidiary of Local TV Holdings, LLC, a Delaware limited liability company (“Holdings”). Holdings entered into a Securities Purchase Agreement dated June 29, 2013 (the “Purchase Agreement”) to sell Holdings and its subsidiaries to Tribune Company (“Tribune”) for $2.725 billion in cash. The transaction under the Purchase Agreement was subject to customary closing conditions, including, among other things, (a) regulatory approvals and (b) the receipt of the consent of the Federal Communications Commission (the “FCC”) relating to the assignment or transfer of control of the television broadcasting licenses issued by the FCC for the television stations. The transaction was completed December 27, 2013 (the “Closing”). These financial statements are presented as of the December 26, 2013 effective closing date of the transaction. In connection with the Closing, the Company’s term loan was repaid in full from the transaction proceeds and the senior credit facility was terminated. Also in connection with the Closing, the Company issued a notice of redemption for all of the senior toggle notes at the redemption price of 100%, as set forth in the indenture governing the senior toggle notes, plus accrued and unpaid interest to, but not including, the date of redemption. A portion of the transaction proceeds were placed in escrow at Closing for the redemption of the senior notes (the “Redemption”). The Redemption occurred on January 27, 2014. Corporate expenses for the period from January 1, 2013 to December 26, 2013 include transaction costs of $20,000 related to the Closing. Holdings incurred transaction costs of approximately $31 million related to the Closing; these costs are not reflected in the Company’s financial statements.

Local TV, LLC is a holding company with no independent operations of its own or assets other than the equity interests of its subsidiaries, and the Company’s operations are conducted through its subsidiaries. The economic characteristics, services, production process, customer type and distribution methods for the Company’s operations are substantially similar and are, therefore, aggregated as a single business segment. Management has evaluated all subsequent events through the February 28, 2014 distribution of these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The consolidated financial statements include the accounts of Local TV, LLC and its subsidiaries. All intercompany account balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market funds held with financial institutions, with an initial maturity of three months or less.

Accounts Receivable

The Company extends credit based upon its evaluation of a customer’s credit worthiness and financial condition. For certain advertisers, the Company does not extend credit and requires cash payment in advance. The Company monitors the collection of receivables and maintains an allowance for estimated losses based upon the aging of such receivables and specific collection issues that may be identified. Concentration of credit risk with respect to accounts receivable is generally limited due to the large number of geographically diverse customers, individually small balances, and short payment terms.

A roll forward of accounts receivable allowances for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011 is as follows (in thousands):

Balance, December 31, 2010	$	1,023
Charged to expense		247
Write-offs, net		(401)

Balance, December 31, 2011		869
Charged to expense		975
Write-offs, net		(712)

Balance, December 31, 2012		1,132
Charged to expense		457
Write-offs, net		(643)

Balance, December 26, 2013	$	946

Program Rights

Program rights and the corresponding contractual obligations are recorded when the license period begins and the programs are available for use. Program rights are carried at the lower of unamortized cost or estimated net realizable value on a program by program basis. Any reduction in unamortized costs to net realizable value is included in amortization of program rights in the accompanying Consolidated Statements of Operations. Programming rights are amortized over the license period. The majority of the Company’s programming rights are for first-run programming which is generally amortized over one year. Rights for off-network syndicated products, feature films and cartoons are amortized based on the projected number of airings on an accelerated basis contemplating the estimated revenue to be earned per showing. Program rights and the corresponding contractual obligations are classified as current or long-term based on estimated usage and payment terms. Amortization of program rights is included in television operating expenses on the Consolidated Statements of Operations and was approximately $8.5 million, $9.1 million and $10.3 million for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively. Amortization of program rights included impairment charges of approximately $0.4 million, $0.3 million and $0.4 million for the reduction of unamortized costs to net realizable value for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively.

Barter and Trade Transactions

Barter transactions represent the exchange of commercial air time for programming. Trade transactions represent the exchange of commercial air time for merchandise or services. Barter and trade transactions are recorded at the fair market value of the goods or services received, or the commercial air time relinquished, whichever is more clearly indicative of fair value. Barter program rights and payables are recorded for barter transactions when the program is available for broadcast. Revenue is recognized on barter and trade transactions when the commercials are broadcast; expenses are recorded when the programming airs or when the merchandise or service is utilized. Barter and trade revenue is included in net revenue on the Consolidated Statements of Operations and was approximately $5.6 million, $5.0 million and $5.3 million for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively. Barter and trade expenses are included in television operating expenses on the Consolidated Statements of Operations and were approximately $5.5 million, $5.0 million and $5.3 million for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively.

Deferred Financing Costs

Deferred financing costs are amortized to interest expense using the effective interest method over the term of the related debt.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives as follows: land improvements—15 years; buildings and building improvements—10 to 40 years; broadcast equipment—5 to 30 years; office furniture, fixtures and other equipment—3 to 10 years; and vehicles—3 to 5 years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Management reviews, on a continuing basis, the financial statement carrying value of property and equipment for impairment indicators. If events or changes in circumstances were to indicate that an asset carrying value may not be recoverable utilizing related undiscounted cash flows, a write-down of the asset to fair value would be recorded through a charge to operations. Management also reviews the continuing appropriateness of the useful lives assigned to property and equipment. Prospective adjustments to such lives are made when warranted.

Goodwill and Intangible Assets

Goodwill is the excess of cost over the fair market value of tangible and other intangible net assets acquired. Other intangible assets include Federal Communications Commission (“FCC”) broadcast licenses, network affiliations, advertiser lists and favorable leases.

Goodwill and broadcast licenses are considered to be indefinite-lived intangible assets and are not amortized but instead are tested for impairment annually or whenever events or changes in circumstances indicate that such assets might be impaired. The broadcast license impairment test consists of a qualitative assessment and, if necessary, a comparison of the fair value of broadcast licenses with their carrying amount on a station-by-station basis using a discounted cash flow valuation method, assuming a hypothetical startup scenario.

The goodwill impairment test consists of a qualitative assessment and, if necessary, a two-step quantitative process. The qualitative assessment for goodwill impairment considers various factors related to the reporting units to conclude whether it is more likely than not that a reporting unit is impaired. If the qualitative assessment concludes that it is more likely than not that a reporting unit is impaired, the goodwill impairment test continues with a two-step quantitative process. The first step of the quantitative process compares the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is determined through the use of a discounted cash flow analysis. The valuation assumptions used in the discounted cash flow model reflect historical performance of the reporting unit and prevailing values in the markets for broadcasting properties. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the quantitative process compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the reporting unit’s fair value (as determined in the first step described above) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess but not more than the carrying value of goodwill.

Other intangible assets, excluding broadcast licenses, are amortized over their estimated useful lives ranging from one to 39 years. The Company’s amortizable intangible assets are amortized using either straight-line or accelerated amortization methods that match the expected benefit derived from the assets. The accelerated amortization methods allocate amortization expense in proportion to each year’s expected revenues to the total expected revenues over the estimated useful lives of the assets. The Company evaluates the remaining useful life of its intangible assets with determinable lives each reporting period to determine whether events or circumstances warrant a revision to the remaining period of amortization. As a result of the 2013, 2012 and 2011 impairment testing, the Company was not required to recognize an impairment loss during 2013, 2012 or 2011. See Note 5.

Various judgmental assumptions about the economy, cash flows, growth rates, risk and weighted-average costs of capital of hypothetical market participants are used in developing estimates of fair value. The Company considers the assumptions used in its estimates to be reasonable; however, had the Company used different assumptions, the Company’s reported results may have varied materially.

Deferred Incentives

The Company has a long-term agreement with a service provider under which the service provider agreed to pay cash incentives to the Company for entering into the agreement. The service provider paid the Company a $5.0 million incentive in May of 2007 and an additional $4.0 million incentive in May of 2008. These incentive payments are deferred and amortized on a straight-line basis as a reduction of the cost of the service over the related agreement term. The unamortized balance of deferred incentives is recorded within other noncurrent liabilities on the Consolidated Balance Sheets. Total deferred incentives were approximately $1.3 million and $2.4 million at December 26, 2013 and December 31, 2012, respectively.

Asset Retirement Obligations

The Company recognizes a liability for the fair value of a conditional asset retirement obligation when incurred if fair value can be reasonably estimated. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company’s liability for asset retirement obligations which primarily relate to tower leases, was $0.7 million at December 26, 2013 and December 31, 2012 and was included within other noncurrent liabilities on the Consolidated Balance Sheets.

Fair Value of Financial Instruments

The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, accounts payable and other accrued expenses approximate their fair values due to the short-term nature of these financial instruments. The fair value of the Company’s long-term debt, as of December 26, 2013 was estimated based on the repayments made subsequent to the sale of the company on December 26, 2013. The fair value of the Company’s long-term debt, including current maturities, as of December 31, 2012 was estimated using discounted cash flow analyses, based on the incremental borrowing rates currently available to the Company for similar debt with similar terms and maturity, and is considered Level 2 in the fair value hierarchy.

Interest Rate Swaps

At times, the Company enters into interest rate swap agreements to manage its exposure to interest rate movements by effectively converting a portion of its debt from variable to fixed rates. The Company recognizes the interest rate swap agreements as assets or liabilities. The interest rate swaps are recorded at their fair values and the changes in fair values are recorded as gain or loss on derivative financial instruments on the Consolidated Statements of Operations. If certain conditions are met, a derivative may be designated as a cash flow hedge, a fair value hedge or a foreign currency hedge. The Company’s interest rate swaps were not designated for hedge accounting.

Revenue Recognition

The Company’s primary source of revenue is television advertising. Other sources include retransmission consent revenue and interactive media revenue. Net advertising revenue, retransmission consent revenue and net interactive media revenue together represented approximately 96%, 96% and 95% of the Company’s total revenue for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively.

•	Net Advertising Revenue. Advertising revenue is recognized net of agency and national representatives’ commissions and in the period when the commercials are broadcast. Agency and national representatives’ commissions were approximately $25.5 million, $31.6 million and $23.9 million for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively.

•	Retransmission Consent Revenue. Retransmission consent revenue includes agreements with cable, satellite and certain other multi-channel video programming distributors for retransmission consent. Revenue is recognized based on the number of subscribers over the contract period or is a fixed amount recognized over the contract period.

•	Net Interactive Media Revenue. Interactive media revenue is recognized net of agency commissions over the contract period, generally as advertisements are displayed. Interactive media revenue includes primarily Internet advertising revenue.

•	Other Revenue. The Company generates revenue from other sources, which include the following types of transactions and activities: (i) barter and trade revenue, which is recognized when the commercials are broadcast; (ii) services revenue from the production of commercials for advertising customers; (iii) rental income pursuant to tower lease agreements with third parties providing for attachment of antennas to the Company’s towers; and (iv) other miscellaneous revenue, such as licenses and royalties. These revenues are generally recognized as earned.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. The Company incurred total advertising and promotion expenses of $1.7 million, $2.1 million and $2.0 million for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively.

Income Taxes

No provision for federal taxes is required because the Company has elected to be taxed as a partnership; accordingly, each member’s respective share of income is included in its federal return. The Company is subject to certain state and local taxes which were approximately $0.7 million, $0.1 million and $0.4 million for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively, and are included within corporate expenses on the Consolidated Statements of Operations. The Company recognizes tax benefits from uncertain tax positions when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the income tax position. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized.

Equity-Based Compensation

The Company’s employees participate in an equity-based compensation plan of Holdings, which is more fully described in Note 9. The Company records compensation expense for equity-based transactions.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates, including those related to allowances for doubtful accounts, program rights, barter and trade transactions, useful lives of property, plant and equipment, intangible assets, accrued liabilities, contingent liabilities, and fair value of financial instruments and grants of membership units and warrants. Actual results could differ from those estimates.

3. STATION ACQUISITION

On August 23, 2011, the Company entered into an asset purchase agreement with Riverside Media, LLC to acquire KPBI located in Eureka Springs, Arkansas for $784,000 in cash, subject to adjustment. The Company paid an initial deposit of $50,000 on August 23, 2011. On January 5, 2012, the Company completed the acquisition of KPBI. The Company paid the remaining purchase price of $737,000, including adjustments, upon closing. In connection with the acquisition, the Company changed the station’s call letters from KPBI to KXNW. The Company also owns and operates KFSM in Ft. Smith, Arkansas. Ft. Smith and Eureka Springs are both located within the Ft. Smith-Fayetteville-Springdale-Rogers DMA.

The purchase of KPBI was accounted for under the purchase method of accounting. Under the purchase method of accounting, the results of operations of the acquired business are included in the accompanying consolidated financial statements as of its acquisition date. The identifiable assets and liabilities of the acquired business are recorded at their estimated fair values with the excess of the purchase price over such identifiable net assets, if any, allocated to goodwill.

The following table summarizes the fair values of the assets acquired for KPBI through the asset acquisition transaction (in thousands):

Prepaid expenses and other assets	$	3
Property and equipment		170
Other intangible assets (including broadcast licenses)		614

Net assets acquired	$	787

4. PROPERTY AND EQUIPMENT

Property and equipment as of December 26, 2013 and December 31, 2012 consisted of the following (in thousands):

		December 26, 2013		December 31, 2012
Land and land improvements	$	17,238	$	17,208
Buildings and improvements		18,320		16,877
Equipment		91,672		102,696
Furniture and fixtures		1,918		1,851
Vehicles		5,179		4,898
Construction in progress		2,764		4,480

Total		137,091		148,010
Accumulated depreciation		(56,180)		(58,156)

Net property, plant and equipment	$	80,911	$	89,854

In August 2010, the Company completed the process of co-locating WGNT and WTKR into a single broadcast facility. The Company is undertaking efforts to sell the unused facility. The associated assets have been presented as held for sale in the Consolidated Balance Sheets as of December 26, 2013 and December 31, 2012. The Company measures property held for sale at the lower of its carrying amount or fair value less cost to sell. The Company concluded that the carrying amount of the facility held for sale exceeded the fair value less cost to sell and, therefore, recognized non-cash impairment charges of $0.2 million and $0.3 million for the period from January 1, 2013 to December 26, 2013 and the year ended December 31, 2012, respectively.

During 2013, the Company reassessed the useful lives of certain pieces of equipment that are scheduled to be replaced during 2014. The reduction in useful life resulted in additional depreciation of $0.8 million for the period from January 1, 2013 to December 26, 2013. The effect on 2014 will not be material.

5. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets as of December 26, 2013 and December 31, 2012 consisted of the following (in thousands):

		December 26, 2013		December 31, 2012
Total intangible assets subject to amortization, net	$	4,963	$	9,562
Intangible assets not subject to amortization- broadcast licenses		191,555		191,555

Total intangible assets, net	$	196,518	$	201,117

Goodwill	$	19,362	$	19,362

The Company assesses its goodwill and intangible assets with indefinite useful lives at least annually on November 30th. The Company’s intangible assets with indefinite useful lives are broadcast licenses to operate its television stations which have been granted by the FCC. Intangible assets with determinable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment indicators. As a result of the 2013, 2012 and 2011 impairment testing, the Company was not required to recognize an impairment charge during 2013, 2012 or 2011. Since inception, the Company has incurred cumulative goodwill and broadcast license non-cash impairment charges of $0.1 million and $198.1 million, respectively.

Summarized below is the carrying value of intangible assets subject to amortization as of December 26, 2013 and December 31, 2012 (in thousands):

	Useful Life in Years		December 26, 2013						December 31, 2012
			Gross Carrying Value		Accumulated Amortization		Net Carrying Value		Gross Carrying Value		Accumulated Amortization		Net Carrying Value
Intangible assets subject to amortization:
Network affiliations	2 to 8	$	26,205	$	24,507	$	1,698	$	26,205	$	21,132	$	5,073
Income leases and contracts	1 to 39		9,870		7,734		2,136		9,870		6,618		3,252
Advertiser relationships and contracts	1 to 5		9,900		9,900		—		9,900		9,900		—
Other	2 to 34		2,238		1,109		1,129		2,238		1,001		1,237

Total intangible assets subject to amortization		$	48,213	$	43,250	$	4,963	$	48,213	$	38,651	$	9,562

There were no changes in goodwill for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011.

Annual intangible asset amortization expense is estimated to be approximately $1.5 million in 2014, $0.9 million in 2015, $0.3 million in 2016, $0.3 million in 2017, $0.2 million in 2018 and $1.8 million thereafter.

6. OTHER LIABILITIES

Other liabilities as of December 26, 2013 and December 31, 2012 consisted of the following (in thousands):

		December 26, 2013		December 31, 2012
Deferred vendor incentives	$	1,265	$	2,382
Accrued employee costs		4,971		6,824
Barter and trade payable		2,172		2,715
Asset retirement obligations		718		676
Accrued property taxes		629		739
Other		2,527		3,635

Total other liabilities		12,282		16,971
Current portion of other liabilities		(9,375)		(12,964)

Other liabilities (less current portion)	$	2,907	$	4,007

7. LONG-TERM DEBT

Long-term debt as of December 26, 2013 and December 31, 2012 consisted of the following (in thousands):

		December 26, 2013		December 31, 2012
Term loan	$	205,609	$	251,237
9.25%/10% senior toggle notes due 2015, net of discount of $776 and $1,296 in 2013 and 2012, respectively		198,991		198,471

Total debt		404,600		449,708
Less: Current maturities		—		(1,884)

Total long-term debt	$	404,600	$	447,824

The Company’s senior credit facility consists of a term loan and a $15.0 million revolving credit facility. The Company’s wholly-owned subsidiary, Local TV Finance LLC (“Finance LLC”), is the borrower under the senior credit facility. As of December 26, 2013 and December 31, 2012, the Company did not have any borrowings outstanding under its revolving credit facility.

The term loan, $205.6 million as of December 26, 2013, was due at maturity in May 2015. As discussed in Note 1, the term loan was repaid effective with the closing of the sale transaction. The Company made a quarterly installment payment on the term loan of $0.6 million in June 2013 and an optional prepayment on the term loan of $45.0 million on September 24, 2013. Additionally, the Company made optional prepayments on the term loan of $18.0 million, $15.0 million, $10.0 million and $2.3 million on March 8, 2012, July 31, 2012, September 28, 2012 and October 31, 2012, respectively. The Company must prepay the outstanding balance of the term loan with a portion of the Company’s excess cash flow, as defined in the credit agreement, based on the Company’s total leverage ratio, as defined in the credit agreement. Based on the excess cash flow calculation for the year ended December 31, 2012, a prepayment was not required. To the extent that excess cash flow prepayments were required, the prepayments offset the quarterly installment payments. The revolving credit facility is not subject to any mandatory incremental reduction.

On February 15, 2012, the Company entered into a second amendment to the Company’s senior credit facility (“Amendment No. 2”). More specifically, Amendment No. 2, among other things, reduced the revolving commitments to $15.0 million, extended the maturity of the $15.0 million revolving commitments and $181.3 million of the term loan issued under the credit agreement until May 7, 2015, increased the applicable margin for revolving loans and for the extended term loan by 2.0% per annum and added provisions for subsequent extensions of the revolving commitments or the term loans. All other material terms of the senior credit agreement remained unchanged. In connection with Amendment No. 2, the Company incurred additional financing costs of $1.5 million.

On September 28, 2012, the Company entered into a third amendment to the Company’s senior credit facility (“Amendment No. 3”). More specifically, Amendment No. 3, among other things, increased the term loan by $70.0 million, amended and restated the definition of Consolidated Net Income and amended the restricted payments covenant to increase the dividend basket from $5.0 million plus the Available Amount that is Not Otherwise Applied to $80.0 million plus the Available Amount that is Not Otherwise Applied. All other material terms of the senior credit agreement remain unchanged. In connection with Amendment No. 3, the Company incurred additional financing costs of $1.4 million.

The revolving and term facilities bear interest, at the Company’s option, at an interest rate equal to the London Interbank Offered Rate (“LIBOR”) plus a margin or at the administrative agent’s base rate, generally equal to the administrative agent’s prime rate, plus a margin. The applicable margin on the term facility under the original credit agreement was 1.0% for base rate loans and 2.0% for LIBOR loans. As noted above, Amendment No. 2 increased the applicable margin for the extended term loans by 2.0%. The applicable margin on the revolving facility varies based on the Company’s total leverage ratio as defined in the credit agreement. Presented below are the ranges of revolving facility applicable margins available to the Company, after giving effect to Amendment No. 2, based on the Company’s total leverage ratio:

Applicable Margin for Base Rate Advances	Applicable Margin for LIBOR Advances
2.5% - 3.0%	3.5% - 4.0%

The interest rate on the balance outstanding under the term loan at December 26, 2013 and December 31, 2012 was 6.25% and 4.2%, respectively. Additionally, the Company is required to pay quarterly commitment fees on the unused portion of its revolving loan commitment ranging from 0.375% to 0.50% per annum, based on the total leverage ratio of the Company.

The senior credit facility is secured by substantially all of the Company’s assets, excluding FCC licenses. The agreement contains affirmative and negative covenants that the Company must comply with, including (a) limitations on additional indebtedness, (b) limitations on liens, (c) limitations on the sale of assets, (d) limitations on guarantees, (e) limitations on investments and acquisitions, (f) limitations on the payment of dividends, (g) limitations on mergers, as well as other customary covenants. The credit agreement also includes the requirement for maintenance of a specified leverage ratio not to exceed certain maximum limits at any time that there is an outstanding balance under the revolving facility.

The 9.25%/10% senior toggle notes were co-issued by Finance LLC and its wholly-owned subsidiary Local TV Finance Corporation. The senior notes mature on June 15, 2015, but were irrevocably called for redemption concurrent with the closing; see Note 1. Interest is payable every six months in arrears on June 15 and December 15. The senior notes contained a toggle feature that permitted the payment of interest on the notes by increasing the principal amount of the notes or by issuing additional notes through June 15, 2011. For the remaining periods, interest must be paid entirely in cash. Cash interest accrues at a rate of 9.25% per annum and interest that is paid by increasing the principal amount of the notes or by issuing additional notes accrued at a rate of 10% per annum. The senior toggle notes contain restrictive provisions similar to those of the senior credit facility limiting Finance LLC’s ability to, among other things, incur additional indebtedness, make certain acquisitions or investments, sell assets or make certain restricted payments. The senior toggle notes are fully and unconditionally guaranteed, on a joint and several basis, by the Company and all of the Company’s subsidiaries. There are no restrictions on Finance LLC’s ability to obtain cash dividends or other distributions of funds from the guarantor subsidiaries, except those imposed by applicable law. As of December 26, 2013 and December 31, 2012, an affiliate of the Company held $28.9 million in aggregate principal amount of the senior toggle notes. See Note 12.

The fair value of the Company’s debt obligations was approximately $405.4 million and $454.3 million as of December 26, 2013 and December 31, 2012, respectively.

Interest Rate Swap Agreements

The Company had three interest rate swap agreements for $75.0 million, $90.0 million and $40.0 million that expired on September 28, 2012, May 7, 2012 and February 7, 2012, respectively.

The interest rate swaps, while economically being used to hedge the variability of cash flows on a portion of the Company’s variable rate debt, were not designated for hedge accounting and, thus, were recorded on the

Consolidated Balance Sheets at fair value with changes in fair value each period reported in other income and expense as gain/loss on derivative instruments. The marking-to-market of these derivative instruments resulted in the recognition of a loss of $0.1 million and $0.8 million in other income and expense for the years ended December 31, 2012 and 2011, respectively. The differential to be paid or received on the swaps was accrued as an adjustment to the gain/loss on derivative instruments. Fair value is derived using valuation models that take into account the contract terms such as maturity dates, interest rate yield curves, our creditworthiness as well as that of the counterparty and other data. The data sources utilized in these valuation models that are significant to the fair value measurement are Level 2 in the fair value hierarchy. See Note 11.

8. COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings and claims that arise in the normal course of its business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not materially affect the Company’s financial position.

The Company has obligations to various program syndicators and distributors in accordance with current contracts for the rights to broadcast programs. Future payments as of December 26, 2013, scheduled under contracts for programs which are currently available for broadcast and not yet available for broadcast are as follows (in thousands):

Year ending December 31:		Programs Available for Broadcast		Programs Not Yet Available for Broadcast		Total
2014	$	5,395	$	2,228	$	7,623
2015		417		5,546		5,963
2016		169		3,932		4,101
2017		24		1,137		1,161
2018		—		—		—
Thereafter		—		—		—

Total	$	6,005	$	12,843		$18,848

Actual amortization in each of the next five years may exceed the amounts presented above as the Company’s broadcast television stations may continue to license additional programs.

The Company has various agreements relating to non-cancelable operating leases with an initial term of one year or more (some of which contain renewal options) and employment contracts for key employees. Future minimum cash payments under the terms of these agreements as of December 26, 2013 are as follows (in thousands):

Year ending December 31:		Operating Leases		Employment and Talent Contracts
2014	$	1,851	$	13,724
2015		1,141		8,058
2016		956		2,791
2017		905		1,030
2018		794		414
Thereafter		3,509		383

Total	$	9,156	$	26,400

Rent expense for operating leases was approximately $2.1 million, $2.1 million and $2.2 million for the period January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively.

The Company has various income lease agreements which include the use of space on the Company’s towers (some of which contain renewal options). Future minimum cash payments under the terms of these agreements as of December 26, 2013 are as follows (in thousands):

Year ending December 31:		Lease Payments
2014	$	424
2015		223
2016		152
2017		140
2018		82
Thereafter		110

Total	$	1,131

Rent revenue was approximately $0.7 million, $0.8 million and $0.8 million for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively.

9. EQUITY-BASED COMPENSATION

The Limited Liability Company Agreement of Holdings (the “LLC agreement”) provides for two classes of membership interests: Class A interests and Class B interests. The Class B interests were awarded pursuant to the Local TV Holdings, LLC 2008 Management Equity Plan (the “Holdings Equity Plan”), and represent interests in the future profits of Local TV Holdings, LLC. All or a portion of each award under the Holdings Equity Plan are subject to either service vesting or performance vesting. In general, an award, or portion of an award, subject to service vesting vests over a four-year period at monthly anniversaries of the date of grant at equal installments. In general, an award, or portion of an award, subject to performance vesting vests upon the achievement of specific company performance targets set forth in the award.

Employees of the Company were awarded Class B units under the Holdings Equity Plan. As the Class B units of Holdings have been awarded to employees of the Company, the compensation expense associated with the awards has been reflected in the Company’s financial statements. At December 26, 2013, the Company did not have any unrecognized compensation cost related to the nonvested Class B unit awards granted under the Holdings Equity Plan. For certain of the Class B awards granted in 2011, the payout value is dependent on a liquidity event or a change in control. Upon closing the sale transaction described in Note 1, the payout associated with the Class B unit awards was $122.1 million. The following is a summary of Class B unit activity for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011 (in thousands):

	Period From January 1, 2013 to December 26, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Beginning balance	50,921	50,921	39,561
Awards	—	—	11,360

Ending balance	50,921	50,921	50,921

The Company’s former chief executive officer, who is currently a consultant to the Company, holds warrants to purchase 4.6 million Class B units under the Holdings Equity Plan. The Company accounts for vested warrants held by certain non-employees as liability awards until these awards are exercised or forfeited. The fair value of these awards is remeasured at each financial statement date until the awards are settled or expire. As the warrants to purchase Class B units under the Holdings Equity Plan have been awarded to a consultant of the Company, the compensation expense associated with the warrants has been reflected in the Company’s financial statements. Upon closing the sale transaction described in Note 1, the warrants were exercised and converted to Class B shares. The payout associated with the warrants was $12.1 million.

In February 2009, Holdings adopted the Local TV Holdings, LLC Phantom Stock Plan for Station Managers (the “Phantom Stock Plan”). The Phantom Stock Plan allows selected key employees to share in the equity appreciation of Holdings. The phantom stock awards under the Phantom Stock Plan have the same economics as Class B units under the Holdings Equity Plan, but they are not actual equity units. The value of these awards is dependent on a liquidity event or a change in control, therefore, compensation expense associated with these awards was not recorded until such an event was deemed probable. In connection with the sale transaction described in Note 1, compensation expense of $18.7 million associated with the phantom stock awards was recognized. The following is a summary of phantom stock activity for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011 (in thousands):

	Period From January 1, 2013 to December 26, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Beginning balance	8,357	9,051	9,281
Awards	—	360	—
Forfeitures	(908)	(1,054)	(230)

Ending balance	7,449	8,357	9,051

The following is a summary of equity based compensation expense for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011 (in thousands):

		Period From January 1, 2013 to December 26, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011
Class B units	$	23,946	$	88	$	1,192
Class B warrants		6,794		781		1,919
Phantom stock awards		18,744		—		—

Total equity based compensation expense	$	49,484	$	869	$	3,111

The determination of the fair value of the equity units and warrants is complex and requires the use of numerous estimates. These estimates include, but are not limited to, assumptions regarding cost of capital, future performance, and the probability of future liquidity events. Had the Company used different assumptions in its analysis, it could have had a significant impact on the Consolidated Financial Statements. The value of these awards was calculated based on the sale transaction proceeds in excess of total contributed capital plus distributions and a return on capital, as defined in the agreements, allocated across the various classes of membership interests and phantom stock.

10. 401(K) PLAN

The Company’s qualified employees may contribute from 1% to 15% of their compensation up to certain dollar limits to a self-directed 401(k) savings plan. The Company previously matched 25% of the employee’s contribution up to 6% (i.e., the Company matched up to 1.5%) of the employee’s compensation. Effective October 2012, the Company increased its matching contribution to 35% of the employee’s contribution up to 6%. Contributions made by the Company vest based on the employee’s years of service. Vesting occurs in 20% annual increments until the employee is 100% vested after five years. The assets in the 401(k) savings plan are invested in a variety of diversified mutual funds. The Company contributions to the 401(k) savings plan were $0.9 million, $0.5 million and $0.5 million for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively.

11. FAIR VALUE ACCOUNTING

The following is the three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value of financial instruments:

Level 1—Observable inputs such as quoted prices in active markets;

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

Level 3—Unobservable inputs that reflect the Company’s determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including the Company’s own data.

Recurring Fair Value Measurements

The following table represents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of December 26, 2013 and December 31, 2012 (in thousands):

		Level 1		Level 2		Level 3		Total
December 26, 2013
Assets:
Money market funds	$	23,019	$	—	$	—	$	23,019

December 31, 2012
Assets:
Money market funds	$	31,250	$	—	$	—	$	31,250

Non-Recurring Fair Value Measurements

The Company has certain assets that are measured at fair value on a non-recurring basis and are adjusted to fair value only when the carrying values exceed their fair values. The following table represents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a non-recurring basis during the period from January 1, 2013 to December 26, 2013 and the year ended December 31, 2012 (in thousands):

	Measurement Date		Level 1		Level 2		Level 3		Total		Impairment Loss
2013
Assets:
Program rights (1)	12/26/13	$	—	$	—	$	499	$	499	$	(376)

Assets held for sale (2)	12/26/13	$	—	$	—	$	1,020	$	1,020	$	(230)

2012
Assets:
Program rights (1)	12/31/12	$	—	$	—	$	625	$	625	$	(296)

Assets held for sale (2)	12/31/12	$	—	$	—	$	1,250	$	1,250	$	(302)

(1)	Fair value of the Company’s program rights is based upon estimated future advertising revenue expected to be generated by each program. The estimated future advertising revenue is determined using the historical revenue performance of each program. The Level 3 fair value amount represents the fair value of the programs that required an adjustment to fair value. For the remaining program rights, fair value exceeded carrying value.
(2)	Fair value of the Company’s assets held for sale is based upon the estimated sale price less costs to sell. The estimated sale price is determined using pending sale agreements or comparable market sales. The Level 3 fair value amount represents the fair value of the asset held for sale that required an adjustment to fair value. For the remaining assets held for sale, fair value exceeded carrying value.

12. RELATED PARTIES

The Company’s parent, Holdings, is approximately 95% owned by affiliates of Oak Hill Capital Partners (“Oak Hill Capital”).

Finance LLC has an advisory services and monitoring agreement with Oak Hill Capital pursuant to which the Company has retained Oak Hill Capital or its affiliate as an advisor to analyze the Company’s operations, historical performance, future prospects and any prospective corporate transaction or restructuring, as well as to provide the Company with financial and business monitoring services, including the preparation of a strategic plan. In consideration for such services, the Company pays Oak Hill Capital an annual advisory fee of $2.0 million. The agreement automatically renews for an additional one-year term on January 1st of each year unless either party terminates by delivering notice at least 60 days prior to December 31st of the immediately proceeding year. Advisory fees are included in corporate expenses and were $2.0 million for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011.

FoxCo Management Agreement

FoxCo, an affiliate of the Company, owns eight television stations. Finance LLC entered into a management agreement with FoxCo pursuant to which Finance LLC manages the operational, financial and administrative activities and functions of FoxCo’s stations in exchange for annual management fees of $3.9 million in 2013, $3.7 million in 2012 and $3.5 million in 2011. Either party may terminate this agreement upon 120 days’ notice. Management fees have been presented net within corporate expenses. The net balances due from the Company to FoxCo of $0.2 million were included within related party accounts payable on the Consolidated Balance Sheets as of December 26, 2013 and December 31, 2012.

Senior Toggle Notes Held by an Affiliate

An affiliate of the Company purchased $20.8 million in aggregate principal amount of the Company’s senior toggle notes during 2009. The affiliate purchased an additional $4.0 million in aggregate principal amount of senior toggle notes during 2011. As of December 26, 2013 and December 31, 2012, this affiliate held $28.9 million of the Company’s senior toggle notes.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Member of

FoxCo Acquisition, LLC

We have audited the accompanying consolidated financial statements of FoxCo Acquisition, LLC and its subsidiaries (the “Company”) (a wholly owned subsidiary of Local TV Holdings, LLC), which comprise the consolidated balance sheets as of December 26, 2013 and December 31, 2012, and the related consolidated statements of operations, member’s capital (deficit), and cash flows for the period from January 1, 2013 to December 26, 2013 and for each of the two years in the period ended December 31, 2012, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 26, 2013 and December 31, 2012, and the results of their operations and their cash flows for the period from January 1, 2013 to December 26, 2013 and for each of the two years in the period ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

February 28, 2014

Cincinnati, Ohio

FOXCO ACQUISITION, LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

		December 26, 2013		December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$	39,800	$	65,020
Trade accounts receivable (less allowances- 2013, $1,792; 2012, $1,893)		90,402		79,341
Related party accounts receivable		201		245
Current portion of program rights		11,134		12,654
Prepaid expenses and other current assets		4,174		4,103

Total current assets		145,711		161,363

Property and equipment, net		101,670		109,151
Program rights, excluding current portion		5,443		3,279
Goodwill		131,859		131,859
Intangible assets, net		397,895		401,841
Deferred financing costs, net		7,040		5,911
Other noncurrent assets		459		452

Total assets	$	790,077	$	813,856

Liabilities and Member’s Capital (Deficit)
Current liabilities:
Current portion of long-term debt	$	9,616	$	7,650
Accounts payable		2,036		2,162
Accrued interest		12,831		117
Current portion of program obligations		13,252		21,045
Other current liabilities		20,339		26,896

Total current liabilities		58,074		57,870

Long-term debt, excluding current portion		939,796		751,817
Program obligations, excluding current installments		5,529		3,342
Deferred tax liabilities		20,031		21,920
Other noncurrent liabilities		2,377		3,577

Total liabilities		1,025,807		838,526

Commitments and contingencies (see Note 7)

Member’s capital (deficit):
Contributed capital		—		181,283
Retained earnings (deficit)		(235,730)		(205,953)

Total member’s capital (deficit)		(235,730)		(24,670)

Total liabilities and member’s capital (deficit)	$	790,077	$	813,856

See notes to consolidated financial statements.

FOXCO ACQUISITION, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

		Period From January 1, 2013 to December 26, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011
Net revenue	$	376,810	$	$409,898	$	$332,905

Operating expenses:
Television operating expenses (exclusive of items listed separately below)		202,043		203,507		199,282
Corporate expenses (exclusive of items listed separately below)		4,400		3,800		3,727
Local marketing agreement fees		13,975		19,388		13,639
Equity-based compensation expense		12,755		—		—
Amortization of intangible assets		3,946		4,004		4,026
Depreciation		11,342		11,512		11,930
Loss on disposals of property and equipment		2,599		906		144

Total operating expenses		251,060		243,117		232,748

Operating income		125,750		166,781		100,157

Other expense (income):
Interest expense		55,266		53,493		57,675
Interest income		(67)		(73)		(68)
Realized and unrealized (gain)/loss on derivative instruments, net		68		166		535
Loss on debt extinguishment		—		27,669		—

Total other expense, net		55,267		81,255		58,142

Income before income taxes		70,483		85,526		42,015
Income tax expense		3,055		2,645		2,775

Net income	$	67,428	$	$82,881	$	$39,240

See notes to consolidated financial statements.

FOXCO ACQUISTION, LLC

CONSOLIDATED STATEMENTS OF MEMBER’S CAPITAL (DEFICIT)

(in thousands)

		Contributed Capital		Retained Earnings (Deficit)		Total Member’s Capital (Deficit)
Balance at December 31, 2010	$	382,000	$	(328,074)	$	53,926
Net income		—		39,240		39,240

Balance at December 31, 2011		382,000		(288,834)		93,166
Distributions to member		(200,717)		—		(200,717)
Net income		—		82,881		82,881

Balance at December 31, 2012		181,283		(205,953)		(24,670)
Distributions to member		(181,283)		(109,960)		(291,243)
Equity-based compensation expense		—		12,755		12,755
Net income		—		67,428		67,428

Balance at December 26, 2013	$	—	$	(235,730)	$	(235,730)

See notes to consolidated financial statements.

FOXCO ACQUISTION, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

		Period From January 1, 2013 to December 26, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011
Operating activities
Net income	$	67,428	$	82,881	$	39,240
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		11,342		11,512		11,930
Amortization of intangible assets		3,946		4,004		4,026
Amortization of deferred financing costs and discount		3,223		6,050		6,593
Amortization of program rights and impairment		21,245		22,449		24,388
Program payments		(27,495)		(25,592)		(30,408)
Loss on derivative instruments, net		68		166		535
Equity-based compensation		12,755		—		—
Loss on disposals of property and equipment, net		2,599		906		144
Non-cash loss on debt extinguishment		—		14,293		—
Deferred taxes		(1,889)		(1,775)		(335)
Changes in operating assets and liabilities:
Accounts receivable		(11,017)		846		(8,066)
Other assets		(78)		1,017		1,063
Accounts payable		(126)		(92)		(408)
Accrued interest		12,714		(12,326)		17
Other liabilities		(7,229)		4,552		(2,544)

Net cash provided by operating activities		87,486		108,891		46,175

Investing activities
Purchases of property and equipment		(7,877)		(9,323)		(8,582)
Proceeds from disposals of property and equipment		821		2,478		55
Cash settlements on derivative instruments		—		(126)		(4,446)

Net cash used in investing activities		(7,056)		(6,971)		(12,973)

Financing activities
Distributions to member		(291,243)		(200,717)		—
Net proceeds from borrowings on long-term debt		236,320		761,175		—
Payments on long-term debt		(47,414)		(610,847)		(35,800)
Deferred financing costs		(3,313)		(6,245)		(3,612)

Net cash used in financing activities		(105,650)		(56,634)		(39,412)

Net increase (decrease) in cash and cash equivalents		(25,220)		45,286		(6,210)
Cash and cash equivalents at beginning of period		65,020		19,734		25,944

Cash and cash equivalents at end of period	$	39,800	$	65,020	$	19,734

Supplemental cash flow information:
Cash paid for interest (exclusive of cash settlements on derivatives)	$	39,295	$	59,738	$	50,939

Cash paid for taxes	$	5,684	$	3,751	$	2,465

See notes to consolidated financial statements.

FOXCO ACQUISTION, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

As of December 26, 2013, FoxCo Acquisition, LLC and its subsidiaries (the “Company”) owned seven Fox-affiliated television stations and one CBS-affiliated television station. Through local marketing agreements, the Company provides certain operational services to two CW-affiliated television stations that are owned by the Tribune Company (“Tribune”). A holding company, Local TV Holdings, LLC, a Delaware limited liability company (“Holdings”), serves as the Company’s parent company and the parent company of Local TV, LLC (“Local TV”). See Note 11. Holdings entered into a Securities Purchase Agreement dated June 29, 2013 (the “Purchase Agreement”) to sell Holdings and its subsidiaries to Tribune for $2.725 billion in cash. The transaction under the Purchase Agreement was subject to customary closing conditions, including, among other things, (a) regulatory approvals and (b) the receipt of the consent of the Federal Communications Commission (the “FCC”) relating to the assignment or transfer of control of the television broadcasting licenses issued by the FCC for the television stations. The transaction was completed December 27, 2013 (the “Closing”). These financial statements are presented as of the December 26, 2013 effective closing date of the transaction. In connection with the Closing, the Company’s term loan was repaid in full from the transaction proceeds and the senior credit facility was terminated. Corporate expenses for the period from January 1, 2013 to December 26, 2013 include transaction costs of $46,172 related to the Closing. Holdings incurred transaction costs of approximately $31 million related to the Closing; these costs are not reflected in the Company’s financial statements.

FoxCo Acquisition, LLC is a holding company with no significant operations of its own or assets other than the equity interests of its subsidiaries, and the Company’s operations are conducted through its subsidiaries. The Company’s operations consist of one business segment. The economic characteristics, services, production process, customer type and distribution methods for the Company’s operations are substantially similar and are, therefore, aggregated as a single business segment. Management has evaluated all subsequent events through the February 28, 2014 distribution of these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The consolidated financial statements include the accounts of FoxCo Acquisition, LLC and its subsidiaries. All intercompany account balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market funds held with financial institutions, with an initial maturity of three months or less.

Accounts Receivable

The Company extends credit based upon its evaluation of a customer’s credit worthiness and financial condition. For certain advertisers, the Company does not extend credit and requires cash payment in advance. The Company monitors the collection of receivables and maintains an allowance for estimated losses based upon the aging of such receivables and specific collection issues that may be identified. Concentration of credit risk with respect to accounts receivable is generally limited due to the large number of geographically diverse customers, individually small balances, and short payment terms.

A roll forward of accounts receivable allowances for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011 is as follows (in thousands):

Balance, December 31, 2010	$	1,957
Charged to expense		728
Write-offs, net		(810)

Balance, December 31, 2011		1,875
Charged to expense		290
Write-offs, net		(272)

Balance, December 31, 2012		1,893
Charged to expense		281
Write-offs, net		(382)

Balance, December 26, 2013	$	1,792

Program Rights

Program rights and the corresponding contractual obligations are recorded when the license period begins and the programs are available for use. Program rights are carried at the lower of unamortized cost or estimated net realizable value on a program by program basis. Any reduction in unamortized cost to net realizable value is included in amortization of program rights in the accompanying Consolidated Statements of Operations. Programming rights are amortized over the license period. The majority of the Company’s programming rights are for first-run programming which is generally amortized over one year. Rights for off-network syndicated products, feature films and cartoons are amortized based on the projected number of airings on an accelerated basis contemplating the estimated revenue to be earned per showing. Program rights and the corresponding contractual obligations are classified as current or long-term based on estimated usage and payment terms. Amortization of program rights is included in television operating expenses on the Consolidated Statements of Operations and was approximately $21.2 million, $22.4 million and $24.4 million for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively. Amortization of program rights included impairment charges of $0.1 million, $0.3 million and $2.1 million for the reduction of unamortized cost to net realizable value for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively.

Barter and Trade Transactions

Barter transactions represent the exchange of commercial air time for programming. Trade transactions represent the exchange of commercial air time for merchandise or services. Barter and trade transactions are recorded at the fair market value of the goods or services received or the commercial air time relinquished, whichever is more clearly indicative of fair value. Barter program rights and payables are recorded for barter transactions when the program is available for broadcast. Revenue is recognized on barter and trade transactions when the commercials are broadcast; expenses are recorded when the programming airs or when the merchandise or service is utilized. Barter and trade revenue is included in net revenue on the Consolidated Statements of Operations and was approximately $5.9 million, $5.7 million and $6.0 million for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively. Barter and trade expenses are included in television operating expenses on the Consolidated Statements of Operations and were approximately $5.5 million, $5.6 million and $6.1 million for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively.

Deferred Financing Costs

Deferred financing costs are amortized to interest expense using the effective interest method over the term of the related debt.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives as follows: land improvements—15 years; buildings and building improvements—10 to 40 years; broadcast equipment—5 to 30 years; office furniture, fixtures and other equipment—3 to 10 years; and vehicles—3 to 5 years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Management reviews, on a continuing basis, the financial statement carrying value of property and equipment for impairment indicators. If events or changes in circumstances were to indicate that an asset carrying value may not be recoverable utilizing related undiscounted cash flows, a write-down of the asset to fair value would be recorded through a charge to operations. Management also reviews the continuing appropriateness of the useful lives assigned to property and equipment. Prospective adjustments to such lives are made when warranted.

Goodwill and Intangible Assets

Goodwill is the excess of cost over the fair market value of tangible and other intangible net assets acquired. Other intangible assets include Federal Communications Commission (“FCC”) broadcast licenses, network affiliations, advertiser lists and favorable leases.

Goodwill and broadcast licenses are considered to be indefinite-lived intangible assets and are not amortized but instead are tested for impairment annually or whenever events or changes in circumstances indicate that such assets might be impaired. The broadcast license impairment test consists of a qualitative assessment and, if necessary, a comparison of the fair value of broadcast licenses with their carrying amount on a station-by-station basis using a discounted cash flow valuation method, assuming a hypothetical startup scenario.

The goodwill impairment test consists of a qualitative assessment and, if necessary, a two-step quantitative process. The qualitative assessment for goodwill impairment considers various factors related to the reporting units to conclude whether it is more likely than not that a reporting unit is impaired. If the qualitative assessment concludes that it is more likely than not that a reporting unit is impaired, the goodwill impairment test continues with a two-step quantitative process. The first step of the quantitative process compares the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is determined through the use of a discounted cash flow analysis. The valuation assumptions used in the discounted cash flow model reflect historical performance of the reporting unit and prevailing values in the markets for broadcasting properties. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the quantitative process compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by performing an assumed purchase price allocation, using the reporting unit’s fair value (as determined in the first step described above) as the purchase price. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess but not more than the carrying value of goodwill.

Other intangible assets, excluding broadcast licenses, are amortized over their estimated useful lives ranging from one to 34 years. The Company’s amortizable intangible assets are amortized using either straight-line or accelerated amortization methods that match the expected benefit derived from the assets. The accelerated amortization methods allocate amortization expense in proportion to each year’s expected revenues to the total expected revenues over the estimated useful lives of the assets. The Company evaluates the remaining useful life of its intangible assets with determinable lives each reporting period to determine whether events or circumstances warrant a revision to the remaining period of amortization. As a result of the 2013, 2012 and 2011 impairment testing, the Company was not required to recognize an impairment loss during 2013, 2012 or 2011. See Note 4.

Various judgmental assumptions about the economy, cash flows, growth rates, risk and weighted-average costs of capital of hypothetical market participants are used in developing estimates of fair value. The Company considers the assumptions used in its estimates to be reasonable; however, had the Company used different assumptions, the Company’s reported results may have varied materially.

Deferred Incentives

The Company has a long-term agreement with a service provider under which the service provider agreed to pay a cash incentive to the Company for entering into the agreement. The service provider paid the Company an $8.0 million incentive in August 2008. This incentive payment is deferred and amortized on a straight-line basis as a reduction of the cost of the service over the related agreement term. The unamortized balance of the deferred incentive is recorded within other noncurrent liabilities on the Consolidated Balance Sheets. Total deferred incentives were approximately $1.5 million and $2.8 million at December 26, 2013 and December 31, 2012, respectively.

Asset Retirement Obligations

The Company is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if fair value can be reasonably estimated. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company’s liability for asset retirement obligations was $0.4 million at December 26, 2013 and December 31, 2012, and was included within other noncurrent liabilities on the Consolidated Balance Sheets.

Fair Value of Financial Instruments

The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, accounts payable and other accrued expenses approximate their fair values due to the short-term nature of these financial instruments. The fair value of the Company’s long-term debt as of December 26, 2013 was estimated based on the repayments made subsequent to the sale of the Company on December 26, 2013. The fair value of the Company’s long-term debt, including current maturities, as of December 31, 2012 was estimated using discounted cash flow analyses, based on the incremental borrowing rates currently available to the Company for similar debt with similar terms and maturity, and is considered Level 2 in the fair value hierarchy.

Interest Rate Swaps and Caps

At times, the Company enters into interest rate swap and cap agreements to manage its exposure to interest rate movements by effectively converting a portion of its debt from variable to fixed rates through swaps or limiting the variable rate exposure through caps. The Company recognizes the interest rate swap and cap agreements as assets or liabilities. The interest rate swaps and caps are recorded at their fair values and the changes in fair values are recorded as gain or loss on derivative financial instruments on the Consolidated Statements of Operations. If certain conditions are met, a derivative may be designated as a cash flow hedge, a fair value hedge or a foreign currency hedge. The Company’s interest rate swaps and caps were not designated for hedge accounting.

Local Marketing Agreements

The Company has local marketing agreements (“LMAs”) with stations located in markets in which the Company already owns and operates a station. Under the terms of these agreements, the Company makes specified periodic payments to the owner-operator in exchange for the right to program and sell advertising on a specific portion of the station’s inventory of broadcast time. As a result of the LMAs, substantially all of the revenue and expenses of these stations are included within the revenue and expenses of the Company from the inception of the agreements. Nevertheless, as the holder of the FCC license, the owner-operator retains control and responsibility for the operation of the station, including responsibility over all programming content broadcast on the station. Additionally, the Company does not consolidate the stations operated under the LMAs because the Company is not the primary beneficiary.

Revenue Recognition

The Company’s primary source of revenue is television advertising. Other sources include retransmission consent revenue and interactive media revenue. Net advertising revenue, retransmission consent revenue and net interactive media revenue together represented approximately 98% of the Company’s total revenue for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011.

•	Net Advertising Revenue. Advertising revenue is recognized net of agency and national representatives’ commissions and in the period when the commercials are broadcast. Agency and national representatives’ commissions were approximately $54.9 million, $68.3 million and $53.4 million for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively.

•	Retransmission Consent Revenue. Retransmission consent revenue includes agreements with cable, satellite and certain other multi-channel video programming distributors for retransmission consent. Revenue is recognized based on the number of subscribers over the contract period or is a fixed amount recognized over the contract period.

•	Net Interactive Media Revenue. Interactive media revenue is recognized net of agency commissions over the contract period, generally as advertisements are displayed. Interactive media revenue includes primarily Internet advertising revenue.

•	Other Revenue. The Company generates revenue from other sources, which include the following types of transactions and activities: (i) barter and trade revenues, which is recognized when the commercials are broadcast; (ii) services revenue from the production of commercials for advertising customers; (iii) rental income pursuant to tower lease agreements with third parties providing for attachment of antennas to the Company’s towers; and (iv) other miscellaneous revenue, such as licenses and royalties. These revenues are generally recognized as earned.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. The Company incurred total advertising and promotion expenses of $3.6 million, $2.8 million and $2.5 million for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability approach. Deferred taxes are provided for the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. The assets of each station are held and operated through separate subsidiaries. One of the Company’s subsidiaries is structured as a corporation and is, therefore, subject to federal and state income taxes. The Company’s other subsidiaries are structured as limited liability companies that have elected to be taxed as partnerships; accordingly, each member’s respective share of income is included in its federal return. The Company recognizes tax benefits from uncertain tax positions when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the income tax position. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized.

Equity-Based Compensation

The Company’s employees participated in an equity-based compensation plan of Holdings, which is more fully described in Note 9. The Company records compensation expense for equity-based payment transactions.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates, including those related to allowances for doubtful accounts, program rights, barter and trade transactions, useful lives of property, plant and equipment, intangible assets, accrued liabilities, contingent liabilities, and fair value of financial instruments and grants of membership units and warrants. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

Property and equipment as of December 26, 2013 and December 31, 2012 consisted of the following (in thousands):

		December 26, 2013		December 31, 2012
Land and land improvements	$	19,504	$	20,929
Buildings and improvements		32,555		31,205
Equipment		96,990		96,676
Furniture and fixtures		2,656		2,724
Vehicles		6,945		5,781
Construction in progress		1,979		4,165

Total		160,629		161,480
Accumulated depreciation		(58,959)		(52,329)

Net property, plant and equipment	$	101,670	$	$109,151

4. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets as of December 26, 2013 and December 31, 2012 consisted of the following (in thousands):

		December 26, 2013		December 31, 2012
Total intangible assets subject to amortization, net	$	18,095	$	22,041
Intangible assets not subject to amortization—broadcast licenses		379,800		379,800

Total intangible assets, net	$	397,895	$	401,841

Goodwill	$	131,859	$	131,859

The Company assesses its goodwill and intangible assets with indefinite useful lives at least annually on November 30th. The Company’s intangible assets with indefinite useful lives are broadcast licenses to operate its television stations which have been granted by the FCC. Intangible assets with determinable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment indicators. As a result of the 2013, 2012 and 2011 impairment testing, the Company was not required to recognize an impairment charge during 2013, 2012 and 2011. Since inception, the Company has incurred cumulative broadcast license non-cash impairment charges of $190.2 million. Since inception, the Company has incurred cumulative goodwill non-cash impairment charges of $103.3 million. For the year ended December 31, 2011, the Company determined that the tax basis of certain assets was inadvertently understated by $3.6 million ($1.4 million tax effected). As the amount was determined to be immaterial, a correction was made to the original purchase price allocation with an offsetting change to deferred income taxes in 2011.

Summarized below is the carrying value of intangible assets subject to amortization as of December 26, 2013 and December 31, 2012 (in thousands):

			December 26, 2013						December 31, 2012
	Useful Life in Years		Gross Carrying Value		Accumulated Amortization		Net Carrying Value		Gross Carrying Value		Accumulated Amortization		Net Carrying Value
Intangible assets subject to amortization:
Network affiliations	10	$	39,903	$	21,926	$	17,977	$	39,903	$	18,008	$	21,895
Income leases and contracts	1 to 12		4,178		4,060		118		4,178		4,032		146
Advertiser relationships and contracts	1		1,735		1,735		—		1,735		1,735		—
Other	3 to 34		30		30		—		30		30		—

Total intangible assets subject to amortization		$	45,846	$	27,751	$	18,095	$	45,846	$	23,805	$	22,041

A summary of changes in goodwill for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011 is as follows (in thousands):

		Period From January 1, 2013 to December 26, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011
Beginning balance	$	131,859	$	131,859	$	133,232
Purchase allocation adjustment		—		—		(1,373)

Ending balance	$	131,859	$	131,859	$	131,859

Annual intangible asset amortization expense is estimated to be approximately $4.0 million in 2014, $4.0 million in 2015, $4.0 million in 2016, $4.0 million in 2017, $2.1 million in 2018 and $34,000 thereafter.

5. OTHER LIABILITIES

Other liabilities as of December 26, 2013 and December 31, 2012 consisted of the following (in thousands):

		December 26, 2013		December 31, 2012
Deferred vendor incentives	$	1,452	$	2,757
Accrued employee costs		7,026		8,676
LMA related obligations		3,627		4,038
Fox Televison obligations		3,726		6,943
Barter and trade		2,512		3,236
Accrued property taxes		1,540		1,512
Other		2,749		3,311

Total other liabilities		22,632		30,473
Current portion of other liabilities		(20,255)		(26,896)

Other liabilities (less current portion)	$	2,377	$	3,577

6. LONG-TERM DEBT

Long-term debt as of December 26, 2013 and December 31, 2012 consisted of the following (in thousands):

		December 26, 2013		December 31, 2012
Term loan, net of discount of $3,174 and $3,621 in 2013 and 2012, respectively	$	949,412	$	759,467
Less: Current maturities		(9,616)		(7,650)

Total long-term debt	$	939,796	$	751,817

The Company’s senior credit facility consists of a term loan and a $20.0 million revolving credit facility. As of December 26, 2013 and December 31, 2012, the Company did not have any borrowings outstanding under the Company’s revolving credit facility.

As discussed in Note 1, the term loan was repaid effective with the closing of the sale transaction.

On September 24, 2012, the Company amended and restated the Company’s senior credit agreement (the “Restated Credit Agreement”). More specifically, the Restated Credit Agreement, among other things, (a) increased the term loan to $765.0 million, (b) extended the maturity of the term loan until July 2017, (c) reduced the revolving commitments to $20.0 million, (d) extended the revolving commitments until January 2017, (e) increased the applicable margin for the term loan by 0.75%, (f) increased the applicable margin for revolving loans by 0.50%, (g) eliminated the financial maintenance covenants, except for a senior secured leverage ratio applicable only to the revolving credit, (h) allowed for the redemption of the Company’s 13.375% senior notes, (i) allowed for a $200.0 million distribution to the Company’s parent company and (j) eliminated the excess cash flow prepayment requirement for the period from January 1, 2013 to December 26, 2013 and the year ended December 31, 2012. In connection with the Restated Credit Agreement, the Company incurred additional financing costs of $6.2 million and recognized a loss on debt extinguishment of $10.3 million for the write-off of the pre-existing deferred financing costs and original issue discount. The incremental term loan borrowing under the Restated Credit Agreement included an original issue discount of $3.8 million.

On March 12, 2013, the Company entered into a first amendment to the Restated Credit Agreement (“Amendment No. 1”). Amendment No. 1, among other things, (i) increased the term loan to $1.0 billion, (ii) allowed a $290.0 million distribution to our parent company and (iii) amended the limitation on asset sales covenants. In connection with Amendment No. 1, the Company incurred additional financing costs of $3.3 million. The incremental term loan borrowing under Amendment No. 1 included an original issue discount of $0.6 million.

The term loan, which matures in July 2017, is payable in consecutive quarterly installments of $2.4 million with the remaining balance due at maturity. The Company must prepay the outstanding balance of the term loan with a portion of the Company’s excess cash flow, as defined in the credit agreement, based on the Company’s total leverage ratio, as defined in the credit agreement. The excess cash flow prepayment requirement for the year ended December 31, 2012 was eliminated in connection with the Restated Credit Agreement. To the extent that excess cash flow prepayments are required, the prepayments reduce future installments of the term loan on a pro rata basis. On March 8, 2012, June 6, 2012, July 31, 2012 and September 24, 2013, the Company made optional prepayments of $18.0 million, $15.0 million, $18.0 million and $40.0 million, respectively, on the term loan. The quarterly installment payments may vary in the future if the Company prepays additional principal on the term loan. The revolving credit facility is not subject to any mandatory incremental reduction and matures in January 2017.

The revolving and term facilities bear interest, at the Company’s option, at an interest rate equal to the London Interbank Offered Rate (“LIBOR”) plus a margin or at the administrative agent’s base rate, generally equal to the administrative agent’s prime rate, plus a margin. Pursuant to the Restated Credit Agreement, the applicable margin on the term loans (i) that bear interest based on LIBOR is 4.50% and (ii) that bear interest based on the base rate is 3.50%. The applicable margin on the revolving facility varies based on the Company’s total leverage ratio as defined in the credit agreement. Presented below are the ranges of revolving facility applicable margins available to us based on the Company’s total leverage ratio:

Applicable Margin for Base Rate Advances	Applicable Margin for LIBOR Advances
3.25% - 3.50%	4.25% - 4.50%

The revolving and term facilities stipulate that LIBOR and the base rate shall not be less than pre-determined floors. The LIBOR floor is 1.0% for the remaining term of the term loans. The base rate floor is 2.0% for the remaining term of the term loans. The interest rates on the balance outstanding under the term loan at December 26, 2013 and December 31, 2012 was 5.50%. Additionally, the Company is required to pay quarterly commitment fees on the unused portion of the Company’s revolving loan commitment ranging from 0.375% to 0.50% per annum, based on the Company’s total leverage ratio.

Prior to the Restated Credit Agreement, the margins applicable to the base rate term loan and the LIBOR term loan were 2.75% and 3.75%, respectively.

The senior credit facility is secured by substantially all of the Company’s assets, excluding FCC licenses. The agreement contains affirmative and negative covenants that the Company must comply with, including (a) limitations on additional indebtedness, (b) limitations on liens, (c) limitations on the sale of assets, (d) limitations on guarantees, (e) limitations on investments and acquisitions, (f) limitations on the payment of dividends, (g) limitations on mergers, as well as other customary covenants. The agreement includes the requirement for maintenance of a specified leverage ratio not to exceed certain maximum limits at any time there is an outstanding balance under the revolving credit facility.

The $200.0 million aggregate principal amount of senior notes were issued by FoxCo Acquisition Sub, LLC (“FoxCo Acquisition”) and FoxCo Acquisition Finance Corporation (together with FoxCo Acquisition, the “Issuers”) and were scheduled to mature on July 15, 2016. Interest was payable every six months in arrears on January 15 and July 15 and began on January 15, 2009. Interest accrued at a rate of 13.375% per annum. The senior notes contained restrictive provisions similar to those of the senior credit facility limiting the Company’s ability to, among other things, incur additional indebtedness, make certain acquisitions or investments, sell assets or make certain restricted payments. The senior notes were fully and unconditionally guaranteed, on a joint and several basis, by the Company and all of the Company’s subsidiaries, other than the Issuers. There were no restrictions on the Issuers’ ability to obtain cash dividends or other distributions of funds from the guarantor subsidiaries, except those imposed by applicable law.

Concurrent with the Restated Credit Agreement, the Company issued an irrevocable notice of redemption for all of the senior notes at the redemption price of 106.688%, as set forth in the indenture governing the senior notes, plus accrued and unpaid interest to, but not including, the date of redemption. The redemption occurred on October 25, 2012. In connection with the completion of the redemption, the Company incurred a loss on extinguishment of debt of $17.4 million, which was recognized in October 2012 and consisted of the call premium and write-off of debt issuance costs and original issue discount.

The fair value of the Company’s debt obligations was approximately $952.6 million and $774.9 million as of December 26, 2013 and December 31, 2012, respectively.

Interest Rate Swap and Cap Agreements

At December 26, 2013, the Company had in effect three interest rate cap agreements, as required by its senior credit facility. The Company had two interest rate cap agreements with an aggregate notional amount of $300.0 million, which limit three-month LIBOR to 1.0% for the period from July 14, 2013 through July 14, 2014. Additionally, the Company had one interest rate cap agreement with a notional amount of $83.0 million, which limit three-month LIBOR to 1.0% for the period from December 5, 2012 through June 5, 2014. The Company had two interest rate cap agreements with an aggregate notional amount of $300.0 million which limited three-month LIBOR to 2.0% for the period from July 14, 2011 through July 14, 2013.

The interest rate caps and swaps, while economically being used to hedge the variability of cash flows on a portion of the Company’s variable rate debt, do not qualify for hedge accounting and, thus, are being recorded on the balance sheet at fair value with changes in fair value each period reported in other income and expense as gain/loss on derivative instruments. The marking-to-market of these derivative instruments resulted in the recognition of losses of $0.1 million, $0.2 million and $0.5 million in other income and expense for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively. The differential to be paid or received on the caps and swaps is accrued as an adjustment to the gain/loss on derivative instruments. The net fair value of the interest rate cap agreements, representing the cash the Company would receive to settle the agreements, was approximately $1,000 and $0.1 million at December 26, 2013 and December 31, 2012, respectively, and is included in other noncurrent assets on the Consolidated Balance Sheets.

Fair value is derived using valuation models that take into account the contract terms such as maturity dates, interest rate yield curves, our creditworthiness as well as that of the counterparties and other data. The data sources utilized in these valuation models that are significant to the fair value measurement are Level 2 in the fair value hierarchy. See Note 10.

7. COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings and claims that arise in the normal course of its business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not materially affect the Company’s financial position.

The Company has obligations to various program syndicators and distributors in accordance with current contracts for the rights to broadcast programs. Future payments as of December 26, 2013, scheduled under contracts for programs which are currently available for broadcast and not yet available for broadcast are as follows (in thousands):

Year ending December 31:		Programs Available for Broadcast		Programs Not Yet Available for Broadcast		Total
2014	$	13,252	$	4,596	$	17,848
2015		2,391		11,615		14,006
2016		1,607		6,857		8,464
2017		935		3,513		4,448
2018		570		2,406		2,976
Thereafter		26		5,414		5,440

Total	$	18,781	$	34,401	$	53,182

Actual amortization in each of the next five years may exceed the amounts presented above as the Company’s broadcast television stations may continue to license additional programs.

The Company has various agreements relating to non-cancelable operating leases with an initial term of one year or more (some of which contain renewal options) and employment contracts for key employees. Future minimum cash payments under the terms of these agreements as of December 26, 2013 are as follows (in thousands):

Year ending December 31:		Operating Leases		Employment and Talent Contracts
2014	$	1,120	$	25,142
2015		604		12,163
2016		476		5,858
2017		133		2,392
2018		59		475
Thereafter		351		—

Total	$	2,743	$	46,030

Rent expense for operating leases was approximately $2.6 million, $2.6 million and $2.5 million for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, respectively.

The Company has various income lease agreements which include the use of space on the Company’s towers (some of which contain renewal options). Future minimum cash payments under the terms of these agreements as of December 26, 2013 are as follows (in thousands):

Year ending December 31:		Lease Payments
2014	$	657
2015		66
2016		36
2017		18
2018		11
Thereafter		—

Total	$	788

Rent revenue was approximately $0.8 million for the period from January 1, 2013 to December 26, 2013 and each of the years ended December 31, 2012 and 2011.

8. 401(K) PLAN

The Company’s qualified employees may contribute from 1% to 15% of their compensation up to certain dollar limits to a self-directed 401(k) savings plan. The Company previously matched 25% of the employee’s contribution up to 6% (i.e., the Company matched up to 1.5%) of the employee’s compensation. Effective October 2012, the Company increased its matching contribution to 35% of the employee’s contribution up to 6% (i.e., the Company matches up to 2%). Contributions made by the Company vest based on years of service. Vesting occurs in 20% annual increments until the employee is 100% vested after five years. The assets in the 401(k) savings plan are invested in a variety of diversified mutual funds. The Company contributions to the 401(k) savings plan for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011 were approximately $1.5 million, $0.9 million and $0.7 million, respectively.

9. EQUITY-BASED COMPENSATION

The Limited Liability Company Agreement of Holdings (parent of the Company) provides for two classes of membership interests: Class A interests and Class B interests. The Class B interests represent interests in the future profits of Holdings. In February 2009, Holdings adopted the Local TV Holdings, LLC Phantom Stock Plan for Station Managers (the “Phantom Stock Plan”). The Phantom Stock Plan allows selected key employees to share in the equity appreciation of Holdings. The phantom stock awards under the Phantom Stock Plan have the same economics as Class B units, but they are not actual equity units. The value of these awards is dependent on a liquity event or change in control, therefore, compensation expense associated with these awards was not recorded until such an event was deemed probable. In connection with the sale transaction described in Note 1, compensation expense of $12.8 million associated with the phantom stock awards was recognized. The value of these awards was calculated based on the sale transaction proceeds in excess of total contributed capital plus distributions and a return on capital, as defined in the agreement, allocated across the various classes of membership interests and phantom stock. The following is a summary of phantom stock activity for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011 (in thousands):

	Period From January 1, 2013 to December 26, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Beginning balance	5,378	5,372	5,710
Awards	—	130	—
Forfeitures	(518)	(124)	(338)

Ending balance	4,860	5,378	5,372

10. FAIR VALUE ACCOUNTING

The following is the three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value of financial instruments:

Level 1—Observable inputs such as quoted prices in active markets;

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

Level 3—Unobservable inputs that reflect the Company’s determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including the Company’s own data.

Recurring Fair Value Measurements

The following table represents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of December 26, 2013 and December 31, 2012 (in thousands):

		Level 1		Level 2		Level 3		Total
December 26, 2013
Assets:
Money market funds	$	40,284	$	—	$	—	$	40,284

Interest rate cap agreements	$	—	$	1	$	—	$	1

December 31, 2012
Assets:
Money market funds	$	64,760	$	—	$	—	$	64,760

Interest rate cap agreements	$	—	$	69	$	—	$	69

Non-Recurring Fair Value Measurements

The Company has certain assets that are measured at fair value on a non-recurring basis and are adjusted to fair value only when the carrying values exceed their fair values. The following table represents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a non-recurring basis during the period from January 1, 2013 to December 26, 2013 and the year ended December 31, 2012 (in thousands):

	Measurement Date		Level 1		Level 2		Level 3		Total		Impairment Loss
2013
Assets:
Program rights (1)	12/26/13	$	—	$	—	$	71	$	71	$	(104)

2012
Assets:
Program rights (1)	12/31/12	$	—	$	—	$	152	$	152	$	(337)

(1)	Fair value of the Company’s program rights is based upon estimated future advertising revenue expected to be generated by each program. The estimated future advertising revenue was determined using the historical revenue performance of each program. The Level 3 fair value amount represents the fair value of the programs that required an adjustment to fair value. For the remaining program rights, fair value exceeded carrying value.

11. RELATED PARY TRANSACTIONS

The Company’s parent, Holdings, is approximately 95% owned by affiliates of Oak Hill Capital Partners (“Oak Hill Capital”). Oak Hill Capital provides certain management services to Local TV Finance, LLC (“Finance”), a subsidiary of Local TV.

The Company has a management agreement with Finance, pursuant to which Finance manages the operational, financial and administrative activities and functions of the Company’s stations in exchange for an annual management fee of $3.9 million in 2013, $3.7 million in 2012 and $3.5 million in 2011. Either party may terminate this agreement upon 120 days notice. Management fees have been presented within corporate expenses. Additionally, cash payments collected by Finance occasionally include amounts related to both Finance and the Company. The net balance due to the Company from Finance of $0.2 million was included within related party accounts receivable on the Consolidated Balance Sheets at December 26, 2013 and December 31, 2012.

12. INCOME TAXES

The assets of each station are held and operated through separate subsidiaries. One of the Company’s subsidiaries is structured as a corporation and is, therefore, subject to federal and state income taxes. The Company’s other subsidiaries are structured as limited liability companies that have elected to be taxed as partnerships; accordingly, each member’s respective share of income is included in its federal return. The primary difference between income tax attributable to continuing operations computed at the statutory rate and income tax expense for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011 is the structure of all but one of the stations as limited liability companies. Significant components of the Company’s income tax provision for the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011 are as follows (in thousands):

		Period From January 1, 2013 to December 26, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011
Current
Federal	$	4,876	$	4,259	$	3,110
State and local		68		161		—

Total current		4,944		4,420		3,110

Deferred		(1,889)		(1,775)		(335)

Total provision for income taxes	$	3,055	$	2,645	$	2,775

The following is a summary of the components of the deferred tax accounts at December 26, 2013 and December 31, 2012 (in thousands):

		December 26, 2013		December 31, 2012
Deferred tax assets:
State net operating loss carryforwards	$	3,695	$	4,034
Other		237		393

Total deferred tax assets		3,932		4,427

Deferred tax liabilities, net:
Basis difference and amortization		(23,963)		(24,329)

Total deferred tax liabilities		(23,963)		(24,329)

Net deferred tax liability before valuation allowance		(20,031)		(19,902)
Less: Valuation allowance		—		(2,018)

Net deferred tax liabilities	$	(20,031)	$	(21,920)

At December 26, 2013 and December 31, 2012, the Company had approximately $90 million and $98 million, respectively, of state net operating loss carryforwards to offset future taxable income. The majority of these net operating loss carryforwards, if not utilized to reduce taxable income in future periods, will expire in varying amounts between 2020 and 2030. In assessing the realizability of deferred tax assets, management evaluates a variety of factors in considering whether it is more likely than not that some portion or all of the deferred tax assets will ultimately be realized. Management considers negative evidence as well as earnings expectations, the existence of taxable temporary differences, tax planning strategies, and the periods in which estimated losses can be utilized. Based upon this analysis, management has concluded that valuation allowances were not necessary as of December 26, 2013.

13. LOCAL MARKETING AGREEMENTS

Denver Local Marketing Agreement

The Company has a Local Marketing Agreement (the “Denver LMA”) with KWGN Inc. (“KWGN”), a subsidiary of Tribune. Pursuant to the Denver LMA, the Company provides programming and other related services to KWGN’s television station KWGN-TV, Denver, Colorado in addition to the operation of the Company’s stations KDVR(TV), Denver, Colorado and KFCT(TV), Fort Collins, Colorado (collectively referred to as the “FoxCo Stations” and the FoxCo Stations together with KWGN-TV, the “Denver Stations”). As consideration for the agreements and covenants under the Denver LMA, the Company pays KWGN a monthly LMA fee equal to 30% of the combined cash flow, as defined in the Denver LMA, of the Denver Stations. The term is 10 years and may be extended for a second 10-year term. The Denver LMA provides both the Company and KWGN with buy/sell rights at any time following January 31, 2013, subject to certain provisions of the Denver LMA.

St. Louis Local Marketing Agreement

The Company has a Local Marketing Agreement (the “St. Louis LMA”) with KPLR, Inc. (“KPLR”), a subsidiary of Tribune. Pursuant to the St. Louis LMA, the Company provides programming and other related services to KPLR’s television station KPLR-TV, St. Louis, Missouri in addition to the Company’s station KTVI-TV, St. Louis, Missouri (collectively referred to as the “St. Louis Stations”). As consideration for the agreements and covenants under the St. Louis LMA, the Company pays KPLR a monthly fee equal to 28% of the combined cash flow, as defined in the St. Louis LMA, of the St. Louis Stations. The term is 10 years and may be extended for a second 10-year term. The St. Louis LMA provides both the Company and KPLR with buy/sell rights at any time following January 31, 2013, subject to certain provisions of the St. Louis LMA.

As a result of the Denver LMA and the St. Louis LMA, substantially all of the revenue and expenses of KWGN-TV and KPLR-TV are included within the revenue and expenses of the Company from the inception of the agreements. For the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, net revenues on the Consolidated Statements of Operations include $38.5 million, $42.0 million and $38.4 million, respectively, related to these agreements. For the period from January 1, 2013 to December 26, 2013 and the years ended December 31, 2012 and 2011, aggregate LMA fees were $14.0 million, $19.4 million and $13.6 million, respectively. LMA fees represent the specified periodic payments to Tribune in exchange for the right to program and sell advertising on a specific portion of the station’s inventory of broadcast time. Nevertheless, as the holder of the FCC license, Tribune retains control and responsibility for the operation of the station, including responsibility over all programming content broadcast on the station. Additionally, the Company does not consolidate KWGN-TV or KPLR-TV because the Company is not the primary beneficiary.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Committee and Partners of

Television Food Network, G.P.

Knoxville, Tennessee

We have audited the accompanying consolidated balance sheets of Television Food Network, G.P. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, partners’ equity, and cash flows for each of the three years in the period ended

December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 7 to the consolidated financial statements, the accompanying financial statements include portions of certain revenue and expense transactions with affiliated companies, including allocations made from corporate functions, and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

The accompanying consolidated financial statements for the year ended December 31, 2013 have been prepared assuming that the Company will continue beyond the contractual expiration of the partnership. As discussed in Note 1 to the financial statements, the Company is operated and organized under the terms of a general partnership agreement that specifies a dissolution date of December 31, 2014. If the partnership agreement is not extended or if the partnership is not reconstituted, the Company will be required to limit its activities to winding up, settling debts, liquidating assets and distributing proceeds to the partners in proportion to their partnership interests, which creates substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

September 19, 2014

TELEVISION FOOD NETWORK, G.P.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of December 31,
	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10
Accounts receivable (less allowances — 2013, $2,429; 2012, $1,950)	260,574	$256,774
Receivable due from related party	384,305	327,470
Programs and program licenses	142,570	142,532
Other current assets	1,687	3,517

Total current assets	789,146	730,293

INVESTMENTS	19,328	16,874

GOODWILL AND OTHER INTANGIBLE ASSETS:
Goodwill	10,235	10,235
Other intangible assets, net	1,253	1,568

Total goodwill and other intangible assets, net	11,488	11,803

OTHER ASSETS:
Programs and program licenses (less current portion)	115,483	114,777
Other non-current assets	16,501	22,030

Total other assets	131,984	136,807

TOTAL ASSETS	$951,946	$895,777

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Accounts and program rights payables	$17,266	$16,792
Unearned revenue	44,771	$35,863
Other accrued liabilities	30,139	18,266

Total current liabilities	92,176	70,921
DEFERRED INCOME TAXES	704	179

TOTAL LIABILITIES	92,880	71,100

COMMITMENTS AND CONTINGENCIES (Note 6)

PARTNERS’ EQUITY:
Partners’ capital	858,242	822,493
Foreign currency translation adjustment	824	2,184

Total partners’ equity	859,066	824,677

TOTAL LIABILITIES AND PARTNERS’ EQUITY	$951,946	$895,777

See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands)

	For the years ended December 31,
	2013	2012	2011
Operating revenues	$1,031,320	$982,009	$878,664

COSTS AND EXPENSES:
Costs of services	245,963	215,569	198,673
Selling, general and administrative	264,100	244,463	234,681
Amortization of intangible assets	315	101

Total costs and expenses	510,378	460,133	433,354

OPERATING INCOME	520,942	521,876	445,310

OTHER CREDITS (CHARGES):
Equity in earnings of affiliates	21,797	17,418	12,303
Miscellaneous, net	(202)	67	620

Net other credits (charges)	21,595	17,485	12,923

Income before unincorporated business taxes	542,537	539,361	458,233

Unincorporated business taxes	31,302	574	541

NET INCOME	511,235	538,787	457,692

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(1,360)	322	(570)

COMPREHENSIVE INCOME	$509,875	$539,109	$457,122

See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

( in thousands )

	For the years ended December 31,
	2013	2012		2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$511,235		$538,787		$457,692
Adjustments to reconcile net income to net cash flows from operating activities:
Program amortization	218,302		189,291		176,983
Amortization of intangible assets	315		101
Equity in earnings of affiliates	(21,797)		(17,418)		(12,303)
Amortization of network distribution costs	6,425		19,373		35,110
Program payments	(219,059)		(209,969)		(209,066)
Dividends received from joint ventures, net of withholding tax paid	17,983		14,265		11,312
Changes in assets and liabilities:
Accounts receivable	(3,800)		(20,644)		(14,076)
Accounts payable	487		(104)		102
Other assets and liabilities	22,853		11,942		13,178

Cash provided by (used in) operating activities	532,944		525,624		458,932

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in receivable due from related party	(56,835)		3,067		(167,300)
Other, net	(613)		(339)		1,853

Cash provided by (used in) investing activities	(57,448)		2,728		(165,447)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	16,990				52,804
Capital distributions	(492,476)		(528,352)		(294,790)
Advances from (repayments to) related party					(51,499)

Cash provided by (used in) financing activities	(475,486)		(528,352)		(293,485)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10

CASH AND CASH EQUIVALENTS:
Beginning of period	—		—		—

End of period	$10	$		$

See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.

CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY

(in thousands)

	Managing Partner	Class A Partners	Class B Partners	Foreign Currency Translation Adjustment	Total Partners’ Equity
Partners’ equity at December 31, 2010	$54,915	$376,735	$164,702	$2,432	$598,784

Net income	45,769	274,615	137,308		457,692
Foreign currency translation adjustment				(570)	(570)
Capital contributions		52,804			52,804
Capital distributions	(17,516)	(224,726)	(52,548)		(294,790)

Partners’ equity at December 31, 2011	83,168	479,428	249,462	1,862	813,920

Net income	53,879	323,272	161,636		538,787
Foreign currency translation adjustment				322	322
Capital distributions	(24,518)	(430,281)	(73,553)		(528,352)

Partners’ equity at December 31, 2012	112,529	372,419	337,545	2,184	824,677

Net income	51,124	306,741	153,370		511,235
Foreign currency translation adjustment				(1,360)	(1,360)
Capital contributions		16,990			16,990
Capital distributions	(49,248)	(295,485)	(147,743)		(492,476)

Partners’ equity at December 31, 2013	$114,405	$400,665	$343,172	$824	$859,066

See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As used in the Notes to Consolidated Financial Statements, the terms “we,” “our,” “us” or “Food Network” may, depending on the context, refer to the Television Food Network, G.P., or to its consolidated subsidiary company.

Management and Ownership Structure — Food Network is operated and organized under the terms of a general partnership (the “Partnership”). During 2012, the Partnership agreement was extended and specifies a dissolution date of December 31, 2014. If the term of the Partnership is not extended prior to that date, the agreement would permit Scripps Networks Interactive, Inc. (“SNI”), as the beneficial holder of approximately 80% of the applicable votes, to reconstitute the Partnership and continue its business. If for some reason the Partnership is not continued it will be required to limit its activities to winding up, settling debts, liquidating assets and distributing proceeds to the partners in proportion to their partnership interests. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The managing general partner has a 10% “residual” interest in Food Network, that is, except for cash distributions intended to offset the tax liabilities associated with any allocated taxable income, it is entitled to cash distributions only after all loans from partners have been repaid and Class A partners have recovered their capital contributions.

In addition to the managing general partner, there are five Class A partnership units with a 60% residual interest and two Class B partners with a 30% undilutable residual interest. Each Class A partnership unit entitles the holder to one vote on the five-member management committee of Food Network. The managing general partner and the Class B partners are nonvoting partners except that in certain circumstances the managing general partner is allowed a vote in the case of a management committee deadlock. SNI, through its wholly-owned subsidiaries, owns four class A partnership units thereby controlling Food Network.

Class B partnership interests were allocated based upon the level of partners’ commitments to distribute Food Network programming. Each one-million-subscriber commitment translated into an approximate 1.86% residual interest.

During 2010, Scripps Networks, LLC (“Scripps Networks”), a wholly-owned subsidiary of SNI, rebranded its Fine Living Network (“FLN”) as the Cooking Channel. FLN operated a 24 hour television network and was organized as a limited liability corporation that was controlled by Scripps Networks. In the course of completing the rebranding, Cooking Channel LLC, a wholly-owned subsidiary of Scripps Networks, was formed during 2010 and FLN contributed certain programming assets and their network affiliation relationships to Cooking Channel LLC. By successfully renegotiating FLN’s network affiliation agreements to carry the Cooking Channel, the Cooking Channel was able to secure instant distribution in more than 50 million homes. On August 27, 2010, Scripps Networks contributed all of the membership units of Cooking Channel LLC to the Partnership. The unamortized carrying value of the net assets contributed totaled $45,991,000 and were primarily comprised of program assets (amounting to $2,233,000) and network distribution assets (amounting to $44,848,000) pertaining to affiliation agreements previously secured by FLN. The fair value of the net assets significantly exceeded the carrying value at the date of contribution.

In accordance with the terms of the Partnership agreement, the Tribune Company (“Tribune”) was required to make a pro-rata capital contribution to maintain its proportionate interest in the Partnership. Based on the fair value of the assets contributed by Scripps Networks, Tribune was required to make a $52,800,000 contribution. Tribune’s cash contribution was made to the Partnership on February 28, 2011.

For income tax purposes, Partnership profits are allocated first to offset previously allocated losses and then to the partners in proportion to their relative Partnership interests. Partnership losses are allocated first to offset previously allocated profits; second, to the extent of cumulative capital contributions; and finally, to Class A partners in proportion to their residual interests.

Nature of Operations — We operate two 24-hour television networks, Food Network and Cooking Channel, offering quality television, video, Internet and mobile entertainment and information focusing on food and entertaining. Our business is organized as a single reportable business segment. Programming for our networks is distributed by cable and satellite television systems. We earn revenue primarily from the sale of advertising time and from affiliate fees from cable and satellite television systems.

Concentration Risks — Approximately 70% of our operating revenues are derived from advertising. Operating results can be affected by changes in the demand for such services both nationally and in individual markets.

The six largest cable television systems and the two largest satellite television systems provide service to more than 90% of homes receiving our networks. The loss of distribution of our networks by any of these cable and satellite television systems could adversely affect our business.

Principles of Consolidation — The consolidated financial statements include the accounts of Food Network and its wholly-owned subsidiary limited liability company after elimination of intercompany accounts and transactions. Investments in 20%-to-50%-owned companies and partnerships or companies and partnerships in which we exercise significant influence over the operating and financial policies are accounted for using the equity method. The results of companies acquired or disposed of are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make a variety of decisions that affect the reported amounts and the related disclosures. Such decisions include the selection of accounting principles that reflect the economic substance of the underlying transactions and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgment based on our understanding and analysis of the relevant circumstances, including our historical experience, actuarial studies and other assumptions.

Our consolidated financial statements include estimates, judgments, and assumptions used in accounting for revenue recognition, program assets, amortization of intangible assets, asset impairments and unincorporated business taxes.

While we re-evaluate our estimates and assumptions on an ongoing basis, actual results could differ from those estimated at the time of preparation of the consolidated financial statements.

Foreign Currency Translation — Food Network Canada (“Food Canada”), in which we hold a 29% interest, uses their local currency as the functional currency. The effects of translating the financial position and results of operations of local functional currency operations into U.S. dollars are included as accumulated comprehensive income (loss) in Partners’ equity.

Revenue Recognition — Revenue is recognized when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenue is reported net of our remittance of sales taxes, value added taxes and other taxes collected from our customers.

Our primary sources of revenue are from:

•	The sale of television and Internet advertising.

•	Fees for programming services (“network affiliate fees”).

Revenue recognition policies for each source of revenue are described below.

Advertising — Advertising revenue is recognized, net of agency commissions, when the advertisements are displayed. Internet advertising includes (i) fixed duration campaigns whereby a banner, text or other advertisement appears for a specified period of time for a fee; (ii) impression-based campaigns where the fee is based upon the number of times the advertisement appears in Web pages viewed by a user; and (iii) click-through based campaigns where the fee is based upon the number of users who click on an advertisement and are directed to the advertisers’ website. Advertising revenue from fixed duration campaigns are recognized over the period in which the advertising appears. Internet advertising revenue that is based upon the number of impressions delivered or the number of click-throughs is recognized as impressions are delivered or click-throughs occur.

Advertising contracts may guarantee the advertiser a minimum audience for the programs in which their advertisements are broadcast over the term of the advertising contracts. We provide the advertiser with additional advertising time if we do not deliver the guaranteed audience size. If we determine we have not delivered the guaranteed audience, an accrual for “make-good” advertisements is recorded as a reduction of revenue. The estimated make-good accrual is adjusted throughout the terms of the advertising contracts.

Network Affiliate Fees — Cable and satellite television systems and telecommunication service providers generally pay a per-subscriber fee (“network affiliate fees”) for the right to distribute our programming under the terms of multi-year distribution contracts. Network affiliate fees are reported net of volume discounts earned by cable and satellite television system operators and net of incentive costs offered to system operators in exchange for initial multi-year distribution contracts. Such incentives may include an initial period in which the payment of network affiliate fees by the system is waived (“free period”), cash payments to system operators (“network launch incentives”), or both. We recognize network affiliate fees as revenue over the terms of the contracts, including any free periods. Network launch incentives are capitalized as assets upon launch of our programming on the cable or satellite television system and are amortized against network affiliate fees based upon the ratio of each period’s revenue to expected total revenue over the terms of the contracts.

Network affiliate fees due to us, net of applicable discounts, are reported to us by cable and satellite television systems. Such information is generally not received until after the close of the reporting period. Therefore, reported network affiliate fee revenues are based upon our estimates of the number of subscribers receiving our programming and the amount of volume-based discounts each cable and satellite television provider is entitled to receive. We subsequently adjust these estimated amounts based upon the actual amounts of network affiliate fees received. Such adjustments have not been significant.

Revenues associated with digital distribution arrangements are recognized when we transfer control and the rights to distribute the content to a customer.

Other Operating Revenues — Other operating revenues are primarily comprised of merchandise sales to consumers and the licensing of programming to broadcasters.

Revenue from the sale of merchandise is recognized when the products are delivered to the customer net of estimated returns. Revenue from the licensing of programming for exhibition on television is recognized when the material is available for telecasting by the licensee and when certain other conditions are met.

Accounts Receivable — We extend credit to customers based upon our assessment of the customer’s financial condition. Collateral is generally not required from customers. Allowances for credit losses are generally based upon trends, economic conditions, review of aging categories, specific identification of customers at risk of default and historical experience. Allowance for doubtful accounts receivable is as follows:

(in thousands)	Balance Beginning of Period	Additions for Bad Debt Expense	Deductions for Amounts Charged Off	Balance End of Period
Allowances for Doubtful Accounts Receivable Year Ended December 31:
2013	$1,950	$780	$301	$2,429
2012	1,805	276	131	1,950
2011	1,786	228	209	1,805

Investments — We have investments that are accounted for using the equity method of accounting. We use the equity method to account for our investments in equity securities if our investment gives us the ability to exercise significant influence over operating and financial policies of the investee. Under this method of accounting, investments in equity securities are initially recorded at cost, and subsequently increased (or decreased) to reflect our proportionate share of the net earnings or losses of our equity method investees. Cash payments to equity method investees such as additional investments, loans and advances and expenses incurred on behalf of investees, as well as payments from equity method investees such as dividends are recorded as adjustments to the investment balances. Goodwill and other intangible assets arising from the acquisition of an investment in equity method investees are included in the carrying value of the investment. As goodwill is not reported separately, it is not separately tested for impairment. Instead, the entire equity method investment is tested for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable. Food Network owns 29% of Food Canada. The investment is accounted for using the equity method. Pursuant to the terms of the investee’s operating agreement, we sell programming to Food Canada (See Note 7). We eliminate our proportionate interest of intercompany profits or losses on program assets still remaining on the investee’s balance sheet. In addition Food Network has a 50% ownership interest in a joint venture with Hearst Corporation for the publication of the Food Network Magazine, which is accounted for using the equity method.

We regularly review our investments to determine if there has been any other-than-temporary decline in values. These reviews require management judgments that often include estimating the outcome of future events and determining whether factors exist that indicate impairment has occurred. We evaluate, among other factors, the extent to which the investments carrying value exceeds fair value; the duration of the decline in fair value below carrying value; and the current cash position, earnings and cash forecasts, and near term prospects of the investee. The carrying value of an investment is adjusted when a decline in fair value below cost is determined to be other than temporary.

Goodwill — Goodwill represents the cost of acquiring partnership interests from Class B partners in excess of the net book value of the Class B partnership interests.

Goodwill is not amortized, but is reviewed for impairment at least annually. We perform our annual impairment review during the fourth quarter of each year. No impairment charges have been recorded on our goodwill balances.

Programs and Program Licenses — Programming is either produced by us or for us by independent production companies, or is licensed under agreements with independent producers.

Costs of programs produced by us or for us include capitalizable direct costs, production overhead, development costs and acquired production costs. Costs to produce live programming that is not expected to be rebroadcast are expensed as incurred. Production costs for programs produced by us or for us are capitalized.

Program licenses generally have fixed terms, limit the number of times we can air the programs and require payments over the terms of the licenses. Licensed program assets and liabilities are recorded when the programs become available for broadcast. Program licenses are not discounted for imputed interest. Program assets are amortized to expense over the estimated useful lives of the programs based upon future cash flows. The amortization of program assets generally results in an accelerated method over the estimated useful lives.

Estimated future cash flows can change based upon market acceptance, advertising and network affiliate fee rates, the number of cable and satellite television subscribers receiving our networks and program usage. Accordingly, we periodically review revenue estimates and planned usage and revise our assumptions if necessary. If actual demand or market conditions are less favorable than projected, a write-down to fair value may be required. Development costs for programs that we have determined will not be produced are written off.

The portion of the unamortized balance expected to be amortized within one year is classified as a current asset.

Program rights liabilities payable within the next twelve months are included in accounts and program rights payables. The carrying value of the Company’s program rights liabilities approximates fair value.

Impairment of Long-Lived Assets — Long-lived assets (primarily network distribution incentives, programming assets and equity method investments) are reviewed for impairment whenever events or circumstances indicate the carrying amounts of the assets may not be recoverable. Recoverability for long-lived assets is determined by comparing the forecasted undiscounted cash flows of the operation to which the assets relate to the carrying amount of the assets. If the undiscounted cash flows are less than the carrying amount of the assets, then we write down the carrying value of the assets to estimated fair values which are primarily based upon forecasted discounted cash flows. An impairment of an equity method investment is deemed to occur if the fair value, based upon forecasted discounted cash flows of the operation, is less than the carrying value of the investment. Fair value of long-lived assets and equity method investments is determined based on a combination of discounted cash flows, market multiples and other indicators.

Marketing and Promotion Costs — Marketing and promotion costs, which totaled $47,130,000 in 2013, $40,599,000 in 2012 and $39,680,000 in 2011 and are reported within the “Selling, general and administrative” caption in our consolidated statements of income and comprehensive income, include costs incurred to promote our businesses and to attract traffic to our Internet sites. Advertising production costs are deferred and expensed the first time the advertisement is shown. Other marketing and promotion costs are expensed as incurred.

Income Taxes — Food Network is organized as a general partnership. Accordingly, the Company is not subject to federal and state income taxes as the respective partners are responsible for income taxes applicable to their share of the taxable income of Food Network. However, the Company is subject to a 4.0% New York City unincorporated business tax (“UBT”).

We account for UBT using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis by applying statutory tax rates. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not, that some or all of the deferred tax asset will not be realized.

Financial Instruments and Risk Management Contracts — Financial instruments consist of cash, accounts receivable, accounts payable, must-carry rights payable and program rights liabilities. The carrying amounts of these financial instruments approximate their fair value. We held no derivative financial instruments in 2013, 2012, and 2011.

Subsequent Events — We have evaluated subsequent events through the March 13, 2014 initial publication of these financial statements, and through September 19, 2014 in connection with our reissuance of these financial statements. No material subsequent events have occurred since December 31, 2013 that should be recorded or disclosed in the consolidated financial statements.

2. EQUITY METHOD INVESTMENTS

Investments consisted of the following:

(in thousands)	As of December 31,
	2013	2012
Equity method investments	$19,328	$16,874

Investments accounted for using the equity method include the Company’s investments in Food Canada (29% owned) and Food Network Magazine JV (50% owned). We regularly review our investments to determine if there have been any other-than-temporary declines in value. These reviews require management judgments that often include estimating the outcome of future events and determining whether factors exist that indicate impairment has occurred. We evaluate among other factors, the extent to which costs exceed fair value; the duration of the decline in fair value below cost; and the current cash position, earnings and cash forecasts and near term prospects of the investee. No impairments were recognized on any of our equity method investments in 2013, 2012 or 2011.

3. PROGRAMS AND PROGRAM LICENSES

Programs and program licenses consisted of the following:

(in thousands)	As of December 31,
	2013	2012
Cost of programs available for broadcast	$754,260	$690,135
Accumulated amortization	544,763	483,055

Total	209,497	207,080
Progress payments on programs not yet available for broadcast	48,556	50,229

Total programs and program licenses	$258,053	$257,309

In addition to the programs owned or licensed by us included in the table above, we have commitments to license certain programming that is not yet available for broadcast. These contracts may require progress payments or deposits prior to the program becoming available for broadcast. Remaining obligations under contracts to purchase or license programs not yet available for broadcast totaled approximately $53,783,000 at December 31, 2013. If the programs are not produced, our commitment to license would generally expire without obligation.

Program impairments, which are included within the costs of services caption in our consolidated statements of income and comprehensive income, totaled $15,226,000 in 2013, $2,943,000 in 2012 and $14,235,000 in 2011.

Estimated amortization of recorded program assets and program commitments for each of the next five years is as follows:

(in thousands)	Programs Available for Broadcast	Programs Not Yet Available for Broadcast	Total
2014	$118,900	$49,861	$168,761
2015	57,727	27,951	85,678
2016	25,783	14,021	39,804
2017	7,087	8,553	15,640
2018		1,953	1,953

Total	$209,497	$102,339	$311,836

Actual amortization in each of the next five years will exceed the amounts presented above as we will continue to produce or license additional programs.

4. OTHER INTANGIBLE ASSETS

Other intangible assets consisted of the following:

(in thousands)	As of December 31,
	2013	2012
Acquired rights	$1,669	$1,669
Accumulated amortization	(416)	(101)

Total other intangible assets, net	$1,253	$1,568

Separately acquired intangible assets reflect the acquisition of certain rights that will expand our opportunity to earn future revenues.

Estimated amortization expense for intangible assets for the next five years is expected to be $63,000 for years 2014-2018 and $938,000 in later years.

5. UNINCORPORATED BUSINESS TAXES

We have provided for UBT taxes in accordance with the applicable New York City regulations. Our UBT expenses consisted of the following:

(in thousands)	For the years ended December 31,
	2013	2012	2011
Current tax expense	$31,063	$585	$513
Deferred tax (benefit) expense	239	(11)	28

Total UBT expense	$31,302	$574	$541

In 2013, the New York City Department of Finance completed an audit of our Unincorporated Business Tax Returns for the years 2003 through 2005 and we reached agreement on adjustments that increased the amount of Unincorporated Business Taxable Income (“UBTI”) apportioned to operations in New York City. Upon settling this audit, SNI also filed amended Unincorporated Business Tax returns for the Partnership for the years 2006 through 2011, and filed a 2012 Unincorporated Business Tax return for the Partnership that reflected the settlement items agreed to from the audit. Accordingly, our UBT expense amount in 2013 reflects approximately $28,000,000 of additional taxes and interest for the tax years 2003-2012.

The approximate effect of the temporary differences giving rise to deferred tax liabilities (assets) were as follows:

(in thousands)	As of December 31,
	2013	2012
Deferred tax assets:
Unearned revenue	$(209)	$(40)
Other temporary differences	(155)	(55)

	(364)	(95)

Deferred tax liabilities:
Programs and program licenses	686	146
Other temporary differences	18	50

	704	196

Net deferred tax liability	$340	$101

As of December 31, 2013 and 2012, we do not believe we have any uncertain tax positions that would require either recognition or disclosure in the accompanying consolidated financial statements. Our New York City unincorporated business taxes remain subject to examination for tax years 2006 and forward.

6. COMMITMENTS AND CONTINGENCIES

We are involved in litigation arising in the ordinary course of business, none of which is expected to result in material loss.

In the ordinary course of business, Food Network enters into long-term contracts to lease office space and equipment, to secure on-air talent, to obtain satellite transmission of network programming, and to purchase other goods and services. Minimum payments for such services as of December 31, 2013, are expected to be as follows:

(in thousands)	Rent Commitments	Talent Contract Commitments	Other Commitments
2014	$6,767	$5,500	$4,744
2015	5,354	4,000
2016	10,351
2017	10,682
2018	10,896
Later years	32,553

Total	$76,603	$9,500	$4,744

Rental expense for cancelable and noncancelable leases was $8,439,000 in 2013, $8,311,000 in 2012 and $6,947,000 in 2011.

We also share leased facilities and other services with other Scripps Networks’ cable and satellite television programming services. Our share of the costs for such services is included in the allocated charge from Scripps Networks (See Note 7).

7. RELATED PARTY TRANSACTIONS

SNI manages our daily flow of cash. We also participate in SNI’s controlled disbursement system. The bank sends SNI daily notifications of checks presented for payment, and SNI transfers funds from other sources to cover the checks. Our cash balance held by SNI is reduced as checks are issued. We receive interest income on positive cash balances, and are charged interest expense on negative cash balances. In determining whether we are to receive interest or to be charged interest, the balance is reduced by our share of the net book value of shared property and equipment.

Positive cash account balances due from SNI are reported as “Receivable due from related party” in our consolidated financial statements. The receivable due from SNI was $384,305,000 at December 31, 2013 and $327,470,000 at December 31, 2012, which earns interest at money market rates.

Food Network is also subject to the terms and conditions of variable rate credit agreements with each partner. Our variable rate credit agreement with SNI permits aggregate borrowings up to $150,000,000 and our variable rate credit agreement with Tribune Company permits aggregate borrowings up to $12,500,000. Interest on each agreement is charged at the prime rate plus two percent. There were no outstanding borrowings under these agreements at December 31, 2013.

Net interest income from positive cash balances was $180,000 in 2013, $239,000 in 2012 and $265,000 in 2011.

We are party to an agreement with Shaw Media Inc. that provides us a 29% ownership interest in Food Canada. Pursuant to the terms of the agreement, we grant Food Canada an exclusive right to use the Food Network trademark and provide Food Canada with Food Network programming. Revenue recognized from the licensing of the Food Network trademark was $365,000 in 2013, $359,000 in 2012, and $257,000 in 2011. Revenues from program sales to Food Canada were $1,707,000 in 2013, $1,966,000 in 2012, and $1,746,000 in 2011.

We may provide Food Network programming to other Scripps Networks cable networks or companies controlled by SNI. Revenue recognized from programming provided to other Scripps Networks cable networks and SNI controlled entities totaled $5,613,000 in 2013, $4,887,000 in 2012, and $4,210,000 in 2011.

We also may generate revenue from the sale of broadcast and internet advertising to companies controlled by SNI. Advertising revenues generated from SNI’s controlled entities totaled $922,000 in 2013, $1,864,000 in 2012, and $3,715,000 in 2011.

Marketing and promotion costs incurred with businesses controlled by Scripps Networks totaled $11,943,000 in 2013, $1,690,000 in 2012 and $4,112,000 in 2011.

Scripps Networks provides services covering affiliates sales, advertising sales, transmission and quality control, information technology functions, and other corporate functions related to executive management, corporate finance and accounting, legal, tax and human resources. Services provided by Scripps Networks for affiliate sales includes marketing, such as advertising campaigns, programming promotion, targeted sales presentations and managing tradeshow strategies and talent appearances; negotiating agreements with existing and new affiliates; billing and collection services; and providing channel affiliate reports. For advertising sales, Scripps Networks provides services that include selling television and internet advertising spots, advertising sales planning and marketing, rate card management services, sales positioning data, research support, related billing and collections and any necessary software and data services.

Prior to 2012, the costs of these Scripps Networks provided services were allocated to each television network on a variety of factors, including revenues, subscriber levels, and use of departmental costs. Beginning in 2012, the total amount charged for these services is being calculated by applying a Consumer Price Index escalator to the previous year’s allocated amount. These costs totaling $141,959,000 in 2013, $139,861,000 in 2012 and $137,523,000 in 2011 are recorded within the selling, general and administrative caption in our consolidated financial statements.

Scripps Networks may also negotiate affiliate agreements with cable and satellite television systems and telecommunication service providers on behalf of more than one, or all, of its networks in the aggregate, including our networks. The value of aggregate rights acquired from these providers are allocated to each network benefited based upon their relative fair values.

Scripps Networks may incur costs that are attributable to one or all of their networks. Scripps Networks incurs the license fee costs on the contracts providing music rights for our programming. These costs are allocated to us using a percentage of revenues factor. While Food Network does not issue stock compensation to its employees, certain employees of Food Network participated in the SNI 2008 Long-Term Incentive Plan. The cost of awards to Food Network employees are charged directly to Food Network. Substantially all Food Network employees received health, retirement and other benefits during 2013, 2012, and 2011 that were provided under SNI sponsored plans, including a defined benefit pension plan and a defined contribution plan. Health and life insurance costs are allocated based upon employee coverage elections and historical claims experience. Pension costs are allocated based upon past funding and an actuarial study of the covered employee groups. Benefits are based on the employees’ compensation and years of service. The funding of the plan is based on the requirements of the plan and applicable federal laws. Related to the defined contribution plan, a portion of the employees’ voluntary contributions were matched by SNI. The costs of the defined contribution plan are charged to us based upon those employee contributions.

Additional information related to costs charged to us from Scripps Networks is as follows:

(in thousands)	For the years ended December 31,
	2013	2012	2011
Music rights fees	$2,250	$1,349	$1,179
Stock-based compensation costs	4,178	2,636	1,652
Health and life insurance	1,920	1,750	1,653
Defined benefit pension costs	745	480	207
Defined contribution costs	2,500	2,316	2,008
Other	5,526	5,241	7,787

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